Form 20-F
period 2016-06-30
Wins Finance Holdings Inc.
filed 2016-09-27
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from __________ to ___________

Commission file number 333-204074

WINS Finance Holdings Inc.

(Exact name of the Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

7 Times Square

37th Floor

New York, NY 10036

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class

Ordinary Shares, par value $.0001 per share

Name of each exchange on which registered

NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of June 30, 2016, the registrant had 20,041,647 ordinary shares outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes	☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes	☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ US GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes	☒ No

CERTAIN INFORMATION

In this Annual Report on Form 20-F, or the “Annual Report”, unless the context indicates otherwise, all references to the terms “Wins Finance” “we,” “us,” “our company,” “the Company” and “our,” refer to Wins Finance Holdings Inc. and  its wholly-owned subsidiaries, Wins Holdings LLC(“WHL”),Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Tianjin Jinshang Jiaming Financial Leasing Co. Ltd. (“Tianjin Jiaming”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture) and Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”)., all references to “China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government. In this Annual Report, all references to “Renminbi,” or “RMB” are to the legal currency of China and all references to “USD”. “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

The Company’s functional currency is USD. The functional currency of Jinshang Leasing Jinchen Agriculture and Dongsheng Guarantee is Chinese Yuan, or RMB. For financial reporting purposes, the financial statements of the Jinshang Leasing and Dongsheng Guarantee were prepared using RMB, are translated into the Company’s functional currency, USD at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and owners’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The audited financial statements for the years ended June 30, 2016, 2015 and 2014 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations and/or future financial performance. In some cases, you can identify forward-looking statements by their use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar terms. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

•	our goals and strategies;
•	our future business development, results of operations and financial condition;
•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;
•	our estimates regarding the market opportunity for our services;
•	the impact of government laws and regulations;
•	our ability to recruit and retain qualified personnel;
•	our failure to comply with regulatory guidelines;
•	uncertainty in industry demand;
•	general economic conditions and market conditions in the financial services industry;
•	future sales of large blocks or our securities, which may adversely impact our share price;
•	depth of the trading market in our securities; and

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties, including those described in Item 3D “Key Information - Risk Factors.”

You should not unduly rely on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this Annual Report, to conform these statements to actual results or to changes in our expectations.

i

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Not required.

B.	Advisers

Not required.

C.	Auditors

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.  Selected financial data

The following selected financial data should be read in conjunction with Item 5 - “Operating and Financial Review and Prospects” and the Financial Statements and Notes thereto included elsewhere in this Annual Report.

The selected consolidated statements of operations data for the fiscal years ended June 30, 2016, 2015, 2014 and 2013 and the selected balance sheet data as of June 30, 2016, 2015, 2014 and 2013 are derived from the audited consolidated financial statements of Wins Finance for those fiscal years. The selected consolidated statement of operations data for the fiscal year ended June 30, 2012 and the selected balance sheet data as of June 30, 2012 are derived from the unaudited consolidated financial statements of Wins Finance for that fiscal year.

The audited consolidated financial statements for the fiscal years ended June 30, 2016, 2015, 2014 and 2013 and the unaudited consolidated financial statements of Wins Finance for the fiscal year ended June 30, 2012 are prepared and presented in accordance with U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes. The historical financial statements are not necessarily indicative of our future performance.

Statements of Income and Comprehensive Income

	Year ended June 30,
(US$ except per share data)	2016	2015	2014	2013	2012
					(Unaudited)
Guarantee service income
Commissions and fees on financial guarantee services	6,193,225	7,860,629	8,240,866	3,948,048	382,795
(Provision)/reversal of provision on financial guarantee services	(2,907,999)	576,456	(1,190,387)	(778,594)	(10,233)
Commission and fees on guarantee services, net	3,285,226	8,437,085	7,050,479	3,169,454	372,562

Direct financing lease income
Direct financing lease interest income	3,164,317	3,547,273	1,926,380	1,366,274	1,083,380
Interest expense for direct financing lease	(746,615)	(454,002)	(164,354)	(135,222)	(177,491)
Provision for lease payment receivable	(597,444)	(70,467)	(130,745)	(71,030)	(26,088)
Net direct financing lease interest income after provision for receivables	1,820,258	3,022,804	1,631,281	1,160,022	879,801

Financial advisory and agency income	402,800	3,386,586	873,927	56,762	6,560
Net revenue	5,508,284	14,846,475	9,555,687	4,385,238	1,258,923

Non-interest income
Interest on short-term investment	13,958,540	16,657,246	1,584,163	89,219	88,163
Total non-interest income	13,958,540	16,657,246	1,584,163	89,219	88,163

Non-interest expense
Business taxes and surcharge	(167,867)	(200,223)	(136,528)	(133,614)	(54,012)
Salaries and employees surcharge	(1,524,720)	(424,872)	(323,618)	(264,217)	-
Rental expenses	(271,357)	(190,239)	(195,133)	(176,087)	-
Other operating expenses	(4,621,038)	(1,468,741)	(997,811)	(621,695)	(1,875,565)
Total non-interest expense	(6,584,982)	(2,284,075)	(1,653,090)	(1,195,613)	(1,929,577)

Income before taxes	12,881,842	29,219,646	9,486,760	3,278,844	(582,491)

Income tax expenses	(1,387,373)	(3,662,488)	(720,743)	(945)	(251)
Deferred tax benefit/(expense)	622,928	515,495	(1,247,112)	(806,986)	821,727
Net Income	12,117,397	26,072,653	7,518,905	2,470,913	238,985

Other comprehensive income
Foreign currency translation adjustment	(19,361,292)	1,757,840	174,404	832,752	-
Comprehensive income/(loss)	(7,243,895)	27,830,493	7,693,309	3,303,665	238,985

Weighted-average common shares outstanding – basic and diluted (1)	20,012,356	16,800,000	16,800,000	16,800,000	16,800,000
Earnings per share – Basic and diluted (1)	0.61	1.55	0.45	0.15	0.01

(1)	These data have been retrospectively adjusted giving effect to the reverse merger between WFG and Sino, completed on October 26, 2015. More information about the reverse merger is contained in in our Consolidated Financial Statements.

	2016	2015	2014	2013	2012
					(Unaudited)
Balance Sheet Data
Cash and cash equivalents	47,163,965	9,883,091	5,329,454	104,235	91,249
Total assets	304,627,280	251,005,424	225,461,193	54,292,002	28,107,883
Total liabilities	60,572,349	13,741,316	16,027,578	18,246,423	10,365,969
Total equity	244,054,931	237,264,108	209,433,615	36,045,579	17,741,914

_____________________

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks could materially and adversely affect our business, financial condition and results of operations. In particular, we are subject to various risks resulting from changing economic, political, industry, business and financial conditions. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business operations.

You should carefully consider the following factors and other information in this annual report before you decide to invest in our ordinary shares. If any of the risks referred to below occur, our business, financial condition and results of operations could suffer. In any such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Operations

We rely heavily on cooperation with commercial banks.

Our business relies heavily on cooperation with commercial banks. Our cooperation arrangements with banks generally have a term of one year and are renewable upon expiration. If we are not able to renew any of these existing arrangements on commercially reasonable terms, or at all, when they expire, the ability to provide bank financing guarantees to clients would be negatively impacted. In addition, regulatory policies and other factors are beyond our control. Furthermore, our cooperation arrangements are concentrated in a small number of commercial banks locally. The proportion of security deposits the banks require from us largely depends on our business relationship and track record with them. As a result, if our relationship with one or more key cooperating banks deteriorates materially or terminates, our business, financial condition and results of operations may be materially and adversely affected.

Our business is subject to greater credit risks than if it provided guarantees and leases to larger and more established clients, and our proprietary risk management system may not be adequate to protect against client defaults.

The business of providing financial guarantees or leasing involves a variety of risks, including the risk that the loans we guaranteed or made will not be repaid on time or at all, and our risk management procedures may not fully eliminate these risks. We mainly focus on providing services to Chinese small & medium enterprises (“SMEs”), including microenterprises, which have limited access to financing, and microcredit companies in China. Some of our clients are at the early stage of their business and have limited financial resources, making them vulnerable to adverse competitive, economic or regulatory conditions. These customers may expose us to greater credit risks than larger or more established businesses with longer operating histories. We seek to manage our credit risk exposure through client due diligence, credit approvals, establishing credit limits, requiring security measures and portfolio monitoring. While these procedures are designed to provide us with the information needed to implement adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth during recent years. However, our financial leasing business commenced in 2009 and therefore has a limited operating history. Our net revenue increased from $1.3 million for the year ended June 30, 2012 to $5.5 million for the year ended June 30, 2016, representing an increase of 337.5%. However, our historical growth rate and the limited history of our financial leasing business make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all.

We may face increasing competition from existing and new market participants.

China’s financial services industry for SMEs and microenterprises has experienced substantial growth in recent years, following the rapid development of the Chinese economy and the emergence of a large number of SMEs and microenterprises. For our guarantee business, our major competitors include state-owned or foreign-invested guarantee companies which have a strong presence in the regions in which we operate. For our financial leasing business, our major competitors include independent China leasing companies and foreign-owned leasing companies. Some of our competitors may benefit from lower pricing, a larger customer base, a more established business reputation, more solid business relationships with banks and government authorities, a more mature risk control mechanism or more extensive experience than we might. As we expand our presence, we expect to compete with competitors from other regions, some of which have better knowledge of the target customers and may enjoy stronger relationships with local banks than we do.

Our business model could be negatively affected by changes and fluctuation in the banking industry.

Our business model is premised on the fact that SMEs and microenterprises are generally underserved by the banking industry because commercial banks in China have been reluctant to lend to SMEs and microenterprises without credit support, such as third-party guarantees, or adequate collateral of tangible assets, and we believe that they will remain so in the foreseeable future. This has created opportunities for us to develop and expand our business. However, new trends in the banking industry or the applicable regulatory requirements may alleviate the high transaction costs or the lack of collateral and public information generally associated with bank financing to our target clients or otherwise make this business more attractive to banks. In the event that commercial banks begin to compete with us by making loans to our target clients on an unsecured basis or require a lower level of credit guarantee in return for higher risk-based interest rates, we may experience less demand for our guarantee services and greater competition with respect to our financial leasing business. Furthermore, any such direct competition with our cooperating banks will undermine our relationship with them and may adversely affect our business, results of operations and prospects.

In addition, our business may be subject to factors affecting the banking industry generally, such as the abrupt spike in China’s interbank rates and the subsequent fears of tightened liquidity, as well as the increasing non-performing loan ratios as reported by the banking industry. Such factors adversely affecting China’s banking industry may result in constraints on the banking system’s liquidity and subsequent reductions in the amount of, or tightened approval requirements for, loans available to our customers or us. As a result, we may experience reduced demand for our guarantees and less available funding. Furthermore, if our customers’ business is negatively affected due to any such factors, our customer default risk may increase, which may materially and adversely affect our financial condition or results of operations.

Our business is concentrated in Jinzhong City, Shanxi Province, and our financial condition and results of operations may be materially and adversely affected by a significant deterioration in our business in such city.

Our business is concentrated in Jinzhong City, Shanxi Province, with over 66.3% of our revenues being generated by clients in this city for the year ended June 30, 2016. The economies of Jinzhong City specifically and Shanxi Province generally historically have provided significant business opportunities for our target clients, and accordingly driven our business growth and financial performance. A significant economic downturn in Jinzhong City or Shanxi Province, however, may undermine the financial condition of our customers in these areas and their ability to repay their loans which we have guaranteed, and our financial condition and results of operations may be materially and adversely affected as a result.

We may not be familiar with new regions or markets we enter and may not be successful in offering new products and services.

We may expand our business and enter other regional markets in the future. However, we may be unable to replicate our success in Jinzhong City in new markets. In expanding our business, we may enter markets in which we have limited, or no, experience. We may not be familiar with the local business and regulatory environment and we may fail to attract a sufficient number of customers due to our limited presence in that region. In addition, competitive conditions in new markets may be different from those in our existing market and may make it difficult or impossible for us to operate profitably in these new markets. If we are unable to manage these and other difficulties in our expansion into other regions in China, our prospects and results of operations may be adversely affected.

As we continuously adjust our business strategies in response to the changing market and evolving customer needs, our new business initiatives will likely lead us to offer new products and services. However, we may not be able to successfully introduce new products or services to address our customers’ needs because we may not have adequate capital resources or lack the relevant experience or expertise or otherwise. In addition, we may be unable to obtain regulatory approvals for our new products and services. Furthermore, our new products and services may involve increased and unperceived risks and may not be accepted by the market and they may not be as profitable as we anticipated, or at all. If we are unable to achieve the intended results for our new products and services, our business, financial condition, results of operations and prospects may be adversely affected.

If the counter-guarantees obtained from our customers are not sufficient to cover our corresponding exposure under the guarantees given by us on our customers’ behalf in the event of a default by the customer, it could negatively impact our results of operations.

We guarantee the repayment of loans granted to our customers. We are required to provide cash deposits for the loans granted by such banks to its customers, from which the banks may recover defaulted loan payments by its customers. In order to protect our interest, we do, and will in the future, require our customers, their owners and/or third parties to provide counter-guarantees to us to secure our obligations under the guarantees given by us. Such counter-guarantees may include 1) charges over fixed assets such as properties, vehicles and machinery; 2) charges over movable and intangible assets such as income rights, accounts receivable, inventories and land use rights; and/or 3) guarantee(s) from the owners or directors of the customer and their spouse or other third parties. Such counter-guarantees would be discharged after our obligations under the guarantee given by us are discharged. If our customers default on a loan or fail to perform their contractual obligations, we would have to pay to the bank or a contractual counter-party the amount guaranteed by us under the relevant guarantee given by us. When we are called upon to make payment under the guarantees given by us, we would in turn seek to recover such liabilities from liquidating the collateral provided to us or from funds obtained from guarantors, under the counter-guarantees given to us by the relevant customers. It is possible that collateral provided to us under such counter-guarantee(s) could not be realized, or could not be realized in time, or could not be realized at prices that are equal to or above the amount of our liability under the guarantees given by us, or the relevant guarantor(s) may fail to perform the obligations under the counter-guarantee(s) provided to us. In the event of liquidation or bankruptcy of our customers, we may not be able to claim priority on such collateral over other creditors of our customer, and we may not be able to recover the full value of that collateral under the counter-guarantees or at all. In addition, the procedures for liquidating or otherwise realizing the value of collateral of borrowers in China may be protracted or ultimately unsuccessful, and the enforcement process in China may be difficult for legal and practical reasons. Any of the foregoing may adversely impact our results of operations and profitability.

Our provisions for guarantee losses and impairment losses may not be adequate to cover actual losses and any increase to the allowance for guarantee losses and impairment losses may cause our net income to decrease.

As of June 30, 2016, our provision for guarantee losses was $3.1 million and our allowance for impairment losses was $0.9 million in respect of investment in financial leasing. The amount of provisions or allowances has been based on our management’s assessment of, and expectations concerning, various factors affecting the quality of our guarantee and loan portfolio, such as the customers’ financial condition, repayment ability, historical default rates, the anticipated realizable value of any collateral, regional economic conditions, government policies, interest rates and other factors, and the applicable PRC rules and regulations governing provisions for losses. If our assessment and expectations differ from actual events, or if the quality of our guarantee and loan portfolios deteriorates, our provisions or allowance may not be adequate to cover our actual losses and we may need to set aside additional provisions or allowance, which could materially and adversely affect our profitability. Our business is subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. We may increase our allowance for guarantee losses and impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Regulatory authorities may also require an increase in the provision or allowance for guarantee or loan losses. Any increase in the allowance for guarantee or loan losses would result in a decrease in net income and may have a material adverse effect on our financial condition and results of operations.

Our business is concentrated in financial guarantees and financial leasing, and therefore lacks product and business diversification. Accordingly, our future revenues and earnings may be more susceptible to fluctuations than a more diversified company.

Currently, our primary business activities include providing guarantee services and offering financial lease as well financial advisory services to our customers. If we are unable to maintain and grow the operating revenues from our business or develop additional revenue streams, our future revenues and earnings are not likely to grow and could decline. Our lack of significant product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

The commission rate in the guarantee business and interest rate in financial leasing business may decrease due to changes in the Chinese economic environment or industry competitiveness, which could negatively affect our revenue and net profit.

If China’s economy does not maintain the same growth rate as it has in previous years, or China’s macro-economy slows down, the government could tighten money supply, and banks could be less inclined to incur credit risk and extend loans to Chinese SMEs, which could negatively affect our guarantee business. China has cut its interest rate three times during the last 12 months, and further cuts in interest rates may be implemented in the near future. New participants may enter the financial sector and our business could face intense competition within our current region, and in the regions into which we plan to expand, due to these new entrants. We might be unable to maintain the same level of commission rates or interest rates charged for our guarantee service or financial leasing service, in which case our revenue and net profit may decrease.

We hold a significant amount of short term investments in assets management products. It is possible that we could lose the principal and interest of these assets, or the current return may not be maintained. Furthermore, it is possible that the banks and financial institutions that manage the short-term investments may not be able to redeem the short-term investments at our request, resulting in our being unable to utilize the related funds to support our business.

As of June 30, 2016, we hold $149.8 million of short-term investments in assets management products managed by banks and financial institutions, which have invested in fixed-income financial products permitted by the China Securities Regulatory Commission (“SRC”) such as government bonds, corporate bonds and central bank notes. We believe that the risk of loss of principal and interest on these assets is very low. However, if the Chinese economic environment changes significantly, for instance, if China’s economy enters a serious recession resulting in many enterprises being unable to repay their bonds and other obligations, or if China’s central bank cuts interest rates significantly, China’s asset management companies may be unable to protect their interests in the assets under management. In such event, we might lose any return or even the principal from these investments. The current annualized return rate for assets held by these asset management companies on behalf of us is between 5% and 15% annually. The return on these funds is highly dependent on the management ability of the asset management companies, and on the market interest rate of the investment products. Current levels of return may not be sustainable if the market interest rate continues to decrease in the near future. Further, the banks and financial institutions that manage the short term investments may be unable to redeem such investments at a price equal to the principal and undistributed interests due to market events or, in extreme circumstances, such as significant redemptions or a deterioration of liquidity in the financial markets, may be unable to redeem them at all. As a result, we may not have access to the capital related to the short-term investments for our business when needed.

We failed to comply with certain laws and regulations in the past and the non-compliance may expose us to potential penalties or legal actions imposed by relevant government authorities.

We failed to comply with certain social insurance contributions and Provident Housing Fund requirements under PRC regulations (collectively “Social Benefit Regulations”). Dongsheng Guarantee failed to make social insurance contributions and Provident Housing Fund contributions for some of its employees. As of the latest practicable date, we had not received any notice from any of the relevant government authorities regarding our non-compliance with Interim Measures for our guarantee business and the Social Benefit Regulations. However, we cannot assure that the relevant regulatory authorities will not impose penalties and/or bring legal action against us retrospectively, which may adversely affect our business and cause a significant penalty payment.

Our risk management framework, policies and procedures and internal controls may not fully protect us against various risks inherent in our business.

We have established an internal risk management framework, policies and procedures to manage our risk exposures, primarily credit risk, operational risk, compliance risk and legal risk as well as liquidity risk. These risk management policies and procedures are based upon historical behaviors and our experience in the industry. They may not be adequate or effective in managing our future risk exposures or protecting us against unidentified or unanticipated risks, which could be significantly greater than those historically experienced. Although we are continuously updating our policies and procedures, we may fail to predict future risks due to rapid changes in the market and regulatory conditions, and new markets we enter. Although we have established internal controls to ensure our risk management policies and procedures are adhered to by our employees as we conduct our business, our internal controls may not effectively prevent or detect any non-compliance of our policies and procedures, which may have a material adverse effect on our business, financial condition and results of operations. Effective implementation of our risk management and internal controls also depends on our employees. Human error or other mistakes may significantly undercut the effectiveness and performance of our risk management and internal controls, resulting in a material adverse effect on our business, results of operations and financial position.

We may be subject to employee misconduct which is often difficult to detect and could harm our reputation and business.

Employee misconduct may include approving a transaction beyond authorized credit limits, hiding key customer information in the due diligence process, engaging in fraudulent or other improper activities, or otherwise not complying with laws or our risk management procedures. Employee misconduct is often difficult to detect and could take significant time to uncover. We cannot assure you that future incidents of employee misconduct will not subject us to serious penalties or limitations on our business activities. We could also suffer from negative publicity, reputational damage, monetary losses or litigation losses as a result of the misconduct of our employees.

There is often limited information regarding our customers and our ability to perform customer due diligence or detect customer fraud may be compromised as a result.

The information available on SMEs including microenterprises is often limited. Our credit evaluation depends primarily on customer due diligence. We cannot assure you that our customer due diligence will uncover all material information necessary to make a fully informed decision, nor can we assure you that our due diligence efforts will be sufficient to detect fraud committed by our customers. If we fail to perform thorough due diligence or discover customer fraud or intentional deceit, the quality of our credit evaluation may be compromised. A failure to effectively measure and limit the credit risk associated with our guarantee and loan portfolio could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, we may be unable to monitor our customers’ actual use of the financing we guaranteed or provided, or verify if our customers have other undisclosed private money or borrowings. We may not be able to detect our customers’ suspicious or illegal transactions, such as money laundering activities, in our business and we may suffer financial and/or reputational damage as a result.

Our continued success is dependent on senior management and our ability to attract and retain qualified personnel.

Our success has been, and in the future will be, dependent on the continued services of our executive directors and senior management. While we intend to enter into employment agreements with certain key employees in connection with the transactions, there is no assurance that any or all of our senior management will continue their employment with us. If any senior management personnel are unable or unwilling to continue their service, we may not be able to find a suitable replacement quickly or at all. The loss of the services of any senior management personnel and the failure to locate a suitable replacement might disrupt our business and could have an adverse impact on our ability to manage or operate our business effectively.

Our performance is also dependent on the talents and efforts of highly-skilled individuals. As a result, our continued ability to effectively compete, manage and expand our business depends on our ability to retain and motivate our existing employees and attract new talented and diverse employees. Given our relatively lean human resources structure, the loss of services of any employee holding an important position or possessing industry expertise or experience could have a material adverse effect on our results of operations, business and prospects. Competition in the financial services industry for qualified employees has often been intense, and we may also need to offer higher compensation and other benefits to attract new personnel. A failure to attract and retain qualified personnel and any significant increase in staffing costs could have a negative impact on our ability to maintain our competitive position and grow our business.

The future development and implementation of anti-money laundering laws in China may increase our obligation to supervise and report transactions with our customers, thereby increasing our compliance efforts and costs and exposing us to criminal measures or administrative sanctions for non-compliance.

We believe that we are not currently subject to PRC anti-money laundering laws and regulations and are not required to establish specific identification and reporting procedures relating to anti-money laundering. PRC laws and regulations relating to anti-money laundering have evolved significantly in recent years and may continue to develop. In the future, we may be required to supervise and report transactions with our customers for anti-money laundering or other purposes, which may increase our compliance efforts and costs and may expose us to potential criminal measures or administrative sanctions if we fail to establish and implement the required procedures or otherwise fail to comply with the relevant laws and regulations.

Failure to maintain our reputation and brand name could materially and adversely affect our business.

We believe that the reputation and brand name that we have built over the years plays a significant role in enabling us to obtain business from referrals as well as to attract new customers. A large portion of our new guarantee services were referred to us by our past or existing customers or by banks or other financial institutions. We believe that the building up and the enhancement of our reputation and brand name depend largely on, among others, our credibility among finance providers and other players in the financial services industry which has been developed over the years of our business operations, and our ability to provide diversified services to meet the requirements of our customers and their counter-parties. If we fail to maintain our reputation or our customers or their counter-parties no longer perceive our services to be of high quality or if they should no longer perceive us as a guarantee company with high credibility for whatever reason, our reputation and brand name could be adversely affected which, in turn, could affect our ability to maintain existing or capture future business opportunities. There is also no assurance that our past or existing customers or banks or financial institutions with whom we have business relationships will continue to work with us or to refer new or potential customers to us. In the event our existing or past customers or banks or financial institutions with whom we have business relationships cease to work with us or stop referring new or potential customers to us or substantially reduce their referrals to us, our business, financial condition and results of operations would be adversely affected.

We are heavily dependent on the performance of SMEs, particularly those in Jinzhong City, and any decrease in demand for services to SME’s in Jinzhong City or the PRC may adversely impact our business operations.

The rapid growth of the economy of the PRC in recent years has triggered a surge in the number of new SMEs and the escalation of their respective businesses in general. Despite the growth of SMEs and the growing demand for funding from these SMEs in recent years, there can be no assurance that the demand for financial guarantee services and financial leasing from SMEs will continue to grow. Any adverse development in national or local economic conditions may affect the businesses or funding demands of SMEs which, in turn, may reduce the demand or depress the amount of fees we charge for our services. Any decrease in such demand would have a material adverse effect on our result of operations and financial condition.

Our financial guarantee, financial leasing and financial consultancy services are provided to SMEs and their shareholders for the benefit of SMEs in the PRC, mainly in Jinzhong City, Shanxi Province. Our business and prospects are particularly dependent on the performance of SMEs in Jinzhong City which operate in a multitude of different industries. If the economy of Shanxi Province, in particular Jinzhong City, significantly deteriorates, performance of SMEs in such area will be adversely affected which, in turn, could have an adverse effect on our business. If there is any downturn in the industries of any of our customers and potential customers in the PRC generally or in Jinzhong City specifically, our business, financial condition and results of operations could also be adversely affected.

We may not be able to keep pace with changing demands in the guarantee business industry.

A significant factor of our competitiveness in the markets for guarantee services is our ability to develop our services so that we are able to continuously tailor our services to the needs and demands of our customers and their counter-parties. Due to the changes in the global economy, the national economy in the PRC or the local economy in Shanxi Province, the changes in the business environment of the SMEs in the PRC and the development of different financial products, there may be changes in the market needs for guarantee services in terms of, among others, the type of services and the scale of guarantees provided. We cannot assure that we will be able to obtain sufficient financial and human resources to develop our business in view of such changes. The scale and expertise of our management team may not be able to meet such market needs and we may not be able to attract suitable personnel for the development of our business. In addition, our risk management system may not keep up with changes in the business requirements of our cooperating institutions and customers. Further, there is no assurance that our new services will be well accepted by the market, or such services can be developed and put into the market in a timely manner or at all. In the event that we are not able to develop new services that meet the needs of our customers or their counter-parties or that our competitors have developed new service offerings that are more accepted by the market than ours, our business, financial condition and results of operations may be materially and adversely affected.

We may be involved in legal proceedings arising from our operations.

We may become involved in disputes with customers, financial providers and/or other parties. These disputes may lead to legal proceedings, and may cause us to suffer costs and delays to our operations. Such legal proceedings may also adversely affect our reputation which in turn could lead to a slowdown in our new business opportunities.

We are subject to certain foreign exchange risks.

We receive all of our revenue in Renminbi, which is currently not a freely convertible currency. A portion of our revenue must be converted into other currencies in order to meet our foreign currency obligations from time to time. For example, we will be required to obtain foreign currency (i.e. US dollars) to make payments of declared cash dividends, if any. The value of Renminbi against the U.S. dollar and other currencies fluctuates and is affected by, among other things, changes in the PRC and international political and economic conditions. The value of any declared cash dividends in the future may be affected by fluctuations in exchange rates.

We have no insurance coverage for our guarantee and financial leasing business, investment assets or deposits in our bank accounts, which could expose us to significant costs and business disruption.

We do not maintain any credit insurance, business interruption insurance, general third-party liability insurance, nor do we maintain key man life insurance or any other insurance coverage except the mandatory social insurance for employees. If we incur any lost that is not covered by our loss reserve, our business, financial condition and results of operations could be materially and adversely affected. Additionally, our major assets are cash deposit in banks and short-term investments in assets management products. These assets are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we could lose the cash on deposit with that particular bank or trust company.

We have not yet generated significant revenue from our financial leasing operations and may not do so in the future.

We are currently in the initial stage of developing our financial leasing business. To date, the revenue generated from our financial leasing operations is not a significant contribution to our performance. The success of our financial leasing operations will be highly dependent upon our ability to successfully develop and market our financial leasing services to targeted customers. We may not be able to develop our financial leasing business as planned and generate revenues or profits. The revenue and income potential of our proposed financial leasing business is unproven and the lack of operating history makes it difficult to evaluate the future prospects of this business.

Our knowledge of the Chinese financial leasing industry and market may be limited. Our perception of potential customers’ needs and their acceptance of our financial leasing services may not be accurate.

We may not be able to work with equipment providers to successfully purchase qualified equipment identified by our customers on terms acceptable to us. We may not be able to establish sound financial modeling in the calculation of the interest rate and residual value. Such inexperience and lack of active knowledge may lead to failure of our financial leasing business.

Lack of knowledge of financial leasing benefits among potential customers may make it difficult for us to market our services.

Many people in the PRC still perceive leasing companies as a “second-class bank”, and very few recognize the flexibility and benefits that financial leasing provides. We may need to invest a tremendous amount of time and effort toward education people of the benefits of such business so that potential customers can fully appreciate the flexibility leasing offers to deploy their assets. Failure in such education may make it difficult for us to market our financial leasing services.

Our dividend policy is determined by the Board of Directors based the consideration of our performance, cash flow position and future growth strategy. We cannot assure you of declaring dividend at any time in the future.

In the future, we may not have sufficient net income or cash flow for dividend distribution, and we may retain profits to cover cash flow required for further business growth. There is no assurance that we will pay any dividends in the future. If we do not pay dividends, shareholders will not experience investment returns except through the sale of their stock.

Failure to manage our growth could result in a negative impact on our future performance, results of operation and financial condition.

We intend to seek strategic acquisitions in the future in order to further expand our business and service offerings. It is our intention to seek acquisition targets that have the potential to complement our existing business or our business model or to broaden our service offerings. Any failure to successfully acquire or merge with such targets or to successfully integrate newly acquired or merged businesses into our business could have a negative impact on our future performance, results of operations and financial condition.

Our financial performance may fluctuate from period to period and the fluctuations may make it difficult to predict our future performance. The adjustment of our business development strategies according to the new environment may have significantly adverse effect on our performance.

Our financial performance fluctuates with our business volume. For our guarantee and financial consultancy service, the level of revenue that we can achieve is subject to fluctuations and is dependent on, among others, the business and performance of our customers and the overall economic condition of the PRC. Accordingly, we are susceptible to revenue volatility between financial periods.

As we derive substantially all of our revenue from guarantee fees, our financial performance is affected by the market conditions of the vastly diverse industries in which our customers operate and the overall economic conditions of the PRC, which are external factors beyond our control. In the event that we are not able to continually and consistently secure new guarantee contracts from customers, our future financial performance will be adversely affected.

In order to achieve our long term mission, we may balance our efforts and capital to some newly developed segments, such as leasing or other newly acquired business. This could negatively affect our current guarantee financial performance.

Our business strategy could be adjusted subject to various circumstances, such as market opportunity, overall economic condition of the PRC, changes in the government regulations, and so on. Such adjustment could shift our future business focus and demand a large number of resource support, which could negatively affect our future financial performance.

Risk relating to doing business in the PRC

China’s economic, political and social conditions, as well as regulatory policies, significantly affect the financial markets in China, as well as our liquidity, access to capital and ability to operate our business.

Our operating subsidiaries are incorporated, and our operations and assets are primarily located, in the PRC. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past few decades, growth has been uneven across different regions and economic sectors and there is no assurance that such growth can be sustained or is sustainable. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may negatively affect us. For example, our financial condition and results of operations may be adversely affected by the following factors:

•	an economic downturn in China or any regional market in China;

•	inaccurate assessment of the economic conditions of the markets in which we operate;

•	economic policies and initiatives undertaken by the PRC government;

•	changes in the PRC or regional business or regulatory environment affecting the SME and microenterprise sector;

•	changes to prevailing market interest rates;

•	a higher rate of bankruptcy; and

•	the deterioration of the creditworthiness of SMEs and microenterprises in general.

In addition, an unfavorable financial and economic environment in recent years, including as a result of continued global financial uncertainties and the Eurozone sovereign debt crisis, have had and may continue to have an adverse impact on investors’ confidence and financial markets in China. Moreover, concerns over capital market volatility, issues of liquidity, inflation, geopolitical issues, the availability and cost of credit and concerns about the rate of unemployment have resulted in adverse market conditions in China, which may materially and adversely affect our business and operations.

We may not in all cases be able to capitalize on the economic reform measures adopted by the PRC government. Changes in the economic, political and social conditions or the relevant policies of the PRC government, such as changes in laws and regulations or restrictive financial measures, could have an adverse effect on the overall economic growth of the PRC, which could subsequently hinder our current or future business, growth strategies, financial condition and results of operations.

Substantial uncertainties and restrictions with respect to the political and economic policies of the PRC government and PRC laws and regulations could have a significant impact upon the business we may be able to conduct in the PRC and accordingly on the results of our operations and financial condition.

Our business operations may be adversely affected by the current and future political environment in the PRC. The Chinese government exerts substantial influence and control over the manner in which we must conduct our business activities. Our ability to operate in China may be adversely affected by changes in Chinese laws and regulations. Under the current government leadership, the government of the PRC has been pursuing economic reform policies that encourage private economic activities and greater economic decentralization. However, the government of the PRC may not continue to pursue these policies, or may significantly alter these policies from time to time without notice.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with borrowers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. Only after 1979 did the Chinese government begin to promulgate a comprehensive system of laws that regulate economic affairs in general, deal with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade, as well as encourage foreign investment in China. Although the influence of the law has been increasing, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Also, because these laws and regulations are relatively new, and because of the limited volume of published cases and their lack of force as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. In addition, there have been constant changes and amendments of laws and regulations over the past 30 years in order to keep up with the rapidly changing society and economy in China. Because government agencies and courts provide interpretations of laws and regulations and decide contractual disputes and issues, their inexperience in adjudicating new business and new polices or regulations in certain less developed areas causes uncertainty and may affect our business. Consequently, we cannot clearly foresee the future direction of Chinese legislative activities with respect to either business with foreign investment or the effectiveness on enforcement of laws and regulations in China. The uncertainties, including new laws and regulations and changes of existing laws, as well as judicial interpretation by inexperienced officials in the agencies and courts in certain areas, may cause possible problems to foreign investors.

Lack of financial leasing regulations could negatively impact our business.

Currently, there is no uniform equipment title registration process and system in China, as each municipality adopts different procedures. The pending China Financial Leasing Law is expected to unify the registration procedures and protect the lessor against a “good-faith” third-party claim if the leased assets are registered in the lessor’s name. In the absence of such central title registration system, the lessors’ ownership interest on the leased equipment may be threatened. Loss of ownership to the leased equipment will have a negative effect on our financial position.

Interpretation of PRC laws and regulations involves uncertainty and the current legal environment in the PRC could limit the legal protections available to shareholders.

PRC laws and regulations govern our operation in the PRC. Most of our subsidiaries are organized under PRC laws. The PRC legal system is a civil law system based on written statutes, and prior court decisions have little precedent value and can only be used as a reference. Additionally, PRC written statutes are often principle-oriented and require detailed interpretations by the enforcement bodies to further apply and enforce such laws. Since 1979, the PRC legislature has promulgated laws and regulations in relation to economic matters such as foreign investment, corporate organization and governance, commercial transactions, taxation and trade, with a view to developing a comprehensive system of commercial law, including laws relating to property ownership and development. However, due to the fact that these laws and regulations have not been fully developed, and because of the limited volume of published cases and the non-binding nature of prior court decisions, interpretations of the PRC laws and regulations involves a degree, sometimes a significant degree, of uncertainty. Depending on the governmental agency or how an application or case is presented to such agency, we may receive less favorable interpretations of laws and regulations than our competitors. In addition, any litigation in the PRC may be protracted and result in substantial costs and diversion of resources and management attention. All of these uncertainties may limit the legal protections available to our investors and shareholders.

Foreign ownership in financial guarantee and financial leasing businesses may be changed due to the uncertainty of evolving PRC laws and regulations.

We operate our financial guarantee and financial leasing business under foreign ownership structures in China. According to the Catalogue for the Guidance of Foreign Investment Industries (“Foreign Investment Catalogue”) promulgated by the Ministry of Commerce of the PRC (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on March 10, 2015 and effective as of April 10, 2015, our operation of financial guarantee and financial leasing businesses with foreign ownership is permitted under current PRC laws and regulations. However, the PRC laws and regulations are not fully developed and the Chinese government has been revising the laws and regulations since the Reform and Opening-up in 1979. There is still significant uncertainty resulting from the evolving PRC laws and regulations. As a result, foreign investment in these financial industries may be restricted or prohibited in the future if PRC laws and regulations are changed or revised due to the evolving political or economic conditions.

The national and regional economies in the PRC and our prospects may be adversely affected by natural disasters, acts of God and the occurrence of epidemics.

Our business is subject to general economic and social conditions in the PRC. Natural disasters, epidemics and other acts of God which are beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the PRC. Some regions in the PRC are under the threat of earthquake, sandstorm, snowstorm, fire, drought, or epidemics such as Severe Acute Respiratory Syndrome, SARS, H5N1 avian flu, the human swine flu, also known as influenza A (H1N1) or the recent cases of H7N9. For instance, two serious earthquakes hit Sichuan province in May 2008 and April 2013, and resulted in significant loss of lives and destruction of assets in the region. In addition, past occurrences of epidemics, depending on their scale, have caused different degrees of damage to the national and local economies in the PRC. A recurrence of SARS or an outbreak of any other epidemics in the PRC, such as the H5N1 or the H7N9 avian flu, especially in the cities where we have operations, may result in material disruption of our business, which in turn may adversely affect our financial condition and results of operations.

Our shareholders may experience difficulties in effecting service of legal process and enforcing judgments against us, our Directors or senior management and to take action on the basis of violations of the listing rules.

Our major operations are located in the PRC, and all of our assets and subsidiaries are located in the PRC. Most of our directors and senior management reside within the PRC. The assets of these Directors and senior management are also located within the PRC. As a result, it may not be possible to effect service of process upon most of our Directors and senior management outside the PRC. Moreover, the PRC does not have treaties providing for reciprocal recognition and enforcement of court judgments in the United States. As a result, in the PRC, recognition and enforcement of court judgments from the jurisdictions mentioned above may be difficult or impossible in relation to any matter that is not subject to a binding arbitration provision.

We are a holding company located outside China and rely on dividend payments from our subsidiaries. Our ability to pay upstream dividends may be restricted due to foreign exchange controls and other Chinese regulations.

We are a holding company and a significant part of our business is carried out through our operating subsidiaries in the PRC. As a result, our ability to pay dividends depends on dividends and other distributions received from our operating subsidiaries. If any of our subsidiaries incurs debt or losses, it may impair its ability to pay dividends or other distributions to us, which could adversely affect our ability to pay dividends to our Shareholders.

PRC law requires any foreign invested enterprises, such as our subsidiaries in the PRC, to set aside part of its net profit as statutory reserves. Our PRC subsidiaries are required to set aside each year at least 10% of their after-tax profits for such year, as reported in its PRC statutory financial statements, to the statutory surplus reserve of such PRC subsidiary. Such reserve may not be discontinued until the accumulated amount has reached 50% of the registered capital of the PRC subsidiary. These statutory reserves are not available for distribution to us, except in liquidation. The calculation of distributable profits is based on PRC Accounting Standards and Regulations, which differ in many aspects from US GAAP. As a result, our subsidiary in the PRC may not be able to pay any dividend in a given year to us if it does not have distributable profits as determined under the PRC Accounting Standards and Regulations, even if it has profits for that year as determined under US GAAP.

Limitations on the ability of our PRC operating subsidiary to remit its entire after-tax profits to us in the form of dividends or other distributions could adversely affect our ability to grow, make investments that could be beneficial to our business, pay dividends and otherwise fund and conduct our business. We cannot assure that our subsidiaries will generate sufficient earnings and cash flow to pay dividends or otherwise distribute sufficient funds to us to enable us to pay dividends to our Shareholders.

The PRC Enterprise Income Tax Law (“PRC EIT Law”) and its implementation rules stipulate that if an entity is deemed to be a non-PRC resident enterprise without an establishment or place of business in the PRC, withholding tax at the rate of 10% will be applicable to any dividends paid to it by its PRC subsidiary, unless it is entitled to reduction or elimination of such tax, including by tax treaties.

In addition, restrictive covenants in bank credit facilities or other arrangements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to pay dividends or make distributions to us. These restrictions could reduce the amount of dividends or other distributions we receive from our subsidiaries, which in turn would restrict our ability to pay dividends to our shareholders.

Failure by our operating subsidiaries to pay us dividends could negatively impact our cash flow and our ability to make dividend distributions to our shareholders, including during periods in which we are profitable.

Risks Related to the Company

We are a foreign private issuer and, as a result, we are not be subject to U.S. proxy rules and are subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

We report under the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. We intend to furnish quarterly reports to the SEC on Form 6-K for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act, although the information we furnish may not be the same as the information that is required in quarterly reports on Form 10-Q for U.S. domestic issuers. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, in the fiscal years ending on or after December 15, 2011, foreign private issuers will not be required to file their annual report on Form 20-F until 120 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.

As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required under the Listing Rules of the NASDAQ Stock Market for domestic U.S. issuers. For instance, we intend to follow home country practice in the Cayman Islands with regard to, among other things, director nomination procedures, the approval of compensation of officers, and quorum requirements at general meetings of our shareholders. In addition, we intend to follow our home country law instead of the Listing Rules of the NASDAQ Stock Market that require us to obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Following our home country governance practices as opposed to the requirements that would otherwise apply to a United States company listed on NASDAQ may provide less protection to you than what is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic U.S. issuers.

Our management team’s lack of experience as officers of publicly-traded companies may hinder our ability to comply with the Sarbanes-Oxley Act.

It may be time-consuming, difficult and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. We may need to hire additional financial reporting, internal controls and other finance staff or consultants in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the Sarbanes-Oxley Act’s internal controls requirements, we may not be able to obtain the independent auditor certifications that the Sarbanes-Oxley Act requires publicly-traded companies to obtain.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, assuming we are treated as a foreign for U.S. federal income tax purposes, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of the assets and the nature of our income and our subsidiaries during our taxable year ended June 30, 2016, we do not believe that we may be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance in respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

Additional financing may result in dilution to our shareholders.

We may need to raise additional funds in the future to finance internal growth, to make acquisitions or for other reasons. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities, you may experience significant dilution of your ownership interest and the newly issued securities may have rights senior to those of the holders of our ordinary shares. Alternatively, if we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility, and would also require us to fund additional interest expense. If additional financing is not available when required or is not available on acceptable terms, we may be unable to successfully commercialize our product or continue our research and development.

Future resales of our ordinary shares may cause the market price of our securities to drop significantly, even if our business is doing well.

Pursuant to the merger agreement with Wins Finance Group Ltd. (“WFG”) we issued 16,800,000or our ordinary shares to the former shareholders of WFG. Pursuant to the merger agreement, the WFG shareholders are restricted from selling any of the ordinary shares that they received as a result of the merger during the twelve-month period after the closing date of the merger, subject to certain exceptions, and the former shareholders of WFG were required to enter into lock-up agreements to such effect.

Subject to these restrictions, the company entered into an amended and restated registration rights agreement at the closing of the merger with the former shareholders of WFG pursuant to which such holders were granted certain demand and “piggy-back” registration rights with respect to their securities. Furthermore, the former shareholders of WFG may sell our ordinary shares pursuant to Rule 144 under the Securities Act, if available, rather than under a registration statement. In these cases, the resales must meet the criteria and conform to the requirements of that rule, including waiting until one year after our filing with the SEC of a Current Report on Form 8-K containing Form 10 type information reflecting the transactions with WFG.

Upon expiration of the applicable lock-up periods, and upon effectiveness of any registration statement we file pursuant to the amended and restated registration rights agreement or upon satisfaction of the requirements of Rule 144 under the Securities Act, the former shareholders of WFG may sell large amounts of our ordinary shares in the open market or in privately negotiated transactions, which could have the effect of increasing the volatility in our stock price or putting significant downward pressure on the price of our stock.

Also pursuant to the amended and restated registration rights agreement, the initial shareholders of Sino Mercury Acquisition Corp. (“Sino”) are entitled to make a demand that we register the resale of their initial shares at any time commencing three months prior to the date on which their shares may be released from escrow. The presence of these additional ordinary shares trading in the public market may have an adverse effect on the market price of our securities.

Our ability to request indemnification from the former security holders of WFG for damages arising out of the merger are limited in certain instances to those claims where damages exceed $2,000,000 and is also limited to the shares placed in escrow.

At the closing of the Business Combination, 10% of the ordinary shares to be issued to the former shareholders of WFG were deposited in escrow to provide a fund for payment to our company with respect to its post-closing rights to indemnification under the merger agreement for breaches of representations and warranties and covenants by WFG and its shareholders, and for certain other indemnifiable matters. Claims for indemnification may only be asserted by us once the damages exceed a $2,000,000 deductible (subject to certain exceptions), in which event the amount payable shall be the amount of the entire loss. Accordingly, it is possible that we will not be entitled to indemnification even if WFG is found to have breached certain of its representations and warranties and covenants contained in the merger agreement if such breaches would only result in damages to our company of less than $2,000,000. Also, the aggregate liability for damages is limited to the shares placed in escrow.

If securities or industry analysts do not publish research or reports about us or our business or publish unfavorable research about us or our business, the price of our securities and their trading volume could decline.

The trading market for our securities will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrades our securities, the price of our securities would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, interest in the purchase of our securities could decrease, which could cause the price of our securities and their trading volume to decline.

Our stock price may be volatile, and purchasers of our securities could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their securities at or above the price at which they purchased such securities. The stock market in general, and NASDAQ Stock Market in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

ITEM 4. INFORMATION ON OUR COMPANY

A.  History and Development of the Company

Our History

Sino Mercury Acquisition Corp. (“Sino”) was incorporated in the State of Delaware on March 28, 2014. Sino was a blank check company formed in order to effect a merger, capital stock exchange, asset acquisition or other similar business combination with one or more businesses or entities. On September 2, 2014, Sino closed its initial public offering of 4,000,000 units, with each unit consisting of one share of its common stock and one right to receive one-tenth of one share of common stock upon consummation of an initial business combination. On September 24, 2014, Sino consummated the sale of an additional 80,100 units which were subject to an over-allotment option granted to the underwriter of its initial public offering. The units from the initial public offering (including the over-allotment option) were sold at an offering price of $10.00 per unit, generating total gross proceeds of $40,801,000. Simultaneously with the consummation of the initial public offering, Sino consummated the private sale of 210,000 units to one of its initial shareholders at $10.00 per unit (the “Private Units”) for an aggregate purchase price of $2,100,000. $38,701,000 of the net proceeds from the initial public offering, together with $2,100,000 raised from the private sale of units, for a total of $40,801,000, was deposited into the trust account and the remaining proceeds became available to be used as working capital to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. The initial public offering was conducted pursuant to a registration statement on Form S-1 (Reg. No. 333-197515) that became effective on August 26, 2014.

Wins Finance Holdings Inc. (the “Company”) was incorporated in the Cayman Islands as an exempted company on February 17, 2015 and organized as a wholly-owned subsidiary of Sino, for the purposes of changing the jurisdiction of Sino from Delaware to the Cayman Islands through a merger in which the Company would be the surviving corporation and, immediately following that merger, simultaneously acquiring all of the outstanding equity of Wins Finance Group Limited, a British Virgin Islands international business company (“WFG”), by means of an exchange by the shareholders of WFG(the “WFG Shareholders”) of 100% of the ordinary shares of WFG for cash and ordinary shares of the Company.

WFG is a holding company that was incorporated under the laws of the British Virgin Islands on July 27, 2014. After several recapitalizations and restructurings, WFG holds 100% of the interests of Jinshang Leasing, Jinchen Agriculture, Dongsheng Guarantee and Tianjin Jiaming through its wholly owned subsidiary, Full Shine. WFG is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province and Beijing, China. WFG’s goal is to assist Chinese small & medium enterprises, including microenterprises, which have limited access to financing, in improving their overall fund-raising capability and enable them to obtain funding for business development.

Effective October 26, 2015, the Company consummated the merger and share exchange transactions (the “Business Combination”) contemplated by the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of April 24, 2015 and amended on May 5, 2015, by and among the Company, Sino, WFG and the WFG Shareholders.

Upon the closing of the Business Combination (the “Closing”), the former security holders of Sino were issued an aggregate of 4,726,756 ordinary shares of the Company, including 429,010 ordinary shares of the Company issued in exchange for Sino’s then outstanding rights. In connection with the Business Combination, holders of 1,012,379 shares of Sino common stock sold in its initial public offering (“public shares”) exercised their rights to convert those shares to cash at a conversion price of $10.00 per share, or an aggregate of $10,123,790.

As consideration for their outstanding ordinary shares of WFG at Closing, the WFG Shareholders received an aggregate of 16,800,000 ordinary shares of the Company, which includes 2,500,000 ordinary shares issued at the election of the WFG Shareholders to receive such shares in lieu of cash consideration. The WFG Shareholders elected to receive no cash consideration.

Upon the Closing, Sino’s common stock, rights and units ceased trading and the Company’s ordinary shares began trading on the Nasdaq Capital Market under the symbol “WINS”.

As noted above, the conversion price for holders of public shares electing conversion was paid out of the Company’s trust account, which had a balance immediately prior to the Closing of approximately $30,677,210. Of the remaining funds in the trust account, $1,057,882 was used to pay transaction expenses and the balance of $29,619,328 was released to the Company to be used for working capital purposes.

Of the ordinary shares of the Company issued to the WFG Shareholders, an aggregate of 1,680,000 of such shares (“Escrow Shares”) were placed in escrow pursuant to an escrow agreement (“Indemnity Escrow Agreement”) entered into by the Company, Continental Stock Transfer & Trust Company, as escrow agent, the WFG Shareholders and a representative of WFG at Closing. The Escrow Shares provide a fund of payment to the Company with respect to its post-closing rights to indemnification under the Merger Agreement for breaches of representations and warranties and covenants by WFG and its subsidiaries and the WFG Shareholders. The escrow is the sole remedy for the Company for its rights to indemnification under the Merger Agreement. Claims for indemnification may be asserted against the escrow fund by the Company once its damages exceed a $2,000,000 threshold and are reimbursable to the full extent of the damages in excess of such amount, subject to certain exceptions. The 1,680,000 shares held in escrow shall be released on the earlier of (a) the 30th day after the date the Company has filed with the SEC its Annual Report for the year ending June 30, 2016 and (b) March 31, 2017, subject to reduction based on shares cancelled for claims ultimately resolved and those still pending resolution at the time of the release.

We are subject to the provisions of the exempted company incorporated under the Companies Law (2013 Revision) of the Cayman Islands. Our principal executive offices are located at 7 Times Square, 37th Floor, New York, NY 10036.  Our telephone number is 646-912-8918 and our website is located at winsholdings.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report).

Principal Capital Expenditures

For a discussion of our capital expenditures, see Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B. Business Overview

Overview

Our company is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province and Beijing, China. Our goal is to assist Chinese SMEs, which have limited access to financing, to improve their overall fund-raising capability and enable them to obtain funding for business development. WFG principally operates in the following business lines:

•	Financial Guarantees — facilitating SMEs’ financing opportunities by acting as a guarantor to secure credit facilities from lending banks and other financial institutions.
•	Financial Leasing — providing direct equipment leasing or purchase-lease-back services to SMEs, to satisfy SMEs’ working capital needs.
•	Financial Advisory Services — providing financial advisory services to our clients.

At the end of 2015, Dongsheng Guarantee, our operating subsidiary in the PRC, with approximately $47.7 million (or RMB 300 million) of registered capital, was ranked as one of the top 10 financing guarantee companies in Shanxi Province, in terms of registered capital (Source: State Administration of Industry and Commerce).

Financial Guarantees

Our company has a 10- year operating history in the financial guarantee business, which was started in 2006. We facilitate financing from banks to SMEs by providing a guarantee to the lenders such that, in the event of a borrower’s default, we will repay the principal, interest and related fees and expenses in connection with the underlying debt. We believe our guarantee services enable our SME customers to obtain financing from banks on better terms, more conveniently, easily and quickly than in the absence of such guarantees.

Financial Leasing

Our financial leasing business was started as a way to supplement its financial guarantee business. Most of the financial leasing business at that time was derived from our established guarantee clients, serving as an alternative financing solution for SME clients that owned unencumbered valuable equipment.

In 2009, due to growing needs of SMEs outside our guarantee clients’, we expanded our financial leasing business, forming a separate subsidiary within our company in Beijing.

Financial Advisory and Agency Services

In addition to the provision of guarantee services and financial leasing, we also enter into separate financial consultancy services agreements with customers, under which the customer pays us consultancy fees. We provide tailor-made financial consultancy services by proposing various customized financing methods or products to customers and assisting customers in acquiring financing. In connection with these consultancy arrangements, our customers may utilize our guarantee services depending on individual circumstances and if the customer satisfies our requirements and risk assessment criteria. Under certain circumstances, our company could also act as a financing dealer between other financial leasing companies who need capital and financial institutions who are willing to provide capital, in which case it would record a net of interest income for the transactions.

Industry Background

SMEs are A Major Driver of China’s Economy

SMEs have become an indispensable driver in promoting economic and employment growth in the PRC, driving technological and enterprise system innovation and contributing to China’s economic transformation.

Lack of Financing for SMEs

The financing needs of SMEs have been largely underserved by traditional financial institutions. Chinese SMEs have:

•	very limited financing sources. Chinese SMEs largely rely on bank loans. For the purpose of establishing market dominance through control of national resource allocation, most commercial banks in China principally target large, state-owned companies and focus their financial services on key clients, industries, regions and products;
•	very limited access to capital markets. China’s capital markets primarily support state-owned companies and large private companies, which meet the established criteria of asset scale, revenue and net profit. Most SMEs in China are not qualified to go public and raise capital through China’s capital markets.

Credit Gap between Banks and SMEs in China

Historically, traditional banks have been reluctant to lend to SMEs. Although in recent years, under government guidance, traditional banks are attaching greater importance to serving SMEs, they are still reluctant to lend to SMEs for several reasons including:

•	bank loans usually require borrowers to provide a full set of credit and asset ownership records, which SMEs generally lack;
•	commercial banks, which are mostly government owned, are able to maintain relatively high profit margins and avoid default risk by taking advantage of the implicit government support provided to state enterprise borrowers, thereby having no incentive to serve SMEs;
•	SMEs usually have limited operating history and credit profiles, are vulnerable to economic downturns, and have a higher percentage of defaults compared with large, state-owned companies; it is therefore difficult for banks to justify the risk when lending to SMEs; and
•	smaller regional or local banks, which have the potential to provide lending to SMEs, are still in an early stage of development and lack vision and energy to aggressively enter this market.

As a result, there remains a significant unmet need for financial services to SMEs in China.

Financial Guarantee — Intermediary between Banks and SMEs

The history of China’s financial guarantee industry began in 1993, when the State Council approved the establishment of China National Investment and Guaranty Co., Ltd. Although the financial guarantee industry grew slowly before 2000 with a limited number of guarantee companies (most of which were owned by the government), it has since evolved into an established, regulated, well-recognized and fast-growing segment of China’s financial services industry, dominated by private sector entities. In recent years, the financial guarantee industry played an active role in supporting SME financing.

Financial Leasing — Rapid Growth

As financial leasing has increased in China, financial leasing companies devoted to expanding SME financial leasing services have emerged and played an important role in SMEs upgrading their equipment and adopting new technologies. Manufacturer-dependent financial leasing companies (i.e. captive leasing companies, owned by equipment manufacturers) are the major supplier of SME financial leasing services at present. Independent financial leasing companies are expanding into the SME financial leasing field but have been constrained in their expansion due to financial limitations associated with the significant capital requirements of the sector and immobilization of leased assets.

Our Strengths

We believe that the following competitive strengths have contributed to its success and establishes a solid platform for future growth:

Primary focus on Chinese SMEs

We believe that our primary focus on meeting the financing needs of China SMEs has:

•	given us specialized insight into the needs and behaviors of SMEs in China, and into the complexities of providing customized financing solutions to specific customers as well as providing industry-wide financing solutions to SMEs in general, thereby enabling us to better understand the business and credit environment customers face;
•	contributed to our strong brand reputation locally as a preferred partner for SMEs seeking financing solutions in China as well as for banks which intend to increase their exposure to the SME lending market in China;
•	allowed us to utilize our industry knowledge and expertise to better meet the diverse financing needs of China SMEs by developing and offering customized financing solutions that are more flexible and efficient compared to those offered by traditional commercial banks; and
•	allowed us to build long-term and enduring relationships with our SME customers.

Effective and practical risk management system for Chinese SME lending

With more than nine years of operating history in serving the financing needs of SMEs, which has sharpened our specialized insight into the business and credit environment SMEs face, we can provide innovative financing solutions based upon the financing needs and creditworthiness of our customers. As most SMEs lack collateral at a level required by traditional commercial banks and are therefore excluded from mainstream bank financing sources, our financing solutions (including financial guarantees and financial leasing) help bridge the “credit-gap” between otherwise creditworthy SMEs and traditional commercial banks in China. Our risk control system, built upon “Trusted Business Circles” of core customers, has proven to be extremely cost-effective, practical and efficient under current conditions in China. Historically in China, due to the fact that the legal system is not fully developed, business trust and honoring of business commitments exists in small circles of personal relationships rather than in a more objective environment. Lending through core enterprises’ “Trusted Business Circles” resolves the information asymmetry in SME lending and provides transparency into customers’ business operations. See the section titled “Our Risk Management” below for additional information on our risk management policies.

Experienced and motivated management team

We attribute our success to our experienced, dedicated, and motivated management team. Most of our management team members have over 10 years of experience in the financial industry. Certain senior management members also have extensive professional experience in highly regarded multinational financial institutions, which contributes valuable industry awareness and risk management skills and enhances management capability. Our company is committed to maintaining a capable and motivated leadership team which cultivates a market-oriented corporate culture, encourages innovation and operating efficiency and focuses on staying sensitive to changing conditions in the SME sector and regulatory developments in the financial services industry.

We maintain regular professional training programs for employees, and maintain a performance-based and career-driven corporate culture. We provide a significant amount of personal autonomy to employees and encourage sales and marketing staff to source and service their customers as if it were their own personal business. Our ability to retain professional and motivated employees has contributed to our success by maintaining and improving upon the strict standards of our risk management system, as well as by providing trustworthy and professional financing solutions to customers.

Our products

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial guarantees; (2) financial leasing; and (3) financial advisory and agency services. The following table shows the components of revenue, their respective percentages of our net fee and interest income for the period indicated:

	For the year ended June 30,
	2016		2015		2014
	US$’000%		US$’000%		US$’000%
Guarantee service income	6,193	63%	7,861	53%	8,241	75%
Direct financing lease income	3,164	32%	3,547	24%	1,926	17%
Financial advisory and agency income	403	4%	3,387	23%	874	8%
Total revenues	9,760	100%	14,795	100%	11,041	100%

Financial Guarantees

We provide credit enhancement to SMEs in the form of guarantees in order to make various forms of financing more accessible to the SMEs and to generate guarantee and consulting fee income to the company. The principal type of guarantee which our company provides is a commitment to repay to a lender (usually a commercial bank) principal, interest and associated fees in the event that a customer defaults on a loan obligation to that lender. We select SME customers that we determine to be creditworthy but that lack the necessary credit histories or collateral to obtain financing independently.

The following is a typical financial guarantee transaction with a commercial bank:

Our company is released from its guarantee obligation after the SME client has fully repaid the principal, interest and other fees on the applicable loan. However, if the customer defaults and the lending bank elects to call our guarantee, we repay the financing on the defaulting client’s behalf and become subrogated to the lender’s claim against the borrower.

Typically, we require our guarantee client to provide one or more personal guarantors, referred to as “counter-guarantors,” so that such personal guarantors are jointly and severally liable for the repayment of the financing guaranteed with the borrower. Counter-guarantors generally include the following categories:

•	Business owners and controlling persons of the borrower;
•	Persons having substantial influence over the borrower’s business, usually its management team, such as the chief executive officer or chief financial officer; and
•	Other third parties closely related to the foregoing persons, such as spouses, children or relatives and other affiliates.

In addition, depending on the results of our evaluation of the borrower’s credit, we may require the borrower and/or counter-guarantors to post collateral, primarily land use rights and building ownership and to a lesser extent, accounts receivable and equity interests.

Different from asset-based collateral, a counter-guarantee is a form of a credit-based security measure which we consider an effective risk management measure as it imposes additional costs of default at a personal level and creates positive pressure on the borrower to honor its repayment obligations.

When we act as a guarantor for a bank financing, the lending bank generally requires us to deposit a certain amount of cash in a segregated account, as a form of security. Typically, the amount of such deposit is equivalent to 10% to 20% of the financing guarantee, depending on our reputation and credibility with the lending bank. The security deposit is returned to us with interest upon the release of our guarantee obligation. If the borrower does not repay the loan at the maturity date, the lending bank will send WFG a notice about the delinquent payment and we will then negotiate with the borrower to arrive at a plan to repay the loan. If the borrower cannot repay the loan within 30 days after the notice, the borrower is determined to have defaulted on its loan and the lending bank would withdraw funds directly from our security deposit account to offset the default of principal and the interest. After the withdrawal, if the total security deposits are not sufficient to cover all the outstanding guarantee loans, we will be requested to transfer more funds into the security deposit account.

Cooperation with commercial banks in China is key to our bank financing guarantee business. Before establishing a cooperation arrangement with a bank, our company is generally required to provide key business, financial and legal documents to the bank for review, including, among others:

•	basic corporation information;
•	the latest financial statements;
•	credit rating reports;
•	details of our bank accounts;

•	our internal operation and risk management guidelines;
•	operating data on existing credit guarantee business; and
•	information about cooperation with other banks.

If the bank is satisfied with our business, financial and risk management performance, it will consider partnering with us. A cooperation arrangement generally constitutes a framework agreement under which our company is permitted to guarantee up to a specified maximum amount of credit lines provided by the banks. Our cooperating banks will also approve each guarantee it provides to customers on an individual basis, subject to the terms and conditions of the framework agreements.

Our framework agreements with banks usually include the following key provisions:

•	Term of guarantee: usually one year.
•	Guarantee Scope: usually covers the principle amount and interest.
•	Guarantee fee rate: usually calculated with reference to the principle amount, annual guarantee fee rate and the term of the guarantee, ranged from 2% to 6%.
•	Collateral: We may request assets collateral or counter-guarantee usually based upon the client’s qualifications.

We believe that we have a good relationship with commercial banks. During the last five years, none of our cooperating banks has terminated its business relationship with us, and no cooperating bank has tightened their cooperating terms with us.

In exchange for our guarantee and consulting services, customers pay a guarantee commission, which is generally payable upon the execution of a guarantee contract. The guarantee commission depends on a number of factors, such as the type of guarantee, the creditworthiness and industry of the customer, prevailing market conditions, the quality of the counter-guarantee, the type and quality of the collateral, and the amount and term of the financing. Our guarantee commission rates range from 2% to 6% of the loan guaranteed. We also charge a one-time evaluation fee for new clients for due diligence, risk assessment and valuation. The rates of the evaluation fee range from 1% to 4% of the first loan guaranteed.

Financial Leasing

Our financial leasing business was registered in 2009 for the purpose of providing financing through equipment leasing or equipment-purchase-lease-back services to qualified SME clients. Our leasing operation has executed an aggregate of US $157.2 million leasing contracts since its establishment. But our business in financial leasing is still at an early stage of development, with significant opportunity for expansion.

In order to take advantage of strong growth in the leasing industry, we are expanding our leasing operation outside of the guarantee business. We look for leasing opportunities and clients across China rather than on a regional or local basis. We are currently applying two business strategies for our leasing operation: (1) focusing on a few specific industries with experience and connections, including but not limited to new energy, vehicles, education equipment, and medical devices; and (2) increasing fee revenue through advisory services.

We purchase the applicable asset (typically manufacturing equipment, but also other tangible assets including factory buildings) from the client, and take ownership. We then lease the applicable asset back to the client and charge rent. Upon the expiration of the lease, the client pays a nominal fee (e.g. US $1) to purchase the applicable asset and thereafter takes title and ownership of the asset.

Typical leasing terms include:

•	Asset: Equipment, or some other tangible assets including factory buildings
•	Typical leasing Terms:3 – 5 years
•	Leasing Rate:10 – 30% over the current bench mark lending rate of PBOC
•	Deposit: Based upon the client’s qualifications
•	Transaction Fee: Based upon the client’s qualifications
•	Advisory Fee: Based upon the services provided to clients
•	Lease Payment Term: Quarterly or semi-annually

Financial Advisory and Agency Services

We also provide tailor-made financial consultancy services to clients by entering into consultancy services agreements. We may, at the customers’ request, provide (1) consultancy services alone, or (2) consultancy services together with financial guarantee services or financial leasing. We typically propose customized methods of financing to customers according to their needs and circumstances and then assists customers to apply for financing. We may introduce customers to the guarantee services depending on individual circumstances and if customers satisfy our requirements and risk assessment criteria. We may also recommend other financing methods or financial products to customers. During the term of the financial consultancy services agreement, and within the services scope prescribed in such agreement, we provide a variety of financial consultancy services including investigation, research, and locating the source of financing and closing of financing. We also provide advice on financing and cash flow planning and management to better align customers’ cash generation activities with their required repayment schedule, thereby improving their liquidity and reducing their default risk.

Most customers for financial consultancy services are SMEs. Many SMEs in China, due to their size of operation, lack experienced staff in handling loan applications, and may not be familiar with compliance matters including relevant rules and regulations or lending bank’s requirements. With our established cooperation with lending banks, experience in the financial services field and understanding of the requirements of lending banks, market trends as well as financial products offerings in the market, we are able to provide all-round financial consultancy services to customers. In addition, our financial consultancy services provide an attractive opportunity to expand and diversify our business and client base.

Under certain circumstances, we could also act as a dealer for other financing leasing companies, by providing short-term bridge loans (usually 90 days) against the leasing contracts and leasing receivables of these leasing company borrowers; and in the meantime, we would obtain a bridge loan from other financial institutions at a discounted rate. Typically, the above processes occur simultaneously, and therefore, our resell risk is largely mitigated. In very rare cases, if the leasing borrowers are in default, we will have to use our principal capital to repay the bridge loan to the financial institutions, and hold the leasing contracts and leasing receivables. Therefore, we are very careful in selecting these types of transactions, and only accept a limited number of transactions of this nature.

Provision of financial consultancy and agency services is within the scope of our business license.

Our Risk Management

Risk management is integral to the success of our business. Our risk operation model is based upon a “Trusted Business Circle” concept. China has not yet developed sophisticated credit databases or credit reporting structures, which means that decisions to lend to Chinese SMEs frequently involve reliance on company-provided information which is difficult to independently verify. Our Trusted Business Circle concept involves identifying potential credit-worthy customers through their ongoing participation in an existing supply chain or other relationship with an existing core customer. The Trusted Business Circle is embedded into each customer’s ongoing business activity, forming an ecosystem around that existing business activity. The Trusted Business Circle contains core enterprises’ business partners, transaction partners, lending banks, major shareholders’ friends circle, etc., which provides an opportunity for information verification and cross-referencing and some protection from default as new customers will want to preserve their relationships within the Trusted Business Circle. The system can be scaled as each new participant creates its own Trusted Business Circle.

Principal of Our Risk Management

Our “Trusted Business Circle” refers to two types of relationships: (1) “industry chain”, meaning a core enterprise surrounded by a business circle which has an industry chain upstream and downstream trading networks; and (2) “Business Connection”, meaning core enterprises’ business partners, transaction partners, lending banks, major shareholders’ friends circle, etc. which can provide cross-referenced and additional information, transactional history, and business performance regarding potential SME customers.

Typically, SMEs have a relatively high risk profile. Especially in the context of an economic downturn, SMEs have less capability to withstand cyclical challenges compared with large privately-owned companies or state-owned enterprises. In addition, the regulatory and tax frameworks for SMEs are not standardized, which creates some regulatory and tax risk exposure. SMEs also frequently have very limited credit profile and transaction data available for evaluation during the lending process.

Our “Trusted Business Circle” model can, to a certain extent, resolve the issues inherent in SME loans, such as information asymmetry, risk control difficulties and high borrowing costs. Within WFG’s operating history, this model has proved extremely effective and efficient in risk control, and has enabled WFG to take on SME clients which would not normally have been accepted during a standard review process.

The “Industry Chain” model refers to our reliance on core industry chain enterprises to evaluate all participants of an industry chain and design customized and/or standardized financial services and products, offering integrated solutions to all enterprises within the industry chain. We typically target one core enterprise in the targeted industry chain, which is either an existing trusted client of our company or a verifiably reputable or creditworthy company, such as a state-owned enterprise. Surrounding this core enterprise, there are numbers of upstream and downstream SMEs. Through a comprehensive analysis of the information flow, capital flow and logistics among the industry chain’s participants from downstream to upstream, we pick qualified SMEs as clients.

The “Business Connection” model refers to our reliance on business “acquaintances” to crosscheck information to mitigate risks. For example, potential clients may be directly referred by lending banks with which we are already working closely. Typically, “acquaintance” banks are able to share additional information relating to those referred clients with us for risk assessment. Moreover, those SMEs referred by banks naturally value their relationship with the banks, and would like to maintain good standing during and after any transaction with us.

Business Process Risk Management

We have a standard business process for reviewing, processing and approving a guarantee or leasing application.

•	Application Acceptance: We consider whether to accept a client’s application for a guarantee or lease based upon an initial assessment of the customer’s background and purpose of the request. Typically, potential SMEs clients falling into one of our “Trusted Business Circles” will have much larger probability of acceptance.
•	Due Diligence: Typically, we review but do not fully rely on a client’s financial statements, which in China are sometimes of questionable accuracy.

We like to access first-hand information which cannot be influenced by the clients. We usually conduct due diligence on the following aspects:

•	Credit History: although the credit history of SMEs is often limited, we will deny those clients who have any default history with a bank or other financial source;
•	On-Site Investigation: We determine from direct sources a client’s utility usage, which can help verify their level of business activity (with quarterly monitoring of clients’ utility usage during the term of any transaction);
•	Public Information: We review employee hiring history in the prior 6 months. Increase in SME hiring typically correlates directly with working capital requirements to expand production capacity. This information is easy to obtain from governmental sources;
•	Net Worth of Controlling Party: We typically limit transaction value to an amount which is smaller than the net worth of any controlling party of the SME target;
•	Reputation of the Controlling Party: Typically, there is less risk is less if the reputation of controlling party is good;
•	Lifestyle of Controlling Party: Lifestyle of controlling party in the past 6 months is also important. Any changes could raise a concern; and
•	Counter-guarantee: We assess the quality and quantity of the above security measures to determine the extent to which a counter-guarantee is required. Similar due diligence measures and standards are applied to any counter-guarantor.

Based upon the results of the due diligence review, our project manager prepares and submits a credit evaluation report for internal review and approval.

•	Signing, Closing and Auction Agreements: After internal authorization procedures have been approved, we will proceed with signing and closing. At closing, we sign a pre-authorized auction agreement with any counter-guarantor and the client company pursuant to which, in the event of a default, pledged collateral and/or other specified assets can be sold at auction immediately, at our discretion.
•	Portfolio Management: In cases where heightened risk is detected in the guarantee business, such as material changes to the customer’s business or difficulties in repaying the underlying financing, our risk management team steps in and participates in any loan modification and related discussions. If a customer defaults, we proceed with the collection process, through which we seek repayment of any defaulted payment which is covered under the guarantee.
•	Collection: We have a standard collection procedure in its credit guarantee and financial leasing businesses. Our company initiates the collection process when it covers defaulted payments or a customer defaults on the leasing facility grantees. Our business team and risk management team negotiate the terms of a repayment plan with the defaulting customer and enter into a repayment agreement with such defaulting customer. If the defaulting customer fails to make full repayment according to the repayment plan or we are unable to reach an agreement with the defaulting customer regarding the repayment plan, we approach the third party counter-guarantors regarding the payment of the loan (including default payment receivables) or, upon approval from the Risk Management Department at the group level, may take necessary legal action, or directly put counter-guarantee assets in auction.

Operational Risk Management

Operational risk is the risk resulting from inadequate or failed internal controls and systems, human error or external events. We consider operational risk to be one of the major risks in the business sector and believes that this inherent risk can be controlled or mitigated through adequate and comprehensive operational policies and procedures. We have applied the following measures:

•	Established a vertical risk management system to ensure the independence of its risk management;
•	Continuously improve operational procedures and internal control systems, and utilizes IT systems to monitor and control the performance of each procedure. In particular, we have adopted and have strictly implemented measures to prevent and detect potential employee fraud, such as two-person investigation teams, segregation of business team and credit review team, multiple approval layers, onsite visits and inspection, and interviews conducted by our high-level managers with the owner or management of the borrowers;
•	To seek proper damages and pursue legal proceedings, if necessary, if any misconduct by an employee is discovered; and
•	Continuously provides ethical education to all employees.

Our SME Clients and Clients’ Expansion Strategy

Clients

Most of our existing clients are SMEs located in Jinzhong, Shanxi Province.

As of June 30, 2016 and 2015, no customer accounted over 10% of our total outstanding guaranteed loans.

For the fiscal years ended June 30, 2016 and 2015, no customer accounted for over 10% of gross revenue.

Client Expansion Strategy

Our principal client expansion strategies are through referrals and existing clients.

Referrals inside our “Business Connection” network. We maintain good relationships with a wide array of business entities, including lending banks as well as past or existing SME clients. Some potential clients were referred by the lending banks which have existing cooperation relationships with us. From time to time, some of our potential clients approach us through past or existing clients. Referrals are not subject to any referral fees or rebate arrangements between us and our clients or lending banks.

Transaction partners inside the “Industry Chain” network. We identify well-qualified clients through past or existing clients as trusted members and core enterprises of each industry chain in our network. We approach the supplier companies of these core enterprises as potential clients. As an additional security component, we sometimes provide guarantees supported by supplier companies’ accounts receivables where the obligor is a core enterprise customer. Through intervention by us with our existing trusted core enterprise, the supplier SME might receive faster turn-around on cash as working capital, thereby mitigating the risk to us. In addition to our existing trusted SME clients, we look to well-regarded state-owned enterprises or large private companies as potential core enterprise candidates.

Government Regulations

Foreign Investments

According to the Catalogue for the Guidance of Foreign Investment Industries (“Foreign Investment Catalogue”) promulgated by the Ministry of Commerce of the PRC (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on March 10, 2015 and effective as of April 10, 2015, investments by non-Chinese entities and individuals in financial guarantee and financial leasing business are permitted activities to be undertaken through foreign investments.

Financial Guarantee Businesses

According to Interim Measures for the Administration of Financing Guarantee Companies (“Interim Measures”) promulgated by the Chinese Banking Regulatory Commission, NDRC, the Ministry of Industry and Information Technology, the Ministry of Finance, MOFCOM, the People’s Bank of China and the State Administration for Industry and Commerce, effective March 8, 2010:

•	The regulatory department shall stipulate the minimum registered capital of a financing guarantee company in accordance with the local condition, which shall not be less than RMB 5 million. The registered capital shall be paid-in monetary capital;
•	The balance of the financing guarantee liabilities provided by a financing guarantee company for any single individual guaranteed party shall not exceed 10% of the net assets of the company, the balance of the financing guarantee liabilities provided for any single individual guaranteed party and the affiliated parties thereof shall not exceed 15% of the net assets of the company, and the balance of the guarantee liabilities provided for bond issuance by any single individual guaranteed party shall not exceed 30% of the net assets of the company;
•	The balance of the financing guarantee liabilities of a financing guarantee company shall not be more than 10 times its net assets;
•	A financing guarantee company shall make a provision for the unearned liability reserves in an amount equal to 50% of the income from guarantee fees of the year and make a provision for the guarantee indemnity reserves in an amount equal to no less than 1% of the year-end balance of the guarantee liabilities of the year. If the accumulative guarantee indemnity reserves reach 10% of the balance of the guarantee liabilities of the year, provision shall be made for the guarantee indemnity reserves on the basis of the difference; and
•	Where a financing guarantee company violates any law, regulation or Interim Measures and if there are provisions on punishment in the relevant laws and regulations, it shall be punished in accordance with the provisions in Interim Measures. Otherwise, the regulatory department shall order it to make rectifications and may give it a warning or fine. If a crime is constituted, it shall be subject to criminal liabilities.

Financial Leasing Businesses

According to Measures for the Administration of Foreign-funded Lease Industry promulgated by the Ministry of Commerce, effective as of March 5, 2005:

•	The total foreign-invested assets of a foreign-funded lease company or foreign-funded financing lease company may not be less than US$5 million;
•	A foreign-funded financing lease company must have a registered capital of not less than US$10 million;
•	For the purposes of preventing risks and guaranteeing the business operation security, generally, the risk assets of a financing lease company shall not exceed 10 times of the total amount of the net assets of the company. Risk assets shall be determined on the basis of residue assets, namely, the result after deducting the cash, bank deposits, national debts and entrusted lease assets from the total assets of the company.

Employment Matters

Laws and Regulations on Social Insurance

As required under Regulation of Insurance for Labor Injury which was amended on December 8, 2010 and effective January 1, 2011, Provisional Insurance Measures for Maternity of Employees which were took effect on January 1, 1995, Regulation of Unemployment Insurance which was promulgated on and took effect on January 22, 1999, the Interim Regulations on the Collection and Payment of Social Insurance Premiums which was promulgated on and took effect on January 22, 1999 and the Interim Provisions on Registration of Social Insurance which was promulgated on and took effect on March 19, 1999, enterprises are required to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance and medical insurance. An enterprise that fails to make social insurance contributions in accordance with the relevant regulations may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline. If the enterprise fails to rectify the noncompliance by the stipulated deadline set out by the government authorities, it can be assessed a late fee by the relevant authority in the amount of 0.2% of the amount overdue per day from the original due date.

In addition, on October 28, 2010, National People’s Congress Standing Committee promulgated the PRC Social Insurance Law, which became effective on July 1, 2011, to clarify the contents of the social insurance system in the PRC. According to the PRC Social Insurance Law, employees within the PRC must participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance and maternity insurance and the employers must, together with their employees or separately, pay the social insurance premiums for such employees. According to this law, employees who come from rural area shall participate in social insurance and foreigners working in the PRC may also participate in social insurance. An employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated deadline and be subject to a late fee of 0.05% of the amount overdue per day from the original due date by the relevant authority. If the employer still fails to rectify the failure to make social insurance contributions within such stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue.

Laws and Regulations on Housing Provident Fund

According to the Regulations on Management of Housing Provident Fund, which became effective on April 3, 1999 and was amended on March 24, 2002, enterprises in the PRC must undertake registration at the appropriate managing center of Housing Provident Fund and then, upon examination by such managing center of Housing Provident Fund, undergo the procedures of opening an account of Housing Provident Fund for their employees at a relevant bank. Enterprises are also obliged to pay and deposit required amounts with Housing Provident Fund in the full amount in a timely manner. An enterprise that fails to make Housing Provident Fund contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline; otherwise, an application may be made to a local court for compulsory enforcement.

Legal Proceedings

We are not and have not been involved in any legal proceedings which may have, or have had, a significant effect on its business, financial position and results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations, or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Any such claims, even if lacking merit, could result in the expenditure of managerial resources and materially adversely affect its business, financial condition and results of operations.

C. Organizational Structure

The following is an organizational chart setting forth the ownership of our company’s subsidiaries:

Our Current Corporate Structure

D. Property, Plants and Equipment

Our company leases office space at (a) 7 Times Square, 37th Floor, New York, NY 10036, (b) 1F, Building 7, No. 58. Jianguo Road, Chaoyang District, Beijing, 100024, the PRC, and (c) No. 229. Yutai Road, Yuci District, Jinzhong City, Shanxi Province, 030600, the PRC.WFG believes that its office space is sufficient for its current purposes.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our financial statements and related notes included in this Annual Report beginning on page F-1. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under Item 3D “Key Information - Risk factors.” and elsewhere in this Annual Report.

Overview

Wins Finance, a Cayman Island holding company with business operations in China, is a leading and integrated lending solution provider mainly serving small-and-medium sized enterprises (SMEs) in Jinzhong City, Shanxi Province and Beijing, China. We are currently providing two financial products and one supplementary service:

•	Financial Guarantees: We act as a guarantor both to access and share credit risks and to facilitate financing arrangements between SMEs and banks; we will repay principal, interest and fees and expenses related to the guaranteed loan in the event that a customer defaults;
•	Financial Leasing (or Capital Leasing): We provide direct equipment leasing or purchase-leaseback services to SMEs, to satisfy SMEs’ cash flow needs;
•	Financing advisory: We structure suitable financing solutions for SME clients based upon their needs and qualifications, designed to help SMEs save on taxes, lower financing costs, and provide other benefits.

Our financial guarantee business was started in 2006, and is currently one of the top 10 financing guarantee operations in Shanxi Province in terms of registered capital (Source: State Administration of Industry and Commerce). We typically provide a one-year term of guarantee for customers’ loans and the guarantee scope typically covers the principle amount and interest. Our guarantee fee, which is calculated with reference to the principle amount, annual guarantee fee rate and the term of the guarantee, ranges from 2% to 6%.As of June 30, 2016 and 2015, our outstanding guarantee balance was $86.3 million and $126.2 million, respectively. The decrease in outstanding guarantee balance at June 30, 2016 compared to June 30, 2015 was primarily attributable to fewer clients passing our risk control assessment.

We make short term investments in asset management products issued by banks and financial institutions with original maturities of one, three or five years but which could be redeemed at any time. Annualized interest rates of the short-term investments ranged from 5% to15% and the balance was $149.8 million and $184.2 million on June 30, 2016 and 2015, respectively.

Credit risks, including customer defaults from the guarantee business and impairment losses on the investment in financial leases, are inherent in our business. Our risk control system, based upon our “Trusted Business Circle” of core enterprises, has proved practical and efficient given the limitations in the current credit system in China. Our default rate was 2.9%, and 0.8% in our guarantee business for the years ended June 30, 2016 and 2015, respectively. During these periods there were several financial leasing contracts outstanding. The impaired losses of our lease receivables were $0.6 and $0.1 million for the years ended June 30, 2016 and 2015, respectively.

Our net revenue, which consists primarily of guarantee commissions, direct financing lease interest income, and financial advisory and lease agency income, was $5,508,284 for the year ended June 31, 2016, representing a decrease of $9,338,191, or 62.9%, from $14,846,475 for the year ended June 30, 2015. Interest on short-term investments was $13,958,540 for the year ended June 30, 2016, representing a decrease of $2,698,706from $16,657,246 for the year ended June 30, 2015. Net income for the year ended June 30, 2016 was $12,117,397, representing a decrease of $13,955,256, or 53.5%, from $26,072,635 for the year ended June 30, 2015.

Key Factors that Affect Operating Results

Our operating subsidiaries are incorporated, and our operations and assets are primarily located, in the PRC. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China;(b) economic policies and initiatives undertaken by the PRC government; (c) changes in the PRC or regional business or regulatory environment affecting the SME and microenterprise sector; (e) changes to prevailing market interest rates; (f) a higher rate of bankruptcy; (g) the deterioration of the creditworthiness of SMEs and microenterprises in general; and (h) the change of currency exchange rate of RMB to USD. Unfavorable changes could affect demand for the services that we provide and could materially and adversely affect the results of operations. Although we have generally benefited from China’s economic growth and the policies to encourage lending to SMEs, we are also affected by the complexity, uncertainties and changes in the PRC economic conditions and regulations governing the non-banking financial industry.

Our results of operations are also affected by the provision for guarantee losses and impairment allowance for the investment in financial leases which are a noncash item and represent an assessment of the risk of future guarantee losses and impairment losses. The amount of provisions or allowances has been recorded based on management’s assessment. The Company may increase or decrease the allowance for guarantee losses and impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Any change in the allowance for guarantee or loan losses would have an effect on our financial condition and results of operations.

We hold a significant amount of short-term investments in assets management products issued by banks and financial institutions, including government bonds, corporate bonds and central bank notes. The interest income on these assets highly depends on market interest rate in the market of investment products especially government bonds and corporate bonds, and the management ability of the asset management companies. Any changes on the market conditions will affect the Company’s interest income from those investments and then the financial results.

Results of Operations

Year Ended June 30, 2016 Compared to Year Ended June 30, 2015

	For the years ended June 30,		Changes
	2016	2015	$	%
Guarantee service income
Commissions and fees on financial guarantee services	$6,193,225	$7,860,629	$(1,667,404)	(21.2)%
(Provision)/reversal of provision on financial guarantee services	(2,907,999)	576,456	(3,484,455)	(604.5)%
Commission and fees on guarantee services, net	3,285,226	8,437,085	(5,151,859)	(61.1)%

Direct financing lease income
Direct financing lease interest income	3,164,317	3,547,273	(382,956)	(10.8)%
Interest expense for direct financing lease	(746,615)	(454,002)	(292,613)	64.5%
Provision for lease payment receivable	(597,444)	(70,467)	(526,977)	747.8%
Net direct financing lease interest income after provision for receivables	1,820,258	3,022,804	(1,202,546)	(39.8)%

Financial advisory and agency income	402,800	3,386,586	(2,983,786)	(88.1)%
Net revenue	5,508,284	14,846,475	(9,338,191)	(62.9)%

Non-interest income
Interest on short-term investment	13,958,540	16,657,246	(2,698,706)	(16.2)%
Total non-interest income	13,958,540	16,657,246	(2,698,706)	(16.2)%

Non-interest expense
Business taxes and surcharge	(167,867)	(200,223)	32,356	(16.2)%
Salaries and employees surcharge	(1,524,720)	(424,872)	(1,099,848)	258.9%
Rental expenses	(271,357)	(190,239)	(81,118)	42.6%
Other operating expenses	(4,621,038)	(1,468,741)	(3,152,297)	214.6%
Total non-interest expense	(6,584,982)	(2,284,075)	(4,300,907)	188.3%

Income before taxes	12,881,842	29,219,646	(16,337,804)	(55.9)%

Income tax expenses	(1,387,373)	(3,662,488)	2,275,115	(62.1)%
Deferred tax benefit	622,928	515,495	107,433	20.8%
Net Income	$12,117,397	$26,072,653	(13,955,256)	(53.5)%

Net Revenue

Our net revenue consists of commissions and fees on our financial guarantee services, direct financing lease interest income, and financial advisory and lease agency income. Net revenue decreased by $9.3 million or 62.9% to $5.5 million for the year ended June 30, 2016, compared to $14.8 million for the year ended June 30, 2015. The decrease was primarily attributable to the decrease of $5.2 million in net commissions and fees on financial guarantee services, a decrease of $1.2 million in net direct financing lease interest income and a decrease of $3.0 million in financial advisory and lease agency income.

Net commissions and fees on financial guarantee services, net direct financing lease interest income, and financial advisory and lease agency income for the year ended June 30, 2016 were $3.3 million, $1.8 million and$0.4 million, respectively, accounting for 59.6%, 33.0% and 7.3% of the net revenue, respectively.

The following table breaks down the components of net revenue:

	For the years ended
	Jun 30, 2016		Jun 30, 2015		Changes
	USD	Percentage of Revenue	USD	Percentage of Revenue	$	%
Net commission and fees on guarantee services	$3,285,226	59.6%	$8,437,085	56.8%	$(5,151,859)	(61.1)%
Net direct financing lease interest income	1,820,258	33.0%	3,022,804	20.4%	(1,202,546)	(39.8)%
Financial advisory and agency income	402,800	7.3%	3,386,586	22.8%	(2,983,786)	(88.1)%
Total	$5,508,284	100.0%	$14,846,475	100.0%	$(9,338,191)	(62.9)%

Guarantee Service Income

Commissions and fees on financial guarantee services

Commissions and fees on financial guarantee services decreased by $1.7 million, or 21.2%, to $6.2 million for the year ended June 30, 2016, compared to $7.9 million for the year ended June 30, 2015. The decrease was primarily attributable to reduced lending activity due to the economic recession in Shanxi province and our increased scrutiny of potential clients as a result thereof.

Provision for guarantee losses

We provide a “Specific Allowance” for the financial guarantee services if any specific collectability risk is identified, and a “General Allowance”, based on total guarantee contract amount of those transactions with no specific risk identified, to be used to cover unidentified probable loss.

Based on historical experience and analysis of the economic environment, we estimate the General Allowance to be 1% of guarantee contract amount balance s, and we made reversals of guarantees in the amount of $0.4 million, and made a Specific Allowance of $3.3 million for the year ended June 30, 2016. $0.9 million was written-off during the years ended June 30, 2016.

On March 21, 2016,Jinzhong Bank Co., Ltd. withdrew $0.9 million for interest and penalties from the Company's deposit account for the default on a loan of $4.5 million (RMB 30 million) borrowed by Jinzhong Houfeng Trading Co., Ltd., one of our clients in its guarantee business. We evaluated the potential default losses based on Jinzhong Houfeng Trading Co., Ltd.'s financial position and counter-guarantee collateral and accrued approximately $3.3 million (RMB 21 million) as Specific Allowance of guarantee losses.

The following table shows changes of allowance on financial guarantee services for the years ended June 30, 2016 and 2015:

	For the years ended June 30
	2016	2015
Beginning balance	$1,261,868	$1,826,768
Provision	3,263,312	-
Write-off	(932,375)	-
Revisal of provision	(355,313)	(576,456)
Effect of foreign exchange rate	(157,809)	11,556
Ending balance	$3,079,684	$1,261,868

Commissions and fees on guarantee services, net

Net commissions and fees on guarantee services decreased by $5.1 million, or 61.1%, to $3.3 million for the year ended June 30, 2016, compared to $8.4 million for the year ended June 30, 2015.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income decreased by $0.3 million, or 10.8%, to $3.2million for the year ended June 30, 2016, compared to $3.5 million for the year ended June 30, 2015. The decrease was primarily attributable to a decrease in interest rates due to market conditions and fewer new contracts at the beginning of fiscal year ended June 30, 2016 due to difficult economic conditions.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases increased by $0.2million, or 64.5%, to $0.7 million for the year ended June 30, 2016, compared to $0.5million for the year ended June 30, 2015. The increase was primarily attributable to the increase in the balance of outstanding loans from banks and other financial institutions.

Provision for lease payment receivable

We accrue allowances for the impairment on its investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable increased by $0.5 million, or 747.8%, to $0.6 million for the year ended June 30, 2016, from $0.07 million for the year ended June 30, 2015.The impairment for the year ended June 30, 2016 was attributable to the increase by $47.0 million in newly added capital lease contracts.

Net direct financing lease interest income after provision for receivables

Net direct financing lease interest income after provision for receivables decreased by $1.2 million, or 39.8%, to $1.8 million for the year ended June 30, 2016, compared to $3.0 million for the year ended June 30, 2015.

Financial advisory and agency income

Financial advisory and lease agency income decreased by $3.0 million to $0.4 million for year ended June 30, 2016, from $3.4 million for the year ended in June 30, 2015. The decrease was primarily attributable to the decrease of advisory and lease agency contracts during the year ended June 30, 2016.The decrease was primarily attributable to there being no new advisory and lease agency contracts from 2016.

Non-interest income

Interest on short-term investments

Interest on short-term investments decreased by $2.7 million to $14.0 million for the year ended June 30, 2016, compared to $16.7 million for the year ended June 30, 2015. The decrease was primarily attributable to the decrease in the balance of short-term investments, which decreased by $34.3million.

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, Share-based compensation, depreciation of equipment, professional fees, consultation fee and office supplies. Non-interest expenses increased by $4.3 million, or 188.3%, to $6.6 million for the year ended June 30, 2016, compared to $2.3 million for the year ended June 30, 2015. The increase was primarily attributable to an increase of $1.9 million in share-based compensation to our directors and executive officers commencing on June 30, 2016 and increases in salaries, legal fees, auditing fees and consulting fees for investor relations in connection with being a public company.

Income taxes

The income tax rate of our PRC subsidiaries is 25% pursuant to the Enterprise Income Tax (“EIT”) Law. According to the Tax Regulation Caishui [2012] No. 25 issued by the Ministry of Finance of the People’s Republic of China, credit guarantee institutions for SMEs are subject to a pre-tax deduction for the provision of default losses equal to 1% of the outstanding guarantee balance, and 50% of guarantee income in current year which should be reversed in the next year. According to Tax Regulation Caishui [2008] No.1, the income from investment in assets management products is subject to a tax-exemption.

Income taxes decreased by $2.4 million, or 75.7%, to $0.8 million for the year ended June 30, 2016, compared to $3.1 million for the year ended June 30, 2015. The decrease was primarily attributable to the decrease in taxable income, which mainly consisted of income before taxes excluding the interest on short-term investments that was tax-exempt. For the years ended June 30, 2016 and 2015, income before taxes excluding the interest on short-term investments was ($1.1) million and $12.6 million respectively.

Net income

As a result of the above, net income decreased by $14.0 million or 53.5% to $12.1 million for the year ended June 30, 2016, compared to $26.1 million for the year June 30, 2015.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates using information then currently available. Changes in facts and circumstances may cause the Company to revise its estimates. Material estimates that are particularly susceptible to significant change in the near-term include the determination of the allowances for doubtful accounts receivable and for guarantee losses.

Significant accounting estimates reflected in the financial statements include: (i) the allowance for doubtful receivables; (ii) estimates of losses on unexpired contracts and financial guarantee service contracts; (iii) accrual of estimated liabilities; (iv) useful lives of long-lived assets; (v) impairment of long-lived assets; (vi) valuation allowance for deferred tax assets; and (vii) contingencies.

Operating segments

ASC 280, Segment Reporting, requires companies to report financial and descriptive information about their reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets. All of the Company’s activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others.

The Company’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for both the financing lease business and the guarantee business. The Company’s net revenues are all generated from customers in the PRC. Hence, the Company operates and manages its business within one reportable segment, which is to provide financial services in the PRC domestic market. For the year ended June 30, 2016, there was no customer that accounted for more than10% of the Company’s revenue. For the year ended June 30, 2015, there were three customers that accounted for more than 10% of the Companies’ revenue

As of June 30, 2016, one customer accounted for 10.5% of the aggregate balances of loans guaranteed by Dongsheng Guarantee. As of June 30, 2015, two customers accounted for both11.4% of such aggregate balances.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and all highly liquid investments with original maturities of three months or less that are unrestricted as to withdrawal and use.

Restricted Cash

Restricted cash represents cash pledged to banks by the Company’s subsidiary Dongsheng Guarantee, as guarantor for guarantee business customers. The banks providing loans to the Company’s guarantee service customers generally require Dongsheng Guarantee, as the guarantor of the loans, to pledge a cash deposit of 10% to 20% of the guaranteed amount to an escrow account that is restricted from use. The deposit is released after the guaranteed bank loan is paid off and Dongsheng Guarantee’s guarantee obligations expire, which is usually within 12 months from the time the loan and guarantee are initiated.

Short-term investments

Investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year to five years that could be redeemed or are transferrable at any time are classified as short-term investments under the cost method. The Company’s asset management products are managed by banks and financial institutions and invested in fixed-income financial products that are permitted by the China Securities Regulatory Commission (“SRC”), such as government bonds, corporate bonds and central bank notes. The investment portfolios of these products are not disclosed to the Company by the banks or financial institutions. If the banks and financial institutions are required to redeem these investments, they will redeem them at a price equal to the outstanding principal plus accrued and unpaid interest. The Company carries these cost method investments at cost and only adjusts for other-than-temporary impairments and distributions of earnings. Management regularly evaluates the impairment of theses cost method investments at the individual security level. If the fair value of an investment is less than its amortized cost basis at the balance sheet date of the report period for which impairment is being assessed, management will determine whether the decline in fair value is temporary or permanent. If the decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as the new cost basis, and the amount of the write-down is included in current earnings. There is no impairment noted for either of the reporting periods presented herein.

Interest income from short-term investments is recognized when the Company’s right to receive payment is established. Accrued but unpaid interest income is recorded as interest receivable in the accompanying unaudited consolidated balance sheets.

Financial guarantee service contract

The Company’s financial guarantee service contracts protect lenders by providing Dongsheng Guarantee’s agreement to pay an obligor’s obligations to a holder of the debt if the obligor fails to pay the obligations when they become due.

The contract amounts reflect the extent of involvement the Company has in the guarantee transaction and also represents Dongsheng Guarantee’s maximum exposure to credit loss. Under PRC regulations, the maximum amount Dongsheng Guarantee may provide to its financial guarantee customers is 10 times its net assets. As of June 30, 2016, the net assets of Dongsheng Guarantee were $195 million.

Dongsheng Guarantee is a party to off-balance-sheet financial instruments in the normal course of business to meet the financing needs of its customers. Financial instruments whose contract amounts represent credit risk are as follows:

	June 30, 2016	June 30, 2015

Guarantee	$86,289,058	$126,186,812

Guarantee paid on behalf of guarantee service customers

As guarantor of guarantee service customers’ loans from banks and financial institutions, Dongsheng Guarantee is obligated to repay to the banks or financial institutions for the unpaid principal and accrued interest of the loans when customers default on their loans. Repayments on behalf of guarantee service customers are recorded as guarantees paid on behalf of guarantee service customers in the Company’s consolidated balance sheets. As of June 30, 2016 and 2015, uncollected guarantees paid on behalf of guarantee service customers from guarantee service customers on whose behalf Dongsheng Guarantee had repaid the loans were $2,039,684 and $633,313, respectively.

Provision for Guarantee Losses

A provision for possible losses to be absorbed by Dongsheng Guarantee for financial guarantees it provides is recorded as an accrued liability when the guarantees are made and recorded as “Allowance on financial guarantee services” in the consolidated balance sheets. This accrued liability represents probable losses and is increased or decreased by accruing a “Provision/(reversal of provision) on financial guarantee services” against commission and fee income from guarantee services throughout the terms of the guarantees as necessary when additional relevant information becomes available.

The methodology used to estimate the liability for possible guarantee losses considers the guarantee contract amounts and a variety of factors, which include, depending on the counterparty, the latest financial position and performance of the borrowers, actual defaults, estimated future defaults, historical loss experience, estimated value of collateral or guarantees the costumers or third parties offered, and other economic conditions, such as economic trends in the area and the country. The estimates are based upon information available at the time the estimates are made. It is possible that prior experience and default history of the borrowers are not indicative of future losses on guarantees made. Any increase or decrease in the provision would affect the Company’s consolidated income statements in future years.

Dongsheng Guarantee provides “Specific Allowance” for the financial guarantee services if any specific collectability risk is identified, and a “General Allowance”, based on total guarantee contract amount of those transactions with no specific risk identified, to be used to cover unidentified probable loss. Dongsheng Guarantee performs periodic and systematic detailed reviews to identify credit risks and to assess the overall collectability, and may adjust its estimates on allowance when new circumstances arise.

Dongsheng Guarantee made reversals of its guarantee in the amount of $355,313 and $576,456 for the years ended June 30, 2016 and 2015 respectively. Dongsheng Guarantee made Specific Allowance $3,263,312 and nil for the years ended June 30, 2016 and 2015 respectively. $932,375 and nil were written-off during the years ended June 30, 2016 and 2015, respectively.

The risk classification of outstanding guarantee contracts is as follows:

	Jun 30, 2016	Jun 30, 2015
Normal	$86,289,058	$126,186,812
Abnormal	-	-
Total outstanding guarantee loans	$86,289,058	$126,186,812

Collateral held for the guarantee

Depending on the results of the Company’s evaluation of the borrower’s credit, Dongsheng Guarantee may require the borrower and/or counter-guarantors to post collateral, primarily land use rights and building ownership and to a lesser extent, accounts receivable and equity interests. Usually, the collateral would have the value that can cover over 100% of the amount of the guarantee loans. The Company reviews the status and value of the collateral as one of the factors while determining the provision of guarantee losses. The value of the collateral is not recorded in the financial statements, for it is not the assets or liabilities of the Company. The value of the collateral held for the outstanding guarantee loans was approximately $126 million, and $176 million as of June 30, 2016, and June 30, 2015, respectively.

Net investment in direct financing lease

Lease contracts that Jinshang Leasing enters with financing lease customers transfer substantially all the rewards and risks of ownership of the leased assets, other than legal title, to the customers. These financing lease contracts are accounted for as direct financing leases in accordance with ASC 840-10-25 and ASC 840-40-25. At the inception of a transaction, the cost of the leased property is capitalized at the present value of the minimum lease payment receivables and the unguaranteed residual value of the property at the end of the lease. The difference between the sum of (i) the minimum lease payment receivables and the unguaranteed residual value and (ii) the cost of the leased property is recognized as unearned income. Unearned income is recognized over the period of the lease using the effective interest rate method.

Net investment in direct financing leases is recorded at net realizable value consisting of minimum lease payments to be received less allowance for uncollectible, as needed, and less the unearned income. The allowance for lease payment receivable losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on Jinshang Leasing’s loss history, known and inherent risks in the transactions, adverse situations that may affect the lessee’s ability to repay, the estimated value of any underlying asset, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revision as more information becomes available. While management uses the best information available upon which to base estimates, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used for the purposes of analysis.

Jinshang Leasing provides “Specific Allowance” for the lease payment receivable of lease transactions if any specific collectability risk is identified, and a “General Allowance”, based on total minimum lease payment receivable balance of those transactions with no specific risk identified, to be used to cover unidentified probable loss. Jinshang Leasing performs periodic and systematic detailed reviews to identify credit risk and to assess the overall collectability of a liability, and may adjust its estimates on allowance when new circumstances arise.

The General Allowance Jinshang Leasing provided as of June 30, 2016 and 2015 were $858,362 and $302,401, respectively; and Specific Allowance were both nil. Jinshang Leasing made $597,444 and $70,467 provision for General Allowance during the year ended June 30, 2016 and 2015, respectively. Nil and $1,011,999 were written off against Specific Allowance during the year ended June 30, 2016 and 2015, respectively.

Revenue recognition

Revenue is recognized when there are probable economic benefits to the Company and when the revenue can be measured reliably, on the following:

Commission income and evaluation income on guarantee service

Commission income on guarantee services is recognized when guarantee contracts have been made whereby the related guarantee obligations have been accepted, the economic benefits associated with the guarantee contracts will probably be realized, and the amount of revenue associated with the guarantee contracts can be measured reliably. Commission income is determined based on the total fees provided for in the guarantee contracts, is recorded in full at inception as unearned income and is recognized as commission income in the income statement over the period of the guarantee using the straight-line method. The agreed commission is generally 2% to 6% of the guaranteed amount for 12 months, which represents the estimated fair value of the non-contingent guarantee liability at the inception of the guarantee.

Dongsheng Guarantee charges its financial guarantee customers a one-time fee for evaluations Dongsheng Guarantee performs as to the likelihood that customers are qualified to apply for loans from banks and other financial institutions. Evaluation income is recognized upon the completion of the evaluation.

Direct financing lease interest income

Direct financing lease interest income is recognized on an accrual basis using the effective interest method over the term of the lease by applying the rate that discounts the estimated future minimum lease payment receivables through the period of the lease to the amount of the net investment in the direct financing lease at inception.

The accrual of financing lease interest income is discontinued when a customer becomes 90 days or more past due on its lease or interest payments to Jinshang Leasing, unless the Company believes the interest is otherwise recoverable. Leases may be placed on non-accrual earlier if the Company has significant doubt about the ability of the customer to meet its lease obligations, as evidenced by consistent delinquency, deterioration in the customer’s financial condition or other relevant factors. Payments received while the lease is on non-accrual are applied to reduce the amount of the recorded value. The Company resumes accruing the interest income when the Company determines that the interest has again become recoverable, as, for example, if the customer resumes payment of the previous interest, and shows material improvement in its operating performance, financial position, and similar indicators.

Financial advisory and agency income

Jinshang Leasing and Dongsheng Guarantee provide financing solutions to customers and receive advisory fees as compensation. The advisory fees are recognized as income during the service period as the related service obligations are completed.

As a licensed finance lease company, Jinshang Leasing acts as agent in finance lease transactions between other finance lessors and lessees, or between banks and lessees. Jinshang Leasing neither receives the benefit of receiving the lease payments nor assumes the repayment obligations in these transactions. The lease agency income and advisory fees received in these transactions are recognized as income on a net basis during the service period as the related service obligations are completed.

Jinshang Leasing acts as a financing agency between other financial leasing companies that need capital and financial institutions that are willing to provide capital. Other financial leasing companies factor to Jinshang Leasing their right to collect capital lease receivables in order to obtain capital from Jinshang Leasing, and Jinshang Leasing factors to other financial institutions its right to collect debts from these financial lease companies in order to finance a portion of the capital that Jinshang Leasing provides to other financial lease companies. All of these factoring transactions are structured with recourse rights to the assignor of the receivables. Financial agency income that Jinshang Leasing earns from factoring transactions is accrued monthly as net interest income and payments that Jinshang Leasing makes on factoring loans from financial institutions are accrued monthly as interest cost, in each case in accordance with the terms of the factoring loan contracts.

Property and equipment

Plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3% to 5% salvage value. The average estimated useful lives of property and equipment are discussed in Note 7.

The company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the corresponding accounts and includes any gain or loss in the statements of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and improvements of equipment are capitalized.

Impairment of long-lived assets

The Company applies the provisions of ASC No. 360 Sub topic 10, “Impairment or Disposal of Long-Lived Assets” (ASC 360-10) issued by the Financial Accounting Standards Board (“FASB”). ASC 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, The Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2016 and 2015.

Fair value measurements

ASC Topic 825, Financial Instruments (“Topic 825”) requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Topic 825 excludes certain financial instruments and all non-financial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

As of June 30, 2016 and 2015, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank loans, loans receivable and loans payable which were carried at cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities.

Foreign currency translation

The Company’s functional currency is the United States Dollar (“USD”). The functional currency of Jinshang Leasing, Jinchen Agriculture and Dongsheng Guarantee is the Chinese Yuan, or Renminbi (“RMB”).

For financial reporting purposes, the financial statements of Jinshang Leasing and Dongsheng Guarantee are prepared using RMB and translated into The Company’s functional USD currency at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders' equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

Income taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.” ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment of the changes.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Under the Corporate Income Tax Law of the PRC and related regulations (collectively, (the “CIT Law”), small business credit guarantee institutions are allowed to deduct from taxable income an allowance for guarantee losses as follows:

(i)          Guarantee Compensation Reserve - up to 1% of the balance of liabilities guaranteed by the Company as of the end of each year; the Guarantee Compensation Reserve of the end of the previous year is required to be added to the current year’s taxable income.

(ii)         Unexpired Liability Reserve - up to 50% of the current year’s guarantee income; the Unexpired Liability Reserve as of the end previous year is required to be added to the current year’s taxable income

(iii)        Actual guarantee compensation losses incurred by small business credit guarantee institutions are required to be first applied as a write-off of the Guarantee Compensation Reserve, and any amount in excess of the Guarantee Compensation Reserve deductible from the current year’s taxable income.

Commitments and contingencies

In the normal course of business, The Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among other things, government investigations and tax matters. In accordance with ASC No. 450 Sub topic 20, “Loss Contingencies”, The Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Liquidity and Capital Resources

We have funded working capital and other capital requirements primarily by equity contribution from shareholders, cash flow from operations, and bank loans. Cash is required to maintain security deposits at banks, to issue capital leases to customers, to repay debts, to make default payments, salaries, office rental expenses, income taxes and other operating expenses.

Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, it may need additional cash resources in the future if it experiences changed business conditions or other developments, and may also need additional cash resources in the future if it wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the amount of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended June 30, 2016 and 2015:

	For the years ended
	June 30,
	2016	2015
Net cash (used in)/provided by operating activities	$(35,611,981)	$31,180,609
Net cash provided by/(used in) investing activities	18,229,592	(26,208,001)
Net cash provided by/(used in) financing activities	56,637,156	(481,686)
Effect of exchange rate change on cash and cash equivalents	(1,973,893)	62,715
Net increase in cash and cash equivalents	$37,280,874	$4,553,637

Net cash used in operating activities was approximately $35.6 million for the year ended June 30, 2016, while net cash provided by operating activities was $31.2 million for the year ended June 30, 2015. The net cash used in operating activities for the year ended June 30, 2016 mainly consisted of $53.1 million of cash used in the minimum lease payment receivable, offset by $12.1 million of cash generated from the net income of current year. The net cash provided by operating activities for the year ended June 30, 2015 mainly consisted of $26.1 million of cash generated from the net income and $5.5 million of cash collected from commission receivables.

Net cash provided by investing activities was approximately $18.2 million for the year ended June 30, 2016, while net cash used in investing activities was $26.2 million for the year ended June 30, 2015. Net cash provided by investing activities for the year ended June 30, 2016 was mainly consisted of (a) $44.3 million of proceeds from maturities of short-term investments and $23.9 million of purchases of short-term investments, (b) $27.0 million of deposits released from banks for financial guarantee services and $28.8 million of deposits paid to banks for financial guarantee services.Net cash used in investing activities for the year ended June 30, 2015 mainly consisted of (a) $183.3 million for the purchase of short-term investment and$143.4 million of proceeds from the maturity of short-term investments, (b) $28.4 million of deposits paid to banks for financial guarantee services and $16.3 million of deposits released from banks for financial guarantee services, and (c) $21.6million of cash lent to owners and $47.6million of cash repaid by owners.

Net cash provided by financing activities was approximately $56.6 million for the year ended June 30, 2016, while net cash used in financing activities was $0.5 million for the year as ended June 30, 2015. Net cash provided by financing activities for the year ended June 30, 2016 mainly consisted of $44.1 million of proceeds of long term loans and $29.7 million of capital paid in by owners, offset by $17.0 million paid to Bluesky LLC for the repurchase of 1,480,000 ordinary shares. Net cash used in financing activities for the year ended June 30, 2015 was mainly consisted of $0.4 million of loans repaid to owners.

Commitments and Contractual Obligations

The following table presents our material contractual obligations as of June 30, 2016:

	Less than	More than
Contractual Obligations	Total	1 year	1 – 3 years	3 – 5 years	5 years
Bank Loans for capital lease business	$43,308,617	$14,403,442	$28,554,313	$350,862	$-
Operating Lease Obligations	454,991	272,720	182,271	-	-
	$43,763,608	$14,676,162	$28,736,584	$350,862	$-

Off-balance Sheet Arrangements

We enter into financial guarantee contracts with bank lenders pursuant to which we provide guarantees on behalf of borrowers to help them obtain loans from banks. The aggregate contract amount reflects the extent of involvement we have in the guarantee business and also represents its maximum exposure to credit loss. We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our borrowers. Financial instruments representing credit risk are as follows:

	Jun 30, 2016	Jun 30, 2015
Guarantee Balance	$86,289,058	$126,186,812

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth information for our executive officers, directors and director nominees as of the date of this Annual Report. Unless otherwise stated, the address for our directors and executive officers is c/o WINS Finance Holdings Inc. 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024, PRC.

Name	Age	Position(s)
Jianming Hao	42	Co-Chief Executive Officer and Chairman of the Board
Renhui Mu	45	Co-Chief Executive Officer, Chief Operating Officer and Director
Junfeng Zhao	37	Chief Financial Officer
Haiming Guo (1)(2)(3)	43	Director
Guo Chen (1)(2)(3)	42	Director
Jingxiao Zhang(1)(2)(3)	40	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating Committee

Executive Officers and Directors

Jianming Hao has served as our Co-Chief Executive Officer and Chairman of our Board of Directors since October 2015. Mr. Hao served as Sino’s Executive Chairman of the Board and Chief Executive Officer from April 2014 to October 2015. From March 2012 to August 2014, Mr. Hao served as a Partner of Beijing CAC Capital, a private equity firm, a private equity firm with approximately $330 million (RMB 2 billion) under management, and the Chief Executive Officer of Huafu Tiancheng Investment Management Company, a $15 million (RMB 100 million) Beijing government fund with three completed investments. From April 2010 to April 2013, Mr. Hao served as the Chief Executive Officer of Deyu Agriculture Corp. (formerly, Eco Building International Inc.), a vertically integrated producer, processor, marketer and distributor of organic and other agricultural products made from corn and grains operating in Shanxi Province in the People’s Republic of China, where he helped complete three acquisitions of agricultural companies. From September 2007 to April 2010, Mr. Hao served as the Chief Executive Officer of Detianyu Biotechnology (Beijing) Co., Ltd., which became a subsidiary of Deyu Agriculture Corp. in April 2010. From April 2004 to September 2007, Mr. Hao served as a Director and Vice President of Shenzhen Leton Holdings, an investment firm founded in 2003. Under Mr. Hao’s leadership, Shenzhen Leton closed four investments including an insurance assessment firm, a fashion chain, an insurance agency and a real estate firm. From January 2001 to April 2004, Mr. Hao served as the Financial Controller of China Merchants Dichain (Asia), a portfolio company of China Merchants Group. During his tenure there, Mr. Hao led and participated in the acquisition of Dransfield Group, and led two acquisitions in the high-tech and manufacturing industries. Mr. Hao is a Certified Public Accountant at the Chinese Institute of Certified Public Accountants. He received his Master’s degree and Bachelor’s degree in Finance from Nankai University.

Renhui Mu has served as our Co-Chief Executive Officer and Chief Operating Officer since October 2015 and as a director since July 2016. Mr. Mu joined the Company in October 2013 and served as its Chief Executive Officer and Chief Operating Officer since such date. Previously, Mr. Mu served as a Deputy General Manager of China CITIC Bank (China) Enterprise Bank Department and General Manager of CITIC Bank (China) Enterprise Bank Beijing Branch from January 2010 to September 2013. From December 2006 to December 2009, Mr. Mu served as Vice President of ABN Beijing Branch Enterprise Bank Department. From January 2005 to December 2006, Mr. Mu served as Vice President of Energy and Resource Department in HSBC Bank. From 2000 to January 2005, Mr. Mu served as investment director in the water business department of Hong Kong InterChina Holdings Company. Mr. Mu is a licensed attorney. He got his Master of civil law and commercial law from Tsinghua University and his Bachelor of Arts in English from Tsinghua University in the PRC.

Junfeng Zhao has served as our Chief Financial Officer since August 2016. Mr, Zhao served as our financial controller from May 2010 to August 2016. Prior to that, Mr. Zhao served as financial controller at Agria Corporation, a NYSE listed company (stock code: GRO), from 2006 to 2010. Prior to Agria, he served as financial controller at Shanxi Foodstuffs and Oils Import and Export Company from 1993 to 2006. Mr. Zhao obtained his Bachelor degree from Shanxi University of Finance and Economics in accounting.

Haiming Guo has served as a member of our board of directors since May 2016. Mr. Guo has served as Chief Data Officer of Beijing TianYao Information Technology Company, an internet consumer finance company since July 2015 and Vice Director of Finance Department of School of Business, Changzhou University, China since September 2012.He served as Technical Director of Rongxu Information Technology Company from August 2008 to August 2012. He received his PhD degree of Applied Mathematics from University of Maryland, Master of Arts in Economics from Nankai University, and Bachelor of Science in Mathematics from Nankai University.

Guo Chen has served as a member of our board of directors since May 2016. Mr. Chen has served as Vice President of Quantitative Research of ZM Financial Systems Limited, a technology company, since 2004. He obtained his his Ph.D degree ein applied mathematics from North Carolina State University in 2003, his Master degree of applied mathematics from Beijing University, China and his Bachelor degree of mathematics from NanKai University, China.

Jingxiao Zhang has served as a member of our board of directors since October 2015. Dr. Zhang has served as a professor of statistics and a doctoral supervisor at the Statistics Institute of Renmin University in China since May 2005. Dr. Zhang is also a senior researcher of Application of statistical science research center of Renmin University in China. Now Dr. Zhang focuses on China’s finance big data analysis, credit risk analysis and finance stochastic analysis. Dr. Zhang obtained her Doctor of Sciences Degree from Academy of Mathematics and Systems Science, Chinese Academy of Sciences, her master degree from Renmin University, and her bachelor Degree from Nankai University. She worked as a visiting scholar in University of Georgia and University of Michigan in 2006. From 2013 to 2014, Dr. Zhang worked as a visiting scholar in Hong Kong University of Science and Technology.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended June 30, 2016 was $1,997,703. This amount includes approximately $107,970 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry. As of June 30, 2016, options to purchase1,000,000 ordinary shares granted to our directors and executive officers were outstanding under our 2006 Unit Option Plan at a weighted average exercise price of approximately $12.00per share.

We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with us.

Employment Agreements with Executive Officers

We have entered into written employment agreements with Renhui Mu, Dr. Jianming Hao. These agreements contain provisions customary for a company in our industry regarding non-competition and confidentiality of information. The enforceability of covenants not to compete in China and the United States may be subject to limitations.

Our agreements with our executive officers do not provide for benefits upon the termination of their respective employment with us, other than payment of salary and benefits during the required notice period for termination of these agreements, which varies under these individual agreements.

A.	Board Practices

Board of Directors

Independence of Directors

As a result of our ordinary shares being listed on Nasdaq we adhere to the rules of Nasdaq in determining whether a director is independent. The Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, our board of directors has determined that Messrs. Guo, Chen and Zhang are independent directors of our company. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

Mr. Hao serves as Chairman of the Board of Directors and as Co-Chief Executive Officer of our company. We believe in the importance of independent oversight and we will endeavor to ensure that this oversight is truly independent and effective through a variety of means, including:

•	Having a majority of the board be considered independent.
•	At each regularly scheduled Board meeting, all independent directors will typically be scheduled to meet in an executive session without the presence of any management directors.
•	The charters for each of standing committees of the Board will require that all of the members of those committees be independent.

We believe that Mr. Hao’s combined role of Co-Chief Executive Officer and Chairman provides an appropriate balance between leadership and independent oversight.

Meetings and Committees of the Board of Directors

Audit Committee Information

The audit committee of our board of directors is comprised of Haiming Guo, Guo Chen and Dr. Jinxiao Zhang. Guo Chen serves as the chairman of the audit committee. Each of the members of the audit committee is independent under the applicable Nasdaq listing standards. The purposes of the audit committee, as specified in our Audit Committee Charter, include, but are not limited to:

•	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 20-F;
•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
•	discussing with management major risk assessment and risk management policies;
•	monitoring the independence of the independent auditor;
•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
•	reviewing and approving all related-party transactions;
•	inquiring and discussing with management our compliance with applicable laws and regulations;
•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
•	appointing or replacing the independent auditor;
•	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and
•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

Our audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. We are required to certify to Nasdaq that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board of Directors has determined that Guo Chen satisfies Nasdaq’s definition of financial sophistication and also qualify as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Nominating Committee Information

The nominating committee of our board of directors is comprised of Haiming Guo, Guo Chen and Dr. Jinxiao Zhang. Each of the members of the nominating committee is independent under the applicable Nasdaq listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

Guidelines for Selecting Director Nominees

The nominating committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating Committee Charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;
•	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The nominating committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee will not distinguish among nominees recommended by shareholders and other persons.

Compensation Committee Information

The compensation committee of our board of directors is comprised of Haiming Guo, Guo Chen and Dr. Jinxiao Zhang. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;
•	reviewing and approving the compensation of all of our other executive officers;
•	reviewing our executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans;
•	assisting management in complying with our annual report disclosure requirements;
•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
•	if required, producing a report on executive compensation to be included in our annual report or proxy statement; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Indemnification of Directors and Officers

The Companies Law (2013 Revision) of the Cayman Islands permits the Company to indemnify its directors, officers, employees and agents, subject to limitations imposed by the Companies Law. Our Memorandum and Articles of Association require us to indemnify directors and officers to the full extent permitted by the Companies Law. We have also entered into indemnification agreements with its officers and directors that provide for indemnification to the maximum extent allowed under the Companies Law.

D. Employees

As of June 30, 2016, we had 48 full-time employees. We recruit personnel from the open market and enter into employment contracts with employees. We offer competitive remuneration packages to employees, including salaries and bonuses to qualified employees. We provide staff training on a regular basis to enhance employees’ knowledge of financial products in the market and the applicable laws and regulations in relation to the industry in which we operate.

E. Share Ownership

Share Ownership of Executive Officers and Directors

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.”  As of June 30, 2016, options to purchase 1,450,000 ordinary shares granted to our directors and executive officers were outstanding under our 2015 Long Term Incentive Equity Plan at a weighted average exercise price of approximately $12 per share.

2015 Long Term Incentive Equity Plan

General

On April 10, 2015, our board of directors adopted the 2015 Long-Term Equity Incentive Plan (the “2015 Plan”), subject to the approval of Sino’s shareholders. The 2015 Plan was approved by Sino’s shareholders on October 16, 2015. The purpose of the 2015 Plan is to assist in attracting, retaining, motivating, and rewarding certain key employees, officers, directors, and consultants of the Company and its affiliates and promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of such shareholders. The 2015 Plan authorizes the award of share-based incentives to encourage eligible employees, officers, directors, and consultants, as described below, to expend maximum effort in the creation of shareholder value.

Summary of the 2015 Plan

The 2015 Plan may be administered by the board of directors or a committee of the board. All references in the 2015 Plan to “committee” mean the board, if no committee has been designated to administer the plan. If administered by a committee, such committee shall be composed of at least two directors, all of whom are “outside directors” within the meaning of the regulations issued under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “IRC”) and “non-employee” directors within the meaning of Rule 16b-3 under the Exchange Act. Initially, the compensation committee will administer the 2015 Plan.

Subject to the provisions of the 2015 Plan, the committee determines, among other things, the persons to whom from time to time awards may be granted, the specific type of awards to be granted, the number of shares subject to each award, share prices, any restrictions or limitations on the awards, and any vesting, exchange, deferral, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions related to the awards.

Shares Subject to the Plan

10% of our ordinary shares have been reserved for issuance in accordance with the plan’s terms. Ordinary shares subject to other awards that are forfeited or terminated will be available for future award grants under the plan. Ordinary shares that are surrendered by a holder or withheld by the Company as full or partial payment in connection with any award under the plan, as well as any ordinary shares surrendered by a holder or withheld by the Company or one of its subsidiaries to satisfy the tax withholding obligations related to any award under the plan, shall not be available for subsequent awards under the plan.

Under the plan, on a change in the number of ordinary shares outstanding as a result of a dividend on ordinary shares payable in ordinary shares, share forward split or reverse split or other extraordinary or unusual event that results in a change in the ordinary shares as a whole, the terms of the outstanding award will be proportionately adjusted.

Eligibility

The Company may grant awards under the plan to employees, officers, directors and consultants who are deemed to have rendered or to be able to render significant services to the Company or its subsidiaries and who are deemed to have contributed or to have the potential to contribute to the success of the Company. An incentive share option may be granted under the plan only to a person who, at the time of the grant, is an employee of the Company or a related company.

Types of Awards

Options. The plan provides both for “incentive” share options as defined in Section 422 of the IRC, and for options not qualifying as incentive options, both of which may be granted with any other share based award under the plan.

The board or committee determines the exercise price per ordinary share purchasable under an incentive or non-qualified share option, which may not be less than 100% of the fair market value on the day of the grant or, if greater, the par value of an ordinary share. However, the exercise price of an incentive share option granted to a person possessing more than 10% of the total combined voting power of all classes of the Company’s share capital may not be less than 110% of the fair market value on the date of grant. The aggregate fair market value of all ordinary shares with respect to which incentive share options are exercisable by a participant for the first time during any calendar year (under all of the Company’s plans), measured at the date of the grant, may not exceed $100,000 or such other amount as may be subsequently specified under the IRC or the regulations thereunder.

An incentive share option may only be granted within a ten-year period from the effective date of the plan and may only be exercised within ten years from the date of the grant, or within five years in the case of an incentive share option granted to a person who, at the time of the grant, owns ordinary shares possessing more than 10% of the total combined voting power of all classes of the Company’s share capital.

Subject to any limitations or conditions the board or committee may impose, share options may be exercised, in whole or in part, at any time during the term of the share option by giving written notice of exercise to the Company specifying the number of ordinary shares to be purchased. The notice must be accompanied by payment in full of the purchase price, either in cash or, if provided in the agreement, in the Company’s securities or in combination of the two.

Generally, share options granted under the plan may not be transferred other than by will or by the laws of descent and distribution and all share options are exercisable, during the holder’s lifetime, only by the holder (or in the event of legal incapacity or incompetency, the holder’s guardian or legal representative). However, a holder, with the approval of the board or committee, may transfer a non-qualified share option by gift to a family member of the holder, by domestic relations order to a family member of the holder or by transfer to an entity in which more than 50% of the voting interests are owned by family members of the holder or the holder.

Generally, if the holder is an employee, no share options granted under the plan may be exercised by the holder unless he or she is employed by the Company or one of its subsidiaries at the time of the exercise and has been so employed continuously from the time the share options were granted. However, in the event the holder’s employment is terminated due to disability, the holder may still exercise his or her vested share options for a period of 12 months or such other greater or lesser period as the board or committee may determine, from the date of termination or until the expiration of the stated term of the share option, whichever period is shorter. Similarly, should a holder die while employed by the Company or a subsidiary, his or her legal representative or legatee under his or her will may exercise the decedent holder’s vested share options for a period of 12 months from the date of his or her death, or such other greater or lesser period as the board or committee may determine or until the expiration of the stated term of the share option, whichever period is shorter. If the holder’s employment is terminated due to normal retirement, the holder may still exercise his or her vested share options for a period of 12 months from the date of termination or until the expiration of the stated term of the share option, whichever period is shorter. If the holder’s employment is terminated for any reason other than death, disability or normal retirement, the share option will automatically terminate, except that if the holder’s employment is terminated by the Company without cause, then the portion of any share option that is vested on the date of termination may be exercised for a period of three months (or such other greater or lesser period as the committee may specify in the award agreement) from the date of such termination or until the expiration of the stated term of the share option, whichever period is shorter.

Share Appreciation Rights. Under the plan, the committee may grant share appreciation rights in tandem with a share option or alone and unrelated to a share option. The committee may grant share appreciation rights to participants who have been, or are being, granted share options under the plan as a means of allowing the participants to exercise their share options without the need to pay the exercise price in cash. In conjunction with non-qualified share options, share appreciation rights may be granted either at or after the time of the grant of the non-qualified share options. In conjunction with incentive share options, share appreciation rights may be granted only at the time of the grant of the incentive share options. A share appreciation right entitles the holder to receive a number of ordinary shares having a fair market value equal to the excess fair market value of one ordinary share over the exercise price of the related share option, multiplied by the number of shares subject to the share appreciation right. The granting of a share appreciation right in tandem with a share option will not affect the number of ordinary shares available for awards under the plan. The number of shares available for awards under the plan will, however, be reduced by the number of ordinary shares acquirable upon exercise of the share option to which the share appreciation right relates.

Restricted Shares. Under the plan, the committee may award restricted shares either alone or in addition to other awards granted under the plan. The board or committee determines the persons to whom grants of restricted shares are made, the number of shares to be awarded, the price if any to be paid for the restricted shares by the person receiving the shares, the time or times within which awards of restricted shares may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the restricted share awards.

The plan requires that all restricted shares awarded to a holder remain in The Company’s physical custody until the restrictions have terminated and all vesting requirements with respect to the restricted shares have been fulfilled. The Company will retain custody of all dividends or distributions made or declared with respect to the restricted shares during the restriction period. A breach of any restriction regarding the restricted shares will cause a forfeiture of the restricted shares and any retained distributions. Except for the foregoing restrictions, the holder will, even during the restriction period, have all of the rights of a shareholder, including the right to vote the shares.

Other Share-Based Awards. Under the plan, the committee may grant other share-based awards, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, ordinary shares, as deemed consistent with the purposes of the plan. These other share-based awards may be in the form of purchase rights, ordinary shares awarded that are not subject to any restrictions or conditions, convertible or exchangeable debentures or other rights convertible into ordinary shares and awards valued by reference to the value of securities of, or the performance of, one of the Company’s subsidiaries. These other share-based awards may include performance shares or options, whose award is tied to specific performance criteria. These other share-based awards may be awarded either alone, in addition to, or in tandem with any other awards under the plan or any of the Company’s other plans.

Accelerated Vesting and Exercisability

If any one person, or more than one person acting as a group, acquires the ownership of our ordinary shares that, together with the shares held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of our ordinary shares, and the Company’s board of directors does not authorize or otherwise approve such acquisition, then the vesting periods of any and all share options and other awards granted and outstanding under the plan shall be accelerated and all such share options and awards will immediately and entirely vest, and the respective holders thereof will have the immediate right to purchase and/or receive any and all ordinary shares subject to such share options and awards on the terms set forth in the plan and the respective agreements respecting such share options and awards. An increase in the percentage of shares owned by any one person, or persons acting as a group, as a result of a transaction in which the Company acquires its shares in exchange for property is not treated as an acquisition of shares.

The committee may, in the event of an acquisition by any one person, or more than one person acting as a group, together with acquisitions during the 12-month period ending on the date of the most recent acquisition by such person or persons, of assets from the Company that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of the assets of the Company immediately before such acquisition or acquisitions, or if any one person, or more than one person acting as a group, acquires the ownership of the Company ordinary shares that, together with the shares held by such person or group, constitutes more than 50% of the total fair market value or combined voting power of the Company ordinary shares, which has been approved by the Company’s board of directors, (i) accelerate the vesting of any and all share options and other awards granted and outstanding under the plan, or (ii) require a holder of any award granted under the plan to relinquish such award to the Company upon the tender by the Company to the holder of cash in an amount equal to the repurchase value of such award. For this purpose, “gross fair market value” means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets and “repurchase value” means the aggregate fair market value of the shares (if the award to be settled is comprised of ordinary shares) or the aggregate difference between the fair market value of the shares and the exercise price of the award (if the award is a share option or share appreciation right).

Notwithstanding any provisions of the plan or any award granted thereunder to the contrary, no acceleration shall occur with respect to any award to the extent such acceleration would cause the plan or an award granted thereunder to fail to comply with Section 409A of the IRC.

Award Limitation

No participant may be granted awards for more than 1% of the outstanding shares of the Company in any calendar year.

Other Limitations

The board or committee may not modify or amend any outstanding option or share appreciation right to reduce the exercise price of such option or share appreciation right, as applicable, below the exercise price as of the date of grant of such option or share appreciation right. In addition, no option or share appreciation right may be granted in exchange for the cancellation or surrender of an option or share appreciation right or other award having a higher exercise price.

Withholding Taxes

Upon the exercise of any award granted under the plan, the holder may be required to remit to the Company an amount sufficient to satisfy all federal, state and local withholding tax requirements prior to delivery of any certificate or certificates for ordinary shares.

Term and Amendments

Unless terminated by the board, the plan shall continue to remain effective until no further awards may be granted and all awards granted under the plan are no longer outstanding. Notwithstanding the foregoing, grants of incentive share options may be made only until ten years from the date of the consummation of the acquisition. The board may at any time, and from time to time, amend the plan, provided that no amendment will be made that would impair the rights of a holder under any agreement entered into pursuant to the plan without the holder’s consent.

United States Federal Income Tax Consequences

The following discussion of the United States federal income tax consequences of participation in the plan is only a summary of the general rules applicable to the grant and exercise of share options and other awards and does not give specific details or cover, among other things, state, local and foreign tax treatment of participation in the plan. The information contained in this section is based on present law and regulations, which are subject to being changed prospectively or retroactively. This summary also assumes that participants are individual citizens or residents of the United States and does not address the passive foreign investment company rules of the IRC, which are discussed generally in the section of this Annual Report under Item 10.E “Taxation – United States Federal Income Taxation – U.S. Holders – Passive Foreign Investment Company Rules.”

Incentive Share Options. Participants will recognize no taxable income upon the grant of an incentive share option. The participant generally will realize no taxable income when the incentive share option is exercised. The excess, if any, of the fair market value of the shares on the date of exercise of an incentive share option over the exercise price will be treated as an item of adjustment for a participant’s taxable year in which the exercise occurs and may result in an alternative minimum tax liability for the participant. The Company will not qualify for any deduction in connection with the grant or exercise of incentive share options. Upon a disposition of the shares after the later of two years from the date of grant or one year after the transfer of the shares to a participant, the participant will recognize the difference, if any, between the amount realized and the exercise price as long-term capital gain or long-term capital loss, as the case may be, if the shares are capital assets.

If ordinary shares acquired upon the exercise of an incentive share option is disposed of prior to the expiration of the holding periods described above, the participant will recognize ordinary compensation income in the taxable year of disposition in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price paid for the shares; and the Company will qualify for a deduction equal to any amount recognized, subject to the limitation that the compensation be reasonable.

Non-Qualified Share Options. With respect to non-qualified share options:

•	upon grant of the share option, the participant will recognize no income provided that the exercise price was not less than the fair market value of the Company ordinary shares on the date of grant;
•	upon exercise of the share option, if the ordinary shares are not subject to a substantial risk of forfeiture, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price, and the Company will qualify for a deduction in the same amount, subject to the requirement that the compensation be reasonable; and
•	The Company will be required to comply with applicable federal income tax withholding requirements with respect to the amount of ordinary compensation income recognized by the participant.

On a disposition of the shares, the participant will recognize gain or loss equal to the difference between the amount realized and the sum of the exercise price and the ordinary compensation income recognized. The gain or loss will be treated as capital gain or loss if the shares are capital assets and as short-term or long-term capital gain or loss, depending upon the length of time that the participant held the shares.

If the shares acquired upon exercise of a non-qualified share option are subject to a substantial risk of forfeiture, the participant will recognize ordinary income at the time when the substantial risk of forfeiture is removed, unless the participant timely files under Section 83(b) of the IRC to elect to be taxed on the receipt of shares, and the Company will qualify for a corresponding deduction at that time. The amount of ordinary income will be equal to the excess of the fair market value of the shares at the time the income is recognized over the amount, if any, paid for the shares.

Share Appreciation Rights. Upon the grant of a share appreciation right, the participant recognizes no taxable income and The Company receives no deduction. The participant recognizes ordinary income and the Company receives a deduction at the time of exercise equal to the cash and fair market value of ordinary shares payable upon the exercise.

Restricted Shares. A participant who receives restricted shares will recognize no income on the grant of the restricted shares and the Company will not qualify for any deduction. At the time the restricted shares are no longer subject to a substantial risk of forfeiture, a participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the restricted shares at the time the restriction lapses over the consideration paid for the restricted shares. A participant’s shares are treated as being subject to a substantial risk of forfeiture so long as his or her sale of the shares at a profit could subject him or her to a suit under Section 16(b) of the Exchange Act. The holding period to determine whether the participant has long-term or short-term capital gain or loss begins when the restriction period expires, and the tax basis for the shares will generally be the fair market value of the shares on this date.

A participant may elect under Section 83(b) of the IRC, within 30 days of the transfer of the restricted shares, to recognize ordinary compensation income on the date of transfer in an amount equal to the excess, if any, of the fair market value on the date of transfer of the restricted shares, as determined without regard to the restrictions, over the consideration paid for the restricted shares. If a participant makes an election and thereafter forfeits the shares, no ordinary loss deduction will be allowed. The forfeiture will be treated as a sale or exchange upon which there is realized loss equal to the excess, if any, of the consideration paid for the shares over the amount realized on such forfeiture. The loss will be a capital loss if the shares are capital assets. If a participant makes an election under Section 83(b), the holding period will commence on the day after the date of transfer and the tax basis will equal the fair market value of shares, as determined without regard to the restrictions, on the date of transfer.

On a disposition of the shares, a participant will recognize gain or loss equal to the difference between the amount realized and the tax basis for the shares.

Whether or not the participant makes an election under Section 83(b), the Company generally will qualify for a deduction, subject to the reasonableness of compensation limitation, equal to the amount that is taxable as ordinary income to the participant, in the taxable year in which the income is included in the participant’s gross income. The income recognized by the participant will be subject to applicable withholding tax requirements.

Dividends paid on restricted shares that are subject to a substantial risk of forfeiture generally will be treated as compensation that is taxable as ordinary compensation income to the participant and will be deductible by the Company subject to the reasonableness limitation. If, however, the participant makes a Section 83(b) election, the dividends will be treated as dividends and taxable as ordinary income to the participant, but will not be deductible by the Company.

Other Share-Based Awards. The federal income tax treatment of other share-based awards will depend on the nature and restrictions applicable to the award.

Section 162(m) Limits. Section 162(m) of the IRC places a limit of $1,000,000 on the amount of compensation that a publicly traded company may deduct in any one year with respect to each of its chief executive officer and 4 most highly paid executive officers. Certain performance-based compensation approved by shareholders is not subject to the deduction limit. The plan is qualified such that awards under the plan may constitute performance-based compensation not subject to Section 162(m) of the IRC. One of the requirements for equity compensation plans is that there must be a limit to the number of shares granted to any one individual under the plan. Accordingly, the plan provides that the maximum number of shares for which awards may be made to any employee in any calendar year is 40,000. The maximum amount payable pursuant to that portion of a cash award granted under the plan for any fiscal year to any employee that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the IRC may not exceed $500,000. Under the plan the board of directors or the compensation committee has the power to impose restrictions on awards to ensure that such awards satisfy the requirements for performance-based compensation under Section 162(m) of the IRC.

Certain Awards Deferring or Accelerating the Receipt of Compensation. Section 409A of the IRC, enacted as part of the American Jobs Creation Act of 2004, imposes certain new requirements applicable to “nonqualified deferred compensation plans.” If a nonqualified deferred compensation plan subject to Section 409A fails to meet, or is not operated in accordance with, these new requirements, then all compensation deferred under the plan may become immediately taxable. Share appreciation rights and deferred share awards that may be granted under the plan may constitute deferred compensation subject to the Section 409A requirements. It is our intention that any award agreement governing awards subject to Section 409A will comply with these rules.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of June 30, 2016by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 20,041,647 ordinary shares outstanding as of June 30, 2016.Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of June 30, 2016 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

As of June 30, 2016, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 353 active holders of record of our ordinary shares in the United States. Such holders of record held, as of that date, 97.1% of our outstanding ordinary shares. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 2.9% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

	Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owner (1)	Number		Percent (2)
5% or Greater Shareholders (other than directors and executive officers)
Great Finance Holdings Limited	1,100,000	(4)	5.5%
Appelo Ltd	10,080,000		50.3%
Wits Global Ltd	3,360,000		16.8%
Peilin Zhao	1,009,000		5.0%
Hong Wang	13,440,000	(5)	67.1%
Cosmic Expert Ltd.	1,620,000	(6)	8.1%
Directors and Executive Officers
JianmingHao	354,817	(7)	1.8%
Renhui Mu	-		-
Junfeng Zhao	840,000	(8)	4.2%
Guo Chen	-		-
HaimingGuo	-		-
Jingxiao Zhang	-		-
All director and executive officers as a group (2 persons)	1,326,817		8.8%

________________

*Less than 1% of our ordinary shares.

(1)	Unless otherwise indicated the business address for the above individuals and entities is c/o Wins Finance Holdings Inc., 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024.

(2)	The percentage of beneficial ownership is calculated based on 20,041,647 outstanding ordinary shares, as of June 30, 2016.

(3)	Peilin Zhao’s business address is 1908, 19/F, Block 2, No. 116 Guanganmenneidajie, Xuanwu Qu, Beijing China.

(4)	Represents shares held by Jing Zhao and Great Finance Holdings Limited, of which Ms. Zhao controls and therefore has voting and disposition power over such shares. The foregoing is based on a Schedule 13D/A filed October 16, 2015.

(5)	Represents shares held by Appelo Ltd. and Wits Global Ltd., which Mr. Wang controls. As such, he has voting and dispositive power over such shares.

(6)	Represents shares held by Cosmic Expert Ltd, which Wenyu Li controls. As such, she has voting and dispositive power over such shares.

(7)	Represents shares held by Bluesky LLC, of which Mr. Hao is the sole officer and director and as such, controls the voting and disposition of such shares.

(8)	Represents shares held by Glowing Assets Holdings Ltd, of which Mr. Zhao is the sole officer and director and as such controls the voting and disposition of such shares.

None of our shareholders have voting rights different from the voting rights of other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by another corporation or by any government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

B.  Related Party Transactions

The Company has adopted a Related Person Policy that requires it (and its subsidiaries) to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except as approved by unconflicted executives, the board of directors, or audit committee in accordance with guidelines approved by the board of directors (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) the Company or any of its subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of WFG’s shares of common stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent the Company enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, the Company require each of its directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

Other than the executive and director compensation arrangements and the indemnification agreements and arrangements with respect to directors and officers discussed in Item 6“Directors, Senior Management and Employees,” and the transaction described below, we have not entered into any transactions since July 1, 2014 to which we have been or are a party to and in which any of our directors, executive officers or holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

On April 10, 2015, the Company, Sino, WFG and the WFG Shareholders, including Renhui Mu, Hong Wang and Junfeng Zhao entered into the Agreement and Plan of Reorganization, dated as of April 24, 2015 and amended on May 5, 2015 with respect to the Business Combination. The Business Combination was consummated on October 26, 2015. Mr. Mu, Mr. Wang and Mr Zhao, respectively, exchanged 1,833,968, 25,358,575 and 2,807,557 shares of WFG for 972,000, 13,440,000 and 1,488,000 shares of the Company.

On May 29, 2015, Mr. Jianming Hao, the Company’s Chairman and Co-Chief Executive Officer, loaned Sino $300,000 in order to meet Sino’s working capital needs. This loan made by Mr. Hao was evidenced by a promissory note. The promissory note was repaid upon the consummation of the Business Combination in cash.

Each of the WFG Shareholders, including Renhui Mu, Hong Wang and Junfeng Zhao entered into a Lock-Up Agreement with the Company dated as of October 26 2015 (the “Lock-Up Agreements”). Pursuant to the Lock-Up Agreements, the WFG Shareholders will not be able to sell any of the ordinary shares of the Company that they receive as a result of the consummation of the Business Combination until the day preceding the day that is twelve months the closing date of the Business Combination (subject to limited exceptions). The restriction on sales will end earlier than such date with respect to 50% of the shares if the closing price of the Company’s ordinary shares exceeds $13.00 per share for any 20 trading days within a 30-trading day period following the consummation of the Business Combination.

On October 26, 2015, the Company entered into an Amended and Restated Registration Rights Agreement with the initial shareholders of Sino including Jianming Hao, Richard Xu, and Peiling He and the WFG Shareholders including Renhui Mu, Hong Wang and Junfeng Zhao. Pursuant to the Amended and Restated Registration Rights Agreement, the initial shareholders of Sino and the WFG Shareholders have certain “demand” and “piggyback” registration rights under the Securities Act of 1933, as amended (“Securities Act”), with respect to the resale of ordinary shares of the Company issued to them in connection with the initial public offering and concurrent private sale of units of Sino and the consummation of the Business Combination, respectively.

At the closing of the Business Combination, 10% of the ordinary shares to be issued to the former WFG Shareholders including Renhui Mu, Hong Wang and Junfeng Zhao were deposited in escrow to provide a fund for payment to the Company with respect to its post-closing rights to indemnification under the merger agreement for breaches of representations and warranties and covenants by WFG and its shareholders, and for certain other indemnifiable matters. Claims for indemnification may be asserted by us once the damages exceed a $2,000,000 deductible (subject to certain exceptions), in which event the amount payable shall be the amount of the entire loss.

On December 16, 2015, the Company’s Board of Directors voted to increase the monthly compensation of Jianming Hao from $13,000 to $50,000, effective January 1, 2016.

On December 28, 2015, the Company, sold $8.5 million in convertible promissory notes (the “Notes”) to Bluesky LLC, an entity controlled by Jianming Hao. The Notes bear interest at 4% per year and mature on December 28, 2016. The Notes are convertible into the Company’s ordinary shares at a price of $12.00 per share. The Notes provide for customary events of default, including the failure to pay any amount due under the Notes on the applicable due date (subject to a cure period), breaching the terms of the Notes, the Company becoming insolvent, or the Company filing for bankruptcy. In the event of a default, the interest rate on the Notes would increase to 10% per year. In connection with the issuance of the Notes, the Company agreed to use commercially reasonable efforts (i) to file, within 30 days after receiving a completed and executed selling stockholder questionnaire from Bluesky LLC, a resale registration statement covering the ordinary shares issuable upon conversion of the Note, and (ii) to cause such registration statement to be declared effective by the Securities and Exchange Commission (a) within 120 days after the receipt of the completed and executed questionnaire if there is not a full review of the registration statement, or (b) within 150 days after the receipt of the completed and executed questionnaire if there is a full review of the registration statement. The Company used the proceeds of the Notes to accelerate the growth and expansion of its business.

On June 21, 2016, the Company, entered into an amendment to the Securities Escrow Agreement dated August 26, 2014 (the “Securities Escrow Agreement”), pursuant to which the shares of Sino’s initial stockholders including Jianming Hao, Hong Wang and Junfeng Zhao placed in escrow at the time of Sino’s initial public offering could be withdrawn from escrow no earlier than six months after the Business Combination or April 26, 2016,(as opposed to the one-year period specified in the Securities Escrow Agreement prior the amendment).

On June 28, 2016, the Company, repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180 and 1,480,000 shares from Bluesky LLC for $17,464,000. Bluesky LLC is a limited liability company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao. The Company intends to cancel the repurchased shares. Of the amounts payable to Bluesky, $17 million was paid and we expect to pay the remaining $464,000 no later than June 30, 2017.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information.

Financial Statements

See Item 18 – Financial Statements.

Legal Proceedings

From time to time, we may be involved in litigation that arises through the normal course of business. As of the date of this filing, we are not a party to any material litigation nor are we aware of any such threatened or pending litigation.

Dividend Policy

We have never declared and do not anticipate paying cash dividends in the foreseeable future. See Item 3D “Key Information – Risk factors - Our dividend policy is determined by the Board of Directors based the consideration of our performance, cash flow position and future growth strategy. We cannot assure you of declaring dividend at any time in the future.” Any return on investment may be limited to the value of our securities.” Our board of directors has discretion to declare and pay dividends on our ordinary shares and will make any determination to do so based on then-existing conditions, including our operating results, financial condition, current and anticipated cash needs and other business and economic factors that our board of directors may deem relevant.

B.	Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since June 30, 2016, until the date of the filing of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

Our ordinary shares were listed on the NASDAQ Capital Market on October 28, 2015 under the symbol “WINS.” Prior to that date, there was no public trading market for our securities. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the NASDAQ Capital Market:

	High	Low
Fiscal Quarter Ended
December 31, 2015 (commencing October 28, 2015)	$12.23	$6.70
March 31, 2016	$12.36	$10.05
June 30, 2016	$15.60	$11.30
September 30, 2016 (through August 31, 2016)	$25.41	$13.50
Month Ended
March 2016	$11.83	$10.05
April 2016	$12.00	$10.60
May 2016	$12.99	$11.40
June 2016	$15.60	$11.30
July 2016	$21.65	$13.50
August 2016	$25.41	$18.91

On September 20, 2016, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $31.81.

The common stock of Sino was listed on the Nasdaq Capital Market from November 4, 2014 until October 26, 2015 under the symbol “SMAC”. The following table sets forth for the periods indicated the high and low sales prices per share pf common stock of Sino as reported on the NASDAQ Capital Market:

	High	Low
Fiscal Quarter Ended
December 31, 2014 (commencing November 4, 2014)	$10.25	$9.89
March 31, 2015	$9.94	$9.80
June 30, 2015	$9.95	$9.20
September 30, 2015	$9.95	$9.64
December 31, 2015 (through October 27, 2015)	$10.07	$9.71

Transfer Agent

The transfer agent for our ordinary shares is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

B.  Plan of Distribution

Not applicable.

C.  Markets for Ordinary Shares

Our ordinary shares are listed on the NASDAQ Capital Market under the symbols “WINS.”

D.  Selling Shareholders

Not applicable.

E.  Dilution

Not applicable.

F.  Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.  Memorandum and Articles of Association {To be Reviewed by Cayman Counsel]

Registration Number and Purposes of the Company

Our registration number with the Cayman Islands Registrar of Companies is 296825. Our purpose as set forth in our amended and restated memorandum and articles of association is unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Voting Rights and Conversion

All ordinary shares have identical voting and other rights in all respects. Subject to any rights or restrictions attached to any shares, every shareholder who (being an individual) is present in person or by proxy or, if a corporation or other non-natural person is present by its duly authorized representative or by proxy, shall have one vote for every share of which he is the holder. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Holders of ordinary shares do not have any conversion, preemptive or other subscription rights and there is no sinking fund or redemption provisions applicable to the ordinary shares.

Ownership and Transfer of Shares

Any shareholder may transfer all or any of his or her shares by an instrument of transfer provided that such transfer complies with applicable rules of the SEC and federal securities laws of the United States. The instrument of transfer of any share shall be in writing and shall be executed by or on behalf of the transferor (and if the directors so require, signed by or on behalf of the transferee). The transferor shall be deemed to remain the holder of a share until the name of the transferee is entered in the Register of Members.

Election of Directors

The Company may by Ordinary Resolution (as defined below) appoint any person to be a director or may by Ordinary Resolution remove any director. The directors may appoint any person to be a director, either to fill a vacancy or as an additional director provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Articles of Association as the maximum number of directors. The term “Ordinary Resolution” means a resolution passed by a simple majority of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution.

Powers of Directors

The Company’s Amended and Restated Memorandum and Articles of Association provide that the quorum for the transaction of the business of the Board of Directors may be fixed by the Board of Directors, and unless so fixed shall be two if there are two or more directors, and shall be one if there is only one director.

Subject to the provisions of the Companies Act, the Company’s Amended and Restated Memorandum and Articles of Association and to any directions given by Special Resolution(as defined in the Companies Act), the business of the Company shall be managed by the Board of Directors who may exercise all the powers of the Company. A duly convened meeting of the Board of Directors at which a quorum is present may exercise all powers exercisable by the Board of Directors. The Company’s Amended and Restated Memorandum and Articles of Association provide that all cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Board of Directors shall determine by resolution. The Board of Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any other salaried office or place of profit with the Company or to his widow or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance. The Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

The Company’s Amended and Restated Memorandum and Articles of Association do not provide for any age for the retirement or non-retirement of directors. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company in general meeting fix a minimum shareholding required to be held by a director, but unless and until such a shareholding qualification is fixed a director is not required to hold shares.do not require the ownership of shares of the Company as a prerequisite for service as a director.

Approval of Interested Transactions

The Company’s Amended and Restated Memorandum and Articles of Association provide that a director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon

Dividend Rights

Subject to the Companies Act and the Company’s Amended and Restated Memorandum and Articles of Association and except as otherwise provided by the rights attached to any shares, the Company’s Board of Directors may resolve to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of the Company lawfully available therefor. No dividend or other distribution shall be paid except out of the realized or unrealized profits of the Company, out of the share premium account or as otherwise permitted by law.

The Company’s Amended and Restated Memorandum and Articles of Association provide that except as otherwise provided by the rights attached to any shares, all dividends and other distributions shall be paid according to the par value of the shares that a shareholder holds. The Board of Directors may deduct from any dividend or other distribution payable to any shareholder all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

The Company’s Amended and Restated Memorandum and Articles of Association provide that any dividend or other distribution which cannot be paid to a shareholder and/or which remains unclaimed after six months from the date on which such dividend or other distribution becomes payable may, in the discretion of the Board of Directors, be paid into a separate account in the Company’s name, provided that the dividend or other distribution shall remain as a debt due to the shareholder. Any dividend or other distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

Liquidation Rights

The Company’s Amended and Restated Memorandum and Articles of Association provide that if the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any shares, in a winding up:

(a)        if the assets available for distribution amongst the shareholders shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them; or

(b)        if the assets available for distribution amongst the shareholders shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

The Company’s Amended and Restated Memorandum and Articles of Association provide that if the Company shall be wound up the liquidator may, subject to the rights attaching to any shares and with the sanction of a Special Resolution of the Company and any other sanction required by the Companies Act, divide among the shareholders in kind the whole or any part of the assets of the Company and may for that purpose value any assets and determine how the division shall be carried out as between the shareholders or different classes of shareholders. No shareholder shall be required to accept any asset upon which there is a liability.

Shareholder Meetings: Action by Written Consent

The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company may, but shall not (unless required by statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the directors shall specify and if no other time and place is prescribed by them, it shall be held at the Company’s registered office on the second Wednesday in December of each year at ten o’clock in the morning. General meetings may be called by the Company’s Board of Directors or by the Board of Directors at the request of the holder(s) or no less than 10% in par value of the Company’s issued shares. The Company’s Amended and Restated Memorandum and Articles of Association provide that any request for a meeting made by shareholders must state the object(s) of the meeting and must be signed by the shareholder(s) requesting the meeting and deposited at the Company’s registered office.’

The Company’s Amended and Restated Memorandum and Articles of Association provide that a person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the shareholders entitled to receive notice of and to attend and vote at general meetings shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

Quorum

The Company’s Amended and Restated Memorandum and Articles of Association provide that no business shall be transacted at any general meeting of shareholders of the Company unless a quorum is present. The Company’s Amended and Restated Memorandum and Articles of Association provide that two shareholders being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum unless the Company has only one shareholder entitled to vote at such general meeting in which case the quorum shall be that one Member present in person or by proxy or (in the case of a corporation or other non-natural person) by its duly authorized representative or proxy.

Approval of Mergers, Consolidations and Acquisitions

The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company shall, with the approval of a Special Resolution, have the power to merge or consolidate with one or more constituent companies (as defined in the Companies Act), upon such terms as the Board of Directors may determine.

Access to Corporate Records

The Board of Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of shareholders of the Company and no shareholder (who is not a director) shall have any right of inspecting any account or book or document of the Company except as conferred by Companies Act or authorized by the Board of Directors or by the Company at a general meeting.

Modification of Class Rights

The Company’s Amended and Restated Memorandum and Articles of Association provide that if at any time the share capital of the Company is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued shares of that class where such variation is considered by the Board of Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Registration Rights

For a discussion of registration rights we have granted to our existing shareholders, please see Item 7 “Major Shareholders and Related Party Transactions—Related Party Transactions”

Changes in Capital

Our Amended and Restated Memorandum and Articles of Association provide that the Company may by Ordinary Resolution:

(a)        increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)        consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c)        convert all or any of its paid-up shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)        by subdivision of its existing shares or any of them divide the whole or any part of its share capital into shares of smaller amount than is fixed by the Memorandum or into shares without par value; and

(e)        cancel any shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Our Amended and Restated Memorandum and Articles of Association provide that, subject to the provisions of the Companies Act and the provisions of our Amended and Restated Memorandum and Articles of Association regarding the matters to be dealt with by Ordinary Resolution, the Company may by Special Resolution:

(a)        change its name;

(b)    alter or add to its Articles of Association;

(c)        alter or add to its Memorandum of Association with respect to any objects, powers or other matters specified therein; and

(d)        reduce its share capital or any capital redemption reserve fund.

C.  Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” Item 7B “Major Shareholders and Related Party Transactions - Related Party Transactions” or elsewhere in this Annual Report

D.  Exchange controls

The principal regulations governing foreign currency exchange in the PRC are the Foreign Exchange Administration Regulations promulgated by the State Council, as amended on August 5, 2008, or the Foreign Exchange Regulations. Under the Foreign Exchange Regulations, the RMB is freely convertible for current account items, as long as true and lawful transaction basis is provided, but not for capital account items, such as capital transfer, direct investments, loans, repatriation of investments, investments in securities and derivatives outside of the PRC, unless the prior approval of the State Administration of Foreign Exchange, or the SAFE, is obtained and prior registration with the SAFE is made.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our securities. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.

Cayman Islands Taxation

The government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders. The Cayman Islands are not party to any double taxation treaties that are applicable to payments made to or by us.

No Cayman Islands stamp duty will be payable by you in respect of the issue or transfer of shares. However, an instrument transferring title to a share, if brought to or executed in the Cayman Islands, would be subject to Cayman Islands stamp duty.

We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, being 10 March 2015, that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations, of the Company or (ii) by way of the withholding in whole or in part of a payment of a dividend or other distribution of income or capital by the Company to its shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

· an individual citizen or resident of the United States;

· a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

· an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

· a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of our ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of our ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

▪	financial institutions or financial services entities;

▪	broker-dealers;

▪	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

▪	tax-exempt entities;

▪	governments or agencies or instrumentalities thereof;

▪	insurance companies;

· regulated investment companies;

▪	real estate investment trusts;

▪	certain expatriates or former long-term residents of the United States;

▪	persons that actually or constructively own 5% or more of our voting shares;

▪	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

▪	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

▪	persons whose functional currency is not the U.S. dollar;

▪	controlled foreign corporations; or

▪	passive foreign investment companies.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of our ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) in respect of our ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of such ordinary shares will be in U.S. dollars. In addition, this discussion assumes that we will be treated as a foreign corporation for U.S. federal income tax purposes.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

THIS DISCUSSION IS ONLY A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES. IT IS NOT TAX ADVICE. EACH HOLDER OF OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR IN RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on our ordinary shares. A cash distribution on such ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in our ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “ — Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the Nasdaq Capital Market. Although our ordinary shares are currently listed on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid in respect to our ordinary shares.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of our ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

Based on the composition (and estimated values) of the assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2016, we believe that we may be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes in respect to:

· any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

· any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

▪	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

▪	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

▪	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election in respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its shares by the amount of gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election in respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) our ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above in respect to its ordinary shares as long as such shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income for each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) its ordinary shares and for which we are determined to be a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including the Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although our ordinary shares are currently listed on the Nasdaq Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our ordinary shares.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of our ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election in respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available in respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to our ordinary shares under their particular circumstances.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from, the sale or other taxable disposition of, our ordinary shares, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the QEF rules discussed above under “— Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our ordinary shares.

Non-U.S. Holders

Cash dividends paid to a Non-U.S. Holder in respect to our ordinary shares generally will not be subject to U.S. federal income tax unless such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other taxable disposition of our ordinary shares unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale or other disposition and certain other conditions are met (in which case, such gain from U.S. sources generally is subject to U.S. federal income tax at a 30% rate or a lower applicable tax treaty rate).

Cash dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains or maintained in the United States) generally will be subject to regular U.S. federal income tax at the same regular U.S. federal income tax rates as applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to cash distributions made on our ordinary shares within the United States to a U.S. Holder (other than an exempt recipient) and to the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient) to or through a U.S. office of a broker. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its ordinary shares and adjustments to that tax basis and whether any gain or loss with respect to such ordinary shares is long-term or short-term also may be required to be reported to the IRS, and certain holders may be required to file an IRS Form 8938 (Statement of Specified Foreign Financial Assets) to report their interest in our ordinary shares.

Moreover, backup withholding of U.S. federal income tax at a rate of 28%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

▪	is notified by the IRS that backup withholding is required; or

▪	in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H.  Documents on display

You may inspect our securities filings, including this Annual Report and the exhibits and schedules thereto, without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the Annual Report from the Public Reference Section of the SEC, 100 F Street, NE, Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect the Annual Report on this website.

A copy of each document (or a translation thereof to the extent not in English) concerning our company that is referred to in this Annual Report is available for public view (subject to confidential treatment of certain agreements pursuant to applicable law) at our principal executive offices at 7 Times Square, 37th Floor, New York, NY 10036.

I.  Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. We have not used derivative financial instruments in our investment portfolio. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

Credit Risk

We hold our cash and bank deposits at Chinese financial institutions located inside the PRC with high credit ratings and good reputations and international financial institutions located outside the PRC with high credit ratings from internationally-recognized rating agencies and well-acknowledged in the worldwide. We manage our credit risks by diversity of deposit banks and strict consideration in selection of these institutions by taking into account, among others, their reputation, stability, ratings and reported cash reserve.

Additionally, Chinese financial institutions are subject to a series of risk control regulation and PRC laws, which protect the third-party depositors’ rights over and interests in their depository capital. The PRC bank regulatory authorities are empowered to take over the operation and management when any PRC bank faces a material credit crisis.

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

A majority of our revenues and costs are denominated in RMB. At the Cayman Islands holding company level, we may receive dividends and other fees paid to us by our subsidiary and consolidated affiliated entities in China. Any significant revaluation of RMB may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ordinary shares in U.S. dollars. For example, an appreciation of RMB against the U.S. dollar would make any new RMB denominated investments or expenditures more costly to us, to the extent that we need to convert U.S. dollars into RMB for such purposes. Conversely, a significant depreciation of the RMB against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ordinary shares.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a negative effect on your investment.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On September 2, 2014, we consummated our initial public offering of 4,000,000 units (“Units”). Each unit consisted of one ordinary share, and one right, each to automatically receive one-tenth of one ordinary share upon consummation of a business combination. The units were sold at an offering price of $10.00 per unit, generating gross proceeds of $40,000,000. Cantor Fitzgerald & Co. acted as the managing underwriter of the initial public offering. The securities in the offering were registered under the Securities Act of 1933 on a registration statement on Form S-1 (No. 333- 197515). The Securities and Exchange Commission declared the registration statement effective on August 26, 2014.

Simultaneous with the consummation of the initial public offering, we consummated the Private Placement of 210,000 Private Units at a price of $10.00 per Private Unit, generating total proceeds of $2,100,000, purchased by Best Apex Limited, an affiliate of Jianming Hao, our Chief Executive Officer. These issuances were made pursuant to the exemption from registration contained in Section 4(2) of the Securities Act. The Private Units are identical to the Units sold in the Offering. However, the holders of the Private Units have agreed (A) to vote their private shares in favor of any proposed business combination, (B) not to propose, or vote in favor of, an amendment to the Company’s amended and restated certificate of incorporation with respect to the Company’s pre-business combination activities prior to the consummation of such a business combination, (C) not to convert any private shares into the right to receive cash from the trust account in connection with a stockholder vote to approve our proposed initial business combination or a vote to amend the provisions of our amended and restated certificate of incorporation relating to stockholders’ rights or pre-business combination activity and (D) that such private shares shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. Additionally, the purchasers have agreed not to transfer, assign or sell any of the Private Units (except to certain permitted transferees) until the completion of our initial business combination.

Also on September 23, 2014, Cantor Fitzgerald & Co. notified us that it exercised its over-allotment option to the extent of 801,000 Units. On September 24, 2014, we consummated the closing of this portion of the over-allotment option. The units sold pursuant to the over-allotment option were sold at an offering price of $10.00 per Unit, generating gross proceeds of $801,000, all of which was placed in trust, for a total of $40,801,000 placed in trust, or $10.00 per share sold in the initial public offering.

We paid a total of $1,200,000 in underwriting discounts and commissions and approximately$466,000 for other costs and expenses related to our formation and the offering.

For a description of the use of the proceeds generated in our initial public offering, see Item 4.A of this Annual Report on Form 20-F.

ITEM 15.     CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as of the end of the June 30, 2016. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of June 30, 2016 were effective and that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b)-(c) Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

(d) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.     [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Guo Chen, a member of our audit committeeis an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under NASDAQ Listing Rules.

ITEM 16B.  CODE OF ETHICS.

We have adopted a Code of Business Conduct and Ethics that applies to all of our subsidiaries and to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, or other persons performing similar functions, which complies with the “code of ethics” contemplated by Item 16B of Form 20-F promulgated by the U.S. Securities and Exchange Commission. A copy of our Code of Business Conduct and Ethics is available on our website at www.winsholdings.com. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the U.S. Securities and Exchange Commission. Under Item 16B of the U.S. Securities and Exchange Commission’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer or controller and relates to standards promoting any of the values described in Item 16B(b) of Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to us and to WFG for professional services rendered for the fiscal years ended June 30, 2016 and 2015 by Marcum Bernstein &Pinchuk LLP.

	2016	2015
Audit Fees(1)	$277,029	233,598
Audit-Related Fees(2)	$-	-
Tax Fees(3)	$-	-
Total	$277,029	233,598

(1)	The audit fees for the years ended June 30, 2016 and 2015 were for aggregate fees billed for professional services rendered by our independent registered public accounting firm for the integrated audit and the review of our comparative interim financial information.
(2)	There were no audit-related fees for the year ended June 30, 2016 and 2015.
(3)	There were no tax fees for the years ended June 30, 2016 and 2015.

The business address of Marcum Bernstein &Pinchuk LLP is Unit 2419-2422, South Office Tower, Kerry Center, #1 GuangHua Road, Chaoyang District, Beijing 100020, China.

The following table represents aggregate fees billed to Sino for professional services rendered for the fiscal years ended December 31, 2014 and 2015 by Marcum LLP.

65

	2015	2014
Audit Fees(4)	$10,000	47,765
Audit-Related Fees(5)	$-	-
Tax Fees(6)	$-	-
Total	$10,000	47,765

(4)	The audit fees for the fiscal year ended December 31, 2014 werefor services rendered in connection with Sino’s Annual Report on Form 10-K for the year ended December 31, 2014. The audit fees for the fiscal year ended December 31, 2015 were for services rendered in connection with Sino’s Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2014 and September 30, 2014 and Sino’s Business Combination, including the review of Sino’s Registration Statement on Form S-4 and amendments thereto and consents.
(5)	There were no Audit-related fees for the years ended December 31, 2014 and 2015.
(6)	There were no tax fees for the years ended December 31, 2014 and 2015.

The following table represents aggregate fees billed to Sino for professional services rendered for the fiscal years ended December 31, 2014 and 2015 by KPMG LLP.

	2015	2014
Audit Fees(7)	$50,000	27,500
Audit-Related Fees(8)	$-	-
Tax Fees(9)	$-	-
Total	$50,000	27,500

(7)	The audit fees for the fiscal year ended December 31, 2014 were for services rendered in connection with the audit of Sino’s balance sheet as of September 2, 2014.
(8)	There were no Audit-related fees for the years ended December 31, 2014 and 2015.
(9)	There were no tax fees for the years ended December 31, 2014 and 2015.

Audit Committee Pre-Approval

Our Audit Committee pre-approves all auditing services and permitted non-audit services to be performed for us by our independent auditor, including the fees and terms thereof (subject to the de minimums exceptions for non-audit services described in Section 10A(i)(l)(B) of the Exchange Act that are approved by our Audit Committee prior to the completion of the audit). All of the services described above were approved by our Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X promulgated by the SEC.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On June 28, 2016, the Company, repurchased in privately negotiated transactions 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180 or $11.80 per share and 1,480,000 shares from Bluesky LLC for $17,464,000 or $11.80 per share. Bluesky LLC is a limited liability company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao. Of the amounts payable to Bluesky, $17 million was paid and we expect to pay the remaining $464,000 no later than June 30, 2017. The Company intends to cancel the repurchased shares.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

From June 30, 2014 to January 9, 2015, KPMG LLP served as Sino’s independent registered public accounting firm. Effective January 9, 2015, Sino dismissed KPMG LLP ("KPMG") as its independent registered public accountants and engaged Marcum LLP ("Marcum") as its new independent registered public accountants. The decision was approved by Sino’s audit committee.

KPMG never issued an audit report of Sino’s financial statements. However, KPMG was engaged to audit the balance sheet of Sino as of September 2, 2014. KPMG’s report on the balance sheet of Sino as of September 2, 2014 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the period of KPMG’s engagement from June 30, 2014 through January 9, 2015, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the subject matter of the disagreements in connection with its report.

During the period of KPMG’s engagement from June 30, 2014 through January 9, 2015, there were no “reportable events” (as described in paragraph 304(a)(1)(v) of Regulation S-K).

During the period of KPMG’s engagement from June 30, 2014 through January 9, 2015, the date Sino engaged Marcum, Sino did not consult with Marcum regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Sino’s financial statements; or (ii) any matter that was either the subject of a disagreement or reportable event identified in paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

Marcum served as the independent registered public accounting firm for Sino (and its subsidiaries, including the Company) from January 9, 2015 through the closing of the Business Combination. Marcum Bernstein &Pinchuk LLP (“MBP”) served as the independent registered public accounting firm for WFG. Upon the closing of the Business Combination, MBP became the independent registered public accounting firm for the Company. The decision to engage MBP following the Business Combination was made by the audit committee of the Company because the historical financial statements of WFG became the historical financial statements of the Company after the closing.

Marcum’s report on Sino’s financial statements at December 31, 2014 and for the period from inception (March 28, 2014) to December 31, 2014 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles. During the period of Marcum’s engagement by Sino, and the subsequent interim period preceding Marcum’s dismissal, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to the satisfaction of Marcum, would have caused it to make a reference to the subject matter of the disagreement(s) in connection with its reports covering such periods. In addition, no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, occurred within the period of Marcum’s engagement and the subsequent interim period preceding Marcum’s dismissal.

During the period from March 28, 2014 (Sino’s inception) through December 31, 2014 and the subsequent interim period preceding the engagement of MBP, Sino did not consult MBP regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on Sino’s financial statements, and either a written report was provided to the Company or oral advice was provided that MBP concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or a “reportable event” (as described in paragraph 304(a)(1)(v) of Regulation S-K).

ITEM 16G.  CORPORATE GOVERNANCE.

Except as stated above, we currently intend to comply with the rules generally applicable to U.S. domestic companies listed on NASDAQ. We may in the future decide to use the foreign private issuer exemption with respect to some or all of the other NASDAQ corporate governance rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on NASDAQ, may provide less protection than is accorded to investors under NASDAQ listing requirements applicable to domestic issuers. For more information, see Item 3D “Key Information - Risk Factors —As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable NASDAQ requirements, which may result in less protection than is accorded to investors under rules applicable to domestic U.S. issuers.”

ITEM 16H.  MINE SAFETY DISCLOSURE.

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F-24, as set forth in the following index, are hereby incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

F–1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee of the

Board of Directors and Shareholders

Of Wins Finance Holdings Inc.

We have audited the accompanying consolidated balance sheets of Wins Finance Holdings Inc. (the “Company”) as of June 30, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company, as of as of June 30, 2016 and 2015, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Marcum Bernstein & Pinchuk LLP

New York, New York

September 27, 2016

F–2

WINS FINANCE HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

	June 30, 2016	June 30, 2015

ASSETS
Cash	$47,163,965	$9,883,091
Restricted cash	27,962,846	28,494,217
Short-term investment	149,841,838	184,160,555
Guarantee paid on behalf of guarantee service customers	2,039,684	633,313
Interest receivable	1,021,306	247,912
Net investment in direct financing leases	74,705,647	25,829,055
Deferred tax assets, net	428,524	414,479
Property and equipment, net	854,719	915,416
Other assets	608,751	427,386
TOTAL ASSETS	$304,627,280	$251,005,424

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business	$43,308,617	$511,825
Interest payable	208,947	49,719
Income tax payable	2,510,847	3,067,757
Unearned income from financial guarantee services	423,801	3,659,062
Other liabilities	10,099,055	4,067,343
Due to related party	464,000	-
Allowance on financial guarantee services	3,079,684	1,261,868
Deferred income tax liability	477,398	1,123,742
Total Liabilities	60,572,349	13,741,316

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 20,041,647 and 16,800,000 shares issued and outstanding at June 30, 2016 and 2015, respectively)	2,004	1,680
Additional paid-in capital	213,400,296	199,365,902
Statutory reserve	2,364,245	325
Retained earnings	43,244,044	33,490,567
Accumulated other comprehensive (loss)/income	(14,955,658)	4,405,634
Total Stockholders’ Equity	244,054,931	237,264,108
TOTAL LIABILITIES AND EQUITY	$304,627,280	$251,005,424

See notes to the consolidated financial statements.

F–3

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE (LOSS)/INCOME

	FOR THE YEARS ENDED
	June 30, 2016	June 30, 2015
Guarantee service income
Commissions and fees on financial guarantee services	$6,193,225	$7,860,629
(Provision)/reversal of provision on financial guarantee services	(2,907,999)	576,456
Commission and fees on guarantee services, net	3,285,226	8,437,085

Direct financing lease income
Direct financing lease interest income	3,164,317	3,547,273
Interest expense for direct financing lease	(746,615)	(454,002)
Provision for lease payment receivable	(597,444)	(70,467)
Net direct financing lease interest income after provision for receivables	1,820,258	3,022,804

Financial advisory and lease agency income	402,800	3,386,586
Net revenue	5,508,284	14,846,475

Non-interest income
Interest on short-term investment	13,958,540	16,657,246
Total non-interest income	13,958,540	16,657,246

Non-interest expense
Business taxes and surcharge	(167,867)	(200,223)
Salaries and employees surcharge	(1,524,720)	(424,872)
Rental expenses	(271,357)	(190,239)
Other operating expenses	(4,621,038)	(1,468,741)
Total non-interest expense	(6,584,982)	(2,284,075)

Income before taxes	12,881,842	29,219,646

Income tax expense	(1,387,373)	(3,662,488)
Deferred tax benefit	622,928	515,495
NET INCOME	12,117,397	26,072,653

Other comprehensive income
Foreign currency translation adjustment	(19,361,292)	1,757,840
COMPREHENSIVE (LOSS) INCOME	$(7,243,895)	$27,830,493

Weighted-average ordinary shares outstanding – basic and diluted	20,012,356	16,800,000
Earnings per share – Basic and diluted	$0.61	$1.55

See notes to the consolidated financial statements

F–4

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

	Common Stock			Accumulated other Comprehensive	Statutory	Retained Earnings	Total Owner’s
	Shares	Amount	Additional Paid-in Capital	(Loss)/Income	Reserve	/(Deficits)	Equity
Balance as of June 30, 2014	16,800,000	1,680	199,365,902	2,647,794	325	7,417,914	209,433,615
Net income	-	-	-	-	-	26,072,653	26,072,653
Foreign currency translation adjustment	-	-	-	1,757,840	-	-	1,757,840
Balance as of June 30, 2015	16,800,000	1,680	199,365,902	4,405,634	325	33,490,567	$237,264,108
Shares issued in reverse acquisition	4,726,747	473	29,668,692	-	-	-	29,669,165
Share repurchase	(1,485,100)	(149)	(17,524,031)	-	-	-	(17,524,180)
Share based compensation	-	-	1,889,733	-	-	-	1,889,733
Statutory Reserve	-	-		-	2,363,920	-	2,363,920
Net income	-	-	-		-	9,753,477	9,753,477
Foreign currency translation adjustment	-	-		(19,361,292)	-	-	(19,361,292)
Balance as of June 30, 2016	20,041,647	$2,004	$213,400,296	$(14,955,658)	$2,364,245	$43,244,044	$244,054,931

See notes to the consolidated financial statements.

F–5

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended
	June 30,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$12,117,397	$26,072,653
Adjustments to reconcile net income to net cash (used in)/provided by operating activities:
Depreciation	411,635	257,464
Share-based compensation	1,889,733	-
Interest expense for convertible debt	113,644	-
Loss on sale of property, plant and equipment	-	4,706
Provision for lease payment receivables	597,444	70,467
Deferred tax assets benefit	(622,928)	(515,495)
Reversal of/(provision for) guarantee	2,907,999	(576,456)
Changes in assets and liabilities:
Net investment in direct financing leases	(53,059,622)	(2,594,907)
Commission receivable	-	5,538,846
Guarantee paid on behalf of guarantee service customers	(2,432,997)	(109,809)
Interest receivable	(783,680)	1,247,794
Other assets	(330,841)	2,657,313
Lease receivables in lease agency transactions	-	475,764
Lease payables in lease agency transactions	-	(466,938)
Interest payable	168,109	49,492
Income tax payable	(324,831)	2,613,867
Unearned income	(3,036,771)	(3,946,241)
Other liabilities	6,773,728	402,089
Net Cash (Used in)/Provided by Operating Activities	(35,611,981)	31,180,609

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(23,873,645)	(183,299,389)
Proceeds from maturities of short-term investments	44,287,804	143,380,854
Deposit paid to banks for financial guarantee services	(28,814,613)	(28,360,974)
Deposit released from banks for financial guarantee services	27,049,045	16,271,836
Purchase of property, plant and equipment	(418,999)	(251,832)
Loan repaid by owners	-	47,619,902
Loan lent to owners	-	(21,568,398)
Net Cash Provided by/(Used in) Investing Activities	18,229,592	(26,208,001)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital paid in by owners	29,669,019	-
Proceeds from bank loans	44,141,961	(102,103)
Proceeds of convertible debt	8,500,000	-
Repayment of convertible debt	(8,613,644)	-
Repayment of share repurchase	(17,060,180)	-
Proceeds from short term loans	-	25,580,448
Repayment of short term loans	-	(25,580,448)
Loan repaid to owners	-	(420,316)
Loan borrowed from owners	-	40,733
Net Cash Provided by/(Used in) Financing Activities	56,637,156	(481,686)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH	(1,973,893)	62,715

NET INCREASEIN IN CASH	37,280,874	4,553,637
Cash and cash equivalent at beginning of year	9,883,091	5,329,454
Cash and cash equivalent at end of year	$47,163,965	$9,883,091

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$1,535,840	$1,049,197
Cash paid for interest expense	$606,322	$404,516

See notes to the consolidated financial statements.

F–6

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying consolidated financial statements include the financial statements of Wins Finance Holdings Inc. (“Wins Finance”) and its subsidiaries, Wins Holdings LLC(“WHL”),Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Tianjin Jinshang Jiaming Financial Leasing Co. Ltd. (“Tianjin Jiaming”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture) and Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”). Wins Finance and its subsidiaries are collectively referred to as the "Company".

WFG was incorporated under the laws of British Virgin Islands on July 27, 2014 and was initially owned 100% by Mr. Wang Hong. On October 23, 2014, WFG acquired a wholly-owned subsidiary, Full Shine, which is a shell Company incorporated in the laws of the Hong Kong Special Administrative Region (the “HKSAR” or “Hong Kong”), for $1.

On December 2, 2014, WFG, through Full Shine, acquired 100% of the equity capital of Jinshang Leasing, a PRC Company, by means of a share exchange (the “Jinshang Leasing Share Exchange”) pursuant to which WFG issued 30,000,000 ordinary shares to a personal holding Company owned by Mr. Wang Hong in exchange for Mr. Wang Hong’s transferring 100% of the equity capital of Jinshang Leasing to Full Shine.

The share exchange among WFG, Full Shine and Mr. Wang Hong is considered in substance to be a capital transaction, rather than a business combination transaction, because prior to the share exchange WFG and Full Shine did not have any operations, had an immaterial amount of assets, and were controlled by the same owner as Jinshang Leasing. WFG’s financial statements as of and for the year ended June 30, 2015 consolidate WFG, Full Shine, Jinshang Leasing, and Jinshang Leasing’s direct and indirect wholly-owned PRC subsidiaries Jinchen Agriculture, Dongsheng Guarantee and Tianjin Jiaming. Following the completion of the capital transaction, WFG conducted business operations primarily through Jinshang Leasing and Dongsheng Guarantee.

Jinshang Leasing was incorporated on May 18, 2009 in Beijing, the People’s Republic of China (the “PRC”) under the laws of PRC and engages primarily in providing financing lease services to small and medium-sized companies and related financing consulting services in the PRC.

Tianjin Jiaming was incorporated on April 23, 2014 as a wholly-owned subsidiary of Jinshang Leasing. Tianjin Jiaming did not conduct any business activities from its inception through September 30, 2015.

Jinchen Agriculture was incorporated on February 29, 2012 in Jinzhong City. Shangxi Province, PRC under the laws of PRC. Jinchen Agriculture did not conduct any business activities from its inception through September 30, 2015.

Dongsheng Guarantee was incorporated on February 22, 2006 in Jinzhong City, Shangxi Province, PRC under the laws of PRC and is mainly engaged in providing credit guarantees to small and medium-sized companies and related consulting finance services in the PRC.

On October 26, 2015, Wins Finance consummated the transactions contemplated by the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of April 24, 2015 and amended on May 5, 2015, by and among Wins Finance, Sino Mercury Acquisition Corp. (“Sino”), WFG and the shareholders of WFG (the “WFG Shareholders”).

Upon the closing of the transactions contemplated by the Merger Agreement (the “Closing”), (i) Sino merged with and into Wins Finance with Wins Finance surviving the merger (the “Merger”) and (ii) the WFG Shareholders exchanged 100% of the ordinary shares of WFG for cash and ordinary shares of Wins Finance (the “Share Exchange” together with the Merger, the “Transactions”).

WFG is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province and Beijing, China. WFG’s goal is to assist Chinese small & medium enterprises, including microenterprises, which have limited access to financing, in improving their overall fund-raising capability and enable them to obtain funding for business development.

As a result of the Transactions, the former members of WFG own approximately 78.0% of the stock of Wins Finance and the former stockholders of Sino own the remaining 22.0%.

The Transactions are accounted for as a “reverse merger” and recapitalization at the date of the consummation of the Transactions since the former members of WFG owned a majority of common stock of the Company and WFG’s operations will be the operations of Sino following the Transactions. Accordingly, WFG is deemed to be the accounting acquirer in the Transactions and, consequently, the Transactions are treated as a recapitalization of WFG. As a result, the assets and liabilities and the historical operations that will be reflected in the Sino’s financial statements after consummation of the Transactions will be those of WFG and will be recorded at the historical cost basis of WFG. Sino’s assets, liabilities and results of operations will be consolidated with the assets, liabilities and results of operations of WFG upon consummation of the Transactions. As such, WFG is the continuing entity for financial reporting purpose. SEC Manual requires that in a reverse acquisition of historical shareholder’s equity of the accounting acquirer prior to the merger is retroactively reclassified (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any difference in par value of the registrant’s and the accounting acquirer’s stock by an offset in paid-in-capital. Therefore, the financial statements have been prepared as if WFG had always been the reporting company and then on the share exchange date, had changed its name and reorganized its capital stock.

F–7

WHL was incorporated on November 10, 2015 in New York and was disposed on June 30, 2016. WHL did not conduct any business activities from its inception.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation and principle of consolidation

The consolidated financial statements of Wins Finance and its subsidiaries are prepared and presented in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

The consolidated financial statements include the financial statements of Wins Finance, its subsidiaries, including the wholly-foreign owned enterprises ("WFOEs") in the PRC.

A subsidiary is an entity in which Wins Finance (i) directly or indirectly controls more than 50% of the voting power; or (ii) has the power to appoint or remove the majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

All significant inter-Company transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates using information then currently available. Changes in facts and circumstances may cause Wins Finance to revise its estimates. Material estimates that are particularly susceptible to significant change in the near-term include the determination of the allowances for doubtful accounts receivable and for guarantee losses.

Significant accounting estimates reflected in the financial statements include: (i) the allowance for doubtful receivables; (ii) estimates of losses on unexpired contracts and financial guarantee service contracts; (iii) accrual of estimated liabilities; (iv) useful lives of long-lived assets; (v) impairment of long-lived assets; (vi) valuation allowance for deferred tax assets; and (vii) contingencies.

(c) Operating segments

ASC 280, Segment Reporting, requires companies to report financial and descriptive information about their reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets. All of the Company’s activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others.

The Company’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for both the financing lease business and the guarantee business. The Company’s net revenues are all generated from customers in the PRC. Hence, The Company operates and manages its business within one reportable segment, which is to provide financial services in the PRC domestic market. For the year ended June 30, 2016, there was no customer that accounted for more than 10% of the Company’s revenue. For the year ended June 30, 2015, there were three customers that accounted for more than 10% of the Companies’ revenue.

As of June 30, 2016, one customer accounted for 10.5% of the aggregate balances of loans guaranteed by Dongsheng Guarantee. As of June 30, 2015, two customers accounted for both 11.4% of such aggregate balances.

(d) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and all highly liquid investments with original maturities of three months or less that are unrestricted as to withdrawal and use.

(e) Restricted Cash

Restricted cash represents cash pledged to banks by Wins Finance’s subsidiary Dongsheng Guarantee, as guarantor for guarantee business customers. The banks providing loans to the Company’s guarantee service customers generally require Dongsheng Guarantee, as the guarantor of the loans, to pledge a cash deposit of 10% to 20% of the guaranteed amount to an escrow account that is restricted from use. The deposit is released after the guaranteed bank loan is paid off and Dongsheng Guarantee’s guarantee obligations expire, which is usually within 12 months from the time the loan and guarantee are initiated.

F–8

(f) Short-term investments

Investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year to five years that could be redeemed or are transferrable at any time are classified as short-term investments under the cost method. The Company’s asset management products are managed by banks and financial institutions and invested in fixed-income financial products that are permitted by the China Securities Regulatory Commission (“SRC”), such as government bonds, corporate bonds and central bank notes. The investment portfolios of these products are not disclosed to the Company by the banks or financial institutions. If the banks and financial institutions are required to redeem these investments, they will redeem them at a price equal to the outstanding principal plus accrued and unpaid interest. The Company carries these cost method investments at cost and only adjusts for other-than-temporary impairments and distributions of earnings. Management regularly evaluates the impairment of theses cost method investments at the individual security level. If the fair value of an investment is less than its amortized cost basis at the balance sheet date of the report period for which impairment is being assessed, management will determine whether the decline in fair value is temporary or permanent. If the decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as the new cost basis, and the amount of the write-down is included in current earnings. There is no impairment noted for either of the reporting periods presented herein.

Interest income from short-term investments is recognized when the Company’s right to receive payment is established. Accrued but unpaid interest income is recorded as interest receivable in the accompanying unaudited consolidated balance sheets.

(g) Financial guarantee service contracts

The Company’s financial guarantee service contracts protect lenders by providing Dongsheng Guarantee’s agreement to pay an obligor’s obligations to a holder of the debt if the obligor fails to pay the obligations when they become due.

The contract amounts reflect the extent of involvement the Company has in the guarantee transaction and also represents Dongsheng Guarantee’s maximum exposure to credit loss. Under PRC regulations, the maximum amount Dongsheng Guarantee may provide to its financial guarantee customers is 10 times its net assets. As of June 30, 2016, the net assets of Dongsheng Guarantee were $195 million.

Dongsheng Guarantee is a party to off-balance-sheet financial instruments in the normal course of business to meet the financing needs of its customers. Financial instruments whose contract amounts represent credit risk are as follows:

	June 30, 2016	June 30, 2015

Guarantee	$86,289,058	$126,186,812

(h) Guarantee paid on behalf of guarantee service customers

As guarantor of guarantee service customers’ loans from banks and financial institutions, Dongsheng Guarantee is obligated to repay to the banks or financial institutions for the unpaid principal and accrued interest of the loans when customers default on their loans. Repayments on behalf of guarantee service customers are recorded as guarantees paid on behalf of guarantee service customers in the Company’s consolidated balance sheets. As of June 30, 2016 and June 30, 2015, uncollected guarantees paid on behalf of guarantee service customers from guarantee service customers on whose behalf Dongsheng Guarantee had repaid the loans were $2,039,684 and $633,313, respectively.

(i) Provision for guarantee losses

A provision for possible losses to be absorbed by Dongsheng Guarantee for financial guarantees it provides is recorded as an accrued liability when the guarantees are made and recorded as “Allowance on financial guarantee services” in the consolidated balance sheets. This accrued liability represents probable losses and is increased or decreased by accruing a “Provision/(reversal of provision) on financial guarantee services” against commission and fee income from guarantee services throughout the terms of the guarantees as necessary when additional relevant information becomes available.

The methodology used to estimate the liability for possible guarantee losses considers the guarantee contract amounts and a variety of factors, which include, depending on the counterparty, the latest financial position and performance of the borrowers, actual defaults, estimated future defaults, historical loss experience, estimated value of collateral or guarantees the costumers or third parties offered, and other economic conditions, such as economic trends in the area and the country. The estimates are based upon information available at the time the estimates are made. It is possible that prior experience and default history of the borrowers are not indicative of future losses on guarantees made. Any increase or decrease in the provision would affect the Company’s consolidated income statements in future years.

Dongsheng Guarantee provides “Specific Allowance” for the financial guarantee services if any specific collectability risk is identified, and a “General Allowance”, based on total guarantee contract amount of those transactions with no specific risk identified, to be used to cover unidentified probable loss. Dongsheng Guarantee performs periodic and systematic detailed reviews to identify credit risks and to assess the overall collectability, and may adjust its estimates on allowance when new circumstances arise.

F–9

Dongsheng Guarantee made reversals of its guarantee in the amount of $355,313 and $576,456 for the years ended June 30, 2016 and 2015, respectively. Dongsheng Guarantee made Specific Allowance of $3,263,312 and nil for the years ended June 30, 2016 and 2015 respectively. $932,375 and nil were written-off during the years ended June 30, 2016 and 2015, respectively.

(j) Net investment in direct financing leases

Lease contracts that Jinshang Leasing enters with financing lease customers transfer substantially all the rewards and risks of ownership of the leased assets, other than legal title, to the customers. These financing lease contracts are accounted for as direct financing leases in accordance with ASC 840-10-25 and ASC 840-40-25. At the inception of a transaction, the cost of the leased property is capitalized at the present value of the minimum lease payment receivables and the unguaranteed residual value of the property at the end of the lease. The difference between the sum of (i) the minimum lease payment receivables and the unguaranteed residual value and (ii) the cost of the leased property is recognized as unearned income. Unearned income is recognized over the period of the lease using the effective interest rate method.

Net investment in direct financing leases is recorded at net realizable value consisting of minimum lease payments to be received less allowance for uncollectible, as needed, and less the unearned income. The allowance for lease payment receivable losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on Jinshang Leasing’s loss history, known and inherent risks in the transactions, adverse situations that may affect the lessee’s ability to repay, the estimated value of any underlying asset, current economic conditions and other relevant factors. This evaluation is inherently subjective, as it requires material estimates that may be susceptible to significant revision as more information becomes available. While management uses the best information available upon which to base estimates, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used for the purposes of analysis.

Jinshang Leasing provides “Specific Allowance” for the lease payment receivable of lease transactions if any specific collectability risk is identified, and a “General Allowance”, based on total minimum lease payment receivable balance of those transactions with no specific risk identified, to be used to cover unidentified probable loss. Jinshang Leasing performs periodic and systematic detailed reviews to identify credit risks and to assess the overall collectability, and may adjust its estimates on allowance when new circumstances arise.

The General Allowance Jinshang Leasing provided as of June 30, 2016 and 2015 were $858,362 and $302,401, respectively; and Specific Allowance were both nil. Jinshang Leasing made $597,444 and $70,467 provision for General Allowance during the year ended June 30, 2016 and 2015, respectively. Nil and $1,011,999 were written off against Specific Allowance during the year ended June 30, 2016 and 2015, respectively.

(k) Revenue recognition

Revenue is recognized when there are probable economic benefits to the Company and when the revenue can be measured reliably, on the following:

Commission income and evaluation income on guarantee service

Commission income on guarantee services is recognized when guarantee contracts have been made whereby the related guarantee obligations have been accepted, the economic benefits associated with the guarantee contracts will probably be realized, and the amount of revenue associated with the guarantee contracts can be measured reliably. Commission income is determined based on the total fees provided for in the guarantee contracts, is recorded in full at inception as unearned income and is recognized as commission income in the income statement over the period of the guarantee using the straight-line method. The agreed commission is generally 2% to 6% of the guaranteed amount for 12 months, which represents the estimated fair value of the non-contingent guarantee liability at the inception of the guarantee.

Dongsheng Guarantee charges its financial guarantee customers a one-time fee for evaluations. Dongsheng Guarantee performs as to the likelihood that customers are qualified to apply for loans from banks and other financial institutions. Evaluation income is recognized upon the completion of the evaluation.

Direct financing lease interest income

Direct financing lease interest income is recognized on an accrual basis using the effective interest method over the term of the lease by applying the rate that discounts the estimated future minimum lease payment receivables through the period of the lease to the amount of the net investment in the direct financing lease at inception.

The accrual of financing lease interest income is discontinued when a customer becomes 90 days or more past due on its lease or interest payments to Jinshang Leasing, unless WFG believes the interest is otherwise recoverable. Leases may be placed on non-accrual earlier if WFG has significant doubt about the ability of the customer to meet its lease obligations, as evidenced by consistent delinquency, deterioration in the customer’s financial condition or other relevant factors. Payments received while the lease is on non-accrual are applied to reduce the amount of the recorded value. WFG resumes accruing the interest income when WFG determines that the interest has again become recoverable, as, for example, if the customer resumes payment of the previous interest, and shows material improvement in its operating performance, financial position, and similar indicators.

F–10

Financial advisory and agency income

Jinshang Leasing and Dongsheng Guarantee provide financing solutions to customers and receive advisory fees as compensation. The advisory fees are recognized as income during the service period as the related service obligations are completed.

As a licensed finance lease Company, Jinshang Leasing acts as agent in finance lease transactions between other finance lessors and lessees, or between banks and lessees. Jinshang Leasing neither receives the benefit of receiving the lease payments nor assumes the repayment obligations in these transactions. The lease agency income and advisory fees received in these transactions are recognized as income on a net basis during the service period as the related service obligations are completed.

Jinshang Leasing acts as a financing agency between other financial leasing companies that need capital and financial institutions that are willing to provide capital. Other financial leasing companies factor to Jinshang Leasing their right to collect capital lease receivables in order to obtain capital from Jinshang Leasing, and Jinshang Leasing factors to other financial institutions its right to collect debts from these financial lease companies in order to finance a portion of the capital that Jinshang Leasing provides to other financial lease companies. All of these factoring transactions are structured with recourse rights to the assignor of the receivables. Financial agency income that Jinshang Leasing earns from factoring transactions is accrued monthly as net interest income and payments that Jinshang Leasing makes on factoring loans from financial institutions are accrued monthly as interest cost, in each case in accordance with the terms of the factoring loan contracts.

(l) Property and equipment

Plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3% to 5% salvage value. The average estimated useful lives of property and equipment are discussed in Note 7.

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the corresponding accounts and includes any gain or loss in the statements of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and improvements of equipment are capitalized.

(m) Impairment of long-lived assets

The Company applies the provisions of ASC No. 360 Sub topic 10, “Impairment or Disposal of Long-Lived Assets” (ASC 360-10) issued by the Financial Accounting Standards Board (“FASB”). ASC 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2016 and 2015.

(n) Fair value measurements

ASC Topic 825, Financial Instruments (“Topic 825”) requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Topic 825 excludes certain financial instruments and all non-financial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

F–11

As of June 30, 2016 and June 30, 2015, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank loans, loans receivable and loans payable which were carried at cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities.

(o) Foreign currency translation

The Company’s functional currency is the United States Dollar (“USD”). The functional currency of Jinshang Leasing Jinchen Agriculture and Dongsheng Guarantee is the Chinese Yuan, or Renminbi (“RMB”).

For financial reporting purposes, the financial statements of Jinshang Leasing and Dongsheng Guarantee are prepared using RMB and translated into the Company’s functional USD currency at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders' equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

	June 30, 2016	June 30, 2015
Balance sheet items, except for equity accounts	6.6312	6.1088

	For the years ended June 30,
	2016	2015
Items in the statements of income and comprehensive income, and statements of cash flows	6.4352	6.1375

(p) Interest expense

Interest expense derived from the loans providing funds for financial leasing contracts is classified as where in the statements of income.

(q) Non-interest expenses

Non-interest expenses primarily consist of salary and benefits for employees, travel cost, entertainment expense, depreciation of equipment, office rental expense, professional service fees, office supplies, and similar items.

(r) Income taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.” ASC 740 requires a Company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment of the changes.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

Under the Corporate Income Tax Law of the PRC and related regulations (collectively, (the “CIT Law”), small business credit guarantee institutions are allowed to deduct from taxable income an allowance for guarantee losses as follows:

(i)          Guarantee Compensation Reserve - up to 1% of the balance of liabilities guaranteed by the Company as of the end of each year; the Guarantee Compensation Reserve of the end of the previous year is required to be added to the current year’s taxable income.

(ii)         Unexpired Liability Reserve - up to 50% of the current year’s guarantee income; the Unexpired Liability Reserve as of the end previous year is required to be added to the current year’s taxable income

(iii)        Actual guarantee compensation losses incurred by small business credit guarantee institutions are required to be first applied as a write-off of the Guarantee Compensation Reserve, and any amount in excess of the Guarantee Compensation Reserve deductible from the current year’s taxable income.

(s) Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of operations and comprehensive income.

F–12

Accumulated other comprehensive income, as presented on the balance sheets, represents cumulative foreign currency translation adjustments.

(t) Operating leases

The Company leases its principal offices under lease agreements that qualify as operating leases. The Company records the rental under the lease agreements in operating expenses when due.

(u) Commitments and contingencies

In the normal course of business, the Company is subject to loss contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters, including, among other things, government investigations and tax matters. In accordance with ASC No. 450 Sub topic 20, “Loss Contingencies”, the Company records accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

(v) Recently issued accounting pronouncements

There were various accounting standards and updates recently issued, none of which are expected to have a material impact on the Company's financial position, operations, or cash flows.

NOTE 3. RISKS

(a) Credit risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposure arises principally in financial guarantees that are off-balance sheet financial instruments.

Credit risk is controlled by the application of credit approvals, limits on the amounts guaranteed and monitoring procedures. The Company manages credit risk through its risk control system based upon a “business circle” of core Small and Medium Enterprises (“SMEs”), which commences with the establishment of overall risk management strategies, pre-transaction due diligence and assessment, in-transaction risk evaluation, product design, determination of risk-adjusted pricing, design of counter-guarantee requirements and ongoing post-transaction monitoring. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment.

The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

(b) Liquidity risk

The Company is also exposed to liquidity risk, which is the risk that it will be unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. The Company is also exposed to liquidity risk on its short-term investments, including the risks that the banks and financial institutions that manage the Company’s short-term investments will be unable to redeem such short-term investments at a price equal to principal and accrued and unpaid interest or, in extreme circumstances, such as significant redemptions or a deterioration of liquidity in the financial markets, may be unable to redeem them at all. As a result, the Company may not have access to the capital related to such short-term investments when needed. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company may turn to other financial institutions, and historically has occasionally take loans from its shareholders to obtain short-term funding to meet liquidity shortages.

(c) Foreign currency risk

A majority of the Company’s operating activities and a significant portion of the Company’s assets and liabilities are denominated in the RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the Peoples’ Bank of China (the “PBOC”) or other authorized financial institutions at exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

(d) Concentration risk

As of June 30, 2016 and 2015, the Company held cash and restricted cash of $75,126,811 and $38,377,308, respectively, that was not insured by any governmental authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with large financial institutions in the PRC with acceptable credit ratings.

The Company’s operations are carried out in the PRC through its direct and indirect WFOEs. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. The Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

F–13

NOTE 4. RESTRICTED CASH

Restricted cash represents cash pledged to banks as guarantor deposits by Dongsheng Guarantee to its guarantee service customers, in the amounts to $23.4 and $28.1 million, respectively, as of June 30, 2016 and 2015, respectively; and cash deposited with banks for Jinshang Leasing’s bank loans for the capital lease business, in the amount of to $4.5 and $0.4 million as of June 30, 2016 and 2015, respectively. The banks providing loans to Dongsheng Guarantee’s guarantee service customers generally require Dongsheng Guarantee as the guarantor of the loans, to pledge a cash deposit usually in the range of 10% to 20% of the guaranteed amount. The deposits are released after the guaranteed bank loans are paid off and Dongsheng Guarantee’s guarantee obligation expires which is usually within 12 months.

NOTE 5. SHORT-TERM INVESTMENTS

Short-term investments as of June 30, 2016 and 2015 represented transactional mutual debt fund products that Dongsheng Guarantee, Jinshang Leasing and Tianjin Jiaming purchased from other financial institutions. The term for the investments is one year, three or five years, and Dongsheng Guarantee, Jinshang Leasing and Tianjin Jiaming were entitled to redeem or transfer the investments at any time during the term. Interest from the investments varies from 5% to 15% annually, with deduction of a management fee, and was receivable quarterly, annually or upon maturity.

The balances at June 30, 2016 and 2015, by contractual maturity, were due in one year, three or five years. Actual maturities may differ from contractual maturities because of the Company’s WFOEs’ rights to redeem.

Contractual maturity of the balances at June 30, 2016 and 2015 were as follow:

	June 30, 2016	June 30, 2015
Maturing within one year	$23,167,933	$46,654,007
Maturing within three years	13,572,204	14,732,844
Maturing within five years	113,101,701	122,773,704
Total	$149,841,838	$184,160,555

Interest income from short-term investments was $13,958,540 and $16,657,246 for the years ended June 30, 2016 and 2015, respectively. Earned but uncollected interests were $1,021,306 and $247,912 as of June 30, 2016 and 2015, respectively.

NOTE 6. NET INVESTMENT IN DIRECT FINANCING LEASES

Jinshang Leasing’s leasing operations consist principally of leasing high value equipment under direct financing leases expiring in 1-5 years as of the balance sheets dates. The leases bear effective interest rate of 5% - 10%per annum.

Future minimum lease receipts under non-cancellable direct financing lease arrangements are as follows:

June 30, 2016
Within 1 year	$30,392,835
2 years	29,717,258
3 years	20,862,739
4 years	2,592,227
5 years	2,271,173
Total minimum lease receipts	85,836,232
Less: amount representing interest	(10,272,223)
Present value of minimum lease receivable	$75,564,009

F–14

Following is a summary of the components of the Jinshang Leasing’s net investment in direct financing leases at June 30, 2016 and 2015:

	June 30, 2016	June 30, 2015
Total minimum lease payments to be received	$85,836,232	$30,240,137
Less: Amounts representing estimated executory costs	-	-
Minimum lease payments receivable	85,836,232	30,240,137
Less: Allowance for uncollectible receivables	(858,362)	(302,401)
Net minimum lease payment receivable	84,977,870	29,937,736
Estimated residual value of leased property	-	-
Less: unearned income	(10,272,223)	(4,108,681)
Net investment in direct financing leases	$74,705,647	$25,829,055

As of June 30, 2016 and 2015, there were no recorded investment in direct finance leases on nonaccrual status, and no recorded investment in direct finance leases past due 90 days or more and still accruing.

The allowance for uncollectible and minimum lease payments receivables in direct financing leases for the years ended June 30, 2016 and 2015 were as following:

	For the years ended
	June 30, 2016	June 30, 2015

Allowance for uncollectible at the beginning of period	$302,401	$1,238,685
Provision for lease payment receivable	597,444	70,467
Direct write-downs charged against the allowance	-	(1,011,999)
Allowance to charge off direct financing lease interest income	-	-
Recoveries of amounts previously charged off	-	-
Effect of foreign currency translation	(41,483)	5,248
Allowance for uncollectible at the end of year	$858,362	$302,401
Individually evaluated for impairment	$-	$-
Collectively evaluated for impairment	858,362	302,401
Allowance for uncollectible at the end of year	$858,362	$302,401
Minimum lease payments receivable
collectively evaluated for impairment	$85,836,232	$30,240,137
Individually evaluated for impairment	-	-
Ending balance	$85,836,232	$30,240,137

As of June 30, 2016 and 2015, there was no impaired minimum lease payments receivable that caused the Company to evaluate individually for impairment.

The allowance for credit losses provides coverage for probable and estimable losses in the Company’s investment in direct financing leases. The allowance recorded is based on a quarterly review. The determination of the appropriate amount of any provision is highly dependent on management’s judgment at that time and takes into consideration all known relevant internal and external factors, including levels of nonperforming leases, customers’ financial condition, leased property values and collateral values as well as general economic conditions. When a direct financing lease receivable is determined uncollectible, for example, the customer declares bankruptcy, or the Company reaches agreement of debt restructuring with the customer, the direct financing lease would be written off from the investment in direct finance leases.

As of June 30, 2016 and 2015, no direct financing lease receivables were past due over 90 days.

F–15

Credit Quality of Investment in Direct Financing Lease:

The Company performs a quarterly review on the credit quality of its investments in direct financial leases, by evaluating a variety of factors, including dependence on the counterparties, latest financial position and performance of the customers, actual defaults, estimated future defaults, historical loss experience, leased property values or collateral values, and other economic conditions such as economic trends in the area or country. In cases where heightened risk is detected as a result of factors indicating that a customer is having difficulty repaying the underlying financing, such as a default in making interest payments, material changes to the customer’s business, and deterioration of financial condition and cash flow support, the Company classifies the contracts as “abnormal contracts,” contracts without such heightened risk indicators are classified as “normal contracts”. For those contracts, the Company’s WFOE generally initiates negotiations with the customer about possible improvement or remediation measures, such as an improvement plan for cash flow management, third-party support, extension plans and similar measure, and implement close supervision of the remediation measures adopted.

The risk classification of direct financing lease receivables is as follows:

	June 30, 2016	June 30, 2015

Normal	$85,836,232	$30,240,137
Abnormal	-	-
Total	$85,836,232	$30,240,137

NOTE 7. PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	Useful life (years)	Salvage Value	June 30, 2016	June 30, 2015

Leasehold improvements	3-5	3%	$393,985	$34,817
Vehicles	4-5	3%-5%	1,151,482	1,249,952
Office equipment	3-5	3%	173,984	102,522
Electric equipment	3	3%	24,528	64,442

Less: accumulated depreciation			(889,260)	(536,317)
Property and equipment, net			$854,719	$915,416

Depreciation expense totaled $411,635 and $257,464 for the years ended June 30, 2016 and 2015, respectively.

NOTE 8. OTHER ASSETS

Other assets as of June 30, 2016 and 2015 consisted of:

	June 30, 2016	June 30, 2015
Advanced payment to third party companies	$78,523	$391,075
Prepaid of insurance cost	175,000	-
Receivable for disposal of fix assets	270,000	-
Other receivables	85,228	36,311
	$608,751	$427,386

Advance payment to the third party companies as of June 30, 2016 represented an amount Jinshang Leasing and Dongsheng Guarantee prepaid for expense related car and office rentals. Advanced payment to the third party companies as of June 30, 2015 represented an amount Jinshang Leasing and Dongsheng Guarantee prepaid for office decoration and software development.

NOTE 9. BANK LOAN FOR CAPITAL LEASE BUSIENSS

Bank loan of $43,308,617 as of June 30, 2016 represented loans Jinshang Leasing obtained for Shuguang and Yancheng project from Huaxia Bank and CITIC Bank. The loan bears interest for Shuguang project at the fixed rate of 5.5% and the term of the loan is three years when it matures in 2019, pledged with time deposit certificates and guaranteed by SG Automotive Group. The loan bears interest for Yancheng project at the fixed of 5.8% as of June 30, 2016 and the term of the loan started from April 3, 2015 with maturity date on February 12, 2020.

Bank loan of $511,825 as of June 30, 2015 represented a loan Jinshang Leasing obtained by a mortgage contract from CITIC Bank. The loan bears interest at the fixed rate of 5.8% as of June 30, 2015 and the term of the loan started from April 3, 2015 with maturity date on February12, 2020.

Interest expense incurred on the loan for the years ended June 30, 2016 and 2015 were $524,409 and $188,173, respectively.

F–16

NOTE 10. UNEARNED INCOME FROM FINANCIAL GUARANTEE SERVICES

Dongsheng Guarantee receives guarantee commissions in full at the inception and records unearned income before amortizing it throughout the guarantee service life. Unearned income from guarantee services were $423,801 and $3,659,062 as of June 30, 2016 and 2015, respectively.

NOTE 11. OTHER LIABILITIES

Other liabilities as of June 30, 2016 and 2015 consisted of:

	June 30, 2016	June 30, 2015
Deposit from direct financing lessees	$9,134,946	$3,038,012
Payable to an equipment provider for initial investment in direct financing lease	407,679	467,465
Accrued payroll	42,898	41,741
Other tax payable	510,147	299,533
Other payables	3,385	220,592
	$10,099,055	$4,067,343

Payable to an equipment provider for initial investment in direct financing lease as of June 30, 2016 and 2015 represented the portion of unpaid initial investment by the lessor to the equipment provider in the direct financing lease transaction for which Jinshang Leasing acted as lease agent.

NOTE 12. SHARE- BASED COMPENSATION

2015 Long-Term Incentive Equity Plan

On October 20, 2015, the Company adopted the 2015 Long-Term Incentive Equity Plan, or the “Plan”, under which the Group may grant options to purchase ordinary shares of the Company to its employees, officers, directors and consultants. The total number of Ordinary Shares reserved and available for issuance under the Plan shall be a number of Ordinary Shares equal to ten percent (10%) of the total outstanding Ordinary Shares as of the closing date of that certain Agreement and Plan of Reorganization, dated as of April 10, 2015, by and among the Company, Wins Finance Group Limited and the shareholders of Wins (“Merger Agreement”), after taking into account the Ordinary Shares that may be issued pursuant to the Merger Agreement and the conversion of any shares held by the Company’s public shareholders as provided for in the Company’s Amended and Restated Certificate of Incorporation.

The Plan shall be administered by the Board or a Committee. If administered by a Committee, such Committee shall be composed of at least two directors, all of whom are “outside directors” within the meaning of the regulations issued under Section 162(m) of the Code and “non-employee” directors within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended. Committee members shall serve for such term as the Board may in each case determine and shall be subject to removal at any time by the Board.

The term of each Option shall be fixed by the Committee; provided, however, that an Incentive Option may be granted only within the ten-year period commencing from the Effective Date and may only be exercised within ten years of the date of grant (or five years in the case of an Incentive Option granted to an optionee who, at the time of grant, owns Ordinary Shares possessing more than 10% of the total combined voting power of all classes of voting shares of the Company (“10% Shareholder”).

The exercise price per Ordinary Share purchasable under an Option shall be determined by the Committee at the time of grant and may not be less than 100% of the Fair Market Value on the date of grant (or, if greater, the par value of the Ordinary Shares); provided, however, that the exercise price of an Incentive Option granted to a 10% Shareholder will not be less than 110% of the Fair Market Value on the date of grant.

The Plan was approved and unless terminated by the Board, it shall continue to remain effective until such time as no further awards may be granted and all awards granted under the Plan are no longer outstanding. Notwithstanding the foregoing, grants of Incentive Options may be made only during the ten-year period beginning on the Effective Date.

F–17

The following table summarizes stock award activity and related information for all of Wins Finance’s Equity Plans for the year ended June 30, 2016:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term In Years
		$
Outstanding, July 1, 2015	-	-	-

Granted	1,450,000	12	3
Exercised	-	-	-
Forfeited	(180,000)	-	-
Canceled	-	-	-
Outstanding, June 30, 2016	1,270,000	12	2.42
Exercisable, June 30, 2016	-	12	2.42
Vested and expected to vest, June 30, 2016	1,000,000	12	2.42

The aggregate intrinsic value of options vested and expected to vest as of June 30, 2016 was zero. Intrinsic value is calculated as the amount by which the current market value of a share of common stock exceeds the exercise price multiplied by the number of option shares.

During the year ended June 30, 2016, the Company granted options to purchase 1,450,000 shares of common stock to eight employees at a weighted average exercise price of $12 per share. The options will vest and become exercisable in three (3) equal annual installments on each of the first, second and third dates of the Grant Date and the options will expire on the fifth anniversary of the Grant Date. As of the date of this report, four employees had resigned and their options to purchase a total of 450,000 shares of the Company’s common stock were forfeited.

The Company measures compensation cost related to share options based on the grant-date fair value of the award using the Binomial Model. The weighted-average assumptions used in the Binomial Model calculation for option grants during the year ended June 30, 2016 were as follows:

Expected volatility	51.5%
Risk-free interest rates	1.77%
Expected terms	5.0 years
Dividend yields	0%
Sub-Optimal behavior multiple	2.80
Fair Value per share of options granted	$5.27~$5.44

The expected volatility assumption is based on historical weekly volatility of peer companies’ share price. The Company utilized peer Company data due to Wins Finance’s limited history of publicly traded shares. During the year ended June 30, 2016, the expected term assumption represents the remaining life of the option at the grant date. The risk-free interest rates used are based on the USD Treasury Activities (IYC25) Zero Coupon Yield.

The estimated fair value of share-based compensation to employees is recognized as a charge against income on a ratable basis over the requisite service period, which is generally the vesting period of the award.

As of June 30, 2016, the gross amount of unrecognized share-based compensation expense relating to unvested share-based awards held by employees was approximately $3,410,935 which the Company anticipates recognizing as a charge against income over a weighted average period of 2.42 years.

In connection with the grant of stock options to employees, the Company recorded share-based compensation charges of $1,889,733 and $nil, respectively, for the years ended June 30, 2016 and 2015.

NOTE 13. CAPITALIZATION

Common Stock

As of October 26, 2015, Wins Finance is authorized to issue up to 100,000,000 ordinary shares with a par value of $0.0001, there were 21,526,747 shares of Common Stock issued and outstanding. There were issued 16,800,000 and 4,726,747 ordinary shares to WFG's shareholders and former stockholders of Sino.

On June 28, 2016, the Company repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180, and 1,480,000 shares from Bluesky LLC for $17,464,000. Of the amounts payable to Bluesky, $17 million was paid and the Company expects to pay the remaining $464,000 no later than June 30, 2017. Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s Co-Chief Executive Officer. As of June 30, 2016, there were 20,041,647 shares of Common Stock issued and outstanding.

NOTE 14. STATUTORY RESERVE

In accordance with the PRC regulations on enterprises and the articles of association of the Company, enterprises established in the PRC are required to provide statutory reserve before any dividend distribution, which is appropriated from net profit as reported in the enterprise’s PRC statutory accounts for the calendar year. Before making any dividend distribution, an enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The statutory reserve can only be used for specific purposes and is not distributable as cash dividends. Jinshang Leasing and Dongsheng Guarantee did not provide any statutory reserve for the years ended June 30, 2016 and 2015 since neither has an intent to distribute dividends.

F–18

NOTE 15. EMPLOYEE RETIREMENT BENEFIT

The Company has made employee benefit contributions in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the salary and employee charges when incurred. The contributions made by the Company were $107,970 and $52,374 for the years ended June 30, 2016 and 2015, respectively.

NOTE 16. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2016 and 2015, respectively:

	For the years ended
	June 30, 2016	June 30, 2015
Net income attributable to the common shareholders	$12,117,397	$26,072,653
Basic weighted-average common shares outstanding	20,012,356	16,800,000
Effect of dilutive securities	-	-
Diluted weighted-average common shares outstanding	20,012,356	16,800,000
Earnings per share – Basic and diluted	0.61	1.55

Basic earnings per share are computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share were the same as basic earnings per share due to the lack of dilutive items in the Company year ended June 30, 2016 and 2015.

NOTE 17. INCOME TAXES

The CIT Law of the PRC stipulates that domestically-owned enterprises and foreign-invested enterprises (the “FIEs”) are subject to a uniform tax rate of 25%. While the CIT Law sets equalized the tax rates for domestically-owned enterprises and FIEs, preferential tax treatment may be given to companies in certain encouraged sectors and to entities classified as high-technology companies, regardless of whether they were domestically-owned enterprises or FIEs. Jinshang Leasing and Dongsheng Guarantee are both subject to income tax at a rate of 25% for the year ending June 30, 2016 and were subject to the same rate for the year end June 30, 2015.

Under the CIT Law, investment income from security funds is exempted from enterprise income tax.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits of the position, and measures the unrecognized benefits associated with the tax position. For year ended June 30, 2016 and 2015, the Company had no unrecognized tax benefits.

The Company does not anticipate any significant increase to its liabilities for unrecognized tax benefits within the next 12 months. The Company will classify interest and penalties, if any, related to income tax matters in income tax expense.

The Company’s WFOEs are subject to income taxes in China and are subject to routine corporate income tax audits. Management believes that the WFOEs’ tax return positions are fully supported, but tax authorities may challenge certain positions, which may not be fully sustained. Determining the income tax expense for these potential assessments and recording the related effects requires management judgments and estimates. The amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in the Company’s income tax expense and, therefore, could have a material impact on the Company’s provision for income tax, net income and cash flows. Management believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty and the timing of the resolution and/or closure of audits is not certain. If any issues addressed in tax audits of the Company's WFOEs are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs.

Income tax payable comprises:

	June 30, 2016	June 30, 2015
Dongsheng Guarantee	$2,083,683	$1,621,710
Jinshang Leasing	427,164	1,446,042
Jinchen Agriculture	-	5
	$2,510,847	$3,067,757

F–19

Income tax payable represented enterprise income tax at a rate of 25% of taxable income the Company accrued but not paid as of June 30, 2016 and 2015.The effective tax rate for the years ended June 30, 2016 and 2015 were 6.2% and 10.7%, respectively.

The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 25% is as follows:

	For the years ended
	June 30, 2016	June 30, 2015
PRC statutory tax	25.0%	25.0%
Effect of non-deductible expenses	0.0%	0.0%
Effect of non-taxable income	(28.5)%	(14.3)%
Others	9.7%	0.0%
Effective tax rate	6.2%	10.7%

Deferred tax arose from the difference in tax and accounting base of the deductible allowance for guarantee loss and lease payment receivable loss and difference in direct financing lease income recognition between PRC and U.S. GAAP.

As of June 30, 2016 and 2015, the Company had net deferred tax assets of $428,524 and $414,479, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management considered all available evidence, both positive and negative, in determining the realizability of deferred tax assets at June 30, 2016. Management considered carry back availability, the scheduled reversals of deferred tax liabilities, projected future taxable income during the reversal periods, and tax planning strategies in making this assessment. Management also considered recent history of taxable income, trends in the Company’s earnings and tax rate, positive financial ratios, and the impact of the downturn in the current economic environment (including the impact of credit on allowance and provision for guarantee and direct financing lease losses; and the impact on funding levels) on the Company. Based upon its assessment, management believes that a valuation allowance was not necessary as of June 30, 2016.

	June 30, 2016	June 30, 2015

Deferred income tax assets
Provision for direct financing lease	208,215	75,600
Direct financing lease incomes	220,309	338,879

Total deferred income tax assets	428,524	414,479
Less: Valuation allowance	-	-
Net total deferred income tax assets	428,524	414,479

Deferred income tax liabilities
Direct financing lease losses	-	-
Allowance for guarantee	477,398	969,094
Other difference	-	154,648

Total Deferred income tax liabilities	477,398	1,123,742

As of June 30, 2016 and 2015, the Company intends to permanently reinvest the undistributed earnings of its operating subsidiaries to fund future operations.

For the years ended June 30, 2016, we have not been selected for examination by the applicable tax authority and no resolution of tax audits were expected to be material to the financial statements.

F–20

NOTE 18. RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Related party balances as of June 30, 2016 consisted of:

	June 30, 2016	June 30, 2015

Due to related party
Bluesky LLC	$464,000	-
	$464,000	-

Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s Co-Chief Executive Officer.

Related party transactions

Related party transactions for the years ended June 30, 2016 and 2015 consisted of:

	For the years ended
	June 30, 2016	June 30, 2015
Amount lent to owners
Dongsheng International Investment Group Co., Ltd	$-	$13,148,677
Dongsheng international investment Ltd (HK)	-	8,419,721
	$-	$21,568,398

Amount repaid from owners
Dongsheng International Investment Group Co., Ltd	$-	$30,474,032
Dongsheng international investment Ltd (HK)	-	10,628,558
Wang Hong	-	6,517,312
	$-	$47,619,902

Amount repaid to owners
Wang Hong	$-	$244,399
Tian Wenjun	-	175,917
	$-	$420,316

Amount borrowed from owners
Wang Hong	$-	$16,293
Tian Wenjun	-	24,440
	$-	$40,733

Share repurchase
Bluesky LLC	17,464,000	-
	$17,464,000	$-

Convertible debt
Bluesky LLC	8,500,000	-
	$8,500,000	$-

The loans from owners and to owners were all interest free and due on demand. Due from owners were fully repaid before December 31, 2014 and no balance as of June 30, 2015.

On December 28, 2015, the Company issued an $8,500,000 promissory note (the “Note”) to Bluesky LLC, an entity controlled by Jianming Hao, the Company’s Chairman and Co-Chief Executive Officer. The notes bear interest at 4% per year and mature on December 28, 2016. The note was repaid in advance on April 28, 2016. The Notes are convertible into the Company’s ordinary shares at a price of $12.00 per share. Martel Capital, LLC is the placement agent for the offering and will receive a commission equal to 1% of the gross proceeds of the offering.

F–21

On June 30, 2016, the Company repurchased1, 480,000 ordinary shares from Bluesky LLC at a price of 11.8 per share. On June 28, 2016, the Company paid $17,000,000 to Bluesky LLC, $464,000 will be paid before June 30, 2017.

NOTE 19. COMMITMENTS AND CONTINGENCIES

Commitments

Lease Commitments

The Company leased their principal offices under lease agreements. The following table sets forth the Company’s contractual obligations as of June 30, 2016 in future periods:

For the year ending June 30,	Rental payments
2017	$272,720
2018	182,271
$454,991

F–22

Guarantee Commitments

Guarantees terminate upon payment or cancellation of the guaranteed obligation. Dongsheng Guarantee’s obligations to make payments under guarantees are triggered by the failure of the parties for which the guarantees are provided to fulfill their guaranteed obligations. The terms from inception to termination of the guarantees provided generally range from 6 to 12 months.

Contingencies

In the past, Dongsheng Guarantee failed to comply with PRC regulations that provide that the aggregate balance of liabilities guaranteed by a financing guarantee Company for any single guaranteed party may not exceed 10% of the net assets of the guarantee Company and also failed to make required social insurance and provident housing fund contributions for some of its employees. During the three months ended June 30, 2016, Dongsheng Guarantee did not provide guarantees for loans in excess of 10% of its net assets to any single customer and made all required social insurance and provident housing fund contributions, and as of June 30, 2016, Dongsheng Guarantee had not received any notice from any relevant government authorities regarding its prior non-compliance with these requirements. However, it is possible that relevant regulatory authorities will impose penalties and/or bring legal action against Dongsheng Guarantee retrospectively. Any such penalties or legal action could have an adverse effect on the Company’s business, and management is unable to make any estimate of the amounts of any such possible penalties.

Neither the Company nor any of its subsidiaries is currently a party to any legal proceeding, investigation or claim which, in the opinion of the management, is likely to have material adverse effect on the Company’s business, financial condition or results of operations.

As of June 30, 2016, there were no claims, lawsuits, investigations and proceedings, including unasserted claims that are probable to be assessed, that have in the recent past had, or to the Company’s knowledge, are reasonably possible to have, a material effect on the Company’s financial position, results of operations or cash flows.

NOTE 20. SUBSEQUENT EVENTS

The Company has evaluated the impact of events that have occurred subsequent to June 30, 2016, through the date of issuance of this consolidated financial statements. Based on this evaluation, other than as recorded or disclosed within these consolidated financial statements and related notes, the Company has determined none of these events were required to be recognized or disclosed.

F–23

ITEM 19. EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association of the Company (incorporated by reference from Annex C-4 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
1.2	Certificate of Incorporation on Change of Name of the registrant (incorporated by reference from Annex C-1 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
2.1	Form of the Company’s Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
2.2	Agreement and Plan of Reorganization, dated as of April 24, 2015 and amended on May 5, 2015, by and among Sino Mercury Acquisition Corp (“Sino”), Wins Finance Holdings Inc., Wins Finance Group Ltd. (“WFG”) and the shareholders of WFG (incorporated by reference from Annex A to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
4.1	Amended and Restated Registration Rights Agreement dated as of October 27, 2015among the Company, the initial stockholders of Sino and the shareholders of WFG (incorporated by reference to Exhibit 10.8 to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 11, 2015.
4.2	Securities Escrow Agreement dated as of August 26, 2014, as amended on June 21, 2016 by and among the Company and the initial stockholders of Sino (incorporated by reference to Exhibit 10.3 of Sino Mercury Acquisition Corp.’s Form S-1/A filed on July 18, 2014).
4.3	Escrow Agreement dated as of October 27, 2016 among Wins Finance Holdings Inc., the Representative (as described in the Agreement and Plan of Reorganization) and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex F to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of Sino’s Form 8-K filed on April 27, 2015).
4.5	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and Bank of China, Shouzhou Branch (incorporated by reference to Exhibit 10.9 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.6	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and China Citic Bank (incorporated by reference to Exhibit 10.10 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.7	Tenancy Agreement between Jinshang International Financial Leasing Co., Ltd. and Beijing Dong Sheng International Culture Industry Development Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.8	Tenancy Agreement between Shanxi Dongsheng Financial Guarantee Co., Ltd. and Shanxi Province YuciWangcheng Enterprises Limited (incorporated by reference to Exhibit 10.12 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.9	2015 Long Term Incentive Equity Plan (incorporated by reference to Annex D to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.10*	Summary Purchase-and-Lease-Back Agreement dated December 23, 2015 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.
4.11*	Summary Purchase-and-Lease-Back Agreement dated April 23, 2016 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.
8.1	List of Subsidiaries of the Company
12.1	Certification of Co-Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Co-Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* To be filed by amendent.

69

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WINS FINANCE HOLDINGS INC.

Date: September 27, 2016	By:	/s/ Jianming Hao
	Name:	Jianming Hao
	Title:	Co-Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

	By:	/s/ Renhui Mu
	Name:	Renhui Mu
	Title:	Co-Chief Executive Officer and Chief Operating Officer (Principal Executive Officer)

	By:	/s/ Junfeng Zhao
	Name:	Junfeng Zhao
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

70