Form 20-F/A
period 2016-06-30
Wins Finance Holdings Inc.
filed 2016-10-24
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Explanatory Note

This Amendment No. 1 to the Annual Report on Form 20-F for the year ended June 30, 2016 (the “Annual Report”) for WINS Finance Holdings Inc. is being filed solely for the purposes of amending Item 19 of Part II of the Annual Report and to file the exhibits indicated in such Item.

ITEM 19. EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association of the Company (incorporated by reference from Annex C-4 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
1.2	Certificate of Incorporation on Change of Name of the registrant (incorporated by reference from Annex C-1 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
2.1	Form of the Company’s Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
2.2	Agreement and Plan of Reorganization, dated as of April 24, 2015 and amended on May 5, 2015, by and among Sino Mercury Acquisition Corp (“Sino”), Wins Finance Holdings Inc., Wins Finance Group Ltd. (“WFG”) and the shareholders of WFG (incorporated by reference from Annex A to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
4.1	Amended and Restated Registration Rights Agreement dated as of October 27, 2015among the Company, the initial stockholders of Sino and the shareholders of WFG (incorporated by reference to Exhibit 10.8 to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 11, 2015.
4.2	Securities Escrow Agreement dated as of August 26, 2014, as amended on June 21, 2016 by and among the Company and the initial stockholders of Sino (incorporated by reference to Exhibit 10.3 of Sino Mercury Acquisition Corp.’s Form S-1/A filed on July 18, 2014).
4.3	Escrow Agreement dated as of October 27, 2016 among Wins Finance Holdings Inc., the Representative (as described in the Agreement and Plan of Reorganization) and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex F to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of Sino’s Form 8-K filed on April 27, 2015).
4.5	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and Bank of China, Shouzhou Branch (incorporated by reference to Exhibit 10.9 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.6	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and China Citic Bank (incorporated by reference to Exhibit 10.10 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.7	Tenancy Agreement between Jinshang International Financial Leasing Co., Ltd. and Beijing Dong Sheng International Culture Industry Development Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.8	Tenancy Agreement between Shanxi Dongsheng Financial Guarantee Co., Ltd. and Shanxi Province YuciWangcheng Enterprises Limited (incorporated by reference to Exhibit 10.12 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.9	2015 Long Term Incentive Equity Plan (incorporated by reference to Annex D to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.10	Summary Purchase-and-Lease-Back Agreement dated December 23, 2015 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.
4.11	Summary Purchase-and-Lease-Back Agreement dated April 22, 2016 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.
8.1*	List of Subsidiaries of the Company
12.1	Certification of Co-Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Co-Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed.

69

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WINS FINANCE HOLDINGS INC.

Date: October 21, 2016	By:	/s/ Jianming Hao
	Name:	Jianming Hao
	Title:	Co-Chief Executive Officer and Chairman of the Board
(Principal Executive Officer)

	By:	/s/ Renhui Mu
	Name:	Renhui Mu
	Title:	Co-Chief Executive Officer and Chief Operating Officer (Principal Executive Officer)

	By:	/s/ Junfeng Zhao
	Name:	Junfeng Zhao
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

70