Form 20-F
period 2017-06-30
Wins Finance Holdings Inc.
filed 2017-11-13
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

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

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China

(Address of principal executive offices)

641 Lexington Ave, 29th FL

New York, NY 10022

212 488 4974

(New York Office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class

Ordinary Shares, par value $.0001 per share

Name of each exchange on which registered

NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of June 30, 2017, the registrant had 19,837,642 ordinary shares outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☒ Large Accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer
☐ Emerging Growth Company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.             ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ International Financial Reporting
Standards as issued by the
☒ US GAAP	International	☐ Other
Accounting Standards Board

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

The Company’s functional currency is USD. The functional currency of Jinshang Leasing,Tianjin Jiaming, Jinchen Agriculture and Dongsheng Guarantee is Chinese Yuan, or RMB. For financial reporting purposes, the financial statements of Jinshang Leasing,Tianjin Jiaming,Jinchen Agriculture and Dongsheng Guarantee are prepared using RMB and translated into the Company’s functional currency, USD at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and owners’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The audited financial statements for the years ended June 30, 2017, 2016 and 2015 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations and/or future financial performance. In some cases, you can identify forward-looking statements by their use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar terms. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•	our estimates regarding the market opportunity for our services;

•	the impact of government laws and regulations;

•	our ability to recruit and retain qualified personnel;

•	our failure to comply with regulatory guidelines;

•	uncertainty in industry demand;

•	general economic conditions and market conditions in the financial services industry;

•	future sales of large blocks or our securities, which may adversely impact our share price; and

•	depth of the trading market in our securities.

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

The selected consolidated statements of operations data for the fiscal years ended June 30, 2017, 2016, 2015, 2014 and 2013 and the selected balance sheet data as of June 30, 2017, 2016, 2015, 2014 and 2013 are derived from the audited consolidated financial statements of Wins Finance for those fiscal years.

The audited consolidated financial statements for the fiscal years ended June 30, 2017, 2016, 2015, 2014 and 2013 are prepared and presented in accordance with U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes. The historical financial statements are not necessarily indicative of our future performance.

Statements of Income and Comprehensive Income

	For the Years ended June 30,
(US$ except share data)	2017	2016	2015	2014	2013

Guarantee service income
Commissions and fees on financial guarantee services	2,839,194	6,193,225	7,860,629	8,240,866	3,948,048
Reversal of provision (provision) on financial guarantee services	3,208,827	(2,907,999)	576,456	(1,190,387)	(778,594)
Commission and fees on guarantee services, net	6,048,021	3,285,226	8,437,085	7,050,479	3,169,454

Direct financing lease income
Direct financing lease interest income	6,047,172	3,164,317	3,547,273	1,926,380	1,366,274
Interest expense for direct financing lease	(2,094,587)	(524,409)	(188,173)	(164,354)	(135,222)
Business collaboration fee and commission expenses for leasing projects	(603,873)	(222,206)	(265,829)	-	-
Provision for lease payment receivable	(27,332)	(597,444)	(70,467)	(130,745)	(71,030)
Net direct financing lease income after provision for receivables	3,321,380	1,820,258	3,022,804	1,631,281	1,160,022

Financial advisory and agency income	357,284	402,800	3,386,586	873,927	55,762
Net revenue	9,726,685	5,508,284	14,846,475	9,555,687	4,385,238

Non-interest income
Interest on short-term investment	13,752,538	13,958,540	16,657,246	1,584,163	89,219
Total non-interest income	13,752,538	13,958,540	16,657,246	1,584,163	89,219

Non-interest expense
Business taxes and surcharge	(4,406)	(167,867)	(200,223)	(136,528)	(133,614)
Salaries and employees surcharge	(879,595)	(1,524,720)	(424,872)	(323,618)	(264,217)
Rental expenses	(247,684)	(271,357)	(190,239)	(195,133)	(176,087)
Other operating expenses	(46,258)	(4,621,038)	(1,468,741)	(997,811)	(621,695)
Total non-interest expense	(1,177,943)	(6,584,982)	(2,284,075)	(1,653,090)	(1,195,613)

Income before taxes	22,301,280	12,881,842	29,219,646	9,486,760	3,278,844

Income tax expenses	(1,951,489)	(764,445)	(3,146,993)	(1,967,855)	(807,931)
Net income	20,349,791	12,117,397	26,072,653	7,518,905	2,470,913

Other comprehensive (loss) income
Foreign currency translation adjustment	(5,130,963)	(19,361,292)	1,757,840	174,404	832,752
Comprehensive income (loss)	15,218,828	(7,243,895)	27,830,493	7,693,309	3,303,665

Weighted-average common shares outstanding
Basic (1)	19,926,510	20,012,356	16,800,000	16,800,000	16,800,000
Diluted (1)	20,082,089	20,012,356	16,800,000	16,800,000	16,800,000

Earnings per share
Basic (1)	1.02	0.61	1.55	0.45	0.15
Diluted (1)	1.01	0.61	1.55	0.45	0.15

(1)	These data have been retrospectively adjusted giving effect to the reverse merger between WFG and Sino, completed on October 26, 2015. More information about the reverse merger is contained in our Consolidated Financial Statements.

	2017	2016	2015	2014	2013

Balance Sheet Data
Cash and cash equivalents	17,002,282	47,163,965	9,883,091	5,329,454	104,235
Total assets	312,764,090	304,627,280	251,005,424	225,461,193	54,292,002
Total liabilities	54,956,215	60,572,349	13,741,316	16,027,578	18,246,423
Total equity	257,807,875	244,054,931	237,264,108	209,433,615	36,045,579

_____________________

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Our business is subject to greater credit risks than if we provided guarantees and leases to larger and more established clients, and our proprietary risk management system may not be adequate to protect against client defaults.

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

Our business has achieved rapid growth during recent years. However, our financial leasing business commenced in 2009 and therefore has a limited operating history. Our net revenue increased from $1.3 million for the year ended June 30, 2012 to $9.7 million for the year ended June 30, 2017, representing an increase of 672.6%. However, our historical growth rate and the limited history of our financial leasing business make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all.

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

Our business is concentrated in Jinzhong City, Shanxi Province, with over 46.7% of our revenues being generated by clients in this city for the year ended June 30, 2017. The economies of Jinzhong City specifically and Shanxi Province generally historically have provided significant business opportunities for our target clients, and accordingly driven our business growth and financial performance. A significant economic downturn in Jinzhong City or Shanxi Province, however, may undermine the financial condition of our customers in these areas and their ability to repay their loans which we have guaranteed, and our financial condition and results of operations may be materially and adversely affected as a result.

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

As of June 30, 2017, our provision for guarantee losses was $0.7 million and our allowance for impairment losses was $0.9 million in respect of investment in financial leasing. The amount of provisions or allowances has been based on our management’s assessment of, and expectations concerning, various factors affecting the quality of our guarantee and loan portfolio, such as the customers’ financial condition, repayment ability, historical default rates, the anticipated realizable value of any collateral, regional economic conditions, government policies, interest rates and other factors, and the applicable PRC rules and regulations governing provisions for losses. If our assessment and expectations differ from actual events, or if the quality of our guarantee and loan portfolios deteriorates, our provisions or allowance may not be adequate to cover our actual losses and we may need to set aside additional provisions or allowance, which could materially and adversely affect our profitability. Our business is subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. We may increase our allowance for guarantee losses and impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Regulatory authorities may also require an increase in the provision or allowance for guarantee or loan losses. Any increase in the allowance for guarantee or loan losses would result in a decrease in net income and may have a material adverse effect on our financial condition and results of operations.

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

As of June 30, 2017, we hold $187.9 million of short-term investments in assets management products managed by banks and financial institutions, which have invested in fixed-income financial products permitted by the China Securities Regulatory Commission (“SRC”) such as government bonds, corporate bonds and central bank notes. We believe that the risk of loss of principal and interest on these assets is very low. However, if the Chinese economic environment changes significantly, for instance, if China’s economy enters a serious recession resulting in many enterprises being unable to repay their bonds and other obligations, or if China’s central bank cuts interest rates significantly, China’s asset management companies may be unable to protect their interests in the assets under management. In such event, we might lose any return or even the principal from these investments. The current annualized return rate for assets held by these asset management companies on behalf of us is between 5% and 9% annually. The return on these funds is highly dependent on the management ability of the asset management companies, and on the market interest rate of the investment products. Current levels of return may not be sustainable if the market interest rate continues to decrease in the near future. Further, the banks and financial institutions that manage the short term investments may be unable to redeem such investments at a price equal to the principal and undistributed interests due to market events or, in extreme circumstances, such as significant redemptions or a deterioration of liquidity in the financial markets, may be unable to redeem them at all. As a result, we may not have access to the capital related to the short-term investments for our business when needed.

We failed to comply with certain laws and regulations and the non-compliance may expose us to potential penalties or legal actions imposed by relevant government authorities.

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

We had material weaknesses in our internal control in financial reporting as of June 30, 2017 and such material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management identified material weaknesses and concluded that our internal control over financial reporting were not effective as of June 30, 2017. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The specific material weaknesses we identified in our internal control over financial reporting as of June 30, 2017 related to:

•	lack of sufficient accounting personnel qualified in US GAAP and SEC reporting; and
•	insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements.

Although we plan to take steps to address the foregoing material weaknesses, we can provide no assurance that they will be remediated in a timely manner.

Any failure to maintain effective internal controls could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis as required by the SEC and NASDAQ, we could face severe consequences from those authorities. In either case, there could result a material adverse effect on our business. Inferior internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. We can give no assurance that additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

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

The proportion of the financial leasing revenue to our revenue has gradually increased, but this growth may not continue.

We are still developing our financial leasing business. The success of our financial leasing operations will be highly dependent upon our ability to successfully develop and market our financial leasing services to targeted customers. We may not be able to develop our financial leasing business as planned and generate revenues or profits. The revenue and income potential of our proposed financial leasing business is unproven and the lack of operating history makes it difficult to evaluate the future prospects of this business.

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

Our financial performance is affected by the market conditions of the vastly diverse industries in which our customers operate and the overall economic conditions of the PRC, which are factors beyond our control. In the event that we are not able to continually and consistently secure new guarantee contracts from customers, our future financial performance will be adversely affected.

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

Our major operations are located in the PRC, and almost all of our assets and subsidiaries are located in the PRC. Most of our directors and senior management reside within the PRC. The assets of these Directors and senior management are also located within the PRC. As a result, it may not be possible to effect service of process upon most of our Directors and senior management outside the PRC. Moreover, the PRC does not have treaties providing for reciprocal recognition and enforcement of court judgments in the United States. As a result, in the PRC, recognition and enforcement of court judgments from the jurisdictions mentioned above may be difficult or impossible in relation to any matter that is not subject to a binding arbitration provision.

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

In general, assuming we are treated as a foreign corporation for U.S. federal income tax purposes, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during our taxable year ended June 30, 2017, we believe that we may be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance in respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

Pursuant to the merger agreement with Wins Finance Group Ltd. (“WFG”) we issued 16,800,000 or our ordinary shares to the former shareholders of WFG. Pursuant to the merger agreement, the WFG shareholders are restricted from selling any of the ordinary shares that they received as a result of the merger during the twelve-month period after the closing date of the merger, subject to certain exceptions, and the former shareholders of WFG were required to enter into lock-up agreements to such effect.

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

Our stock price may be volatile, there is limited liquidity in our ordinary shares and purchasers of our securities could incur substantial losses.

Our stock price has been and is likely to continue to be volatile. The stock market in general has, and we in particular have, experienced extreme volatility that has often been unrelated to the operating performance of particular companies. This volatility may be due, in part, to the small number of our ordinary shares which are publicly tradeable. As a result of this volatility, investors may not be able to sell their securities at or above the price at which they purchased such securities. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Finally, because of the significant volatility in our stock price, Nasdaq halted trading in our stock in June 2017. If volatility in our stock price continues after trading recommences, Nasdaq could again halt trading in our stock.

Due to the recent extreme fluctuations in our stock price, we have been the subject of regulatory proceedings and lawsuits, which, if determined against us, could adversely affect our operating results.

Beginning in November 2016 and through June 2017, our stock price experienced extreme price and volume fluctuations having nothing to do with the performance of our business. We do not know the cause of such fluctuations, but such fluctuations have resulted in significant adverse consequences to us. Trading in our ordinary shares was halted by the Nasdaq Stock Market in June 2017 due to the fluctuations, and class action litigations have been filed against us due to such fluctuations and the trading halt. Although we do not believe that the class action litigations have any merit and we believe that that the halt on our ordinary shares will soon be lifted, we cannot predict the outcome of the litigations or how Nasdaq, or whether other regulatory agencies (such as the SEC), will proceed against us. If a judgment is entered against us in the class action litigations or if a regulatory agency takes action against us, our business may suffer and the value of our ordinary shares may significantly decrease.

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

Of the ordinary shares of the Company issued to the WFG Shareholders, an aggregate of 1,680,000 of such shares (“Escrow Shares”) were placed in escrow pursuant to an escrow agreement (“Indemnity Escrow Agreement”) entered into by the Company, Continental Stock Transfer & Trust Company, as escrow agent, the WFG Shareholders and a representative of WFG at Closing. The Escrow Shares provide a fund of payment to the Company with respect to its post-closing rights to indemnification under the Merger Agreement for breaches of representations and warranties and covenants by WFG and its subsidiaries and the WFG Shareholders. The escrow is the sole remedy for the Company for its rights to indemnification under the Merger Agreement. Claims for indemnification may be asserted against the escrow fund by the Company once its damages exceed a $2,000,000 threshold and are reimbursable to the full extent of the damages in excess of such amount, subject to certain exceptions. The 1,680,000 shares held in escrow shall be released on the earlier of (a) the 30th day after the date the Company has filed with the SEC its Annual Report for the year ending June 30, 2016 and (b) March 31, 2017, subject to reduction based on shares cancelled for claims ultimately resolved and those still pending resolution at the time of the release. As of June 30, 2017, all of the 1,680,000 shares held in escrow have been released.

We are subject to the provisions of the exempted company incorporated under the Companies Law (2013 Revision) of the Cayman Islands. Our principal executive offices are located at 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024, People’s Republic of China, and our US office is located at 641Lexington Ave, 29th Floor, New York, NY 10022.  Our telephone number is 646-694-838 and our website is located at winsfinance.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report).

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

At June 30, 2017, Dongsheng Guarantee, our operating subsidiary in the PRC, with approximately $47.7 million (or RMB300 million) of registered capital, was ranked as one of the top 10 financing guarantee companies in Shanxi Province, in terms of registered capital (Source: State Administration of Industry and Commerce).

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

Effective and practical risk management system for Chinese SME lending

With more than ten years of operating history in serving the financing needs of SMEs, which has sharpened our specialized insight into the business and credit environment SMEs face, we can provide innovative financing solutions based upon the financing needs and creditworthiness of our customers. As most SMEs lack collateral at a level required by traditional commercial banks and are therefore excluded from mainstream bank financing sources, our financing solutions (including financial guarantees and financial leasing) help bridge the “credit-gap” between otherwise creditworthy SMEs and traditional commercial banks in China. Our risk control system, built upon “Trusted Business Circles” of core customers, has proven to be extremely cost-effective, practical and efficient under current conditions in China. Historically in China, due to the fact that the legal system is not fully developed, business trust and honoring of business commitments exists in small circles of personal relationships rather than in a more objective environment. Lending through core enterprises’ “Trusted Business Circles” resolves the information asymmetry in SME lending and provides transparency into customers’ business operations. See the section titled “Our Risk Management” below for additional information on our risk management policies.

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

Our products

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial guarantees; (2) financial leasing; and (3) financial advisory and agency services. The following table shows the components of revenue, their respective percentages of our net fee and interest income for the period indicated:

	For the year ended June 30,
	2017		2016		2015
	US$’000%		US$’000%		US$’000%
Guarantee service income	2,839	31%	6,193	64%	7,861	53%
Direct financing lease income	6,047	65%	3,164	32%	3,547	24%
Financial advisory and agency income	357	4%	403	4%	3,387	23%
Total revenues	9,243	100%	9,760	100%	14,795	100%

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

When we act as a guarantor for a bank financing, the lending bank generally requires us to deposit a certain amount of cash in a segregated account, as a form of security. Typically, the amount of such deposit is equivalent to a minimum 10% to 20% of the financing guarantee, depending on our reputation and credibility with the lending bank. The security deposit is returned to us with interest upon the release of our guarantee obligation. If the borrower does not repay the loan at the maturity date, the lending bank will send WFG a notice about the delinquent payment and we will then negotiate with the borrower to arrive at a plan to repay the loan. If the borrower cannot repay the loan within 30 days after the notice, the borrower is determined to have defaulted on its loan and the lending bank would withdraw funds directly from our security deposit account to offset the default of principal and the interest. After the withdrawal, if the total security deposits are not sufficient to cover all the outstanding guarantee loans, we will be requested to transfer more funds into the security deposit account.

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

Financial Leasing

Our financial leasing business was registered in 2009 for the purpose of providing financing through equipment leasing or equipment-purchase-lease-back services to qualified SME clients. Our leasing operation has executed an aggregate of US$192.9 million leasing contracts since its establishment. But our business in financial leasing is still at an early stage of development, with significant opportunity for expansion.

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

As of June 30, 2017, two customers accounted for 13.2% and 11.0%, respectively, of the aggregate balances of loans guaranteed by Dongsheng Guarantee. As of June 30, 2016, one customer accounted for 10.5% of the aggregate balances of loans guaranteed by Dongsheng Guarantee.

For the year ended June 30, 2017, there were two customers that accounted for 19% and 13% of our revenue, respectively. For the year ended June 30, 2016, there were no customers that individually accounted for 10% or more of our revenue.

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

Legal Proceedings

Except as described below, we are not and have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position and results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations, or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Any such claims, even if lacking merit, could result in the expenditure of managerial resources and materially adversely affect its business, financial condition and results of operations.

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2017, the Company was involved in 3 lawsuits in China, of which 2 of the legal actions were initiated by the Company as plaintiff in relation to the guarantee business, and in the other of which the Company is a defendant in relation to its financing lease business (see below). The Company initiated legal proceedings to collect delinquent balances, interest and penalties from guarantees. 2 of these cases with an aggregated claim of $624,169 have been adjudicated by the Court in favor of the Company and these cases are in the process of being enforced.

On October 31, 2014, King & Wood Mallesons filed a complaint in Xicheng District People's Court of Beijing on behalf of its client for breach of contract against Jinshang Leasing, our subsidiary. On February 3, 2015, the court agreed with Jinshang Leasing that it did not have jurisdiction over the proceeding, and the case was transferred to the court in Beijing, Haidian. There has been no activity in the case since it was transferred to the Beijing Haidian court. We believe that resolution of this matter will not result in any payment that, in the aggregate, would be material to our financial position or results of operations.

As of June 30, 2017, the Company and certain of its executive officers have been named as defendants in one civil securities lawsuit filed in U.S. District Courts. On April 20, 2017, Michel Desta filed a securities class action complaint in the District Court for the Central District of California seeking monetary damages against us, Jianming Hao, Renhui Mu, Peiling (Amy) He, and Junfeng Zhao (entitled Desta v. Wins Finance Holdings, Inc., et al.; C.D. Cal. Case No. 2:17-cv-02983) (hereafter, the “California Action”). On June 26, 2017, the Court issued an Order appointing lead plaintiffs and lead counsel, and on August 25, 2017 lead plaintiffs filed an Amended Class Action Complaint. The Amended Complaint (which did not name Peiling (Amy) He as a defendant), alleges a claim against us for securities fraud purportedly arising from alleged misrepresentations concerning Wins’ principal executive offices (which alleged misrepresentations resulted in Wins being added to, and then removed from, the Russell 2000 index). On October 24, 2017, we moved to dismiss the Amended Complaint for failure to state a claim as against us. That motion remains pending. The Amended Complaint does not specifically allege the damages purportedly suffered by the class, and we are not yet able to provide a reliable estimate of any such damage claim. We believe that the claims from this proceeding are without merit and we are vigorously defending this proceeding.

C. Organizational Structure

The following is an organizational chart setting forth the ownership of our company’s subsidiaries:

Our Current Corporate Structure

D. Property, Plants and Equipment

Our company office space at (a) 641 Lexington Ave., 29th Floor, New York, NY 10022, (b) 1F, Building 7, No. 58. Jianguo Road, Chaoyang District, Beijing, 100024, the PRC, and (c) No. 229.Yutai Road, Yuci District, Jinzhong City, Shanxi Province, 030600, the PRC. We believe that its office space is sufficient for its current purposes.

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

Our financial guarantee business was started in 2006, and is currently one of the top 10 financing guarantee operations in Shanxi Province in terms of registered capital (Source: State Administration of Industry and Commerce). We typically provide a one-year term of guarantee for customers’ loans and the guarantee scope typically covers the principle amount and interest. Our guarantee fee, which is calculated with reference to the principle amount, annual guarantee fee rate and the term of the guarantee, ranges from 2% to 6%. As of June 30, 2017 and 2016, our outstanding guarantee balance was $67.3 million and $86.3 million, respectively. The decrease in outstanding guarantee balance at June 30, 2017 compared to June 30, 2016 was primarily attributable to fewer clients passing our risk control assessment.

We make short term investments in asset management products issued by banks and financial institutions with original maturities of one, three or five years but which could be redeemed at any time. The balance was $187.9 million and $149.8 million on June 30, 2017 and 2016, respectively, with annualized interest rates from 5% to 13%.

Credit risks, including customer defaults from the guarantee business and impairment losses on the investment in financial leases, are inherent in our business. Our risk control system, based upon our “Trusted Business Circle” of core enterprises, has proved practical and efficient given the limitations in the current credit system in China. Our default rates were 2.3%, and 2.9% in our guarantee business for the years ended June 30, 2017 and 2016, respectively. During these periods there were several financial leasing contracts outstanding. The impaired losses of our lease receivables were $0.03 million and $0.6 million for the years ended June 30, 2017 and 2016, respectively.

Our net revenue, which consists primarily of guarantee commissions, direct financing lease interest income, and financial advisory and lease agency income, was $9,726,685 for the year ended June 30, 2017, representing an increase of $4,218,401, or 76.6%, from $5,508,284 for the year ended June 30, 2016. Interest on short-term investments was $13,752,538 for the year ended June 30, 2017, representing a decrease of $206,002 from $13,958,540 for the year ended June 30, 2016. Net income for the year ended June 30, 2017 was $ 20,349,791, representing an increase of $8,232,394, or 68.0%, from $12,117,397 for the year ended June 30, 2016.

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

Our results of operations are also affected by the provision for guarantee losses and impairment allowance for the investment in financial leases which are a noncash item and represent an assessment of the risk of future guarantee losses and impairment losses. The amount of provisions or allowances has been recorded based on management’s assessment. We may increase or decrease the allowance for guarantee losses and impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Any change in the allowance for guarantee or loan losses would have an effect on our financial condition and results of operations.

We hold a significant amount of short-term investments in assets management products issued by banks and financial institutions, including government bonds, corporate bonds and central bank notes. The interest income on these assets highly depends on market interest rate in the market of investment products especially government bonds and corporate bonds, and the management ability of the asset management companies. Any changes on the market conditions will affect our interest income from those investments and then the financial results.

Results of Operations

Year Ended June 30, 2017 Compared to Year Ended June 30, 2016

	For the years ended June 30,		Changes
	2017	2016	$	%
Guarantee service income
Commissions and fees on financial guarantee services	$2,839,194	$6,193,225	$(3,354,031)	(54.2)%
Reversal of provision (provision) on financial guarantee services	3,208,827	(2,907,999)	6,116,826	210.3%
Commission and fees on guarantee services, net	6,048,021	3,285,226	2,762,795	84.1%

Direct financing lease income
Direct financing lease interest income	6,047,172	3,164,317	2,882,855	91.1%
Interest expense for direct financing lease	(2,094,587)	(524,409)	1,570,178	299.4%
Business collaboration fee and commission expenses for leasing projects	(603,873)	(222,206)	381,667	171.8%
Provision for lease payment receivable	(27,332)	(597,444)	(570,112)	(95.4)%
Net direct financing lease interest income after provision for receivables	3,321,380	1,820,258	1,501,122	82.5%

Financial advisory and agency income	357,284	402,800	(45,516)	(11.3)%
Net revenue	9,726,685	5,508,284	4,218,401	76.6%

Non-interest income
Interest on short-term investment	13,752,538	13,958,540	(206,002)	(1.5)%
Total non-interest income	13,752,538	13,958,540	(206,002)	(1.5)%

Non-interest expense
Business taxes and surcharge	(4,406)	(167,867)	(163,461)	(97.4)%
Salaries and employees surcharge	(879,595)	(1,524,720)	(645,125)	(42.3)%
Rental expenses	(247,684)	(271,357)	(23,673)	(8.7)%
Other operating expenses	(46,258)	(4,621,038)	(4,574,780)	(99.0)%
Total non-interest expense	(1,177,943)	(6,584,982)	(5,407,039)	(82.1)%

Income before taxes	22,301,280	12,881,842	9,419,438	73.1%

Income tax expense	(1,951,489)	(764,445)	1,187,044	155.3%
Net Income	$20,349,791	$12,117,397	$8,232,394	67.9%

Net Revenue

Our net revenue consists of commissions and fees on our financial guarantee services, direct financing lease interest income, and financial advisory and lease agency income. Net revenue increased by $4.2 million, or 76.6% to $9.7 million for the year ended June 30, 2017, compared to $5.5 million for the year ended June 30, 2016. The increase was primarily attributable to the increase of $2.8 million in net commissions and fees on financial guarantee services and an increase of $1.5 million in net direct financing lease interest income, partially offset by a decrease of $0.05 million in financial advisory and lease agency income.

Net commissions and fees on financial guarantee services, net direct financing lease interest income, and financial advisory and lease agency income for the year ended June 30, 2017 were $6.0 million, $3.3 million and $0.4 million, respectively, accounting for 62.2%, 34.1% and 3.7% of the net revenue, respectively.

	For the years ended June 30,
	2017		2016		Changes
	USD	Percentage of Revenue	USD	Percentage of Revenue	$	%
Net commission and fees on guarantee services	$6,048,021	62.2%	$3,285,226	59.7%	$2,762,795	84.1%
Net direct financing lease interest income	3,321,380	34.1%	1,820,258	33.0%	1,501,122	82.5%
Financial advisory and agency income	357,284	3.7%	402,800	7.3%	(45,516)	(11.3)%
Total	$9,726,685	100.0%	$5,508,284	100.0%	$4,218,401	76.6%

Guarantee Service Income

Commissions and fees on financial guarantee services

Commissions and fees on financial guarantee services decreased by $3.4 million, or 54.2%, to $2.8 million for the year ended June 30, 2017, compared to $6.2 million for the year ended June 30, 2016. The decrease was primarily attributable to reduced lending activity due to the economic recession in Shanxi province and our increased scrutiny of potential clients as a result thereof.

Provision for guarantee losses

We provide a “Specific Allowance” for the financial guarantee services if any specific collectability risk is identified, and a “General Allowance”, based on total guarantee contract amount of those transactions with no specific risk identified, to be used to cover unidentified probable loss. Based on historical experience and analysis of the economic environment, we estimate the General Allowance to be 1% of guarantee contract amount balances.

On March 21, 2016, Jinzhong Bank Co., Ltd. withdrew $0.9 million for interest and penalties from the Company's deposit account for the default on a loan of $4.5 million (RMB 30 million) borrowed by JinzhongHoufeng Trading Co., Ltd., one of our clients. We evaluated the potential default losses based on JinzhongHoufeng Trading Co., Ltd.'s financial position and counter-guarantee collateral and accrued approximately $3.3 million (RMB 21 million) as a Specific Allowance of guarantee losses.

In December 2016 and February 2017, Jinzhong Houfeng Trading Co., Ltd repaid the default on the loan of $4.5 million (RMB 30 million), and also repaid the compensation to our company of $0.9 million (RMB 6 million), so we reversed the Specific Allowance of the guarantee losses of $3.1 million (RMB 21 million).

The following table shows changes of allowance on financial guarantee services for the years ended June 30, 2017 and 2016:

	For the years ended June 30
	2017	2016
Beginning balance	$3,079,684	$1,261,868
Reversal of general allowance	(126,211)	(355,313)
Specific allowance (reversal)	(3,082,616)	3,263,312
Direct write-off against the allowance
- Direct write-down for guarantees paid on behalf	-	(932,375)
- Reversal - recoveries by cash	880,747	-
Effect of foreign exchange rate	(78,457)	(157,808)
Ending balance	$673,147	$3,079,684

Commissions and fees on guarantee services, net

Net commissions and fees on guarantee services increased by $2.8 million, or 84.1%, to $6.0 million for the year ended June 30, 2017, compared to $3.3 million for the year ended June 30, 2016.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income increased by $2.9 million, or 91.1%, to $6.0 million for the year ended June 30, 2017, compared to $3.2 million for the year ended June 30, 2016. The increase was primarily attributable to new leasing contracts of approximately $35.6 million (principal and contractual interest) during the year of June 30, 2017.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases increased by $1.6 million, or 299.4%, to $2.1 million for the year ended June 30, 2017, compared to $0.5 million for the year ended June 30, 2016. The increase was primarily attributable to the increase in the average balance of outstanding loans from banks and other financial institutions.

Business collaboration fee and commission expenses for leasing projects

We pay fees and commissions on collaboration for leasing projects for services rendered during the transaction process. Such fee and commissions increased by $0.4 million, or 171.8%, to $0.6 million for the year ended June 30, 2017, compared to $0.2 million for the year ended June 30, 2016. The increase was primarily attributable to new leasing contracts in 2017.

Provision for lease payment receivable

We accrue allowances for the impairment on its investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable decreased by $0.6 million, or 95.4%, to $0.03 million for the year ended June 30, 2017, from $0.6 million for the year ended June 30, 2016. The provision for the year ended June 30, 2016 was caused by an increase of $56 million in minimum lease payments receivable. There was no significant inter-year change in minimum lease payment receivable in the year ended June 30, 2017, resulting in only a $0.03 million provision charged as expenses in the year.

Net direct financing lease interest income after provision for receivables

Net direct financing lease interest income after provision for receivables increased by $1.5 million, or 82.5%, to $3.3 million for the year ended June 30, 2017, compared to $1.8 million for the year ended June 30, 2016.

Financial advisory and agency income

Financial advisory and lease agency income decreased by $0.05 million to $0.36 million for year ended June 30, 2017, from $0.4 million for the year ended in June 30, 2016.

Non-interest income

Interest on short-term investments

Interest on short-term investments decreased by $0.2 million to $13.8 million for the year ended June 30, 2017, compared to $14.0 million for the year ended June 30, 2016. The decrease was primarily attributable to the decreased return on short-term investments in the local capital markets.

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, share-based compensation, depreciation of equipment, professional fees, consultation fee and office supplies. Non-interest expenses decreased by $5.4 million, or 82.1%, to $1.2 million for the year ended June 30, 2017, compared to $6.6 million for the year ended June 30, 2016. Share-based compensation charged as non-interest expenses in the prior year was $1.9 million, relating to the options granted to our directors and executive officers. We recorded a negative amount of $1.5 million share-based compensation in the current year, primarily resulted from the reversal of such expense due to the termination of the options prior to vesting. In addition, salaries and employee surcharges decreased by $0.6 million primarily due to a reduction in headcount. Professional fees were high in the year ended June 30, 2016 due in part to the Business Combination in October 2015, and these expenses decreased $0.4 million in the year ended June 30, 2017 as compared to the same period last year.

Income taxes

The income tax rate of our PRC subsidiaries is 25% pursuant to the Enterprise Income Tax (“EIT”) Law. According to the Tax Regulation Caishui [2012] No. 25 issued by the Ministry of Finance of the People’s Republic of China, credit guarantee institutions for SMEs are subject to a pre-tax deduction for the provision of default losses equal to 1% of the outstanding guarantee balance, and 50% of guarantee income in current year should be deferred and taxable in the next year. According to Tax Regulation Caishui [2008] No.1, the income from investment in assets management products is subject to a tax-exemption.

Income taxes increased by $1.2 million, to $2.0 million, for the year ended June 30, 2017, compared to $0.8 million for the year ended June 30, 2016. The increase was primarily attributable to the increase in taxable income, which mainly consisted of income before taxes excluding the interest on short-term investments that was tax-exempt. For the years ended June 30, 2017 and 2016, income before taxes excluding the interest on short-term investments and non-deductible share-based compensation and offshore expenses was $7.8 million and $2.6 million respectively.

Net income

As a result of the above, net income increased by $8.2 million, or 67.9%, to $20.3 million for the year ended June 30, 2017, compared to $12.1 million for the year June 30, 2016.

Year Ended June 30, 2016 Compared to Year Ended June 30, 2015

	For the years ended June 30,		Changes
	2016	2015	$	%
Guarantee service income
Commissions and fees on financial guarantee services	$6,193,225	$7,860,629	$(1,667,404)	(21.2)%
(Provision) reversal of provision on financial guarantee services	(2,907,999)	576,456	(3,484,455)	(604.5)%
Commission and fees on guarantee services, net	3,285,226	8,437,085	(5,151,859)	(61.1)%

Direct financing lease income
Direct financing lease interest income	3,164,317	3,547,273	(382,956)	(10.8)%
Interest expense for direct financing lease	(524,409)	(188,173)	336,236	178.7%
Business collaboration fee and commission expenses for leasing projects	(222,206)	(265,829)	(43,623)	(16.4)%
Provision for lease payment receivable	(597,444)	(70,467)	526,977	747.8%
Net direct financing lease interest income after provision for receivables	1,820,258	3,022,804	(1,202,546)	(39.8)%

Financial advisory and agency income	402,800	3,386,586	(2,983,786)	(88.1)%
Net revenue	5,508,284	14,846,475	(9,338,191)	(62.9)%

Non-interest income
Interest on short-term investment	13,958,540	16,657,246	(2,698,706)	(16.2)%
Total non-interest income	13,958,540	16,657,246	(2,698,706)	(16.2)%

Non-interest expense
Business taxes and surcharge	(167,867)	(200,223)	(32,356)	(16.2)%
Salaries and employees surcharge	(1,524,720)	(424,872)	1,099,848	258.9%
Rental expenses	(271,357)	(190,239)	81,118	42.6%
Other operating expenses	(4,621,038)	(1,468,741)	3,152,297	214.6%
Total non-interest expense	(6,584,982)	(2,284,075)	4,300,907	188.3%

Income before taxes	12,881,842	29,219,646	(16,337,804)	(55.9)%

Income tax expenses	(764,445)	(3,146,993)	(2,382,548)	(75.8)%
Net income	$12,117,397	$26,072,653	$(13,955,256)	(53.5)%

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

Net commissions and fees on financial guarantee services, net direct financing lease interest income, and financial advisory and lease agency income for the year ended June 30, 2016 were $3.3 million, $1.8 million and $0.4 million, respectively, accounting for 59.6%, 33.0% and 7.3% of the net revenue, respectively.

The following table breaks down the components of net revenue:

	For the years ended June 30,
	2016		2015		Changes
	USD	Percentage of Revenue	USD	Percentage of Revenue	$	%
Net commission and fees on guarantee services	$3,285,226	59.7%	$8,437,085	56.8%	$(5,151,859)	(61.1)%
Net direct financing lease interest income	1,820,258	33.0%	3,022,804	20.4%	(1,202,546)	(39.8)%
Financial advisory and agency income	402,800	7.3%	3,386,586	22.8%	(2,983,786)	(88.1)%
Total	$5,508,284	100.0%	$14,846,475	100.0%	$(9,338,191)	(62.9)%

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

Based on historical experience and analysis of the economic environment, we estimate the General Allowance to be 1% of guarantee contract amount balances, and we made reversals of guarantees in the amount of $0.4 million, and made a Specific Allowance of $3.3 million for the year ended June 30, 2016. $0.9 million was written-off during the year ended June 30, 2016.

On March 21, 2016, Jinzhong Bank Co., Ltd. withdrew $0.9 million for interest and penalties from the Company's deposit account for the default on a loan of $4.5 million (RMB 30 million) borrowed by JinzhongHoufeng Trading Co., Ltd., one of our clients in its guarantee business. We evaluated the potential default losses based on JinzhongHoufeng Trading Co., Ltd.'s financial position and counter-guarantee collateral and accrued approximately $3.3 million (RMB 21 million) as Specific Allowance of guarantee losses.

The following table shows changes of allowance on financial guarantee services for the years ended June 30, 2016 and 2015:

	For the years ended June 30
	2016	2015
Beginning balance	$1,261,868	$1,826,768
Reversal of general allowance	(355,313)	(576,456)
Specific allowance	3,263,312	-
Direct write-off against the allowance	(932,375)	-
Effect of foreign exchange rate	(157,808)	11,556
Ending balance	$3,079,684	$1,261,868

Commissions and fees on guarantee services, net

Net commissions and fees on guarantee services decreased by $5.1 million, or 61.1%, to $3.3 million for the year ended June 30, 2016, compared to $8.4 million for the year ended June 30, 2015.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income decreased by $0.3 million, or 10.8%, to $3.2 million for the year ended June 30, 2016, compared to $3.5 million for the year ended June 30, 2015. The decrease was primarily attributable to a decrease in interest rates due to market conditions and fewer new contracts at the beginning of fiscal year ended June 30, 2016 due to difficult economic conditions.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases increased by $0.3 million, or 178.7%, to $0.5 million for the year ended June 30, 2016, compared to $0.2 million for the year ended June 30, 2015. The increase was primarily attributable to the increase in the balance of outstanding loans from banks and other financial institutions.

Business collaboration fee and commission expenses for leasing projects

We paid fees and commissions total $0.2 million and $0.3 million on collaboration for services rendered during the transaction process for leasing projects for the years ended June 30, 2016 and 2015, respectively.

Provision for lease payment receivable

We accrue allowances for the impairment on its investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable increased by $0.5 million, or 747.8%, to $0.6 million for the year ended June 30, 2016, from $0.07 million for the year ended June 30, 2015. The increase in the year ended June 30, 2016 was the result of an increase in minimum lease payment receivable of $56 million for the year.

Net direct financing lease interest income after provision for receivables

Net direct financing lease interest income after provision for receivables decreased by $1.2 million, or 39.8%, to $1.8 million for the year ended June 30, 2016, compared to $3.0 million for the year ended June 30, 2015.

Financial advisory and agency income

Financial advisory and lease agency income decreased by $3.0 million to $0.4 million for year ended June 30, 2016, from $3.4 million for the year ended in June 30, 2015. The decrease was primarily attributable to there being no new advisory and lease agency contracts from 2016.

Non-interest income

Interest on short-term investments

Interest on short-term investments decreased by $2.7 million to $14.0 million for the year ended June 30, 2016, compared to $16.7 million for the year ended June 30, 2015. The decrease was primarily attributable to the decrease in the balance of short-term investments, which decreased by $34.3 million.

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, Share-based compensation, depreciation of equipment, professional fees, consultation fee and office supplies. Non-interest expenses increased by $4.3 million, or 188.3%, to $6.6 million for the year ended June 30, 2016, compared to $2.3 million for the year ended June 30, 2015. The increase was primarily attributable to an increase of $1.9 million in share-based compensation to our directors and executive officers for options granted in the year and increases in salaries, legal fees, auditing fees and consulting fees for investor relations in connection with being a public company.

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

Income taxes decreased by $2.4 million, or 75.7%, to $0.8 million for the year ended June 30, 2016, compared to $3.1 million for the year ended June 30, 2015. The decrease was primarily attributable to the decrease in taxable income, which mainly consisted of income before taxes excluding the interest on short-term investments that was tax-exempt. For the years ended June 30, 2016 and 2015, income before taxes excluding the interest on short-term investments and non-deductible share-based compensation and offshore expenses was $2.6 million and $12.6 million respectively.

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

Significant accounting estimates reflected in the financial statements include, but are not limited to: (i) the allowance for doubtful receivables; (ii) estimates of losses on unexpired contracts and financial guarantee service contracts; (iii) accrual of estimated liabilities; (iv) useful lives of long-lived assets; (v) impairment of long-lived assets; (vi) valuation allowance for deferred tax assets; (vii) contingencies; and (viii) share-based compensation.

Operating segments

ASC 280, Segment Reporting, requires companies to report financial and descriptive information about their reportable operating segments, including segment profit or loss, certain specific revenue and expense items, and segment assets. All of our activities are interrelated, and each activity is dependent and assessed based on how each of our activities supports the others.

Our chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for both the financing lease business and the guarantee business. The Company’s net revenues are all generated from customers in the PRC. Hence, we operate and manage our business within one reportable segment, which is to provide financial services in the PRC domestic market.

For the year ended June 30, 2017, there were two customers that accounted for 19% and 13% of our revenue, respectively. For the year ended June 30, 2016, there were no customers that individually accounted for 10% or more of our revenue. For the year ended June 30, 2015, there were three customers that accounted for 18%, 14% and 11% of our revenue, respectively. There were no other customers that each accounted for 10% or more of our revenue during the year ended June 30, 2015.

As of June 30, 2017, two customers accounted for 13.2% and 11.0%, respectively, of the aggregate balances of loans guaranteed by Dongsheng Guarantee. As of June 30, 2016, one customer accounted for 10.5% of the aggregate balances of loans guaranteed by Dongsheng Guarantee.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and all highly liquid investments with original maturities of three months or less that are unrestricted as to withdrawal and use.

Restricted Cash

Restricted cash represents cash pledged to banks by our subsidiary Dongsheng Guarantee, as guarantor for guarantee business customers. The banks providing loans to our guarantee service customers generally require Dongsheng Guarantee, as the guarantor of the loans, to pledge a cash deposit of a minimum of 10% to 20% of the guaranteed amount to an escrow account that is restricted from use. The deposit is released after the guaranteed bank loan is paid off and Dongsheng Guarantee’s guarantee obligations expire, which is usually within 12 months from the time the loan and guarantee are initiated.

Short-term investments

Investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year to five years that could be redeemed or are transferrable at any time are classified as short-term investments under the cost method. Our asset management products are managed by banks and financial institutions and invested in fixed-income financial products that are permitted by the China Securities Regulatory Commission (“SRC”), such as government bonds, corporate bonds and central bank notes. The investment portfolios of these products are not disclosed to us by the banks or financial institutions. If the banks and financial institutions are required to redeem these investments, they will redeem them at a price equal to the outstanding principal plus accrued and unpaid interest. We carry these cost method investments at cost and only adjust for other-than-temporary impairments and distributions of earnings. Management regularly evaluates the impairment of theses cost method investments at the individual security level. If the fair value of an investment is less than its amortized cost basis at the balance sheet date of the report period for which impairment is being assessed, management will determine whether the decline in fair value is temporary or permanent. If the decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as the new cost basis, and the amount of the write-down is included in current earnings. There is no impairment noted for either of the reporting periods presented herein.

Interest income from short-term investments is recognized when our right to receive payment is established. Accrued but unpaid interest income is recorded as interest receivable in the accompanying consolidated balance sheets.

Financial guarantee service contract

Our financial guarantee service contracts protect lenders by providing Dongsheng Guarantee’s agreement to pay an obligor’s obligations to a holder of the debt if the obligor fails to pay the obligations when they become due. Dongsheng Guarantee makes payment if the obligor fails in making payment when due. If the debtor defaults, the creditor would perform a direct claim on the guarantor. The financial guarantee service contract is classified as direct guarantee of indebtedness

The contract amounts reflect the extent of involvement we have in the guarantee transaction and also represents Dongsheng Guarantee’s maximum exposure to credit loss. Under PRC regulations, the maximum amount Dongsheng Guarantee may provide to its financial guarantee customers is 10 times its net assets. As of June 30, 2017 and 2016, the net assets of Dongsheng Guarantee were $205 million and $195 million, respectively.

Dongsheng Guarantee is a party to off-balance-sheet financial instruments in the normal course of business to meet the financing needs of its customers. Financial instruments whose contract amounts represent credit risk are as follows:

	June 30, 2017	June 30, 2016

Guarantee	$67,314,661	$86,289,058

Where Dongsheng Guarantee issues a guarantee, the fair value of the guarantee contract issued is initially recognized as unearned income from financial guarantee services within liabilities. The fair value of guarantees issued at the time of issuance is determined by reference to commissions charged in an arm’s length transaction for similar services, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

The fair value of the guarantee initially recognized as unearned income is amortized in profit or loss over the term of the guarantee as commissions and fees on financial guarantee services. In addition, provisions are recognized in accordance with Note 2(i) to the accompanying financial statements if and when (i) it becomes probable that the holder of the guarantee will call upon Dongsheng Guarantee under the guarantee, and (ii) the amount of that claim on Dongsheng Guarantee is expected to exceed the amount currently carried in unearned income in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

Guarantee paid on behalf of guarantee service customers

As guarantor of guarantee service customers’ loans from banks and financial institutions, Dongsheng Guarantee is obligated to repay to the banks or financial institutions for the unpaid principal and accrued interest of the loans when customers default on their loans. Repayments on behalf of guarantee service customers are recorded as guarantees paid on behalf of guarantee service customers in our consolidated balance sheets. As of June 30, 2017 and 2016, uncollected guarantees paid on behalf of guarantee service customers from guarantee service customers on whose behalf Dongsheng Guarantee had repaid the loans were $1,560,615 and $2,039,684, respectively. Management performs an evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. As of June 30, 2017 and 2016, the Company accrued allowance on the balance in “Allowance on financial guarantee services”.

.

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

The methodology used to estimate the liability for possible guarantee losses considers the guarantee contract amounts and a variety of factors, which include, depending on the counterparty, the latest financial position and performance of the borrowers, actual defaults, estimated future defaults, historical loss experience, estimated value of collateral or guarantees the customers or third parties offered, and other economic conditions, such as economic trends in the area and the country. The estimates are based upon information available at the time the estimates are made. It is possible that prior experience and default history of the borrowers are not indicative of future losses on guarantees made. Any increase or decrease in the provision would affect our consolidated income statements in future years.

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

	For the years ended June 30,
	2017	2016	2015

Allowance on financial guarantee at the beginning of period	$3,079,684	$1,261,868	$1,826,768
Provision (reversal) of general allowance	(126,211)	(355,313)	(576,456)
Specific allowance (reversal)	(3,082,616)	3,263,312	-
Direct write-downs against the allowance
- Direct write-down for guarantees paid on behalf	-	(932,375)	-
- Reversal - recoveries by cash	880,747	-	-
Effect of foreign currency translation	(78,457)	(157,808)	11,556
Allowance on financial guarantee at the end of year	$673,147	$3,079,684	$1,261,868

The risk classification of outstanding guarantee contracts is as follows:

	Jun 30, 2017	Jun 30, 2016
Normal	$67,314,661	$86,289,058
Abnormal	-	-
Total outstanding guarantee loans	$67,314,661	$86,289,058

Collateral held for the guarantee

Depending on the results of our evaluation of the borrower’s credit, Dongsheng Guarantee may require the borrower and/or counter-guarantors to post collateral, primarily land use rights and building ownership and to a lesser extent, accounts receivable and equity interests. Usually, the collateral would have the value that can cover over 100% of the amount of the guarantee loans. We review the status and value of the collateral as one of the factors while determining the provision of guarantee losses. The value of the collateral is not recorded in the consolidated financial statements, for it is not our assets or liabilities. The value of the collateral held for the outstanding guarantee loans were approximately $99 million and $126 million as of June 30, 2017 and 2016, respectively.

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

The General Allowance Jinshang Leasing provided as of June 30, 2017 and 2016 were $867,316 and $858,362, respectively; and Specific Allowance were both nil. Jinshang Leasing made $27,332, $597,444 and $70,467 provision for General Allowance, and nil, nil and $1,011,999 were written off against Specific Allowance, during the years ended June 30, 2017, 2016 and 2015, respectively.

Revenue recognition

Revenue is recognized when there are probable economic benefits to us and when the revenue can be measured reliably, on the following:

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

The accrual of financing lease interest income is discontinued when a customer becomes 90 days or more past due on its lease or interest payments to Jinshang Leasing, unless we believe the interest is otherwise recoverable. Leases may be placed on non-accrual earlier if we have significant doubt about the ability of the customer to meet its lease obligations, as evidenced by consistent delinquency, deterioration in the customer’s financial condition or other relevant factors. Payments received while the lease is on non-accrual are applied to reduce the amount of the recorded value. We resume accruing the interest income when we determine that the interest has again become recoverable, as, for example, if the customer resumes payment of the previous interest, and shows material improvement in its operating performance, financial position, and similar indicators.

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

Jinshang Leasing acts as a financing agency between other financial leasing companies that need capital and financial institutions that are willing to provide capital. Other financial leasing companies factor to Jinshang Leasing their right to collect capital lease receivables in order to obtain capital from Jinshang Leasing, and Jinshang Leasing factors to other financial institutions its right to collect debts from these financial leasing companies in order to finance entirely the capital that Jinshang Leasing provides to other financial leasing companies. All of these factoring transactions are structured with recourse rights to the assignor of the receivable. Specifically, the financial institutions bear the credit risk should the financial leasing companies fail to repay capital lease receivables. Financial agency income that Jinshang Leasing earns from factoring transactions is accrued monthly as net interest income and payments that Jinshang Leasing makes on factoring loans from financial institutions are accrued monthly as interest cost, in each case in accordance with the terms of the factoring loan contracts. Jinshang Leasing recorded net interest income of nil in each of the years ended June 30, 2017, 2016, and 2015 on these financing agency transactions.

Property and equipment

Plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3% to 5% salvage value. The average estimated useful lives of property and equipment are discussed in Note 7 to the accompanying consolidated financial statements.

We eliminate the cost and related accumulated depreciation of assets sold or otherwise retired from the corresponding accounts and includes any gain or loss in the statements of income. We charge maintenance, repairs and minor renewals directly to expenses as incurred; major additions and improvements of equipment are capitalized.

Impairment of long-lived assets

We apply the provisions of ASC No. 360 Sub topic 10, “Impairment or Disposal of Long-Lived Assets” (ASC 360-10) issued by the Financial Accounting Standards Board (“FASB”). ASC 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

We test long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate we utilize to evaluate potential investments. We estimate fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2017, 2016 and 2015.

Fair value measurements

ASC Topic 825, Financial Instruments (“Topic 825”) requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Topic 825 excludes certain financial instruments and all non-financial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of our company.

Level 1 -	inputs are based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

As of June 30, 2017 and 2016, our financial instruments primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank loans, loans receivable and loans payable which were carried at cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

Foreign currency translation

Our functional currency is the United States Dollar (“USD”). The functional currency of our subsidiaries in the PRC is the Chinese Yuan, or Renminbi (“RMB”).

For financial reporting purposes, the financial statements of Jinshang Leasing and Dongsheng Guarantee are prepared using RMB and translated into our functional USD currency at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders' equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

Income taxes

We account for income taxes in accordance with FASB ASC Topic 740, “Income Taxes.” ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all of, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment of the changes.

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

Under the Corporate Income Tax Law of the PRC and related regulations (collectively, (the “CIT Law”), small business credit guarantee institutions are allowed to deduct from taxable income an allowance for guarantee losses as follows:

(i)          Guarantee Compensation Reserve - up to 1% of the balance of liabilities guaranteed by us as of the end of each year; the Guarantee Compensation Reserve of the end of the previous year is required to be added to the current year’s taxable income.

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

Commitments and contingencies

In the normal course of business, we are subject to loss contingencies, such as legal proceedings and claims arising out of our business, that cover a wide range of matters, including, among other things, government investigations and tax matters. In accordance with ASC No. 450 Sub topic 20, “Loss Contingencies”, we record accruals for such loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

Liquidity and Capital Resources

We have funded working capital and other capital requirements primarily by equity contribution from shareholders, cash flow from operations, and bank and other loans. Cash is required to maintain security deposits at banks, to issue capital leases to customers, to repay debts, to make default payments, salaries, office rental expenses, income taxes and other operating expenses.

Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the next 12 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments, and may also need additional cash resources in the future if we wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the amount of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain a credit facility.

The following summarizes the key components of our cash flows for the years ended June 30, 2017 and 2016:

	For the years ended
	June 30,
	2017	2016
Net cash provided by (used in) operating activities	$13,201,598	$(35,611,981)
Net cash (used in) provided by investing activities	(37,849,962)	18,229,592
Net cash (used in) provided by financing activities	(4,559,561)	56,637,156
Effect of exchange rate change on cash and cash equivalents	(953,758)	(1,973,893)
Net (decrease) increase in cash and cash equivalents	$(30,161,683)	$37,280,874

Net cash provided by operating activities was approximately $13.2 million for the year ended June 30, 2017, while net cash used in operating activities was $35.6 million for the year ended June 30, 2016. The net cash provided by operating activities for the year ended June 30, 2017 mainly consisted of $20.3 million of cash provided by the net income of current year and $1.7 million of deposits from direct financing leases, offset by $3.6 million of cash used in minimum lease payment receivable and $3.2 million of reversal of provision for guarantee. The net cash used in operating activities for the year ended June 30, 2016 mainly consisted of $53.1 million of cash used in the minimum lease payment receivable, offset by $12.1 million of cash generated from the net income.

Net cash used in investing activities was approximately $37.8 million for the year ended June 30, 2017, while net cash provided by investing activities was $18.2 million for the year ended June 30, 2016. Net cash used in investing activities for the year ended June 30, 2017 mainly consisted of (a) $73.4 million of purchases of short-term investments, offset by $32.3 million of proceeds from maturities of short-term investments; and (b) $19.8 million of deposits paid to and $22.8 million of deposits released from banks for financial guarantee services. Net cash provided by investing activities for the year ended June 30, 2016 mainly consisted of (a) $44.3 million of proceeds from maturities of short-term investments, offset by $23.9 million of purchases of short-term investments; (b) $26.6 million of deposits released from and $24.2 million of deposits paid to banks for financial guarantee services; and (c) placement of pledged deposits of $4.7 million.

Net cash used in financing activities was approximately $4.6 million for the year ended June 30, 2017, while net cash provided by financing activities was $56.6 million for the year as ended June 30, 2016. Net cash used in financing activities for the year ended June 30, 2017 mainly consisted of $16.3 million to repay long term loans, offset by $11.8 million of proceeds from long term loans. Net cash provided by financing activities for the year ended June 30, 2016 mainly consisted of $46.6 million of proceeds from long term loans and $29.7 million of capital paid in by owners, offset by $17.0 million payment to Bluesky LLC for the repurchase of 1,480,000 ordinary shares and $2.5 million repayment of long term loans.

The following summarizes the key components of our cash flows for the years ended June 30, 2016 and 2015:

	For the years ended
	June 30,
	2016	2015
Net cash (used in) provided by operating activities	$(35,611,981)	$31,180,609
Net cash provided by (used in) investing activities	18,229,592	(26,208,001)
Net cash provided by (used in) financing activities	56,637,156	(481,686)
Effect of exchange rate change on cash and cash equivalents	(1,973,893)	62,715
Net increase in cash and cash equivalents	$37,280,874	$4,553,637

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

Net cash provided by investing activities was approximately $18.2 million for the year ended June 30, 2016, while net cash used in investing activities was $26.2 million for the year ended June 30, 2015. Net cash provided by investing activities for the year ended June 30, 2016 was mainly consisted of (a) $44.3 million of proceeds from maturities of short-term investments, offset by $23.9 million of purchases of short-term investments, (b) $26.6 million of deposits released from banks and $24.2 million of deposits paid to banks for financial guarantee services; and (c) placement of pledged deposits of $4.7 million. Net cash used in investing activities for the year ended June 30, 2015 mainly consisted of (a) $183.3 million for the purchase of short-term investment, offset by $143.4 million of proceeds from the maturity of short-term investments, (b) $27.9 million of deposits paid to and $15.9 million of deposits released from banks for financial guarantee services, and (c) $21.6 million of cash lent to owners and $47.6 million of cash repaid by owners.

Net cash provided by financing activities was approximately $56.6 million for the year ended June 30, 2016, while net cash used in financing activities was $0.5 million for the year as ended June 30, 2015. Net cash provided by financing activities for the year ended June 30, 2016 mainly consisted of $46.6 million of proceeds of long term loans and $29.7 million of capital paid in by owners, offset by $17.0 million payment to Bluesky LLC for the repurchase of 1,480,000 ordinary shares, and $2.5 million repayment of long term loans. Net cash used in financing activities for the year ended June 30, 2015 was mainly consisted of $0.4 million of loans repaid to owners.

Commitments and Contractual Obligations

The following table presents our material contractual obligations as of June 30, 2017:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	5+ years
Bank loans for capital lease business–principal amount	$28,281,541	$14,905,027	$13,376,514	$-	$-
Other loans for capital lease business– principal amount	9,509,597	4,846,657	4,662,940	-	-
Due to a related party	464,000	464,000	-	-	-
Operating lease obligations	186,721	186,721	-	-	-
	$38,441,859	$20,402,405	$18,039,454	$-	$-

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

	Jun 30, 2017	Jun 30, 2016
Guarantee Balance	$67,314,661	$86,289,058

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and senior management

The following table sets forth information for our executive officers, directors and director nominees as of the date of this Annual Report. Unless otherwise stated, the address for our directors and executive officers is c/o WINS Finance Holdings Inc. 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024, PRC.

Name	Age	Position(s)
Renhui Mu	45	Chairman, Chief Executive Officer, Chief Operating Officer and Director
Junfeng Zhao	47	Chief Financial Officer and director
Haiming Guo(1)(2)(3)	43	Director
Guo Chen (1)(2)(3)	42	Director
Jingxiao Zhang(1)(2)(3)	40	Director

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

(3)	Member of our Nominating Committee

Executive Officers and Directors

Renhui Mu has served as Chief Operating Officer since October 2015 and as a Chairman and Chief Executive Officer since April 2017. Mr Mu has served as our Co-Chief Executive Officer from October 2015 to April 2017. Mr. Mu joined the Company in October 2013 and served as its Chief Executive Officer and Chief Operating Officer since such date. Previously, Mr. Mu served as a Deputy General Manager of China CITIC Bank (China) Enterprise Bank Department and General Manager of CITIC Bank (China) Enterprise Bank Beijing Branch from January 2010 to September 2013. From December 2006 to December 2009, Mr. Mu served as Vice President of ABN Beijing Branch Enterprise Bank Department. From January 2005 to December 2006, Mr. Mu served as Vice President of Energy and Resource Department in HSBC Bank. From 2000 to January 2005, Mr. Mu served as investment director in the water business department of Hong Kong Inter China Holdings Company. Mr. Mu is a licensed attorney. He got his Master of civil law and commercial law from Tsinghua University and his Bachelor of Arts in English from Tsinghua University in the PRC.

Junfeng Zhao has served as our Chief Financial Officer since August 2016 and served as a member of our board of directors since April 2017. Mr, Zhao served as our financial controller from May 2010 to August 2016. Prior to that, Mr. Zhao served as financial controller at Agria Corporation, a NYSE listed company (stock code: GRO), from 2006 to 2010. Prior to Agria, he served as financial controller at Shanxi Foodstuffs and Oils Import and Export Company from 1993 to 2006. Mr. Zhao obtained his Bachelor degree from Shanxi University of Finance and Economics in accounting.

Haiming Guo has served as a member of our board of directors since May 2016. Mr. Guo has served as Chief Data Officer of Beijing TianYao Information Technology Company, an internet consumer finance company since July 2015 and Vice Director of Finance Department of School of Business, Changzhou University, China since September 2012. He served as Technical Director of Rongxu Information Technology Company from August 2008 to August 2012. He received his Ph.D in Applied Mathematics from University of Maryland, Master of Arts in Economics from Nankai University, and Bachelor of Science in Mathematics from Nankai University.

Guo Chen has served as a member of our board of directors since May 2016. Mr. Chen has served as Vice President of Quantitative Research of ZM Financial Systems Limited, a technology company, since 2004. He obtained his Ph.D degree in applied mathematics from North Carolina State University in 2003, his Master degree of applied mathematics from Beijing University, China and his Bachelor degree of mathematics from Nankai University, China.

Jingxiao Zhang has served as a member of our board of directors since October 2015. Dr. Zhang has served as a professor of statistics and a doctoral supervisor at the Statistics Institute of Renmin University in China since May 2005. Dr. Zhang is also a senior researcher of Application of statistical science research center of Renmin University in China. Dr. Zhang focuses on big data analysis, credit risk analysis and finance stochastic analysis. Dr. Zhang obtained her Ph.D. of Sciences Degree from Academy of Mathematics and Systems Science, Chinese Academy of Sciences, her Masters degree from Renmin University, and her Bachelor Degree from Nankai University. She worked as a visiting scholar in University of Georgia and University of Michigan in 2006. From 2013 to 2014, Dr. Zhang worked as a visiting scholar in Hong Kong University of Science and Technology.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

The aggregate compensation paid and share-based compensation and other payments expensed by us to our directors and executive officers with respect to the year ended June 30, 2017 was $454,778. This amount includes approximately $181,903 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

Employment Agreements with Executive Officers

We have entered into a written employment agreement with Renhui Mu and Junfeng Zhao. These agreements contain provisions customary for a company in our industry regarding non-competition and confidentiality of information, but do not provide for a minimum term of employment. The enforceability of covenants not to compete in China and the United States may be subject to limitations.

Our agreement with each of Mr. Mu and Mr. Zhao does not provide for benefits upon the termination of his employment with us, other than payment of salary and benefits during the required notice period for termination of the agreement.

C.	Board Practices

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

Board Leadership Structure and Role in Risk Oversight

Mr. Mu serves as Chairman of the Board of Directors and as Chief Executive Officer of our company. We believe in the importance of independent oversight and we will endeavor to ensure that this oversight is truly independent and effective through a variety of means, including:

•	Having a majority of the board be considered independent.

•	At each regularly scheduled Board meeting, all independent directors will typically be scheduled to meet in an executive session without the presence of any management directors.

•	The charters for each of standing committees of the Board will require that all of the members of those committees be independent.

Given the small size of the Board of Directors, we do not believe that Mr. Mu’s combined role of Chief Executive Officer and Chairman impact the independent oversight of our majority independent board.

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

Nominating Committee Information

The nominating committee of our board of directors is comprised of HaimingGuo, Guo Chen and Dr. Jinxiao Zhang. Each of the members of the nominating committee is independent under the applicable Nasdaq listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

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

D. Employees

As of June 30, 2017, we had 39 full-time employees. We recruit personnel from the open market and enter into employment contracts with employees. We offer competitive remuneration packages to employees, including salaries and bonuses to qualified employees. We provide staff training on a regular basis to enhance employees’ knowledge of financial products in the market and the applicable laws and regulations in relation to the industry in which we operate.

E. Share Ownership

Share Ownership of Executive Officers and Directors

For information concerning the beneficial ownership of our ordinary shares by our executive officers and directors, see the table in Item 7A. “Major Shareholders and Related Party Transactions—Major shareholders.”

On February 14, 2017, Wins Finance terminated the option agreements with our directors and executive officers for no consideration.

As a result of the termination of such options and the automatic termination of options upon the previously announced departures of executive officers and directors of the Company, as of June 30, 2017, the Company did not have any options outstanding.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2017 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 19,837,642 ordinary shares outstanding as of September 30, 2017. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of September 30, 2017 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

As of September 30, 2017, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 352 holders of record. Such holders of record held, as of that date, 98.8% of our outstanding ordinary shares, the vast majority of which are held outside the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 1.2% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

	Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owner (1)	Number		Percent (2)
5% or Greater Shareholders (other than directors and executive officers)
Peilin Zhao	1,009,000	(3)	5.1%
Great Finance Holdings Limited	1,100,000	(4)	5.5%
Spectacular Bid Limited	13,440,000	(5)	67.7%
Cosmic Expert Ltd.	1,620,000	(6)	8.2%
Directors and Executive Officers
Renhui Mu	110		*
Junfeng Zhao	840,000	(7)	4.2%
All director and executive officers as a group (3 persons)	840,110		4.2%

*Less than 1% of our ordinary shares.

(1)	Unless otherwise indicated the business address for the above individuals and entities is c/o Wins Finance Holdings Inc., 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024.

(2)	The percentage of beneficial ownership is calculated based on 19,837,642 outstanding ordinary shares, as of September 30, 2017.

(3)	Peilin Zhao’s business address is 1908, 19/F, Block 2, No. 116 Guanganmenneidajie, Xuanwu Qu, Beijing China.

(4)	Represents shares held by Jing Zhao and Great Finance Holdings Limited, of which Ms. Zhao controls and therefore has voting and disposition power over such shares. The foregoing is based on a Schedule 13D/A filed October 16, 2015.

(5)	Freeman FinTech Corporation Limited controls Spectacular Bid Limited. Freeman FinTech Corporation Limited is a publicly traded company on the Hong Kong Stock Exchange.

(6)	Represents shares held by Cosmic Expert Ltd, which Wenyu Li controls. As such, she has voting and dispositive power over such shares.

(7)	Represents shares held by Glowing Assets Holdings Ltd, of which Mr. Zhao is the sole officer and director and as such controls the voting and disposition of such shares.

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

Our audit committee, pursuant to its written charter, is responsible for reviewing and approving related-party transactions to the extent the Company enters into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. Additionally, the Company requires each of its directors and executive officers to complete an annual directors’ and officers’ questionnaire that elicits information about related party transactions. These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

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

On May 29, 2015, Mr. Jianming Hao, then the Company’s Chairman and Co-Chief Executive Officer, loaned Sino $300,000 in order to meet Sino’s working capital needs. This loan made by Mr. Hao was evidenced by a promissory note. The promissory note was repaid upon the consummation of the Business Combination in cash.

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

At the closing of the Business Combination, 10% of the ordinary shares to be issued to the former WFG Shareholders including Renhui Mu, Hong Wang and Junfeng Zhao were deposited in escrow to provide a fund for payment to the Company with respect to its post-closing rights to indemnification under the merger agreement for breaches of representations and warranties and covenants by WFG and its shareholders, and for certain other indemnifiable matters. Claims for indemnification may be asserted by us once the damages exceed a $2,000,000 deductible (subject to certain exceptions), in which event the amount payable shall be the amount of the entire loss. As of June 30, 2017, all of the 1,680,000 shares held in escrow have been released.

On December 28, 2015, the Company, sold $8.5 million in convertible promissory notes (the “Notes”) to Bluesky LLC, an entity controlled by Jianming Hao then the Company’s Chairman and Co-Chief Executive Officer. The Notes bore interest at 4% per year and matured on December 28, 2016. The Notes were convertible into the Company’s ordinary shares at a price of $12.00 per share. The Notes were repaid on April 28, 2016.

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

On June 28, 2016, the Company repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180 and 1,480,000 shares from Bluesky LLC for $17,464,000. Bluesky LLC is a limited liability company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of JianmingHao then the Company’s Chairman and Co-Chief Executive Officer. Of the amounts payable to Bluesky, $17 million was paid.

On December 2, 2016, the Company repurchased 204,005 of its ordinary shares from Richard Xu, a former officer of the Company, for a consideration of $204.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information.

Financial Statements

See Item 18 – Financial Statements.

Legal Proceedings

Except as described below, we are not and have not been involved in any legal proceedings which may have, or have had, a significant effect on our business, financial position and results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations, or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Any such claims, even if lacking merit, could result in the expenditure of managerial resources and materially adversely affect its business, financial condition and results of operations.

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2017, the Company was involved in 3 lawsuits in China, of which 2 of the legal actions were iinitiated by the Company as plaintiff in relation to the guarantee business, and in the other of which the Company is a defendant in relation to its financing lease business (see below). The Company initiated legal proceedings to collect delinquent balances, interest and penalties from guarantees. 2 of these cases with an aggregated claim of $624,169 have been adjudicated by the Court in favor of the Company and these cases are in the process of being enforced.

On October 31, 2014, King & Wood Mallesons filed a complaint in Xicheng District People's Court of Beijing on behalf of its client for breach of contract against Jinshang Leasing, our subsidiary. On February 3, 2015, the court agreed with Jinshang Leasing that it did not have jurisdiction over the proceeding, and the case was transferred to the court in Beijing, Haidian. There has been no activity in the case since it was transferred to the Beijing court. We believe that resolution of this matter will not result in any payment that, in the aggregate, would be material to our financial position or results of operations.

As of June 30, 2017, the Company and certain of its executive officers have been named as defendants in one civil securities lawsuit filed in U.S. District Courts. On April 20, 2017, Michel Desta filed a securities class action complaint in the District Court for the Central District of California seeking monetary damages against us, Jianming Hao, Renhui Mu, Peiling (Amy) He, and Junfeng Zhao (entitled Desta v. Wins Finance Holdings, Inc., et al.; C.D. Cal. Case No. 2:17-cv-02983) (hereafter, the “California Action”). On June 26, 2017, the Court issued an Order appointing lead plaintiffs and lead counsel, and on August 25, 2017 lead plaintiffs filed an Amended Class Action Complaint. The Amended Complaint (which did not name Peiling (Amy) He as a defendant), alleges a claim against us for securities fraud purportedly arising from alleged misrepresentations concerning Wins’ principal executive offices (which alleged misrepresentations resulted in Wins being added to, and then removed from, the Russell 2000 index). On October 24, 2017, we moved to dismiss the Amended Complaint for failure to state a claim as against us. That motion remains pending. The Amended Complaint does not specifically allege the damages purportedly suffered by the class, and we are not yet able to provide a reliable estimate of any such damage claim. We believe that the claims from this proceeding are without merit and we are vigorously defending this proceeding.

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

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

Our ordinary shares were listed on the NASDAQ Capital Market on October 28, 2015 under the symbol “WINS.” Prior to that date, there was no public trading market for our securities. Our ordinary shares have been halted by the NASDAQ since June 7, 2017. We believe that trading will begin soon after this Annual Report on Form 20-F is filed with the SEC. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the NASDAQ Capital Market:

	High	Low
Fiscal Quarter Ended
December 31, 2015 (commencing October 28, 2015)	$12.23	$6.70
March 31, 2016	$12.36	$10.05
June 30, 2016	$15.60	$11.30
September 30, 2016 (through August 31, 2016)	$25.41	$13.50
Month Ended
March 2016	$11.83	$10.05
April 2016	$12.00	$10.60
May 2016	$12.99	$11.40
June 2016	$15.60	$11.30
July 2016	$21.65	$13.50
August 2016	$25.41	$18.91

Fiscal Quarter Ended
December 31,2016	$206.02	$25.22
March 31, 2017	$452.00	$144.99
June 30, 2017	$205.01	$20.01

Month
March 2017	$316.99	$144.99
April 2017	$140.65	$45.84
May 2017	$45.70	$20.70
June 2017	$205.01	$20.01

On June 7, 2017, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $205.01. We have advised NASDAQ that, once the halt on our ordinary shares is lifted, we will seek to increase the liquidity of our ordinary shares in an attempt to limit the volatility in the trading price of our ordinary shares. We cannot guarantee that any actions we take will have the intended effect of reducing market volatility.

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

The Company’s Amended and Restated Memorandum and Articles of Association do not provide for any age for the retirement or non-retirement of directors. The Company’s Amended and Restated Memorandum and Articles of Association provide that the Company in general meeting fix a minimum shareholding required to be held by a director, but unless and until such a shareholding qualification is fixed a director is not required to hold shares. do not require the ownership of shares of the Company as a prerequisite for service as a director.

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

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

▪	financial institutions or financial services entities;

▪	broker-dealers;

▪	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

▪	tax-exempt entities;

▪	governments or agencies or instrumentalities thereof;

▪	insurance companies;

▪	regulated investment companies;

▪	real estate investment trusts;

▪	certain expatriates or former long-term residents of the United States;

▪	persons that actually or constructively own 5% or more of our voting shares;

▪	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

▪	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

▪	persons whose functional currency is not the U.S. dollar;

▪	controlled foreign corporations; or

▪	passive foreign investment companies.

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

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2017, we believe that we may be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year.

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

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above in respect to our ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder generally will be required to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

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

If a U.S. Holder has made a QEF election in respect to our ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a QEF election along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held our ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) our ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above in respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime in respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) our ordinary shares, the PFIC rules discussed above will continue to apply to such shares unless the holder files on a timely filed U.S. federal income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold shares for their fair market value on the “qualification date.” The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held shares on the qualification date. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its shares by the amount of gain recognized and will also have a new holding period in the shares for purposes of the PFIC rules.

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

A copy of each document (or a translation thereof to the extent not in English) concerning our company that is referred to in this Annual Report is available for public view (subject to confidential treatment of certain agreements pursuant to applicable law) at our offices at 641LexingtonAve., 29th Floor, New York, NY 10022.

I.  Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on borrowings and income generated by excess cash, which is mostly held in interest-bearing bank deposits and short-term investments. We have not used derivative financial instruments in our investment portfolio and to manager our interest rate exposure. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest expense and income may fall short of expectations due to changes in market interest rates.

Credit Risk

Credit risk is one of the most significant risks for our business. Credit risk exposure arises principally in financial guarantees that are off-balance sheet financial instruments.

Credit risk is controlled by the application of credit approvals, limits on the amounts guaranteed and monitoring procedures. We manage credit risk through our risk control system, which commences with the establishment of overall risk management strategies, pre-transaction due diligence and assessment, in-transaction risk evaluation, product design, determination of risk-adjusted pricing, design of counter-guarantee requirements and ongoing post-transaction monitoring. To minimize credit risk, we require collateral in the form of rights to cash, securities or property and equipment. Typically, we also require our guarantee clients to provide one or more personal guarantors, referred to as “counter-guarantors,” so that such personal guarantors are jointly and severally liable for the repayment of the financing guaranteed with the borrower.

We identify credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

We hold our cash and bank deposits at Chinese well-known financial institutions located inside the PRC with good reputations and international financial institutions located outside the PRC with high credit ratings from internationally-recognized rating agencies and well-acknowledged in the worldwide. We manage our credit risks by diversity of deposit banks and strict consideration in selection of these institutions by taking into account, among others, their reputation, stability, ratings and reported cash reserve.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

An evaluation was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, regarding the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as of the end of the June 30, 2017. Based on that evaluation, our management, including our Chief Executive Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures as of June 30, 2017 were not effective due to the material weaknesses in internal control over financial reporting described below.

(b)-(c) Management’s annual report on internal control over financial reporting and attestation report of the registered public accounting firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over the financial reporting as of June 30, 2017, using criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of June 30, 2017 due to the following material weaknesses:

•	lack of sufficient accounting personnel qualified in US GAAP and SEC reporting; and

•	insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements.

We plan to take steps to remediate the material weaknesses in our internal control over financial reporting as soon as practicable by:

•	hiring additional internal staff familiar with US GAAP and SEC reporting;

•	hiring sufficient staff to adequately segregate responsibilities and insure timely preparation of financial statements; and

•	providing training to our accounting personnel on US GAAP, SEC reporting and other regulatory requirements regarding the preparation of financial statements.

We believe that we are taking the steps necessary for remediation of the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended June 30, 2017 to contain a material misstatement.

Our independent registered public accounting firm, Centurion ZD CPA Limited, has audited the effectiveness of our Company’s internal control over financial reporting as of June 30, 2017.

(d) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2017 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.     [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Guo Chen, a member of our audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under Nasdaq Listing Rules.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to us and to WFG for professional services rendered for the fiscal years ended June 30, 2017 and 2016 by Marcum Bernstein & Pinchuk LLP. We did not pay any fees to Centurion ZD CPA Limited, our current independent registered public accounting firm, during the periods indicated below.

	2017	2016
Audit Fees(1)	$192,865	$277,029
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Total	$192,865	$277,029

(1)	The audit fees for the years ended June 30, 2017 and 2016 were for aggregate fees billed for professional services rendered by our independent registered public accounting firm for the integrated audit and the review of our comparative interim financial information.

(2)	There were no audit-related fees for the year ended June 30, 2017 and 2016.

(3)	There were no tax fees for the years ended June 30, 2017 and 2016.

The business address of Marcum Bernstein & Pinchuk LLP is Unit 2419-2422, South Office Tower, Kerry Center, #1 GuangHua Road, Chaoyang District, Beijing 100020, China.

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

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

On June 28, 2016, the Company, repurchased in privately negotiated transactions 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180 or $11.80 per share and 1,480,000 shares from Bluesky LLC for $17,464,000 or $11.80 per share. Bluesky LLC is a limited liability company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao. Of the amounts payable to Bluesky, $17 million was paid. On December 2, 2016, the Company repurchased 204,005 of its ordinary shares from Richard Xu, a former officer of the Company, for a consideration of $204.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On September 22, 2017, Wins Finance Holdings Inc. (the “Company”) engaged Centurion ZD CPA Limited (“CZD”) as its independent registered public accounting firm. Marcum Bernstein & Pinchuk LLP (“MBP”) was dismissed on the same date. The decision to engage CZD and to dismiss MBP was approved by the Company's Audit Committee.

MBP’s report on the financial statements of the Company for the fiscal years ended June 30, 2016 and 2015 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the Company's fiscal years ended June 30, 2016 and 2015 and through September 22, 2017, there were no disagreements with MBP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to MBP’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such period.

During the Company’s years ended June 30, 2016 and 2015 and through September 22, 2017, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. except that MBP communicated to the Company that, due to information surrounding the ongoing investigations and inquiries involving the Company, and with respect to the audit of the Company financial statements for the fiscal year ended June 30, 2017, MBP would not be able to complete the audit until the regulatory investigations and inquiries were completed to MBP’s satisfaction. Due to its dismissal, MBP did not carry out the audit for the year ended June 30, 2017 nor did they review the results of the regulatory investigations and inquiries. This matter was discussed among management and MBP. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

The Company has provided MBP with a copy of the foregoing disclosures and has requested that MBP review such disclosures and furnish us with a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of Marcum’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 20-F.

During the years ended June 30, 2016 and 2015 and through September 22, 2017, neither the Company nor anyone on its behalf consulted CZD regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that CZD concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

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

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-2 through F-38, as set forth in the following index, are hereby incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

ITEM 19. EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association of the Company (incorporated by reference from Annex C-4 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
1.2	Certificate of Incorporation on Change of Name of the registrant (incorporated by reference from Annex C-1 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
2.1	Form of the Company’s Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
2.2	Agreement and Plan of Reorganization, dated as of April 24, 2015 and amended on May 5, 2015, by and among Sino Mercury Acquisition Corp (“Sino”), Wins Finance Holdings Inc., Wins Finance Group Ltd. (“WFG”) and the shareholders of WFG (incorporated by reference from Annex A to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
4.1	Amended and Restated Registration Rights Agreement dated as of October 27, 2015 among the Company, the initial stockholders of Sino and the shareholders of WFG (incorporated by reference to Exhibit 10.8 to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 11, 2015.
4.2	Securities Escrow Agreement dated as of August 26, 2014, as amended on June 21, 2016 by and among the Company and the initial stockholders of Sino (incorporated by reference to Exhibit 10.3 of Sino Mercury Acquisition Corp.’s Form S-1/A filed on July 18, 2014).
4.3	Escrow Agreement dated as of October 27, 2016 among Wins Finance Holdings Inc., the Representative (as described in the Agreement and Plan of Reorganization) and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex F to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of Sino’s Form 8-K filed on April 27, 2015).
4.5	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and Bank of China, Shouzhou Branch (incorporated by reference to Exhibit 10.9 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.6	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and China Citic Bank (incorporated by reference to Exhibit 10.10 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.7	Tenancy Agreement between Jinshang International Financial Leasing Co., Ltd. and Beijing Dong Sheng International Culture Industry Development Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.8	Tenancy Agreement between Shanxi Dongsheng Financial Guarantee Co., Ltd. and Shanxi Province YuciWangcheng Enterprises Limited (incorporated by reference to Exhibit 10.12 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.9	2015 Long Term Incentive Equity Plan (incorporated by reference to Annex D to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.10	Summary Purchase-and-Lease-Back Agreement dated December 23, 2015 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.(incorporated by reference to Exhibit 4.10 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)
4.11	Summary Purchase-and-Lease-Back Agreement dated April 23, 2016 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.(incorporated by reference to Exhibit 4.11 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)
8.1	List of Subsidiaries of the Company
12.1	Certification of Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Letter from Marcum Bernstein & Pinchuk LLP, dated November 13, 2017
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WINS FINANCE HOLDINGS INC.

Date: November 13, 2017	By:	/s/ Renhui Mu
	Name:	Renhui Mu
	Title:	Chief Executive Officer and Chief Operating Officer (Principal Executive Officer)

	By:	/s/ Junfeng Zhao
	Name:	Junfeng Zhao
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Wins Finance Holdings Inc.

We have audited the accompanying consolidated balance sheets of Wins Finance Holdings Inc. (the “Company”) and its subsidiaries as of June 30, 2017 and 2016, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2017, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 13, 2017 expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited
Hong Kong, China
November 13, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Wins Finance Holdings Inc.

We have audited the internal control over financial reporting of Wins Finance Holdings Inc. (the “Company”) and its subsidiaries as of June 30, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: lack of sufficient accounting personnel qualified in US GAAP, and SEC reporting; and insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended June 30, 2017, of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weaknesses identified above on the achievement of the objectives of the control criteria, the Company has not maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

F-3

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2017 of the Company and our report dated November 13, 2017 expressed an unqualified opinion on those consolidated financial statements.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited
Hong Kong, China
November 13, 2017

WINS FINANCE HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data, or otherwise noted)

	June 30, 2017	June 30, 2016

ASSETS
Cash	$17,002,282	$47,163,965
Restricted cash	24,282,208	27,962,846
Short-term investments	187,944,184	149,841,838
Guarantee paid on behalf of guarantee service customers	1,560,615	2,039,684
Net investment in direct financing leases	76,723,457	74,705,647
Interest receivable	3,514,075	1,021,306
Property and equipment, net	594,148	854,719
Deferred tax assets, net	327,137	428,524
Other assets	815,984	608,751
TOTAL ASSETS	$312,764,090	$304,627,280

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business	$28,281,541	$43,308,617
Other loans for capital lease business	9,509,597	-
Interest payable	222,510	208,947
Income tax payable	2,772,631	2,510,847
Unearned income from financial guarantee services	538,215	423,801
Allowance on guarantee	673,147	3,079,684
Deposits from direct financing leases	10,854,121	9,134,946
Other liabilities	893,569	964,109
Due to related party (Notes 13 and 18)	464,000	464,000
Deferred tax liabilities	746,884	477,398
Total Liabilities	54,956,215	60,572,349

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 and 20,041,647 shares issued and outstanding at June 30, 2017 and 2016, respectively)	1,984	2,004
Additional paid-in capital	211,934,432	213,400,296
Statutory reserve	3,530,458	2,364,245
Retained earnings	62,427,622	43,244,044
Accumulated other comprehensive loss	(20,086,621)	(14,955,658)
Total Stockholders’ Equity	257,807,875	244,054,931
TOTAL LIABILITIES AND EQUITY	$312,764,090	$304,627,280

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data, or otherwise noted)

	For the years ended June 30,
	2017	2016	2015
Guarantee service income
Commissions and fees on financial guarantee services	$2,839,194	$6,193,225	$7,860,629
Reversal of provision (provision) on financial guarantee services	3,208,827	(2,907,999)	576,456
Commission and fees on guarantee services, net	6,048,021	3,285,226	8,437,085

Direct financing lease income
Direct financing lease interest income	6,047,172	3,164,317	3,547,273
Interest expense for direct financing lease	(2,094,587)	(524,409)	(188,173)
Business collaboration fee and commission expenses for leasing projects	(603,873)	(222,206)	(265,829)
Provision for lease payment receivable	(27,332)	(597,444)	(70,467)
Net direct financing lease interest income after provision for receivables	3,321,380	1,820,258	3,022,804

Financial advisory and lease agency income	357,284	402,800	3,386,586
Net revenue	9,726,685	5,508,284	14,846,475

Non-interest income
Interest on short-term investments	13,752,538	13,958,540	16,657,246
Total non-interest income	13,752,538	13,958,540	16,657,246

Non-interest expense
Business taxes and surcharge	(4,406)	(167,867)	(200,223)
Salaries and employees surcharge	(879,595)	(1,524,720)	(424,872)
Rental expenses	(247,684)	(271,357)	(190,239)
Other operating expenses	(46,258)	(4,621,038)	(1,468,741)
Total non-interest expense	(1,177,943)	(6,584,982)	(2,284,075)

Income before taxes	22,301,280	12,881,842	29,219,646

Income tax expense	(1,951,489)	(764,445)	(3,146,993)

NET INCOME	20,349,791	12,117,397	26,072,653

Other comprehensive (loss) income
Foreign currency translation adjustment	(5,130,963)	(19,361,292)	1,757,840
COMPREHENSIVE INCOME (LOSS)	$15,218,828	$(7,243,895)	$27,830,493

Weighted-average ordinary shares outstanding
Basic	19,926,510	20,012,356	16,800,000
Diluted	20,082,089	20,012,356	16,800,000

Earnings per share
Basic	$1.02	$0.61	$1.55
Diluted	$1.01	$0.61	$1.55

See notes to the consolidated financial statements

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

 (In US dollars, except share data, or otherwise noted)

	Common Stock		Additional	Accumulated Other Comprehensive	Statutory	Retained	Total Owner’s
	Shares	Amount	Paid-in Capital	(Loss) Income	Reserve	Earnings	Equity
Balance as of June 30, 2014	16,800,000	$1,680	$199,365,902	$2,647,794	$325	$7,417,914	$209,433,615
Net income	-	-	-	-	-	26,072,653	26,072,653
Foreign currency translation adjustment	-	-	-	1,757,840	-	-	1,757,840
Balance as of June 30, 2015	16,800,000	1,680	199,365,902	4,405,634	325	33,490,567	$237,264,108
Shares issued in reverse acquisition	4,726,747	473	29,668,692	-	-	-	29,669,165
Share repurchase	(1,485,100)	(149)	(17,524,031)	-	-	-	(17,524,180)
Share-based compensation	-	-	1,889,733	-	-	-	1,889,733
Statutory reserve	-	-	-	-	2,363,920	(2,363,920)	-
Net income	-	-	-	-	-	12,117,397	12,117,397
Foreign currency translation adjustment	-	-		(19,361,292)	-	-	(19,361,292)
Balance as of June 30, 2016	20,041,647	$2,004	$213,400,296	$(14,955,658)	$2,364,245	$43,244,044	$244,054,931
Share repurchase	(204,005)	(20)	(184)				(204)
Share-based compensation	-	-	(1,465,680)	-	-	-	(1,465,680)
Statutory reserve	-	-	-	-	1,166,213	(1,166,213)	-
Net income	-	-	-	-		20,349,791	20,349,791
Foreign currency translation adjustment	-	-	-	(5,130,963)	-	-	(5,130,963)
Balance as of June 30, 2017	19,837,642	$1,984	$211,934,432	$(20,086,621)	$3,530,458	$62,427,622	$257,807,875

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended June 30,
	2017	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$20,349,791	$12,117,397	$26,072,653
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	320,842	411,635	257,464
Share-based compensation	(1,465,680)	1,889,733	-
Interest expense for convertible debt	-	113,644	-
Loss on sale of property, plant and equipment	-	-	4,706
Provision for lease payment receivables	27,332	597,444	70,467
Deferred tax expense (benefit)	370,019	(622,928)	(515,495)
(Reversal of provision) provision for guarantee	(3,208,827)	2,907,999	(576,456)
Changes in assets and liabilities:
Net investment in direct financing leases	(3,638,296)	(53,059,622)	(2,594,907)
Commission receivable	-	-	5,538,846
Guarantee paid on behalf of guarantee service customers	1,313,577	(2,432,997)	(109,809)
Unearned income from financial guarantee services	122,923	(3,036,771)	(3,946,241)
Interest receivable	(2,443,076)	(783,680)	1,247,794
Other assets	(546,486)	(330,841)	2,657,313
Lease receivables in lease agency transactions	-	-	475,764
Lease payables in lease agency transactions	-	-	(466,938)
Interest payable	17,979	168,109	49,492
Income tax payable	314,334	(324,831)	2,613,867
Deposits from direct financing leases	1,719,175	6,096,934	441,082
Other liabilities	(52,009)	676,794	(38,993)
Net Cash Provided by (Used in) Operating Activities	13,201,598	(35,611,981)	31,180,609

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(73,395,616)	(23,873,645)	(183,299,389)
Proceeds from maturities of short-term investments	32,294,070	44,287,804	143,380,854
Deposits paid to banks for financial guarantee services	(19,753,815)	(24,152,739)	(27,934,799)
Deposits released from banks for financial guarantee services	22,815,354	26,642,584	15,859,253
Placement of pledged bank deposits	(4,403,737)	(4,661,874)	(426,175)
Withdrawal of pledged bank deposits	4,403,737	406,461	412,583
Purchase of property, plant and equipment	(79,955)	(418,999)	(251,832)
Consideration received on disposal of WHL (Note 1)	270,000	-	-
Loan repaid by owners	-	-	47,619,902
Loan lent to owners	-	-	(21,568,398)
Net Cash (Used in) Provided by Investing Activities	(37,849,962)	18,229,592	(26,208,001)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital paid in by owners	-	29,669,019	-
Proceeds from loans	11,751,680	46,618,743	509,432
Repayment of loans	(16,311,241)	(2,476,782)	(611,535)
Proceeds of convertible debt	-	8,500,000	-
Repayment of convertible debt	-	(8,613,644)	-
Repayment of share repurchase	-	(17,060,180)	-
Proceeds from short term loans	-	-	25,580,448
Repayment of short term loans	-	-	(25,580,448)
Loan repaid to owners	-	-	(420,316)
Loan borrowed from owners	-	-	40,733
Net Cash (Used in) Provided by Financing Activities	(4,559,561)	56,637,156	(481,686)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH	(953,758)	(1,973,893)	62,715

NET (DECREASE) INCREASE IN CASH	(30,161,683)	37,280,874	4,553,637
Cash and cash equivalent at beginning of year	47,163,965	9,883,091	5,329,454
Cash and cash equivalent at end of year	$17,002,282	$47,163,965	$9,883,091

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$1,267,135	$1,535,840	$1,049,197
Cash paid for interest expense	$2,076,609	$356,295	$138,686

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

NOTE 1 - ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying consolidated financial statements include the financial statements of Wins Finance Holdings Inc. (“Wins Finance”) and its subsidiaries, Wins Holdings LLC (“WHL”),Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Tianjin Jinshang Jiaming Financial Leasing Co. Ltd. (“Tianjin Jiaming”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture) and Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”). Wins Finance and its subsidiaries are collectively referred to as the "Company".

Wins Finance was incorporated in the Cayman Islands as an exempt company on February 15, 2015 and was then a wholly owned subsidiary of Sino Mercury Acquisition Corp.

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

Jinchen Agriculture was incorporated on February 29, 2012 in Jinzhong City. Shanxi Province, PRC under the laws of PRC. Jinchen Agriculture did not conduct any business activities from its inception through September 30, 2015.

Dongsheng Guarantee was incorporated on February 22, 2006 in Jinzhong City, Shanxi Province, PRC under the laws of PRC and is mainly engaged in providing credit guarantees to small and medium-sized companies and related consulting finance services in the PRC.

On October 26, 2015, Wins Finance consummated the transactions contemplated by the Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of April 24, 2015 and amended on May 5, 2015, by and among Wins Finance, Sino Mercury Acquisition Corp. (“Sino”), WFG and the shareholders of WFG (the “WFG Shareholders”).

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

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

WHL was incorporated on November 10, 2015 in New York and was disposed on June 30, 2016 to Ms. Wenyu Li, an individual beneficially owning 8.1% of the Company’s ordinary Shares as of June 30, 2016, for a cash consideration of $270,000 (Note 8), which was the net asset value of WHL on the date of disposal. WHL did not conduct any business activities from its inception.

On December 13, 2016, Appelo Ltd. and Wits Global Ltd., each an entity controlled by Mr. Wang Hong (collectively, the “Sellers”) entered into an agreement to transfer all of the ordinary shares of Wins Finance owned by them (an aggregate of 13,440,000 ordinary shares (approximately 67% of the Company’s outstanding ordinary shares)) to Freeman FinTech Corporation Limited (“Freeman”), a company listed on the Hong Kong Stock Exchange. In connection with the transaction, the Seller transferred certain rights in a registration rights agreement to Freeman.

On August 2, 2017, Spectacular Bid Limited, a wholly owned subsidiary of Freeman, completed the acquisition of approximately 67% of the Company’s outstanding shares.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Significant accounting estimates reflected in the financial statements include, but are not limited to: (i) the allowance for doubtful receivables; (ii) estimates of losses on unexpired contracts and financial guarantee service contracts; (iii) accrual of estimated liabilities; (iv) useful lives of long-lived assets; (v) impairment of long-lived assets; (vi) valuation allowance for deferred tax assets; (vii) contingencies; and (viii) share-based compensation.

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

For the year ended June 30, 2017, there were two customers that accounted for 19% and 13% of the Company’s revenue, respectively. For the year ended June 30, 2016, there were no customers that individually accounted for 10% or more of the Company’s revenue. For the year ended June 30, 2015, there were three customers that accounted for 18%, 14% and 11% of the Company’s revenue, respectively. There were no other customers that each accounted for 10% or more of the Company’s revenue during the year ended June 30, 2015.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

As of June 30, 2017, two customers accounted for 13.2% and 11% of the aggregate balances of loans guaranteed by Dongsheng Guarantee. As of June 30, 2016, one customer accounted for 10.5% of the aggregate balances of loans guaranteed by Dongsheng Guarantee.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and all highly liquid investments with original maturities of three months or less that are unrestricted as to withdrawal and use.

(e)	Restricted Cash

Restricted cash represents cash pledged to banks by Wins Finance’s subsidiary Dongsheng Guarantee, as guarantor for guarantee business customers. The banks providing loans to the Company’s guarantee service customers generally require Dongsheng Guarantee, as the guarantor of the loans, to pledge a cash deposit of a minimum of 10% to 20% of the guaranteed amount to an escrow account that is restricted from use. The deposit is released after the guaranteed bank loan is paid off and Dongsheng Guarantee’s guarantee obligations expire, which is usually within 12 months from the time the loan and guarantee are initiated.

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

Interest income from short-term investments is recognized when the Company’s right to receive payment is established. Accrued but unpaid interest income is recorded as interest receivable in the accompanying consolidated balance sheets.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(g)	Financial guarantee service contracts

The Company’s financial guarantee service contracts protect lenders by providing Dongsheng Guarantee’s agreement to pay an obligor’s obligations to a holder of the debt if the obligor fails to pay the obligations when they become due. Dongsheng Guarantee makes payment if the obligor fails in making payment when due. If the debtor defaults, the creditor would perform a direct claim on the guarantor. The financial guarantee service contract is classified as direct guarantee of indebtedness

The contract amounts reflect the extent of involvement the Company has in the guarantee transaction and also represents Dongsheng Guarantee’s maximum exposure to credit loss. Under PRC regulations, the maximum amount Dongsheng Guarantee may provide to its financial guarantee customers is 10 times its net assets. As of June 30, 2017 and 2016, the net assets of Dongsheng Guarantee were $205 million and $195 million, respectively.

Dongsheng Guarantee is a party to off-balance-sheet financial instruments in the normal course of business to meet the financing needs of its customers. Financial instruments whose contract amounts represent credit risk are as follows:

	June 30, 2017	June 30, 2016

Maximum guarantee issued	$67,314,661	$86,289,058

Where Dongsheng Guarantee issues a guarantee, the fair value of the guarantee contract issued is initially recognized as unearned income from financial guarantee services within liabilities. The fair value of guarantees issued at the time of issuance is determined by reference to commissions charged in an arm’s length transaction for similar services, adjusted for transaction costs that are directly attributable to the issuance of the guarantee.

The fair value of the guarantee initially recognized as unearned income is amortized in profit or loss over the term of the guarantee as commissions and fees on financial guarantee services. In addition, provisions are recognized in accordance with Note 2(i) if and when (i) it becomes probable that the holder of the guarantee will call upon Dongsheng Guarantee under the guarantee, and (ii) the amount of that claim on Dongsheng Guarantee is expected to exceed the amount currently carried in unearned income in respect of that guarantee i.e. the amount initially recognized, less accumulated amortization.

(h)	Guarantee paid on behalf of guarantee service customers

As guarantor of guarantee service customers’ loans from banks and financial institutions, Dongsheng Guarantee is obligated to repay to the banks or financial institutions for the unpaid principal and accrued interest of the loans when customers default on their loans. Repayments on behalf of guarantee service customers are recorded as guarantees paid on behalf of guarantee service customers in the Company’s consolidated balance sheets. As of June 30, 2017 and 2016, uncollected guarantees paid on behalf of guarantee service customers from guarantee service customers on whose behalf Dongsheng Guarantee had repaid the loans were $1,560,615 and $2,039,684, respectively. Management performs an evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. As of June 30, 2017 and 2016, the Company accrued allowance on the balance in “Allowance on financial guarantee services”.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

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

The methodology used to estimate the liability for possible guarantee losses considers the guarantee contract amounts and a variety of factors, which include, depending on the counterparty, the latest financial position and performance of the borrowers, actual defaults, estimated future defaults, historical loss experience, estimated value of collateral or guarantees the customers or third parties offered, and other economic conditions, such as economic trends in the area and the country. The estimates are based upon information available at the time the estimates are made. It is possible that prior experience and default history of the borrowers are not indicative of future losses on guarantees made. Any increase or decrease in the provision would affect the Company’s consolidated income statements in future years.

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

	For the years ended June 30,
	2017	2016	2015

Allowance on financial guarantee at the beginning of period	$3,079,684	$1,261,868	$1,826,768
Provision (reversal) of general allowance	(126,211)	(355,313)	(576,456)
Specific allowance (reversal)	(3,082,616)	3,263,312	-
Direct write-downs against the allowance
- Direct write-down for guarantees paid on behalf	-	(932,375)	-
- Reversal - recoveries by cash	880,747	-	-
Effect of foreign currency translation	(78,457)	(157,808)	11,556
Allowance on financial guarantee at the end of year	$673,147	$3,079,684	$1,261,868

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

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

The General Allowance Jinshang Leasing provided as of June 30, 2017 and 2016 were $867,316 and $858,362, respectively; and Specific Allowance were both nil. Jinshang Leasing made $27,332, $597,444 and $70,467 provision for General Allowance, and nil, nil and $1,011,999 were written off against Specific Allowance, during the years ended June 30, 2017, 2016 and 2015, respectively.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

The accrual of financing lease interest income is discontinued when a customer becomes 90 days or more past due on its lease or interest payments to Jinshang Leasing, unless Jinshang Leasing believes the interest is otherwise recoverable. Leases may be placed on non-accrual earlier if Jinshang Leasing has significant doubt about the ability of the customer to meet its lease obligations, as evidenced by consistent delinquency, deterioration in the customer’s financial condition or other relevant factors. Payments received while the lease is on non-accrual are applied to reduce the amount of the recorded value. Jinshang Leasing resumes accruing the interest income when Jinshang Leasing determines that the interest has again become recoverable, as, for example, if the customer resumes payment of the previous interest, and shows material improvement in its operating performance, financial position, and similar indicators.

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

Jinshang Leasing acts as a financing agency between other financial leasing companies that need capital and financial institutions that are willing to provide capital. Other financial leasing companies factor to Jinshang Leasing their right to collect capital lease receivables in order to obtain capital from Jinshang Leasing, and Jinshang Leasing factors to other financial institutions its right to collect debts from these financial leasing companies in order to finance entirely the capital that Jinshang Leasing provides to other financial leasing companies. All of these factoring transactions are structured with recourse rights to the assignor of the receivable. Specifically, the financial institutions bear the credit risk should the financial leasing companies fail to repay capital lease receivables. Financial agency income that Jinshang Leasing earns from factoring transactions is accrued monthly as net interest income and payments that Jinshang Leasing makes on factoring loans from financial institutions are accrued monthly as interest cost, in each case in accordance with the terms of the factoring loan contracts. Jinshang Leasing recorded net interest income of nil in each of the years ended June 30, 2017, 2016, and 2015 on these financing agency transactions.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

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

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2017, 2016 and 2015.

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

Level 1 -	inputs are based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	inputs are based upon quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 -	inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

As of June 30, 2017 and 2016, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank loans, loans receivable and loans payable which were carried at cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(o)	Foreign currency translation

The Company’s functional and reporting currency is the United States Dollar (“US dollars” or “USD”). The functional currency of the Company’s subsidiaries in the PRC is the Chinese Yuan, or Renminbi (“RMB”).

Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the functional currency during the year are converted into functional currency at the applicable rates of exchange prevailing when the transactions occurred. Transaction gains and losses are recognized in the statements of operations.

For financial reporting purposes, the financial statements of the Company’s subsidiaries are prepared using RMB and translated into the Company’s functional currency at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate in effect at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and stockholders' equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in stockholders’ equity.

	June 30, 2017	June 30, 2016
Balance sheet items, except for equity accounts	6.7774	6.6312

	For the years ended June 30,
	2017	2016	2015
Items in the statements of income and comprehensive income, and statements of cash flows	6.8124	6.4352	6.1375

(p)	Interest expense

Interest expense derived from the loans providing funds for financial leasing contracts is classified as cost of revenue in the statements of income.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(t)	Operating leases

The Company leases its office premises under lease agreements that qualify as operating leases. The Company records the rental under the lease agreements as operating expenses on a straight-line basis over the lease periods.

(u)	Share-based compensation

The Company accounts for share-based compensation awards to employees in accordance with ASC Topic 718, “Compensation – Stock Compensation”, which requires that share-based payment transactions with employees be measured based on the grant-date fair value of the equity instrument issued and recognized as compensation expense net of estimated forfeitures over the requisite service period. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized through a cumulative catch-up adjustment in the period of change and will also impact the amount of stock compensation expense to be recognized in future periods.

If an award is cancelled for no consideration and it is not accompanied by a concurrent grant of (or offer to grant) a replacement award, it is accounted for as a repurchase for no consideration. Any unrecognized compensation cost is recognized on the cancellation date. Cancellation of an award, accompanied by a concurrent grant of (or offer to grant) a replacement award, is accounted for as a modification of the cancelled award (ASC 718-20-35-8 through 35-9).

(v)	Commitments and contingencies

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

(w)	Earnings per Share (EPS)

Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS is computed similar to basic net income per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if all the potential common shares pertaining to warrants, stock options, and similar instruments had been issued and if the additional common shares were dilutive. Diluted earnings per share are based on the assumption that all dilutive convertible shares and stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method for the outstanding unvested restricted stock, options and warrants, and the if-converted method for the outstanding convertible instruments. Under the treasury stock method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later) and as if funds obtained thereby were used to purchase common stock at the average market price during the period. Under the if-converted method, outstanding convertible instruments are assumed to be converted into common stock at the beginning of the period (or at the time of issuance, if later).

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

(x)	Recently issued accounting pronouncements

In November 2016, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash." ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning and ending balances shown on the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and early adoption is permitted. ASU 2016-18 must be applied retrospectively to all periods presented. The Company is currently evaluating what impact the adoption of this update will have on its consolidated statements of cash flows.

In August 2016, the FASB issued ASU 2016-15, "Classification of Certain Cash Receipts and Cash Payments (Topic 230)". ASU 2016-15 adds and clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows, reducing the existing diversity in practice that has resulted from the lack of consistent principles on this topic. ASU 2016-15 is effective for interim and fiscal years beginning after December 15, 2017, with early adoption is permitted. The Company is currently evaluating the impact adopting this guidance will have on classifications in its consolidated statements of cash flows.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) for recognition of credit losses on financial instruments, which is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (i.e., January 1, 2020, for calendar year entities), with early adoption permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves. The Company does not intend to adopt the new standard early and is currently evaluating the impact the new guidance will have on its financial position, results of operations and cash flows.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No.2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For public business entities that follow U.S. GAAP, the deferral results in the new revenue standard are being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Company will apply the new revenue standard beginning July 1, 2018, and will not early adopt. The Company has not yet selected a transition method. The Company is in the process of evaluating the new standard against its existing accounting policies, including the timing of revenue recognition, and its contracts with customers to determine the effect the guidance will have on its financial statements and what changes to systems and controls may be warranted.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. The Company is evaluating this ASU and has not determined the effect of this standard on its ongoing financial reporting.

 WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company does not expect this standard to have a material impact on its consolidated financial statements

There have been four new ASUs issued amending certain aspects of ASU 2014-09, ASU 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross Versus Net),” was issued in March, 2016 to clarify certain aspects of the principal versus agent guidance in ASU 2014-09. In addition, ASU 2016-10, “Identifying Performance Obligations and Licensing,” issued in April 2016, amends other sections of ASU 2014-09 including clarifying guidance related to identifying performance obligations and licensing implementation. ASU 2016-12, “Revenue from Contracts with Customers - Narrow Scope Improvements and Practical Expedients” provides amendments and practical expedients to the guidance in ASU 2014-09 in the areas of assessing collectability, presentation of sales taxes received from customers, noncash consideration, contract modification and clarification of using the full retrospective approach to adopt ASU 2014-09. Finally, ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers,” was issued in December 2016, and provides elections regarding the disclosures required for remaining performance obligations in certain cases and also makes other technical corrections and improvements to the standard. With its evaluation of the impact of ASU 2014-09, the Company will also consider the impact on its financial statements related to the updated guidance provided by these four new ASUs.

There were various other accounting standards and updates recently issued, none of which are expected to have a material impact on the Company's financial position, operations, or cash flows.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

NOTE 3 - RISKS

(a)	Credit risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposure arises principally in financial guarantees that are off-balance sheet financial instruments, and in investments in direct financing leases. The total maximum financial guarantees issued (Note 2(g)) represent the maximum potential loss that would be recognized if counterparties failed completely to perform as contracted.

Credit risk is controlled by the application of credit approvals, limits on the amounts guaranteed and monitoring procedures. The Company manages credit risk through its risk control system based upon a “business circle” of core Small and Medium Enterprises (“SMEs”), which commences with the establishment of overall risk management strategies, pre-transaction due diligence and assessment, in-transaction risk evaluation, product design, determination of risk-adjusted pricing, design of counter-guarantee requirements and ongoing post-transaction monitoring. To minimize credit risk, the Company requires collateral in the form of rights to cash, securities or property and equipment. Typically, the Company also requires its guarantee clients to provide one or more personal guarantors, referred to as “counter-guarantors,” so that such personal guarantors are jointly and severally liable for the repayment of the financing guaranteed with the borrower.

The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

Further quantitative disclosures in respect of the Company’s exposure to credit risk arising from its investments in direct financing leases are set out in Note 6.

The Company’s asset management products are managed by banks and financial institutions and invested in fixed-income financial products that are permitted by the China Securities Regulatory Commission (“SRC”), such as government bonds, corporate bonds and central bank notes. Management does not foresee any significant credit risks from these assets and does not expect that these banks or financial institutions may default and cause losses to the Company.

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. As of June 30, 2017 and 2016, the Company held cash and restricted cash of $41,284,490 and $75,126,811, respectively, that was not insured by any governmental authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with well-known financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

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

(d)	Business and economic risks

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

NOTE 4 - RESTRICTED CASH

Restricted cash represents cash pledged to banks as guarantor deposits by Dongsheng Guarantee to its guarantee service customers, in the amounts to $19.9 million and $23.4 million, respectively, as of June 30, 2017 and 2016, respectively; and cash deposited with banks for Jinshang Leasing’s bank loans for the capital lease business, in the amount of to $4.4 million and $4.5 million (Note 9) as of June 30, 2017 and 2016, respectively. The banks providing loans to Dongsheng Guarantee’s guarantee service customers generally require Dongsheng Guarantee as the guarantor of the loans, to pledge a minimum cash deposit usually in the range of 10% to 20% of the guaranteed amount. The deposits are released after the guaranteed bank loans are paid off and Dongsheng Guarantee’s guarantee obligation expires which is usually within 12 months.

NOTE 5 - SHORT-TERM INVESTMENTS

Short-term investments as of June 30, 2017 represented transactional mutual debt fund products that Dongsheng Guarantee and Jinshang Leasing purchased from financial institutions. Short-term investments as of June 30, 2016 represented transactional mutual debt fund products that Dongsheng Guarantee, Jinshang Leasing and Tianjin Jiaming purchased from financial institutions. The term for the investments is one year or three or five years, and Dongsheng Guarantee, Jinshang Leasing and Tianjin Jiaming were entitled to redeem or transfer the investments at any time during the term. Interest from the investments varies from 5% to 13% annually, with deduction of a management fee, and was receivable quarterly, annually or upon maturity. Given that the amount of returns of the investments is determinable and the investments are redeemable at any time during the term, the Company recorded the amount at amortized cost using the effective interest as receivable in this account.

The balances at June 30, 2017 and 2016, by contractual maturity, were due in one year or three or five years. Actual maturities may differ from contractual maturities because of the subsidiaries’ rights to redeem.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

The following table sets forth the contractual maturity of the balances as of June 30, 2017 in future periods:

Maturing within:	Short- term investments
Within 1 year	$30,067,091
2 years	47,215,579
3 years	110,661,514
4 years	-
5 years	-
Thereafter	-
$187,944,184

Interest income from short-term investments was $13,752,538, $13,958,540 and $16,657,246 for the years ended June 30, 2017, 2016 and 2015, respectively. Earned but uncollected interest was $3,514,075 and $1,021,306 as of June 30, 2017 and 2016, respectively.

NOTE 6 - NET INVESTMENT IN DIRECT FINANCING LEASES

Jinshang Leasing’s leasing operations consist principally of leasing high value equipment under direct financing leases expiring in 1-5 years as of the balance sheets dates. The leases bear effective interest rate of 5% - 10% per annum.

Future minimum lease receipts under non-cancellable direct financing lease arrangements are as follows:

June 30, 2017
Within 1 year	$43,202,345
2 years	27,817,612
3 years	8,349,451
4 years	5,803,700
5 years	1,558,517
Total minimum lease receipts	86,731,625
Less: amount representing interest	(9,140,852)
Present value of minimum lease receivable	$77,590,773

Following is a summary of the components of the Jinshang Leasing’s net investment in direct financing leases at June 30, 2017 and 2016:

	2017	2016
Total minimum lease payments to be received	$86,731,625	$85,836,232
Less: Amounts representing estimated executory costs	-	-
Minimum lease payments receivable	86,731,625	85,836,232
Less: Allowance for uncollectible receivables	(867,316)	(858,362)
Net minimum lease payment receivable	85,864,309	84,977,870
Estimated residual value of leased property		-
Less: unearned income	(9,140,852)	(10,272,223)
Net investment in direct financing leases	$76,723,457	$74,705,647

As of June 30, 2017 and 2016, there were no recorded investment in direct financing leases on nonaccrual status, and no recorded investment in direct financing leases past due 90 days or more and still accruing.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

The allowance for uncollectible minimum lease payments receivables in direct financing leases for the years ended June 30, 2017, 2016 and 2015 were as following:

	For the years ended June 30,
	2017	2016	2015

Allowance for uncollectible receivables at the beginning of year	$858,362	$302,401	$1,238,685
Provision for lease payment receivables	27,332	597,444	70,467
Direct write-downs charged against the allowance	-	-	(1,011,999)
Allowance to charge off direct financing lease interest income	-	-	-
Recoveries of amounts previously charged off	-	-	-
Effect of foreign currency translation	(18,378)	(41,483)	5,248
Allowance for uncollectible receivables at the end of year	$867,316	$858,362	$302,401

Individually evaluated for impairment	$-	$-	$-
Collectively evaluated for impairment	867,316	858,362	302,401
Allowance for uncollectible receivables at the end of year	$867,316	$858,362	$302,401

Minimum lease payments receivable
Individually evaluated for impairment	$-	$-	$-
Collectively evaluated for impairment	86,731,625	85,836,232	30,240,137
Ending balance	$86,731,625	$85,836,232	$30,240,137

As of June 30, 2017 and 2016, there was no impaired minimum lease payments receivable that caused the Company to evaluate individually for impairment.

The allowance for credit losses provides coverage for probable and estimable losses in the Company’s investment in direct financing leases. The allowance recorded is based on a quarterly review. The determination of the appropriate amount of any provision is highly dependent on management’s judgment at that time and takes into consideration all known relevant internal and external factors, including levels of nonperforming leases, customers’ financial condition, leased property values and collateral values as well as general economic conditions. When a direct financing lease receivable is determined uncollectible, for example, the customer declares bankruptcy, or the Company reaches agreement of debt restructuring with the customer, the direct financing lease would be written off from the investment in direct financing leases.

Credit Quality of Investment in Direct Financing Lease:

The Company performs a quarterly review on the credit quality of its investments in direct financing leases, by evaluating a variety of factors, including dependence on the counterparties, latest financial position and performance of the customers, actual defaults, estimated future defaults, historical loss experience, leased property values or collateral values, and other economic conditions such as economic trends in the area or country. In cases where heightened risk is detected as a result of factors indicating that a customer is having difficulty repaying the underlying financing, such as a default in making interest payments, material changes to the customer’s business, and deterioration of financial condition and cash flow support, the Company classifies the contracts as “abnormal contracts,” contracts without such heightened risk indicators are classified as “normal contracts”. For those contracts, the Company’s WFOE generally initiates negotiations with the customer about possible improvement or remediation measures, such as an improvement plan for cash flow management, third-party support, extension plans and similar measure, and implement close supervision of the remediation measures adopted.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

The risk classification of direct financing lease receivables is as follows:

	June 30, 2017	June 30, 2016

Normal	$86,731,625	$85,836,232
Abnormal	-	-
Total	$86,731,625	$85,836,232

NOTE 7 - PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2017 and 2016 consisted of the following:

	Useful life (years)	Salvage value	2017	2016

Leasehold improvements	3-5	3%	$467,564	$393,985
Vehicles	4-5	3%-5%	1,112,359	1,151,482
Office equipment	3-5	3%	172,166	173,984
Electric equipment	3	3%	34,632	24,528

Less: accumulated depreciation			(1,192,573)	(889,260)
Property and equipment, net			$594,148	$854,719

Depreciation expense totaled $320,842, $411,635 and $257,464 for the years ended June 30, 2017, 2016 and 2015, respectively.

NOTE 8 - OTHER ASSETS

Other assets as of June 30, 2017 and 2016 consisted of:

	2017	2016
Deposits for other loans (Note 9)	$590,616	$-
Prepaid insurance	166,250	175,000
Advanced payment to third party companies	52,517	78,523
Receivable for disposal of WHL (Note 1)	-	270,000
Other receivables	6,601	85,228
	$815,984	$608,751

Advanced payment to the third party companies as of June 30, 2017 and 2016 represented an amount Jinshang Leasing and Dongsheng Guarantee prepaid for expense related car gasoline and office rentals.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

NOTE 9 - LOANS FOR CAPITAL LEASE BUSINESS

Bank loans

Bank loans of $28,281,541 and $43,308,617 as of June 30, 2017 and 2016, respectively, represented RMB denominated loans Jinshang Leasing obtained for Shuguang and Yancheng projects from Huaxia Bank and CITIC Bank. The Huaxia Bank loans for Shuguang project with a total principal of RMB300 million ($44.3 million) were obtained in December 2015, May 2016 and June 2016, bear interest at the fixed rate of 5.5% per annum, have a term of three years, pledged with the Company’s time deposit certificates of $4.4 million and $4.5 million (RMB30 million)(Note 4) as of June 30, 2017 and 2016, respectively, and guaranteed by Liaoning SG Automotive Group Co., Ltd (lessee of Shuguang project).

The CITIC Bank loan for Yancheng project with a principal amount of RMB3.1 million ($0.5 million) was obtained in April 2015, bears interest at the fixed rate of 5.75% per annum, has a term from April 3, 2015 to February 12, 2020, pledged with time deposit certificate from Potevio New Energy Yancheng Co., Ltd (lessee of Yancheng project) of $505,570 and $532,456 (RMB3,426,450) as of June 30, 2017 and 2016, respectively.

Interest expense incurred on the loans for the years ended June 30, 2017, 2016 and 2015 were $1,684,075, $524,409 and $188,173, respectively.

Other loans

Other loans of $9,509,597 as of June 30, 2017 represented RMB denominated loans Jinshang Leasing obtained in July 2016 and April 2017 for its various direct financing lease projects from Great Wall Guoxing Financial Leasing Co., Ltd. The loans bear interest at the fixed rate of 6% per annum and the term of the loans is thirty months and matures in 2019, and pledged against the Company’s receivables from its certain direct financing leases, with a carrying amount of $8,358,752 (RMB56,650,807) as of June 30, 2017. Jinshang Leasing paid deposits totaled $590,616 (RMB4,002,855)(Note 8) to Great Wall Guoxing Financial Leasing Co., Ltd, which are non-interest bearing and repayable upon maturity of the other loans.

Interest expense incurred on the other loans for the year ended June 30, 2017 was $410,512.

As of June 30, 2017, the borrowings will be due according to the following schedule:

	Bank loans (principal amounts)	Other loans (principal amounts)
Within 1 year	$14,905,027	$4,846,657
Between 1 to 2 years	13,033,222	4,280,501
Between 2 to 3 years	343,292	382,439
Between 3 to 4 years	-	-
Between 4 to 5 years	-	-
Beyond 5 years	-	-
	$28,281,541	$9,509,597

NOTE 10 - UNEARNED INCOME FROM FINANCIAL GUARANTEE SERVICES

Unearned income from guarantee services were $538,215 and $423,801 as of June 30, 2017 and 2016, respectively.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

NOTE 11 - OTHER LIABILITIES

Other liabilities as of June 30, 2017 and 2016 consisted of:

	2017	2016
Other tax payable	$771,293	$510,147
Payable to an equipment provider for initial investment in direct financing lease	-	407,679
Accrued payroll	45,356	42,898
Other payables	76,920	3,385
	$893,569	$964,109

Payable to an equipment provider for initial investment in direct financing lease as of June 30, 2017 and 2016 represented the portion of unpaid initial investment by the lessor to the equipment provider in the direct financing lease transaction for which Jinshang Leasing acted as lease agent.

NOTE 12 - SHARE-BASED COMPENSATION

2015 Long-Term Incentive Equity Plan

On October 20, 2015, the Company adopted the 2015 Long-Term Incentive Equity Plan, or the “Plan”, under which the Company may grant options to purchase ordinary shares of the Company to its employees, officers, directors and consultants. The total number of Ordinary Shares reserved and available for issuance under the Plan shall be a number of Ordinary Shares equal to ten percent (10%) of the total outstanding Ordinary Shares as of the closing date of that certain Agreement and Plan of Reorganization, dated as of April 10, 2015, by and among the Company, WFG and the shareholders of WFG (“Merger Agreement”), after taking into account the Ordinary Shares that may be issued pursuant to the Merger Agreement and the conversion of any shares held by the Company’s public shareholders as provided for in the Company’s Amended and Restated Certificate of Incorporation.

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

 WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

The following table summarizes stock award activity and related information for all of Wins Finance’s Equity Plans for the years ended June 30, 2017 and 2016:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term In Years
		$
Outstanding, July 1, 2015	-	-	-
Granted	1,450,000	12	3.00
Exercised	-	-	-
Forfeited	(180,000)	-	-
Canceled	-	-	-
Outstanding, July 1, 2016	1,270,000	12	2.42
Granted	-
Exercised	-
Forfeited	(1,190,000)	12
Canceled	(80,000)	12
Outstanding, June 30, 2017	-	-	-

Exercisable, June 30, 2017	-	-	-
Vested and expected to vest, June 30, 2017	-	-	—

Exercisable, June 30, 2016	-	-	-
Vested and expected to vest, June 30, 2016	1,000,000	12	2.42

The aggregate intrinsic value of options vested and expected to vest as of 2016 were both zero, respectively. Intrinsic value is calculated as the amount by which the current market value of a share of common stock exceeds the exercise price multiplied by the number of option shares.

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

During the year ended June 30, 2017, 1,190,000 options were forfeited and cancelled due to the termination of the holders’ employment prior to vesting. On February 14, 2017, Wins Finance terminated the remaining option agreements with the employees for no consideration. No options remained outstanding following the cancellation and as of June 30, 2017.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

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

The expected volatility assumption is based on historical weekly volatility of peer companies’ share price. The Company utilized peer company data due to Wins Finance’s limited history of publicly traded shares. During the year ended 2016, the expected term assumption represents the remaining life of the option at the grant date. The risk-free interest rates used are based on the USD Treasury Activities (IYC25) Zero Coupon Yield.

The estimated fair value of share-based compensation to employees is recognized as a charge against income on a ratable basis over the requisite service period, which is generally the vesting period of the award.

In connection with the grant of stock options to employees, the Company recorded share-based compensation charges of $(1,465,680), $1,889,733 and $nil, respectively, for the years ended June 30, 2017, 2016 and 2015, respectively. The negative amount in 2017 resulted from the reversal of share-based compensation expense for the Company’s options that were cancelled due to the termination of the holders’ employment prior to vesting.

NOTE 13 - CAPITALIZATION

Common Stock

As of October 26, 2015, Wins Finance is authorized to issue up to 100,000,000 ordinary shares with a par value of $0.0001, 21,526,747 shares of Common Stock were issued and outstanding. 16,800,000 and 4,726,747 ordinary shares were held by WFG's shareholders and former stockholders of Sino, respectively.

On June 28, 2016, the Company repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180, and 1,480,000 shares from Bluesky LLC for $17,464,000. Of the amounts payable to Bluesky, $17 million was paid. Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President. Balance of $464,000 remained unpaid as of June 30, 2017.

On December 2, 2016, the Company repurchased 204,005 of its ordinary shares from Richard Xu, a former officer of the Company, for a consideration of $204.

As of June 30, 2017 and 2016, there were 19,837,642 and 20,041,647 shares of common stock issued and outstanding, respectively.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

NOTE 14 - STATUTORY RESERVE

In accordance with the PRC regulations on enterprises and the company’s articles of association, enterprises established in the PRC are required to provide statutory reserve before any dividend distribution, which is appropriated from net profit as reported in the enterprise’s PRC statutory accounts for the calendar year. Before making any dividend distribution, an enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. The statutory reserve can only be used for specific purposes and is not distributable as cash dividends.

NOTE 15 - EMPLOYEE RETIREMENT BENEFITS

The Company has made employee benefit contributions in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the salary and employee charges when incurred. The contributions made by the Company were $111,493, $107,970 and $52,374 for the years ended June 30, 2017, 2016 and 2015, respectively.

NOTE 16 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2016 and 2015, respectively:

	For the years ended June 30,
	2017	2016	2015

Net income attributable to the common shareholders	$20,349,791	$12,117,397	$26,072,653

Basic weighted-average common shares outstanding	19,926,510	20,012,356	16,800,000
Effect of dilutive securities	155,579	-	-
Diluted weighted-average common shares outstanding	20,082,089	20,012,356	16,800,000

Earnings per share – Basic	$1.02	$0.61	$1.55
Earnings per share – Diluted	$1.01	$0.61	$1.55

Basic earnings per share are computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by adding other common stock equivalents, including non-vested common share in the weighted average number of common shares outstanding for a period, if dilutive.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

NOTE 17 - INCOME TAXES

Pursuant to the relevant rules and regulations of the Cayman Islands and the BVI, the Company and its subsidiary incorporated therein are not subject to any income tax pursuant to the rules and regulations of their respective countries of incorporation.

No Hong Kong Profits Tax has been made for the years ended June 30, 2017, 2016 and 2015 as Full Shine had no assessable profits arising in Hong Kong.

The provision for PRC Enterprise Income Tax (“EIT) is calculated at 25% of the estimated assessable profits of the subsidiaries established in the PRC during the years ended June 30, 2017, 2016 and 2015.

Under the EIT Law, investment income from security funds is exempted from PRC EIT.

The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before calendar (tax) year 2011. With a few exceptions, the calendar (tax) years 2012 - 2016 remain open to examination by tax authorities in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits of the position, and measures the unrecognized benefits associated with the tax position. For the years ended June 30, 2017, 2016 and 2015, the Company had no unrecognized tax benefits.

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

Income tax payable represented enterprise income tax at a rate of 25% of taxable income the Company accrued but not paid. Income tax payable as of June 30, 2017 and 2016 comprises:

	2017	2016
Dongsheng Guarantee	$2,517,538	$2,083,683
Jinshang Leasing	255,093	427,164
	$2,772,631	$2,510,847

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

	For the years ended June 30,
	2017	2016	2015

Current income tax expense	$1,581,470	$1,387,373	$3,662,488
Deferred tax expense (benefit)	370,019	(622,928)	(515,495)
Total provision for income taxes	$1,951,489	$764,445	$3,146,993

The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 25% is as follows:

	For the years ended June 30,
	2017	2016	2015

PRC statutory tax	25%	25.0%	25.0%
Effect of non-deductible expenses	0.0%	0.0%	0.0%
Effect of non-taxable income	(15.4)%	(28.5)%	(14.3)%
Others	(0.8)%	9.7%	0.0%
Effective tax rate	8.8%	6.2%	10.7%

Deferred tax arose from the difference in tax and accounting base of the deductible allowance for guarantee loss and lease payment receivable loss and difference in direct financing lease income recognition between PRC and U.S. GAAP.

	June 30, 2017	June 30, 2016

Deferred tax assets
Provision for direct financing lease	$216,829	$208,215
Direct financing lease income	110,308	220,309
Allowance on guarantee	-	780,402
Total deferred tax assets	327,137	1,208,926
Less: Valuation allowance	-	-
Less: Net off with deferred tax liabilities for financial reporting purposes	-	(780,402)
Net total deferred tax assets	$327,137	$428,524

Deferred tax liabilities
Guarantee paid on behalf of guarantee service customers loss	$390,154	$509,921
Commissions and fees on financial guarantee services	356,730	747,879
Total deferred tax liabilities	746,884	1,257,800
Less: Net off with deferred tax assets for financial reporting purposes	-	(780,402)
Net total deferred tax liabilities	$746,884	$477,398

For the purpose of presentation in the consolidated balance sheets, certain deferred tax assets and liabilities have been offset.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

As of June 30, 2017 and 2016, the Company had net deferred tax assets of $327,137 and $428,524, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management considered all available evidence, both positive and negative, in determining the realizability of deferred tax assets at June 30, 2017 and 2016. Management considered carry back availability, the scheduled reversals of deferred tax liabilities, projected future taxable income during the reversal periods, and tax planning strategies in making this assessment. Management also considered recent history of taxable income, trends in the Company’s earnings and tax rate, positive financial ratios, and the impact of the downturn in the current economic environment (including the impact of credit on allowance and provision for guarantee and direct financing lease losses; and the impact on funding levels) on the Company. Based upon its assessment, management believes that a valuation allowance was not necessary as of June 30, 2017 and 2016.

As of June 30, 2017 and 2016, the Company intends to permanently reinvest the undistributed earnings of its operating subsidiaries to fund future operations. As such, no provision has been made for deferred tax assets related to the future repatriation of the cumulative undistributed earnings of the PRC subsidiaries of $69,333,827 and $49,730,140 as of June 30, 2017 and 2016, respectively.

For the years ended June 30, 2017 and 2016, the Company has not been selected for examination by the applicable tax authority and no resolution of tax audits were expected to be material to the financial statements.

NOTE 18 - RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Related party balances as of June 30, 2017 and 2016 (apart from those disclosed elsewhere in these financial statements) consisted of:

	2017	2016

Due to related party
Bluesky LLC	$464,000	$464,000
	$464,000	$464,000

Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

Related party transactions

Related party transactions for the years ended June 30, 2017, 2016 and 2015 consisted of:

	For the years ended June 30,
	2017	2016	2015
Amount lent to owners
Dongsheng International Investment Group Co., Ltd	$-	$-	$13,148,677
Dongsheng International Investment Ltd (HK)	-	-	8,419,721
	$-	$-	$21,568,398

Amount repaid from owners
Dongsheng International Investment Group Co., Ltd	$-	$-	$30,474,032
Dongsheng International Investment Ltd (HK)	-	-	10,628,558
Wang Hong (Note 1)	-	-	6,517,312
	$-	$-	$47,619,902

Amount repaid to owners
Wang Hong (Note 1)	$-	$-	$244,399
Tian Wenjun	-	-	175,917
	$-	$-	$420,316

Amount borrowed from owners	-
Wang Hong (Note 1)	$-	$-	$16,293
Tian Wenjun	-	-	24,440
	$-	$-	$40,733

Share repurchase
Bluesky LLC	$-	$17,464,000	$-

Convertible debt
Bluesky LLC	$-	$8,500,000	$-

The loans from owners and to owners were all interest free and due on demand.

On December 28, 2015, the Company issued an $8,500,000 promissory note (the “Note”) to Bluesky LLC, an entity controlled by Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President. The notes bear interest at 4% per year and mature on December 28, 2016. The note was repaid in advance on April 28, 2016. The Notes are convertible into the Company’s ordinary shares at a price of $12.00 per share. Martel Capital, LLC is the placement agent for the offering and received a commission equal to 1% of the gross proceeds of the offering.

On June 30, 2016, the Company repurchased 1,480,000 ordinary shares from Bluesky LLC at a price of $11.8 per share. On June 28, 2016, the Company paid approximately $17,000,000 to Bluesky LLC.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

NOTE 19 - COMMITMENTS AND CONTINGENCIES

Commitments

Lease Commitments

The Company leased their principal offices under lease agreements. The following table sets forth the Company’s contractual obligations as of June 30, 2017 in future periods:

For the years ending June 30,	Rental payments
2018	$186,721
2019
2020	-
2021	-
2022	-
Thereafter	-
$186,721

Guarantee Commitments

Guarantees terminate upon payment or cancellation of the guaranteed obligation. Dongsheng Guarantee’s obligations to make payments under guarantees will be triggered upon failure of the parties for which the guarantees are provided to fulfill their guaranteed obligations. The terms from inception to termination of the guarantees provided generally range from 6 to 12 months.

Contingencies

In the past, Dongsheng Guarantee failed to comply with PRC regulations that provide that the aggregate balance of liabilities guaranteed by a financing guarantee Company for any single guaranteed party may not exceed 10% of the net assets of the guarantee Company and also failed to make required social insurance and provident housing fund contributions for some of its employees. During the years ended June 30, 2017 and 2016, Dongsheng Guarantee did not provide guarantees for loans in excess of 10% of its net assets to any single customer and made all required social insurance, but it failed to comply with certain housing fund requirements under PRC regulations. As of June 30, 2017 and 2016, Dongsheng Guarantee had not received any notice from any relevant government authorities regarding its prior non-compliance with these requirements. However, it is possible that relevant regulatory authorities will impose penalties and/or bring legal action against Dongsheng Guarantee retrospectively. Any such penalties or legal action could have an adverse effect on the Company’s business, and management is unable to make any estimate of the amounts of any such possible penalties.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2015, 2016 AND 2017

Litigations

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2017, the Company was involved in 3 lawsuits in China, of which 2 of the legal actions were initiated by the Company as plaintiff in relation to the guarantee business, and in the other of which the Company is a defendant in relation to its financing lease business (see below). The Company initiated legal proceedings to collect delinquent balances, interest and penalties from guarantees. 2 of these cases with an aggregated claim of $624,169 have been adjudicated by the Court in favor of the Company and these cases are in the process of being enforced.

In October 2014, an equipment supplier filed a lawsuit in China naming Jinshang Leasing and the respective lessee of a financing lease arrangement as defendants demanding repayment of the equipment cost of $2.2 million (RMB14.8 million) and compensation of $0.2 million (RMB1.5 million). There has been no activity in this lawsuit since it was transferred to the Beijing Haidian court. In June 2015, the lessee filed a notice to Jinshang Leasing and the supplier to terminate the financing lease arrangement and the respective equipment sale and purchase agreement. Jinshang Leasing has not collected or made any payment or recognized any income on this financing lease arrangement. The directors of the Company have sought advice from PRC legal counsel in this respect and are of the view that the lawsuit against Jinshang Leasing is without merit and believe that resolution of this matter will not result in any payment that, in the aggregate, would be material to the financial position or results of operations of the Company.

The Company and certain of its executive officers have been named as defendants in two civil securities lawsuits recently filed in two U.S. District Courts (the “Lawsuits”) in April 2017. Both Lawsuits are putative class action lawsuits where plaintiffs’ counsels are seeking to represent the entire class of shareholders who bought the Company’s securities between 29 October 2015 and 29 March 2017. Both Lawsuits assert the same statutory violations under the U.S. Securities Exchange Act, alleging, in sum and substance, that the defendants made false and misleading statements, or failed to disclose material facts, in the Company’s prospectuses, press releases, and filings with the U.S. Securities and Exchange Commission (the “SEC”) in connection with its growth, business prospects and the adequacy of its internal controls. The Lawsuits further alleged that the Company’s stock price fell when the alleged misstatements or omissions became known to investors. The plaintiffs are seeking unspecified monetary damages, including interest, costs and attorneys’ fees and other relief as the court deems just.

On June 19, 2017, the plaintiff in one of the class actions filed a notice of voluntary discontinuance.

On June 26, 2017, the Court issued an Order appointing lead plaintiffs and lead counsel, and on August 25, 2017 lead plaintiffs filed an Amended Class Action Complaint. The Amended Complaint alleges a claim against the Company for securities fraud purportedly arising from alleged misrepresentations concerning its principal executive offices (which alleged misrepresentations resulted in the Company being added to, and then removed from, the Russell 2000 index). On October 24, 2017, the Company moved to dismiss the Amended Complaint for failure to state a claim against it. That motion remains pending. The Amended Complaint does not specifically allege the damages purportedly suffered by the class, and the Company is not yet able to provide a reliable estimate of any such damage claim. The directors of the Company believe that the claims from this proceeding are without merit and they are vigorously defending this proceeding.

NOTE 20 - SUBSEQUENT EVENTS

On August 2, 2017, Spectacular Bid Limited, a wholly owned subsidiary of Freeman, completed the acquisition of approximately 67% of the Company’s outstanding shares (Note 1).

On October 19, 2017, the Company received a letter from the Staff of the Listing Qualifications Department (the “Listing Qualifications Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) stating that the Listing Qualifications Staff has withdrawn its August 4, 2017 delisting determination letter. Accordingly, the Company’s securities remain listed on Nasdaq. Notwithstanding the withdrawal of the August 4, 2017 delisting determination letter, the Company has been further advised by Nasdaq that the Company’s securities will remain halted pending the receipt and review by Nasdaq of additional information from the Company.

