Form 20-F/A
period 2017-06-30
Wins Finance Holdings Inc.
filed 2017-12-14
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, oran emerging growth company. See definition of “large accelerated filer,"accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

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

EXPLANATORY NOTE

Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended June 30, 2017 (the “Form 20-F”) of Wins Finance Holdings Inc. is being filed to amend and restate Item 6 to reflect the current directors of the Company as opposed to those directors with the Company on June 30, 2017. The change in the directors was previously reported in a Report of Foreign Private Issuer on Form 6-K filed on August 2, 2017. Other than the changes to Item 6 and updates to Item 19 to reflect the exhibits previously filed, no changes have been made to the Form 20-F.

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

Name	Age	Position(s)
Renhui Mu	45	Chairman, Chief Executive Officer, Chief Operating Officer and Director
Junfeng Zhao	47	Chief Financial Officer and director
Xiaofeng Zhong (1)(2)(3)	39	Director
Shihai Wang (1)(2)(3)	41	Director
Weiqi Chen (1)(2)(3)	33	Director

(1)	Member of our Audit Committee.

(2)	Member of our Compensation Committee.

(3)	Member of our Nominating Committee

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

Junfeng Zhao has served as our Chief Financial Officer since August 2016 and served as a member of our board of directors since April 2017. Mr, Zhao served as our financial controller from May 2010 to August 2016. Prior to that, Mr. Zhao served as financial controller at Agria Corporation, a NYSE listed company (stock code: GRO), from 2006 to 2010. Prior to Agria, he served as financial controller at Shanxi Foodstuffs and Oils Import and Export Company from 1993 to 2006. Mr. Zhao is a member of the ACCA and AICPA. Mr. Zhao obtained his Bachelor degree from Shanxi University of Finance and Economics in accounting.

Xiaofeng Zhong has served as a member of our board of directors and the Chairman of Audit committee since August 2017. Mr. Zhong has served as the Vice President of CIF Investment Fund Management Co., Ltd., a subsidiary of China Citic Group since April 2014. From January 2008 until April 2014, Mr. Zhong was the Vice President of Ping An Innovation Capital Investment Co., Ltd., a subsidiary of China Ping An Group. From February 2002 until December 20017, Mr. Zhong was a manager at Deloitte Touche Tohmatsu. He received a Master’s degree in Finance from Fudan University and a Bachelor’s degree in International Accounting from Shenzhen University.

Shihai Wang has served as in independent director for the company since August 2017. In January 2010 he co-founded SDIC Fund Management Co., Ltd. and has served as its vice president, executive director and managing director since that time. From October 1999 to April 2003, he served as a project manager of Corporate Finance department, Personal finance department, Financial Center, of Hua Xia Bank. From July 2006 to October 2008, he served as a project manager, senior manager and associate director of China Euro securities Ltd. From October 2008 to January 2010, he was the vice president of Raw Materials and Equipment Manufacturing Industry Team and Financial Group of CITIC Securities Co., Ltd. Mr. Wang holds a Bachelor’s degree in Finance and Economics from Shandong University of Finance and a Master’s degree in Economics from Shanghai Jiao Tong University.

Weiqi Chen has served as an independent director for the company since August 2017. Mr. Chen has been a partner in Autobot Capital, a Venture Investment Fund, since June 2015. He worked for Shenzhen K&C Capital as an investment manager from September 2011 to December 2014. Mr. Chen served for Shenzhen GTJA Investment Group as an associate from February 2009 to August 2011. he worked in the PSF Department of HSBC Shenzhen Branch from January 2008 to December 2008. Mr. Chen holds a Bachelor's degree in Economics from the School of Economics at Shenzhen University.

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

Board of Directors

Independence of Directors

As a result of our ordinary shares being listed on Nasdaq we adhere to the rules of Nasdaq in determining whether a director is independent. The Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, our board of directors has determined that Xiaofeng Zhong, Shihai Wang and Weiqi Chen are independent directors of our company. Our independent directors have regularly scheduled meetings at which only independent directors are present.

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

Meetings and Committees of the Board of Directors

Audit Committee Information

The audit committee of our board of directors is comprised of Xiaofeng Zhong, Shihai Wang and Weiqi Chen. Xiaofeng Zhong serves as the chairman of the audit committee. Each of the members of the audit committee is independent under the applicable Nasdaq listing standards. The purposes of the audit committee, as specified in our Audit Committee Charter, include, but are not limited to:

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

Financial Experts on Audit Committee

Our audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. We are required to certify to Nasdaq that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board of Directors has determined that Xiaofeng Zhong satisfies Nasdaq’s definition of financial sophistication and also qualify as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Nominating Committee Information

The nominating committee of our board of directors is comprised of Xiaofeng Zhong, Shihai Wang and Weiqi Chen. Each of the members of the nominating committee is independent under the applicable Nasdaq listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

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

Compensation Committee Information

The compensation committee of our board of directors is comprised of Xiaofeng Zhong, Shihai Wang and Weiqi Chen. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

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

ITEM 19. EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association of the Company (incorporated by reference from Annex C-4 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
1.2	Certificate of Incorporation on Change of Name of the registrant (incorporated by reference from Annex C-1 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
2.1	Form of the Company’s Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
2.2	Agreement and Plan of Reorganization, dated as of April 24, 2015 and amended on May 5, 2015, by and among Sino Mercury Acquisition Corp (“Sino”), Wins Finance Holdings Inc., Wins Finance Group Ltd. (“WFG”) and the shareholders of WFG (incorporated by reference from Annex A to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
4.1	Amended and Restated Registration Rights Agreement dated as of October 27, 2015among the Company, the initial stockholders of Sino and the shareholders of WFG (incorporated by reference to Exhibit 10.8 to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 11, 2015.
4.2	Securities Escrow Agreement dated as of August 26, 2014, as amended on June 21, 2016 by and among the Company and the initial stockholders of Sino (incorporated by reference to Exhibit 10.3 of Sino Mercury Acquisition Corp.’s Form S-1/A filed on July 18, 2014).
4.3	Escrow Agreement dated as of October 27, 2016 among Wins Finance Holdings Inc., the Representative (as described in the Agreement and Plan of Reorganization) and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex F to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of Sino’s Form 8-K filed on April 27, 2015).
4.5	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and Bank of China, Shouzhou Branch (incorporated by reference to Exhibit 10.9 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.6	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and China Citic Bank (incorporated by reference to Exhibit 10.10 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.7	Tenancy Agreement between Jinshang International Financial Leasing Co., Ltd. and Beijing Dong Sheng International Culture Industry Development Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Registrant Statement on Form S-4/A filed on May 11, 2015)

4.8	Tenancy Agreement between Shanxi Dongsheng Financial Guarantee Co., Ltd. and Shanxi Province YuciWangcheng Enterprises Limited (incorporated by reference to Exhibit 10.12 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.9	2015 Long Term Incentive Equity Plan (incorporated by reference to Annex D to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.10	Summary Purchase-and-Lease-Back Agreement dated December 23, 2015 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.(incorporated by reference to Exhibit 4.10 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)
4.11	Summary Purchase-and-Lease-Back Agreement dated April 23, 2016 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.(incorporated by reference to Exhibit 4.11 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)
8.1	List of Subsidiaries of the Company (Previously filed)
12.1	Certification of Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Letter from Marcum Bernstein & Pinchuk LLP, dated November 13, 2017 (Previously filed)
101.1NS	XBRL Instance Document (Previously filed)
101.SCH	XBRL Taxonomy Extension Schema Document (Previously filed)
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document (Previously filed)
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document (Previously filed)
101.LAB	XBRL Taxonomy Extension Label Linkbase Document (Previously filed)
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document (Previously filed)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WINS FINANCE HOLDINGS INC.

Date: December 13, 2017	By:	/s/ Renhui Mu
	Name:	Renhui Mu
	Title:	Chief Executive Officer and Chief Operating Officer (Principal Executive Officer)

	By:	/s/ Junfeng Zhao
	Name:	Junfeng Zhao
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

