Form 20-F
period 2018-06-30
Wins Finance Holdings Inc.
filed 2018-10-31
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

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

1177 Avenue of the Americas
5th Floor New York, NY 10036
646-694-8538

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

As of October 31, 2018, the registrant had 19,837,642 ordinary shares outstanding.

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

The Company’s functional currency is USD. The functional currency of Jinshang Leasing, Tianjin Jiaming, Jinchen Agriculture and Dongsheng Guarantee is Chinese Yuan, or RMB. For financial reporting purposes, the financial statements of Jinshang Leasing, Tianjin Jiaming, Jinchen Agriculture and Dongsheng Guarantee are prepared using RMB and translated into the Company’s functional currency, USD at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and owners’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The audited financial statements for the years ended June 30, 2018 and 2017 in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP”.

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

The selected consolidated statements of operations data for the fiscal years ended June 30, 2018, 2017, 2016, 2015, and 2014 and the selected balance sheet data as of June 30, 2018, 2017, 2016, 2015, and 2014 are derived from the audited consolidated financial statements of Wins Finance for those fiscal years.

The audited consolidated financial statements for the fiscal years ended June 30, 2018, 2017, 2016, 2015, and 2014 are prepared and presented in accordance with U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes. The historical financial statements are not necessarily indicative of our future performance.

Statements of Income and Comprehensive Income

	For the years ended June 30,
(US$ except share data)	2018	2017	2016	2015	2014

Guarantee service income
Commissions and fees on financial guarantee services	2,308,567	2,839,194	6,193,225	7,860,629	8,240,866
(Provision) reversal of provision for financial guarantee services	(1,982,073)	3,208,827	(2,907,999)	576,456	(1,190,387)
Provision for guarantee paid on behalf of guarantee service customer	(2,896,532)	-	-	-	-
Commission and fees on guarantee services, net	(2,570,038)	6,048,021	3,285,226	8,437,085	7,050,479

Direct financing lease income
Direct financing lease interest income	5,697,491	6,047,172	3,164,317	3,547,273	1,926,380
Interest expense for direct financing lease	(1,512,619)	(2,094,587)	(524,409)	(188,173)	(164,354)
Business collaboration fee and commission expenses for leasing projects	(99,320)	(603,873)	(222,206)	(265,829)	-
Provision for lease payment receivable	(3,108,520)	(27,332)	(597,444)	(70,467)	(130,745)
Net direct financing lease income after provision for receivables	977,032	3,321,380	1,820,258	3,022,804	1,631,281

Financial advisory and agency income	1,695,769	357,284	402,800	3,386,586	873,927
Net revenue	102,763	9,726,685	5,508,284	14,846,475	9,555,687

Non-interest income
Interest on short-term investment	15,095,621	13,752,538	13,958,540	16,657,246	1,584,163
Total non-interest income	15,095,621	13,752,538	13,958,540	16,657,246	1,584,163

Non-interest expense
Business taxes and surcharge	(13,059)	(4,406)	(167,867)	(200,223)	(136,528)
Salaries and employee charges	(704,007)	(879,595)	(1,524,720)	(424,872)	(323,618)
Rental expenses	(230,889)	(247,684)	(271,357)	(190,239)	(195,133)
Other operating expenses	(4,789,448)	(46,258)	(4,621,038)	(1,468,741)	(997,811)
Total non-interest expense	(5,737,403)	(1,177,943)	(6,584,982)	(2,284,075)	(1,653,090)

Income before taxes	9,460,981	22,301,280	12,881,842	29,219,646	9,486,760

Income tax credit (expense)	1,038,895	(1,951,489)	(764,445)	(3,146,993)	(1,967,855)
Net income	10,499,876	20,349,791	12,117,397	26,072,653	7,518,905

Other comprehensive income (loss)
Foreign currency translation adjustment	5,969,850	(5,130,963)	(19,361,292)	1,757,840	174,404
Comprehensive income (loss)	16,469,726	15,218,828	(7,243,895)	27,830,493	7,693,309

Weighted-average common shares outstanding
Basic (1)	19,837,642	19,926,510	20,012,356	16,800,000	16,800,000
Diluted (1)	19,837,642	20,082,089	20,012,356	16,800,000	16,800,000

Earnings per share
Basic (1)	0.53	1.02	0.61	1.55	0.45
Diluted (1)	0.53	1.01	0.61	1.55	0.45

(1)	These data have been retrospectively adjusted giving effect to the reverse merger between WFG and Sino, completed on October 26, 2015. More information about the reverse merger is contained in our Consolidated Financial Statements.

	2018	2017	2016	2015	2014

Balance Sheet Data
Cash and cash equivalents	18,497,092	17,002,282	47,163,965	9,883,091	5,329,454
Total assets	309,224,632	312,764,090	304,627,280	251,005,424	225,461,193
Total liabilities	34,947,031	54,956,215	60,572,349	13,741,316	16,027,578
Total equity	274,277,601	257,807,875	244,054,931	237,264,108	209,433,615

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Our business relies heavily on cooperation with commercial banks. Our cooperation arrangements with banks generally have a term of one year and are renewable upon expiration. If we are not able to renew any of these existing arrangements on commercially reasonable terms, or at all, when they expire, the ability to provide bank financing guarantees to clients would be negatively impacted. In addition, regulatory policies and other factors are beyond our control. Furthermore, our cooperation arrangements are concentrated in a small number of commercial banks locally. The proportion of security deposits the banks require from us largely depends on our business relationship and track record with them. As a result, if our relationship with one or more key cooperating banks deteriorates materially or terminates, our business, financial condition and results of operations may be materially and adversely affected. During the year ended June 30, 2018, the Peoples’ Bank of China (the “PBOC”) reduced the liquidity between the banks which caused market interest rates to go up, and the China Banking Regulatory Commission (the “CBRC”) has also tightened the risk management of commercial banks and the cash loan business, making it more difficult for businesses in China to obtain financing.

Our business is subject to greater credit risks than if we provided guarantees and leases to larger and more established clients, and our proprietary risk management system may not be adequate to protect against client defaults.

The business of providing financial guarantees or leasing involves a variety of risks, including the risk that the loans we guaranteed or made will not be repaid on time or at all, and our risk management procedures may not fully eliminate these risks. We mainly focus on providing services to Chinese small & medium enterprises (“SMEs”), including microenterprises, which have limited access to financing, and microcredit companies in China. Some of our clients are at the early stage of their business and have limited financial resources, making them vulnerable to adverse competitive, economic or regulatory conditions. These customers may expose us to greater credit risks than larger or more established businesses with longer operating histories. We seek to manage our credit risk exposure through client due diligence, credit approvals, establishing credit limits, requiring security measures and portfolio monitoring. While these procedures are designed to provide us with the information needed to implement adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk. During the year ended June 30, 2018, the provision in relation to financial guarantee services totaled $4.9 million, and the provision for our lease payment receivable totaled $3.1 million. The dramatic increase of these non-cash provisions is due to the adjustment of China’s financial policy (strengthening financial risk control and deleveraging) which has a significant adverse impact on the financial strength of our SME client base.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth during the past few years. Our financial leasing business commenced in 2009 and therefore has a limited operating history. Our net revenue increased from $1.3 million for the year ended June 30, 2012 to $9.7 million for the year ended June 30, 2017, representing an increase of 672.6%. However, the net revenue decreased from $9.7 million for the year ended June 30, 2017 to $0.1 million for the year ended June 30.2018, representing a decrease of 98.9%, mainly caused by non-cash provisions on our financial guarantee and leasing businesses that totaled $8.0 million. Our historical growth rate and the limited history of our financial leasing business make it difficult to evaluate our prospects. We may not be able to sustain our historically rapid growth or may not be able to grow our business at all.

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

In addition, our business may be subject to factors affecting the banking industry generally, such as an abrupt spike in China’s interbank rates and the subsequent fears of tightened liquidity, as well as the increasing non-performing loan ratios as reported by the banking industry. Such factors adversely affecting China’s banking industry may result in constraints on the banking system’s liquidity and subsequent reductions in the amount of, or tightened approval requirements for, loans available to our customers or us. As a result, we may experience reduced demand for our guarantees and less available funding. Furthermore, if our customers’ business is negatively affected due to any such factors, our customer default risk may increase, which may materially and adversely affect our financial condition or results of operations.

Our business is concentrated in Jinzhong City, Shanxi Province, and our financial condition and results of operations may be materially and adversely affected by a significant deterioration in our business in such city.

Our business is concentrated in Jinzhong City, Shanxi Province, with over 39.0% of our revenues being generated by clients in this city for the year ended June 30, 2018. Historically, the economies of Jinzhong City, and specifically Shanxi Province, have provided significant business opportunities for our target clients, and accordingly driven our business growth and financial performance. A significant economic downturn in Jinzhong City or Shanxi Province, however, may undermine the financial condition of our customers in these areas and their ability to repay their loans which we have guaranteed, and our financial condition and results of operations may be materially and adversely affected as a result.

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

As of June 30, 2018, our provision for guarantee losses (including provision for guarantee paid on behalf of our guarantee service customers) was $5.5 million and our allowance for finance lease payment receivable was $3.9 million. The amount of provisions or allowances has been based on our management’s assessment of, and expectations concerning, various factors affecting the quality of our guarantee and loan portfolio, such as the customers’ financial condition, repayment ability, historical default rates, the anticipated realizable value of any collateral, regional economic conditions, government policies, interest rates and other factors, and the applicable PRC rules and regulations governing provisions for losses. If our assessment and expectations differ from actual events, or if the quality of our guarantee and loan portfolios deteriorates, our provisions or allowance may not be adequate to cover our actual losses and we may need to set aside additional provisions or allowance, which could materially and adversely affect our profitability. Our business is subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. We may increase our allowance for guarantee losses and impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Regulatory authorities may also require an increase in the provision or allowance for guarantee or loan losses. Any increase in the allowance for guarantee or loan losses would result in a decrease in net income and may have a material adverse effect on our financial condition and results of operations.

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

We hold a significant amount of short term investments in asset management products. It is possible that we could lose the principal and interest of these assets, or the current return may not be maintained. Furthermore, it is possible that the banks and financial institutions that manage the short-term investments may not be able to redeem the short-term investments at our request, resulting in our being unable to utilize the related funds to support our business.

As of June 30, 2018, we hold $178.3 million of short-term investments in assets management products managed by banks and financial institutions, which have invested in fixed-income financial products permitted by the CSRC such as government bonds, corporate bonds and central bank notes. We believe that the risk of loss of principal and interest on these assets is very low. However, if the Chinese economic environment changes significantly, for instance, if China’s economy enters a serious recession resulting in many enterprises being unable to repay their bonds and other obligations, or if China’s central bank cuts interest rates significantly, China’s asset management companies may be unable to protect their interests in the assets under management. In such event, we might lose any return or even the principal from these investments. The current annualized return rate for assets held by these asset management companies on behalf of us is between 5% and 9% annually. The return on these funds is highly dependent on the management ability of the asset management companies, and on the market interest rate of the investment products. Current levels of return may not be sustainable if the market interest rate continues to decrease in the near future. Further, the banks and financial institutions that manage the short term investments may be unable to redeem such investments at a price equal to the principal and undistributed interests due to market events or, in extreme circumstances, such as significant redemptions or a deterioration of liquidity in the financial markets, may be unable to redeem them at all. As a result, we may not have access to the capital related to the short-term investments for our business when needed.

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

We had material weaknesses in our internal control in financial reporting as of June 30, 2018 and such material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management identified material weaknesses and concluded that our internal control over financial reporting were not effective as of June 30, 2018. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The specific material weaknesses we identified in our internal control over financial reporting as of June 30, 2018 related to:

•	lack of sufficient accounting personnel qualified in US GAAP and SEC reporting; and
•	insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements.

Although we provided more training to our accounting personnel relating to US GAAP and SEC reporting to partially address the foregoing material weaknesses, we do not believe such weaknesses have been remediated and we can provide no assurance that they will be remediated in a timely manner.

Any failure to maintain effective internal controls could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis as required by the SEC and NASDAQ, we could face severe consequences from those authorities. In either case, this could result in a material adverse effect on our business. Inferior internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. We can give no assurance that additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future these controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

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

The proportion of the financial leasing revenue to our total revenue has gradually increased, but this growth may not continue.

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

Our financial performance fluctuates with our business volume. For our guarantee and financial consultancy service, the level of revenue that we can achieve is subject to fluctuations and is dependent on, among other things, the business and performance of our customers and the overall economic condition of the PRC. Accordingly, we are susceptible to revenue volatility between financial periods.

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

Restrictions on currency exchange may limit our ability to utilize our PRC revenue effectively.

Substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities. Currently, our PRC subsidiaries, which are wholly-foreign owned enterprises, may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over "irrational" overseas investments for certain industries, as well as over four kinds of "abnormal" offshore investments, which are:

•	investments through enterprises established for only a few months without substantive operation;
•	investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;
•	investments in targets which are unrelated to onshore parent's main business; and
•	investments with abnormal sources of Renminbi funding suspected to be involved in illegal transfer of assets or illegal operation of underground banking.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow, including requiring banks to verify board resolutions, tax filing forms and audited financial statements before wiring foreign invested enterprises' foreign exchange dividend distribution of over US$50,000. In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to our stockholders.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability, limit our ability to inject capital into our consolidated PRC entities, limit the ability of our consolidated PRC entities to distribute profits to us, or otherwise adversely affect us.

On July 4, 2014, the SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange for Overseas Investment and Financing and Reverse Investment by Domestic Residents via Special Purpose Vehicles, or Circular 37, which replaced the Circular on Relevant Issues Concerning Foreign Exchange Control Over Financing and Return Investment of Domestic Residents through Overseas Special Purpose Vehicles, or Circular 75, previously issued in October 2005. Pursuant to Circular 37, any PRC residents, including both PRC institutions and individual residents, are required to register with the local SAFE branch before making contribution to a company set up or controlled by the PRC residents outside of the PRC for the purpose of overseas investment or financing with their legally owned domestic or offshore assets or interests, referred to in this circular as a “special purpose vehicle.” Our current beneficial owners who, to our knowledge, are PRC residents are in the process of registering with the local SAFE branch as required under Circular 37. We cannot, however, provide any assurances that such registration will be completed in a timely manner, or at all, or that any future beneficial owners who are PRC residents will be able to comply with the SAFE regulations in a timely manner, or at all. Any failure of our current or future beneficial owners who are PRC residents to comply with the registration procedures set forth in Circular 37 may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital into our consolidated PRC entities, limit our consolidated PRC entities’ ability to distribute dividends to us or the offshore entities set up by our beneficial owners or otherwise materially and adversely affect our business.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In February 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 extends its tax jurisdiction to not only indirect transfers but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. However, Public Notice 7 provides safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. On October 17, 2017, the State Administration of Taxation, or the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to Public Notice 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties with respect to the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Public Notice 7 and SAT Bulletin 37. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Public Notice 7 and SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with Public Notice 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars. The PRC tax authorities have the discretion under Public Notice 7 and SAT Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Public Notice 7 and SAT Bulletin 37, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We have made acquisitions in the past and may conduct additional acquisitions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The audit reports included in this annual report are prepared by an auditor who is not inspected fully by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. However, since our operations are solely located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected fully by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’ audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct full inspections of auditors operating in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may be deprived of the benefits of PCAOB inspections.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted proceedings under Rule 102(e)(1)(iii) of the SEC’s Rules of Practice against five PRC-based accounting firms, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ work papers related to their audits of certain PRC-based companies that are publicly traded in the United States. Rule 102(e)(1)(iii) grants to the SEC the authority to deny to any person, temporarily or permanently, the ability to practice before the SEC who is found by the SEC, after notice and opportunity for a hearing, to have willfully violated, or willfully aided and abetted the violation of, any such laws or rules and regulations. On January 22, 2014, an initial administrative law decision was issued, sanctioning four of these accounting firms and suspending them from practicing before the SEC for a period of six months. The sanction will not take effect until there is an order of effectiveness issued by the SEC. In February 2014, four of these PRC-based accounting firms filed a petition for review of the initial decision. In February 2015, each of these four accounting firms agreed to a censure and to pay fine to the SEC to settle the dispute with the SEC. The settlement stays the current proceeding for four years, during which time the firms are required to follow detailed procedures to seek to provide the SEC with access to Chinese firms' audit documents via the CSRC. If a firm does not follow the procedures, the SEC would impose penalties such as suspensions, or commence a new, expedited administrative proceeding against the non-compliant firm or it could restart the administrative proceeding against all four firms.

While these issues raised by the proceedings are not specific to our auditor or to us, they potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States. Depending upon the final outcome, public companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which may result in SEC’s revocation of the registration of their shares under the Exchange Act. Such a determinate would cause the immediate delisting of our Common Stock from the NASDAQ Stock Market, and the effective termination of the trading market for our securities in the United States, which would likely have a significant adverse effect on the value of our securities. Moreover, although our independent registered public accounting firm was not named as a defendant in the above SEC administrative proceedings, any negative news about the proceedings against these audit firms may erode investor confidence in China-based, US public companies, including us, and the market price of our shares may be adversely affected.

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

Freeman FinTech Corporation Limited (“Freeman”) owns approximately 67% of our outstanding common stock and its interests may differ from those of our other stockholders.

As of June 30, 2018, Freeman owned approximately 67% of our outstanding common stock. Freeman has the right to nominate three members of our board of directors. Freeman will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. Freeman may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if Freeman is opposed by our other stockholders.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, assuming we are treated as a foreign corporation for U.S. federal income tax purposes, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during our taxable year ended June 30, 2018, we believe that we may be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance in respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

Our stock price has been and is likely to continue to be volatile. The stock market in general has, and we in particular have, experienced extreme volatility that has often been unrelated to the operating performance of our company. This volatility may be due, in part, to the small number of our ordinary shares which are publicly tradeable. As a result of this volatility, investors may not be able to sell their securities at or above the price at which they purchased such securities. Broad market and industry factors may negatively affect the market price of our ordinary shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly. Finally, because of the significant volatility in our stock price, Nasdaq halted trading in our stock on June 7, 2017 until December 4, 2017. If volatility in our stock price continues after trading recommences, Nasdaq could again halt trading in our stock.

Due to the recent extreme fluctuations in our stock price, we have been the subject of regulatory proceedings and lawsuits, which, if determined against us, could adversely affect our operating results.

Beginning in November 2016 and through June 2017, our stock price experienced extreme price and volume fluctuations having nothing to do with the performance of our business. We do not know the cause of such fluctuations, but such fluctuations have resulted in significant adverse consequences to us. Trading in our ordinary shares was halted by the Nasdaq Stock Market on June 7, 2017 until December 4, 2017 due to the fluctuations, and class action litigations have been filed against us due to such fluctuations and the trading halt. Although we do not believe that the class action litigations have any merit, we cannot predict the outcome of the litigations or how Nasdaq, or whether other regulatory agencies (such as the SEC), will proceed against us. If a judgment is entered against us in the class action litigations or if a regulatory agency takes action against us, our business may suffer and the value of our ordinary shares may significantly decrease.

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

WFG is a holding company that was incorporated under the laws of the British Virgin Islands on July 27, 2014. After several recapitalizations and restructurings, WFG holds 100% of the interests of Jinshang Leasing, Jinchen Agriculture, Dongsheng Guarantee and Tianjin Jiaming through its wholly owned subsidiary, Full Shine. WFG is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province and Beijing, China. WFG’s goal is to assist Chinese small & medium enterprises (SMEs), including microenterprises, which have limited access to financing, in improving their overall fund-raising capability and enable them to obtain funding for business development.

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

On December 13, 2016, Appelo Ltd. and Wits Global Ltd., each an entity controlled by Mr. Wang Hong (collectively, the “Sellers”) entered into an agreement to transfer all of the ordinary shares of the Company owned by them (an aggregate of 13,440,000 ordinary shares (approximately 67% of the Company’s outstanding ordinary shares)) to Freeman FinTech Corporation Limited (“Freeman”), a company listed on the Hong Kong Stock Exchange. In connection with the transaction, the Seller transferred certain rights in a registration rights agreement to Freeman.

On August 2, 2017, Spectacular Bid Limited, a wholly owned subsidiary of Freeman, completed the acquisition of approximately 67% of the Company’s outstanding shares.

On August 28, 2018, one of our subsidiaries entered into an agreement to acquire a 30% equity interest in Hui Yue Finance Leasing (Ningbo) Co., Ltd.  (“Hui Yue”). Hui Yue will be a joint venture between us, Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd). On October 26, 2018, the agreement was amended so that our subsidiary would acquire only a 15% interest in Hui Yue. The Company will pay RMB 150 million (or approximately $22.7 million) for its 15% interest in Hui Yue. Pursuant to the agreement, the Company was required to pay the capital within thirty years, from the date of change of Hui Yue’s company registration. The first payment of RMB 20 million ($3.0 million) was made on October 30, 2018. Hui Yue will focus on the financial leasing of equipment relating to port logistics, construction machinery, energy conservation and medicine in Ningbo, China. We believe that participating in this investment has the opportunity to boost our growth in the leasing sector by leveraging the local financial, governmental and our client resources.

We are subject to the provisions of the exempted company incorporated under the Companies Law (2013 Revision) of the Cayman Islands. Our principal executive offices are located at 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024, People’s Republic of China, and our US office is located at 1177 Avenue of the Americas, 5th Floor, New York, NY 10036.  Our telephone number is 646-694-8538 and our website is located at winsfinance.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report).

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

At June 30, 2018, Dongsheng Guarantee, our operating subsidiary in the PRC, with approximately $47.7 million (or RMB300 million) of registered capital, was ranked as one of the top 10 financing guarantee companies in Shanxi Province, in terms of registered capital (Source: State Administration of Industry and Commerce).

Financial Guarantees

Our company has a 12- year operating history in the financial guarantee business, which we started in 2006. We facilitate financing from banks to SMEs by providing a guarantee to the lenders such that, in the event of a borrower’s default, we will repay the principal, interest and related fees and expenses in connection with the underlying debt. We believe our guarantee services enable our SME customers to obtain financing from banks on better terms, more conveniently, easily and quickly than in the absence of such guarantees.

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

Our products

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial guarantees; (2) financial leasing; and (3) financial advisory and agency services. The following table shows the components of revenue, their respective percentages of our net fee and interest income for the period indicated:

	For the years ended June 30,
	2018		2017		2016
	US$’000%		US$’000%		US$’000%
Guarantee service income	2,309	24%	2,839	31%	6,193	64%
Direct financing lease income	5,697	59%	6,047	65%	3,164	32%
Financial advisory and agency income	1,696	17%	357	4%	403	4%
Total revenues	9,702	100%	9,243	100%	9,760	100%

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

Our framework agreements with banks usually include the following key provisions:

•	Term of guarantee: usually one year.
•	Guarantee Scope: usually covers the principal amount and interest.
•	Guarantee fee rate: usually calculated with reference to the principal amount, annual guarantee fee rate and the term of the guarantee, ranged from 2% to 6%.
•	Collateral: We may request assets collateral or counter-guarantee usually based upon the client’s qualifications.

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

Financial Leasing

Our financial leasing business was registered in 2009 for the purpose of providing financing through equipment leasing or equipment-purchase-lease-back services to qualified SME clients. Our leasing operation has executed an aggregate of $234.5 million leasing contracts since its establishment. But our business in financial leasing is still at an early stage of development, with significant opportunity for expansion.

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

The provision of financial consultancy and agency services is within the scope of our business license.

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

As of June 30, 2018, two customers accounted for 18.9% and 14.2%, respectively, of the aggregate balances of loans guaranteed by Dongsheng Guarantee. As of June 30, 2017, two customers accounted for 13.2% and 11.0%, respectively, of the aggregate balances of loans guaranteed by Dongsheng Guarantee.

As of June 30, 2018, five customers accounted for 19.7%, 17.3%, 16.3%, 13.1% and 12.3%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2017, three customers accounted for 34.0%, 17.2% and 14.9%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

For the year ended June 30, 2018, there were three customers that accounted for 24%, 16% and 10% of our revenue, respectively. For the year ended June 30, 2017, there were two customers that accounted for 19% and 13% of our revenue, respectively.

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

Financial Guarantee Businesses

According to Interim Measures for the Administration of Financing Guarantee Companies (“Interim Measures”) promulgated by the Chinese Banking Regulatory Commission, NDRC, the Ministry of Industry and Information Technology, the Ministry of Finance, MOFCOM, the People’s Bank of China and the State Administration for Industry and Commerce, effective March 8, 2010:

•	The regulatory department shall stipulate the minimum registered capital of a financing guarantee company in accordance with the local condition, which shall not be less than RMB 5 million. The registered capital shall be paid-in monetary capital;
•	The balance of the financing guarantee liabilities provided by a financing guarantee company for any single individual guaranteed party shall not exceed 10% of the net assets of the company, the balance of the financing guarantee liabilities provided for any single individual guaranteed party and the affiliated parties thereof shall not exceed 15% of the net assets of the company, and the balance of the guarantee liabilities provided for bond issuance by any single individual guaranteed party shall not exceed 30% of the net assets of the company;
•	The balance of the financing guarantee liabilities of a financing guarantee company shall not be more than 10 times its net assets;
•	A financing guarantee company shall make a provision for the unearned liability reserves in an amount equal to 50% of the income from guarantee fees of the year and make a provision for the guarantee indemnity reserves in an amount equal to no less than 1% of the year-end balance of the guarantee liabilities of the year. If the accumulative guarantee indemnity reserves reach 10% of the balance of the guarantee liabilities of the year, provision shall be made for the guarantee indemnity reserves on the basis of the difference; and
•	Where a financing guarantee company violates any law, regulation or Interim Measures and if there are provisions on punishment in the relevant laws and regulations, it shall be punished in accordance with the provisions in Interim Measures. Otherwise, the regulatory department shall order it to make rectifications and may give it a warning or fine. If a crime is constituted, it shall be subject to criminal liabilities.

Financial Leasing Businesses

According to Measures for the Administration of Foreign-funded Lease Industry promulgated by the Ministry of Commerce, effective as of March 5, 2005:

•	The total foreign-invested assets of a foreign-funded lease company or foreign-funded financing lease company may not be less than $5 million;
•	A foreign-funded financing lease company must have a registered capital of not less than $10 million;
•	For the purposes of preventing risks and guaranteeing the business operation security, generally, the risk assets of a financing lease company shall not exceed 10 times of the total amount of the net assets of the company. Risk assets shall be determined on the basis of residue assets, namely, the result after deducting the cash, bank deposits, national debts and entrusted lease assets from the total assets of the company.

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

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2018, the Company was involved in 3 lawsuits in China, two of which were initiated by the Company as plaintiff in relation to the guarantee business, and in the other of which the Company is a defendant in relation to its financing lease business (see below). The Company initiated legal proceedings to collect delinquent balances, interest and penalties from guarantees. An aggregated claim of $639,104 has been adjudicated by the Court in favor of the Company and these cases are in the process of being enforced.

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

As of June 30, 2018, the Company and certain of its executive officers have been named as defendants in one civil securities lawsuit filed in U.S. District Courts. On April 20, 2017, Michel Desta filed a securities class action complaint in the District Court for the Central District of California seeking monetary damages against us, Jianming Hao, Renhui Mu, Peiling (Amy) He, and Junfeng Zhao (entitled Desta v. Wins Finance Holdings, Inc., et al.; C.D. Cal. Case No. 2:17-cv-02983) (hereafter, the “California Action”). On June 26, 2017, the Court issued an Order appointing lead plaintiffs and lead counsel, and on August 25, 2017 lead plaintiffs filed an Amended Class Action Complaint. The Amended Complaint (which did not name Peiling (Amy) He as a defendant), alleges a claim against us for securities fraud purportedly arising from alleged misrepresentations concerning Wins’ principal executive offices (which alleged misrepresentations resulted in Wins being added to, and then removed from, the Russell 2000 index). On October 24, 2017, we moved to dismiss the Amended Complaint for failure to state a claim as against us.

On March 1, 2018, the District Court for the Central District of California issued an Order denying the Company’s motion to dismiss. Thus, the civil action has proceeded to the fact gathering “discovery” stage in respect to the Company.

On August 31, 2018, defendants Renhui Mu and Junfeng Zhao moved to dismiss Plaintiffs’ Amended Complaint in the California Action for failure to state a claim as against them.  That motion is scheduled for hearing on November 5, 2018.

Separately, on September 17, 2018, lead plaintiffs in the California Action filed a motion seeking class certification.   The Company’s opposition to that motion is currently due on December 14, 2018.

On October 9, 2018, the Court entered an Order in the California Action dismissing the action as against Jianming Hao, without prejudice, for lead plaintiffs’ failure to timely serve him with the Summons and Amended Complaint.

The Amended Complaint does not specifically allege the damages purportedly suffered by the class, and we are not yet able to provide a reliable estimate of any such damage claim. We believe that the claims from this proceeding are without merit and we are vigorously defending this proceeding.

C. Organizational Structure

The following is an organizational chart setting forth the ownership of our company’s subsidiaries as of the date of this Annual Report:

Our Current Corporate Structure

D. Property, Plants and Equipment

Our company office space at (a) 1177 Avenue of the Americas, 5th Floor New York, NY 10036, (b) 1F, Building 7, No. 58. Jianguo Road, Chaoyang District, Beijing, 100024, the PRC, and (c) No. 229.Yutai Road, Yuci District, Jinzhong City, Shanxi Province, 030600, the PRC. We believe that its office space is sufficient for its current purposes.

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

Our financial guarantee business was started in 2006, and is currently one of the top 10 financing guarantee operations in Shanxi Province in terms of registered capital (Source: State Administration of Industry and Commerce). We typically provide a one-year term of guarantee for customers’ loans and the guarantee scope typically covers the principal amount and interest. Our guarantee fee, which is calculated with reference to the principal amount, annual guarantee fee rate and the term of the guarantee, ranges from 2% to 6%. As of June 30, 2018 and 2017, our outstanding guarantee balance was $47.9 million and $67.3 million, respectively. The decrease in outstanding guarantee balance at June 30, 2018 compared to June 30, 2017 was primarily attributable to fewer clients passing our risk control assessment.

We make short term investments in asset management products issued by banks and financial institutions with original maturities of one, three or five years but which could be redeemed at any time. The balance was $178.3 million and $187.9 million on June 30, 2018 and 2017, respectively, with annualized interest rates from 5% to 9%.

Credit risks, including customer defaults from the guarantee business and impairment losses on the investment in financial leases, are inherent in our business. Our risk control system, based upon our “Trusted Business Circle” of core enterprises, has proved practical and efficient given the limitations in the current credit system in China. Our default rates were 6.2%, and 2.3% in our guarantee business for the years ended June 30, 2018 and 2017, respectively. During these periods there were several financial leasing contracts outstanding. The impaired losses of our lease receivables were $3.1 million and $0.03 million for the years ended June 30, 2018 and 2017, respectively.

Our net revenue, which consists primarily of guarantee commissions, direct financing lease interest income, and financial advisory and lease agency income, was $102,763 for the year ended June 30, 2018, representing a decrease of $9,623,922, or 98.9%, from $9,726,685 for the year ended June 30, 2017. We note that the provision for guarantee losses and impairment allowance for the investment in financial leases that have affected our operating results are noncash items and represent Management’s assessment of the default risk of its guarantee and finance leasing customers. Interest on short-term investments was $15,095,621 for the year ended June 30, 2018, representing an increase of $1,343,083 or 9.8% from $ 13,752,538 for the year ended June 30, 2017. Net income for the year ended June 30, 2018 was $10,499,876, representing a decrease of $9,849,915 or 48.4%, from $20,349,791 for the year ended June 30, 2017.

Key Factors that Affect Operating Results

Our operating subsidiaries are incorporated, and our operations and assets are primarily located, in the PRC. Accordingly, our results of operations, financial condition and prospects are affected by China’s economic and regulation conditions in the following factors: (a) an economic downturn in China or any regional market in China;(b) economic policies and initiatives undertaken by the PRC government; (c) changes in the PRC or regional business or regulatory environment affecting the SME and microenterprise sector; (d) changes to prevailing market interest rates; (e) a higher rate of bankruptcy; (f) the deterioration of the creditworthiness of SMEs and microenterprises in general; and (g) the change of currency exchange rate of RMB to USD. Unfavorable changes could affect demand for the services that we provide and could materially and adversely affect the results of operations. Although we have generally benefited from China’s economic growth and the policies to encourage lending to SMEs, we are also affected by the complexity, uncertainties and changes in the PRC economic conditions and regulations governing the non-banking financial industry.

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

Results of Operations

Year Ended June 30, 2018 Compared to Year Ended June 30, 2017

	For the years ended June 30,		Changes
	2018	2017	$	%
Guarantee service income
Commissions and fees on financial guarantee services	$2,308,567	$2,839,194	$(530,627)	(18.7)%
(Provision) reversal of provision for financial guarantee services	(1,982,073)	3,208,827	(5,190,900)	(161.8)%
Provision for guarantee paid on behalf of guarantee service customers	(2,896,532)	-	(2,896,532)	(100.0)%
Commission and fees on guarantee services, net	(2,570,038)	6,048,021	(8,618,059)	(142.5)%

Direct financing lease income
Direct financing lease interest income	5,697,491	6,047,172	(349,681)	(5.8)%
Interest expense for direct financing lease	(1,512,619)	(2,094,587)	581,968	27.8%
Business collaboration fee and commission expenses for leasing projects	(99,320)	(603,873)	504,553	83.6%
Provision for lease payment receivable	(3,108,520)	(27,332)	(3,081,188)	(11273.2)%
Net direct financing lease interest income after provision for receivables	977,032	3,321,380	(2,344,348)	(70.6)%

Financial advisory and agency income	1,695,769	357,284	1,338,485	374.6%
Net revenue	102,763	9,726,685	(9,623,922)	(98.9)%

Non-interest income
Interest on short-term investment	15,095,621	13,752,538	1,343,083	9.8%
Total non-interest income	15,095,621	13,752,538	1,343,083	9.8%

Non-interest expense
Business taxes and surcharge	(13,059)	(4,406)	(8,653)	(196.4)%
Salaries and employees charges	(704,007)	(879,595)	175,588	20.0%
Rental expenses	(230,889)	(247,684)	16,795	6.8%
Other operating expenses	(4,789,448)	(46,258)	(4,743,190)	(10253.8)%
Total non-interest expense	(5,737,403)	(1,177,943)	(4,559,460)	(387.1)%

Income before taxes	9,460,981	22,301,280	(12,840,299)	(57.6)%

Income tax credit (expense)	1,038,895	(1,951,489)	2,990,384	153.2%
Net Income	$10,499,876	$20,349,791	$(9,849,915)	(48.4)%

Net Revenue

Our net revenue consists of commissions and fees on our financial guarantee services, direct financing lease interest income, and financial advisory and lease agency income. Net revenue decreased by $9.6 million, or 98.9% to $0.1 million for the year ended June 30, 2018, compared to $9.7 million for the year ended June 30, 2017. The decrease was primarily attributable to the decrease of $8.6 million in net commissions and fees on financial guarantee services and a decrease of $2.3 million in net direct financing lease interest income, partially offset by an increase of $1.3 million in financial advisory and lease agency income. The decrease is mainly due to the worsening of China’s economy and strict macro-control over the financial policy which leading to fewer financing opportunities for our main customers.

Net commissions and fees on financial guarantee services, net direct financing lease interest income, and financial advisory and lease agency income for the year ended June 30, 2018 were $(2.6) million, $1.0 million and $1.7 million, respectively.

	For the years ended June 30,
	2018		2017		Changes
	USD	Percentage of Revenue	USD	Percentage of Revenue	$	%
Net commission and fees on guarantee services	$(2,570,038)	(2500.9)%	$6,048,021	62.2%	$(8,618,059)	(142.5)%
Net direct financing lease interest income	977,032	950.8%	3,321,380	34.1%	(2,344,348)	(70.6)%
Financial advisory and agency income	1,695,769	1650.1%	357,284	3.7%	1,338,485	374.6%
Total	$102,763	100.0%	$9,726,685	100.0%	$(9,623,922)	(98.9)%

Guarantee Service Income

Commissions and fees on financial guarantee services

Commissions and fees on financial guarantee services decreased by $0.5 million, or 18.7%, to $2.3 million for the year ended June 30, 2018, compared to $2.8 million for the year ended June 30, 2017. The decrease was primarily attributable to reduced lending activity due to the economic recession in Shanxi province and our increased scrutiny of potential clients as a result thereof.

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

Dongsheng Guarantee estimates the General Allowance to be 1% of the guarantee contract amount balance and made reversal of a provision for its guarantees in the amount of $258,439 for the years ended June 30, 2018. Dongsheng Guarantee made a Specific Allowance of $2,240,512 for the year ended June 30, 2018.

In December 2016 and February 2017, Jinzhong Houfeng Trading Co., Ltd repaid a default on a loan of $4.5 million (RMB 30 million), and also repaid the compensation to our company $0.9 million (RMB 6 million), so we reversed the Specific Allowance of the guarantee losses of $3.1 million (RMB 21 million) relating to that loan.

On December 27, 2017, Jinzhong Bank Co., Ltd. withdrew $1.0 million (RMB 6.3 million) for interest and penalties from the Company's deposit account for the default of interest payment on a loan of $4.4 million (RMB29.2 million) borrowed by JinzhongHoufeng Trading Co., Ltd., one of our clients. We evaluated the potential default losses based on JinzhongHoufeng Trading Co., Ltd.'s past default history, financial position and counter-guarantee collateral and accrued approximately $2.2 million (RMB14.6 million) as a Specific Allowance of guarantee losses.

The following table shows changes of allowance on financial guarantee services for the years ended June 30, 2018 and 2017:

	For the years ended June 30
	2018	2017
Allowance on financial guarantee services at the beginning of year	$673,147	$3,079,684
Reversal of general allowance	(258,439)	(126,211)
Specific allowance (reversal)	2,240,512	(3,082,616)
Reversal - recoveries by cash	-	880,747
Effect of foreign currency translation	(17,984)	(78,457)
Allowance on financial guarantee services at the end of year	$2,637,236	$673,147

Provision for guarantee paid on behalf of guarantee service customers

As guarantor of guarantee service customers’ loans from banks and financial institutions, Dongsheng Guarantee is obligated to repay to the banks or financial institutions for the unpaid principal and accrued interest of the loans when customers default on their loans. Repayments on behalf of guarantee service customers are recorded as guarantees paid on behalf of guarantee service customers in the Company’s consolidated balance sheets. As of June 30, 2018 and 2017, uncollected guarantees paid on behalf of guarantee service customers from guarantee service customers on whose behalf Dongsheng Guarantee had repaid the loans were $2,954,188 and $1,560,615, respectively. Management performs an evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. As of June 30, 2018 and 2017, the Company accrued allowance of $2,846,715 and nil on the guarantee paid on behalf of guarantee service customers.

Commissions and fees on guarantee services, net

Net commissions and fees on guarantee services decreased by $8.6 million, or 142.5%, to $(2.6) million for the year ended June 30, 2018, compared to $6.0 million for the year ended June 30, 2017. The decrease was mainly attributable to the potential for increasing defaults among SMEs.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income decreased by $0.3 million, or 5.8%, to $5.7 million for the year ended June 30, 2018, compared to $6.0 million for the year ended June 30, 2017. The decrease was primarily attributable to new contracts not fully offsetting expiring contracts.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases decreased by $0.6 million, or 27.8%, to $1.5 million for the year ended June 30, 2018, compared to $2.1 million for the year ended June 30, 2017. The decrease was primarily attributable to the decrease in the average balance of outstanding loans from banks and other financial institutions.

Business collaboration fee and commission expenses for leasing projects

We pay fees and commissions on collaboration for leasing projects for services rendered during the transaction process. Such fee and commissions decreased by $0.5 million, or 83.6%, to $0.1 million for the year ended June 30, 2018, compared to $0.6 million for the year ended June 30, 2017.

Provision for lease payment receivable

We accrue allowances for the impairment on our investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable increased by $3.0 million, to $3.1 million for the year ended June 30, 2018, from $0.1 million for the year ended June 30, 2017. The increase was primarily attributable to the economic recession in China, and the increase in default risk of our customers. Jinshang Leasing made a Specific Allowance of $3.1 million and nil for the year ended June 30, 2018 and 2017, respectively, for customers individually evaluated for impairment. Jinshang Leasing also made a reversal of General Allowance of $0.1 million and General Allowance of $0.02 million for the year ended June 30, 2018 and 2017, respectively, for customers collectively evaluated for impairment.

Net direct financing lease interest income after provision for receivables

Net direct financing lease interest income after provision for receivables decreased by $2.3 million, or 70.6%, to $1.0 million for the year ended June 30, 2018, compared to $3.3 million for the year ended June 30, 2017.

Financial advisory and agency income

Financial advisory and lease agency income increased by $1.3 million to $1.7 million for year ended June 30, 2018, from $0.4 million for the year ended in June 30, 2017. The increase was primarily attributable to new contracts providing financial advisory services to our clients.

Non-interest income

Interest on short-term investments

Interest on short-term investments increased by $1.3 million to $15.1 million for the year ended June 30, 2018, compared to $13.8 million for the year ended June 30, 2017. The increase was primarily attributable to the increase of average balance of short-term investments.

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, depreciation of equipment, lawyer's fees, professional fees, consultation fees and office supplies. Non-interest expenses increased by $4.6 million, or 387.1%, to $5.7 million for the year ended June 30, 2018, compared to $1.2 million for the year ended June 30, 2017. The increase was primarily caused by an increase in other operating expenses from $46,258 in the year ended June 30, 2017 to $4.8 million in the year ended June 30, 2018. The increase in other operating expenses was mainly caused by: (i) an increase in legal and consulting fees due in part to Class Action in progress. These expenses were $2.5 million and $0.7 million in the years ended June 30, 2018 and 2017, respectively; (ii) an impairment loss of $1.3 million and nil in the years ended June 30, 2018 and 2017, respectively, made on the promissory note (included in short-term investments), plus accrued interest, which we purchased from a third party in January 2016 with a principal amount of $1.0 million, originally bearing interest at 12% per annum and due in January 2017; and (iii) a negative amount of $1.5 million share-based compensation being recorded in the year ended June 30, 2017, primarily resulted from the reversal of such expense due to the termination of the options prior to vesting. No such amount was recorded in the year ended June 30, 2018.

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

Income taxes decreased by $3.0 million, to a tax credit of $1.0 million, for the year ended June 30, 2018, compared to a tax expense of $2.0 million for the year ended June 30, 2017. The decrease was primarily attributable to the decrease in taxable income, which mainly consisted of income before taxes excluding the interest on short-term investments that was tax-exempt. For the years ended June 30, 2018 and 2017, income before taxes excluding the interest on short-term investments and non-deductible share-based compensation and offshore expenses was $(4.2) million and $7.8 million, respectively.

Net income

As a result of the above, net income decreased by $9.8 million, or 48.4%, to $10.5 million for the year ended June 30, 2018, compared to $20.3 million for the year June 30, 2017.

Year Ended June 30, 2017 Compared to Year Ended June 30, 2016

	For the years ended June 30,		Changes
	2017	2016	$	%
Guarantee service income
Commissions and fees on financial guarantee services	$2,839,194	$6,193,225	$(3,354,031)	(54.2)%
Reversal of provision (provision) on financial guarantee services	3,208,827	(2,907,999)	6,116,826	210.3%
Commission and fees on guarantee services, net	6,048,021	3,285,226	2,762,795	84.1%

Direct financing lease income
Direct financing lease interest income	6,047,172	3,164,317	2,882,855	91.1%
Interest expense for direct financing lease	(2,094,587)	(524,409)	(1,570,178)	(299.4)%
Business collaboration fee and commission expenses for leasing projects	(603,873)	(222,206)	(381,667)	(171.8)%
Provision for lease payment receivable	(27,332)	(597,444)	570,112	95.4%
Net direct financing lease interest income after provision for receivables	3,321,380	1,820,258	1,501,122	82.5%

Financial advisory and agency income	357,284	402,800	(45,516)	(11.3)%
Net revenue	9,726,685	5,508,284	4,218,401	76.6%

Non-interest income
Interest on short-term investment	13,752,538	13,958,540	(206,002)	(1.5)%
Total non-interest income	13,752,538	13,958,540	(206,002)	(1.5)%

Non-interest expense
Business taxes and surcharge	(4,406)	(167,867)	(163,461)	(97.4)%
Salaries and employee charges	(879,595)	(1,524,720)	(645,125)	(42.3)%
Rental expenses	(247,684)	(271,357)	(23,673)	(8.7)%
Other operating expenses	(46,258)	(4,621,038)	(4,574,780)	(99.0)%
Total non-interest expense	(1,177,943)	(6,584,982)	(5,407,039)	(82.1)%

Income before taxes	22,301,280	12,881,842	9,419,438	73.1%

Income tax expense	(1,951,489)	(764,445)	1,187,044	155.3%
Net Income	$20,349,791	$12,117,397	$8,232,394	67.9%

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

In December 2016 and February 2017, Jinzhong Houfeng Trading Co., Ltd repaid the default on the loan of $4.5 million (RMB 30 million), and also repaid the compensation to our company $0.9 million (RMB 6 million), so we reversed the Specific Allowance of the guarantee losses of $3.1 million (RMB 21 million).

The following table shows changes of allowance on financial guarantee services for the years ended June 30, 2017 and 2016:

	For the years ended June 30
	2017	2016
Allowance on financial guarantee services at the beginning of year	$3,079,684	$1,261,868
Reversal of general allowance	(126,211)	(355,313)
Specific allowance (reversal)	(3,082,616)	3,263,312
Direct write-off against the allowance
- Direct write-down for guarantees paid on behalf	-	(932,375)
- Reversal - recoveries by cash	880,747	-
Effect of foreign exchange rate	(78,457)	(157,808)
Allowance on financial guarantee services at the end of year	$673,147	$3,079,684

Commissions and fees on guarantee services, net

Net commissions and fees on guarantee services increased by $2.8 million, or 84.1%, to $6.0 million for the year ended June 30, 2017, compared to $3.3 million for the year ended June 30, 2016.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income increased by $2.9 million, or 91.1%, to $6.0million for the year ended June 30, 2017, compared to $3.2 million for the year ended June 30, 2016. The increase was primarily attributable to new leasing contracts of approximately $36.5 million (principal and contractual interest) during the year of June 30, 2017.

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

Business collaboration fee and commission expenses for leasing projects

We pay fees and commissions on collaboration for leasing projects for services rendered during the transaction process. Such fee and commissions increased by $0.4 million, or 171.8%, to $0.6 million for the year ended June 30, 2017, compared to $0.2million for the year ended June 30, 2016. The increase was primarily attributable to new leasing contracts in 2017.

Provision for lease payment receivable

We accrue allowances for the impairment on its investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable decreased by $0.6 million, or 95.4%, to $0.03 million for the year ended June 30, 2017, from $0.6 million for the year ended June 30, 2016.The provision for the year ended June 20, 2016 was caused by an increase of $56 million in minimum lease payments receivable. There was no significant inter-year change in minimum lease payment receivable in the year ended June 30, 2017, resulting in only a $0.03 million provision charged as expenses in the year.

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

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, share-based compensation, depreciation of equipment, professional fees, consultation fee and office supplies. Non-interest expenses decreased by $5.4 million, or 82.1%, to $1.2 million for the year ended June 30, 2017, compared to $6.6 million for the year ended June 30, 2016. Share-based compensation charged as non-interest expenses in the prior year was $1.9 million, relating to the options granted to our directors and executive officers. We recorded a negative amount of $1.5 million share-based compensation for the year ended June 30, 2017, primarily resulted from the reversal of such expense due to the termination of the options prior to vesting. In addition, salaries and employee surcharges decreased by $0.6 million primarily due to a reduction in headcount. Professional fees were high in the year ended June 30, 2016 due in part to the Business Combination in October 2015, and these expenses decreased by $0.4 million in the year ended June 30, 2017 as compared to the same period last year.

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

Income taxes increased by $1.2 million, to $2.0 million, for the year ended June 30, 2017, compared to $0.8 million for the year ended June 30, 2016. The increase was primarily attributable to the increase in taxable income, which mainly consisted of income before taxes excluding the interest on short-term investments that was tax-exempt. For the years ended June 30, 2017and 2016, income before taxes excluding the interest on short-term investments and non-deductible share-based compensation and offshore expenses was $7.8 million and $2.6 million respectively.

Net income

As a result of the above, net income increased by $8.2 million, or 67.9%, to $20.3 million for the year ended June 30, 2017, compared to $12.1 million for the year June 30, 2016.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates using information then currently available. Changes in facts and circumstances may cause us to revise our estimates. Material estimates that are particularly susceptible to significant change in the near-term include the determination of the allowances for doubtful accounts receivable and for guarantee losses.

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

For the year ended June 30, 2018, there were three customers that accounted for 24%, 16% and 10% of our revenue, respectively. For the year ended June 30, 2017, there were two customers that accounted for 19% and 13% of our revenue, respectively.

As of June 30, 2018, two customers accounted for 19% and 14%, respectively, of the aggregate balances of loans guaranteed by Dongsheng Guarantee. As of June 30, 2017, two customers accounted for 13% and 11%, respectively, of the aggregate balances of loans guaranteed by Dongsheng Guarantee.

As of June 30, 2018, four customers accounted for 18%, 17%, 13% and 12%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2017, two customers accounted for 25% and 20%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

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

Short-term investments

Investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year to five years that could be redeemed or are transferrable at any time are classified as short-term investments under the cost method. Our asset management products are managed by banks and financial institutions and invested in fixed-income financial products that are permitted by the China Securities Regulatory Commission (“CSRC”), such as government bonds, corporate bonds and central bank notes. The investment portfolios of these products are not disclosed to us by the banks or financial institutions. If the banks and financial institutions are required to redeem these investments, they will redeem them at a price equal to the outstanding principal plus accrued and unpaid interest. We carry these cost method investments at cost and only adjust for other-than-temporary impairments and distributions of earnings. Management regularly evaluates the impairment of theses cost method investments at the individual security level. If the fair value of an investment is less than its amortized cost basis at the balance sheet date of the report period for which impairment is being assessed, management will determine whether the decline in fair value is temporary or permanent. If the decline in fair value is other than temporary, the cost basis of the individual security is written down to fair value as the new cost basis, and the amount of the write-down is included in current earnings. There is no impairment noted for either of the reporting periods presented herein.

Interest income from short-term investments is recognized when our right to receive payment is established. Accrued but unpaid interest income is recorded as interest receivable in the accompanying consolidated balance sheets.

Financial guarantee service and financial leasing guarantee contract

The financial guarantee service contracts protect lenders by providing Dongsheng Guarantee’s agreement to pay an obligor’s obligations to a holder of the debt if the obligor fails to pay the obligations when they become due. Dongsheng Guarantee makes payment if the obligor fails in making payment when due. If the debtor defaults, the creditor would perform a direct claim on the guarantor. The financial guarantee service contract is classified as direct guarantee of indebtedness.

The contract amounts reflect the extent of involvement we have in the guarantee transaction and also represents Dongsheng Guarantee’s maximum exposure to credit loss. Under PRC regulations, the maximum amount Dongsheng Guarantee may provide to its financial guarantee customers is 10 times its net assets. As of June 30, 2018 and 2017, the net assets of Dongsheng Guarantee were $219 million and $205 million, respectively.

Dongsheng Guarantee is a party to off-balance-sheet financial instruments in the normal course of business to meet the financing needs of its customers. Financial instruments whose contract amounts represent credit risk are as follows:

	June 30, 2018	June 30, 2017

Guarantee	$47,929,839	$67,314,661

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

Guarantee paid on behalf of guarantee service customers

As guarantor of guarantee service customers’ loans from banks and financial institutions, Dongsheng Guarantee is obligated to repay to the banks or financial institutions for the unpaid principal and accrued interest of the loans when customers default on their loans. Repayments on behalf of guarantee service customers are recorded as guarantees paid on behalf of guarantee service customers in our consolidated balance sheets. As of June 30, 2018 and 2017, uncollected guarantees paid on behalf of guarantee service customers from guarantee service customers on whose behalf Dongsheng Guarantee had repaid the loans were $2,954,188 and $1,560,615, respectively. Management performs an evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. As of June 30, 2018 and 2017, the Company accrued allowance of $2,846,715 and nil on the guarantee paid on behalf of guarantee service customers.

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

	For the years ended June 30,
	2018	2017	2016

Allowance on financial guarantee at the beginning of year	$673,147	$3,079,684	$1,261,868
Reversal of general allowance	(258,439)	(126,211)	(355,313)
Specific allowance (reversal)	2,240,512	(3,082,616)	3,263,312
Write-down against allowance	-	-	(932,375)
Reversal - recoveries by cash	-	880,747	-
Effect of foreign currency translation	(17,984)	(78,457)	(157,808)
Allowance on financial guarantee at the end of year	$2,637,236	$673,147	$3,079,684

The risk classification of outstanding guarantee contracts is as follows:

	Jun 30, 2018	Jun 30, 2017
Normal	$43,525,884	$67,314,661
Abnormal	4,403,955	-
Total outstanding guarantee loans	$47,929,839	$67,314,661

Collateral held for the guarantee

Depending on the results of our evaluation of the borrower’s credit, Dongsheng Guarantee may require the borrower and/or counter-guarantors to post collateral, primarily land use rights and building ownership and to a lesser extent, accounts receivable and equity interests. Usually, the collateral would have the value that can cover over 100% of the amount of the guarantee loans. We review the status and value of the collateral as one of the factors while determining the provision of guarantee losses. The value of the collateral is not recorded in the consolidated financial statements, for it is not our assets or liabilities. The value of the collateral held for the outstanding guarantee loans were approximately $130 million and $99 million as of June 30, 2018 and 2017, respectively.

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

Jinshang Leasing acts as a financing agency between other financial leasing companies that need capital and financial institutions that are willing to provide capital. Other financial leasing companies factor to Jinshang Leasing their right to collect capital lease receivables in order to obtain capital from Jinshang Leasing, and Jinshang Leasing factors to other financial institutions its right to collect debts from these financial leasing companies in order to finance entirely the capital that Jinshang Leasing provides to other financial leasing companies. All of these factoring transactions are structured with recourse rights to the assignor of the receivable. Specifically, the financial institutions bear the credit risk should the financial leasing companies fail to repay capital lease receivables. Financial agency income that Jinshang Leasing earns from factoring transactions is accrued monthly as net interest income and payments that Jinshang Leasing makes on factoring loans from financial institutions are accrued monthly as interest cost, in each case in accordance with the terms of the factoring loan contracts. Jinshang Leasing recorded net interest income of nil in each of the years ended June 30, 2018 and 2017 on these financing agency transactions.

Property and equipment

Plant and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3% to 5% salvage value. The average estimated useful lives of property and equipment are discussed in Note 8 to the accompanying consolidated financial statements.

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

We test long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate we utilize to evaluate potential investments. We estimate fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2018 and 2017.

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

As of June 30, 2018 and 2017, our financial instruments primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank loans, loans receivable and loans payable which were carried at cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

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

The following summarizes the key components of our cash flows for the years ended June 30, 2018 and 2017:

	For the years ended
	June 30,
	2018	2017
Net cash provided by operating activities	$6,501,245	$13,201,598
Net cash provided by (used in) investing activities	15,183,999	(37,849,962)
Net cash used in financing activities	(20,578,208)	(4,559,561)
Effect of exchange rate change on cash and cash equivalents	387,774	(953,758)
Net increase (decrease) in cash and cash equivalents	$1,494,810	$(30,161,683)

Net cash provided by operating activities was approximately $6.5 million for the year ended June 30, 2018, while net cash provided by operating activities was $13.2 million for the year ended June 30, 2017. The net cash provided by operating activities for the year ended June 30, 2018 mainly consisted of $19.8 million of cash provided by the net income of current year (including non-cash provision for guarantees, lease payment receivables and impairment loss on short-term investments totaled $9.3 million), offset by $12.0 million of cash used in interest receivable. The net cash provided by operating activities for the year ended June 30, 2017 mainly consisted of $20.3 million of cash provided by the net income and $1.7 million of deposits from direct financing leases, offset by $3.6 million of cash used in minimum lease payment receivable and $3.2 million of reversal of provision for guarantee.

Net cash provided by investing activities was approximately $15.2 million for the year ended June 30, 2018, while net cash used in investing activities was $37.8 million for the year ended June 30, 2017. Net cash used in investing activities for the year ended June 30, 2018 mainly consisted of (a) $50.7 million of purchases of short-term investments, offset by $64.1 million of proceeds from maturities of short-term investments; and (b) $18.9 million of deposits paid to and $20.7 million of deposits released from banks for financial guarantee services. Net cash used in investing activities for the year ended June 30, 2017 mainly consisted of (a) $73.4 million of purchases of short-term investments, offset by $32.3 million of proceeds from maturities of short-term investments; and (b) $19.8 million of deposits paid to and $22.8 million of deposits released from banks for financial guarantee services.

Net cash used in financing activities was approximately $20.6 million for the year ended June 30, 2018, while net cash used in financing activities was $4.6 million for the year as ended June 30, 2017. Net cash used in financing activities for the year ended June 30, 2018 consisted of $20.6 million to repay long term loans. Net cash used in financing activities for the year ended June 30, 2017 mainly consisted of $16.3 million to repay long term loans, offset by $11.8 million of proceeds from long term loans.

 The following summarizes the key components of our cash flows for the years ended June 30, 2017 and 2016:

	For the years ended
	June 30,
	2017	2016
Net cash provided by (used in) operating activities	$13,201,598	$(35,611,981)
Net cash (used in) provided by investing activities	(37,849,962)	18,229,592
Net cash (used in) provided by financing activities	(4,559,561)	56,637,156
Effect of exchange rate change on cash and cash equivalents	(953,758)	(1,973,893)
Net increase in cash and cash equivalents	$(30,161,683)	$37,280,874

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

Commitments and Contractual Obligations

The following table presents our material contractual obligations as of June 30, 2018:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	5+ years
Bank loans for capital lease business–principal amount	$13,696,574	$13,345,068	$351,506	$-	$-
Other loans for capital lease business– principal amount	4,774,510	4,382,920	391,590	-	-
Due to a related party	464,000	464,000	-	-	-
Operating lease obligations	420,753	154,649	266,104	-	-
	$19,355,837	$18,346,637	$1,009,200	$-	$-

Off-balance Sheet Arrangements

Dongsheng Guarantee enters into financial guarantee contracts with bank lenders pursuant to which we provide guarantees on behalf of borrowers to help them obtain loans from banks. The aggregate contract amount reflects the extent of involvement we have in the guarantee business and also represents its maximum exposure to credit loss. We are a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of our borrowers. Financial instruments representing credit risk are as follows:

	Jun 30, 2018	Jun 30, 2017
Guarantee Balance	$47,929,839	$67,314,661

During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.6 million (RMB44 million)(included in Note 7 to the accompanying consolidated financial statements - net investment in direct financing leases) and the third party provides the remaining financing of $63.5 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2018, the maximum guarantee issued by Jinshang Leasing was $69.8 million (RMB462 million).

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

Name	Age	Position(s)
Renhui Mu	44	Chairman, Chief Executive Officer, Chief Operating Officer and Director
Junfeng Zhao	48	Chief Financial Officer and director
Xiaofeng Zhong(1)(2)(3)	40	Director
Shihai Wang (1)(2)(3)	42	Director
Weiqi Chen(1)(2)(3)	34	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating Committee

Executive Officers and Directors

Renhui Mu has served as Chief Operating Officer since October 2015 and as a Chairman and Chief Executive Officer since April 2017. Mr. Mu has served as our Co-Chief Executive Officer from October 2015 to April 2017. Mr. Mu joined the Company in October 2013 and served as its Chief Executive Officer and Chief Operating Officer since such date. Previously, Mr. Mu served as a Deputy General Manager of China CITIC Bank (China) Enterprise Bank Department and General Manager of CITIC Bank (China) Enterprise Bank Beijing Branch from January 2010 to September 2013. From December 2006 to December 2009, Mr. Mu served as Vice President of ABN Beijing Branch Enterprise Bank Department. From January 2005 to December 2006, Mr. Mu served as Vice President of Energy and Resource Department in HSBC Bank. From 2000 to January 2005, Mr. Mu served as investment director in the water business department of Hong Kong Inter China Holdings Company. Mr. Mu is a licensed attorney. He obtained his Master degree of civil law and commercial law from Tsinghua University and his Bachelor degree of Arts in English from Tsinghua University in the PRC.

Junfeng Zhao has served as our Chief Financial Officer since August 2016 and served as a member of our board of directors since April 2017. Mr. Zhao served as our financial controller from May 2010 to August 2016. Prior to that, Mr. Zhao served as financial controller at Agria Corporation, a NYSE listed company (stock code: GRO), from 2006 to 2010. Prior to Agria, he served as financial controller at Shanxi Foodstuffs and Oils Import and Export Company from 1993 to 2006. Mr. Zhao obtained his Bachelor degree from Shanxi University of Finance and Economics in accounting.

Xiaofeng Zhong has served as a member of our board of directors and the Chairman of Audit committee since August 2017. Mr. Zhong has served as the Vice President of CIF Investment Fund Management Co., Ltd., a subsidiary of China Citic Group since April 2014. From January 2008 until April 2014, Mr. Zhong was the Vice President of Ping An Innovation Capital Investment Co., Ltd., a subsidiary of China Ping An Group. From February 2002 until December 2017, Mr. Zhong was a manager at Deloitte Touche Tohmatsu. He received a Master degree in Finance from Fudan University and a Bachelor degree in International Accounting from Shenzhen University.

Shihai Wang has served as an independent director for the company since August 2017. In January 2010 he co-founded SDIC Fund Management Co., Ltd. and has served as its vice president, executive director and managing director since that time. From October 1999 to April 2003, he served as a project manager of Corporate Finance department, Personal finance department, Financial Center, of Hua Xia Bank. From July 2006 to October 2008, he served as a project manager, senior manager and associate director of China Euro securities Ltd. From October 2008 to January 2010, he was the vice president of Raw Materials and Equipment Manufacturing Industry Team and Financial Group of CITIC Securities Co., Ltd. Mr. Wang holds a Bachelor degree in Finance and Economics from Shandong University of Finance and a Master degree in Economics from Shanghai Jiao Tong University.

Weiqi Chen has served as an independent director for the company since August 2017. Mr. Chen has been a partner in Autobot Capital, a Venture Investment Fund, since June 2015. He worked for Shenzhen K&C Capital as an investment manager from September 2011 to December 2014. Mr. Chen served for Shenzhen GTJA Investment Group as an associate from February 2009 to August 2011.He worked in the PSF Department of HSBC Shenzhen Branch from January 2008 to December 2008. Mr. Chen holds a Bachelor degree in Economics from the School of Economics at Shenzhen University.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

The aggregate compensation paid and other payments expensed by us to our directors and executive officers with respect to the year ended June 30, 2018 was $109,021. This amount includes approximately $10,177 set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

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

D. Employees

As of June 30, 2018, we had 42 full-time employees. We recruit personnel from the open market and enter into employment contracts with employees. We offer competitive remuneration packages to employees, including salaries and bonuses to qualified employees. We provide staff training on a regular basis to enhance employees’ knowledge of financial products in the market and the applicable laws and regulations in relation to the industry in which we operate.

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

As a result of the termination of such options and the automatic termination of options upon the previously announced departures of executive officers and directors of the Company, as of June 30, 2018, the Company did not have any options outstanding.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2018 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 19,837,642 ordinary shares outstanding as of September 30, 2018. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of September 30, 2018 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

As of September 30, 2018, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 352 holders of record. Such holders of record held, as of that date, 98.8% of our outstanding ordinary shares, the vast majority of which are held outside the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 1.2% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

	Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owner (1)	Number		Percent (2)
5% or Greater Shareholders (other than directors and executive officers)
Peilin Zhao	1,009,000	(3)	5.1%
Great Finance Holdings Limited	1,100,000	(4)	5.5%
Spectacular Bid Limited	13,440,000	(5)	67.7%
Cosmic Expert Ltd.	1,620,000	(6)	8.2%
Directors and Executive Officers
Renhui Mu	110		*
Junfeng Zhao	840,000	(7)	4.2%
All director and executive officers as a group (2 persons)	840,110		4.2%

*Less than 1% of our ordinary shares.

(1)	Unless otherwise indicated the business address for the above individuals and entities is c/o Wins Finance Holdings Inc., 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024.

(2)	The percentage of beneficial ownership is calculated based on 19,837,642 outstanding ordinary shares, as of September 30, 2018.

(3)	Peilin Zhao’s business address is Room 2705-10, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong.

(4)	Represents shares held by Jing Zhao and Great Finance Holdings Limited, of which Ms. Zhao controls and therefore has voting and disposition power over such shares. The foregoing is based on a Schedule 13D/A filed October 16, 2015.

(5)	Freeman FinTech Corporation Limited controls Spectacular Bid Limited. Freeman FinTech Corporation Limited is a publicly traded company on the Hong Kong Stock Exchange.

(6)	Represents shares held by Cosmic Expert Ltd, which Wenyu Li controls. As such, she has voting and dispositive power over such shares.

(7)	Represents shares held by Glowing Assets Holdings Ltd, of which Mr. Zhao is the sole officer and director and as such controls the voting and disposition of such shares.

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

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2018, the Company was involved in 3 lawsuits in China, of which 2 of the legal actions were initiated by the Company as plaintiff in relation to the guarantee business, and in the other of which the Company is a defendant in relation to its financing lease business (see below). The Company initiated legal proceedings to collect delinquent balances, interest and penalties from guarantees. 2 of these cases with an aggregated claim of $639,104 have been adjudicated by the Court in favor of the Company and these cases are in the process of being enforced.

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

As of June 30, 2018, the Company and certain of its executive officers have been named as defendants in one civil securities lawsuit filed in U.S. District Courts. On April 20, 2017, Michel Desta filed a securities class action complaint in the District Court for the Central District of California seeking monetary damages against us, Jianming Hao, Renhui Mu, Peiling (Amy) He, and Junfeng Zhao (entitled Desta v. Wins Finance Holdings, Inc., et al.; C.D. Cal. Case No. 2:17-cv-02983) (hereafter, the “California Action”). On June 26, 2017, the Court issued an Order appointing lead plaintiffs and lead counsel, and on August 25, 2017 lead plaintiffs filed an Amended Class Action Complaint. The Amended Complaint (which did not name Peiling (Amy) He as a defendant), alleges a claim against us for securities fraud purportedly arising from alleged misrepresentations concerning Wins’ principal executive offices (which alleged misrepresentations resulted in Wins being added to, and then removed from, the Russell 2000 index). On October 24, 2017, we moved to dismiss the Amended Complaint for failure to state a claim as against us. On March 1, 2018, the District Court for the Central District of California issued an Order denying the Company’s motion to dismiss. Thus, the civil action has proceeded to the fact gathering “discovery” stage in respect to the Company.

On August 31, 2018, defendants Renhui Mu and Junfeng Zhao moved to dismiss Plaintiffs’ Amended Complaint in the California Action for failure to state a claim as against them.  That motion is scheduled for hearing on November 5, 2018.

Separately, on September 17, 2018, lead plaintiffs in the California Action filed a motion seeking class certification.   The Company’s opposition to that motion is currently due on December 14, 2018.

On October 9, 2018, the Court entered an Order in the California Action dismissing the action as against Jianming Hao, without prejudice, for lead plaintiffs’ failure to timely serve him with the Summons and Amended Complaint.

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

B.  Significant Changes

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since June 30, 2018, until the date of the filing of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.  Offer and Listing Details

Our ordinary shares were listed on the NASDAQ Capital Market on October 28, 2015 under the symbol “WINS.” Prior to that date, there was no public trading market for our securities. Our ordinary shares were halted by the NASDAQ from June 7, 2017 until December 4, 2017. The following table sets forth for the periods indicated the high and low sales prices per ordinary share as reported on the NASDAQ Capital Market:

	High	Low
Fiscal Quarter Ended
December 31, 2015 (commencing October 28, 2015)	$12.23	$6.70
March 31, 2016	$12.36	$10.05
June 30, 2016	$15.60	$11.30

September 30, 2016	$25.41	$13.50
December 31,2016	$206.02	$25.22
March 31, 2017	$452.00	$144.99
June 30, 2017	$205.01	$20.01

September 30, 2017	$205.01	$205.01
December 31,2017	$360.00	$48.01
March 31, 2018	$217.00	$127.01
June 30, 2018	$160.00	$82.00

Month
March 2018	$140.01	$135.12
April 2018	$160.00	$133.54
May 2018	$140.90	$140.00
June 2018	$140.00	$82.00
July 2018	$83.00	$44.80
August 2018	$120.00	$33.38
September 2018	$94.95	$47.95
October 2018 (through October 30, 2018	$50.00	$35.00

On October 30, 2018, the last reported sale price of our ordinary shares on the NASDAQ Capital Market was $38.00. We have advised NASDAQ that we will seek to increase the liquidity of our ordinary shares in an attempt to limit the volatility in the trading price of our ordinary shares. We cannot guarantee that any actions we take will have the intended effect of reducing market volatility.

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

People’s Republic of China Tax Considerations

If we are considered a PRC resident enterprise under the EIT Law, our stockholders who are deemed non-resident enterprises may be subject to the 10% EIT on the dividends payable by us or any gains realized from the transfer of our common stock, if such income is deemed derived from China, provided that (i) such foreign enterprise investor has no establishment or premises in China, or (ii) it has establishment or premises in China but its income derived from China has no real connection with such establishment or premises. Furthermore, if we are considered a PRC resident enterprise and relevant PRC tax authorities consider the dividends we pay with respect to our common stock and the gains realized from the transfer of our common stock to be income derived from sources within the PRC, it is also possible that such dividends and gains earned by non-resident individuals may be subject to the 20% PRC individual income tax. It is uncertain whether, if we are considered a PRC resident enterprise, holders of our common stock would be able to claim the benefit of tax treaties or arrangements entered into between China and other jurisdictions.

If we are required under the PRC tax law to withhold PRC income tax on our dividends payable to our non-PRC resident stockholders, or if any gains realized from the transfer of our common stock by our non-PRC resident stockholders are subject to the EIT or the individual income tax, your investment in our common stock could be materially and adversely affected.

U.S. Federal Income Taxation

General

The following is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of our ordinary shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or financial services entities;

•	broker-dealers;

•	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	certain expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our voting shares;

•	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

•	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	controlled foreign corporations; or

•	passive foreign investment companies.

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

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “ — Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include the NASDAQ Capital Market. Although our ordinary shares are currently listed on the NASDAQ Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid in respect to our ordinary shares.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on the ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

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

If a PRC income tax applies to any gain from the disposition of the ordinary shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

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

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2018, we believe that we may be treated as a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year, there can be no assurance in respect to our PFIC status for such taxable year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes in respect to:

• any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

• any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

•	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;

•	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

Moreover, backup withholding of U.S. federal income tax at a current rate of 24%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

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

A copy of each document (or a translation thereof to the extent not in English) concerning our company that is referred to in this Annual Report is available for public view (subject to confidential treatment of certain agreements pursuant to applicable law) at our offices at 1177 Avenue of the Americas, 5th Floor New York, NY 10036.

I.  Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on borrowings and income generated by finance lease receivables, excess cash, which is mostly held in interest-bearing bank deposits and short-term investments. We have not used derivative financial instruments in our investment portfolio and to manager our interest rate exposure. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest expense and income may fall short of expectations due to changes in market interest rates.

Credit Risk

Credit risk is one of the most significant risks for our business. Credit risk exposure arises principally in finance lease receivables and in financial guarantees that are off-balance sheet financial instruments.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as of June 30, 2018. Based on that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of June 30, 2018 were not effective due to the material weaknesses in our internal control over financial reporting described below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over the financial reporting as of June 30, 2018, using criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of June 30, 2018 due to the following material weaknesses:

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

Although we increased the training provided to accounting personnel relating to US GAAP and SEC reporting to partially address the foregoing material weaknesses, we do not believe such weaknesses have been remediated and we can provide no assurance that they will be remediated in a timely manner.

We believe that we are taking the steps necessary for remediation of the material weaknesses identified above, and we will continue to monitor the effectiveness of these steps and to make any changes that our management deems appropriate.

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended June 30, 2018 to contain a material misstatement.

Our independent registered public accounting firm, Centurion ZD CPA Limited, has audited the effectiveness of our Company’s internal control over financial reporting as of June 30, 2018.

(d) Changes in internal control over financial reporting

Except as disclosed above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.     [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Xiaofeng Zhong, a member of our audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under Nasdaq Listing Rules.

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

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table represents aggregate fees billed to us for professional services rendered by our independent registered public accounting firms during the periods indicated below.

	2018	2017
Audit Fees(1)	$581,499	$192,865
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Total	$581,499	$192,865

(1)

The audit fees of $552,634 and nil for the years ended June 30, 2018 and 2017 were billed by Centurion ZD CPA Limited, our current independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements.

The remaining audit fees of $28,865 and $192,865 for the years ended June 30, 2018 and 2017were billed by Marcum Bernstein & Pinchuk LLP, our predecessor auditor, for professional services rendered for the integrated audits and review of our financial statements.

(2)	There were no audit-related fees for the year ended June 30, 2018 and 2017.

(3)	There were no tax fees for the years ended June 30, 2018 and 2017.

The business address of Marcum Bernstein & Pinchuk LLP is Unit 2419-2422, South Office Tower, Kerry Center, #1 GuangHua Road, Chaoyang District, Beijing 100020, China.

The business address of Centurion ZD CPA Limited is Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

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

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-2 through F-34, as set forth in the following index, are hereby incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

ITEM 19. EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association of the Company (incorporated by reference from Annex C-4 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
1.2	Certificate of Incorporation on Change of Name of the registrant (incorporated by reference from Annex C-1 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
2.1	Form of the Company’s Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
2.2	Agreement and Plan of Reorganization, dated as of April 24, 2015 and amended on May 5, 2015, by and among Sino Mercury Acquisition Corp (“Sino”), Wins Finance Holdings Inc., Wins Finance Group Ltd. (“WFG”) and the shareholders of WFG (incorporated by reference from Annex A to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
4.1	Amended and Restated Registration Rights Agreement dated as of October 27, 2015 among the Company, the initial stockholders of Sino and the shareholders of WFG (incorporated by reference to Exhibit 10.8 to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 11, 2015.
4.2	Securities Escrow Agreement dated as of August 26, 2014, as amended on June 21, 2016 by and among the Company and the initial stockholders of Sino (incorporated by reference to Exhibit 10.3 of Sino Mercury Acquisition Corp.’s Form S-1/A filed on July 18, 2014).
4.3	Escrow Agreement dated as of October 27, 2016 among Wins Finance Holdings Inc., the Representative (as described in the Agreement and Plan of Reorganization) and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex F to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of Sino’s Form 8-K filed on April 27, 2015).
4.5	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and Bank of China, Shouzhou Branch (incorporated by reference to Exhibit 10.9 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.6	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and China Citic Bank (incorporated by reference to Exhibit 10.10 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.7	Tenancy Agreement between Jinshang International Financial Leasing Co., Ltd. and Beijing Dong Sheng International Culture Industry Development Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.8	Tenancy Agreement between Shanxi Dongsheng Financial Guarantee Co., Ltd. and Shanxi Province YuciWangcheng Enterprises Limited (incorporated by reference to Exhibit 10.12 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.9	2015 Long Term Incentive Equity Plan (incorporated by reference to Annex D to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.10	Summary Purchase-and-Lease-Back Agreement dated December 23, 2015 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.(incorporated by reference to Exhibit 4.10 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)
4.11	Summary Purchase-and-Lease-Back Agreement dated April 23, 2016 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.(incorporated by reference to Exhibit 4.11 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)
4.12	Equity Adjustment Agreement with Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd.) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd.) dated August 28, 2018
4.13	Amendment to Equity Adjustment Agreement with Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd.) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd.) dated October 26, 2018
8.1	List of Subsidiaries of the Company
12.1	Certification of Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Centurion ZD CPA Limited — Independent Registered Public Accounting Firm
99.1	Letter from Marcum Bernstein & Pinchuk LLP, dated November 13, 2017 (incorporated by reference to Exhibit 99.1 to the Annual Report on Form 20-F filed on November 13, 2017)
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WINS FINANCE HOLDINGS INC.

Date: October 31, 2018	By:	/s/ Renhui Mu
	Name:	Renhui Mu
	Title:	Chief Executive Officer and Chief Operating Officer (Principal Executive Officer)

	By:	/s/ Junfeng Zhao
	Name:	Junfeng Zhao
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

 FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Wins Finance Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Wins Finance Holdings Inc. and subsidiaries (collectively, the “Company”) as of June 30, 2018 and 2017, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2018, in conformity with U.S. generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 31, 2018, expressed an adverse opinion on the Company's internal control over financial reporting because of material weaknesses.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited

We have served as the Company’s auditor since 2017.

Hong Kong, China

October 31, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Wins Finance Holdings Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Wins Finance Holdings Inc. and its subsidiaries (collectively, the “Company”) as of June 30, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of June 30, 2018 and 2017, and the related consolidated statements of operations and comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended June 30, 2018, and the related notes and our report dated October 31, 2018 expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment: lack of sufficient accounting personnel qualified in US GAAP, and SEC reporting; and insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended June 30, 2018, of the Company and this report does not affect our report on such financial statements.

/s/ Centurion ZD CPA Limited

Centurion ZD CPA Limited

Hong Kong, China

October 31, 2018

WINS FINANCE HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	June 30, 2018	June 30, 2017

ASSETS
Cash	$18,497,092	$17,002,282
Restricted cash	23,082,396	24,282,208
Short-term investments	178,273,317	187,944,184
Guarantee paid on behalf of guarantee service customers, net	107,473	1,560,615
Commission receivable	496,097	-
Net investment in direct financing leases	71,645,717	76,723,457
Interest receivable	15,157,094	3,514,075
Property and equipment, net	221,200	594,148
Deferred tax assets, net	1,089,667	327,137
Other assets	654,579	815,984
TOTAL ASSETS	$309,224,632	$312,764,090

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business	$13,696,574	$28,281,541
Other loans for capital lease business	4,774,510	9,509,597
Interest payable	123,396	222,510
Income tax payable	2,435,118	2,772,631
Unearned income from financial guarantee services	88,824	538,215
Allowance on guarantee	2,637,236	673,147
Deposits from direct financing leases	9,164,554	10,854,121
Other liabilities	1,562,819	893,569
Due to related party (Notes 13 and 18)	464,000	464,000
Deferred tax liabilities	-	746,884
Total Liabilities	34,947,031	54,956,215

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2018 and 2017)	1,984	1,984
Additional paid-in capital	211,934,432	211,934,432
Statutory reserve	4,730,036	3,530,458
Retained earnings	71,727,920	62,427,622
Accumulated other comprehensive loss	(14,116,771)	(20,086,621)
Total Stockholders’ Equity	274,277,601	257,807,875
TOTAL LIABILITIES AND EQUITY	$309,224,632	$312,764,090

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended June 30,
	2018	2017	2016
Guarantee service income
Commissions and fees on financial guarantee services	$2,308,567	$2,839,194	$6,193,225
(Provision) reversal of provision for financial guarantee services	(1,982,073)	3,208,827	(2,907,999)
Provision for guarantee paid on behalf of guarantee service customers	(2,896,532)	-	-
Commission and fees on guarantee services, net	(2,570,038)	6,048,021	3,285,226

Direct financing lease income
Direct financing lease interest income	5,697,491	6,047,172	3,164,317
Interest expense for direct financing lease	(1,512,619)	(2,094,587)	(524,409)
Business collaboration fee and commission expenses for leasing projects	(99,320)	(603,873)	(222,206)
Provision for lease payment receivable	(3,108,520)	(27,332)	(597,444)
Net direct financing lease interest income after provision for receivables	977,032	3,321,380	1,820,258

Financial advisory and lease agency income	1,695,769	357,284	402,800
Net revenue	102,763	9,726,685	5,508,284

Non-interest income
Interest on short-term investments	15,095,621	13,752,538	13,958,540
Total non-interest income	15,095,621	13,752,538	13,958,540

Non-interest expense
Business taxes and surcharge	(13,059)	(4,406)	(167,867)
Salaries and employee charges	(704,007)	(879,595)	(1,524,720)
Rental expenses	(230,889)	(247,684)	(271,357)
Other operating expenses	(4,789,448)	(46,258)	(4,621,038)
Total non-interest expense	(5,737,403)	(1,177,943)	(6,584,982)

Income before taxes	9,460,981	22,301,280	12,881,842

Income tax credit (expense)	1,038,895	(1,951,489)	(764,445)

NET INCOME	10,499,876	20,349,791	12,117,397

Other comprehensive income (loss)
Foreign currency translation adjustment	5,969,850	(5,130,963)	(19,361,292)
COMPREHENSIVE INCOME (LOSS)	$16,469,726	$15,218,828	$(7,243,895)

Weighted-average ordinary shares outstanding
Basic	19,837,642	19,926,510	20,012,356
Diluted	19,837,642	20,082,089	20,012,356

Earnings per share
Basic	$0.53	$1.02	$0.61
Diluted	$0.53	$1.01	$0.61

See notes to the consolidated financial statements

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

 (In US dollars, except share data)

	Common Stock		Additional	Accumulated Other Comprehensive	Statutory	Retained	Total Stockholders’
	Shares	Amount	Paid-in Capital	(Loss) Income	Reserve	Earnings	Equity
Balance as of July 1, 2015	16,800,000	$1,680	$199,365,902	$4,405,634	$325	$33,490,567	$237,264,108
Shares issued in reverse acquisition	4,726,747	473	29,668,692	-	-	-	29,669,165
Share repurchase	(1,485,100)	(149)	(17,524,031)	-	-	-	(17,524,180)
Share-based compensation	-	-	1,889,733	-	-	-	1,889,733
Statutory reserve	-	-	-	-	2,363,920	(2,363,920)	-
Net income	-	-	-	-		12,117,397	12,117,397
Foreign currency translation adjustment	-	-	-	(19,361,292)	-	-	(19,361,292)
Balance as of June 30, 2016	20,041,647	$2,004	$213,400,296	$(14,955,658)	$2,364,245	$43,244,044	$244,054,931
Share repurchase	(204,005)	(20)	(184)				(204)
Share-based compensation	-	-	(1,465,680)	-	-	-	(1,465,680)
Statutory reserve	-	-	-	-	1,166,213	(1,166,213)	-
Net income	-	-	-	-		20,349,791	20,349,791
Foreign currency translation adjustment	-	-	-	(5,130,963)	-	-	(5,130,963)
Balance as of June 30, 2017	19,837,642	$1,984	$211,934,432	$(20,086,621)	$3,530,458	$62,427,622	$257,807,875
Statutory reserve	-	-	-	-	1,199,578	(1,199,578)	-
Net income	-	-	-	-	-	10,499,876	10,499,876
Foreign currency translation adjustment	-	-	-	5,969,850	-	-	5,969,850
Balance as of June 30, 2018	19,837,642	$1,984	$211,934,432	$(14,116,771)	$4,730,036	$71,727,920	$274,277,601

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended June 30,
	2018	2017	2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$10,499,876	$20,349,791	$12,117,397
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	395,814	320,842	411,635
Impairment loss on short-term investments	1,272,723	-	-
Share-based compensation	-	(1,465,680)	1,889,733
Interest expense for convertible debt	-	-	113,644
Provision for lease payment receivables	3,108,520	27,332	597,444
Deferred tax (benefit) expense	(1,546,049)	370,019	(622,928)
Provision (reversal of provision) for guarantee	1,982,073	(3,208,827)	2,907,999
Provision for guarantee paid on behalf of guarantee service customers	2,896,532	-	-
Changes in assets and liabilities:
Net investment in direct financing leases	3,925,969	(3,638,296)	(53,059,622)
Commission receivable	(504,779)	-	-
Guarantee paid on behalf of guarantee service customers	(1,379,966)	1,313,577	(2,432,997)
Unearned income from financial guarantee services	(470,358)	122,923	(3,036,771)
Interest receivable	(12,016,442)	(2,443,076)	(783,680)
Other assets	145,401	(546,486)	(330,841)
Interest payable	(106,266)	17,979	168,109
Income tax payable	(410,921)	314,334	(324,831)
Deposits from direct financing leases	(1,983,386)	1,719,175	6,096,934
Other liabilities	692,504	(52,009)	676,794
Net Cash Provided by (Used in) Operating Activities	6,501,245	13,201,598	(35,611,981)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of short-term investments	(50,728,580)	(73,395,616)	(23,873,645)
Proceeds from maturities of short-term investments	64,102,479	32,294,070	44,287,804
Deposits paid to banks for financial guarantee services	(18,874,650)	(19,753,815)	(24,152,739)
Deposits released from banks for financial guarantee services	20,686,625	22,815,354	26,642,584
Placement of pledged bank deposits	-	(4,403,737)	(4,661,874)
Withdrawal of pledged bank deposits	-	4,403,737	406,461
Purchase of property, plant and equipment	(1,875)	(79,955)	(418,999)
Consideration received on disposal of WHL (Note 1)	-	270,000	-
Net Cash Provided by (Used in) Investing Activities	15,183,999	(37,849,962)	18,229,592

CASH FLOWS FROM FINANCING ACTIVITIES
Capital paid in by owners	-	-	29,669,019
Proceeds from loans	-	11,751,680	46,618,743
Repayment of loans	(20,578,208)	(16,311,241)	(2,476,782)
Proceeds of convertible debt	-	-	8,500,000
Repayment of convertible debt	-	-	(8,613,644)
Repayment of share repurchase	-	-	(17,060,180)
Net Cash (Used in) Provided by Financing Activities	(20,578,208)	(4,559,561)	56,637,156

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH	387,774	(953,758)	(1,973,893)

NET INCREASE (DECREASE) IN CASH	1,494,810	(30,161,683)	37,280,874
Cash and cash equivalents at beginning of year	17,002,282	47,163,965	9,883,091
Cash and cash equivalents at end of year	$18,497,092	$17,002,282	$47,163,965

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$918,075	$1,267,135	$1,535,840
Cash paid for interest expense	$1,512,619	$2,076,609	$356,295

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

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

Tianjin Jiaming was incorporated on April 23, 2014 as a wholly-owned subsidiary of Jinshang Leasing. Tianjin Jiaming did not conduct any business activities from its inception through September 30, 2015, and it was dissolved on March 30, 2018.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

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

WHL was incorporated on November 10, 2015 in New York and was disposed on June 30, 2016 to Ms. Wenyu Li, an individual beneficially owning 8.1% of the Company’s ordinary Shares as of June 30, 2016, for a cash consideration of $270,000, which was the net asset value of WHL on the date of disposal. WHL did not conduct any business activities from its inception.

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

On August 2, 2017, Spectacular Bid Limited, a wholly owned subsidiary of Freeman, completed the acquisition of approximately 67% of the Company’s outstanding shares, and thereafter, Spectacular Bid Limited and Freeman become the Company’s immediate and ultimate holding company.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

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

For the year ended June 30, 2018, there were three customers that accounted for 24%, 16% and 10% of the Company’s revenue, respectively. For the year ended June 30, 2017, there were two customers that accounted for 19% and 13% of the Company’s revenue, respectively. For the year ended June 30, 2016, there were no customers that individually accounted for 10% or more of the Company’s revenue.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

As of June 30, 2018, two customers accounted for 19% and 14% of the aggregate balances of loans guaranteed by Dongsheng Guarantee. As of June 30, 2017, two customers accounted for 13% and 11% of the aggregate balances of loans guaranteed by Dongsheng Guarantee.

As of June 30, 2018, four customers accounted for 18%, 17%, 13% and 12%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2017, two customers accounted for 25% and 20%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

(g)	Financial guarantee service contracts

The Company’s financial guarantee service contracts protect lenders by providing Dongsheng Guarantee’s agreement to pay an obligor’s obligations to a holder of the debt if the obligor fails to pay the obligations when they become due. Dongsheng Guarantee makes payment if the obligor fails in making payment when due. If the debtor defaults, the creditor would perform a direct claim on the guarantor. The financial guarantee service contract is classified as direct guarantee of indebtedness

The contract amounts reflect the extent of involvement the Company has in the guarantee transaction and also represents Dongsheng Guarantee’s maximum exposure to credit loss. Under PRC regulations, the maximum amount Dongsheng Guarantee may provide to its financial guarantee customers is 10 times its net assets. As of June 30, 2018 and 2017, the net assets of Dongsheng Guarantee were $219 million and $205 million, respectively.

Dongsheng Guarantee is a party to off-balance-sheet financial instruments in the normal course of business to meet the financing needs of its customers. Financial instruments whose contract amounts represent credit risk are as follows:

	June 30, 2018	June 30, 2017

Maximum guarantee issued	$47,929,839	$67,314,661

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

(h)	Guarantee paid on behalf of guarantee service customers, net

As guarantor of guarantee service customers’ loans from banks and financial institutions, Dongsheng Guarantee is obligated to repay to the banks or financial institutions for the unpaid principal and accrued interest of the loans when customers default on their loans. Repayments on behalf of guarantee service customers are recorded as guarantees paid on behalf of guarantee service customers in the Company’s consolidated balance sheets. As of June 30, 2018 and 2017, uncollected guarantees paid on behalf of guarantee service customers from guarantee service customers on whose behalf Dongsheng Guarantee had repaid the loans were $2,954,188 and $1,560,615, respectively. Management performs an evaluation of the adequacy of the allowance. The allowance is based on the Company’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. As of June 30, 2018 and 2017, the Company accrued allowance of $2,846,715 and nil on the guarantee paid on behalf of guarantee service customers.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

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

	For the years ended June 30,
	2018	2017	2016

Allowance on financial guarantee at the beginning of year	$673,147	$3,079,684	$1,261,868
Reversal of general allowance	(258,439)	(126,211)	(355,313)
Specific allowance (reversal)	2,240,512	(3,082,616)	3,263,312
Write-down against allowance	-	-	(932,375)
Reversal - recoveries by cash	-	880,747	-
Effect of foreign currency translation	(17,984)	(78,457)	(157,808)
Allowance on financial guarantee at the end of year	$2,637,236	$673,147	$3,079,684

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

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

Dongsheng Guarantee charges its financial guarantee customers a one-time fee for evaluations. Dongsheng Guarantee performs as to the likelihood that customers are qualified to apply for loans from banks and other financial institutions. Evaluation income is recognized upon the completion of the evaluation. There was no such income during the years ended June 30, 2018, 2017 and 2016.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

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

Jinshang Leasing acts as a financing agency between other financial leasing companies that need capital and financial institutions that are willing to provide capital. Other financial leasing companies factor to Jinshang Leasing their right to collect capital lease receivables in order to obtain capital from Jinshang Leasing, and Jinshang Leasing factors to other financial institutions its right to collect debts from these financial leasing companies in order to finance entirely the capital that Jinshang Leasing provides to other financial leasing companies. All of these factoring transactions are structured with recourse rights to the assignor of the receivable. Specifically, the financial institutions bear the credit risk should the financial leasing companies fail to repay capital lease receivables. Financial agency income that Jinshang Leasing earns from factoring transactions is accrued monthly as net interest income and payments that Jinshang Leasing makes on factoring loans from financial institutions are accrued monthly as interest cost, in each case in accordance with the terms of the factoring loan contracts. Jinshang Leasing recorded net interest income of nil in each of the years ended June 30, 2018, 2017 and 2016 on these financing agency transactions.

(l)	Property and equipment, net

Plant and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3% to 5% salvage value. The average estimated useful lives of property and equipment are discussed in Note 8.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

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

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2018, 2017 and 2016.

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

As of June 30, 2018 and 2017, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

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

	June 30, 2018	June 30, 2017
Balance sheet items, except for equity accounts	6.6191	6.7774

	For the years ended June 30,
	2018	2017	2016
Items in the statements of income and comprehensive income, and statements of cash flows	6.5052	6.8124	6.4352

(p)	Interest expense

Interest expense derived from the loans providing funds for financial leasing contracts is classified as cost of revenue in the consolidated statements of income.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

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

Under the Corporate Income Tax Law of the PRC and related regulations (collectively, the “CIT Law”), small business credit guarantee institutions are allowed to deduct from taxable income an allowance for guarantee losses as follows:

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

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

(x)	Recently issued accounting pronouncements

In November 2016, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash." ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning and ending balances shown on the statement of cash flows. The guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and early adoption is permitted. ASU 2016-18 must be applied retrospectively to all periods presented. The Company adopted this ASU beginning July 1, 2018. As of June 30, 2018 and 2017, the balances of restricted cash were $23,082,396 and $24,282,208, respectively.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

In August 2016, the FASB issued ASU 2016-15, "Classification of Certain Cash Receipts and Cash Payments (Topic 230)". ASU 2016-15 adds and clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows, reducing the existing diversity in practice that has resulted from the lack of consistent principles on this topic. ASU 2016-15 is effective for interim and fiscal years beginning after December 15, 2017, with early adoption is permitted. The Company adopted this ASU beginning July 1, 2018, and does not expect the standard to have a material impact on its consolidated financial statements.

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

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605, ‘‘Revenue Recognition.’’ In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. For publicly-traded business entities, Topic 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (full retrospective method), or retrospectively with the cumulative effect of initially applying the guidance recognized at the date of initial application (modified retrospective method). The Company will adopt the new revenue standard beginning July 1, 2018, using the modified retrospective method. The Company anticipates that the application of the new standard in the future may result in more disclosures, but its application is not likely to have a material impact on the timing and amounts of revenue recognized in the respective reporting periods.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments-Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The most significant impact on our consolidated financial statements relates to the recognition and measurement of equity investments at fair value, with changes in the fair value recognized through net income (other than those accounted for under the equity method of accounting or those that result in consolidation of the investee). This standard will be effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will adopt ASU 2016-01 effective July 1, 2018, and expects this ASU will not have a material impact on the consolidated financial statements.

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

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation: Improvements to Employee Share-Based Payment Accounting, which relates to the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Company adopted this ASU beginning July 1, 2017 with no material impact on its consolidated financial statements.

There were various other accounting standards and updates recently issued, none of which are expected to have a material impact on the Company's financial position, operations, or cash flows.

 WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

NOTE 3 -	RISKS

(a)	Credit risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposure arises principally in financial guarantees that are off-balance sheet financial instruments, and in investments in direct financing leases. The total maximum financial guarantees issued (Notes 2(g) and 20) represent the maximum potential loss that would be recognized if counterparties failed completely to perform as contracted.

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

Further quantitative disclosures in respect of the Company’s exposure to credit risk arising from its investments in direct financing leases are set out in Note 7.

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

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. As of June 30, 2018 and 2017, the Company held cash and restricted cash of $41,579,488 and $41,284,490, respectively, that was not insured by any governmental authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with well-known financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.

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

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

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

Restricted cash represents cash pledged to banks as guarantor deposits by Dongsheng Guarantee to its guarantee service customers, in the amounts to $18.6 million and $19.9 million, respectively, as of June 30, 2018 and 2017, respectively; and cash deposited with banks for Jinshang Leasing’s bank loans for the capital lease business, in the amount of to $4.5 million and $4.4 million (Note 10) as of June 30, 2018 and 2017, respectively. The banks providing loans to Dongsheng Guarantee’s guarantee service customers generally require Dongsheng Guarantee as the guarantor of the loans, to pledge a minimum cash deposit usually in the range of 10% to 20% of the guaranteed amount. The deposits are released after the guaranteed bank loans are paid off and Dongsheng Guarantee’s guarantee obligation expires which is usually within 12 months.

NOTE 5 -	SHORT-TERM INVESTMENTS

Short-term investments as of June 30, 2018 and 2017 mainly represented wealth management products that Dongsheng Guarantee, Jinshang Leasing and Wins Finance purchased from financial institutions. The term for the investments is one year or three or five years, and Dongsheng Guarantee and Jinshang Leasing were entitled to redeem or transfer the investments at any time during the term. Interest from these investments varies from 5% to 9% annually, with deduction of a management fee, and was receivable quarterly, annually or upon maturity. Given that the amount of returns of the investments is determinable and the investments are redeemable at any time during the term, the Company recorded the amount at amortized cost using the effective interest as receivable in this account.

The following table sets forth the contractual maturity of the balances as of June 30, 2018 in future periods. Actual maturities may differ from contractual maturities because of the subsidiaries’ rights to redeem.

Maturing within:	Short- term investments
Within 1 year	$64,964,005
2 years	113,309,312
3 years	-
4 years	-
5 years	-
Thereafter	-
$178,273,317

Interest income from short-term investments was $15,095,621, $13,752,538 and $13,958,540 for the years ended June 30, 2018, 2017 and 2016, respectively. Earned but uncollected interest was $15,157,094 and $3,514,075 as of June 30, 2018 and 2017, respectively.

Included in short-term investments as of June 30, 2018 and 2017 was an interest bearing promissory note with a principal amount of $1 million that the Company purchased from a third party in January 2016, plus accrued interest. The promissory note was originally bearing interest at 12% per annum and due in January 2017. During the years ended June 30, 2018, 2017 and 2016, an impairment loss of $1,272,723, nil and nil was made on the promissory note, plus accrued interest, and was charged as other operating expenses in the consolidated statements of income and comprehensive income.

Subsequent to June 30, 2018 through the issuance of these consolidated financial statements, the Company had redeemed investments totaled $48,345,306 and collected accrued interests of $4,168,233. The Company also made new investments to these wealth management products totaled $5,287,768.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

NOTE 6 -	GUARANTEE PAID ON BEHALF OF GUARANTEE SERVICE CUSTOMERS, NET

Guarantee paid on behalf of guarantee service customers as following:

	June 30, 2018	June 30, 2017

Guarantee paid on behalf of guarantee service customers	$2,954,188	$1,560,615
Less: Allowance for doubtful accounts	(2,846,715)	-
	$107,473	$1,560,615

An analysis of the allowance for doubtful accounts is as follows:

	June 30, 2018	June 30, 2017	June 30, 2016

Balance at beginning of year	$-	$-	$-
Provision for the year	2,896,532	-	-
Foreign exchange adjustment	(49,817)	-	-
Balance at end of year	$2,846,715	$-	$-

NOTE 7 -	NET INVESTMENT IN DIRECT FINANCING LEASES

Jinshang Leasing’s leasing operations consist principally of leasing high value equipment under direct financing leases expiring in 1-5 years as of the balance sheets dates. The leases bear effective interest rate of 4.3% - 13.3% per annum.

The following is a summary of the components of the Jinshang Leasing’s net investment in direct financing leases at June 30, 2018 and 2017:

	2018	2017
Total minimum lease payments to be received	$83,536,203	$86,731,625
Less: Amounts representing estimated executory costs	-	-
Minimum lease payments receivable	83,536,203	86,731,625
Less: unearned income, representing interest	(7,947,361)	(9,140,852)
Present value of minimum lease receivable	75,588,842	77,590,773
Less: Allowance for uncollectible receivables	(3,943,125)	(867,316)
Net investment in direct financing leases	$71,645,717	$76,723,457

Future minimum lease receipts under non-cancellable direct financing lease arrangements are as follows:

June 30, 2018
Within 1 year	$37,545,218
2 years	25,560,390
3 years	17,974,396
4 years	2,456,199
5 years	-
Total minimum finance lease receivables	$83,536,203

During the years ended June 30, 2018, 2017 and 2016, certain guarantee service customers have agreed to utilize deposits to the extent of $977,691 (RMB6,471,383), nil and nil to repay finance lease payments of the same amount, and the Company derecognized these deposits and finance lease payments as of June 30, 2018.

As of June 30, 2018, there were $1,324,248 investments in direct financing leases past due 90 days or more, that caused the Company to evaluate individually for impairment.

As of June 30, 2017, there were no recorded investment in direct financing leases on nonaccrual status, and no recorded investment in direct financing leases past due 90 days or more and still accruing.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

The allowance for uncollectible minimum lease payments receivables in direct financing leases for the years ended June 30, 2018 and 2017 were as following:

	For the years ended June 30,
	2018	2017	2016

Allowance for uncollectible receivables at the beginning of year	$867,316	$858,362	$302,401
Provision for lease payment receivables - specific	3,194,090	-	-
(Reversal of provision) Provision - general	(85,570)	27,332	597,444
Effect of foreign currency translation	(32,711)	(18,378)	(41,483)
Allowance for uncollectible receivables at the end of year	$3,943,125	$867,316	$858,362

	June 30, 2018	June 30, 2017
Allowance for uncollectible receivables relating to:
Individually evaluated for impairment	$3,139,155	$-
Collectively evaluated for impairment	803,970	867,316
Ending balance	$3,943,125	$867,316

Minimum lease payments receivable
Individually evaluated for impairment	$3,139,155	$-
Collectively evaluated for impairment	80,397,048	86,731,625
Ending balance	$83,536,203	$86,731,625

The finance leases receivable with a carrying amount of approximately $3,746,653 (RMB24,799,285) were pledged as collateral for the Company’s other loans (Note 10) as of June 30, 2018.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

The risk classification of direct financing lease receivables is as follows:

	June 30, 2018	June 30, 2017

Normal	$80,397,048	$86,731,625
Abnormal	3,139,155	-
Total	$83,536,203	$86,731,625

NOTE 8 -	PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2018 and 2017 consisted of the following:

	Useful life (years)	Salvage value	2018	2017

Leasehold improvements	3-5	0- 3%	$478,752	$467,564
Vehicles	4-5	3%-5%	1,138,974	1,112,359
Office equipment	3-5	3%	176,285	172,166
Electric equipment	3	3%	37,303	34,632

Less: accumulated depreciation			(1,610,114)	(1,192,573)
Property and equipment, net			$221,200	$594,148

Depreciation expense totaled $395,814, $320,842 and $411,635 for the years ended June 30, 2018, 2017 and 2016, respectively.

NOTE 9 -	OTHER ASSETS

Other assets as of June 30, 2018 and 2017 consisted of:

	2018	2017
Deposits for other loans (Note 10)	$604,748	$590,616
Prepaid insurance	-	166,250
Advance payment to third party companies	41,921	52,517
Other receivables	7,910	6,601
	$654,579	$815,984

Advance payment to the third party companies as of June 30, 2018 and 2017 represented amounts prepaid by Jinshang Leasing and Dongsheng Guarantee for expense related car gasoline and office rentals.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

NOTE 10 -	LOANS FOR CAPITAL LEASE BUSINESS

Bank loans

Bank loans of $13,696,574 and $28,281,541 as of June 30, 2018 and 2017, respectively, represented RMB denominated loans Jinshang Leasing obtained for Shuguang and Yancheng projects from Huaxia Bank and CITIC Bank. The Huaxia Bank loans for Shuguang project with a total principal of RMB300 million ($45.3 million) were obtained in December 2015, May 2016 and June 2016, bear interest at the fixed rate of 5.5% per annum, have a term of three years, pledged with the Company’s time deposit certificates of $4.5 million and $4.4 million (RMB30 million)(Note 4) as of June 30, 2018 and 2017, respectively, and guaranteed by Liaoning SG Automotive Group Co., Ltd (lessee of Shuguang project).

The CITIC Bank loan for Yancheng project with a principal amount of RMB3.1 million ($0.5 million) was obtained in April 2015, bears interest at the fixed rate of 5.75% per annum, has a term from April 3, 2015 to February 12, 2020, pledged with time deposit certificate from Potevio New Energy Yancheng Co., Ltd (lessee of Yancheng project) of $517,665 and $505,570 (RMB3,426,450) as of June 30, 2018 and 2017, respectively.

Interest expense incurred on the bank loans for the years ended June 30, 2018, 2017 and 2016 were $1,062,956 and $1,684,075 and $524,409, respectively.

Other loans

Other loans of $ 4,774,510 as of June 30, 2018 represented RMB denominated loans Jinshang Leasing obtained in July 2016 and April 2017 for its various direct financing lease projects from Great Wall Guoxing Financial Leasing Co., Ltd. The loans bear interest at the fixed rate of 6% per annum and the term of the loans is thirty months and matures in 2019, and pledged against the Company’s receivables from its certain direct financing leases, with a carrying amount of $ 3,746,653 (RMB24,799,285) as of June 30, 2018. Jinshang Leasing paid deposits totaled $ 604,748 (RMB4,002,855) (Note 9) to Great Wall Guoxing Financial Leasing Co., Ltd, which are non-interest bearing and repayable upon maturity of the other loans.

Interest expense incurred on the other loans for the years ended June 30, 2018 and 2017 were $449,663 and $410,512, respectively.

As of June 30, 2018, the borrowings will be due according to the following schedule:

	Bank loans (principal amounts)	Other loans (principal amounts)
Within 1 year	$13,345,068	$4,382,920
Between 1 to 2 years	351,506	391,590
Between 2 to 3 years	-	-
Between 3 to 4 years	-	-
Between 4 to 5 years	-	-
Beyond 5 years	-	-
	$13,696,574	$4,774,510

NOTE 11 -	UNEARNED INCOME FROM FINANCIAL GUARANTEE SERVICES

Unearned income from guarantee services were $88,824 and $538,215 as of June 30, 2018 and 2017, respectively.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

NOTE 12 -	OTHER LIABILITIES

Other liabilities as of June 30, 2018 and 2017 consisted of:

	2018	2017
Other tax payable	$1,034,048	$771,293
Accrued legal and professional fees	415,780	3,861
Deposits received from guarantee service customers	60,432	59,019
Accrued payroll	50,701	45,356
Other payables	1,858	14,040
	$1,562,819	$893,569

NOTE 13 -	SHARE-BASED COMPENSATION

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

The following table summarizes stock award activity and related information for all of Wins Finance’s Equity Plans for the years ended June 30, 2018, 2017 and 2016:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term In Years
		$
Outstanding, July 1, 2015	-	-	-
Granted	1,450,000	12	3.00
Exercised	-	-	-
Forfeited	(180,000)	-	-
Canceled	-	-	-
Outstanding, July 1, 2016	1,270,000	12	2.42
Granted	-
Exercised	-
Forfeited	(1,190,000)	12
Canceled	(80,000)	12
Outstanding, June 30, 2017 and 2018	-	-	-

Exercisable, June 30, 2017 and 2018	-	-	-
Vested and expected to vest, June 30, 2017 and 2018	-	-	-

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

During the year ended June 30, 2017, 1,190,000 options were forfeited and 80,000 options were cancelled due to the termination of the holders’ employment prior to vesting. On February 14, 2017, Wins Finance terminated the remaining option agreements with the employees for no consideration. No options remained outstanding following the cancellation and as of June 30, 2017 and 2018.

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

In connection with the grant of stock options to employees, the Company recorded share-based compensation charges of nil, $(1,465,680) and $1,889,733, respectively, for the years ended June 30, 2018, 2017 and 2016, respectively. The negative amount in 2017 resulted from the reversal of share-based compensation expense for the Company’s options that were cancelled due to the termination of the holder’s employment prior to vesting.

NOTE 14 -	CAPITALIZATION

Common Stock

As of October 26, 2015, Wins Finance is authorized to issue up to 100,000,000 ordinary shares with a par value of $0.0001, 21,526,747 shares of Common Stock were issued and outstanding. 16,800,000 and 4,726,747 ordinary shares were held by WFG's shareholders and former stockholders of Sino, respectively.

On June 28, 2016, the Company repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180, and 1,480,000 shares from Bluesky LLC for $17,464,000. Of the amounts payable to Bluesky, $17 million was paid. Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President. Balance of $464,000 remained unpaid as of June 30, 2018.

On December 2, 2016, the Company repurchased 204,005 of its ordinary shares from Richard Xu, a former officer of the Company, for a consideration of $204.

As of June 30, 2018 and 2017, there were 19,837,642 shares of common stock issued and outstanding.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

NOTE 15 -	STATUTORY RESERVE

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

NOTE 16 -	EMPLOYEE RETIREMENT BENEFITS

The Company has made employee benefit contributions in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the salaries and employee charges when incurred. The contributions made by the Company were $118,259, $111,493 and $107,970 for the years ended June 30, 2018, 2017 and 2016, respectively.

NOTE 17 -	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2018, 2017 and 2016, respectively:

	For the years ended June 30,
	2018	2017	2016

Net income attributable to the common shareholders	$10,499,876	$20,349,791	$12,117,397

Basic weighted-average common shares outstanding	19,837,642	19,926,510	20,012,356
Effect of dilutive securities	-	155,579	-
Diluted weighted-average common shares outstanding	19,837,642	20,082,089	20,012,356

Earnings per share – Basic	$0.53	$1.02	$0.61
Earnings per share – Diluted	$0.53	$1.01	$0.61

Basic earnings per share are computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by adding other common stock equivalents, including non-vested common share in the weighted average number of common shares outstanding for a period, if dilutive.

As of June 30, 2018, there were no dilutive securities.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

NOTE 18 -	INCOME TAXES

Pursuant to the relevant rules and regulations of the Cayman Islands and the BVI, the Company and its subsidiary incorporated therein are not subject to any income tax pursuant to the rules and regulations of their respective countries of incorporation.

No Hong Kong Profits Tax has been made for the years ended June 30, 2018, 2017 and 2016 as Full Shine had no assessable profits arising in Hong Kong.

The provision for PRC Enterprise Income Tax (“EIT) is calculated at 25% of the estimated assessable profits of the subsidiaries established in the PRC during the years ended June 30, 2018, 2017 and 2016.

Under the EIT Law, investment income from security funds is exempted from PRC EIT.

The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before calendar (tax) year 2012. With a few exceptions, the calendar (tax) years 2013 - 2017 remain open to examination by tax authorities in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits of the position, and measures the unrecognized benefits associated with the tax position. For the years ended June 30, 2018, 2017 and 2016, the Company had no unrecognized tax benefits.

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

Income tax payable represented enterprise income tax at a rate of 25% of taxable income the Company accrued but not paid. Income tax payable as of June 30, 2018 and 2017 comprises:

	2018	2017
Dongsheng Guarantee	$2,411,031	$2,517,538
Jinshang Leasing	24,087	255,093
	$2,435,118	$2,772,631

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

	For the years ended June 30,
	2018	2017	2016

Current income tax expense	$507,154	$1,581,470	$1,387,373
Deferred tax expense (benefit)	(1,546,049)	370,019	(622,928)
Total (benefit) provision for income taxes	$(1,038,895)	$1,951,489	$764,445

The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 25% is as follows:

	For the years ended June 30,
	2018	2017	2016

PRC statutory tax	25%	25%	25%
Effect of non-deductible expenses	3.4%	0.0%	0.0%
Effect of non-taxable income	(39.9)%	(15.4)%	(28.5)%
Others	0.5%	(0.8)%	9.7%
Effective tax rate	(11.0)%	8.8%	6.2%

Deferred tax arose from the difference in tax and accounting base of the deductible allowance for guarantee loss and lease payment receivable loss and difference in direct financing lease income recognition between PRC and U.S. GAAP.

	June 30, 2018	June 30, 2017

Deferred tax assets
Provision for direct financing lease	$985,781	$216,829
Direct financing lease income	-	110,308
Specific allowance on guarantee	550,495	-
Total deferred tax assets	1,536,276	327,137
Less: Valuation allowance	-	-
Less: Net off with deferred tax liabilities for financial reporting purposes	(446,609)	-
Net total deferred tax assets	$1,089,667	$327,137

Deferred tax liabilities
Guarantee paid on behalf of guarantee service customers loss	$26,868	$390,154
Commissions and fees on financial guarantee services	283,608	356,730
Direct financing lease income	136,133	-
Total deferred tax liabilities	446,609	746,884
Less: Net off with deferred tax assets for financial reporting purposes	(446,609)	-
Net total deferred tax liabilities	$-	$746,884

For the purpose of presentation in the consolidated balance sheets, certain deferred tax assets and liabilities have been offset.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

As of June 30, 2018 and 2017, the Company had net deferred tax assets of $1,089,667 and $327,137, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management considered all available evidence, both positive and negative, in determining the realizability of deferred tax assets at June 30, 2018 and 2017. Management considered carry back availability, the scheduled reversals of deferred tax liabilities, projected future taxable income during the reversal periods, and tax planning strategies in making this assessment. Management also considered recent history of taxable income, trends in the Company’s earnings and tax rate, positive financial ratios, and the impact of the downturn in the current economic environment (including the impact of credit on allowance and provision for guarantee and direct financing lease losses; and the impact on funding levels) on the Company. Based upon its assessment, management believes that a valuation allowance was not necessary as of June 30, 2018 and 2017.

As of June 30, 2018 and 2017, the Company intends to permanently reinvest the undistributed earnings of its operating subsidiaries to fund future operations. As such, no provision has been made for deferred tax assets related to the future repatriation of the cumulative undistributed earnings of the PRC subsidiaries of $76,411,203 and $65,800,730 as of June 30, 2018 and 2017, respectively.

For the years ended June 30, 2018 and 2017, the Company has not been selected for examination by the applicable tax authority and no resolution of tax audits were expected to be material to the financial statements.

NOTE 19 -	RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Related party balances as of June 30, 2018 and 2017 (apart from those disclosed elsewhere in these financial statements) consisted of:

	2018	2017

Due to related party
Bluesky LLC	$464,000	$464,000
	$464,000	$464,000

Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President.

Related party transactions

Related party transactions for the years ended June 30, 2018, 2017 and 2016 consisted of:

	For the years ended June 30,
	2018	2017	2016
Share repurchase
Bluesky LLC	$-	$-	$17,464,000

Convertible debt
Bluesky LLC	$-	$-	$8,500,000

The amount due to Bluesky LLC was interest free, unsecured and due on demand.

On December 28, 2015, the Company issued an $8,500,000 promissory note (the “Note”) to Bluesky LLC. The note was bearing interest at 4% per year and due for repayment on December 28, 2016. The note was repaid in advance on April 28, 2016.

On June 30, 2016, the Company repurchased 1,480,000 ordinary shares from Bluesky LLC at a price of $11.8 per share. On June 28, 2016, the Company paid approximately $17,000,000 to Bluesky LLC.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

NOTE 20 -	COMMITMENTS AND CONTINGENCIES

Commitments

Lease Commitments

The Company leased their offices under lease agreements. The following table sets forth the Company’s contractual obligations as of June 30, 2018 in future periods:

For the years ending June 30,	Rental payments
2019	154,649
2020	154,649
2021	111,455
2022	-
Thereafter	-
$420,753

Guarantee Commitments

i.	Guarantees terminate upon payment or cancellation of the guaranteed obligation. Dongsheng Guarantee’s obligations to make payments under guarantees will be triggered upon failure of the parties for which the guarantees are provided to fulfill their guaranteed obligations. The terms from inception to termination of the guarantees provided generally range from 6 to 12 months.

ii.	During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.6 million (RMB44 million)(included in Note 7 - net investment in direct financing leases) and the third party provides the remaining financing of $63.5 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2018, the maximum guarantee issued by Jinshang Leasing was $69.8 million(RMB462 million).

Contingencies

In the past, Dongsheng Guarantee failed to comply with PRC regulations that provide that the aggregate balance of liabilities guaranteed by a financing guarantee Company for any single guaranteed party may not exceed 10% of the net assets of the guarantee Company. Also, the Company’s PRC subsidiaries have historically failed to promptly make social insurance and provident housing fund contributions in full for their employees. During the years ended June 30, 2018 and 2017, Dongsheng Guarantee did not provide guarantees for loans in excess of 10% of its net assets to any single customer and made all required social insurance, but it failed to comply with certain housing fund requirements under PRC regulations. As of June 30, 2018 and 2017, the Company’s PRC subsidiaries had not received any notice from any relevant government authorities regarding their prior non-compliance with these requirements. However, it is possible that relevant regulatory authorities will impose penalties and/or bring legal action against them retrospectively. Any such penalties or legal action could have an adverse effect on the Company’s business, and management is unable to make any estimate of the amounts of any such possible penalties.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2016, 2017 AND 2018

Litigations

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2018, the Company was involved in 3 lawsuits in China, 2 of which were initiated by the Company as plaintiff in relation to the guarantee business, and in the other of which the Company is a defendant in relation to its financing lease business (see below). The Company initiated legal proceedings to collect delinquent balances, interest and penalties from guarantees. An aggregated claim of $639,104 has been adjudicated by the Court in favor of the Company and these cases are in the process of being enforced.

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

On June 26, 2017, the Court issued an Order appointing lead plaintiffs and lead counsel, and on August 25, 2017 lead plaintiffs filed an Amended Class Action Complaint. The Amended Complaint alleges a claim against the Company for securities fraud purportedly arising from alleged misrepresentations concerning its principal executive offices (which alleged misrepresentations resulted in the Company being added to, and then removed from, the Russell 2000 index). On October 24, 2017, the Company moved to dismiss the Amended Complaint for failure to state a claim against it. On March 1, 2018, the District Court for the Central District of California issued an Order denying the Company’s motion to dismiss. Thus, the civil action has proceeded to the fact gathering “discovery” stage in respect to the Company.

On August 31, 2018, defendants Renhui Mu and Junfeng Zhao moved to dismiss Plaintiffs’ Amended Complaint in the California Action for failure to state a claim as against them.  That motion is scheduled for hearing on November 5, 2018.

Separately, on September 17, 2018, lead plaintiffs in the California Action filed a motion seeking class certification.   The Company’s opposition to that motion is currently due on December 14, 2018.

On October 9, 2018, the Court entered an Order in the California Action dismissing the action as against Jianming Hao, without prejudice, for lead plaintiffs’ failure to timely serve him with the Summons and Amended Complaint.

The Amended Complaint does not specifically allege the damages purportedly suffered by the class, and the Company is not yet able to provide a reliable estimate of any such damage claim. We believe that the claims from this proceeding are without merit and we are vigorously defending this proceeding.

NOTE 20 -	SUBSEQUENT EVENTS

On August 28, 2018, a subsidiary of the Company entered into an agreement to acquire a 30% equity interest in Hui Yue Finance Leasing (Ningbo) Co., Ltd. (“Hui Yue”). Hui Yue will be a joint venture between the Company, Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd). The Company will pay RMB 300 million (or approximately $45.3 million) for its 30% interest in Hui Yue. Hui Yue will focus on the financial leasing of equipment relating to port logistics, construction machinery, energy conservation and medicine in Ningbo, China.

On October 26, 2018, the parties to the agreement entered into an amendment providing that the Company would acquire only a 15% equity interest in Hui Yue (instead of the originally contemplated 30%) for RMB150 million. Pursuant to the agreement, the Company was required to pay the capital within thirty years, from the date of change of Hui Yue’s company registration. The first payment of RMB 20 million ($3.0 million) was made on October 30, 2018. Hui Yue will focus on the financial leasing of equipment relating to port logistics, construction machinery, energy conservation and medicine in Ningbo, China. The Company believes that participating in this investment has the opportunity to boost the Company’s growth in the leasing sector by leveraging the local financial, governmental and client resources of the Company.

