Form 20-F
period 2019-06-30
Wins Finance Holdings Inc.
filed 2020-10-01
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

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

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China

(Address of principal executive offices)

1177 Avenue of the Americas
5th Floor New York, NY 10036
646-694-8538

(New York Office)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, par value $.0001 per share	WINS	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of September 30, 2020, the registrant had 19,837,642 ordinary shares outstanding.

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

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
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

CERTAIN INFORMATION

In this Annual Report on Form 20-F, or the “Annual Report”, unless the context indicates otherwise, all references to the terms “Wins Finance” “we,” “us,” “our company,” “the Company” and “our,” refer to Wins Finance Holdings Inc. and  its wholly-owned subsidiaries, Wins Holdings LLC(“WHL”),Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture) and Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”)., all references to “China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government. In this Annual Report, all references to “Renminbi,” or “RMB” are to the legal currency of China and all references to “USD”. “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

The Company recently learned that the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture and Dongsheng Guarantee, the Company’s wholly owned subsidiary. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and Dongsheng Guarantee. The Company’s appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. Therefore, until the freeze is lifted (and the Company has not been provided any guidance about when the freeze would be lifted), the Company will not be able to consolidateJinchen Agriculture and Dongsheng Guarantee into its financial statements. The Company’s other business are unaffected by the freeze and continue to operate normally.

The Company’s functional currency is USD. The functional currency of Jinshang Leasing, Jinchen Agriculture and Dongsheng Guarantee is Chinese Yuan, or RMB. For financial reporting purposes, the financial statements of Jinshang Leasing, are prepared using RMB and translated into the Company’s functional currency, USD at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and owners’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The audited financial statements in this Annual Report have been prepared in accordance with accounting principles generally accepted in the United States, or “U.S. GAAP”.

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

The selected consolidated statements of operations data for the fiscal years ended June 30, 2019,2018, 2017, 2016, and 2015 and the selected balance sheet data as of June 30, 2019,2018, 2017, 2016, and 2015 are derived from the audited consolidated financial statements of Wins Finance for those fiscal years.

The audited consolidated financial statements for the fiscal years ended June 30, 2019,2018, 2017, 2016, and 2015 are prepared and presented in accordance with U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes. The historical financial statements are not necessarily indicative of our future performance.

Statements of Income and Comprehensive Income

	For the years ended June 30,
(US$ except share data)	2019	2018	2017	2016	2015
		Restated
Guarantee service income
Commissions and fees on financial guarantee services	-	-	2,839,194	6,193,225	7,860,629
(Provision) reversal of provision for financial guarantee services	-	-	3,208,827	(2,907,999)	576,456
Commission and fees on guarantee services, net	-	-	6,048,021	3,285,226	8,437,085

Direct financing lease income
Direct financing lease interest income	7,595,992	5,697,957	6,047,172	3,164,317	3,547,273
Interest expense for direct financing lease	(411,066)	(1,546,304)	(2,094,587)	(524,409)	(188,173)
Business collaboration fee and commission expenses for leasing projects	(68,342)	(99,320)	(603,873)	(222,206)	(265,829)
Provision for lease payment receivable	(81,585,960)	(3,514,961)	(27,332)	(597,444)	(70,467)
Net direct financing lease income after provision for receivables	(74,469,376)	537,372	3,321,380	1,820,258	3,022,804

Financial advisory and agency income	-	1,695,303	357,284	402,800	3,386,586
Net revenue	(74,469,376)	2,232,675	9,726,685	5,508,284	14,846,475

Non-interest income
Interest on investment securities	105,878	3,942,719	13,752,538	13,958,540	16,657,246
Total non-interest income	105,878	3,942,719	13,752,538	13,958,540	16,657,246

Non-interest expense
Business taxes and surcharge	(15,827)	(9,911)	(4,406)	(167,867)	(200,223)
Salaries and employee charges	(542,628)	(540,312)	(879,595)	(1,524,720)	(424,872)
Rental expenses	(102,859)	(175,549)	(247,684)	(271,357)	(190,239)
Other operating expenses	(2,062,802)	(4,554,030)	(46,258)	(4,621,038)	(1,468,741)
Total non-interest expense	(2,724,116)	(5,279,802)	(1,177,943)	(6,584,982)	(2,284,075)

Income (loss) before taxes	(77,087,614)	895,592	22,301,280	12,881,842	29,219,646

Income tax credit (expense)	18,900,720	322,038	(1,951,489)	(764,445)	(3,146,993)
Net (loss) income from continuing operation	(58,186,894)	1,217,630	20,349,791	12,117,397	26,072,653

Income from discontinued operation	8,377,166	8,881,255	-	-	-
Total Net Income	(49,809,728)	10,098,885	-	-	-

Other comprehensive income (loss)
Foreign currency translation adjustment	(9,623,857)	5,977,187	(5,130,963)	(19,361,292)	1,757,840
Comprehensive income (loss)	(59,433,585)	16,076,072	15,218,828	(7,243,895)	27,830,493

Weighted-average common shares outstanding
Basic (1)	19,837,642	19,837,642	19,926,510	20,012,356	16,800,000
Diluted (1)	19,837,642	19,837,642	20,082,089	20,012,356	16,800,000

Earnings (loss) per share
Basic (1)	(2.51)	0.51	1.02	0.61	1.55
Diluted (1)	(2.51)	0.51	1.01	0.61	1.55
From continuing operation	(2.93)	0.06	1.01	0.61	1.55
From discontinued operation(2)	0.42	0.45	-	-	-

(1)	These data have been retrospectively adjusted giving effect to the reverse merger between WFG and Sino, completed on October 26, 2015. More information about the reverse merger is contained in our Consolidated Financial Statements.
(2)	On June 9, 2020, the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiary, Dongsheng Guarantee. As a result, the Company lost control over these subsidiaries. Arising from the loss of control, the Company reported the results of these subsidiaries as disposal group classified as held for sale.

	2019	2018	2017	2016	2015
Balance Sheet Data		Restated
Cash and cash equivalents	$70,312	$13,133,540	$17,002,282	$47,163,965	$9,883,091
Total assets	228,101,794	309,903,262	312,764,090	304,627,280	251,005,424
Total liabilities	13,651,432	36,019,315	54,956,215	60,572,349	13,741,316
Total equity	214,450,362	273,883,947	257,807,875	244,054,931	237,264,108

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Our business is subject to greater credit risks than if we provided leases to larger and more established clients, and our proprietary risk management system may not be adequate to protect against client defaults.

The business of providing financial leasing involves a variety of risks, including the risk that the loans we made will not be repaid on time or at all, and our risk management procedures may not fully eliminate these risks. We mainly focus on providing services to Chinese small & medium enterprises (“SMEs”), including microenterprises, which have limited access to financing, and microcredit companies in China. Some of our clients are at the early stage of their business and have limited financial resources, making them vulnerable to adverse competitive, economic or regulatory conditions. These customers may expose us to greater credit risks than larger or more established businesses with longer operating histories. We seek to manage our credit risk exposure through client due diligence, credit approvals, establishing credit limits, requiring security measures and portfolio monitoring. While these procedures are designed to provide us with the information needed to implement adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk. During the year ended June 30, 2019, the provision for our lease payment receivables totaled $81.6million. The dramatic increase of these non-cash provisions is due to the adjustment of China’s financial policy (strengthening financial risk control and deleveraging) which has significantly impacted the financing capacity and labor costs of our SME clients.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth during the past few years. Our financial leasing business commenced in 2009 and therefore has a limited operating history. Our net revenue increased from $1.3 million for the year ended June 30, 2012 to $9.7 million for the year ended June 30, 2017, representing an increase of 672.6%. However, on June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. The Company’s appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. Therefore, until the freeze is lifted (and the Company has not been provided any guidance about when the freeze would be lifted), we will not be able to consolidate Jinchen Agriculture and its subsidiary Dongsheng Guarantee into our financial statements. The board of directors have the intent to dispose of Jinchen Agriculture and Dongsheng Guarantee within 12 months after unfreezing of the assets by the Bureau. The Company’s other businesses are unaffected by the freeze and continue to operate normally. The Company’s net revenue (not including Jinchen Agriculture and Dongsheng Guarantee) decreased from $2.2 million for the year ended June 30, 2018 to$(74.5) million for the year ended June 30, 2019, representing a decrease of 3,435.43%, mainly caused by a non-cash provision on our financial leasing businesses that totaled $81.6 million. During the year ended June 30,2019, the provision on our leasing business increased to $81.6 million from $3.5million in 2018, representing an increase of 2,221.11%. The limited history of our financial leasing business makes it difficult to evaluate our prospectus.

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

Our business model is premised on the fact that SMEs and microenterprises are generally underserved by the banking industry because commercial banks in China have been reluctant to lend to SMEs and microenterprises without credit support, such as third-party guarantees, or adequate collateral of tangible assets. In the past, this has created opportunities for us to develop and expand our business. But now, new trends in the banking industry or the applicable regulatory requirements may alleviate the high transaction costs or the lack of collateral and public information generally associated with bank financing to our target clients or otherwise make this business more attractive to banks. In the event that commercial banks begin to compete with us by making loans to our target clients on an unsecured basis or require a lower level of credit guarantee in return for higher risk-based interest rates, we may experience greater competition with respect to our financial leasing business. Furthermore, any such direct competition with our cooperating banks will undermine our relationship with them and may adversely affect our business, results of operations and prospects.In September 2019, the CBRC and NDRC in China jointly announced the notice onin-depth development of "credit loan" to support the financing of SMEs to ease the financing difficulty of SMEs, encourage financial institutions to take improving risk management, reduce excessive dependence on mortgage, pledge and guarantee, and gradually increase the proportion of credit loans for SMEs. The issuance of this policy will reduce the dependence of SMEs on the guarantee business.

In addition, our business may be subject to factors affecting the banking industry generally, such as an abrupt spike in China’s interbank rates and the subsequent fears of tightened liquidity, as well as the increasing non-performing loan ratios as reported by the banking industry. Such factors adversely affecting China’s banking industry may result in constraints on the banking system’s liquidity and subsequent reductions in the amount of, or tightened approval requirements for, loans available to our customers or us. As a result, we may experience less available funding. Furthermore, if our customers’ business is negatively affected due to any such factors, our customer default risk may increase, which may materially and adversely affect our financial condition or results of operations.

The guarantee business conducted by us in Jinzhong City, Shanxi Province has been frozen by governmental authorities and we are not sure if we will be able to regain control of such business.

Over the past few years, our guarantee business has been concentrated in Jinzhong City, Shanxi Province, throughour subsidiaries Jinchen Agriculture and Dongsheng Guarantee, the wholly owned subsidiary of JinchenArgiculture.On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture, the Company’s wholly owned subsidiary. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and its subsidiariyDongshengGuarantee. Ourappointed legal counselwas unable to determine the cause of the freeze as the authorities have not provided us with any information, Ourappointed legal counselhas advised us that weno longer havecontrol of the assets or operations of JinchenArgiculture. Therefore, until the freeze is lifted (and we havenot been provided any guidance about when the freeze willbe lifted), we will not be able to consolidate Jinchen Agriculture andDongsheng Guarantee intoourfinancial statements, so wereport the frozen assets and liabilities as a disposal group.The assets of disposal group classified as held for salewere $172.0 million and $165.6 million for the years ended June 30, 2019 and 2018, andtheliabilities of disposal group classified as held for salewere $3.0 million and $5.2 million for the years ended June 30, 2019 and 2018, respectively.The freeze of these assets could have a material and adverse effect on our financial results.

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

Our impairment losses may not be adequate to cover actual losses and any increase to the impairment losses may cause our net income to decrease.

As of June 30, 2019, our allowance for finance lease payment receivable was $85.2million. The amount of provisions or allowances has been based on our management’s assessment of, and expectations concerning, various factors affecting the quality of our loan portfolio, such as the customers’ financial condition, repayment ability, historical default rates, the anticipated realizable value of any collateral, regional economic conditions, government policies, interest rates and other factors, and the applicable PRC rules and regulations governing provisions for losses. If our assessment and expectations differ from actual events, or if the quality of loan portfolios deteriorates, our provisions or allowance may not be adequate to cover our actual losses and we may need to set aside additional provisions or allowance, which could materially and adversely affect our profitability. Our business is subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. We may increase our impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Regulatory authorities may also require an increase in the provision or allowance for loan losses. Any increase in the allowance for loan losses would result in a decrease in net income and may have a material adverse effect on our financial condition and results of operations.

Our business is concentrated in financial guarantees and financial leasing, and therefore lacks product and business diversification. Accordingly, our future revenues and earnings may be more susceptible to fluctuations than a more diversified company.

Prior to June 9,2020, our primary business activities consisted of providing guarantee services and offering financial lease as well financial advisory services to our customers. However, the guarantee services were mainly conducted throughDongsheng Guarantee, whose assets were frozen by the Changzhi Public Security Bureau. Until such assets are unfrozen, we will not be able to conduct our Guarantee business, and we have not been advised by the authorities when such assets will be unfrozen. The freeze of DongSheng Guarantee and our lack of significant product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

The commission rate in the interest rate in financial leasing business may decrease due to changes in the Chinese economic environment or industry competitiveness, which could negatively affect our revenue and net profit.

If China’s economy does not maintain the same growth rate as it has in previous years, or China’s macro-economy slows down, the government could tighten money supply, and banks could be less inclined to incur credit risk and extend loans to Chinese SMEs, which could negatively affect our business. New participants may enter the financial sector and our business could face intense competition within our current region, and in the regions into which we plan to expand, due to these new entrants. We might be unable to maintain the same level of interest rates charged for our financial leasing service, in which case our revenue and net profit may decrease.

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

We had material weaknesses in our internal control in financial reporting as of June 30, 2019 and such material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management identified material weaknesses and concluded that our internal control over financial reporting were not effective as of June 30, 2019. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The specific material weaknesses we identified in our internal control over financial reporting as of June 30, 2019related to:

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

The information available on SMEs including microenterprises is often limited. Our credit evaluation depends primarily on customer due diligence. We cannot assure you that our customer due diligence will uncover all material information necessary to make a fully informed decision, nor can we assure you that our due diligence efforts will be sufficient to detect fraud committed by our customers. If we fail to perform thorough due diligence or discover customer fraud or intentional deceit, the quality of our credit evaluation may be compromised. A failure to effectively measure and limit the credit risk associated with our loan portfolio could have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, we may be unable to monitor our customers’ actual use of the financing we guaranteed or provided, or verify if our customers have other undisclosed private money or borrowings. We may not be able to detect our customers’ suspicious or illegal transactions, such as money laundering activities, in our business and we may suffer financial and/or reputational damage as a result.

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

We believe that the reputation and brand name that we have built over the years plays a significant role in enabling us to obtain business from referrals as well as to attract new customers. A large portion of our new guarantee services were referred to us by our past or existing customers or by banks or other financial institutions. We believe that the building up and the enhancement of our reputation and brand name depend largely on, among others, our credibility among finance providers and other players in the financial services industry which has been developed over the years of our business operations, and our ability to provide diversified services to meet the requirements of our customers and their counter-parties. If we fail to maintain our reputation or our customers or their counter-parties no longer perceive our services to be of high quality or if they should no longer perceive us as a guarantee company with high credibility for whatever reason, our reputation and brand name could be adversely affected which, in turn, could affect our ability to maintain existing or capture future business opportunities. On June 9, 2020, the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiaryDongsheng Guarantee.Our guarantee service, mainly operated by Dongsheng Guarantee, has been frozen, and we have no access to its assets or operations. This could have the effect of reducing the number of people who wish to do business with us, andthere is also no assurance that our past or existing customers or banks or financial institutions with whom we have business relationships will continue to work with us or to refer new or potential customers to us. In the event our existing or past customers or banks or financial institutions with whom we have business relationships cease to work with us or stop referring new or potential customers to us or substantially reduce their referrals to us, our business, financial condition and results of operations would be adversely affected.

We are heavily dependent on the performance of SMEs, and any decrease in demand for services to SME’s in the PRC may adversely impact our business operations.

The rapid growth of the economy of the PRC in the past few years has triggered a surge in the number of new SMEs and the escalation of their respective businesses in general. Despite the growth of SMEs and the growing demand for funding from these SMEs in recent years, there can be no assurance that the demand for financial guarantee services and financial leasing from SMEs will continue to grow. Any adverse development in national or local economic conditions may affect the businesses or funding demands of SMEs which, in turn, may reduce the demand or depress the amount of fees we charge for our services. Any decrease in such demand would have a material adverse effect on our result of operations and financial condition.

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

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

We have no insurance coverage for our guarantee and financial leasing business, investment assets or deposits in our bank accounts, which could expose us to significant costs and business disruption.

We do not maintain any credit insurance, business interruption insurance, general third-party liability insurance, nor do we maintain key man life insurance or any other insurance coverage except the mandatory social insurance for employees. If we incur any loss that is not covered by our loss reserve, our business, financial condition and results of operations could be materially and adversely affected. Additionally, our major assets are cash deposit in banks and investment securities in assets management products. These assets are not insured or otherwise protected. Should any bank or trust company holding our cash deposits become insolvent, or if we are otherwise unable to withdraw funds, we could lose the cash on deposit with that particular bank or trust company.

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

Our financial performance fluctuates with our business volume. For our financial consultancy service, the level of revenue that we can achieve is subject to fluctuations and is dependent on, among other things, the business and performance of our customers and the overall economic condition of the PRC. Accordingly, we are susceptible to revenue volatility between financial periods.

Our financial performance is affected by the market conditions of the vastly diverse industries in which our customers operate and the overall economic conditions of the PRC, which are factors beyond our control. In the event that we are not able to continually and consistently secure new contracts from customers, our future financial performance will be adversely affected.

In order to achieve our long term mission, we may balance our efforts and capital to some newly developed segments, such as leasing or other newly acquired business. This could negatively affect our current financial performance.

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

Foreign ownership in financial guaranteeand financial leasing businesses may be changed due to the uncertainty of evolving PRC laws and regulations.

We operate our financial guarantee and financial leasing business under foreign ownership structures in China. According to the Catalogue for the Guidance of Foreign Investment Industries (“Foreign Investment Catalogue”) promulgated by the Ministry of Commerce of the PRC (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on June27, 2017and effective as of July 28, 2017, our operation of financial guarantee and financial leasing businesses with foreign ownership is permitted under current PRC laws and regulations. However, the PRC laws and regulations are not fully developed and the Chinese government has been revising the laws and regulations since the Reform and Opening-up in 1979. There is still significant uncertainty resulting from the evolving PRC laws and regulations. As a result, foreign investment in these financial industries may be restricted or prohibited in the future if PRC laws and regulations are changed or revised due to the evolving political or economic conditions.

The national and regional economies in the PRC and our prospects may be adversely affected by natural disasters, acts of God and the occurrence of epidemics.

Our business is subject to general economic and social conditions in the PRC. Natural disasters, epidemics and other acts of God which are beyond our control may adversely affect the economy, infrastructure and livelihood of the people in the PRC. Some regions in the PRC are under the threat of earthquake, sandstorm, snowstorm, fire, drought, or epidemics such as Severe Acute Respiratory Syndrome, SARS, H5N1 avian flu, the human swine flu, also known as influenza A (H1N1) or the recent cases of COVID-19. For instance, two serious earthquakes hit Sichuan province in May 2008 and April 2013, and resulted in significant loss of lives and destruction of assets in the region. In addition, the epidemics of COVID-19 continues from December 2019 to the present, causing different degrees of damage to the national and local economies in the PRC. An outbreak of any other epidemics in the PRC, especially in the cities where we have operations, may result in material disruption of our business, which in turn may adversely affect our financial condition and results of operations.

Our shareholders may experience difficulties in effecting service of legal process and enforcing judgments against us, our Directors or senior management and to take action on the basis of violations of the listing rules.

We are a Cayman Islands company and our major operations are located in the PRC, and almost all of our assets and subsidiaries are located in the PRC. Most of our directors and senior management reside within the PRC. The assets of these Directors and senior management are also located within the PRC. As a result, it may not be possible to effect service of process upon most of our Directors and senior management outside the PRC. Moreover, the PRC does not have treaties providing for reciprocal recognition and enforcement of court judgments in the United States. As a result, in the PRC, recognition and enforcement of court judgments from the jurisdictions mentioned above may be difficult or impossible in relation to any matter that is not subject to a binding arbitration provision.

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

Our reporting currency is the U.S. dollar. However, substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the "current account," which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the "capital account," which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities. Currently, our PRC subsidiaries, which are wholly-foreign owned enterprises, may purchase foreign currency for settlement of "current account transactions," including payment of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

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

If the settlement reached between the SEC and the Big Four PRC-based accounting firms (including the Chinese affiliate of our independent registered public accounting firm), concerning the manner in which the SEC may seek access to audit working papers from audits in China of US-listed companies, is not or cannot be performed in a manner acceptable to authorities in China and the US, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “Big Four” accounting firms (including the mainland Chinese affiliate of our independent registered public accounting firm). A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the Chinese accounting firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the Chinese accounting firms reached a settlement with the SEC whereby the proceedings were stayed. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents would normally be made to the CSRC. The Chinese accounting firms would receive requests matching those under Section 106 of the Sarbanes-Oxley Act of 2002, and would be required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. The CSRC for its part initiated a procedure whereby, under its supervision and subject to its approval, requested classes of documents held by the accounting firms could be sanitized of problematic and sensitive content so as to render them capable of being made available by the CSRC to US regulators.

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitisation procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law.

While these issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, they potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, public companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, although our independent registered public accounting firm was not named as a defendant in the above SEC administrative proceedings, any negative news aboutany such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies, and the market price of our shares may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ordinary shares from the Nasdaq or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Risks Related to the Company

We are a foreign private issuer and, as a result, we are not be subject to U.S. proxy rules and are subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.

We report under the Exchange Act as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual reports on Form 10-K within 90 days after the end of each fiscal year, in the fiscal years ending on or after December 15, 2011, foreign private issuers will not be required to file their annual report on Form 20-F until four months after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

As of June 30, 2019, Freeman owned approximately 67% of our outstanding common stock. Freeman has the right to nominate three members of our board of directors. Freeman will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. Freeman may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if Freeman is opposed by our other stockholders.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, assuming we are treated as a foreign corporation for U.S. federal income tax purposes, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during our taxable year ended June 30, 2020, we don’t believe that we are a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year ended December 31, 2020, there can be no assurance in respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

On August 22, 2019, the Company has made a definitive analysis with respect to its PFIC status for taxable year ending December 31,2018, based on the analysis, the Company is not a PFIC for taxable year ending December 31, 2018.

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2019, we believe that we are not a PFIC for such year. However, because we have not completed our analysis as to our PFIC status for the 2020 fiscal year, there can be no assurance in respect to our PFIC status for such taxable year.

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

Beginning in November 2016 and through June 2017, our stock price experienced extreme price and volume fluctuations having nothing to do with the performance of our business. We do not know the cause of such fluctuations, but such fluctuations have resulted in significant adverse consequences to us. Trading in our ordinary shares was halted by the Nasdaq Stock Market on June 7, 2017 until December 4, 2017 due to the fluctuations, and class action litigations have been filed against us due to such fluctuations and the trading halt. Although we do not believe that the class action litigations have any merit, we cannot predict the outcome of the litigations or how Nasdaq, or whether other regulatory agencies (such as the SEC), will proceed against us. If a judgment is entered against us in the class action litigations or if a regulatory agency take action against us, our business may suffer and the value of our ordinary shares may significantly decrease.

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

WFG is a holding company that was incorporated under the laws of the British Virgin Islands on July 27, 2014. After several recapitalizations and restructurings, WFG holds 100% of the interests of Jinshang Leasing, Jinchen Agricultureand Dongsheng Guarantee through its wholly owned subsidiary, Full Shine. WFG is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province and Beijing, China. WFG’s goal is to assist Chinese small & medium enterprises (SMEs), including microenterprises, which have limited access to financing, in improving their overall fund-raising capability and enable them to obtain funding for business development.

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

On August 28, 2018, one of our subsidiaries entered into an agreement to acquire a 30% equity interest in HuiYue Finance Leasing (Ningbo) Co., Ltd.  (“HuiYue”). HuiYue will be a joint venture between us, Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd). On October 26, 2018, the agreement was amended so that our subsidiary would acquire only a 15% interest in HuiYue. We will pay RMB 150 million (or approximately $22.7 million) for its 15% interest in HuiYue. Pursuant to the agreement, we were required to pay the capital within thirty years, from the date of change of HuiYue’s company registration. The first payment of RMB 20 million ($3.0 million) was made on October 30, 2018. HuiYue will focus on the financial leasing of equipment relating to port logistics, construction machinery, energy conservation and medicine in Ningbo, China. We believe that participating in this investment has the opportunity to boost our growth in the leasing sector by leveraging the local financial, governmental and our client resources.

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture and Dongsheng Guarantee, the Company’s wholly owned subsidiary. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and Dongsheng Guarantee. Our legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised us that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. Therefore, until the freeze is lifted (and we have not been provided any guidance about when the freeze would be lifted), we will not be able to consolidate Jinchen Agriculture and Dongsheng Guarantee into our financial statements. Our other business is unaffected by the freeze and continue to operate normally.

We are subject to the provisions of the exempted company incorporated under the Companies Law (2013 Revision) of the Cayman Islands. Our principal executive offices are located at 1F, Building1B, No. 58 Jianguo Road, Chaoyang District, Beijing 100024, People’s Republic of China, and our US office is located at 1177 Avenue of the Americas, 5th Floor, New York, NY 10036.  Our telephone number is 646-694-8538 and our website is located at winsfinance.com (the information contained therein or linked thereto shall not be considered incorporated by reference in this annual report).

Principal Capital Expenditures

For a discussion of our capital expenditures, see Item 5. “Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

B.	Business Overview

Overview

Our company is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province and Beijing, China. Our goal is to assist Chinese SMEs, which have limited access to financing, to improve their overall fund-raising capability and enable them to obtain funding for business development. We principally operate in the following business lines:

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

Financial Guarantees

Our company has a 12-year operating history in the financial guarantee business, which we started in 2006. We facilitate financing from banks to SMEs by providing a guarantee to the lenders such that, in the event of a borrower’s default, we will repay the principal, interest and related fees and expenses in connection with the underlying debt. We believe our guarantee services enable our SME customers to obtain financing from banks on better terms, more conveniently, easily and quickly than in the absence of such guarantees.Over the past few years, most of our business has been concentrated in Jinzhong City, Shanxi Province, through our subsidiaries Jinchen Agriculture and Dongsheng Guarantee.However,on June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen AgricultureandDongsheng Guarantee, the Company’s wholly owned subsidiary. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture andDongsheng Guarantee. Ourappointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised us that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. Therefore, until the freeze is lifted (and we have not been provided any guidance about when the freeze would be lifted), we will not be able to consolidate Jinchen Agriculture and Dongsheng Guarantee into our financial statements. As such, we reported the assets and liabilities of the affected subsidiaries as a disposal group classified as held for sale.

Financial Leasing

Our financial leasing business was started as a way to supplement its financial guarantee business. Most of the financial leasing business at that time was derived from our established guarantee clients, serving as an alternative financing solution for SME clients that owned unencumbered valuable equipment.

In 2009, due to growing needs of SMEs outside our guarantee clients, we expanded our financial leasing business, forming a separate subsidiary within our company in Beijing.

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

Effective and practical risk management system for Chinese SME lending

With more than ten years of operating history in serving the financing needs of SMEs, which has sharpened our specialized insight into the business and credit environment SMEs face, we can provide innovative financing solutions based upon the financing needs and creditworthiness of our customers. As most SMEs lack collateral at a level required by traditional commercial banks and are therefore excluded from mainstream bank financing sources, our financing solutions (including financial guarantees and financial leasing) help bridge the “credit-gap” between otherwise creditworthy SMEs and traditional commercial banks in China. Our risk control system, built upon “Trusted Business Circles” of core customers, has proven to be extremely cost-effective, practical and efficient under current conditions in China. Historically in China, due to the fact that the legal system is not fully developed, business trust and honoring of business commitments exists in small circles of personal relationships rather than in a more objective environment. Lending through core enterprises’ “Trusted Business Circles” resolves the information asymmetry in SME lending and provides transparency into customers’ business operations. See the section titled “Our Risk Management” below for additional information on our risk management policies. However, in 2019, with the overall downturn of China’s economy and the implementation of China’s new policies（strengthening financial risk control and deleveraging）has had a great impact on the liquidity of SMEs. For the sake of prudence, once the clients havebreached the contract, we will made provision for all the uncollected principle and interests.

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

Our products

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial leasing; and (2) financial advisory and agency services. The following table shows the components of revenue, their respective percentages of our net fee and interest income for the period indicated:

	For the years ended June 30,
	2019		2018 (Restated)
	US$’000	%	US$’000	%
Direct financing lease income	7,596	100.0%	5,698	77.0%
Financial advisory and agency income	-	-%	1,695	23.0%
Total revenues	7,596	100.0%	7,393	100.0%

Financial Leasing

Our financial leasing business was registered in 2009 for the purpose of providing financing through equipment leasing or equipment-purchase-lease-back services to qualified SME clients.

Due to the loss of the control of our guarantee business, we are expanding our leasing operation outside of the guarantee business. We look for leasing opportunities and clients across China rather than on a regional or local basis. We are currently applying two business strategies for our leasing operation: (1) focusing on a few specific industries with experience and connections, including but not limited to new energy, vehicles, education equipment, and medical devices; and (2) increasing fee revenue through advisory services.

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

Typical leasing terms include:

•	Asset: Equipment, or some other tangible assets including factory buildings

•	Typical Leasing Terms:3 – 5 years

•	Leasing Rate:10 – 30% over the current bench mark lending rate of PBOC

•	Deposit: Based upon the client’s qualifications, a deposit of 1% - 10 % of contract amount is required from a new leasing client

•	Transaction Fee: Based upon the client’s qualifications

•	Advisory Fee: Based upon the services provided to clients

•	Lease Payment Term: Quarterly or semi-annually

Financial Advisory and Agency Services

We also provide tailor-made financial consultancy services to clients by entering into consultancy services agreements. We may, at the customers’ request, provide (1) consultancy services alone, or (2) consultancy services together with financial leasing. We typically propose customized methods of financing to customers according to their needs and circumstances and then assists customers to apply for financing. We may also recommend other financing methods or financial products to customers. During the term of the financial consultancy services agreement, and within the services scope prescribed in such agreement, we provide a variety of financial consultancy services including investigation, research, and locating the source of financing and closing of financing. We also provide advice on financing and cash flow planning and management to better align customers’ cash generation activities with their required repayment schedule, thereby improving their liquidity and reducing their default risk.

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

Typically, SMEs have a relatively high risk profile. Especially in the context of an economic downturn, SMEs have less capability to withstand cyclical challenges compared with large privately-owned companies or state-owned enterprises. In addition, the regulatory and tax frameworks for SMEs are not standardized, which creates some regulatory and tax risk exposure. SMEs also frequently have very limited credit profile and transaction data available for evaluation during the lending process. In 2019, with the overall downturn of China’s economy has had a great impact on the most of the China’s company. Among them, SMEs are relatively weak in risk tolerance, and bear the brunt of the adverse impact, leading to a substantial increase in our provisions.

Our “Trusted Business Circle” model can, to a certain extent, resolve the issues inherent in SME loans, such as information asymmetry, risk control difficulties and high borrowing costs. Within our operating history, this model has proved extremely effective and efficient in risk control, and has enabled us to take on SME clients which would not normally have been accepted during a standard review process.

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

•	Signing, Closing and Auction Agreements: After internal authorization procedures have been approved, we will proceed with signing and closing. At closing, we sign a pre-authorized auction agreement with any counter-guarantor and the client company pursuant to which, in the event of a default, pledged collateral and/or other specified assets can be sold at auction immediately, at our discretion.

•	Portfolio Management: In cases where heightened risk is detected in the guarantee business, such as material changes to the customer’s business or difficulties in repaying the underlying financing, our risk management team steps in and participates in any loan modification and related discussions. If a customer defaults, we proceed with the collection process, through which we seek repayment of any defaulted payment which is covered under the guarantee.

•	Collection: We have a standard collection procedure in ourcredit guarantee and financial leasing businesses. Our company initiates the collection process when it covers defaulted payments or a customer defaults on the leasing facility grantees. Our business team and risk management team negotiate the terms of a repayment plan with the defaulting customer and enter into a repayment agreement with such defaulting customer. If the defaulting customer fails to make full repayment according to the repayment plan or we are unable to reach an agreement with the defaulting customer regarding the repayment plan, we approach the third party counter-guarantors regarding the payment of the loan (including default payment receivables) or, upon approval from the Risk Management Department at the group level, may take necessary legal action, or directly put counter-guarantee assets in auction.

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

Our SME Clients and Clients’ Expansion Strategy

Clients

For the year ended June 30, 2019, there were 3 customers that accounted for 43%, 12% and 11% of the Jinshang Leasing’s revenue. For year ended June 30, 2018, there were two customers that accounted for 15%and 14% of the Jinshang Leasing’s revenue.

As of June 30, 2019, two customers accounted for 45% and 12%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2018, five customers accounted for 20%, 20%, 13%, 13% and 12%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

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

Government Regulations

Foreign Investments

According to the Catalogue for the Guidance of Foreign Investment Industries (“Foreign Investment Catalogue”) promulgated by the Ministry of Commerce of the PRC (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on June27, 2017 and effective as of July 28, 2017, investments by non-Chinese entities and individuals in financial guarantee and financial leasing business are permitted activities to be undertaken through foreign investments.

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

Financial Leasing Businesses

According to Measures for the Administration of Foreign-funded Lease Industry promulgated by the Ministry of Commerce, effective as of March 5, 2005andrepealed on February 22,2018:

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

        In 2019，the Ministry of Commerceannounced that it would transfer the responsibility of supervising financial leasing companies to the CBRC, which will perform the relevant responsibilities from April 20. The new supervision system has not yet been announced, but it will certainly be stricter than the original one announced by the Ministry of Commerce effective on March 5,2015.

Employment Matters

Laws and Regulations on Social Insurance

As required under Regulation of Insurance for Labor Injury which was amended on December 8, 2010 and effective January 1, 2011, Provisional Insurance Measures for Maternity of Employees which took effect on January 1, 1995, Regulation of Unemployment Insurance which was promulgated on and took effect on January 22, 1999, the Interim Regulations on the Collection and Payment of Social Insurance Premiums which was promulgated on and took effect on January 22, 1999 and the Interim Provisions on Registration of Social Insurance which was promulgated on and took effect on March 19, 1999, enterprises are required to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, injury insurance and medical insurance. An enterprise that fails to make social insurance contributions in accordance with the relevant regulations may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline. If the enterprise fails to rectify the non-compliance by the stipulated deadline set out by the government authorities, it can be assessed a late fee by the relevant authority in the amount of 0.2% of the amount overdue per day from the original due date.

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

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2019, the Company was involved in 1lawsuits in China, which the Company is a defendant in relation to its financing lease business (see below). The cases are in the process of being enforced.

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

As of June 30, 2018, the Company and certain of its executive officers have been named as defendants in one civil securities lawsuit filed in U.S. District Courts. On April 20, 2017, Michel Desta filed a securities class action complaint in the District Court for the Central District of California seeking monetary damages against us, JianmingHao, Renhui Mu, Peiling (Amy) He, and Junfeng Zhao (entitled Desta v. Wins Finance Holdings, Inc., et al.; C.D. Cal. Case No. 2:17-cv-02983) (hereafter, the “California Action”). On June 26, 2017, the Court issued an Order appointing lead plaintiffs and lead counsel, and on August 25, 2017 lead plaintiffs filed an Amended Class Action Complaint. The Amended Complaint (which did not name Peiling (Amy) He as a defendant), alleges a claim against us for securities fraud purportedly arising from alleged misrepresentations concerning Wins’ principal executive offices (which alleged misrepresentations resulted in Wins being added to, and then removed from, the Russell 2000 index). On October 24, 2017, we moved to dismiss the Amended Complaint for failure to state a claim as against us.

On March 1, 2018, the District Court for the Central District of California issued an Order denying the Company’s motion to dismiss. Thus, the civil action has proceeded to the fact gathering “discovery” stage in respect to the Company.

As a result of a private mediation conducted in November 2018, the Company agreed in principle to settle the class action, on behalf of all remaining defendants. The full terms of that settlement remain confidential (but include certain contingencies concerning shareholder participation in the settlement and required court approvals). The court granted preliminary approval of the settlement by order entered on March 4, 2019. Given that the Company has not yet received the necessary approvals from Chinese regulators as to the transfer of the settlement funds from China to the United States, the Court entered an Order dated August 11, 2020 setting a final settlement approval hearing for March 22, 2021.

On July 24, 2020, Samuel Kamau filed a shareholder class action complaint in the District Court for the Central District of California seeking unspecified monetary damages for alleged violations of the United States Securities Exchange Act of 1934 during the period from October 31, 2018 to July 6, 2020 against Wins Finance Holdings Inc., Renhui Mu, and Junfeng Zhao (entitled Kamau v. Wins Finance Holdings, Inc., et al.; C.D. Cal. Case No. 2:20-cv-06656). Plaintiff’s initial complaint alleges, among other things, that Defendants purportedly violated the securities laws by failing to disclose that the repayment of a RMB 580 million “loan” to Guohong Asset Management Co., Ltd. was “highly uncertain,” and that the resignation of the Company’s former independent auditor was “foreseeably likely” given the non-payment of the foregoing loan as well as alleged material weaknesses in the Company’s control over financial reporting.

The Amended Complaint does not specifically allege the damages purportedly suffered by the class, and we are not yet able to provide a reliable estimate of any such damage claim. We believe that the claims from this proceeding are without merit and basis, we are vigorously defending this proceeding.

C. Organizational Structure

The following is an organizational chart setting forth the ownership of our company’s subsidiaries as of the date of this Annual Report:

Our Current Corporate Structure

D. Property, Plants and Equipment

Our company office space at (a) 1177 Avenue of the Americas, 5th Floor New York, NY 10036, (b) 1F, Building 1B, No. 58. Jianguo Road, Chaoyang District, Beijing, 100024, the PRC, and (c) No. 229.Yutai Road, Yuci District, Jinzhong City, Shanxi Province, 030600, the PRC. We believe that its office space is sufficient for its current purposes.

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

Correction of Prior Financial Information

Subsequent to the filling of Form 20F for the financial year ended June 30, 2018, management identified the following accounting errors:

1. As the fact of de-consolidation of subsidiaries Jinchen Agriculture and Dongsheng Guarantee, management reclassified the assets and liabilities of Jinchen Agriculture and Dongsheng Guarantee to the disposal groups held for sale. The balance of total assets and liabilities of the disposal groups held for sale as at 30 June, 2018 is $ 165,569,072 and $ 5,238,071 respectively. Management also reclassified the businesses of Jinchen Agriculture and Dongsheng Guarantee in the consolidated statements of operations and comprehensive income and cash flows statement for the year ended 30 June 2018 into the discontinued operation.

2. Management re-evaluate the collectability of the minimum lease payment according to some risks were identified after the 30 June, 2018. The provision of allowance of minimum lease payment was understated with amount of $ 406,441 for the year ended June 30, 2018 and the balance of the allowance of minimum lease receivable was overstated with amount of $ 399,451.

3. There was a total of $ 33,685 interest expense should be recorded in the year ended of 30 June, 2018. This error overstated the net profit before tax of $ 33,685 and understated the interest payable of $ 33,105 as at 30 June, 2018.

4. Income tax impact of the errors stated in 2 and 3 above totaled $ 39,142 which understate the net profit for the year ended June 30, 2018 and understated the income tax payable with amount of $ 61,394 as at June 30, 2018.

5. The Company understated deferred tax assets of $ 99,862 as at June 30, 2018.

6. The Company understated the balance of minimum lease payment receivable and deposit from leases recorded in other payable with total amount of $ 977,690.

7. The Company understated the interest income from financial leasing and overstated the income from agency business with amount of $ 466 for the year ended June 30, 2018.

Overview

Wins Finance, a Cayman Island holding company with business operations in China, is a leading and integrated lending solution provider mainly serving small-and-medium sized enterprises (SMEs) in Jinzhong City, Shanxi Province and Beijing, China. We are currently providing two financial products and one supplementary service:

•	Financial Guarantees: We act as a guarantor both to access and share credit risks and to facilitate financing arrangements between SMEs and banks; we will repay principal, interest and fees and expenses related to the guaranteed loan in the event that a customer default;
•	Financial Leasing (or Capital Leasing): We provide direct equipment leasing or purchase-leaseback services to SMEs, to satisfy SMEs’ cash flow needs;
•	Financing advisory: We structure suitable financing solutions for SME clients based upon their needs and qualifications, designed to help SMEs save on taxes, lower financing costs, and provide other benefits.

Our financial guarantee business was mainly conducted by Dongsheng Guarantee, which was incorporated on February 22, 2006 in Jinzhong City, Shanxi Province. It typically provides a one-year term of guarantee for customers’ loans and the guarantee scope typically covers the principal amount and interest. guarantee fee, which is calculated with reference to the principal amount, annual guarantee fee rate and the term of the guarantee, ranges from 2% to 4%. However, on June 9, 2020, the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiaryDongsheng Guarantee, and all the information and assets of those companies was frozen and can’t be obtained. Because of this, Jinchen Agriculture and Dongsheng Guarantee are no longer under our control and their operations have been seriously and adversely affected. We have not consolidated the financial results of Jinchen and Dongsheng with our results for 2019 due to our lack of control of these entities. The authorities have not explained to the us the reasons for the asset freeze and do not know when, or if, the freeze will be lifted.

Credit risks, including customer defaults from the guarantee business and impairment losses on the investment in financial leases, are inherent in our business. Our risk control system, based upon our “Trusted Business Circle” of core enterprises, has proved practical and efficient given the limitations in the current credit system in China. During these periods there were several financial leasing contracts outstanding. The impaired losses of our lease receivables were $81.6million and $3.5million for the years ended June 30, 2019 and 2018, respectively.

Our net revenue (excluding financial guarantee business), which consists primarily of direct financing lease interest income, financial advisory and lease agency income, was $(74.5) million for the year ended June 30, 2019, representing a decrease of $76.7million or 3,435%, from $2.2million for the year ended June 30, 2018. We note that the impairment allowance for the investment in financial leases that have affected our operating results are non-cash items and represent Management’s assessment of the default risk of itsfinance leasing customers. Interest on investment securities was $0.1million for the year ended June 30, 2019, representing a decrease of $3.8million or 97.3% from $ 3.9million for the year ended June 30, 2018.Net lossfrom continuing operation was $(58.2) million for the year ended June 30, 2019, representing a decrease of $59.4million, or 4,950%, from net profit from continuing operation$1.2million for the year ended June 30, 2018.

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture and Dongsheng Guarantee, the Company’s wholly owned subsidiaries. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and Dongsheng Guarantee. Our appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised us that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. Therefore, until the freeze is lifted (and wehave not been provided any guidance about when the freeze would be lifted), we will not be able to consolidate Jinchen Agriculture and Dongsheng Guarantee into our financial statements. The operations will be discontinued, so the net income from Jinchen Agriculture and Dongsheng Guarantee will be reported as Income from discontinued operations, $8.4 million and $8.9 million for the year ended June 30,2019 and 2018, respectively.

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

Our results of operations are also affected by the impairment allowance for the investment in financial leases which are a non-cash item and represent an assessment of the risk of future impairment losses. The amount of provisions or allowances has been recorded based on management’s assessment. We may increase or decrease the allowance for impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Any change in the loan losses would have an effect on our financial condition and results of operations.

We hold a significant amount ofinvestment securities in assets management products issued by banks and financial institutions, including government bonds, corporate bonds and central bank notes. The interest income on these assets highly depends on market interest rate in the market of investment products especially government bonds and corporate bonds, and the management ability of the asset management companies. Any changes on the market conditions will affect our interest income from those investments and then the financial results.

Results of Operations

Year Ended June 30, 2019 Compared to Year Ended June 30, 2018

	For the years ended June 30,		Changes
	2019	2018	$	%
Direct financing lease income		Restated
Direct financing lease interest income	$7,595,992	$5,697,957	$1,898,035	$33.31%
Interest expense for direct financing lease	(411,066)	(1,546,304)	1,135,238	(73.42%）
Business collaboration fee and commission expenses for leasing projects	(68,342)	(99,320)	30,978	(31.19%）
Provision for lease payment receivable	(81,585,960)	(3,514,961)	(78,070,999)	2,221.11%
Net direct financing lease interest income after provision for receivables	(74,469,376)	537,372	(75,006,748)	(13,958.07%）

Financial advisory and lease agency income	-	1,695,303	(1,695,303)	(100.00%）
Net revenue	(74,469,376)	2,232,675	(76,702,051)	(3,435.43%）

Non-interest income
Interest on investment securities-held to maturity	105,878	3,942,719	(3,836,841)	(97.31%）
Total non-interest income	105,878	3,942,719	(3,836,841)	(97.31%）

Non-interest expense
Business taxes and surcharge	(15,827)	(9,911)	(5,916)	59.69%
Salaries and employees charges	(542,628)	(540,312)	(2,316)	0.43%
Rental expenses	(102,859)	(175,549)	72,690	(41.41%）
Other operating expenses	(2,062,802)	(4,554,030)	2,491,228	(54.70%）
Total non-interest expense	(2,724,116)	(5,279,802)	2,555,686	(48.40%）

Income before taxes	(77,087,614)	895,592	(77,983,206)	(8,707.45%）

Income tax credit	18,900,720	322,038	18,578,682	(5,769.10%）
NET (LOSSES)/INCOME	(58,186,894)	1,217,630	(59,404,524)	(4,878.70%）

Income from discontinued operation	8,377,166	8,881,255	(504,089)	（5.68%）
Total Net (Losses) /Income	$(49,809,728)	$10,098,885	$(59,908,613)	$ （593.22%）

Net Revenue

Our net revenue consists of commissions and fees on our direct financing lease interest income and financial advisory and lease agency income. Net revenue decreased by $76.7 million, or 3,435.4% to $(74.5) million for the year ended June 30, 2019, compared to $2.2 million for the year ended June 30, 2018. The decrease was primarily attributable to the decrease of $75.0million in net direct financing lease interest income and $1.7 million in financial advisory and lease agency income. The decrease is mainly due to the worsening of China’s economy and strict macro-control of the Chinese government over financial policy, which leads to fewer financing opportunities for our main customers.

Net commissions and fees on financial guarantee services, net direct financing lease interest income, and financial advisory and lease agency income, for the year ended June 30, 2019 were nil, $(74.8) million and nil, respectively.

	For the years ended June 30,
	2019		2018(Restated)		Changes
	USD	Percentage of Revenue	USD	Percentage of Revenue	$	%
Net direct financing lease interest income	$(74,469,376)	100.0%	$537,372	24.0%	$(75,006,748)	(13,958.1)%
Financial advisory and agency income	-	-	1,695,303	76.0%	(1,695,303)	(100.0)%
Total	$(74,469,376)	100.0%	$2,232,675	100.0%	$(76,702,051)	(3,435.4)%

 Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income increased by $1.9 million, or 33.3%, to $7.6 million for the year ended June 30, 2019, compared to $5.7 million for the year ended June 30, 2018. The increase was primarily attributable to new contracts signed which aggregated $67.1 million.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases decreased by $1.1million, or 73.4%, to $0.4 million for the year ended June 30, 2019, compared to $1.5 million for the year ended June 30, 2018. The decrease was primarily attributable to the decrease in the average balance of outstanding loans from banks and other financial institutions.

Business collaboration fee and commission expenses for leasing projects

We pay fees and commissions on collaboration for leasing projects for services rendered during the transaction process. Such fee and commissions decreased by 31.2% for the year ended June 30, 2019, compared to the year ended June 30, 2018.

Provision for lease payment receivable

We accrue allowances for the impairment on our investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable increased by $78.1million, to $81.6million, for the year ended June 30, 2019, from $3.5million for the year ended June 30, 2018. The increase was primarily attributable toadjustment of China’s economic policy (strengthening financial risk controls and deleveraging), which has significantly impacted the financing capacity of SMEs and the economic recession in China, which led to the shortage of working capital and the increase in default risk of our SME customers. Jinshang Leasing made a specific allowance of $85.0million and $3.5million for the year ended June 30, 2019 and 2018, respectively, for customers individually evaluated for impairment. Jinshang Leasing also made a general allowance of $0.2 million and $0.8million for the years ended June 30, 2019 and 2018, respectively, for customers collectively evaluated for impairment. On grounds of prudence, if the client default, we will make allowance for all uncollected principal and interests (including the amount due and not due) as provision.

Net direct financing lease interest income after provision for receivables

Net direct financing lease interest income after provision for receivables decreased by $75.0 million, or 13,958.07%, to $(74.5) million for the year ended June 30, 2019, compared to $0.5 million for the year ended June 30, 2018.

Financial advisory and agency income

Financial advisory and lease agency income decreased by $1.7 million to nil for year ended June 30, 2019, from $1.7 million for the year ended in June 30, 2018.

Non-interest income

Interest on investment securities

Interest on investment securities decreased by $3.8million to $0.1 million for the year ended June 30, 2019, compared to $3.9million for the year ended June 30, 2018. The decrease was primarily attributable to the decrease of average balance of investment securities.

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, depreciation of equipment, lawyer's fees, professional fees, consultation fees and office supplies. Non-interest expenses decreased by $2.6million, or 48.4%, to $2.7million for the year ended June 30, 2019, compared to $5.3million for the year ended June 30, 2018. The decrease was primarily caused by a decrease in legal and professional fees from $2.3 million in the year ended June 30, 2018 to $0.4million in the year ended June 30, 2019.

Non-interest expenses - Other operating expenses

	For the years ended June 30,
	2019	2018
		Restated
Legal and professional fees	$483,336	$2,371,324
Audit fees	240,665	384,646
Impairment on investment securities	-	1,272,723
Depreciation	13,820	113,424
Settlement fee for class action	1,260,000	-
Others	64,981	411,913
Total	$2,062,802	$4,554,030

The decrease in other operating expenses was mainly caused by: (i) a decrease in legal and professional fees amounting $0.5 million and $2.5 million in the years ended June 30, 2019 and 2018, respectively, with the decrease in 2019due in part to a decline in legal fees incurred in connection with a Class Action litigation; (ii) an impairment loss of $1.3 million in the year ended June 30, 2019 on a promissory note (included in investment securities), plus accrued interest, which we purchased from a third party in January 2016 with a principal amount of $1.0 million, originally bearing interest at 12% per annum and due in January 2017. No such amount was recorded in the year ended June 30, 2018.

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

Income tax credit increased by $18.6 million to a tax credit of $18.9million, for the year ended June 30, 2019, compared to a tax credit of $0.3million for the year ended June 30, 2018. The increase was primarily attributable to the sharply increase of provision for lease payment receivable. For the years ended June 30, 2019 and 2018, losses before taxes excluding the interest on investment securities and offshore expenses was $78.5 million and $1.8million, respectively.

Net income from continuing operation

As a result of the above, net income from continuing operations decreased by $59.4 million, or 4,878.7%, to $(58.2) million for the year ended June 30, 2019, compared to $1.2 million for the year June 30, 2018.

Income from discontinued operation

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided us with any information. The legal counsel has advised us that we no longer have control of the assets or operations of Jinchen Agriculture. Therefore, until the freeze is lifted (and wehave not been provided any guidance about when the freeze will be lifted), we will not be able to consolidate Jinchen Agriculture into our financial statements, so we are accounting for the frozen assets and liabilities as discontinued operation. For the year ended June 30,2019 and 2018, income from discontinued operation was $8.4 million and $8.9 million. We have plans to dispose Jinchen Agriculture and Dongsheng Guarantee once we are able to do so when the freeze by the Bureau is lifted.

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

.

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

For the year ended June 30, 2019, there were 3 customers that accounted for 43%, 12% and 11% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2018, there were two customers that accounted for 15% and 14% of the Jinshang Leasing’s revenue, respectively.

As of June 30, 2019, two customers accounted for 45% and 12%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2018, five customers accounted for 20%, 20%, 13%, 13% and 12%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and all highly liquid investments with original maturities of three months or less that are unrestricted as to withdrawal and use.

Restricted Cash

Restricted cash represents cash pledged to banks by Wins Finance’s subsidiary Jinshang Leasing. The banks providing loans to the Company and to pledge a cash deposit of 10% of the loan amount to an time deposit account that is restricted from use. The deposit is released after the bank loan is paid off.

Investments securities – held to maturity

Investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year or three or five years are classified as investment securities – held to maturity ("HTM"). The Company’s asset management products are managed by banks and financial institutions and invested in fixed-income financial products that are permitted by the China Securities Regulatory Commission (“CSRC”), such as government bonds, corporate bonds and central bank notes. The investment portfolios of these products are not disclosed to the Company by the banks or financial institutions.

HTM securities are those securities in which the Company has the ability and intent to hold the security until maturity. HTM securities are recorded at amortized cost. Premiums and discounts on HTM securities are amortized or accreted over the life of the related HTM security as an adjustment to yield using the effective-interest method. There were no such premiums or discounts on HTM securities for any of the reporting periods presented herein.

A decline in the market value of any HTM securities below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing an estimate of cash flows expected to be collected. The Company regularly evaluates the potential for impairment of the HTM securities, in particular when conditions indicate a potential for impairment, but not less than annually. There was no impairment noted for any of the reporting periods presented herein.

Interest income from HTM securities is recognized when the Company’s right to receive payment is established. Accrued but unpaid interest income is recorded as interest receivable in the accompanying consolidated balance sheets.

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

Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there were no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

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

Financial advisory and agency income

Jinshang Leasing provide financing solutions to customers and receive advisory fees as compensation. The Company earns advisory fee income from a range of services it provides to its customers at a point in time. Revenue for those services is recognized when the transactions are completed.

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

Jinshang Leasing acts as a financing agency between other financial leasing companies that need capital and financial institutions that are willing to provide capital. Other financial leasing companies factor to Jinshang Leasing their right to collect capital lease receivables in order to obtain capital from Jinshang Leasing, and Jinshang Leasing factors to other financial institutions its right to collect debts from these financial leasing companies in order to finance entirely the capital that Jinshang Leasing provides to other financial leasing companies. All of these factoring transactions are structured with recourse rights to the assignor of the receivable. Specifically, the financial institutions bear the credit risk should the financial leasing companies fail to repay capital lease receivables. Financial agency income that Jinshang Leasing earns from factoring transactions is accrued monthly as net interest income and payments that Jinshang Leasing makes on factoring loans from financial institutions are accrued monthly as interest cost, in each case in accordance with the terms of the factoring loan contracts. Jinshang Leasing recorded net interest income of nil in each of the years ended June 30, 2019 and 2018 on these financing agency transactions.

Contract Balances

For the year ended June 30, 2019 and 2018, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2019 and 2018, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2019 and 2018, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

Property and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3% salvage value. The average estimated useful lives of property and equipment are discussed in Note 8in the financial statements.

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

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2019 and 2018.

Non-marketable equity investments

On August 28, 2018, a subsidiary of the Company entered into an agreement to acquire a 30% equity interest in HuiYue Finance Leasing (Ningbo) Co., Ltd. (“HuiYue”). HuiYue will be a joint venture between the Company, Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd) and ZhongtouJinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd). The Company was originally required to pay RMB 300 million ($43.7 million) for its 30% interest in HuiYue.

On October 26, 2018, the parties to the agreement entered into an amendment providing that the Company would acquire only a 15% equity interest in HuiYue (instead of the originally contemplated 30%) for RMB150 million ($21.8 million). Pursuant to the agreement, the Company was required to pay the capital within thirty years, from the date of change of HuiYue’s company registration. The first payment of RMB 20 million ($2.9 million) was made on October 30, 2018. HuiYue will focus on the financial leasing of equipment relating to port logistics, construction machinery, energy conservation and medicine in Ningbo, China. The Company believes that participating in this investment has the opportunity to boost the Company’s growth in the leasing sector by leveraging the local financial, governmental and client resources of the Company.

The Company elected to record its equity investments in this privately held company using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer, since the Company does not have significant influence over HuiYue and its investment in HuiYue is without readily determinable fair value. There was no observable price change for the year ended June 30, 2019.

Equity investments in HuiYue accounted for using the measurement alternative are subject to periodic impairment reviews. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

All gains and losses on non-marketable equity securities, realized and unrealized, are recognized in non-interest income (expenses). Dividend income is recognized when the right to receive the payment is established.

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

As of June 30, 2019 and 2018, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

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

	June 30, 2019	June 30, 2018
Balance sheet items, except for equity accounts	6.8680	6.6191

	For the years ended June 30
	2019	2018
Items in the statements of income and comprehensive income, and statements of cash flows	6.8221	6.5052

Interest expense

Interest expense arising from the loans providing funds for financial leasing contracts is classified as cost of revenue in the consolidated statements of income.

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

Operating leases

The Company leases its office premises under lease agreements that qualify as operating leases. The Company adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2019 using the modified retrospective method of adoption. The Company elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated.

Disposal groups (or non-current assets) held-for-sale and discontinued operations

Disposal groups (or non-current assets) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The disposal groups or the non- current assets (except for certain assets as explained below) are stated at the lower of carrying amount and fair value less costs to sell. Deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries and associates) and investment properties, which are classified as held for sale, would continue to be measured in accordance with the significant accounting policies set out elsewhere in Note 20.

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the group and which represent a separate major line of business or geographic area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as discontinued, a single amount is presented in the income statement, which comprises the post-tax profit or loss of the discontinued operation and the post-tax gain or loss recognized on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal groups constituting the discontinued operation.

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

The following summarizes the key components of our cash flowsfrom continuing operations for the years ended June 30, 2019 and 2018:

	For the years ended
	June 30,
	2019	2018
		Restated
Net cash (used in) provided by operating activities	$(37,713,446)	$6,687,904
Net cash provided by investing activities	48,386,950	25,669,861
Net cash used in financing activities	(17,200,372)	(20,578,208)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(6,536,360)	(1,351,788)
Net (decrease) increase in cash and cash equivalents and restricted cash	$(13,063,228)	$10,427,769

Net cash used in operating activities was approximately $37.7million for the year ended June 30, 2019, while net cash provided by operating activities was approximately $6.7million for the year ended June 30, 2018. The net cash used in operating activities for the year ended June 30, 2019 mainly consisted of $41.7million of cash used in minimum lease payment receivable. The net cash provided by operating activities for the year ended June 30, 2018 mainly consisted of $10.1million of cash provided by the net income of current year (excluding non-cash provision for guarantees, and lease payment receivables and impairment loss on investment securities totaled $4.8 million), offset by $12.0 million of cash used in interest receivable.

Net cash provided by investing activities was approximately $48.4 million for the year ended June 30, 2019, while net cash provided by investing activities was approximately $25.7 million for the year ended June 30, 2018. Net cash provided by investing activities for the year ended June 30, 2019 mainly consisted of $46.9 million of proceeds from maturities of investment securities and $4.4 million of withdrawal of pledged bank deposits offset by $2.9 million of deposits paid to banks for financial leasing services. Net cash provided by investing activities for the year ended June 30, 2018 mainly consisted of $36.4million of proceeds from maturities of investment securities, offset by $10.8 million of purchases of investment securities.

Net cash used in financing activities was approximately $17.2 million for the year ended June 30, 2019, while net cash used in financing activities was approximately $20.6 million for the year ended June 30, 2018.Net cash used in financing activities for the year ended June 30, 2019 and 2018 consisted of $17.2 million and $20.6 million to repay long term loans respectively.

Commitments and Contractual Obligations

The following table presents our material contractual obligations as of June 30, 2019 and 2018:

Contractual Obligations	Total as at June 30, 2019	Less than 1 year	1 – 3 years	3 – 5 years	5+ years
Bank loans for capital lease business–principal amount	$338,763	338,763	-	$-	$-
Other loans for capital lease business– principal amount	377,393	377,393	-	-	-
Due to a related party	464,000	464,000	-	-	-
Operating lease obligations	194,089	194,089		-	-
	$1,374,245	1,374,245		$-	$-

Contractual Obligations	Total as at June 30, 2018 (Restated)	Less than 1 year	1 – 3 years	3 – 5 years	5+ years
Bank loans for capital lease business–principal amount	$13,696,574	13,345,068	351,506	$-	$-
Other loans for capital lease business– principal amount	4,774,510	4,382,920	391,590	-	-
Due to a related party	464,000	464,000	-	-	-
	$18,935,084	18,191,988	743,096	$-	$-

Off-balance Sheet Arrangements

During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.4 million (RMB44 million)(included in Note 6- net investment in direct financing leases) and the third party provides the remaining financing of $61.2 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2019, the maximum guarantee issued by Jinshang Leasing was $67.3 million (RMB462 million).

Disposal groups (or non-current assets) held-for-sale and discontinued operations

Disposal groups (or non-current assets) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The disposal groups or the non-current assets (except for certain assets as explained below) are stated at the lower of carrying amount and fair value less costs to sell. Deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries and associates) and investment properties, which are classified as held for sale, would continue to be measured in accordance with the significant accounting policies set out elsewhere in Note 20.

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the group and which represent a separate major line of business or geographic area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as discontinued, a single amount is presented in the income statement, which comprises the post-tax profit or loss of the discontinued operation and the post-tax gain or loss recognized on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal groups constituting the discontinued operation.

Impact of Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605, Revenue Recognition. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. On July 1, 2018, we adopted ASC 606, applying the modified retrospective method to contracts that were not completed as of July 1, 2018. The adoption did not have a material impact on retained earnings as of July 1, 2018. Results for reporting periods beginning on or after July 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting under ASC 605. Additional disclosures have been made. Please see the Notes to Consolidated Financial Statements for details.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments- Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance will require modified retrospective application to all of our outstanding instruments beginning July 1, 2018, with a cumulative effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value will be applied prospectively. Additional disclosures have been made. Please see the Notes to Consolidated Financial Statements for details.

In November 2016, the FASB issued ASU No. 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash. This guidance requires that a statement of cash flows explain the changes during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The standard should be applied to each period presented using a retrospective transition method. The adoption of this standard resulted in our restricted cash being included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows.

Other accounting standards adopted beginning July 1, 2018 do not have a significant impact on the Company’s consolidated financial statements.

Impact of Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326) for recognition of credit losses on financial instruments, which is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 (i.e., January 1, 2020, for calendar year entities), with early adoption permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The guidance introduces a new credit reserving model known as the Current Expected Credit Loss (CECL) model, which is based on expected losses, and differs significantly from the incurred loss approach used today. The CECL model requires measurement of expected credit losses not only based on historical experience and current conditions, but also by including reasonable and supportable forecasts incorporating forward-looking information and will likely result in earlier recognition of credit reserves. We do not intend to adopt the new standard early and are currently evaluating the impact the new guidance will have on our financial position, results of operations and cash flows.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted. We are evaluating this ASU and have not yet determined the effect of this standard on its ongoing financial reporting.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, Fair Value Measurement. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. We are currently evaluating the impact of adopting this guidance.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities, which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. ASU 2018-17 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. We are currently evaluating the impact of adopting this guidance.

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

Name	Age	Position(s)
Renhui Mu	45	Chairman, Chief Executive Officer, Chief Operating Officer and Director
Yuchan Cheng	39	Chief Financial Officer
Xiaofeng Zhong (1)(2)(3)	41	Director
Jiyi Li (1)(2)(3)	47	Director
Weiqi Chen (1)(2)(3)	35	Director

(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating Committee

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

Yuchan Cheng has served as our Chief Financial Officer since August 2020. Ms. Yuchan Cheng served as finance director at Runfa Investment Group, a private investment company focuses on the energy industry, from April 2019 to June 2020. From May 2017 to January 2019, she served as finance Director at Beijing Tong Cheng Yi Long Network Technology Co. LTD, an internet finance company. Ms Cheng also served as finance director at OMEGA International Group, an U.S. privately owned company focusing on professional services (consulting, finance/accounting, legal) from August 2013 to March 2017. She served as finance manager at China National Software & Service Co, LTD from November 2008 to July 2013. Ms. Cheng is a certified Tax Agent and Senior Accountant. She got her Bachelor of Management from Beijing Jiaotong University.

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

Jiyi Li has served as an independent director for the Company since June 2020. Mr. Jiyi Li founded Beijing Microdouble Technology Ltd, an IT company focus on on-line children robot training, in 2018 and has served as its General Manager since then. Previously, Mr. Li served as investment partner at Shengjing Wanglian Technology LLC, a funding company equity invested into SMEs, from August 2015 to January 2018. From October 2012 to August 2015, Mr. Li served as co-founder at Beijing Yunzheng IT Ltd, an on-line finance company. From September 2011 to October 2012, Mr. Li served as secretary of the board and managing partner at Shengjing Wanglian Technology LLC. From February 2008 to September 2011 he served as secretary of the board at Beijing Sumavision Technology LLC. Mr. Li is a licensed attorney. He got his Master of civil law and commercial law from Tsinghua University.

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

The aggregate compensation paid and other payments expensed by us to our directors and executive officers with respect to the year ended June 30, 2019and 2018was $89,708 and $109,021 respectively. This amount includes approximately $14,951 and $10,177 for the year ended June 30, 2019 and 2018 respectively, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

Employment Agreements with Executive Officers

We have entered into a written employment agreement with Renhui Mu and Yuchan Cheng. These agreements contain provisions customary for a company in our industry regarding non-competition and confidentiality of information, but do not provide for a minimum term of employment. The enforceability of covenants not to compete in China and the United States may be subject to limitations.

Our agreement with each of Mr. Mu and Ms. Cheng does not provide for benefits upon the termination of employment with us, other than payment of salary and benefits during the required notice period for termination of the agreement.

C.	Board Practices

Board of Directors

Independence of Directors

As a result of our ordinary shares being listed on Nasdaq we adhere to the rules of Nasdaq in determining whether a director is independent. The Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, our board of directors has determined that Xiaofeng Zhong, Jiyi Li and Weiqi Chen are independent directors of our company. Our independent directors have regularly scheduled meetings at which only independent directors are present.

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

Given the small size of the Board of Directors, we do not believe that Mr. Mu’s combined role of Chief Executive Officer and Chairman impact the independent oversight of our majority independent board

Meetings and Committees of the Board of Directors

Audit Committee Information

The audit committee of our board of directors is comprised of Xiaofeng Zhong, Jiyi Li and Weiqi Chen. Xiaofeng Zhong serves as the chairman of the audit committee. Each of the members of the audit committee is independent under the applicable Nasdaq listing standards. The purposes of the audit committee, as specified in our Audit Committee Charter, include, but are not limited to:

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

Nominating Committee Information

The nominating committee of our board of directors is comprised of Xiaofeng Zhong, Jiyi Li and Weiqi Chen. Each of the members of the nominating committee is independent under the applicable Nasdaq listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

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

Compensation Committee Information

The compensation committee of our board of directors is comprised of Xiaofeng Zhong, Jiyi Li and Weiqi Chen. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

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

D. Employees

As of June 30, 2019, we had 24 full-time employees. We recruit personnel from the open market and enter into employment contracts with employees. We offer competitive remuneration packages to employees, including salaries and bonuses to qualified employees. We provide staff training on a regular basis to enhance employees’ knowledge of financial products in the market and the applicable laws and regulations in relation to the industry in which we operate.

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

As a result of the termination of such options and the automatic termination of options upon the previously announced departures of executive officers and directors of the Company, as of June 30, 2019, the Company did not have any options outstanding.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2020by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 19,837,642 ordinary shares outstanding as of September 30, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of September 30, 2020 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

As of September 30, 2020, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 352 holders of record. Such holders of record held, as of that date, 98.8% of our outstanding ordinary shares, the vast majority of which are held outside the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 1.2% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

	Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owner (1)	Number		Percent (2)
5% or Greater Shareholders (other than directors and executive officers)
Peilin Zhao	1,009,000	(3)	5.1%
Great Finance Holdings Limited	1,100,000	(4)	5.5%
Spectacular Bid Limited	13,440,000	(5)	67.7%
Cosmic Expert Ltd.	1,620,000	(6)	8.2%
Directors and Executive Officers
Renhui Mu	110		*
Junfeng Zhao	840,000	(7)	4.2%
Yuchan Cheng	-		*
XiaofengZhong	-		*
Jiyi Li	-		*
Weiqi Chen	-		*
All director and executive officers as a group (5 persons)	840,110		4.2%

*Less than 1% of our ordinary shares.

(1)	Unless otherwise indicated the business address for the above individuals and entities is c/o Wins Finance Holdings Inc., 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024.

(2)	The percentage of beneficial ownership is calculated based on 19,837,642 outstanding ordinary shares, as of September 30, 2020.

(3)	Peilin Zhao’s business address is Room 2705-10, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong.

(4)	Represents shares held by Jing Zhao and Great Finance Holdings Limited, of which Ms. Zhao controls and therefore has voting and disposition power over such shares. The foregoing is based on a Schedule 13D/A filed October 16, 2015.

(5)	Freeman FinTech Corporation Limited controls Spectacular Bid Limited. Freeman FinTech Corporation Limited is a publicly traded company on the Hong Kong Stock Exchange.

(6)	Represents shares held by Cosmic Expert Ltd, which Wenyu Li controls. As such, she has voting and dispositive power over such shares.

(7)	Represents shares held by Glowing Assets Holdings Ltd, of which Mr. Zhao is the sole officer and director and as such controls the voting and disposition of such shares.

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

Other than the executive and director compensation arrangements and the indemnification agreements and arrangements with respect to directors and officers discussed in Item 6“Directors, Senior Management and Employees,” we have not entered into any transactions since July 1, 2017 to which we have been or are a party to and in which any of our directors, executive officers or holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

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

As a result of a private mediation conducted in November 2018, the Company agreed in principle to settle the class action, on behalf of all remaining defendants. The full terms of that settlement remain confidential (but include certain contingencies concerning shareholder participation in the settlement and required court approvals). The court granted preliminary approval of the settlement by order entered on March 4, 2019. Given that the Company has not yet received the necessary approvals from Chinese regulators as to the transfer of the settlement funds from China to the United States, the Court entered an Order dated August 11, 2020 setting a final settlement approval hearing for March 22, 2021.

On July 24, 2020, Samuel Kamau filed a shareholder class action complaint in the District Court for the Central District of California seeking unspecified monetary damages for alleged violations of the United States Securities Exchange Act of 1934 during the period from October 31, 2018 to July 6, 2020 against Wins Finance Holdings Inc., Renhui Mu, and Junfeng Zhao (entitled Kamau v. Wins Finance Holdings, Inc., et al.; C.D. Cal. Case No. 2:20-cv-06656). Plaintiff’s initial complaint alleges, among other things, that Defendants purportedly violated the securities laws by failing to disclose that the repayment of a RMB 580 million “loan” to Guohong Asset Management Co., Ltd. was “highly uncertain,” and that the resignation of the Company’s former independent auditor was “foreseeably likely” given the non-payment of the foregoing loan as well as alleged material weaknesses in the Company’s control over financial reporting.

The Amended Complaint does not specifically allege the damages purportedly suffered by the class, and we are not yet able to provide a reliable estimate of any such damage claim. We believe that the claims from this proceeding are without merit and basis, we are vigorously defending this proceeding.

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

B.  Significant Changes

Wins Finance Holdings Inc. (the “Company”) recently learned that, on June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture”), the Company’s wholly owned subsidiary. Pursuant to this action, the Bureau froze the assets of Shanxi Jinchen and its subsidiary, Dongsheng Guarantee. The Company’s appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Shanxi Jinchen and Dongsheng Guarantee. Therefore, until the freeze is lifted (and the Company has not been provided any guidance about when the freeze would be lifted), the Company will not be able to consolidate Shanxi Jinchen and Dongsheng Guarantee into its financial statements.

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

Subject to the provisions of the Companies Act, the Company’s Amended and Restated Memorandum and Articles of Association and to any directions given by Special Resolution (as defined in the Companies Act), the business of the Company shall be managed by the Board of Directors who may exercise all the powers of the Company. A duly convened meeting of the Board of Directors at which a quorum is present may exercise all powers exercisable by the Board of Directors. The Company’s Amended and Restated Memorandum and Articles of Association provide that all cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Board of Directors shall determine by resolution. The Board of Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any other salaried office or place of profit with the Company or to his widow or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance. The Board of Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

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

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2019, we believe that we are not a PFIC for such year. However, because we have not completed our analysis as to our PFIC status for the 2020 fiscal year, there can be no assurance in respect to our PFIC status for such taxable year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on borrowings and income generated by finance lease receivables, excess cash, which is mostly held in interest-bearing bank deposits and investment securities. We have not used derivative financial instruments in our investment portfolio and to manager our interest rate exposure. Interest earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest expense and income may fall short of expectations due to changes in market interest rates.

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

Foreign Exchange Risk

The value of the RMB against the U.S. dollar and other currencies is affected by, among others, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of RMB into foreign currencies, including U.S. dollars, is based on exchange rates set by the People’s Bank of China. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, RMB is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. This depreciation halted in 2017, and the RMB appreciated approximately 7% against the U.S. dollar during this one-year period. Since February 2018, the RMB has depreciated significantly, over 8% against the U.S. dollar. With the development of the foreign exchange market and progress towards interest rate liberalization and RMB internationalization, the PRC government may in the future announce further changes to the exchange rate system, and we cannot assure you that the RMB will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Significant revaluation of the RMB may have a material and adverse effect on your investment. To the extent that we need to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares, strategic acquisitions or investments or other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as of June 30, 2019. Based on that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of June 30, 2019were not effective due to the material weaknesses in our internal control over financial reporting described below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over the financial reporting as of June 30, 2019, using criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of June 30, 2019due to the following material weaknesses:

•	lack of sufficient accounting personnel qualified in US GAAP and SEC reporting; and

•	insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements.

We plan to take steps to remediate the material weaknesses in our internal control over financial reporting as soon as practicable by:

•	hiring additional internal staff familiar with US GAAP and SEC reporting.In the past couple of years, we have made offers to hire accounting personnel familiar with US GAAP and SEC reporting experience, but has as of yet been unable to hire a suitable candidate. We now plan to hire a professional recruitment agency to assist us in the identification and selection of appropriate candidates.

•	Enhance staff awareness of laws and regulations by conducting more trainings.

•	hiring sufficient staff to adequately segregate responsibilities and insure timely preparation of financial statements; and providing training to our accounting personnel on US GAAP, SEC reporting and other regulatory requirements regarding the preparation of financial statements.In July 2018 and July 2017, our financial personnel attended US GAAP and SEC reporting training sessions organized by an international accounting firm. We plan to hold similar US GAAP and SEC reporting training on a regular basis.

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

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended June 30, 2019to contain a material misstatement.

Our independent registered public accounting firm, Audit Alliance LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of June 30, 2019.

(d) Changes in internal control over financial reporting

Except as disclosed above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2019that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

	2019	2018
Audit Fees(1)	$240,665	$384,646
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Total	$240,665	$384,646

(1)

The audit fees of $240,665and $384,646 for the years ended June 30, 2019 and 2018 were billed by Centurion ZD CPA & Co., our former independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements.

(2)	There were no audit-related fees for the year ended June 30, 2019 and 2018.

(3)	There were no tax fees for the years ended June 30, 2019 and 2018.

The business address of Centurion ZD CPA & Co. is Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

The business address of Audit Alliance.is20 Maxwell Road, #11-09, Maxwell House, Singapore 069113.

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

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

On June 30, 2020, Wins Finance Holdings Inc. (the “Company”) received a letter from Centurion ZD CPA & Co. (“CZD”) pursuant to which CZD resigned as the Company’s independent registered public accounting firm.

CZD’s reports on the financial statements of the Company for the fiscal years ended June 30, 2017 and 2018 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. CZD expressed an adverse opinion on the Company's internal control over financial reporting as of June 30, 2017 and 2018 because of material weaknesses.

During the Company's fiscal years ended June 30, 2017 and 2018 and through June 30, 2020, there were no disagreements with CZD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to CZD’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such period.

During the Company’s years ended June 30, 2017 and 2018 and through June 30, 2020, except with respect to the material weaknesses described below, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F. The following material weaknesses have been identified and included in management's assessment: lack of sufficient accounting personnel qualified in US GAAP, and SEC reporting; and insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements.

The Company has provided CZD with a copy of the foregoing disclosures and has requested that CZD review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. A copy of such letter was filed as Exhibit 99.1 to the Company’s Current Report on Form 6-k filed with the SEC on July 6, 2020.

On July 17, 2020, Wins Finance Holdings Inc. (the “Company”) engaged Audit Alliance LLP (“AA”) as its principal accountant. During the years ended June 30, 2019 and 2018 and through July 17, 2020, neither the Company nor anyone on its behalf consulted AA regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that AA concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

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

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F-40, as set forth in the following index, are hereby incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

ITEM 19. EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association of the Company (incorporated by reference from Annex C-4 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
1.2	Certificate of Incorporation on Change of Name of the registrant (incorporated by reference from Annex C-1 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
2.1	Form of the Company’s Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
2.2	Agreement and Plan of Reorganization, dated as of April 24, 2015 and amended on May 5, 2015, by and among Sino Mercury Acquisition Corp (“Sino”), Wins Finance Holdings Inc., Wins Finance Group Ltd. (“WFG”) and the shareholders of WFG (incorporated by reference from Annex A to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
4.1	Amended and Restated Registration Rights Agreement dated as of October 27, 2015 among the Company, the initial stockholders of Sino and the shareholders of WFG (incorporated by reference to Exhibit 10.8 to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 11, 2015.

4.2	Securities Escrow Agreement dated as of August 26, 2014, as amended on June 21, 2016 by and among the Company and the initial stockholders of Sino (incorporated by reference to Exhibit 10.3 of Sino Mercury Acquisition Corp.’s Form S-1/A filed on July 18, 2014).
4.3	Escrow Agreement dated as of October 27, 2016 among Wins Finance Holdings Inc., the Representative (as described in the Agreement and Plan of Reorganization) and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex F to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of Sino’s Form 8-K filed on April 27, 2015).
4.5	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and Bank of China, Shouzhou Branch (incorporated by reference to Exhibit 10.9 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.6	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and China Citic Bank (incorporated by reference to Exhibit 10.10 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.7	Tenancy Agreement between Jinshang International Financial Leasing Co., Ltd. and Beijing Dong Sheng International Culture Industry Development Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.8	Tenancy Agreement between Shanxi Dongsheng Financial Guarantee Co., Ltd. and Shanxi Province YuciWangcheng Enterprises Limited (incorporated by reference to Exhibit 10.12 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.9	2015 Long Term Incentive Equity Plan (incorporated by reference to Annex D to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.10	Summary Purchase-and-Lease-Back Agreement dated December 23, 2015 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.(incorporated by reference to Exhibit 4.10 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)
4.11	Summary Purchase-and-Lease-Back Agreement dated April 23, 2016 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd.(incorporated by reference to Exhibit 4.11 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)
4.12	Equity Adjustment Agreement with Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd.) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd.) dated August 28, 2018(incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on _October 31, 2018)
4.13	Amendment to Equity Adjustment Agreement with Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd.) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd.) dated October 26, 2018(incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on _October 31, 2018)
8.1	List of Subsidiaries of the Company(incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on _October 31, 2018)
12.1	Certification of Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Letter from Centurion ZD CPA & Co., dated July 6, 2020 (incorporated by reference to Exhibit 99.1 to the CurrentReport on Form 20-F filed on July 6, 2020)
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WINS FINANCE HOLDINGS INC.

Date: October 1, 2020	By:	/s/
	Name:	Renhui Mu
	Title:	Chief Executive Officer and Chief Operating Officer (Principal Executive Officer)

	By:	/s/
	Name:	Yuchan Cheng
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM

Opinion on the financial statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Wins Finance Holdings Inc. and subsidiaries (collectively, the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ equity and cash flows for each of the two years ended June 30, 2019 and 2018, and the related notes (collectively referred to as the “financial statements”). Except for the matter highlighted in the Basis for qualified opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the two years ended June 30, 2019 and 2018, in conformity with U.S. generally accepted accounting principles.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2019 and 2018 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Basis for qualified opinion

Loss of control over subsidiaries

As disclosed in Note 1 to the financial statements, the board of directors are of the view that the Company has lost its ability to control its subsidiaries and has not had control of its subsidiaries since June 9, 2020. The subsidiaries are namely Shanxi Jincheng Agriculture Co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd (collectively “subsidiaries without control”). We were unable to carry out any audit procedures or to obtain information we considered necessary during our audit of the financial statements of the subsidiaries without control stated on the face of the balance sheet of the Company classified as disposal group. Therefore, we could not determine the effect of adjustments, if any, on the financial position of Company as at June 30 2019 and 2018 or on its financial performance and cash flows for the year then ended.

We also did not receive disclosure from management of subsidiaries without control regarding the results of their assessment of the risk that the financial statements may be materially misstated as a result of fraud. Accordingly, we could not obtain assurance over the completeness of any allegations of fraud, or suspected fraud, affecting the Company’s financial statements as communicated by employees, former employees, analysts, regulators or others. Management of subsidiaries without control is unable to acknowledge their responsibilities for the design, implementation and maintenance of accounting and internal control systems that are designed to prevent and detect fraud and error, the objectives of which are to provide us with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed as authorized.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our qualified opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2018.

Singapore

October 1, 2020

WINS FINANCE HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	June 30, 2019	June 30, 2018
		Restated
ASSETS
Cash	$70,312	$13,133,540
Restricted cash (Note 4)	-	4,532,372
Investment securities-held to maturity (Note 5)	-	48,345,306
Net investment in direct financing leases (Note 6)	30,011,279	72,223,956
Interest receivable	-	4,425,363
Operating lease, right-of-use asset (Note 7)	163,041	-
Property and equipment, net (Note 8)	48,131	92,199
Deferred tax assets, net (Note 17)	20,836,408	949,511
Other assets (Note 9)	2,106,321	631,943
Non-marketable investment (Note 3<k>)	2,912,040	-
Assets of disposal group classified as held for sale	171,954,262	165,569,072
TOTAL ASSETS	$228,101,794	$309,903,262

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business (Note 10)	$338,763	$13,696,574
Other loans for capital lease business (Note 10)	377,393	4,774,510
Interest payable	21,494	156,501
Income tax payable (Note 17)	1,202,674	85,481
Deposits from direct financing leases	5,406,497	10,142,244
Operating lease liability-current	57,990	-
Other liabilities (Note 11)	2,552,085	1,461,934
Due to related party (Note 18)	464,000	464,000
Operating lease liability-non-current (Note 7)	194,089	-
Liabilities of disposal group classified as held for sale (Note 20)	3,036,447	5,238,071
Total Liabilities	$13,651,432	36,019,315

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2019 and 2018) (Note 13)	$1,984	1,984
Additional paid-in capital	211,934,432	211,934,432
Statutory reserve (Note14)	4,687,085	4,687,085
Retained earnings	21,560,152	71,369,880
Accumulated other comprehensive loss	(23,733,291)	(14,109,434)
Total Stockholders’ Equity	214,450,362	273,883,947
TOTAL LIABILITIES AND EQUITY	$228,101,794	$309,903,262

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended June 30,
	2019	2018
Direct financing lease income		Restated
Direct financing lease interest income	$7,595,992	$5,697,957
Interest expense for direct financing lease	(411,066)	(1,546,304)
Business collaboration fee and commission expenses for leasingprojects	(68,342)	(99,320)
Provision for lease payment receivable	(81,585,960)	(3,514,961)
Net direct financing lease interest income after provision for receivables	$(74,469,376)	$537,372

Financial advisory and lease agency income	-	1,695,303
Net revenue	$(74,469,376)	$2,232,675

Non-interest income
Interest on investment securities-held to maturity	105,878	3,942,719
Total non-interest income	$105,878	$3,942,719

Non-interest expense
Business taxes and surcharges	(15,827)	(9,911)
Salaries and employee charges	(542,628)	(540,312)
Rental expenses (Note 7)	(102,859)	(175,549)
Other operating expenses	(2,062,802)	(4,554,030)
Total non-interest expense	$(2,724,116)	$(5,279,802)

Income before taxes	(77,087,614)	895,592

Income tax credit (Note 17)	18,900,720	322,038

NET (LOSSES)/INCOME	$(58,186,894)	$1,217,630

Income from discontinued operation	$8,377,166	8,881,255

Total Net (Losses)/Income	(49,809,728)	10,098,885

Other comprehensive income (loss)
Foreign currency translation adjustment	(9,623,857)	5,977,187
COMPREHENSIVE (LOSS)/INCOME	$(59,433,585)	$16,076,072

Weighted-average ordinary shares outstanding(Note 16)
Basic	19,837,642	19,837,642
Diluted	19,837,642	19,837,642

Earnings per share (Note 16)
Basic	$(2.51)	$0.51
Diluted	$(2.51)	$0.51
From continuing operation	$(2.93)	$0.06
From discontinued operation	$0.42	$0.45

See notes to the consolidated financial statements

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

 (In US dollars, except share data)

	Common Stock		Additional	Accumulated Other Comprehensive	Statutory	Retained	Total Stockholders’
	Shares	Amount	Paid-in Capital	(Loss) Income	Reserve	Earnings	Equity
Balance as of June 30, 2017	19,837,642	$1,984	$211,934,432	$(20,086,621)	$3,530,458	$62,427,622	$257,807,875
Statutory reserve	-	-	-	-	1,156,627	(1,156,627)	-
Net income	-	-	-	-		10,098,885	10,098,885
Foreign currency translation adjustment	-	-	-	5,977,187	-	-	5,977,187
Balance as of June 30, 2018(Restated)	19,837,642	$1,984	$211,934,432	$(14,109,434)	$4,687,085	$71,369,880	$273,883,947
Statutory reserve	-	-	-	-	-	-	-
Net income	-	-	-	-	-	(49,809,728)	(49,809,728)
Foreign currency translation adjustment	-	-	-	(9,623,857)	-	-	(9,623,857)
Balance as of June 30, 2019	19,837,642	$1,984	$211,934,432	$(23,733,291)	$4,687,085	$21,560,152	$214,450,362

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended June 30,
	2019	2018
		Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Continuing Operation
Net income/(losses)	$(58,186,894)	1,217,630
Depreciation	41,000	164,269
Impairment loss on investment securities	-	1,272,723
Provision for lease payment receivables	81,585,960	3,514,961
Deferred tax (benefit)	(20,055,500)	(625,302)
Changes in assets and liabilities:
Net investment in direct financing leases	(41,724,936)	2,931,168
Interest receivable	4,293,657	(1,392,863)
Other assets	473,025	150,871
Lease receivable in lease agency transaction	(1,930,374)	-
Interest payable	(130,205)	(72,582)
Income tax payable	1,127,838	(178,791)
Deposits from direct financing leases	(4,397,481)	(1,983,386)
Other liabilities	1,190,464	1,689,206
Net Cash Provided by (Used in) Operating Activities from Discontinued Operation	(229,263)	(181,265)
Net Cash Provided by (Used in) Operating Activities	(37,942,709)	6,506,639

CASH FLOWS FROM INVESTING ACTIVITIES
Continuing Operation
Purchase of investments securities	-	(10,760,608)
Proceeds from maturities of investments securities	46,906,465	36,432,344
Deposits paid to banks for financial leasing services	(2,916,996)	-
Withdrawal of pledged bank deposits	4,397,481	-
Purchase of property, plant and equipment		(1,875)
Net Cash Provided by (Used in) Investing Activities from Discontinued Operation	(3,266,588)	(10,485,863)
Net Cash Provided by (Used in) Investing Activities	45,120,362	15,183,998

CASH FLOWS FROM FINANCING ACTIVITIES		-
Continuing Operation
Repayment of loans	(17,200,372)	(20,578,208)
Net Cash Provided by (Used in) Financing Activities from Discontinued Operation	-	-
Net Cash (Used in) Provided by Financing Activities	(17,200,372)	(20,578,208)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM CONTINUING OPERATION	(6,536,360)	(1,351,788)
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM DISCONTINUED OPERATION	5,907,827	1,734,169

NET INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATION	(13,063,228)	10,427,769
NET INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION	2,411,976	(8,932,959)
Cash and cash equivalents at beginning of year	13,133,540	2,705,771
Cash and cash equivalents at beginning of year-disposal groups	5,363,552	14,296,511
Cash and cash equivalents at end of year	$70,312	13,133,540
Cash and cash equivalents at end of year-disposal groups	7,775,528	5,363,552

SUPPLEMENTAL CASH FLOW INFORMATION:
Continuing Operation
Cash paid for income taxes	$26,942	482,055
Cash paid for interest expense	$443,186	1,512,691
Discontinued Operation
Cash paid for income taxes	256,613	436,020
Cash paid for interest expense	-	-

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

NOTE 1 - ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS

The accompanying consolidated financial statements include the financial statements of Wins Finance Holdings Inc. (“Wins Finance”) and its subsidiaries, Wins Holdings LLC (“WHL”), Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture) and Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”). Wins Finance and its subsidiaries are collectively referred to as the "Company".

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

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

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

On June 9, 2020, the Changzhi Public Security Bureau ( the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to the action, the Bureau froze the assets of Jincheng Agriculture and its subsidiaries. Up to the date of the report, the Company’s management was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised that the Company no longer has control of the assets or operations of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Therefore, until the freeze is lifted, the Company will not be able to consolidate Shanxi Jinchen and its subsidiary Dongsheng Guarantee into its financial statements. The Company’s other business are unaffected by the freeze and continue to operate normally.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

As at June 30, 2019 and the date of approval of the consolidated financial statements, the Company had the following wholly-owned subsidiaries:

Place and date of
Name of entity	establishment	Registered capital	Principal activities
Wins Finance Group Limited(“WFG”)	British Virgin Islands July 27, 2014		A holding company 100% owned by Wins Finance

Full Shine Capital Resources Limited (“Full Shine”)	Hong Kong August 01, 2013	HKD 1.00	A holding company 100% owned by WFG

Jinshang International Financial Leasing Co.,Ltd(“Jingshang Leasing”)	PRC May 18, 2009	USD 180,000,000.00	A company providing financial leasing services and 100% owned by Full shine

Shanxi Jinchen Agriculture Co.,Ltd (“Jinchen Agriculture”)	PRC February 29, 2012 Lost control from June 09, 2020	RMB 350,000,000.00	Did not conduct any business activities and 100% owned by Jinshang Leasing

Shanxi Dongsheng Finance Guarantee (“Dongsheng Guarantee”)	PRC February 20,2006 Lost control from June 09,2020	RMB 300,000,000.00	A company providing financial Guarantee services and 100% owned by Jinchen Agriculture

GOING CONCERN AND MANAGEMENT’S PLANS

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred losses for the years ended June 30, 2019 of approximately USD 49.81 million from continuing operation and used net cash in operating activities in 2019 of approximately RMB 37.71 million from continuing operation. The Company has funded these losses primarily through cash generated from operations over the years. The Company expects revenue in the year ended June 30 2020 to decrease 16% as compared with the year ended June 30 2019 due to the adverse impact of the COVID-19outbreak on the Company's financial leasing business. Besides, because of the COVID-19 outbreak, the lessee’s ability to repay the rental expense was affected and the Company had made specific allowance for the lease payment with amount to USD 85,023,066 as of June 30 2019 based on the specific risk of collectability of the lessee was identified.

As of June 30, 2019, the Company’s cash balances totaled USD 70,312. The Company has taken an intensive review of operations and expenditures, including selling, distribution and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company's existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from June 30, 2019. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

NOTE 2 - CHANGE IN ACCOUNTING POLICY

The Company has determined its previously issued audited consolidated financial statements for the two years ended June 30, 2018 contained an error with respect to ASC 320, Investments - Debt and Equity Securities. Specifically, investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year to five years should be accounted for as held-to-maturity and recorded at amortized cost, as the Company had the positive intent and ability, at acquisition, to hold each security to maturity. Such correction of error and change in accounting policy had no impact on the carrying amount of these investments as of June 30, 2018, and it had no effect on the Company’s consolidated balance sheet as of June 30, 2018, the Company’s net income, the consolidated statements of income and comprehensive income, or the consolidated statements of cash flows for the two years ended June 30, 2018, except that the description of these investments are changed from “short-term investments” to “investment securities”.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

For the year ended June 30, 2019, there were 3 customers that accounted for 43%, 12% and 11% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2018, there were two customers that accounted for 15%and 14% of the Jinshang Leasing’s revenue, respectively.

As of June 30, 2019, two customers accounted for 45% and 12%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2018, five customers accounted for 20%, 20%, 13%, 13% and 12%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

(d)	Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and all highly liquid investments with original maturities of three months or less that are unrestricted as to withdrawal and use.

(e)	Restricted Cash

Restricted cash represents cash pledged to banks by Wins Finance’s subsidiary Jinshang Leasing. The banks providing loans to the Company and to pledge a cash deposit of 10% of the loan amount to an time deposit account that is restricted from use. The deposit is released after the bank loan is paid off.

(f)	Investments securities – held to maturity

Investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year or three or five years are classified as investment securities – held to maturity ("HTM"). The Company’s asset management products are managed by banks and financial institutions and invested in fixed-income financial products that are permitted by the China Securities Regulatory Commission (“CSRC”), such as government bonds, corporate bonds and central bank notes. The investment portfolios of these products are not disclosed to the Company by the banks or financial institutions.

HTM securities are those securities in which the Company has the ability and intent to hold the security until maturity. HTM securities are recorded at amortized cost. Premiums and discounts on HTM securities are amortized or accreted over the life of the related HTM security as an adjustment to yield using the effective-interest method. There were no such premiums or discounts on HTM securities for any of the reporting periods presented herein.

A decline in the market value of any HTM securities below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing an estimate of cash flows expected to be collected. The Company regularly evaluates the potential for impairment of the HTM securities, in particular when conditions indicate a potential for impairment, but not less than annually. There was no impairment noted for any of the reporting periods presented herein.

Interest income from HTM securities is recognized when the Company’s right to receive payment is established. Accrued but unpaid interest income is recorded as interest receivable in the accompanying consolidated balance sheets.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

(g)	Net investment in direct financing leases

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

(h)	Revenue recognition

The Company adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”) on January 1, 2018, using the modified retrospective approach. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied.

The Company has assessed the impact of the guidance by reviewing its existing customer contracts and current accounting policies and practices to identify differences that will result from applying the new requirements, including the evaluation of its performance obligations, transaction price, customer payments, transfer of control and principal versus agent considerations. Based on the assessment, the Company concluded that there was no change to the timing and pattern of revenue recognition for its current revenue streams in scope of ASC 606 and therefore there were no material changes to the Company’s consolidated financial statements upon adoption of ASC 606.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

Financial advisory and agency income

Jinshang Leasing provide financing solutions to customers and receive advisory fees as compensation. The Company earns advisory fee income from a range of services it provides to its customers at a point in time. Revenue for those services is recognized when the transactions are completed.

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

Jinshang Leasing acts as a financing agency between other financial leasing companies that need capital and financial institutions that are willing to provide capital. Other financial leasing companies factor to Jinshang Leasing their right to collect capital lease receivables in order to obtain capital from Jinshang Leasing, and Jinshang Leasing factors to other financial institutions its right to collect debts from these financial leasing companies in order to finance entirely the capital that Jinshang Leasing provides to other financial leasing companies. All of these factoring transactions are structured with recourse rights to the assignor of the receivable. Specifically, the financial institutions bear the credit risk should the financial leasing companies fail to repay capital lease receivables. Financial agency income that Jinshang Leasing earns from factoring transactions is accrued monthly as net interest income and payments that Jinshang Leasing makes on factoring loans from financial institutions are accrued monthly as interest cost, in each case in accordance with the terms of the factoring loan contracts. Jinshang Leasing recorded net interest income of nil in each of the years ended June 30, 2019 and 2018 on these financing agency transactions.

Contract Balances

For the year ended June 30, 2019 and 2018, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2019 and 2018, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2019 and 2018, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

(i)	Property and equipment, net

Plant and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3%salvage value. The average estimated useful lives of property and equipment are discussed in Note 8.

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the corresponding accounts and includes any gain or loss in the statements of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and improvements of equipment are capitalized.

(j)	Impairment of long-lived assets

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

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2019 and 2018.

 WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

(k)	Non-marketable equity investments

On August 28, 2018, a subsidiary of the Company entered into an agreement to acquire a 30% equity interest in Hui Yue Finance Leasing (Ningbo) Co., Ltd. (“Hui Yue”). Hui Yue will be a joint venture between the Company, Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd). The Company was originally required to pay RMB 300 million ($43.7 million) for its 30% interest in Hui Yue.

On October 26, 2018, the parties to the agreement entered into an amendment providing that the Company would acquire only a 15% equity interest in Hui Yue (instead of the originally contemplated 30%) for RMB150 million($21.8 million). Pursuant to the agreement, the Company was required to pay the capital within thirty years, from the date of change of Hui Yue’s company registration. The first payment of RMB 20 million ($2.9 million) was made on October 30, 2018. Hui Yue will focus on the financial leasing of equipment relating to port logistics, construction machinery, energy conservation and medicine in Ningbo, China. The Company believes that participating in this investment has the opportunity to boost the Company’s growth in the leasing sector by leveraging the local financial, governmental and client resources of the Company.

The Company elected to record its equity investments in this privately held company using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer, since the Company does not have significant influence over Hui Yue and its investment in Hui Yue is without readily determinable fair value. There was no observable price change for the year ended June 30, 2019.

Equity investments in Hui Yue accounted for using the measurement alternative are subject to periodic impairment reviews. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

All gains and losses on non-marketable equity securities, realized and unrealized, are recognized in non-interest income (expenses). Dividend income is recognized when the right to receive the payment is established.

(l)	Fair value measurements

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

As of June 30, 2019 and 2018, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

(m)	Foreign currency translation

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

	June 30, 2019	June 30, 2018
Balance sheet items, except for equity accounts	6.8680	6.6191

	For the years ended June 30
	2019	2018
Items in the statements of income and comprehensive income, and statements of cash flows	6.8221	6.5052

(n)	Interest expense

Interest expense derived from the loans providing funds for financial leasing contracts is classified as cost of revenue in the consolidated statements of income.

(o)	Non-interest expenses

Non-interest expenses primarily consist of salary and benefits for employees, travel cost, entertainment expense, depreciation of equipment, office rental expense, professional service fees, office supplies, and similar items.

(p)	Income taxes

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

(q)	Comprehensive income

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of operations and comprehensive income.

Accumulated other comprehensive income, as presented on the balance sheets, represents cumulative foreign currency translation adjustments.

(r)	Operating leases

The Company leases its office premises under lease agreements that qualify as operating leases. The Company adopted ASU No. 2016-02 and related standards (collectively ASC 842, Leases), which replaced previous lease accounting guidance, on January 1, 2019 using the modified retrospective method of adoption. The Company elected the transition method expedient which allows entities to initially apply the requirements by recognizing a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. As a result of electing this transition method, prior periods have not been restated.

(s)	Share-based compensation

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

(t)	Commitments and contingencies

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

(u)	Earnings per Share (EPS)

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

(v)	Disposal groups (or non-current assets) held-for-sale and discontinued operations

Disposal groups (or non-current assets) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The disposal groups or the non- current assets (except for certain assets as explained below) are stated at the lower of carrying amount and fair value less costs to sell. Deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries and associates) and investment properties, which are classified as held for sale, would continue to be measured in accordance with the significant accounting policies set out elsewhere in Note 20.

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the group and which represent a separate major line of business or geographic area of operations, or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as discontinued, a single amount is presented in the income statement, which comprises the post-tax profit or loss of the discontinued operation and the post-tax gain or loss recognized on the measurement to fair value less costs to sell, or on the disposal, of the assets or disposal groups constituting the discontinued operation.

(w)	Impact of recently issued accounting pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance supersedes current guidance on revenue recognition in Topic 605, Revenue Recognition. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. On July 1, 2018, the Company adopted ASC 606, applying the modified retrospective method to contracts that were not completed as of July 1, 2018. The adoption did not have a material impact on retained earnings as of July 1, 2018. Results for reporting periods beginning on or after July 1, 2018 are presented under ASC 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historic accounting under ASC 605. Additional disclosures have been made. Please see the Notes to Consolidated Financial Statements for details.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments- Recognition and Measurement of Financial Assets and Financial Liabilities. This new guidance amends certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value through earnings, unless they qualify for a measurement alternative. The new guidance will require a modified retrospective application to all of the Company’s outstanding instruments beginning July 1, 2018, with a cumulative effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value will be applied prospectively. Please see the Notes to Consolidated Financial Statements for details.

In November 2016, the FASB issued ASU No. 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash. This guidance requires that a statement of cash flows explain the changes during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The standard should be applied to each period presented using a retrospective transition method. The adoption of this standard resulted in the Company’s restricted cash being included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows.

Other accounting standards adopted beginning July 1, 2018 do not have a significant impact on the Company’s consolidated financial statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

(x)	Impact of recently issued accounting pronouncements not yet adopted

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

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, Fair Value Measurement. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The Company is currently evaluating the impact of adopting this guidance.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation: Targeted Improvements to Related Party Guidance for Variable Interest Entities, which modifies the guidance related to indirect interests held through related parties under common control for determining whether fees paid to decision makers and service providers are variable interest. ASU 2018-17 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019 and early adoption is permitted. The Company is currently evaluating the impact of adopting this guidance.

In December 2019, the FASB issued ASU 2019-12 to simplify the accounting in ASC 740, Income Taxes. This guidance removes certain exceptions related to the approach for intra period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This ASU will be effective beginning on January 1, 2021. Early adoption is permitted. Certain amendments in this update must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

NOTE 4 - RISKS

(a)	Credit risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposure arises principally in investments in direct financing leases.

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

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. As of June 30, 2019 and 2018, the Company held cash and restricted cash of $Nil and $4,532,372, respectively, that was not insured by any governmental authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with well-known financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.

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

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

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

The Company expects revenue in the year ended June 30,2020 to decrease 16% as compared with the year ended June 30,2019 due to the adverse impact of the COVID-19outbreak on the Company's financial leasing business. Besides, because of the COVID-19 outbreak, the lessee’s ability to repay the rental expense was affected and the Company had made specific allowance for the lease payment with amount to USD 85,023,066 as of June 30 2019 based on the specific risk of collectability of the lessee was identified.

NOTE 5 - RESTRICTED CASH

Restricted cash represents cash deposited with banks for Jinshang Leasing’s bank loans for the capital lease business, in the amount of to $Nil and $4.5 million (Note 10) as of June 30, 2019 and 2018, respectively. The banks providing loans to the Company and to pledge a cash deposit of 10% of the loan amount to an time deposit account that is restricted from use. The deposit is released after the bank loan is paid off.

NOTE 6 - INVESTMENTS SECURITIES – HELD TO MATURITY

Investments securities – held to maturity as of June 30, 2019 and 2018 mainly represented asset management products that Jinshang Leasing purchased from financial institutions. The term for the investments is one year or three or five years, and Jinshang Leasing have the ability and intent to hold the security until maturity. Interest from these investments varies from 5% to 5.5% annually, with deduction of a management fee, and was receivable quarterly, annually or upon maturity. Given that the amount of returns of the investments is determinable, the Company recorded these investments at amortized cost using the effective interest.

The following table sets forth the contractual maturity of the balances as of June 30, 2018 in future periods and the balances as of June 30, 2019 was nil.

Maturing within:	HTM securities
Within 1 year	$48,345,306
2 years	-
3 years	-
4 years	-
5 years	-
Thereafter	-
$48,345,306

Interest income from these investments was $ 105,878 and $3,942,719 for the years ended June 30, 2019 and 2018, respectively. Earned but uncollected interest was nil and $ 4,168,233 as of June 30, 2019 and 2018, respectively.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

NOTE 7 - NET INVESTMENT IN DIRECT FINANCING LEASES

Jinshang Leasing’s leasing operations consist principally of leasing high value equipment under direct financing leases expiring in 1-5 years as of the balance sheets dates. The leases bear effective interest rate of 4.3% - 13.3% per annum.

The following is a summary of the components of the Jinshang Leasing’s net investment in direct financing leases at June 30, 2019 and 2018:

	June 30, 2019	June 30, 2018
		Restated
Total minimum lease payments to be received	$121,043,154	$84,513,893
Less: Amounts representing estimated executory costs	-	-
Minimum lease payments receivable	121,043,154	84,513,893
Less: unearned income, representing interest	(5,806,618)	(7,947,361)
Present value of minimum lease receivable	115,236,536	76,566,532
Less: Allowance for uncollectible receivables	(85,225,257)	(4,342,576)
Net investment in direct financing leases	$30,011,279	$72,223,956

Future minimum lease receipts under non-cancellable direct financing lease arrangements are as follows:

	June 30, 2019	June 30, 2018
		Restated
Within 1 year	$98,532,910	$43,623,953
2 years	14,124,241	21,496,082
3 years	7,022,776	17,314,603
4 years	1,363,227	2,079,255
5 years	-	-
Total minimum finance lease receivables	$121,043,154	$84,513,893

An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date the payment was contractually due. The accrual of direct financing lease interest income had been suspended on delinquent finance lease receivables with remaining contractual amounts due of $12,226,356 and $4,872,215 as of June 30, 2019 and 2018. As of June 30, 2019 and 2018, there were no recorded investment in direct financing leases past due 90 days or more and still accruing.

The following is a credit quality analysis of finance lease receivables. In the event that an instalment repayment of a finance lease receivables is overdue for more than 30 days, the entire outstanding balance of the finance lease receivables is classified as overdue. If the instalment repayment is overdue within 30 days, only the balance of this instalment is classified as overdue.

	June 30, 2019		June 30, 2018
			Restated
Overdue and credit-impaired	$		$
– Overdue within 90 days (inclusive)		632,212	389,645
– Overdue above 90 days		3,156,238	818,294
Not yet overdue but credit impaired		81,234,615	2,333,231

Overdue but not credit-impaired
– Overdue within 30 days (inclusive)		-	-
– Overdue 31 to 90 days (inclusive)		-	-
– Overdue above 90 days		-	-
Neither overdue nor impaired		30,213,471	73,025,362

Less: Allowances for impairment losses		(85,225,257)	(4,342,576)
Net investment in direct financing leases, end of year		$30,011,279	$72,223,956

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

The allowance for uncollectible minimum lease payments receivables in direct financing leases for the years ended June 30, 2019 and 2018 were as following:

	June 30, 2019	June 30, 2018
		Restated
Allowance for uncollectible receivables at the beginning of year	$4,342,576	$867,316
(Reversal of Provision) for lease payment receivables	(574,002)	(88,179)
Provision for lease payment receivables	82,159,962	3,603,140
Effect of foreign currency translation	(703,279)	(39,701)
Allowance for uncollectible receivables at the end of year	$85,225,257	$4,342,576

	June 30, 2019	June 30, 2018
		Restated
Allowance for uncollectible receivables relating to:
Individually evaluated for impairment	$85,023,066	$3,541,170
Collectively evaluated for impairment	202,191	801,406
Ending balance	$85,225,257	$4,342,576

Minimum lease payments receivable
Individually evaluated for impairment	$85,572,930	$3,819,856
Collectively evaluated for impairment	35,470,224	80,694,037
Ending balance	$121,043,154	$84,513,893

The finance leases receivable with a gross amount of approximately $1,433,609 (RMB9,846,081) were pledged as collateral for the Company’s other loans (Note 10) as of June 30, 2019. The finance leases receivable with a gross carrying amount of approximately $3,746,653 (RMB24,799,285) were pledged as collateral for the Company’s other loans (Note 10) as of June 30, 2018.

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

 WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

The risk classification of direct financing lease receivables is as follows:

	June 30, 2019	June 30, 2018
		Restated
Normal	$36,020,088	$80,972,723
Abnormal	85,023,066	3,541,170
Total	$121,043,154	$84,513,893

NOTE 8 - LEASES

June 30, 2019
Operating leases:
Operating lease right of use assets	$163,041
Current operating lease liabilities	57,990
Non-current operating lease liabilities	194,089
Total operating lease liabilities	$252,079

Maturities of lease liabilities were as follows:

For the year ended June 30,	Operating lease
2020	$115,473
2021	$142,061
Total	$257,534
Less: amount representing interest	$5,455
Present value of future minimum lease payments	$252,079
Less: Current obligations	$57,990
Long-term obligations	$194,089

Operating lease expense for the years ended June 30, 2019 and 2018 was $ 102,859 and $ 175,549, respectively The remaining lease term is one year and eight months as to the year ended June 30, 2019. And the discount rate was 5.46%.

NOTE 9 - PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2019 and 2018 consisted of the following:

	Useful life (years)	Salvage value	June 30, 2019	June 30, 2018
				Restated
Vehicles	5	3%	477,034	494,979
Office equipment	5	3%	196,365	203,751
Electric equipment	5	3%	23,678	24,569
Less: accumulated depreciation			(648,946)	(631,100)
Property and equipment, net			$48,131	$92,199

Depreciation expense totaled $17,846 and $164,269 for the years ended June 30, 2019 and 2018, respectively.

NOTE 10 - OTHER ASSETS

Other assets as of June 30, 2019 and 2018 consisted of:

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

	June 30, 2019	June 30, 2018
		Restated
Deposit for direct financing lease	$182,782	$604,748
Advance payment to third party companies	872	98
Other receivables	1,922,667	27,097
	$2,106,321	$631,943

Advance payment to the third party companies as of June 30, 2019 and 2018 represented amounts prepaid by Jinshang Leasing for comprising of filter element of purifier fee and employee medical examination fee.

NOTE 11 - LOANS FOR CAPITAL LEASE BUSINESS

Bank loans

Bank loans of $338,763 and $13,696,574 as of June 30, 2019 and 2018, respectively, represented RMB denominated loans Jinshang Leasing obtained for Shuguang and Yancheng projects from Huaxia Bank and CITIC Bank. The Huaxia Bank loans for Shuguang project with a total principal of RMB300 million ($45.3 million) were obtained in December 2015, May 2016 and June 2016, bear interest at the fixed rate of 5.5% per annum, have a term of three years, pledged with the Company’s time deposit certificates of $4.5 million (RMB30 million) (Note 4) as of June 30, 2018. and guaranteed by Liaoning SG Automotive Group Co., Ltd (lessee of Shuguang project). The bank loan for Huaxia Bank was due and repaid as of June 30,2019.

The CITIC Bank loan for Yancheng project with a principal amount of RMB3.1 million ($0.5 million) was obtained in April 2015, bears interest at the fixed rate of 5.75% per annum, has a term from April 3, 2015 to February 12, 2020, pledged with time deposit certificate from Potevio New Energy Yancheng Co., Ltd (lessee of Yancheng project) of $498,898 and $517,665 (RMB3,426,450) as of June 30, 2019 and 2018, respectively.

Interest expense incurred on the bank loans for the years ended June 30, 2019 and 2018were $324,350 and $1,062,955, respectively.

Other loans

Other loans of $ 377,393 and $4,774,510 as of June 30, 2019 and 2018 represented RMB denominated loans Jinshang Leasing obtained in July 2016 and April 2017 for its various direct financing lease projects from Great Wall Guoxing Financial Leasing Co., Ltd. The loans bear interest at the fixed rate of 6% per annum and the term of the loans is thirty months and matures in 2019, and pledged against the Company’s receivables from its certain direct financing leases, with a gross carrying amount of$1,433,609 (RMB9,846,081) and $3,746,653 (RMB24,799,285) as of June 30, 2019 and 2018,Jinshang Leasing paid deposits totaled $ 182,782(RMB1,255,355) and $ 604,748 (RMB4,002,855) (Note 9) to Great Wall Guoxing Financial Leasing Co., Ltd as of June 30, 2019 and 2018, respectively, which are non-interest bearing and repayable upon maturity of the other loans.

Interest expense incurred on the other loans for the years ended June 30, 2019 and 2018 were $118,821 and $449,664, respectively.

As of June 30, 2019, the borrowings will be due according to the following schedule:

	Bank loans (principal amounts)	Other loans (principal amounts)
Within 1 year	$338,763	$377,393
Between 1 to 2 years	-	-
Between 2 to 3 years	-	-
Between 3 to 4 years	-	-
Between 4 to 5 years	-	-
Beyond 5 years	-	-
	$338,763	$377,393

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

As of June 30, 2018, the borrowings will be due according to the following schedule:

	Bank loans (principal amounts)	Other loans (principal amounts)
Within 1 year	$13,345,068	$4,382,920
Between 1 to 2 years	351,506	391,590
Between 2 to 3 years	-	-
Between 3 to 4 years	-	-
Between 4 to 5 years	-	-
Beyond 5 years	-	-
	$13,696,574	$4,774,510

NOTE 12 - OTHER LIABILITIES

Other liabilities as of June 30, 2019 and 2018 consisted of:

	June 30, 2019	June 30, 2018
		Restated
Other tax payable	$1,223,716	$1,004,533
Accrued payroll	41,215	39,610
Other payables	1,287,154	417,791
	$2,552,085	$1,461,934

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

The following table summarizes stock award activity and related information for all of Wins Finance’s Equity Plans for the years ended June 30, 2019 and 2018:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term In Years
$
Outstanding, July 1, 2016	1,270,000	12	2.42
Granted	-	12	3.00
Exercised	-	-	-
Forfeited	(1,190,000)	12	-
Canceled	(80,000)	12	-
Outstanding, June 30, 2017 and 2018	-	-	-
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Canceled	-	-	-
Outstanding, June 30, 2019	-	-	-

Exercisable, June 30, 2018 and 2019	-	-	-
Vested and expected to vest, June 30, 2018 and 2019	-	-	-

During the year ended June 30, 2017, 1,190,000 options were forfeited and 80,000 options were cancelled due to the termination of the holders’ employment prior to vesting. On February 14, 2017, Wins Finance terminated the remaining option agreements with the employees for no consideration. No options remained outstanding following the cancellation and as of June 30, 2018 and 2019.

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

In connection with the grant of stock options to employees, the Company recorded share-based compensation charges of niland nil, respectively, for the years ended June 30, 2019 and 2018, respectively. The negative amount in 2017 resulted from the reversal of share-based compensation expense for the Company’s options that were cancelled due to the termination of the holder’s employment prior to vesting.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

NOTE 14 - CAPITALIZATION

Common Stock

As of October 26, 2015, Wins Finance is authorized to issue up to 100,000,000 ordinary shares with a par value of $0.0001, 21,526,747 shares of Common Stock were issued and outstanding. 16,800,000 and 4,726,747 ordinary shares were held by WFG's shareholders and former stockholders of Sino, respectively.

On June 28, 2016, the Company repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180, and 1,480,000 shares from Bluesky LLC for $17,464,000. Of the amounts payable to Bluesky, $17 million was paid. Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President. Balance of $464,000 remained unpaid as of June 30, 2019 and June 30, 2018

On December 2, 2016, the Company repurchased 204,005 of its ordinary shares from Richard Xu, a former officer of the Company, for a consideration of $204.

As of June 30, 2019 and 2018, there were 19,837,642 shares of common stock issued and outstanding.

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

NOTE 16 - EMPLOYEE RETIREMENT BENEFITS

The Company has made employee benefit contributions in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the salaries and employee charges when incurred. The contributions made by the Company were $124,667 and $ 103,173for the years ended June 30, 2019 and 2018, respectively.

NOTE 17 - EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2019 and 2018, respectively:

	June 30, 2019	June 30, 2018
		Restated
Net income/(loss) attributable to the common shareholders	$(59,433,585)	$16,076,072

Basic weighted-average common shares outstanding	19,837,642	19,837,642
Effect of dilutive securities	-
Diluted weighted-average common shares outstanding	19,837,642	19,837,642
Earnings (loss) per share – Basic	$(2.51)	$0.51
Earnings (loss) per share – Diluted	$(2.51)	$0.51

Earnings (loss) per share – From continuing operations	$(2.93)	$0.06
Earnings (loss) per share – From discontinued operations	$0.42	$0.45

Basic earnings per share are computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by adding other common stock equivalents, including non-vested common share in the weighted average number of common shares outstanding for a period, if dilutive. As of June 30, 2019 and 2018, there were no dilutive securities..

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

NOTE 18 - INCOME TAXES

Pursuant to the relevant rules and regulations of the Cayman Islands and the BVI, the Company and its subsidiary incorporated therein are not subject to any income tax pursuant to the rules and regulations of their respective countries of incorporation.

No Hong Kong Profits Tax has been made for the years ended June 30, 2019 and 2018 as Full Shine had no assessable profits arising in Hong Kong.

The provision for PRC Enterprise Income Tax (“EIT) is calculated at 25% of the estimated assessable profits of the subsidiaries established in the PRC during the years ended June 30, 2019 and 2018.

Under the EIT Law, investment income from security funds is exempted from PRC EIT.

The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before calendar (tax) year 2013. With a few exceptions, the calendar (tax) years 2014—2018 remain open to examination by tax authorities in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits of the position, and measures the unrecognized benefits associated with the tax position. For the years ended June 30, 2019 and 2018, the Company had no unrecognized tax benefits.

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

Income tax payable represented enterprise income tax at a rate of 25% of taxable income the Company accrued but not paid. Income tax payable as of June 30, 2019 and 2018 comprises:

	June 30, 2019	June 30, 2018
		Restated
Jinshang Leasing	1,202,674	85,481
Total	$1,202,674	$85,481

	For the year ended June 30,
	2019	2018
		Restated
Current income tax (expense)	(1,154,780)	(303,264)
Deferred tax benefit	20,055,500	625,302
Total credit for income taxes	18,900,720	322,038

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 25% is as follows:

	June 30,2019	June 30,2018
		Restated
PRC statutory tax	25.0%	25.0%
Effect of non-deductible expenses	(27.4%)	49.5%
Effect of non-taxable income	0.5%	(62.4%)
Others	(22.9%)	12.0%
Effective tax rate	(24.8%)	24.1%

Deferred tax arose from the difference in tax and accounting base of the deductible lease payment receivable loss and difference in direct financing lease income recognition between PRC and U.S. GAAP.

	June 30,2019	June 30,2018
		Restated
Deferred tax assets
Provision for direct financing lease	$21,306,314	$1,085,644
Direct financing lease income	(469,906)	(136,133)
Specific allowance on guarantee	-	-
Total deferred tax assets	20,836,408	949,511
Less: Valuation allowance	-	-
Less: Net off with deferred tax liabilities for financial reporting purposes	-	-
Net total deferred tax assets	$20,836,408	$949,511

For the purpose of presentation in the consolidated balance sheets, certain deferred tax assets and liabilities have been offset.

As of June 30, 2019 and 2018, the Company had net deferred tax assets of $20,836,408 and $949,511, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management considered all available evidence, both positive and negative, in determining the realizability of deferred tax assets at June 30, 2019 and 2018. Management considered carry back availability, the scheduled reversals of deferred tax liabilities, projected future taxable income during the reversal periods, and tax planning strategies in making this assessment. Management also considered recent history of taxable income, trends in the Company’s earnings and tax rate, positive financial ratios, and the impact of the downturn in the current economic environment (including the impact of credit on allowance and provision for guarantee and direct financing lease losses; and the impact on funding levels) on the Company. Based upon its assessment, management believes that a valuation allowance was not necessary as of June 30, 2019 and 2018.

As of June 30, 2019 and 2018, the Company intends to permanently reinvest the undistributed earnings of its operating subsidiaries to fund future operations. As such, no provision has been made for deferred tax assets related to the future repatriation of the cumulative undistributed earnings of the PRC subsidiaries of $ 27,457,220 and $76,005,988 as of June 30, 2019 and 2018, respectively.

For the years ended June 30, 2019 and 2018, the Company has not been selected for examination by the applicable tax authority and no resolution of tax audits were expected to be material to the financial statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

NOTE 19 - RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Related party balances as of June 30, 2019 and 2018 (apart from those disclosed elsewhere in these financial statements) consisted of:

	June 30,2019	June 30,2018
Due to related party
Bluesky LLC	$464,000	$464,000
	$464,000	$464,000

Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President.

The amount due to Bluesky LLC was interest free, unsecured and due on demand.

NOTE 20 - COMMITMENTS AND CONTINGENCIES

Guarantee Commitments

During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.4 million (RMB44 million) (included in Note 6 - net investment in direct financing leases) and the third party provides the remaining financing of $61.2 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2019, the maximum guarantee issued by Jinshang Leasing was $67.3 million (RMB462 million).

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

Litigation

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2019, the Company was involved in 1 lawsuits in China, which the Company is a defendant in relation to its financing lease business (see below). The cases are in the process of being enforced.

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

As a result of a private mediation conducted in November 2018, the Company agreed in principle to settle the class action, on behalf of all remaining defendants. The full terms of that settlement remain confidential (but include certain contingencies concerning shareholder participation in the settlement and required court approvals). The court granted preliminary approval of the settlement by order entered on March 4, 2019. Given that the Company has not yet received the necessary approvals from Chinese regulators as to the transfer of the settlement funds from China to the United States, the Court entered an Order dated August 11, 2020 setting a final settlement approval hearing for March 22, 2021.

On July 24, 2020, Samuel Kamau filed a shareholder class action complaint in the District Court for the Central District of California seeking unspecified monetary damages for alleged violations of the United States Securities Exchange Act of 1934 during the period from October 31, 2018 to July 6, 2020 against Wins Finance Holdings Inc., Renhui Mu, and Junfeng Zhao (entitled Kamau v. Wins Finance Holdings, Inc., et al.; C.D. Cal. Case No. 2:20-cv-06656). Plaintiff’s initial complaint alleges, among other things, that Defendants purportedly violated the securities laws by failing to disclose that the repayment of a RMB 580 million “loan” to Guohong Asset Management Co., Ltd. was “highly uncertain,” and that the resignation of the Company’s former independent auditor was “foreseeably likely” given the non-payment of the foregoing loan as well as alleged material weaknesses in the Company’s control over financial reporting.

The Amended Complaint does not specifically allege the damages purportedly suffered by the class, and we are not yet able to provide a reliable estimate of any such damage claim. We believe that the claims from this proceeding are without merit and we are vigorously defending this proceeding.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

NOTE 21 - DISPOSAL GROUPS HELD FOR SALE

As at 30 June 2019 and 30 June 2018, the Company determined that it had lost control of the subsidiaries Jinchen Agriculture and Dongsheng Guarantee.

The management of the Company has concluded that the Company has no option but to de-consolidate Jinchen Agriculture and Dongsheng Guarantee from its financial reporting as at 30 June 2019 and 30 June 2018.

The effect of de-consolidation is that in future, the financial results of the subsidiaries are no longer reported in the Company’s Annual Report (i.e. the report will be at a company, not group level) and the investment in the subsidiaries is written down in the Company’s accounts as a disposal without consideration. In the event that the Company is able to re-establish control over the PRC subsidiaries and/or their assets, the Company will then re-consolidate and/or recognize this value.

De-consolidation will allow the Company to prepare and issue financial reports that, to the extent possible given the circumstances, most closely and accurately reflect the true financial position of the Company.

As shareholders will be aware, the Company has been unable to complete its financial reporting on a Group basis (including the PRC subsidiaries information). The board did not, until now, believe that de-consolidation was warranted as they were waiting for further information and confirmations on the subsidiaries Jinchen Agriculture and Dongsheng Guarantee. This has led the Company to seek several extensions for submission of the reports and left the Company facing potential de-listing by Nasdaq. The board now believes that the decision to de-consolidate as at 30 June 2019 and 30 June 2018 is justified.

The de-consolidation is based on a combination of factors:

1. The board and the management has incomplete record for the Company itself and no access to the original books and records of the subsidiaries of Jinchen Agriculture and Dongsheng Guarantee due to the freeze by the Bureau.

2. The Company, although owing 100% of the subsidiaries of Shanxi Jinchen and Dongsheng Guarantee, is only able to affect control over them via the cooperation of the managements of the subsidiaries or the Bureau. As the management of the subsidiaries was out of connection and the assets and documents were freeze by the Bureau, there are significant legal and financial obstacles to regaining the control of the subsidiaries.

3. The confirmation by way of site visit that the subsidiaries have ceased operations at the operating offices.

4. The Company’s outside law firm was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. Therefore, until the freeze is lifted and the Company has not been provided any guidance about when the freeze would be lifted, the Company will not be able to consolidate Jinchen Agriculture and Dongsheng Guarantee into its financial statements.

5. The Company intend to dispose the right to major shareholders which the price will be determined later and subject to shareholder approval.

Given the circumstances and based on the available information, the Board believes that the Company and its shareholders have been the victim of financial misreporting and the loss control of the subsidiaries of Shanxi Jinchen and Dongsheng Guarantee.

The board believes that de-consolidating the accounts as at 30 June 2019 and 30 June 2018 will be the fairest and most accurate way of reporting the company’s financial position going forward and will allow the Company to pursue a restructuring and reorganization of its listing to safeguard its remaining value.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

Details of the disposal are as follows:

Carrying amounts of assets of which control was lost:

	June 30, 2019	June 30, 2018
ASSETS
Cash	$7,775,528	$5,363,552
Restricted cash	16,026,192	18,550,024
Commission receivable	1,246,707	496,097
Compensation receivable	103,577	107,473
Advance payment	17,724	21,231
Interest receivable	16,408,380	10,731,731
Other receivable	-	1,934
Available-for-sale financial assets	130,313,790	129,928,011
Deferred tax assets	-	240,018
Property and equipment, net	62,364	129,001
TOTAL ASSETS	$171,954,262	$165,569,072

LIABILITIES

Allowance on guarantee	$359,098	$2,637,236
Unearned Income-Guarantee commission	80,190	88,824
Income tax payable	2,309,505	2,411,031
Other liabilities	77,580	100,980
Deferred tax liabilities	210,074	-
TOTAL LIABILITIES	$3,036,447	$5,238,071
Net assets de-recognised	$168,917,815	160,331,001

NOTE 22 - CORRECTION OF ERRORS

Subsequent to the filling of Form 20F for the financial year ended June 30, 2018, management identified the following accounting errors:

1. As the fact of de-consolidation of subsidiaries Jinchen Agriculture and Dongsheng Guarantee, management reclassified the assets and liabilities of Jinchen Agriculture and Dongsheng Guarantee to the disposal groups held for sale. The balance of total assets and liabilities of the disposal groups held for sale as at 30 June, 2018 is $165,569,072 and $5,238,071 respectively. Management also reclassified the businesses of Jinchen Agriculture and Dongsheng Guarantee in the consolidated statements of operations and comprehensive income and cash flows statement for the year ended 30 June 2018 into the discontinued operation.

2. Management re-evaluate the collectability of the minimum lease payment according to some risks were identified after the 30 June, 2018. The provision of allowance of minimum lease payment was understated with amount of $406,441 for the year ended June 30, 2018 and the balance of the allowance of minimum lease receivable was overstated with amount of $399,451.

3. There was a total of $33,685 interest expense should be recorded in the year ended of 30 June, 2018. This error overstated the net profit before tax of $33,685 and understated the interest payable of $33,105 as at 30 June, 2018.

4. Income tax impact of the errors stated in 2 and 3 above totaled $39,142 which understate the net profit for the year ended June 30, 2018 and understated the income tax payable with amount of $61,394 as at June 30, 2018.

5. The Company understated deferred tax assets of $99,862 as at June 30, 2018.

6. The Company understated the balance of minimum lease payment receivable and deposit from leases recorded in other payable with total amount of $977,690.

7. The Company understated the interest income from financial leasing and overstated the income from agency business with amount of $466 for the year ended June 30, 2018.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

8. As the change of the profit after tax, the company overstated the statutory reserve with amount of $42,951 as previously reported as at June 30, 2018.

9. The Company incorrectly computed earning per share due to the errors in the net profit after tax. Basic and diluted earnings per share impact of errors was $0.02 per share.

10. As correction of error and the change of accounting policy in Note 2, the description of these investments are changed from “short-term investments” to “investment securities”.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

As a result, the financial statements for the year ended June 30, 2018 has been restated as follows:

	June 30, 2018
		Restatement
		Adjustments
Statement of profit and other comprehensive income (extract)	As previously reported	Adjustments	Other impacts	As currently reported
Commissions and fees on financial guarantee services (note 21.1)	2,308,567	-	(2,308,567)	-
(Provision) reversal of provision for financial guarantee services (note 21.1)	(1,982,073)	-	1,982,073	-
Provision for guarantee paid on behalf of guarantee service customers (note 21.1)	(2,896,532)	-	2,896,532	-
Commission and fees on guarantee services, net	(2,570,038)	-	2,570,038	-

Direct financing lease interest income (note 21.7)	5,697,491	-	466	5,697,957
Interest expense for direct financing lease (note 21.3)	(1,512,619)	-	(33,685)	(1,546,304)
Business collaboration fee and commission expenses for leasing projects	(99,320)	-	-	(99,320)
Provision for lease payment receivable (note 21.2)	(3,108,520)	(406,441)	-	(3,514,961)
Net direct financing lease interest income after provision for receivables	977,032	(406,441)	(33,219)	537,372
Financial advisory and lease agency income (note 21.7)	1,695,769	-	(466)	1,695,303
Net revenue	102,763	(406,441)	2,536,353	2,232,675
Interest on short term investments	15,095,621	-	(15,095,621)	-
Interest on investment securities-held to maturity	-	-	3,942,719	3,942,719
Total non-interest income	15,095,621	-	(11,152,902)	3,942,719

Business taxes and surcharges (note 21.1)	(13,059)	-	3,148	(9,911)
Salaries and employee charges (note 21.1)	(704,007)	-	163,695	(540,312)
Rental expenses (note 21.1)	(230,889)	-	55,340	(175,549)
Other operating expenses (note 21.1)	(4,789,448)	-	235,418	(4,554,030)
Total non-interest expense	(5,737,403)	-	457,601	(5,279,802)

Income before taxes	9,460,981	(406,441)	(8,158,948)	895,592
	-	-		-
Income tax credit (note 21.1 and not 21.4)	1,038,895	(39,142)	(677,715)	322,038

NET (LOSSES)/INCOME	10,499,876	(445,583)	(8,836,663)	1,217,630
Income from discontinued operation	-		8,881,255	8,881,255
TOTAL NET INCOME	10,499,876	(445,583)	44,592	10,098,885
Foreign currency translation adjustment (note 21.1 and note 21.2 and note 21.3)	5,969,850	7,570	(233)	5,977,187

COMPREHENSIVE (LOSS)/INCOME	16,469,726	(438,013)	44,359	16,076,072
Basic	0.53	(0.02)	-	0.51
Diluted	0.53	(0.02)	-	0.51
From continuing operation	-	-	0.06	0.06
From discontinued operation	-	-	0.45	0.45

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

	June 30, 2018
Balance sheet (extract)
		Restatement
		Adjustments
	As previously reported	Adjustments	Other impacts	As currently reported
Cash (note 21.1)	18,497,092		(5,363,552)	13,133,540
Restricted cash (note 21.1)	23,082,396		(18,550,024)	4,532,372
Investment securities-held to maturity (note 21.10)	-		48,345,306	48,345,306
Short-term investments (note 21.1)	178,273,317		(178,273,317)	-
Guarantee paid on behalf of guarantee service customers, net (note 21.1)	107,473		(107,473)	-
Commission receivable (note 21.1)	496,097		(496,097)	-
Net investment in direct financing leases (note 21.2 and note 21.6)	71,645,717	(399,451)	977,690	72,223,956
Interest receivable (note 21.1)	15,157,094		(10,731,731)	4,425,363
Property and equipment, net (note 21.1)	221,200		(129,001)	92,199
Deferred tax assets, net (note 21.1 and note 21.5)	1,089,667	99,862	(240,018)	949,511
Other assets (note 21.1)	654,579		(22,636)	631,943
Assets of disposal group classified as held for sale(note 21.1)	-		165,569,072	165,569,072
TOTAL ASSETS	309,224,632	(299,589)	978,219	309,903,262

Bank loans for capital lease business	13,696,574			13,696,574
Other loans for capital lease business	4,774,510			4,774,510
Interest payable (note 21.3)	123,396		33,105	156,501
Income tax payable (note 21.1 and note 21.4)	2,435,118	61,394	(2,411,031)	85,481
Unearned income from financial guarantee services (note 21.1)	88,824		(88,824)	-
Allowance on guarantee (note 21.1)	2,637,236		(2,637,236)	-
Deposits from direct financing leases (note 21.1 and note 21.6)	9,164,554		977,690	10,142,244
Other liabilities (note 21.1)	1,562,819		(100,885)	1,461,934
Due to related party	464,000			464,000
Liabilities of disposal group classified as held for sale (note 21.1)	-		5,238,071	5,238,071
Total Liabilities	34,947,031	61,394	1,010,890	36,019,315

Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2018)	1,984			1,984
Additional paid-in capital	211,934,432			211,934,432
Statutory reserve (note 21.8)	4,730,036	(42,951)		4,687,085
Retained earnings (note 21.1 and note 21.8)	71,727,920	(325,602)	(32,438)	71,369,880
Accumulated other comprehensive loss (note 21.1,note 21.2,note 21.3,note 21.4 and 21.8)	(14,116,771)	7,570	(233)	(14,109,434)
Total Stockholders’ Equity	274,277,601	(360,983)	(32,671)	273,883,947
TOTAL LIABILITIES AND EQUITY	309,224,632	(299,589)	978,219	309,903,262

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

	June 30, 2018-
Cash flow Statement (extract)
	As previously reported	Adjustments	Other impacts	As currently reported
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(losses)	10,499,876	(445,583)	(8,836,663)	1,217,630
Depreciation (note 21.1)	395,814		(231,545)	164,269
Impairment loss on short-term investments (note 21.10)	1,272,723		(1,272,723)	-
Impairment loss on investment securities (note 21.10)	-		1,272,723	1,272,723
Provision for lease payment receivables (note 21.2)	3,108,520	406,441		3,514,961
Deferred tax (benefit) expense (note 21.1 and note 21.5)	(1,546,049)	(99,862)	1,020,609	(625,302)
Provision (reversal of provision) for guarantee (note 21.1 )	1,982,073		(1,982,073)
Provision for guarantee paid on behalf of guarantee service customers (note 21.1)	2,896,532		(2,896,532)
Changes in assets and liabilities:
Net investment in direct financing leases (note 21.2)	3,925,969		(994,801)	2,931,168
Commission receivable (note 21.1)	(504,779)		504,779
Guarantee paid on behalf of guarantee service customers (note 21.1)	(1,379,966)		1,379,966
Unearned income from financial guarantee services (note 21.1)	(470,358)		470,358
Interest receivable (note 21.1)	(12,016,442)		10,623,579	(1,392,863)
Other assets (note 21.1)	145,401		5,470	150,871
Interest payable (note 21.3)	(106,266)		33,684	(72,582)
Income tax payable (note 21.1 and note 21.4)	(410,921)	61,394	170,736	(178,791)
Deposits from direct financing leases	(1,983,386)			(1,983,386)
Other liabilities (note 21.1)	692,504		996,702	1,689,206
Net Cash Provided by (Used in) Operating Activities from Discontinued Operation (note 21.1)			(181,265)	(181,265)
Net Cash Provided by (Used in) Operating Activities	6,501,245	(77,610)	83,004	6,506,639

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of short-term investments (note 21.1)	(50,728,580)		39,967,972	(10,760,608)
Proceeds from maturities of short-term investments (note 21.1)	64,102,479		(27,670,135)	36,432,344
Deposits paid to banks for financial leasing services (note 21.1)	(18,874,650)		18,874,650
Deposits released from banks for financial guarantee services	20,686,625		(20,686,625)
Purchase of property, plant and equipment (note 21.1)	(1,875)		-	(1,875)
Net Cash Provided by (Used in) Investing Activities from Discontinued Operation (note 21.1)			(10,485,863)	(10,485,863)
Net Cash Provided by (Used in) Investing Activities	15,183,999		(1)	15,183,998

CASH FLOWS FROM FINANCING ACTIVITIES

Repayment of loans	(20,578,208)			(20,578,208)

Net Cash (Used in) Provided by Financing Activities	(20,578,208)			(20,578,208)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM CONTINUING OPERATION	387,774	77,610	(1,817,172)	(1,351,788)
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM DISCONTINUED OPERATION			1,734,169	1,734,169

NET INCREASE (DECREASE) IN CASH FROM CONTINUING OPERATION	1,494,810		8,932,959	10,427,769
NET INCREASE (DECREASE) IN CASH FROM DISCONTINUED OPERATION			(8,932,959)	(8,932,959)
Cash and cash equivalents at beginning of year	17,002,282		(14,296,511)	2,705,771
Cash and cash equivalents at beginning of year-disposal groups			14,296,511	14,296,511
Cash and cash equivalents at end of year	18,497,092		(5,363,552)	13,133,540
Cash and cash equivalents at end of year-disposal groups	-		5,363,552	5,363,552

SUPPLEMENTAL CASH FLOW INFORMATION:				-
Continuing Operation
Cash paid for income taxes	918,075		(436,020)	482,055
Cash paid for interest expense	1,512,619		-	1,512,691
Discontinued Operation
Cash paid for income taxes			436,020	436,020-
Cash paid for interest expense

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2019 AND 2018

NOTE 23 - SUBSEQUENT EVENTS

Loss of control over subsidiaries

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to the action, the Bureau froze the assets of Jincheng Agriculture and its subsidiaries. Up to the date of the report, the Company’s management was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised that the Company no longer has control of the assets or operations of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Therefore, until the freeze is lifted, the Company will not be able to consolidate Shanxi Jinchen and its subsidiary Dongsheng Guarantee into its financial statements. The Company’s other business are unaffected by the freeze and continue to operate normally.

Legal issues

On July 24, 2020, Samuel Kamau filed a shareholder class action complaint in the District Court for the Central District of California seeking unspecified monetary damages for alleged violations of the United States Securities Exchange Act of 1934 during the period from October 31, 2018 to July 6, 2020 against Wins Finance Holdings Inc., Renhui Mu, and Junfeng Zhao (entitled Kamau v. Wins Finance Holdings, Inc., et al.; C.D. Cal. Case No. 2:20-cv-06656). Plaintiffs initial complaint alleges, among other things, that Defendants purportedly violated the securities laws by failing to disclose that the repayment of a RMB 580 million "loan" to Guohong Asset Management Co., Ltd. was ''highly uncertain," and that the resignation of the Company’s former independent auditor was “foreseeably likely” given the non-payment of the foregoing loan as well as alleged material weaknesses in the Company's control over financial reporting. As of this date and to the best of our knowledge, neither the Company nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, the deadline for the submission of motions for appointment as lead plaintiff(s) and lead counsel are due on or before September 24, 2020, following the resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims. For this reason, we cannot provide a meaningful evaluation at this time of the likelihood of an unfavorable outcome. Similarly, because the action seeks unspecified damages, and because the shareholder class has not yet been certified by the Court, we cannot provide a meaningful evaluation of the amount or range of potential loss. Finally, given the preliminary status of this newly-filed action, we have not yet received instructions from the Company as to whether it will defend or seek to settle this matter.

Influence of COVID-19

The Company expects revenue in the year ended June 30,2020 to decrease 16% as compared with the year ended June 30,2019 due to the adverse impact of the COVID-19outbreak on the Company's financial leasing business. Besides, because of the COVID-19 outbreak, the lessee’s ability to repay the rental expense was affected and the Company had made specific allowance for the lease payment with amount to USD 85,023,066 as at June 30 2019 based on the specific risk of collectability of the lessee was identified.