Form 20-F
period 2020-06-30
Wins Finance Holdings Inc.
filed 2020-11-12
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of November 12, 2020, the registrant had 19,837,642 ordinary shares outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐ Large Accelerated filer	☐ Accelerated filer	☒ Non-accelerated filer
☐ Emerging Growth Company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.             ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.             ☐

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

CERTAIN INFORMATION

In this Annual Report on Form 20-F, or the “Annual Report”, unless the context indicates otherwise, all references to the terms “Wins Finance” “we,” “us,” “our company,” “the Company” and “our,” refer to Wins Finance Holdings Inc. and  its wholly-owned subsidiaries, Wins Holdings LLC(“WHL”),Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture) and Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”), all references to “China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government. In this Annual Report, all references to “Renminbi,” or “RMB” are to the legal currency of China and all references to “USD”. “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

The Company recently learned that the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture and Dongsheng Guarantee, the Company’s wholly owned subsidiaries. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and Dongsheng Guarantee. The Company’s appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. Therefore, until the freeze is lifted (and the Company has not been provided any guidance about when the freeze would be lifted), the Company will not be able to consolidate Jinchen Agriculture and Dongsheng Guarantee into its financial statements. The Company’s other business are unaffected by the freeze and continue to operate normally.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations and/or future financial performance. In some cases, you can identify forward-looking statements by their use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar terms. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;

•	our estimates regarding the market opportunity for our services;

•	the impact of government laws and regulations;

•	our ability to recruit and retain qualified personnel;

•	our failure to comply with regulatory guidelines;

•	uncertainty in industry demand;

•	general economic conditions and market conditions in the financial services industry;

•	the effects of COVID-19 or other pandemics;

•	future sales of large blocks or our securities, which may adversely impact our share price; and

•	depth of the trading market in our securities.

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

The selected consolidated statements of operations data for the fiscal years ended June 30, 2020, 2019, 2018, 2017 and 2016 and the selected balance sheet data as of June 30, 2020, 2019, 2018, 2017 and 2016 are derived from the audited consolidated financial statements of Wins Finance for those fiscal years.

The audited consolidated financial statements for the fiscal years ended June 30, 2020, 2019, 2018, 2017 and 2016 are prepared and presented in accordance with U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes. The historical financial statements are not necessarily indicative of our future performance.

Statements of Income and Comprehensive Income

	For the years ended June 30
(US$ except share data)	2020	2019	2018	2017	2016
			Restated
Guarantee service income
Commissions and fees on financial guarantee services	-	-	-	2,839,194	6,193,225
(Provision) reversal of provision for financial guarantee services	-	-	-	3,208,827	(2,907,999)
Commission and fees on guarantee services, net	-	-	-	6,048,021	3,285,226

Direct financing lease income
Direct financing lease interest income	4,934,157	7,595,992	5,697,957	6,047,172	3,164,317
Interest expense for direct financing lease	(11,967)	(411,066)	(1,546,304)	(2,094,587)	(524,409)
Business collaboration fee and commission expenses for leasing projects	(37,572)	(68,342)	(99,320)	(603,873)	(222,206)
Provision for lease payment receivable	(19,379,086)	(81,585,960)	(3,514,961)	(27,332)	(597,444)
Net direct financing lease income after provision for receivables	(14,494,468)	(74,469,376)	537,372	3,321,380	1,820,258

Financial advisory and agency income	-	-	1,695,303	357,284	402,800
Net revenue	(14,494,468)	(74,469,376)	2,232,675	9,726,685	5,508,284

Non-interest income
Interest on investment securities	-	105,878	3,942,719	13,752,538	13,958,540
Total non-interest income	-	105,878	3,942,719	13,752,538	13,958,540

Non-interest expense
Business taxes and surcharge	(7,652)	(15,827)	(9,911)	(4,406)	(167,867)
Salaries and employee charges	(923,325)	(542,628)	(540,312)	(879,595)	(1,524,720)
Rental expenses	(95,545)	(102,859)	(175,549)	(247,684)	(271,357)
Other operating expenses	(481,311)	(2,062,802)	(4,554,030)	(46,258)	(4,621,038)
Total non-interest expense	(1,507,833)	(2,724,116)	(5,279,802)	(1,177,943)	(6,584,982)

Income (loss) before taxes	(16,002,301)	(77,087,614)	895,592	22,301,280	12,881,842

Income tax credit (expense)	3,999,361	18,900,720	322,038	(1,951,489)	(764,445)
Net (loss) income from continuing operation	(12,002,940)	(58,186,894)	1,217,630	20,349,791	12,117,397

Income from discontinued operation	-	8,377,166	8,881,255	-	-
Total Net Losses	(12,002,940)	(49,809,728)	10,098,885	-	-

Other comprehensive loss
Foreign currency translation adjustment	(6,102,745)	(9,623,857)	5,977,187	(5,130,963)	(19,361,292)
ComprehensiveLoss	(18,105,685)	(59,433,585)	16,076,072	15,218,828	(7,243,895)

Weighted-average common shares outstanding
Basic (1)	19,837,642	19,837,642	19,837,642	19,926,510	20,012,356
Diluted (1)	19,837,642	19,837,642	19,837,642	20,082,089	20,012,356

Earnings (loss) per share
Basic (1)	(0.61)	(2.51)	0.51	1.02	0.61
Diluted (1)	(0.61)	(2.51)	0.51	1.01	0.61
From continuing operation	(0.61)	(2.93)	0.06	1.01	0.61
From discontinued operation (2)	-	0.42	0.45	-	-

(1)	These data have been retrospectively adjusted giving effect to the reverse merger between WFG and Sino, completed on October 26, 2015. More information about the reverse merger is contained in our Consolidated Financial Statements.
(2)

On June 9, 2020, the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiary, Dongsheng Guarantee. As a result, the Company lost control over these subsidiaries. Due to the loss of control, the Company reported the results of these subsidiaries as disposal group classified as held for sale.

2

	2020	2019	2018	2017	2016
			Restated
Balance Sheet Data
Cash and cash equivalents	$38,820	$70,312	$13,133,540	$17,002,282	$47,163,965
Total assets	209,696,573	228,101,794	309,903,262	312,764,090	304,627,280
Total liabilities	13,351,896	13,651,432	36,019,315	54,956,215	60,572,349
Total equity	196,344,677	214,450,362	273,883,947	257,807,875	244,054,931

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Risks Related to Our Business and Operations

The report of our auditor expresses a qualified opinion.

As disclosed in Note 1 to the financial statements, the board of directors is of the view that we have lost our ability to control our subsidiaries Shanxi Jincheng Agriculture Co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd (collectively “subsidiaries without control”). Our auditor was unable to carry out any audit procedures or to obtain information it considered necessary during its audit of the financial statements of the subsidiaries without control stated on the face of the balance sheet classified as disposal group. Therefore, the auditor could not determine the effect of adjustments, if any, on our financial position as at June 30 2020 or on our financial performance and cash flows for the year then ended.

We were unable to provide disclosure to our auditor relating to the subsidiaries without control regarding the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud. The management of the subsidiaries without control were unable to acknowledge their responsibilities for the design, implementation and maintenance of accounting and internal control systems that are designed to prevent and detect fraud and error, the objectives of which are to provide the auditor with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed as authorized.

The SEC takes the position that audit reports that express a qualified opinion due to a departure from GAAP, like the one our auditor provided on our financial statements, do not meet the requirements of Regulation S-X, and that financial statements not in conformity with GAAP, like ours, are presumed to be inaccurate or misleading, notwithstanding explanatory disclosures in footnotes or in the accountant's report. Notwithstanding the position of the SEC, we believe that it is preferable for us to release the information contained in this Annual Report on Form 20-F to our stockholders than to withhold such information.

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

The business of providing financial leasing involves a variety of risks, including the risk that the loans we made will not be repaid on time or at all, and our risk management procedures may not fully eliminate these risks. We mainly focus on providing services to Chinese small & medium enterprises (“SMEs”), including microenterprises, which have limited access to financing, and microcredit companies in China. Some of our clients are at the early stage of their business and have limited financial resources, making them vulnerable to adverse competitive, economic or regulatory conditions. These customers may expose us to greater credit risks than larger or more established businesses with longer operating histories. We seek to manage our credit risk exposure through client due diligence, credit approvals, establishing credit limits, requiring security measures and portfolio monitoring. While these procedures are designed to provide us with the information needed to implement adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk. During the year ended June 30, 2020, the provision for our lease payment receivables totaled $19.4 million.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth during the past few years. Our financial leasing business commenced in 2009 and therefore has a limited operating history. Our net revenue increased from $1.3 million for the year ended June 30, 2012 to $9.7 million for the year ended June 30, 2017, representing an increase of 672.6%. However, on June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. The Company’s appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. Therefore, until the freeze is lifted (and so for the Company has not been provided any guidance about when the freeze would be lifted), we will not be able to consolidate Jinchen Agriculture and its subsidiary Dongsheng Guarantee into our financial statements. The board of directors have the intent to dispose of Jinchen Agriculture and Dongsheng Guarantee within 12 months after unfreezing of the assets by the Bureau. The Company’s other businesses are unaffected by the freeze and continue to operate normally. The Company’s net revenue (not including Jinchen Agriculture and Dongsheng Guarantee) increased from $(74.5) million for the year ended June 30, 2019 to $(14.5) million for the year ended June 30, 2020, representing an increase of 80.5%, mainly caused by the decrease of non-cash provision on our financial leasing businesses. During the year ended June 30,2020, the provision on our leasing business decreased to $19.4 million from $81.6 million in 2019, representing a decrease of 76.2%. The limited history of our financial leasing business makes it difficult to evaluate our prospectus.

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

Our business model is premised on the fact that SMEs and microenterprises are generally underserved by the banking industry because commercial banks in China have been reluctant to lend to SMEs and microenterprises without credit support, such as third-party guarantees, or adequate collateral of tangible assets. In the past, this has created opportunities for us to develop and expand our business. But now, new trends in the banking industry or the applicable regulatory requirements may alleviate the high transaction costs or the lack of collateral and public information generally associated with bank financing to our target clients or otherwise make this business more attractive to banks. In the event that commercial banks begin to compete with us by making loans to our target clients on an unsecured basis or require a lower level of credit guarantee in return for higher risk-based interest rates, we may experience greater competition with respect to our financial leasing business. Furthermore, any such direct competition with our cooperating banks will undermine our relationship with them and may adversely affect our business, results of operations and prospects. In September 2019, the CBRC and NDRC in China jointly announced the notice on in-depth development of "credit loan" to support the financing of SMEs to ease the financing difficulty of SMEs, encourage financial institutions to improve risk management, reduce excessive dependence on mortgages pledge and guarantee, and gradually increase the proportion of credit loans for SMEs. The issuance of this policy will reduce the dependence of SMEs on the guarantee business.

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

Over the past few years, our guarantee business has been concentrated in Jinzhong City, Shanxi Province, throughour subsidiaries Jinchen Agriculture and Dongsheng Guarantee, the wholly owned subsidiary of Jinchen Agriculture. On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture, the Company’s wholly owned subsidiary. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided us with any information, our appointed legal counsel has advised us that we no longer have control of the assets or operations of Jinchen Agriculture. Therefore, until the freeze is lifted (and we have not been provided any guidance about when the freeze will be lifted), we will not be able to consolidate Jinchen Agriculture and Dongsheng Guarantee into our financial statements. Accordingly, we report the frozen assets and liabilities as a disposal group. The assets of disposal group classified as held for sale were $163.3 million (RMB 1,154.1 million) and $172.0 million (RMB 1,154.1 million) for the years ended June 30, 2020 and 2019, and the liabilities of disposal group classified as held for sale were $2.9 million (RMB 20.9 million) and $3.0 million (RMB 20.9million) for the years ended June 30, 2020 and 2019, respectively. The freeze of these assets could have a material and adverse effect on our financial results. So far, the assets have not been unfrozen.

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

As of June 30, 2020, our allowance for finance lease payment receivable was $102.1 million. The amount of provisions or allowances has been based on our management’s assessment of, and expectations concerning, various factors affecting the quality of our loan portfolio, such as the customers’ financial condition, repayment ability, historical default rates, the anticipated realizable value of any collateral, regional economic conditions, government policies, interest rates and other factors, and the applicable PRC rules and regulations governing provisions for losses. If our assessment and expectations differ from actual events, or if the quality of loan portfolios deteriorates, our provisions or allowance may not be adequate to cover our actual losses and we may need to set aside additional provisions or allowance, which could materially and adversely affect our profitability. Our business is subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. We may increase our impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Regulatory authorities may also require an increase in the provision or allowance for loan losses. Any increase in the allowance for loan losses would result in a decrease in net income and may have a material adverse effect on our financial condition and results of operations.

Our business is concentrated in financial guarantees and financial leasing, and therefore lacks product and business diversification. Accordingly, our future revenues and earnings may be more susceptible to fluctuations than a more diversified company.

Prior to June 9,2020, our primary business activities consisted of providing guarantee services and offering financial lease as well financial advisory services to our customers. However, the guarantee services were mainly conducted through Dongsheng Guarantee, whose assets were frozen by the Changzhi Public Security Bureau. Until such assets are unfrozen, we will not be able to conduct our Guarantee business, and so far, we have not been advised by the authorities when such assets will be unfrozen. The freeze of DongSheng Guarantee and our lack of significant product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

The commission rate in the interest rate in financial leasing business may decrease due to changes in the Chinese economic environment or industry competitiveness, which could negatively affect our revenue and net profit.

If China’s economy does not maintain the same growth rate as it has in previous years, or if it slows down, the government could tighten money supply, and banks could be less inclined to incur credit risk and extend loans to Chinese SMEs, which could negatively affect our business. New participants may enter the financial sector and our business could face intense competition within our current region, and in the regions into which we plan to expand, due to these new entrants. We might be unable to maintain the same level of interest rates charged for our financial leasing service, in which case our revenue and net profit may decrease.

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

We had material weaknesses in our internal control in financial reporting as of June 30, 2020 and such material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management identified material weaknesses and concluded that our internal control over financial reporting were not effective as of June 30, 2020. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The specific material weaknesses we identified in our internal control over financial reporting as of June 30, 2020related to:

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

On October 19, 2020, the Company received a letter from the Nasdaq Hearing Panel (the "Panel") of the Nasdaq Stock Exchange LLC ("Nasdaq). The letter notified the Company that since its new auditor submitted a qualified opinion on its financial statements filed on Form 20-F for the years ended December 31, 2019 and 2018 due to the freezing of a substantial portion of its assets by a public security bureau in China, this rendered the Form 20-F incomplete. Accordingly, the Panel determined to delist the Company's shares from Nasdaq. As a result, the ordinary shares were suspended from trading on the Nasdaq Stock Market on October 21, 2020.

This event could result in a material adverse effect on our business. Inferior internal control could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. We can give no assurance that additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future these controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our consolidated financial statements.

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

We believe that the reputation and brand name that we have built over the years plays a significant role in enabling us to obtain business from referrals as well as to attract new customers. A large portion of our new guarantee services were referred to us by our past or existing customers or by banks or other financial institutions. We believe that the building up and the enhancement of our reputation and brand name depend largely on, among others, our credibility among finance providers and other players in the financial services industry which has been developed over the years of our business operations, and our ability to provide diversified services to meet the requirements of our customers and their counter-parties. If we fail to maintain our reputation or our customers or their counter-parties no longer perceive our services to be of high quality or if they should no longer perceive us as a guarantee company with high credibility for whatever reason, our reputation and brand name could be adversely affected which, in turn, could affect our ability to maintain existing or capture future business opportunities. On June 9, 2020, the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our guarantee service, mainly operated by Dongsheng Guarantee, has been frozen, and we have no access to its assets or operations. This could have the effect of reducing the number of people who wish to do business with us, and there is also no assurance that our past or existing customers or banks or financial institutions with whom we have business relationships will continue to work with us or to refer new or potential customers to us. In the event our existing or past customers or banks or financial institutions with whom we have business relationships cease to work with us or stop referring new or potential customers to us or substantially reduce their referrals to us, our business, financial condition and results of operations would be adversely affected.

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

In order to achieve our long-term mission, we may balance our efforts and capital to some newly developed segments, such as leasing or other newly acquired business. This could negatively affect our current financial performance.

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

We operate our financial guarantee and financial leasing business under foreign ownership structures in China. According to the Catalogue for the Guidance of Foreign Investment Industries (“Foreign Investment Catalogue”) promulgated by the Ministry of Commerce of the PRC (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on June 27, 2017 and effective as of July 28, 2017, our operation of financial guarantee and financial leasing businesses with foreign ownership is permitted under current PRC laws and regulations. However, the PRC laws and regulations are not fully developed and the Chinese government has been revising the laws and regulations since the Reform and Opening-up in 1979. There is still significant uncertainty resulting from the evolving PRC laws and regulations. As a result, foreign investment in these financial industries may be restricted or prohibited in the future if PRC laws and regulations are changed or revised due to evolving political or economic conditions.

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

Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice at the end of four years starting from the settlement date, which was on February 6, 2019. Despite the final ending of the proceedings, the presumption is that all parties will continue to apply the same procedures: i.e. the SEC will continue to make its requests for the production of documents to the CSRC, and the CSRC will normally process those requests applying the sanitization procedure. We cannot predict whether, in cases where the CSRC does not authorize production of requested documents to the SEC, the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law.

While these issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, they potentially affect equally all PCAOB-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities listed in the United States. In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, public companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, although our independent registered public accounting firm was not named as a defendant in the above SEC administrative proceedings, any negative news about any such future proceedings against these accounting firms may cause investor uncertainty regarding China-based, United States-listed companies, and the market price of our shares may be adversely affected.

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

Risks Related to the Company

Our ordinary shares have been suspended from trading on the Nasdaq Stock Market and we may be delisted.

On October 19, 2020, the Company received a letter from the Nasdaq Hearing Panel (the "Panel") of the Nasdaq Stock Exchange LLC ("Nasdaq). The letter notified the Company that since its new auditor submitted a qualified opinion on its financial statements filed on Form 20-F for the years ended December 31, 2019 and 2018 due to the freezing of a substantial portion of its assets by a public security bureau in China, this rendered the Form 20-F incomplete. Accordingly, the Panel determined to delist the Company's shares from Nasdaq. As a result, the ordinary shares were suspended from trading on the Nasdaq Stock Market on October 21, 2020.

The Company's ordinary shares have been traded on the OTC Pink Open Market under the symbol WINSF since October 22, 2020.

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

As of June 30, 2020, Freeman owned approximately 67% of our outstanding common stock. Freeman has the right to nominate three members of our board of directors. Freeman will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. Freeman may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if Freeman is opposed by our other stockholders.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, assuming we are treated as a foreign corporation for U.S. federal income tax purposes, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during our taxable year ended June 30, 2021, we don’t believe that we are a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year ended December 31, 2020, there can be no assurance in respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

On August 22, 2019, the Company has made a definitive analysis with respect to its PFIC status for taxable year ending December 31,2018, based on the analysis, the Company is not a PFIC for taxable year ending December 31, 2018.

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2020, we believe that we are not a PFIC for such year. However, because we have not completed our analysis as to our PFIC status for the 2020 fiscal year, there can be no assurance in respect to our PFIC status for such taxable year.

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

Wins Finance Holdings Inc. (the “Company”) was incorporated in the Cayman Islands as an exempted company on February 17, 2015 and organized as a wholly-owned subsidiary of Sino, for the purposes of changing the jurisdiction of Sino from Delaware to the Cayman Islands through a merger in which the Company would be the surviving corporation and, immediately following that merger, simultaneously acquiring all of the outstanding equity of Wins Finance Group Limited, a British Virgin Islands international business company (“WFG”), by means of an exchange by the shareholders of WFG (the “WFG Shareholders”) of 100% of the ordinary shares of WFG for cash and ordinary shares of the Company.

WFG is a holding company that was incorporated under the laws of the British Virgin Islands on July 27, 2014. After several recapitalizations and restructurings, WFG holds 100% of the interests of Jinshang Leasing, Jinchen Agriculture and Dongsheng Guarantee through its wholly owned subsidiary, Full Shine. WFG is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province and Beijing, China. WFG’s goal is to assist Chinese small & medium enterprises (SMEs), including microenterprises, which have limited access to financing, in improving their overall fund-raising capability and enable them to obtain funding for business development.

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

Financial Guarantees

Our company has a 14-year operating history in the financial guarantee business, which we started in 2006. We facilitate financing from banks to SMEs by providing a guarantee to the lenders such that, in the event of a borrower’s default, we will repay the principal, interest and related fees and expenses in connection with the underlying debt. We believe our guarantee services enable our SME customers to obtain financing from banks on better terms, more conveniently, easily and quickly than in the absence of such guarantees. Over the past few years, most of our business has been concentrated in Jinzhong City, Shanxi Province, through our subsidiaries Jinchen Agriculture and Dongsheng Guarantee. However, on June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgment against Jinchen Agriculture and Dongsheng Guarantee, the Company’s wholly owned subsidiary. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and Dongsheng Guarantee. Our appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised us that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. Therefore, until the freeze is lifted (and we have not been provided any guidance about when the freeze would be lifted), we will not be able to consolidate Jinchen Agriculture and Dongsheng Guarantee into our financial statements. As such, we reported the assets and liabilities of the affected subsidiaries as a disposal group classified as held for sale.

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

Effective and practical risk management system for Chinese SME lending

With more than ten years of operating history in serving the financing needs of SMEs, which has sharpened our specialized insight into the business and credit environment SMEs face, we can provide innovative financing solutions based upon the financing needs and creditworthiness of our customers. As most SMEs lack collateral at a level required by traditional commercial banks and are therefore excluded from mainstream bank financing sources, our financing solutions (including financial guarantees and financial leasing) help bridge the “credit-gap” between otherwise creditworthy SMEs and traditional commercial banks in China. Our risk control system, built upon “Trusted Business Circles” of core customers, has proven to be extremely cost-effective, practical and efficient under current conditions in China. Historically in China, due to the fact that the legal system is not fully developed, business trust and honoring of business commitments exists in small circles of personal relationships rather than in a more objective environment. Lending through core enterprises’ “Trusted Business Circles” resolves the information asymmetry in SME lending and provides transparency into customers’ business operations. See the section titled “Our Risk Management” below for additional information on our risk management policies. However, in 2019, with the overall downturn of China’s economy and the implementation of China’s new policies (strengthening financial risk control and deleveraging) has had a great impact on the liquidity of SMEs. For the sake of prudence, once the clients have breached the contract, we will make provision for all the uncollected principle and interests.

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

Our products

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial leasing; and (2) financial advisory and agency services. The following table shows the components of revenue, their respective percentages of our net fee and interest income for the period indicated:

	For the years ended June 30,
	2020		2019
	US$’000%		US$’000%
Direct financing lease income	4,934	100.0%	7,596	100.0%
Financial advisory and agency income	-	-%	-	-%
Total revenues	4,934	100.0%	7,596	100.0%

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

Typical leasing terms include:

•	Asset: Equipment, or some other tangible assets including factory buildings

•	Typical Leasing Terms:3 – 5 years

•	Leasing Rate:10 – 30% over the current benchmark lending rate of PBOC

•	Deposit: Based upon the client’s qualifications, a deposit of 1% - 10 % of contract amount is required from a new leasing client

•	Transaction Fee: Based upon the client’s qualifications

•	Advisory Fee: Based upon the services provided to clients

•	Lease Payment Term: Quarterly or semi-annually

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

Our SME Clients and Clients’ Expansion Strategy

Clients

For the year ended June 30, 2020, there were 2 customers that accounted for 50% and 14% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2019, there were 3 customers that accounted for 43%, 12% and 11% of the Jinshang Leasing’s revenue.

As of June 30, 2020, two customers accounted for 40% and 13% of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2019, two customers accounted for 45% and 12% of the minimum lease payments receivable of Jinshang Leasing.

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

Government Regulations

Foreign Investments

According to the Catalogue for the Guidance of Foreign Investment Industries (“Foreign Investment Catalogue”) promulgated by the Ministry of Commerce of the PRC (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on June 27, 2017 and effective as of July 28, 2017, investments by non-Chinese entities and individuals in financial guarantee and financial leasing business are permitted activities to be undertaken through foreign investments.

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

Financial Leasing Businesses

According to Measures for the Administration of Foreign-funded Lease Industry promulgated by the Ministry of Commerce, effective as of March 5, 2005 and repealed on February 22, 2018:

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

        In 2019，the Ministry of Commerce announced that it would transfer the responsibility of supervising financial leasing companies to the CBRC, which will perform the relevant responsibilities from April 2019. The new supervision system has not yet been announced, but it will certainly be stricter than the original one announced by the Ministry of Commerce effective on March 5, 2015.

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

As a result of a private mediation conducted in November 2018, the Company agreed in principle to settle the class action, on behalf of all remaining defendants. The full terms of that settlement remain confidential (but include certain contingencies concerning shareholder participation in the settlement and required court approvals). The court granted preliminary approval of the settlement by order entered on March 4, 2019. Given that the Company has not yet received the necessary approvals from Chinese regulators as to the transfer of the settlement funds from China to the United States, the Court entered an Order dated October 13, 2020 setting a final settlement approval hearing for March 24, 2021.

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

As of this date and to the best of our knowledge, neither Wins Finance nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, motions for appointment as lead plaintiff(s) and lead counsel were filed on or before September 24, 2020, following the Court’s resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims.

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

D. Property, Plants and Equipment

Our company office space at (a) 1177 Avenue of the Americas, 5th Floor New York, NY 10036, (b) 1F, Building 1B, No. 58.Jianguo Road, Chaoyang District, Beijing, 100024, the PRC, and (c) No. 229.Yutai Road, Yuci District, Jinzhong City, Shanxi Province, 030600, the PRC. We believe that its office space is sufficient for its current purposes.

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

Our financial guarantee business was mainly conducted by Dongsheng Guarantee, which was incorporated on February 22, 2006 in Jinzhong City, Shanxi Province. It typically provides a one-year term of guarantee for customers’ loans and the guarantee scope typically covers the principal amount and interest. Guarantee fee, which is calculated with reference to the principal amount, annual guarantee fee rate and the term of the guarantee, ranges from 2% to 4%. However, on June 9, 2020, the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiary Dongsheng Guarantee, and all the information and assets of those companies was frozen. Because of this, Jinchen Agriculture and Dongsheng Guarantee are no longer under our control and their operations have been seriously and adversely affected. We have not consolidated the financial results of Jinchen Agriculture and Dongsheng Guarantee with our results for 2020 and 2019 due to our lack of control of these entities. The authorities have not explained the reasons for the asset freeze and we do not know when, or if, the freeze will be lifted.

Credit risks, including customer defaults from the guarantee business and impairment losses on the investment in financial leases, are inherent in our business. Our risk control system, based upon our “Trusted Business Circle” of core enterprises, has proved practical and efficient given the limitations in the current credit system in China. During these periods there were several financial leasing contracts outstanding. The impaired losses of our lease receivables were $19.4 million and $81.6 million for the years ended June 30, 2020 and 2019, respectively.

Our net revenue (excluding financial guarantee business), which consists primarily of direct financing lease interest income, financial advisory and lease agency income, was $(14.5) million for the year ended June 30, 2020, representing an increase of $60.0 million or 80.54%, from $(74.5) million for the year ended June 30, 2019. We note that the impairment allowance for the investment in financial leases that have affected our operating results are non-cash items and represent Management’s assessment of the default risk of its finance leasing customers. Interest on investment securities was nil for the year ended June 30, 2020, representing a decrease of $0.1 million from $0.1 million for the year ended June 30, 2019. Net income from continuing operation was $(12.0) million for the year ended June 30, 2020, representing an increase of $46.2 million, or 79.37%, from net profit from continuing operation $(58.2) million for the year ended June 30, 2019.

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture and Dongsheng Guarantee, the Company’s wholly owned subsidiaries. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and Dongsheng Guarantee. Our appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised us that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. Therefore, until the freeze is lifted (and we have not been provided any guidance about when the freeze would be lifted), we will not be able to consolidate Jinchen Agriculture and Dongsheng Guarantee into our financial statements. The operations have been discontinued, and after the lifting of the freeze of the assets of Jinchen Agriculture and Dongsheng Guarantee, we will consider divesting Jinchen Agriculture and Dongsheng Guarantee business. As such, the net income from Jinchen Agriculture and Dongsheng Guarantee will be reported as income from discontinued operations, nil and $8.4 million for the year ended June 30, 2020 and 2019, respectively.

Qualified Opinion

As disclosed in Note 1 to the financial statements, the board of directors is of the view that we have lost our ability to control our subsidiaries Shanxi Jincheng Agriculture Co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd (collectively “subsidiaries without control”). Our auditor was unable to carry out any audit procedures or to obtain information it considered necessary during its audit of the financial statements of the subsidiaries without control stated on the face of the balance sheet classified as disposal group. Therefore, the auditor could not determine the effect of adjustments, if any, on our financial position as at June 30 2020 or on our financial performance and cash flows for the year then ended.

We were unable to provide disclosure to our auditor relating to the subsidiaries without control regarding the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud. The management of the subsidiaries without control were unable to acknowledge their responsibilities for the design, implementation and maintenance of accounting and internal control systems that are designed to prevent and detect fraud and error, the objectives of which are to provide the auditor with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition and that transactions are executed as authorized.

The SEC takes the position that audit reports that express a qualified opinion due to a departure from GAAP, like the one our auditor provided on our financial statements, do not meet the requirements of Regulation S-X, and that financial statements not in conformity with GAAP, like ours, are presumed to be inaccurate or misleading, notwithstanding explanatory disclosures in footnotes or in the accountant's report. Notwithstanding the position of the SEC, we believe that it is preferable for us to release the information contained in this Annual Report on Form 20-F to our stockholders than to withhold such information.

We are working to obtain the missing information as soon as possible and plan to refile this annual report with an unqualified opinion as soon as we are able to do so.

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

We hold a significant amount of investment securities in assets management products issued by banks and financial institutions, including government bonds, corporate bonds and central bank notes. The interest income on these assets highly depends on market interest rate in the market of investment products especially government bonds and corporate bonds, and the management ability of the asset management companies. Any changes on the market conditions will affect our interest income from those investments and then the financial results.

Results of Operations

Year Ended June 30, 2020 Compared to Year Ended June 30, 2019

	For the years ended June 30,		Changes
	2020	2019	$	%
Direct financing lease income
Direct financing lease interest income	$4,934,157	7,595,992	$(2,661,835)	$(35.04)%
Interest expense for direct financing lease	(11,967)	(411,066)	399,099	97.09%
Business collaboration fee and commission expenses for leasing projects	(37,572)	(68,342)	30,770	45.02%
Provision for lease payment receivable	(19,379,086)	(81,585,960)	62,206,874	76.25%
Net direct financing lease interest income after provision for receivables	(14,494,468)	(74,469,376)	59,974,908	80.54%

Financial advisory and lease agency income	-	-	-
Net revenue	(14,494,468)	(74,469,376)	59,974,908	80.54%

Non-interest income
Interest on investment securities-held to maturity	-	105,878	(105,878)	(100.00)%
Total non-interest income	-	105,878	(105,878)	(100.00)%

Non-interest expense
Business taxes and surcharge	(7,652)	(15,827)	8,175	51.65%
Salaries and employees charges	(923,325)	(542,628)	(380,697)	(70.16)%
Rental expenses	(95,545)	(102,859)	7,314	7.11%
Other operating expenses	(481,311)	(2,062,802)	1,581,491	76.67%
Total non-interest expense	(1,507,833)	(2,724,116)	1,216,282	44.65%

Income before taxes	(16,002,301)	(77,087,614)	61,085,313	79.24%

Income tax credit	3,999,361	18,900,720	(14,901,359)	(78.84)%
NET LOSSES	(12,002,940)	(58,186,894)	46,183,953	79.37%

Income from discontinued operation	-	8,377,166	(8,377,166)	(100.00)%
Total Net Losses	$(12,002,940)	$(49,809,728)	$37,806,787	75.90%

Net Revenue

Our net revenue consists of commissions and fees on our direct financing lease interest income and financial advisory and lease agency income. Net revenue increased by $60.0 million, or 80.5% to $(14.5) million for the year ended June 30, 2020, compared to $(74.5) million for the year ended June 30, 2019. The increase is mainly due to a lower provision for lease payment receivables.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income decreased by $2.7 million, or 35.0%, to $4.9 million for the year ended June 30, 2020, compared to $7.6 million for the year ended June 30, 2019. The decrease was primarily attributable to the adverse impact of the COVID-19 outbreak affecting the lessee’s ability to repay the rental expenses.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases decreased by $0.40 million, or 97.1%, to $0.01 million for the year ended June 30, 2020, compared to $0.41 million for the year ended June 30, 2019. The decrease was primarily attributable to the decrease in the average balance of outstanding loans from banks and other financial institutions.

Business collaboration fee and commission expenses for leasing projects

We pay fees and commissions on collaboration for leasing projects for services rendered during the transaction process. Such fees and commissions decreased by 45.0% for the year ended June 30, 2020, compared to the year ended June 30, 2019.

Provision for lease payment receivable

We accrue allowances for the impairment on our investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable decreased by $62.2 million, to $19.4 million, for the year ended June 30, 2020, from $81.6 million for the year ended June 30, 2019. The decrease was primarily attributable to the outbreak of COVID-19, affecting the lessee’s ability to repay the rental expense and the Company had made specific allowance for the lease payment as at June 30 2019 based on the specific risk of collectability of the lessee was identified. Jinshang Leasing made a specific allowance of $101.9 million and $85.0 million for the years ended June 30, 2020 and 2019, respectively, for customers individually evaluated for impairment. Jinshang Leasing also made a general allowance of $0.2 million and $0.2 million for the years ended June 30, 2020 and 2019, respectively, for customers collectively evaluated for impairment. On grounds of prudence, if the client default, we will make allowance for all uncollected principal and interests (including the amount due and not due) as provision.

Net direct financing lease interest income after provision for receivables

Net direct financing lease interest income after provision for receivables was $(14.5) million for the year ended June 30, 2020, compared to $(74.5) million for the year ended June 30, 2019.

Financial advisory and agency income

Financial advisory and lease agency income was nil for the year ended June 30, 2020.

Non-interest income

Interest on investment securities-held to maturity

Interest on investment securities decreased by $0.1 million to nil for the year ended June 30, 2020, compared to $0.1 million for the year ended June 30, 2019. The decrease was primarily attributable to the recovery of investment securities in fiscal year of 2019.

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, depreciation of equipment, lawyer's fees, professional fees, consultation fees and office supplies. Non-interest expenses decreased by $1.2 million, or 44.7%, to $1.5 million for the year ended June 30, 2020, compared to $2.7 million for the year ended June 30, 2019. The decrease was primarily caused by a decrease in other operating expenses.

Non-interest expenses - Other operating expenses

	For the years ended June 30,
	2020	2019
Legal and professional fees	$158,594	$483,336
Audit fees	204,266	240,665
Depreciation	12,328	13,820
Settlement fee for class action	-	1,260,000
Others	106,123	64,981
Total	$481,311	$2,062,802

The decrease in other operating expenses was mainly caused by: (i) a decrease in legal and professional fees amounting $0.3 million in the years ended June 30, 2020; and (ii) the settlement fee confirmed in fiscal 2019.

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

Income tax credit decreased by $14.9 million to a tax credit of $4.0 million for the year ended June 30, 2020, compared to a tax credit of $18.9 million for the year ended June 30, 2019. The decrease was primarily attributable to the decrease of provision for lease payment receivable. For the years ended June 30, 2020 and 2019, losses before taxes excluding the interest on investment securities and offshore expenses was $17.3 million and $78.5 million, respectively.

Net loss from continuing operation

As a result of the above, net loss from continuing operations was $(12.0) million for the year ended June 30, 2020, compared to net loss from continuing operations of $(58.2) million for the year ended June 30, 2019.

Income from discontinued operation

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided us with any information. The legal counsel has advised us that we no longer have control of the assets or operations of Jinchen Agriculture. Therefore, until the freeze is lifted (and we have not been provided any guidance about when the freeze will be lifted), we will not be able to consolidate Jinchen Agriculture into our financial statements, so we are accounting for the frozen assets and liabilities as discontinued operation. For the year ended June 30, 2020 and 2019, income from discontinued operation was nil and $8.4 million. We have plans to dispose Jinchen Agriculture and Dongsheng Guarantee once we are able to do so when the freeze by the Bureau is lifted.

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

The Company’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for both the financing lease business and the guarantee business. The Company’s net revenues are all generated from customers in the PRC. Hence, The Company operates and manages its business within one reportable segment, which is to provide financial services in the PRC domestic market

For the year ended June 30, 2020, there were 2 customers that accounted for 50% and 14% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2019, there were 3 customers that accounted for 43%, 12% and 11% of the Jinshang Leasing’s revenue, respectively.

As of June 30, 2020, two customers accounted for 40% and 13%, respectively, of the minimum lease payments receivable of Jinshang Leasing.  As of June 30, 2019, two customers accounted for 45% and 12%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

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

Contract Balances

For the year ended June 30, 2020 and 2019, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2020 and 2019, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2020 and 2019, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

Property and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3% salvage value. The average estimated useful lives of property and equipment are discussed in Note 8.

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the corresponding accounts and includes any gain or loss in the statements of income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and improvements of equipment are capitalized

Impairment of long-lived assets

The Company applies the provisions of ASC No. 360 Subtopic 10, “Impairment or Disposal of Long-Lived Assets” (ASC 360-10) issued by the Financial Accounting Standards Board (“FASB”). ASC 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the asset. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2020 and 2019.

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

The Company elected to record its equity investments in this privately held company using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer, since the Company does not have significant influence over HuiYue and its investment in HuiYue is without readily determinable fair value. There was no observable price change for the year ended June 30, 2020.

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

As of June 30, 2020 and 2019, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

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

	June 30, 2020	June 30, 2019
Balance sheet items, except for equity accounts	7.0697	6.8680

	For the years ended June 30
	2020	2019
Items in the statements of income and comprehensive income, and statements of cash flows	7.0319	6.8221

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

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded

Operating leases

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

The following summarizes the key components of our cash flows from continuing operations for the years ended June 30, 2020 and 2019:

	For the years ended
	June 30,
	2020	2019
Net cash used in operating activities	$(3,111,416)	$(37,713,446)
Net cash (used in) provided by investing activities	(843)	48,386,950
Net cash used in financing activities	(699,469)	(17,200,372)
Effect of exchange rate change on cash, cash equivalents and restricted cash	3,780,236	(6,536,360)
Net decrease in cash and cash equivalents and restricted cash	$(31,492)	$(13,063,228)

Net cash used in operating activities was approximately $3.1 million for the year ended June 30, 2020, while net cash used in operating activities was approximately $37.7 million for the year ended June 30, 2019. The net cash used in operating activities for the year ended June 30, 2020 mainly consisted of $7.1 million of cash used in minimum lease payment receivable. The net cash used in operating activities for the year ended June 30, 2019 mainly consisted of $41.7 million of cash used in minimum lease payment receivable.

Net cash used in investing activities was approximately $843 for the year ended June 30, 2020, while net cash provided by investing activities was approximately $48.4 million for the year ended June 30, 2019. Net cash used in investing activities for the year ended June 30, 2020 of $843 of related to purchase of property, plant and equipment. Net cash provided by investing activities for the year ended June 30, 2019 mainly consisted of $46.9 million of proceeds from maturities of investment securities and $4.4 million of withdrawal of pledged bank deposits offset by $2.9 million of deposits paid to banks for financial leasing services.

Net cash used in financing activities was approximately $0.7 million for the year ended June 30, 2020, while net cash used in financing activities was approximately $17.2 million for the year ended June 30, 2019. Net cash used in financing activities for the year ended June 30, 2020 and 2019 consisted of $0.7 million and $17.2 million to repay long term loans, respectively.

Commitments and Contractual Obligations

The following table presents our material contractual obligations as of June 30, 2020 and 2019:

Contractual Obligations	Total as at June 30, 2020	Less than 1 year	1 – 3 years	3 – 5 years	5+ years
Bank loans for capital lease business–principal amount	$-	-	-	$-	$-
Other loans for capital lease business– principal amount	-	-	-	-	-
Due to a related party	464,000	464,000	-	-	-
Operating lease obligations	7,103	7,103		-	-
	$471,103	471,103		$-	$-

Contractual Obligations	Total as at June 30, 2019	Less than 1 year	1 – 3 years	3 – 5 years	5+ years
Bank loans for capital lease business–principal amount	$338,763	338,763	-	$-	$-
Other loans for capital lease business– principal amount	377,393	377,393	-	-	-
Due to a related party	464,000	464,000	-	-	-
Operating lease obligations	194,089	194,089		-	-
	$1,374,245	1,374,245		$-	$-

Off-balance Sheet Arrangements

During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.2 million (RMB44 million) (included in Note 6 - net investment in direct financing leases) and the third party provides the remaining financing of $59.4 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2020, the maximum guarantee issued by Jinshang Leasing was $65.3 million (RMB462 million).

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

In December 2019, the FASB issued ASU 2019-12 to simplify the accounting in ASC 740, Income Taxes. This guidance removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This ASU will be effective beginning on January 1, 2021. Early adoption is permitted. Certain amendments in this update must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

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

The aggregate compensation paid and other payments expensed by us to our directors and executive officers with respect to the year ended June 30, 2020 and 2019was $305,944 and $89,708 respectively. This amount includes approximately $20,241and $14,951 for the year ended June 30, 2020 and 2019 respectively, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

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

Board of Directors

Independence of Directors

We follow the rules of Nasdaq in determining whether a director is independent. The Nasdaq listing standards define an “independent director” as a person, other than an executive officer of a company or any other individual having a relationship which, in the opinion of the issuer’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Consistent with these considerations, our board of directors has determined that Xiaofeng Zhong, Jiyi Li and Weiqi Chen are independent directors of our company. Our independent directors have regularly scheduled meetings at which only independent directors are present.

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

As of June 30, 2020, we had 20 full-time employees. We recruit personnel from the open market and enter into employment contracts with employees. We offer competitive remuneration packages to employees, including salaries and bonuses to qualified employees. We provide staff training on a regular basis to enhance employees’ knowledge of financial products in the market and the applicable laws and regulations in relation to the industry in which we operate.

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

As a result of the termination of such options and the automatic termination of options upon the previously announced departures of executive officers and directors of the Company, as of June 30, 2020, the Company did not have any options outstanding.

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

Types of Awards

Options. The plan provides both for “incentive” share options as defined in Section 422 of the IRC, and for options not qualifying as incentive options, both of which may be granted with any other share-based award under the plan.

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

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 12, 2020 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 19,837,642 ordinary shares outstanding as of November 12, 2020. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of November 12, 2020 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

As of November 12, 2020, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 352 holders of record. Such holders of record held, as of that date, 98.8% of our outstanding ordinary shares, the vast majority of which are held outside the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 1.2% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

	Ordinary Shares Beneficially Owned
Name and Address of Beneficial Owner (1)	Number		Percent (2)
5% or Greater Shareholders (other than directors and executive officers)
Peilin Zhao	1,009,000	(3)	5.1%
Great Finance Holdings Limited	1,100,000	(4)	5.5%
Spectacular Bid Limited	13,440,000	(5)	67.7%
Cosmic Expert Ltd.	1,620,000	(6)	8.2%
Directors and Executive Officers
Renhui Mu	110		*
Junfeng Zhao	840,000	(7)	4.2%
Yuchan Cheng	-		*
Xiaofeng Zhong	-		*
Jiyi Li	-		*
Weiqi Chen	-		*
All director and executive officers as a group (5 persons)	840,110		4.2%

*Less than 1% of our ordinary shares.

(1)	Unless otherwise indicated the business address for the above individuals and entities is c/o Wins Finance Holdings Inc., 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024.

(2)	The percentage of beneficial ownership is calculated based on 19,837,642 outstanding ordinary shares, as of September 30, 2020.

(3)	Peilin Zhao’s business address is Room 2705-10, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong.

(4)	Represents shares held by Jing Zhao and Great Finance Holdings Limited, of which Ms. Zhao controls and therefore has voting and disposition power over such shares. The foregoing is based on a Schedule 13D/A filed October 16, 2015.

(5)	Freeman FinTech Corporation Limited controls Spectacular Bid Limited. Freeman FinTech Corporation Limited is a publicly traded company on the Hong Kong Stock Exchange.

(6)	Represents shares held by Cosmic Expert Ltd, which Wenyu Li controls. As such, she has voting and dispositive power over such shares.

(7)	Represents shares held by Glowing Assets Holdings Ltd, of which Mr. Zhao, the former CFO of Wins Finance Holdings Inc., is the sole officer and director and as such controls the voting and disposition of such shares.

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

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2020, the Company was involved in 3 lawsuits in China, of which 2 of the legal actions were initiated by the Company as plaintiff in relation to the guarantee business, and in the other of which the Company is a defendant in relation to its financing lease business (see below). The Company initiated legal proceedings to collect delinquent balances, interest and penalties from guarantees. 2 of these cases with an aggregated claim of $639,104 have been adjudicated by the Court in favor of the Company and these cases are in the process of being enforced.

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

As a result of a private mediation conducted in November 2018, the Company agreed in principle to settle the class action, on behalf of all remaining defendants. The full terms of that settlement remain confidential (but include certain contingencies concerning shareholder participation in the settlement and required court approvals). The court granted preliminary approval of the settlement by order entered on March 4, 2019. Given that the Company has not yet received the necessary approvals from Chinese regulators as to the transfer of the settlement funds from China to the United States, the Court entered an Order dated October 13, 2020 setting a final settlement approval hearing for March 24, 2021.

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

As of this date and to the best of our knowledge, neither the Company nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, motions for appointment as lead plaintiff(s) and lead counsel were filed on or before September 24, 2020, following the Court’s resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims.

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

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since June 30, 2020, until the date of the filing of this Annual Report.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Our ordinary shares were listed on the NASDAQ Capital Market on October 28, 2015 under the symbol “WINS” and the ordinary shares were suspended from trading on the Nasdaq Stock Market on October 21. 2020. Prior to October 28. 2015.there was no public trading market for our securities. Our ordinary shares were halted by the NASDAQ from June 7, 2017 until December 4, 2017.

On October 19, 2020, the Company received a letter from the Nasdaq Hearing Panel (the "Panel") of the Nasdaq Stock Exchange LLC ("Nasdaq). The letter notified the Company that since its new auditor submitted a qualified opinion on its financial statements filed on Form 20-F for the years ended December 31, 2019 and 2018 due to the freezing of a substantial portion of its assets by a public security bureau in China, this rendered the Form 20-F incomplete. Accordingly, the Panel determined to delist the Company's shares from Nasdaq. As a result, the ordinary shares were suspended from trading on the Nasdaq Stock Market on October 21, 2020.

The Company's ordinary shares have been traded on the OTC Pink Open Market under the symbol WINSF since October 22, 2020.

Transfer Agent

The transfer agent for our ordinary shares is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

B.	Plan of Distribution

Not applicable.

C.	Markets for Ordinary Shares

On October 19, 2020, the Company received a letter from the Nasdaq Hearing Panel (the "Panel") of the Nasdaq Stock Exchange LLC ("Nasdaq). The letter notified the Company that since its new auditor submitted a qualified opinion on its financial statements filed on Form 20-F for the years ended December 31, 2019 and 2018 due to the freezing of a substantial portion of its assets by a public security bureau in China, this rendered the Form 20-F incomplete. Accordingly, the Panel determined to delist the Company's shares from Nasdaq. As a result, the ordinary shares were suspended from trading on the Nasdaq Stock Market on October 21, 2020.

The Company's ordinary shares have been traded on the OTC Pink Open Market under the symbol WINSF since October 22, 2020.

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

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2020, we believe that we are not a PFIC for such year. However, because we have not completed our analysis as to our PFIC status for the 2021 fiscal year, there can be no assurance in respect to our PFIC status for such taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes in respect to:

•any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

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

ITEM 14.     MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.     CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as of June 30, 2020. Based on that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of June 30, 2020were not effective due to the material weaknesses in our internal control over financial reporting described below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over the financial reporting as of June 30, 2020, using criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of June 30, 2020 due to the following material weaknesses:

•	lack of sufficient accounting personnel qualified in US GAAP and SEC reporting; and

•	insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements.

We plan to take steps to remediate the material weaknesses in our internal control over financial reporting as soon as practicable by:

•	hiring additional internal staff familiar with US GAAP and SEC reporting. In the past couple of years, we have made offers to hire accounting personnel familiar with US GAAP and SEC reporting experience, but has as of yet been unable to hire a suitable candidate. We now plan to hire a professional recruitment agency to assist us in the identification and selection of appropriate candidates.

•	Enhance staff awareness of laws and regulations by conducting more trainings.

•	hiring sufficient staff to adequately segregate responsibilities and insure timely preparation of financial statements; and providing training to our accounting personnel on US GAAP, SEC reporting and other regulatory requirements regarding the preparation of financial statements. In July 2018 and July 2017, our financial personnel attended US GAAP and SEC reporting training sessions organized by an international accounting firm. We plan to hold similar US GAAP and SEC reporting training on a regular basis.

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

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended June 30, 2020 to contain a material misstatement.

Our independent registered public accounting firm, Audit Alliance LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of June 30, 2020.

(d) Changes in internal control over financial reporting

Except as disclosed above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

	2020	2019
Audit Fees(1)	$204,266	$240,665
Audit-Related Fees(2)	-	-
Tax Fees(3)	-	-
Total	$204,266	$240,665

75

(1)

The audit fees of $240,665 for the years ended June 30, 2019 was billed by Centurion ZD CPA & Co., our former independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements.

The audit fees of $200,000 for the years ended June 30, 2020 were billed by Audit Alliance LLP, our independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements

(2)	There were no audit-related fees for the year ended June 30, 2020 and 2019.

(3)	There were no tax fees for the years ended June 30, 2020 and 2019.

The business address of Centurion ZD CPA & Co. is Unit 1304, 13/F., Two Harbourfront, 22 Tak Fung Street, Hunghom, Hong Kong.

The business address of Audit Alliance LLP is 20 Maxwell Road, #11-09, Maxwell House, Singapore 069113.

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

During the Company's fiscal years ended June 30, 2017 and 2018 and through June 30, 2019, there were no disagreements with CZD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to CZD’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company's consolidated financial statements for such period.

During the Company’s years ended June 30, 2017 and 2018 and through June 30, 2019, except with respect to the material weaknesses described below, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F. The following material weaknesses have been identified and included in management's assessment: lack of sufficient accounting personnel qualified in US GAAP, and SEC reporting; and insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements.

The Company has provided CZD with a copy of the foregoing disclosures and has requested that CZD review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. A copy of such letter was filed as Exhibit 99.1 to the Company’s Current Report on Form 6-k filed with the SEC on July 6, 2020.

On July 17, 2020, Wins Finance Holdings Inc. (the “Company”) engaged Audit Alliance LLP (“AA”) as its principal accountant. During the years ended June 30, 2020,2019 and 2018, neither the Company nor anyone on its behalf consulted AA regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that AA concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

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

ITEM 19. EXHIBITS

No.	Description
1.1	Amended and Restated Articles of Association of the Company (incorporated by reference from Annex C-4 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
1.2	Certificate of Incorporation on Change of Name of the registrant (incorporated by reference from Annex C-1 to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
2.1	Form of the Company’s Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015)
2.2	Agreement and Plan of Reorganization, dated as of April 24, 2015 and amended on May 5, 2015, by and among Sino Mercury Acquisition Corp (“Sino”), Wins Finance Holdings Inc., Wins Finance Group Ltd. (“WFG”) and the shareholders of WFG (incorporated by reference from Annex A to the proxy statement/prospectus forming a part of the registrant’s Registration Statement on Form S-4 (Registration No. 333-204074), originally filed with the SEC on May 11, 2015).
4.1	Amended and Restated Registration Rights Agreement dated as of October 27, 2015 among the Company, the initial stockholders of Sino and the shareholders of WFG (incorporated by reference to Exhibit 10.8 to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 11, 2015.

4.2	Securities Escrow Agreement dated as of August 26, 2014, as amended on June 21, 2016 by and among the Company and the initial stockholders of Sino (incorporated by reference to Exhibit 10.3 of Sino Mercury Acquisition Corp.’s Form S-1/A filed on July 18, 2014).
4.3	Escrow Agreement dated as of October 27, 2016 among Wins Finance Holdings Inc., the Representative (as described in the Agreement and Plan of Reorganization) and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex F to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of Sino’s Form 8-K filed on April 27, 2015).
4.5	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and Bank of China, Shouzhou Branch (incorporated by reference to Exhibit 10.9 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.6	Loan Contract between Jinshang International Financial Leasing Co., Ltd. and China Citic Bank (incorporated by reference to Exhibit 10.10 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.7	Tenancy Agreement between Jinshang International Financial Leasing Co., Ltd. and Beijing Dong Sheng International Culture Industry Development Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.8	Tenancy Agreement between Shanxi Dongsheng Financial Guarantee Co., Ltd. and Shanxi Province YuciWangcheng Enterprises Limited (incorporated by reference to Exhibit 10.12 to the Registrant Statement on Form S-4/A filed on May 11, 2015)
4.9	2015 Long Term Incentive Equity Plan (incorporated by reference to Annex D to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)
4.10	Summary Purchase-and-Lease-Back Agreement dated December 23, 2015 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd. (incorporated by reference to Exhibit 4.10 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)
4.11	Summary Purchase-and-Lease-Back Agreement dated April 23, 2016 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd. (incorporated by reference to Exhibit 4.11 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)
4.12	Equity Adjustment Agreement with Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd.) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd.) dated August 28, 2018 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on _October 31, 2018)
4.13	Amendment to Equity Adjustment Agreement with Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd.) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd.) dated October 26, 2018 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on _October 31, 2018)
8.1	List of Subsidiaries of the Company(incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on _October 31, 2018)
12.1	Certification of Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Letter from Centurion ZD CPA & Co., dated July 6, 2020 (incorporated by reference to Exhibit 99.1 to the CurrentReport on Form 20-F filed on July 6, 2020)
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WINS FINANCE HOLDINGS INC.

Date: November 12, 2020	By:	/s/ Renhui Mu
	Name:	Renhui Mu
	Title:	Chief Executive Officer and Chief Operating Officer (Principal Executive Officer)

	By:	/s/ Yuchan Cheng
	Name:	Yuchan Cheng
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBIC ACCOUNTING FIRM

Opinion on the financial statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Wins Finance Holdings Inc. and subsidiaries (collectively, the “Company”) as of June 30, 2020, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ equity and cash flows for each of the year ended June 30, 2020, and the related notes (collectively referred to as the “financial statements”). Except for the matter highlighted in the Basis for qualified opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for each of the year ended June 30, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for qualified opinion

Loss of control over subsidiaries

As disclosed in Note 1 to the financial statements, the board of directors are of the view that the Company has lost its ability to control its subsidiaries and has not had control of its subsidiaries since June 9, 2020. The subsidiaries are namely Shanxi Jincheng Agriculture Co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd (collectively “subsidiaries without control”). We were unable to carry out any audit procedures or to obtain information we considered necessary during our audit of the financial statements of the subsidiaries without control stated on the face of the balance sheet of the Company classified as disposal group. Therefore, we could not determine the effect of adjustments, if any, on the financial position of Company as at June 30 2020 or on its financial performance and cash flows for the year then ended.

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

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that the Company incurred a net loss of USD12,002,940 during the year ended June 30, 2020 and as of that date, the Company reported a net cash used in operations of USD3,111,416. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that uncertainty exists that may cast doubt on the Company’s going concern assumption.

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

Singapore

November 12, 2020

WINS FINANCE HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	June 30, 2020	June 30, 2019
ASSETS
Cash	$38,820	$70,312
Net investment in direct financing leases (Note 5)	16,958,300	30,011,279
Operating lease, right-of-use asset (Note 6)	63,356	163,041
Property and equipment, net (Note 7)	26,592	48,131
Deferred tax assets, net (Note 16)	24,474,583	20,836,408
Other assets (Note 8)	2,054,907	2,106,321
Non-marketable investment (Note 3<k>)	2,828,963	2,912,040
Assets of disposal group classified as held for sale	163,251,052	171,954,262
TOTAL ASSETS	$209,696,573	$228,101,794

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business (Note 9)	-	338,763
Other loans for capital lease business (Note 9)	-	377,393
Interest payable	8,320	21,494
Income tax payable (Note 16)	1,423,022	1,202,674
Deposits from direct financing leases	5,294,690	5,406,497
Operating lease liability-current	47,904	57,990
Other liabilities (Note 10)	3,157,021	2,552,085
Due to related party (Note 17)	464,000	464,000
Operating lease liability-non-current (Note 6)	7,103	194,089
Liabilities of disposal group classified as held for sale (Note 19)	2,949,836	3,036,447
Total Liabilities	$13,351,896	$13,651,432

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2020 and 2019)(Note 12)	$1984	1,984
Additional paid-in capital	211,934,432	211,934,432
Statutory reserve (Note 13)	4,687,085	4,687,085
Retained earnings	9,557,212	21,560,152
Accumulated other comprehensive losses	(29,836,036)	(23,733,291)
Total Stockholders’ Equity	196,344,677	214,450,362
TOTAL LIABILITIES AND EQUITY	$209,696,573	$228,101,794

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended June 30,
	2020	2019
Direct financing lease income
Direct financing lease interest income	$4,934,157	$7,595,992
Interest expense for direct financing lease	(11,967)	(411,066)
Business collaboration fee and commission expenses for leasing projects	(37,572)	(68,342)
Provision for lease payment receivable	(19,379,086)	(81,585,960)
Net direct financing lease interest income after provision for receivables	$(14,494,468)	$(74,469,376)

Net revenue	$(14,494,468)	$(74,469,376)

Non-interest income
Interest on investment securities-held to maturity	-	105,878
Total non-interest income	$-	$105,878

Non-interest expense
Business taxes and surcharges	(7,652)	(15,827)
Salaries and employee charges	(923,325)	(542,628)
Rental expenses (Note 6)	(95,545)	(102,859)
Other operating expenses	(481,311)	(2,062,802)
Total non-interest expense	$(1,507,833)	$(2,724,116)

Income before taxes	(16,002,301)	(77,087,614)

Income taxes credit (Note 16)	3,999,361	18,900,720

NET LOSSES	$(12,002,940)	$(58,186,894)

Income from discontinued operation	$-	8,377,166

Total Net Losses	(12,002,940)	(49,809,728)

Other comprehensive loss
Foreign currency translation adjustment	(6,102,745)	(9,623,857)
COMPREHENSIVE LOSS	$(18,105,685)	$(59,433,585)

Weighted-average ordinary shares outstanding (Note 15)
Basic	19,837,642	19,837,642
Diluted	19,837,642	19,837,642

Earnings per share(Note 15)
Basic	$(0.61)	$(2.51)
Diluted	$(0.61)	$(2.51)
From continuing operation	$(0.61)	$(2.93)
From discontinued operation	$-	$0.42

See notes to the consolidated financial statements

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In US dollars, except share data)

	Common Stock		Additional	Accumulated Other Comprehensive	Statutory	Retained	Total Stockholders’
	Shares	Amount	Paid-in Capital	(Loss) Income	Reserve	Earnings	Equity
Balance as of June 30, 2018	19,837,642	$1,984	$211,934,432	$(14,109,434)	$4,687,085	$71,369,880	$273,883,947
Net losses	-	-	-	-	-	(49,809,728)	(49,809,728)
Foreign currency translation adjustment	-	-	-	(9,623,857)	-	-	(9,623,857)
Balance as of June 30, 2019	19,837,642	$1,984	$211,934,432	$(23,733,291)	$4,687,085	$21,560,152	$214,450,362
Net losses	-	-	-	-	-	(12,002,940)	(12,002,940)
Foreign currency translation adjustment	-	-	-	(6,102,745)	-	-	(6,102,745)
Balance as of June 30, 2020	19,837,642	$1,984	$211,934,432	$(29,836,036)	4,687,085	9,557,212	196,344,677

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Continuing Operation
Net losses	$(12,002,940)	(58,186,894)
Depreciation	21,118	41,000
Provision for lease payment receivables	19,379,086	81,585,960
Deferred tax (benefit)	(4,255,391)	(20,055,500)
Changes in assets and liabilities:
Net investment in direct financing leases	(7,116,662)	(41,724,936)
Interest receivable	-	4,293,657
Other assets	180,508	473,025
Lease receivable in lease agency transaction	(92,689)	(1,930,374)
Interest payable	(12,629)	(130,205)
Income tax payable	256,030	1,127,838
Deposits from direct financing leases	42,663	(4,397,481)
Other liabilities	489,490	1,190,464
Net Cash Provided by (Used in) Operating Activities from Discontinued Operation	-	(229,263)
Net Cash Provided by (Used in) Operating Activities	(3,111,416)	(37,942,709)

CASH FLOWS FROM INVESTING ACTIVITIES
Continuing Operation
Proceeds from maturities of investments securities	-	46,906,465
Deposits paid to banks for financial leasing services	-	(2,916,996)
Withdrawal of pledged bank deposits	-	4,397,481
Purchase of property, plant and equipment	(843)
Net Cash Provided by (Used in) Investing Activities from Discontinued Operation		(3,266,588)
Net Cash Provided by (Used in) Investing Activities	(843)	45,120,362

CASH FLOWS FROM FINANCING ACTIVITIES
Continuing Operation
Repayment of loans	(699,469)	(17,200,372)
Net Cash (Used in) Provided by Financing Activities	(699,469)	(17,200,372)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM CONTINUING OPERATION	3,780,236	(6,536,360)
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM DISCONTINUED OPERATION	(221,827)	5,907,827

NET(DECREASE) IN CASH FROM CONTINUING OPERATION	(31,492)	(13,063,228)
NET (DECREASE) AND INCREASE IN CASH FROM DISCONTINUED OPERATION	(221,827)	2,411,976
Cash and cash equivalents at beginning of year	70,312	13,133,540
Cash and cash equivalents at beginning of year-disposal groups	7,775,528	5,363,552
Cash and cash equivalents at end of year	$38,820	70,312
Cash and cash equivalents at end of year-disposal groups	7,553,701	7,775,528

SUPPLEMENTAL CASH FLOW INFORMATION:
Continuing Operation
Cash paid for income taxes	$-	26,942
Cash paid for interest expense	$11,966	443,186
Discontinued Operation
Cash paid for income taxes	-	256,613
Cash paid for interest expense	-	-

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

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

WFG was incorporated under the laws of British Virgin Islands on July 27, 2014 and was initially owned 100% by Mr. Wang Hong. On October 23, 2014, WFG acquired a wholly-owned subsidiary, Full Shine, which is a shell company incorporated in the laws of the Hong Kong Special Administrative Region (the “HKSAR” or “Hong Kong”), for HK$1.

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

FOR THE YEARS ENDED JUNE 30, 2020

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

As at June 30 2020 and the date of approval of the consolidated financial statements, the Company had the following wholly-owned subsidiaries:

Place and date of
Name of entity	establishment	Registered capital	Principal activities

Wins Finance Group	British Virgin Islands	USD 30,000,100.00	A holding company 100%
Limited(“WFG”)	July 27, 2014		owned by Wins Finance

Full Shine Capital	Hong Kong		A holding company 100%
Resources Limited	August 01, 2013	HKD 1.00	owned by WFG
(“Full Shine”)

Jinshang International	PRC	USD 180,000,000.00	A company providing
Financial Leasing	May 18, 2009		financial leasing services
And
Co.,Ltd (“Jingshang Leasing”)			100% owned by Full shine

GOING CONCERN AND MANAGEMENT’S PLANS

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred losses for the year ended June 30, 2020 of approximately $12 million from continuing operation and net cash used in operating activities in 2020 of approximately $3.11 million from continuing operations. The Company has funded these losses primarily through cash generated from operations over the years. The Company expects revenue in the year ended June 30, 2021 to decrease 25% as compared with the year ended June 30, 2020 due to the adverse impact of the COVID-19 outbreak on the Company's financial leasing business. Although COVID-19 was contained in China in the second half of 2020, the lessee’s ability to repay the rental expense was still affected and the Company had made a specific allowance for the lease payment in the amount of $101,862,247 as of June 30, 2020 based on the specific risk of collectability of the lessee was identified.

As of June 30, 2020, the Company’s cash balances totaled $38,000. The Company has taken an intensive review of operations and expenditures, including selling, distribution and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company's existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from June 30, 2020. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

For the year ended June 30, 2020, there were2 customers that accounted for 50% and 14% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2019, there were 3 customers that accounted for 43%, 12% and 11% of the Jinshang Leasing’s revenue, respectively.

As of June 30, 2020, two customers accounted for 40% and 13%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2019, two customers accounted for 45% and 12%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

(d)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and all highly liquid investments with original maturities of three months or less that are unrestricted as to withdrawal and use.

(e)   Restricted Cash

Restricted cash represents cash pledged to banks.

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

FOR THE YEARS ENDED JUNE 30, 2020

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

Contract Balances

For the year ended June 30, 2020 and 2019, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2020and 2019, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2020 and 2019, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2020 and 2019.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

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

The Company elected to record its equity investments in this privately held company using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer, since the Company does not have significant influence over Hui Yue and its investment in Hui Yue is without readily determinable fair value. There was no observable price change for the year ended June 30, 2020.

Equity investments in Hui Yue accounted for using the measurement alternative are subject to periodic impairment reviews. The Company's impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

All gains and losses on non-marketable equity securities, realized and unrealized, are recognized in non-interest income (expenses).Dividend income is recognized when the right to receive the payment is established.

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

As of June 30, 2020 and 2019, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

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

	June 30, 2020	June 30, 2019
Balance sheet items, except for equity accounts	7.0697	6.8680

	For the years ended June 30
	2020	2019
Items in the statements of income and comprehensive income, and statements of cash flows	7.0319	6.8221

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

FOR THE YEARS ENDED JUNE 30, 2020

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

FOR THE YEARS ENDED JUNE 30, 2020

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

FOR THE YEARS ENDED JUNE 30, 2020

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

In December 2019, the FASB issued ASU 2019-12 to simplify the accounting in ASC 740, Income Taxes. This guidance removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. This guidance also clarifies and simplifies other areas of ASC 740. This ASU will be effective beginning on January 1, 2021. Early adoption is permitted. Certain amendments in this update must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. The Company does not believe the adoption of this ASU would have a material effect on the Company’s consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income and comprehensive income and statements of cash flows.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

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

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. As of June 30, 2020 and 2019, the Company held cash and restricted cash was $Nil, that was not insured by any governmental authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with well-known financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.

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

FOR THE YEARS ENDED JUNE 30, 2020

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

The Company expects revenue in the year ended June 30, 2021 to decrease 25% as compared with the year ended June 30,2020 due to the adverse impact of the COVID-19 outbreak on the Company's financial leasing business. Besides, because of the COVID-19 outbreak, the lessee’s ability to repay the rental expense was affected and the Company had made specific allowance for the lease payment amounting to USD 101,862,247 as of June 30, 2020 based on the specific risk of collectability of the lessee.

NOTE 4-               INVESTMENTS SECURITIES – HELD TO MATURITY

Investments securities – held to maturity as of June 30, 2020 and 2019mainly represented asset management products that Jinshang Leasing purchased from financial institutions. The term for the investments is one year or three or five years, and Jinshang Leasing has the ability and intents to hold the security until maturity. Interest from these investments varies from 5% to 5.5% annually, with deduction of a management fee, and was receivable quarterly, annually or upon maturity. Given that the amount of returns of the investments is determinable, the Company recorded these investments at amortized cost using the effective interest.

The balances of investments securities as of June 30, 2020 and June 30, 2019 was nil.

Interest income from these investments was $ Nil and $105,878 for the years ended June 30, 2020and 2019, respectively. Earned but uncollected interest was nil both of as of June 30, 2020 and 2019.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

NOTE 5 -             NET INVESTMENT IN DIRECT FINANCING LEASES

Jinshang Leasing’s leasing operations consist principally of leasing high value equipment under direct financing leases expiring in 1-5 years as of the balance sheets dates. The leases bear effective interest rate of 4.3% - 13.3% per annum.

The following is a summary of the components of the Jinshang Leasing’s net investment in direct financing leases at June 30, 2020 and 2019:

	June 30, 2020	June 30, 2019
Total minimum lease payments to be received	$122,561,475	$121,043,154
Less: Amounts representing estimated executory costs	-	-
Minimum lease payments receivable	122,561,475	121,043,154
Less: unearned income, representing interest	(3,533,936)	(5,806,618)
Present value of minimum lease receivable	119,027,539	115,236,536
Less: Allowance for uncollectible receivables	(102,069,239)	(85,225,257)
Net investment in direct financing leases	$16,958,300	$30,011,279

Future minimum lease receipts under non-cancellable direct financing lease arrangements are as follows:

	June 30, 2020	June 30, 2019
Within 1 year	$113,637,581	$98,532,910
2 years	7,340,325	14,124,241
3 years	1,583,569	7,022,776
4 years	-	1,363,227
Total minimum finance lease receivables	$122,561,475	$121,043,154

An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date the payment was contractually due. The accrual of direct financing lease interest income had been suspended on delinquent finance lease receivables with remaining contractual amounts due of $102,069,239 and $85,225,257 as of June 30, 2020 and 2019. As of June 30, 2020 and 2019, there were no recorded investment in direct financing leases past due 90 days or more and still accruing.

The following is a credit quality analysis of finance lease receivables. In the event that an instalment repayment of a finance lease receivables is overdue for more than 30 days, the entire outstanding balance of the finance lease receivables is classified as overdue. If the instalment repayment is overdue within 30 days, only the balance of this instalment is classified as overdue.

	June 30, 2020		June 30, 2019
Overdue and credit-impaired	$		$
– Overdue within 90 days (inclusive)		-		632,212
– Overdue above 90 days		9,195,673		3,156,238
Not yet overdue but credit impaired		92,666,574		81,234,615

Overdue but not credit-impaired
– Overdue within 30 days (inclusive)		-		-
– Overdue 31 to 90 days (inclusive)		-		-
– Overdue above 90 days		-		-
Neither overdue nor impaired		17,165,292		30,213,471

Less: Allowances for impairment losses		(102,069,239)		(85,225,257)
Net investment in direct financing leases, end of year		$16,958,300		$30,011,279

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

The allowance for uncollectible minimum lease payments receivables in direct financing leases for the years ended June 30, 2020 and 2019 were as following:

	June 30, 2020	June 30, 2019
Allowance for uncollectible receivables at the beginning of year	$85,225,257	$4,342,576
(Reversal of Provision)for lease payment receivables	(10,626)	(574,002)
Provision for lease payment receivables	19,368,460	82,159,962
Effect of foreign currency translation	(2,513,852)	(703,279)
Allowance for uncollectible receivables at the end of year	$102,069,239	$85,225,257

	June 30, 2020	June 30, 2019
Allowance for uncollectible receivables relating to:
Individually evaluated for impairment	$101,862,247	$85,023,066
Collectively evaluated for impairment	206,992	202,191
Ending balance	$102,069,239	$85,225,257

Minimum lease payments receivable
Individually evaluated for impairment	$101,862,247	$85,572,930
Collectively evaluated for impairment	20,699,228	35,470,224
Ending balance	$122,561,475	$121,043,154

The finance leases receivable has no pledged as collateral for the Company’s other loans as of June 30, 2020.The finance leases receivable with a gross amount of approximately $1,433,609 (RMB9,846,081) were pledged as collateral for the Company’s other loans (Note 10) as of June 30, 2019.

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

The risk classification of direct financing lease receivables is as follows:

	June 30, 2020	June 30, 2019
Normal	$20,699,228	$36,020,088
Abnormal	101,862,247	85,023,066
Total	$122,561,475	$121,043,154

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

NOTE 6 -          LEASES

	June 30, 2020	June 30, 2019
Operating leases:
Operating lease right of use assets	63,356	163,041
Current operating lease liabilities	47,904	57,990
Non-current operating lease liabilities	7,103	194,089
Total operating lease liabilities	$55,007	$252,079

Maturities of lease liabilities were as follows:

For the year ended June 30,	Operating lease
2021	$61,304
Total	$61,304
Less: amount representing interest	$6,297
Present value of future minimum lease payments	$55,007
Less: Current obligations	$47,904
Long-term obligations	$7,103

Operating lease expense for the years ended June 30, 2020 and 2019 was $ 95,545 and $ 102,859, respectively The remaining lease term is eight months as to the year ended June 30, 2020. Discount rate was 5.46%.

NOTE 7 -          PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2020 and 2019 consisted of the following:

	Useful life (years)	Salvage value	June 30, 2020	June 30, 2019
Leasehold improvement	20	3%
Vehicles	5	3%	463,425	477,034
Office equipment	5	3%	190,763	196,365
Electric equipment	5	3%	23,841	23,678
Less: accumulated depreciation			(651,437)	(648,946)
Property and equipment, net			$26,592	$48,131

Depreciation expense totaled $2,491and $17,846 for the years ended June 30, 2020 and 2019, respectively.

NOTE 8 -          OTHER ASSETS

Other assets as of June 30, 2020 and 2019 consisted of:

	June 30, 2020	June 30, 2019
Deposit for direct financing lease	$-	$182,782
Advance payment to third party companies	1,839	872
Other receivables	2,053,068	1,922,667
	$2,054,907	$2,106,321

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

NOTE 9 -          LOANS FOR CAPITAL LEASE BUSINESS

Bank loans

Bank loans of $Nil and $338,763 as of June 30, 2020 and 2019, respectively, represented RMB denominated loans Jinshang Leasing obtained for Yancheng projects from CITIC Bank.

The CITIC Bank loan for Yancheng project with a principal amount of RMB3.1 million ($0.5 million) was obtained in April 2015, bears interest at the fixed rate of 5.75% per annum, has a term from April 3, 2015 to February 12, 2020, pledged with time deposit certificate from Potevio New Energy Yancheng Co., Ltd (lessee of Yancheng project) of $498,898 (RMB3,426,450) as of June 30, 2019.

Interest expense incurred on the bank loans for the years ended June 30, 2020 and 2019 were $10,369and $324,350, respectively.

Other loans

Other loans of $ Nil and $377,393 as of June 30, 2020 and 2019 represented RMB denominated loans Jinshang Leasing obtained in July 2016 and April 2017 for its various direct financing lease projects from Great Wall Guoxing Financial Leasing Co., Ltd. The loans bear interest at the fixed rate of 6% per annum and the term of the loans is thirty months and matures in 2019, and pledged against the Company’s receivables from its certain direct financing leases, with a gross carrying amount of $1,433,609 (RMB9,846,081) as of June 30, 2019, Jinshang Leasing paid deposits totaled $182,782 (RMB1,255,355) (Note 9) to Great Wall Guoxing Financial Leasing Co., Ltd as of June 30, 2019, respectively, which are non-interest bearing and repayable upon maturity of the other loans.

Interest expense incurred on the other loans for the years ended June 30, 2020 and 2019 were $1,597 and $118,821, respectively.

As of June 30, 2020, the borrowings was Nil.

As of June 30, 2019, the borrowings will be due according to the following schedule:

	Bank loans (principal amounts)	Other loans (principal amounts)
Within 1 year	$338,763	$377,393
Between 1 to 2 years
Between 2 to 3 years	-	-
Between 3 to 4 years	-	-
Between 4 to 5 years	-	-
Beyond 5 years	-	-
	$338,763	$377,393

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

NOTE 10 -          OTHER LIABILITIES

Other liabilities as of June 30, 2020 and 2019 consisted of:

	June 30, 2020	June 30, 2019
Other tax payable	$1,428,070	$1,223,716
Accrued payroll	54,010	41,215
Other payables	1,674,941	1,287,154
	$3,157,021	$2,552,085

NOTE 11 -          SHARE-BASED COMPENSATION

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

The following table summarizes stock award activity and related information for all of Wins Finance’s Equity Plans for the years ended June 30, 2020 and 2019:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term In Years
$
Outstanding, July 1, 2016	1,270,000	12	2.42
Granted	-	12	3.00
Exercised	-	-	-
Forfeited	(1,190,000))	12	-
Canceled	(80,000)	12	-
Outstanding, June 30, 2017, 2018 and 2019	-	-	-
Granted	-	-	-
Exercised	-	-	-
Forfeited	-	-	-
Canceled	-	-	-
Outstanding, June 30, 2020	-	-	-

Exercisable, June 30, 2019and 2020	-	-	-
Vested and expected to vest, June 30, 2019and 2020	-	-	-

During the year ended June 30, 2017, 1,190,000 options were forfeited and 80,000 options were cancelled due to the termination of the holders’ employment prior to vesting. On February 14, 2017, Wins Finance terminated the remaining option agreements with the employees for no consideration. No options remained outstanding following the cancellation and as of June 30, 2019 and 2020.

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

In connection with the grant of stock options to employees, the Company recorded share-based compensation charges of nil and nil , respectively, for the years ended June 30, 2020 and 2019, respectively. The negative amount in 2017 resulted from the reversal of share-based compensation expense for the Company’s options that were cancelled due to the termination of the holder’s employment prior to vesting.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

NOTE 12 -          CAPITALIZATION

Common Stock

As of October 26, 2015, Wins Finance is authorized to issue up to 100,000,000 ordinary shares with a par value of $0.0001, 21,526,747 shares of Common Stock were issued and outstanding. 16,800,000 and 4,726,747 ordinary shares were held by WFG's shareholders and former stockholders of Sino, respectively.

On June 28, 2016, the Company repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180, and 1,480,000 shares from Bluesky LLC for $17,464,000. Of the amounts payable to Bluesky, $17 million was paid. Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President. Balance of $464,000 remained unpaid as of June 30, 2020and June 30, 2019

On December 2, 2016, the Company repurchased 204,005 of its ordinary shares from Richard Xu, a former officer of the Company, for a consideration of $204.

As of June 30, 2020 and 2019, there were 19,837,642 shares of common stock issued and outstanding.

NOTE 13 -          STATUTORY RESERVE

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

NOTE 14 -          EMPLOYEE RETIREMENT BENEFITS

The Company has made employee benefit contributions in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the salaries and employee charges when incurred. The contributions made by the Companies were $95,017 and $124,667 for the year ended June 30, 2020 and 2019, respectively.

NOTE 15 -          EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2020 and 2019, respectively:

	June 30, 2020	June 30, 2019
Net income/(loss) attributable to the common shareholders	$(12,002,940)	$(49,809,728)

Basic weighted-average common shares outstanding	19,837,642	19,837,642
Effect of dilutive securities		-
Diluted weighted-average common shares outstanding	19,837,642	19,837,642
Earnings (loss) per share – Basic	$(0.61)	$(2.51)
Earnings (loss) per share – Diluted	$(0.61)	$(2.51)

Earnings (loss) per share – From continuing operations	$(0.61)	$(2.93)
Earnings (loss) per share – From discontinued operations	$-	$0.42

Basic earnings per share are computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by adding other common stock equivalents, including non-vested common share in the weighted average number of common shares outstanding for a period, if dilutive. As of June 30, 2020 and 2019, there were no dilutive securities.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

NOTE 16 -          INCOME TAXES

Pursuant to the relevant rules and regulations of the Cayman Islands and the BVI, the Company and its subsidiary incorporated therein are not subject to any income tax pursuant to the rules and regulations of their respective countries of incorporation.

No Hong Kong Profits Tax has been made for the years ended June 30, 2020and 2019 as Full Shine had no assessable profits arising in Hong Kong.

The provision for PRC Enterprise Income Tax (“EIT) is calculated at 25% of the estimated assessable profits of the subsidiaries established in the PRC during the years ended June 30, 2020and 2019.

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

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits of the position, and measures the unrecognized benefits associated with the tax position. For the years ended June 30, 2020 and 2019, the Company had no unrecognized tax benefits.

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

Income tax payable represented enterprise income tax at a rate of 25% of taxable income the Company accrued but not paid. Income tax payable as of June 30, 2020 and 2019 comprises:

	June 30, 2020	June 30, 2019
Jinshang Leasing	1,423,022	1,202,674
Total	$1,423,022	$1,202,674

	For the years ended June 30,
	2020	2019
Current income tax (expense)	(256,030)	(1,154,780)
Deferred tax benefit	4,255,391	20,055,500
Total credit for income taxes	3,999,361	18,900,720

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 25% is as follows:

	June 30, 2020	June 30, 2019
PRC statutory tax	25%	25.0%
Effect of non-deductible expenses	(30.3)%	(27.4)%
Effect of non-taxable income	3.7%	0.5%
Others	(23.4)%	(22.9)%
Effective tax rate	(25.0)%	(24.8)%

Deferred tax arose from the difference in tax and accounting base of the deductible lease payment receivable loss and difference in direct financing lease income recognition between PRC and U.S. GAAP.

	June 30, 2020	June 30, 2019
Deferred tax assets
Provision for direct financing lease	$25,517,310		$21,306,314
Direct financing lease income	(1,042,727)		(469,906)
Specific allowance on guarantee			-
Total deferred tax assets	24,474,583		20,836,408
Less: Valuation allowance			-
Less: Net off with deferred tax liabilities for financial reporting purposes			-
Nettotal deferred tax assets	$24,474,583		$20,836,408

Deferred tax liabilities
Guarantee paid on behalf of guarantee service customers loss	$-		$-
Commissions and fees on financial guarantee services	-		-
Direct financing lease income	-		-
Total deferred tax liabilities
Less: Net off with deferred tax assets for financial reporting purposes	-		-
Net total deferred tax liabilities	$-	$

For the purpose of presentation in the consolidated balance sheets, certain deferred tax assets and liabilities have been offset.

As of June 30, 2020and 2019, the Company had net deferred tax assets of $24,299,486 and $20,836,408, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management considered all available evidence, both positive and negative, in determining the realizability of deferred tax assets at June 30, 2020 and 2019. Management considered carry back availability, the scheduled reversals of deferred tax liabilities, projected future taxable income during the reversal periods, and tax planning strategies in making this assessment. Management also considered recent history of taxable income, trends in the Company’s earnings and tax rate, positive financial ratios, and the impact of the downturn in the current economic environment (including the impact of credit on allowance and provision for guarantee and direct financing lease losses; and the impact on funding levels) on the Company. Based upon its assessment, management believes that a valuation allowance was not necessary as of June 30, 2020 and 2019.

As of June 30, 2020 and 2019, the Company intends to permanently reinvest the undistributed earnings of its operating subsidiaries to fund future operations. As such, no provision has been made for deferred tax assets related to the future repatriation of the cumulative undistributed earnings of the PRC subsidiaries of $51,295,890 and $39,293,597 as of June 30, 2020 and 2019, respectively.

For the years ended June 30, 2020 and 2019, the Company has not been selected for examination by the applicable tax authority and no resolution of tax audits were expected to be material to the financial statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

NOTE 17 -          RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Related party balances as of June 30, 2020 and 2019 (apart from those disclosed elsewhere in these financial statements) consisted of:

	June 30, 2020	June 30, 2019
Due to related party
Bluesky LLC	$464,000	$464,000
	$464,000	$464,000

Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President.

The amount due to Bluesky LLC was interest free, unsecured and due on demand.

NOTE 18 -           COMMITMENTS AND CONTINGENCIES

Guarantee Commitments

During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.2 million (RMB44 million) (included in Note 6 - net investment in direct financing leases) and the third party provides the remaining financing of $59.4 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2020, the maximum guarantee issued by Jinshang Leasing was $65.3 million(RMB462 million).

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

Litigation

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2019, the Company was involved in 1 lawsuit in China, which the Company is a defendant in relation to its financing lease business (see below). The cases are in the process of being enforced.

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

As a result of a private mediation conducted in November 2018, the Company agreed in principle to settle the class action, on behalf of all remaining defendants. The full terms of that settlement remain confidential (but include certain contingencies concerning shareholder participation in the settlement and required court approvals). The court granted preliminary approval of the settlement by order entered on March 4, 2019. Given that the Company has not yet received the necessary approvals from Chinese regulators as to the transfer of the settlement funds from China to the United States, the Court entered an Order dated October 13, 2020 setting a final settlement approval hearing for March 24, 2021.

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

As of this date and to the best of our knowledge, neither the Company nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, motions for appointment as lead plaintiff(s) and lead counsel were filled on or before September 24, 2020, following the Court’s resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

NOTE 19 -           DISPOSAL GROUPS HELD FOR SALE

As at 30 June 2020 and 30 June 2019, the Company determined that it had lost control of the subsidiaries Jinchen Agriculture and Dongsheng Guarantee.

The management of the Company has concluded that the Company has no option but to de-consolidate Jinchen Agriculture and Dongsheng Guarantee from its financial reporting as at June 30. 2020 and 2019.

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

As shareholders will be aware, the Company has been unable to complete its financial reporting on a Group basis (including the PRC subsidiaries information). The Board did not, until now, believe that de-consolidation was warranted as they were waiting for further information and confirmations on the subsidiaries Jinchen Agriculture and Dongsheng Guarantee. This has led the Company to seek several extensions for submission of the reports and left the Company facing potential de-listing by Nasdaq. The Board now believes that the decision to de-consolidate as at June 30.  2020 and 2019 is justified.

The de-consolidation is based on a combination of factors:

1. The Board and the management has incomplete record for the Company itself and no access to the original books and records of the subsidiaries of Jinchen Agriculture and Dongsheng Guarantee due to the freeze by the Bureau.

2. The Company, although owing 100% of the subsidiaries of Jinchen Agriculture and Dongsheng Guarantee, is only able to affect control over them via the cooperation of the managements of the subsidiaries or the Bureau. As the management of the subsidiaries was out of connection and the assets and documents were freeze by the Bureau, there are significant legal and financial obstacles to regaining the control of the subsidiaries.

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

5. The Company intend to dispose the right to major shareholders for which the price will be determined later and subject to shareholder approval.

Given the circumstances and based on the available information, the Board believes that the Company and its shareholders have been the victim of financial misreporting and the loss control of the subsidiaries of Jinchen Agriculture and Dongsheng Guarantee.

The Board believes that de-consolidating the accounts as at June 30, 2020 and 2019 will be the fairest and most accurate way of reporting the Company’s financial position going forward and will allow the Company to pursue a restructuring and reorganization of its listing to safeguard its remaining value.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

Details of the disposal are as follows:

Carrying amounts of assets of which control was lost:

	June 30, 2020	June 30, 2019
ASSETS
Cash	$3,755,831	$7,775,528
Restricted cash	15,568,983	16,026,192
Commission receivable	1,211,140	1,246,707
Compensation receivable	100,622	103,577
Advance payment	17,217	17,724
Interest receivable	15,940,393	16,408,380
Other receivable	198	-
Available-for-sale financial assets	126,596,083	130,313,790
Property and equipment, net	60,585	62,364
TOTAL ASSETS	$163,251,052	$171,954,262

LIABILITIES
Allowance on guarantee	$348,854	$359,098
Unearned Income-Guarantee commission	77,902	80,190
Income tax payable	2,243,618	2,309,505
Other liabilities	75,381	77,580
Deferred tax liabilities	204,081	210,074
TOTAL LIABILITIES	$2,949,836	$3,036,447
Net assets de-recognised	$160,301,216	$168,917,815

NOTE 20 -          SUBSEQUENT EVENTS

Loss of control over subsidiaries

On June 9, 2020, the Changzhi Public Security Bureau ( the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to the action, the Bureau froze the assets of Jincheng Agriculture and its subsidiaries. Up to the date of the report, the Company’s management was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised that the Company no longer has control of the assets or operations of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Therefore, until the freeze is lifted, the Company will not be able to consolidate Jinchen Agriculture and its subsidiary Dongsheng Guarantee into its financial statements.

On November 2, 2020, the Company applied to Changzhi Public Security Bureau for assistance, hoping to take all appropriate and necessary actions as soon as possible,including but not limited to:

1.	Under the supervision of Changzhi Public Security Bureau, the external auditors and lawyers authorised by the Company on the site of Jincheng Agriculture and its subsidiary shall retrieve or check the financial data and business contracts of the subsidiaries sealed by the relevant authorities

2.	Under the supervision of Changzhi Public Security Bureau, the external auditors and lawyers authorised by the Company on the site of Jincheng Agriculture and its subsidiary shall send confirmation request letters to the debtors of the subsidiaries and affix the official seal of Jincheng Agriculture and its subsidiary.

The Company’s other business are unaffected by the freeze and continue to operate normally

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

Legal issues

On July 24, 2020, Samuel Kamau filed a shareholder class action complaint in the District Court for the Central District of California seeking unspecified monetary damages for alleged violations of the United States Securities Exchange Act of 1934 during the period from October 31, 2018 to July 6, 2020 against Wins Finance Holdings Inc., Renhui Mu, and Junfeng Zhao (entitled Kamau v. Wins Finance Holdings, Inc., et al.; C.D. Cal. Case No. 2:20-cv-06656). Plaintiffs initial complaint alleges, among other things, that Defendants purportedly violated the securities laws by failing to disclose that the repayment of a RMB 580 million "loan" to Guohong Asset Management Co., Ltd. was ''highly uncertain," and that the resignation of the Company’s former independent auditor was foreseeably likely given the non-payment of the foregoing loan as well as alleged material weaknesses in the Company's control over financial reporting. As of this date and to the best of our knowledge, neither the Company nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, the deadline for the submission of motions for appointment as lead plaintiff(s) and lead counsel are due on or before September 24, 2020, following the resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims. For this reason, we cannot provide a meaningful evaluation at this time of the likelihood of an unfavorable outcome. Similarly, because the action seeks unspecified damages, and because the shareholder class has not yet been certified by the Court, we cannot provide a meaningful evaluation of the amount or range of potential loss. Finally, given the preliminary status of this newly-filed action, we have not yet received instructions from the Company as to whether it will defend or seek to settle this matter.

Influence of COVID-19

The Company expects revenue in the year ended June 30,2021 to decrease 25% as compared with the year ended June 30,2020 due to the adverse impact of the COVID-19 outbreak on the Company's financial leasing business. Despite COVID-19 was contained in China in the second half of 2020, the lessee’s ability to repay the rental expense was still affected and the Company had made specific allowance for lease payments amounting to USD 101,862,247 as at June 30 2020 based on the specific risk of collectability of the lessees identified.