Form 20-F
period 2021-06-30
Wins Finance Holdings Inc.
filed 2021-10-29
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

☐              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

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

As of October 29, 2021, the registrant had 19,837,642 ordinary shares outstanding.

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

CERTAIN INFORMATION

In this Annual Report on Form 20-F, or the “Annual Report”, unless the context indicates otherwise, all references to the terms “Wins Finance” “we,” “us,” “our company,” “the Company” and “our,” refer to Wins Finance Holdings Inc. and its wholly-owned subsidiaries, Wins Holdings LLC(“WHL”),Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture) and Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”), On June 9, 2020, the Company’s Board of Directors voted to dispose of Jinchen Agriculture and Dongsheng Guarantee, all references to “China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government. In this Annual Report, all references to “Renminbi,” or “RMB” are to the legal currency of China and all references to “USD”. “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our legal counsel was unable to determine the cause of the freeze as the authorities did not provide us with this information, and our legal counsel advised us that we no longer have control of the assets or operations of both Jinchen Argiculture and Dongsheng Guarantee. Consequently, the Company’s Board of Directors voted to dispose of Jinchen Agriculture and Dongsheng Guarantee.

On January 6, 2021, Wins Finance and Shanghai Guyuan signed an asset disposal agreement, pursuant to which on January 6, 2021, Wins Finance, sold its entire interest in Shanxi Jinchen Agriculture Ltd. (“Jinchen Agriculture”) (including its subsidiary Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”)) to Shanghai Guyuan (the “Purchaser”) in exchange for the Purchaser assuming the obligations of Jinchen Agriculture. Therefore, the Company will not be able to consolidate Jinchen Agriculture and Dongsheng Guarantee into its financial statements. The Company’s other business are unaffected by the disposal and continue to operate normally.

The Company’s functional currency is USD. The functional currency of Jinshang Leasing, is Chinese Yuan, or RMB. For financial reporting purposes, the financial statements of Jinshang Leasing, are prepared using RMB and translated into the Company’s functional currency, USD at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and owners’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The audited financial statements in this Annual Report have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements that may be deemed to be “forward-looking statements” within the meaning of the federal securities laws. These statements relate to anticipated future events, future results of operations and/or future financial performance. In some cases, you can identify forward-looking statements by their use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “future,” “intend,” “may,” “ought to,” “plan,” “possible,” “potentially,” “predicts,” “project,” “should,” “will,” “would,” negatives of such terms or other similar terms. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The forward-looking statements in this Annual Report include, without limitation, statements relating to:

●	our goals and strategies;
●	our future business development, results of operations and financial condition;
●	our estimates regarding expenses, future revenues, capital requirements and our need for additional financing;
●	our estimates regarding the market opportunity for our services;
●	the impact of government laws and regulations;
●	our ability to recruit and retain qualified personnel;
●	our failure to comply with regulatory guidelines;
●	uncertainty in industry demand;
●	general economic conditions and market conditions in the financial services industry;
●	the effects of COVID-19 or other pandemics;
●	future sales of large blocks or our securities, which may adversely impact our share price; and
●	depth of the trading market in our securities.

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

The selected consolidated statements of operations data for the fiscal years ended June 30, 2021, 2020, 2019, 2018, 2017 and the selected balance sheet data as of June 30, 2021, 2020, 2019, 2018, 2017 are derived from the audited consolidated financial statements of Wins Finance for those fiscal years.

The audited consolidated financial statements for the fiscal years ended June 30, 2021, 2020, 2019, 2018, 2017 are prepared and presented in accordance with U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes. The historical financial statements are not necessarily indicative of our future performance.

Statements of Income and Comprehensive Income

(US$ except share data)	2021	2020	2019	2018	2017

Guarantee service income
Commissions and fees on financial guarantee services		—	—	—	2,839,194
(Provision) reversal of provision for financial guarantee services	—	—	—	—	3,208,827
Commission and fees on guarantee services, net		—	—	—	6,048,021

Direct financing lease income
Direct financing lease interest income	174,306	4,934,157	7,595,992	5,697,957	6,047,172
Interest expense for direct financing lease	(11,181)	(11,967)	(411,066)	(1,546,304)	(2,094,587)
Business collaboration fee and commission expenses for leasing projects	—	(37,572)	(68,342)	(99,320)	(603,873)
Provision for lease payment receivable	(9,495,002)	(19,379,086)	(81,585,960)	(3,514,961)	(27,332)
Net direct financing lease income after provision for receivables	(9,331,877)	(14,494,468)	(74,469,376)	537,372	3,321,380

Financial advisory and agency income	—	—	—	1,695,303	357,284
Net revenue		(14,494,468)	(74,469,376)	2,232,675	9,726,685

Non-interest income
Interest on investment securities	—	—	105,878	3,942,719	13,752,538
Investment loss	(175,428,577)	—	—	—	—
Total non-interest(loss) income	(175,428,577)	—	105,878	3,942,719	13,752,538

Non-interest expense
Business taxes and surcharge	(476)	(7,652)	(15,827)	(9,911)	(4,406)
Salaries and employee charges	(920,194)	(923,325)	(542,628)	(540,312)	(879,595)
Rental expenses	(97,693)	(95,545)	(102,859)	(175,549)	(247,684)
Other operating expenses	(6,136,647)	(481,311)	(2,062,802)	(4,554,030)	(46,258)
Total non-interest expense	(7,155,010)	(1,507,833)	(2,724,116)	(5,279,802)	(1,177,943)

loss before taxes	(191,915,464)	(16,002,301)	(77,087,614)	895,592	22,301,280

Income tax(expense) credit	(24,590,417)	3,999,361	18,900,720	322,038	(1,951,489)
Net loss	(216,505,881)	(12,002,940)	(58,186,894)	1,217,630	20,349,791

loss from discontinued operation	—	—	8,377,166	8,881,255	—
Total Net Losses	(216,505,881)	(12,002,940)	(49,809,728)	10,098,885	—

Other comprehensive loss
Foreign currency translation adjustment	17,508,783	(6,102,745)	(9,623,857)	5,977,187	(5,130,963)
ComprehensiveLoss	(198,997,098)	(18,105,685)	(59,433,585)	16,076,072	15,218,828

Weighted-average common shares outstanding
Basic (1)	19,837,642	19,837,642	19,837,642	19,837,642	19,926,510
Diluted (1)	19,837,642	19,837,642	19,837,642	19,837,642	20,082,089

Earnings (loss) per share
Basic (1)	(10.91)	(0.61)	(2.51)	0.51	1.02
Diluted (1)	(10.91)	(0.61)	(2.51)	0.51	1.01
From continuing operation	(10.91)	(0.61)	(2.93)	0.06	1.01
From discontinued operation (2)	—	—	0.42	0.45	—
(1)	These data have been retrospectively adjusted giving effect to the reverse merger between WFG and Sino, completed on October 26, 2015. More information about the reverse merger is contained in our Consolidated Financial Statements.
(2)	On June 9, 2020, the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiary, Dongsheng Guarantee. As a result, the Company lost control over these subsidiaries. Due to the loss of control, the Company reported the results of these subsidiaries as disposal group classified as held for sale.
(3)	On January 6, 2021, the company transferred the discountinued operation assets of Jinchen Agriculture and Dongsheng Guarantee’ equity to a third party.

	2021	2020	2019	2018	2017

Balance Sheet Data
Cash and cash equivalents	$6,621	$38,820	$703,120	$13,133,540	$17,002,282
Total assets	3,631,904	209,696,573	228,101,794	309,903,262	312,764,090
Total liabilities	6,284,325	13,351,896	13,651,432	36,019,315	54,956,215
Total equity	(2,652,421)	196,344,677	214,450,362	273,883,947	257,807,875

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Risks Related to Our Business and Operations

The report of our auditor expresses a qualified opinion for the fiscal year ended June 30, 2020.

As disclosed elsewhere in this document, because we lost the ability to control our subsidiaries Shanxi Jincheng Agriculture Co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd (collectively “subsidiaries without control”) our auditor was unable to carry out any audit procedures or to obtain information it considered necessary during its audit of the financial statements of the subsidiaries without control stated on the face of the 2020 balance sheet classified as disposal group. Therefore, the auditor could not determine the effect of adjustments, if any, on our financial position as at June 30 2020 or on our financial performance and cash flows for the year then ended.

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

The impact of the Disposal of the Financial Guarantee Business

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our legal counsel was unable to determine the cause of the freeze as the authorities did not provide us with this information, and our legal counsel advised us that we no longer have control of the assets or operations of both Jinchen Argiculture and Dongsheng Guarantee. Consequently, the Company’s Board of Directors voted to dispose of Jinchen Agriculture and Dongsheng Guarantee.

On January 6, 2021, Wins Finance and Shanghai Guyuan signed an asset disposal agreement, pursuant to which on January 6, 2021, Wins Finance, sold its entire interest in Shanxi Jinchen Agriculture Ltd. (“Jinchen Agriculture”) (including its subsidiary Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”)) to Shanghai Guyuan (the “Purchaser”) in exchange for the Purchaser assuming the obligations of Jinchen Agriculture. The transfer price was zero. In addition, the creditor’s rights and debts among the group, Jinchen Agriculture and Dongsheng Guarantee shall be mutually exempted.

Therefore, due to the disposal of Jinchen Agriculture and its subsidiary Dongsheng Guarantee, our line of business no longer includes the financial guarantee line of business, which helped to facilitate SMEs financing opportunities by acting as a guarantor to secure credit facilities from lending banks and other financial institutions. Consequently, at present the main focus of our operations is our financial leasing business as well as the revamping of our financial advisory services business. Although our financial lease business has been unaffected by the disposal of our financial guarantee business, and it continues to operate normally, our overall operations now lack its previous diversification. Along with these changes, the Company is developing a new business model to further diversify its business and enhance its ability to manage risk.

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

The business of providing financial leasing involves a variety of risks, including the risk that the loans we made will not be repaid on time or at all, and our risk management procedures may not fully eliminate these risks. We mainly focus on providing services to Chinese small & medium enterprises (“SMEs”), including microenterprises, which have limited access to financing, and microcredit companies in China. Some of our clients are at the early stage of their business and have limited financial resources, making them vulnerable to adverse competitive, economic or regulatory conditions. These customers may expose us to greater credit risks than larger or more established businesses with longer operating histories. We seek to manage our credit risk exposure through client due diligence, credit approvals, establishing credit limits, requiring security measures and portfolio monitoring. While these procedures are designed to provide us with the information needed to implement adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk. During the year ended June 30, 2021, the provision for our lease payment receivables totaled $9.5 million.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth during the past few years. Our financial leasing business commenced in 2009 and therefore has a limited operating history. Our net revenue increased from $1.3 million for the year ended June 30, 2012 to $9.7 million for the year ended June 30, 2017, representing an increase of 672.6%. However, on June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. The Company’s appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. On January 6 2021, the company entered into an agreement to transferred Jinchen Agriculture and Dongsheng Guarantee’ equity to a third party. Therefore, we will not be able to consolidate Jinchen Agriculture and its subsidiary Dongsheng Guarantee into our financial statements. The Company’s other businesses are unaffected by the dispsal and continue to operate normally. The Company’s net revenue (not including Jinchen Agriculture and Dongsheng Guarantee) increased from $(14.5) million for the year ended June 30, 2020 to $(9.3) million for the year ended June 30, 2021, representing an increase of 35.6%, mainly caused by the decrease of non-cash provision on our financial leasing businesses. During the year ended June 30,2021, the provision on our leasing business decreased to $9.5 million from $19.4 million in 2020, representing a decrease of 51%. The limited history of our financial leasing business makes it difficult to evaluate our prospectus.

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

Our business model is premised on the fact that SMEs and microenterprises are generally underserved by the banking industry because commercial banks in China have been reluctant to lend to SMEs and microenterprises without credit support, such as third-party guarantees, or adequate collateral of tangible assets. In the past, this has created opportunities for us to develop and expand our business. But now, new trends in the banking industry or the applicable regulatory requirements may alleviate the high transaction costs or the lack of collateral and public information generally associated with bank financing to our target clients or otherwise make this business more attractive to banks. In the event that commercial banks begin to compete with us by making loans to our target clients on an unsecured basis or require a lower level of credit guarantee in return for higher risk-based interest rates, we may experience greater competition with respect to our financial leasing business. Furthermore, any such direct competition with our cooperating banks will undermine our relationship with them and may adversely affect our business, results of operations and prospects. In September 2019, the CBRC and NDRC in China jointly announced the notice on in-depth development of “credit loan” to support the financing of SMEs to ease the financing difficulty of SMEs, encourage financial institutions to improve risk management, reduce excessive dependence on mortgages pledge and guarantee, and gradually increase the proportion of credit loans for SMEs. The issuance of this policy will reduce the dependence of SMEs on the guarantee business.

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

The guarantee business conducted by us in Jinzhong City, Shanxi Province has been disposed.

Over the past few years, our guarantee business has been concentrated in Jinzhong City, Shanxi Province, throughour subsidiaries Jinchen Agriculture and Dongsheng Guarantee, the wholly owned subsidiary of Jinchen Agriculture. On January 6, 2021, Wins Finance and Shanghai Guyuan signed an asset disposal agreement, pursuant to which on January 6, 2021, Wins Finance, sold its entire interest in Shanxi Jinchen Agriculture Ltd. (“Jinchen Agriculture”) (including its subsidiary Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”)) to Shanghai Guyuan (the “Purchaser”) in exchange for the Purchaser assuming the obligations of Jinchen Agriculture. Therefore, Jinchen Agriculture and Dongsheng Guarantee will no longer be consolidated into our financial statements.

Accordingly, the disposal of Jinchen Agriculture and its subsidiary Dongsheng Guarantee resulted in a contraction in the Company’s assets and liabilities for the years ended June 30, 2021 as compared to its audited fiscal year end (FYE) financial results ended June 30, 2020. Total assets of Wins were $3.63 and $209.7 million for the years ended June 30, 2021 and 2020, respectively ,a decrease of $206.06 million, or 98.2%, as compared to FYE 2020. Total liabilities were $6.28 million and $13.35 million for the years ended June 30, 2021 and 2020, respectively, a decrease of $7.07 million, or 52.9%, as compared to $13.35 million as of FYE 2020. Shareholders’ equity was $(2.65) million and $196.34 million for the years ended June 30, 2021 and 2020, respectively, a decrease of $198.99 million, or 101.35%, as compared to $196.34 million as of FYE 2020.The disposal of these assets could have a material and adverse effect on our financial results.

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

As of June 30, 2021, our allowance for finance lease payment receivable was $121.44 million. The amount of provisions or allowances has been based on our management’s assessment of, and expectations concerning, various factors affecting the quality of our loan portfolio, such as the customers’ financial condition, repayment ability, historical default rates, the anticipated realizable value of any collateral, regional economic conditions, government policies, interest rates and other factors, and the applicable PRC rules and regulations governing provisions for losses. If our assessment and expectations differ from actual events, or if the quality of loan portfolios deteriorates, our provisions or allowance may not be adequate to cover our actual losses and we may need to set aside additional provisions or allowance, which could materially and adversely affect our profitability. Our business is subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. We may increase our impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Regulatory authorities may also require an increase in the provision or allowance for loan losses. Any increase in the allowance for loan losses would result in a decrease in net income and may have a material adverse effect on our financial condition and results of operations.

Our business is concentrated in financial leasing, and therefore lacks product and business diversification. Accordingly, our future revenues and earnings may be more susceptible to fluctuations than a more diversified company.

Prior to June 9,2020, our primary business activities consisted of providing guarantee services and offering financial lease as well financial advisory services to our customers. However, the guarantee services were mainly conducted through Dongsheng Guarantee, whose assets were disposed. The disposal of DongSheng Guarantee and our lack of significant product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

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

We had material weaknesses in our internal control in financial reporting as of June 30, 2021 and such material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

Our management identified material weaknesses and concluded that our internal control over financial reporting were not effective as of June 30, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The specific material weaknesses we identified in our internal control over financial reporting as of June 30, 2021 related to:

●	lack of sufficient accounting personnel qualified in US GAAP and SEC reporting; and
●	insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements.

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

On October 19, 2020, the Company received a letter from the Nasdaq Hearing Panel (the “Panel”) of the Nasdaq Stock Exchange LLC (“Nasdaq). The letter notified the Company that since its new auditor submitted a qualified opinion on its financial statements filed on Form 20-F for the years ended December 31, 2019 and 2018 due to the freezing of a substantial portion of its assets by a public security bureau in China, this rendered the Form 20-F incomplete. Accordingly, the Panel determined to delist the Company’s shares from Nasdaq. As a result, the ordinary shares were suspended from trading on the Nasdaq Stock Market on October 21, 2020.

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

We believe that the reputation and brand name that we have built over the years plays a significant role in enabling us to obtain business from referrals as well as to attract new customers. A large portion of our new guarantee services were referred to us by our past or existing customers or by banks or other financial institutions. We believe that the building up and the enhancement of our reputation and brand name depend largely on, among others, our credibility among finance providers and other players in the financial services industry which has been developed over the years of our business operations, and our ability to provide diversified services to meet the requirements of our customers and their counter-parties. If we fail to maintain our reputation or our customers or their counter-parties no longer perceive our services to be of high quality or if they should no longer perceive us as a guarantee company with high credibility for whatever reason, our reputation and brand name could be adversely affected which, in turn, could affect our ability to maintain existing or capture future business opportunities. On January 6 2021, the company entered into an agreement to transferred Jinchen Agriculture and Dongsheng Guarantee’ equity to a third party. The transfer price was zero. In addition, the creditor’s rights and debts among the group, Jinchen Agriculture and Dongsheng Guarantee shall be mutually exempted. Our guarantee service, mainly operated by Dongsheng Guarantee, has been disposed. This could have the effect of reducing the number of people who wish to do business with us, and there is also no assurance that our past or existing customers or banks or financial institutions with whom we have business relationships will continue to work with us or to refer new or potential customers to us. In the event our existing or past customers or banks or financial institutions with whom we have business relationships cease to work with us or stop referring new or potential customers to us or substantially reduce their referrals to us, our business, financial condition and results of operations would be adversely affected.

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

Our operating subsidiaries are incorporated, and our operations and assets are primarily located, in the PRC. Accordingly, our results of operations, financial condition and prospects are subject to economic, political and legal developments in China. China’s economy differs from the economies of developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While China’s economy has experienced significant growth in the past few decades, growth has been uneven across different regions and economic sectors and there is no assurance that such growth can be sustained or is sustainable. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may negatively affect us. For example, our financial condition and results of operations may be adversely affected by the following factors:

●	an economic downturn in China or any regional market in China;
●	inaccurate assessment of the economic conditions of the markets in which we operate;
●	economic policies and initiatives undertaken by the PRC government;
●	changes in the PRC or regional business or regulatory environment affecting the SME and microenterprise sector;
●	changes to prevailing market interest rates;
●	a higher rate of bankruptcy; and
●	the deterioration of the creditworthiness of SMEs and microenterprises in general.

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

Our reporting currency is the U.S. dollar. However, substantially all of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but requires approval from or registration with appropriate government authorities or designated banks under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries or variable interest entities. Currently, our PRC subsidiaries, which are wholly-foreign owned enterprises, may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions.

Since 2016, PRC governmental authorities have imposed more stringent restrictions on outbound capital flows, including heightened scrutiny over “irrational” overseas investments for certain industries, as well as over four kinds of “abnormal” offshore investments, which are:

●	investments through enterprises established for only a few months without substantive operation;
●	investments with amounts far exceeding the registered capital of onshore parent and not supported by its business performance shown on financial statements;
●	investments in targets which are unrelated to onshore parent’s main business; and

●	investments with abnormal sources of Renminbi funding suspected to be involved in illegal transfer of assets or illegal operation of underground banking.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which tightened the authenticity and compliance verification of cross-border transactions and cross-border capital flow, including requiring banks to verify board resolutions, tax filing forms and audited financial statements before wiring foreign invested enterprises’ foreign exchange dividend distribution of over US$50,000. In addition, the Outbound Investment Sensitive Industry Catalogue (2018) lists certain sensitive industries that are subject to NDRC pre-approval requirements prior to remitting investment funds offshore, which subjects us to increased approval requirements and restrictions with respect to our overseas investment activity. Since a significant amount of our PRC revenue is denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC, make investments, service any debt we may incur outside of China or pay dividends in foreign currencies to our stockholders.

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

On October 19, 2020, the Company received a letter from the Nasdaq Hearing Panel (the “Panel”) of the Nasdaq Stock Exchange LLC (“Nasdaq). The letter notified the Company that since its new auditor submitted a qualified opinion on its financial statements filed on Form 20-F for the years ended December 31, 2019 and 2018 due to the freezing of a substantial portion of its assets by a public security bureau in China, this rendered the Form 20-F incomplete. Accordingly, the Panel determined to delist the Company’s shares from Nasdaq. As a result, the ordinary shares were suspended from trading on the Nasdaq Stock Market on October 21, 2020.

The Company’s ordinary shares have been traded on the OTC Pink Open Market under the symbol WINSF since October 22, 2020.

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

As of June 30, 2021, Freeman owned approximately 67% of our outstanding common stock. Freeman has the right to nominate three members of our board of directors. Freeman will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. Freeman may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if Freeman is opposed by our other stockholders.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, assuming we are treated as a foreign corporation for U.S. federal income tax purposes, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during our taxable year ended June 30, 2021, we don’t believe that we are a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year ended December 31, 2021, there can be no assurance in respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

On August 22, 2019, the Company has made a definitive analysis with respect to its PFIC status for taxable year ending December 31, 2018, based on the analysis, the Company is not a PFIC for taxable year ending December 31, 2018.

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2021, we believe that we are not a PFIC for such year. However, because we have not completed our analysis as to our PFIC status for the 2021 fiscal year, there can be no assurance in respect to our PFIC status for such taxable year.

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

On February 22 2021, a subsidiary of the Company entered into an agreement to Convert Hui Yue’s equity into the creditor’s right of Shenzhen Jiruhai Technology Co., LTD.

On June 16,2021, Beijing Fu Sheng Xing Trading Co., LTD (“Fu Sheng Xing”) was established under the laws of the PRC. Full Shine owns 40% interest in Fu Sheng Xing.

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our legal counsel was unable to determine the cause of the freeze as the authorities did not provide us with this information, and our legal counsel advised us that we no longer have control of the assets or operations of both Jinchen Argiculture and Dongsheng Guarantee. Consequently, the Company’s Board of Directors voted to dispose of Jinchen Agriculture and Dongsheng Guarantee.

On January 6, 2021, Wins Finance and Shanghai Guyuan signed an asset disposal agreement, pursuant to which on January 6, 2021, Wins Finance, sold its entire interest in Shanxi Jinchen Agriculture Ltd. (“Jinchen Agriculture”) (including its subsidiary Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”)) to Shanghai Guyuan (the “Purchaser”) in exchange for the Purchaser assuming the obligations of Jinchen Agriculture.

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

Overview

Our company is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province and Beijing, China. Our goal is to assist Chinese SMEs, which have limited access to financing, to improve their overall fund-raising capability and enable them to obtain funding for business development. We principally operate in the following business lines:

●	Financial Leasing — providing direct equipment leasing or purchase-lease-back services to SMEs, to satisfy SMEs’ working capital needs.
●	Financial Advisory Services — providing financial advisory services to our clients.

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

Lack of Financing for SMEs

The financing needs of SMEs have been largely underserved by traditional financial institutions. Chinese SMEs have:

●	very limited financing sources. Chinese SMEs largely rely on bank loans. For the purpose of establishing market dominance through control of national resource allocation, most commercial banks in China principally target large, state-owned companies and focus their financial services on key clients, industries, regions and products;
●	very limited access to capital markets. China’s capital markets primarily support state-owned companies and large private companies, which meet the established criteria of asset scale, revenue and net profit. Most SMEs in China are not qualified to go public and raise capital through China’s capital markets.

Credit Gap between Banks and SMEs in China

Historically, traditional banks have been reluctant to lend to SMEs. Although in recent years, under government guidance, traditional banks are attaching greater importance to serving SMEs, they are still reluctant to lend to SMEs for several reasons including:

●	bank loans usually require borrowers to provide a full set of credit and asset ownership records, which SMEs generally lack;
●	commercial banks, which are mostly government owned, are able to maintain relatively high profit margins and avoid default risk by taking advantage of the implicit government support provided to state enterprise borrowers, thereby having no incentive to serve SMEs;
●	SMEs usually have limited operating history and credit profiles, are vulnerable to economic downturns, and have a higher percentage of defaults compared with large, state-owned companies; it is therefore difficult for banks to justify the risk when lending to SMEs; and
●	smaller regional or local banks, which have the potential to provide lending to SMEs, are still in an early stage of development and lack vision and energy to aggressively enter this market.

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

Our Strengths

We believe that the following competitive strengths have contributed to its success and establishes a solid platform for future growth:

Primary focus on Chinese SMEs

We believe that our primary focus on meeting the financing needs of China SMEs has:

●	given us specialized insight into the needs and behaviors of SMEs in China, and into the complexities of providing customized financing solutions to specific customers as well as providing industry-wide financing solutions to SMEs in general, thereby enabling us to better understand the business and credit environment customers face;
●	contributed to our strong brand reputation locally as a preferred partner for SMEs seeking financing solutions in China as well as for banks which intend to increase their exposure to the SME lending market in China;
●	allowed us to utilize our industry knowledge and expertise to better meet the diverse financing needs of China SMEs by developing and offering customized financing solutions that are more flexible and efficient compared to those offered by traditional commercial banks; and
●	allowed us to build long-term and enduring relationships with our SME customers.

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

Our products

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial leasing; and (2) financial advisory and agency services. The following table shows the components of revenue, their respective percentages of our net fee and interest income for the period indicated:

	For the years ended June 30,
	2021		2020
	US$’000%		US$’000%
Direct financing lease income	174	100.0%	4,934	100.0%
Financial advisory and agency income	—	—	—	—
Total revenues	174	100.0%	4,934	100.0%

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

Typical leasing terms include:

●	Asset: Equipment, or some other tangible assets including factory buildings
●	Typical Leasing Terms:3 – 5 years
●	Leasing Rate:10 – 30% over the current benchmark lending rate of PBOC
●	Deposit: Based upon the client’s qualifications, a deposit of 1% - 10 % of contract amount is required from a new leasing client
●	Transaction Fee: Based upon the client’s qualifications
●	Advisory Fee: Based upon the services provided to clients
●	Lease Payment Term: Quarterly or semi-annually

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

Principal of Our Risk Management

Our “Trusted Business Circle” refers to two types of relationships: (1) ”industry chain”, meaning a core enterprise surrounded by a business circle which has an industry chain upstream and downstream trading networks; and (2) ”Business Connection”, meaning core enterprises’ business partners, transaction partners, lending banks, major shareholders’ friends circle, etc. which can provide cross-referenced and additional information, transactional history, and business performance regarding potential SME customers.

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

Business Process Risk Management

We have a standard business process for reviewing, processing and approving a guarantee or leasing application.

●	Application Acceptance: We consider whether to accept a client’s application for a guarantee or lease based upon an initial assessment of the customer’s background and purpose of the request. Typically, potential SMEs clients falling into one of our “Trusted Business Circles” will have much larger probability of acceptance.
●	Due Diligence: Typically, we review but do not fully rely on a client’s financial statements, which in China are sometimes of questionable accuracy.

We like to access first-hand information which cannot be influenced by the clients. We usually conduct due diligence on the following aspects:

●	Credit History: although the credit history of SMEs is often limited, we will deny those clients who have any default history with a bank or other financial source;
●	On-Site Investigation: We determine from direct sources a client’s utility usage, which can help verify their level of business activity (with quarterly monitoring of clients’ utility usage during the term of any transaction);
●	Public Information: We review employee hiring history in the prior 6 months. Increase in SME hiring typically correlates directly with working capital requirements to expand production capacity. This information is easy to obtain from governmental sources;
●	Net Worth of Controlling Party: We typically limit transaction value to an amount which is smaller than the net worth of any controlling party of the SME target;
●	Reputation of the Controlling Party: Typically, there is less risk is less if the reputation of controlling party is good;
●	Lifestyle of Controlling Party: Lifestyle of controlling party in the past 6 months is also important. Any changes could raise a concern; and
●	Counter-guarantee: We assess the quality and quantity of the above security measures to determine the extent to which a counter-guarantee is required. Similar due diligence measures and standards are applied to any counter-guarantor.

Based upon the results of the due diligence review, our project manager prepares and submits a credit evaluation report for internal review and approval.

●	Signing, Closing and Auction Agreements: After internal authorization procedures have been approved, we will proceed with signing and closing. At closing, we sign a pre-authorized auction agreement with any counter-guarantor and the client company pursuant to which, in the event of a default, pledged collateral and/or other specified assets can be sold at auction immediately, at our discretion.
●	Portfolio Management: In cases where heightened risk is detected in the guarantee business, such as material changes to the customer’s business or difficulties in repaying the underlying financing, our risk management team steps in and participates in any loan modification and related discussions. If a customer defaults, we proceed with the collection process, through which we seek repayment of any defaulted payment which is covered under the guarantee.
●	Collection: We have a standard collection procedure in our credit guarantee and financial leasing businesses. Our company initiates the collection process when it covers defaulted payments or a customer defaults on the leasing facility grantees. Our business team and risk management team negotiate the terms of a repayment plan with the defaulting customer and enter into a repayment agreement with such defaulting customer. If the defaulting customer fails to make full repayment according to the repayment plan or we are unable to reach an agreement with the defaulting customer regarding the repayment plan, we approach the third party counter-guarantors regarding the payment of the loan (including default payment receivables) or, upon approval from the Risk Management Department at the group level, may take necessary legal action, or directly put counter-guarantee assets in auction.

Operational Risk Management

Operational risk is the risk resulting from inadequate or failed internal controls and systems, human error or external events. We consider operational risk to be one of the major risks in the business sector and believes that this inherent risk can be controlled or mitigated through adequate and comprehensive operational policies and procedures. We have applied the following measures:

●	Established a vertical risk management system to ensure the independence of its risk management;
●	Continuously improve operational procedures and internal control systems, and utilizes IT systems to monitor and control the performance of each procedure. In particular, we have adopted and have strictly implemented measures to prevent and detect potential employee fraud, such as two-person investigation teams, segregation of business team and credit review team, multiple approval layers, onsite visits and inspection, and interviews conducted by our high-level managers with the owner or management of the borrowers;
●	To seek proper damages and pursue legal proceedings, if necessary, if any misconduct by an employee is discovered; and
●	Continuously provides ethical education to all employees.

Our SME Clients and Clients’ Expansion Strategy

Clients

, there were 3 customers that accounted for 63%, 19% and 14% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2020, there were 2 customers that accounted for 50%, 14% of the Jinshang Leasing’s revenue.

As of June 30, 2021, three customers accounted for 70%, 17% and 13%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2020, two customers accounted for 40% and 13% of the minimum lease payments receivable of Jinshang Leasing.

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

Financial Leasing Businesses

According to Measures for the Administration of Foreign-funded Lease Industry promulgated by the Ministry of Commerce, effective as of March 5, 2005 and repealed on February 22,2018:

●	The total foreign-invested assets of a foreign-funded lease company or foreign-funded financing lease company may not be less than $5 million;
●	A foreign-funded financing lease company must have a registered capital of not less than $10 million;
●	For the purposes of preventing risks and guaranteeing the business operation security, generally, the risk assets of a financing lease company shall not exceed 10 times of the total amount of the net assets of the company. Risk assets shall be determined on the basis of residue assets, namely, the result after deducting the cash, bank deposits, national debts and entrusted lease assets from the total assets of the company.

In 2019, the Ministry of Commerce announced that it would transfer the responsibility of supervising financial leasing companies to the CBRC, which will perform the relevant responsibilities from April 2019. The new supervision system has not yet been announced, but it will certainly be stricter than the original one announced by the Ministry of Commerce effective on March 5,2015.

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

On October 31, 2014, King & Wood Mallesons filed a complaint in Xicheng District People’s Court of Beijing on behalf of its client for breach of contract against Jinshang Leasing, our subsidiary. On February 3, 2015, the court agreed with Jinshang Leasing that it did not have jurisdiction over the proceeding, and the case was transferred to the court in Beijing, Haidian. There has been no activity in the case since it was transferred to the Beijing Haidian court. We believe that resolution of this matter will not result in any payment that, in the aggregate, would be material to our financial position or results of operations.

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

As of this date and to the best of our knowledge, neither Wins Finance nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, motions for appointment as lead plaintiff(s) and lead counsel were filed on or before September 24, 2020, following the Court’s resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims. There is not any update progress since from June 30, 2020.

C.	Organizational Structure

The following is an organizational chart setting forth the ownership of our company’s subsidiaries as of the date of this Annual Report:

Our Current Corporate Structure

On January 6 2021, the company entered into an agreement to transferred Jinchen Agriculture and Dongsheng Guarantee’ equity to a third party.

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

The effects of the disposal of Guarantee business made as a part of the restatement of our consolidated financial statements are more fully discussed in Note 17 - “DISPOSAL GROUPS HELD FOR SALE” to our consolidated financial statements contained in this Annual Report on Form 20-F. As at 30 June 2020, the Company determined that it had lost control of the subsidiaries Jinchen Agriculture and Dongsheng Guarantee. The management of the Company has concluded that the Company has no option but to de-consolidate Jinchen Agriculture and Dongsheng Guarantee from its financial reporting as at 30 June 2020. The effect of de-consolidation is that in future, the financial results of the subsidiaries are no longer reported in the Company’s Annual Report (i.e. the report will be at a company, not group level) and the investment in the subsidiaries is written down in the Company’s accounts as a disposal without consideration. In the event that the Company is able to re-establish control over the PRC subsidiaries and/or their assets, the Company will then re-consolidate and/or recognize this value.

On January 6 2021, the company entered into an agreement to transfer the equity of Jinchen Agriculture and Dongsheng Guarantee to a third party. The transfer price was zero. In addition, the creditor’s rights and debts among the group, Jinchen Agriculture and Dongsheng Guarantee shall be mutually exempted. The investment loss was $175.43 million due to the disposal of Jinchen Agriculture and Dongsheng Guarantee for the year ended June 30, 2021. As of fiscal year end June 30, 2020, the assets and the liabilities of the disposal group were classified as ‘held for sale’ and were $163.25 million and $3.0 million, respectively. The disposal of these assets have had a material and adverse effect on our financial results, but the Company’s other businesses have been unaffected by the disposal and continue to operate normally.

We are now even more focused upon achieving our core mission which is to help SMEs in China with their funding needs while offering this constituency creative solutions across a wider financial spectrum. We will seek leasing clients across China rather than on strictly a regional or local basis and plan to (1) focus on a few specific industries with experience and connections, such as clean energy, electric vehicles, education equipment and medical devices; and (2) to revitalize our advisory services business through innovative solutions and long-term capital funding planning. We plan upon working harder than ever to achieve sustainable results to both restore and reward our shareholders’ confidence in a niche sector where we believe we are well positioned and have the opportunity to achieve substantial market share.

Overview

Wins Finance, a Cayman Island holding company with business operations in China, is a leading and integrated lending solution provider mainly serving small-and-medium sized enterprises (SMEs) in Jinzhong City, Shanxi Province and Beijing, China. We are currently providing two financial products and one supplementary service:

●	Financial Guarantees: We act as a guarantor both to access and share credit risks and to facilitate financing arrangements between SMEs and banks; we will repay principal, interest and fees and expenses related to the guaranteed loan in the event that a customer default;
●	Financial Leasing (or Capital Leasing): We provide direct equipment leasing or purchase-leaseback services to SMEs, to satisfy SMEs’ cash flow needs;
●	Financing advisory: We structure suitable financing solutions for SME clients based upon their needs and qualifications, designed to help SMEs save on taxes, lower financing costs, and provide other benefits.

Our financial guarantee business was mainly conducted by Dongsheng Guarantee, which was incorporated on February 22, 2006 in Jinzhong City, Shanxi Province . It typically provides a one-year term of guarantee for customers’ loans and the guarantee scope typically covers the principal amount and interest. Guarantee fee, which is calculated with reference to the principal amount, annual guarantee fee rate and the term of the guarantee, ranges from 2% to 4%.

However, on June 9, 2020, the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiary Dongsheng Guarantee, and all the information and assets of those companies was frozen. Because of this, Jinchen Agriculture and Dongsheng Guarantee are no longer under our control and their operations have been seriously and adversely affected. We have not consolidated the financial results of Jinchen Agriculture and Dongsheng Guarantee with our results for 2020 and 2019 due to our lack of control of these entities. On January 6, 2021, Wins Finance and Shanghai Guyuan signed an asset disposal agreement, pursuant to which on January 6, 2021, Wins Finance, sold its entire interest in Shanxi Jinchen Agriculture Ltd. (“Jinchen Agriculture”) (including its subsidiary Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”)) to Shanghai Guyuan (the “Purchaser”) in exchange for the Purchaser assuming the obligations of Jinchen Agriculture.

Credit risks, including impairment losses on the investment in financial leases, are inherent in our business. Our risk control system, based upon our “Trusted Business Circle” of core enterprises, has proved practical and efficient given the limitations in the current credit system in China. During these periods there were several financial leasing contracts outstanding. The impaired losses of our lease receivables were $9.5 million and $ 19.4 million for the years ended June 30, 2021 and 2020, respectively.

Our net revenue (excluding financial guarantee business), which consists primarily of direct financing lease interest income, was $(9.3) million for the year ended June 30, 2021, representing an increase of $ 5.2 million or 35.6%, from $(14.5) million for the year ended June 30, 2020. We note that the impairment allowance for the investment in financial leases that have affected our operating results are non-cash items and represent Management’s assessment of the default risk of its finance leasing customers. Interest on investment securities was nil for the year ended June 30, 2021, same as for the year ended June 30, 2020. Net income from continuing operation was $(216.5) million for the year ended June 30, 2021, representing an increase of $204.5million, or 1703.77%, from net profit from continuing operation $(12.0) million for the year ended June 30, 2020.

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our legal counsel was unable to determine the cause of the freeze as the authorities did not provide us with this information, and our legal counsel advised us that we no longer have control of the assets or operations of both Jinchen Argiculture and Dongsheng Guarantee. Consequently, the Company’s Board of Directors voted to dispose of Jinchen Agriculture and Dongsheng Guarantee. On January 6 2021, the company entered into an agreement to transfer the equity of Jinchen Agriculture and Dongsheng Guarantee to a third party. The transfer price was zero. In addition, the creditor’s rights and debts among the group, Jinchen Agriculture and Dongsheng Guarantee shall be mutually exempted. The investment loss was $175.43 million for the year ended June 30, 2021,due to the disposal of Jinchen Agriculture and Dongsheng Guarantee. As of fiscal year end June 30, 2020, the assets and the liabilities of the disposal group were classified as ‘held for sale’ and were $163.25 million and $3.0 million, respectively. The disposal of these assets have had a material and adverse effect on our financial results, but the Company’s other businesses have been unaffected by the disposal and continue to operate normally.

The Ordinary Shares Were Suspended From Trading On The Nasdaq Stock Market

On October 19, 2020, the Company received a letter from the Nasdaq Hearing Panel (the “Panel”) of the Nasdaq Stock Exchange LLC (“Nasdaq). The letter notified the Company that since its new auditor submitted a qualified opinion on its financial statements filed on Form 20-F for the years ended December 31, 2019 and 2018 due to the freezing of a substantial portion of its assets by a public security bureau in China, this rendered the Form 20-F incomplete. Accordingly, the Panel determined to delist the Company’s shares from Nasdaq. As a result, the ordinary shares were suspended from trading on the Nasdaq Stock Market on October 21, 2020.

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

Qualified Opinion

As disclosed elsewhere in this document, because we lost the ability to control our subsidiaries Shanxi Jincheng Agriculture Co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd (collectively “subsidiaries without control”) our auditor was unable to carry out any audit procedures or to obtain information it considered necessary during its audit of the financial statements of the subsidiaries without control stated on the face of the 2020 balance sheet classified as disposal group. Therefore, the auditor could not determine the effect of adjustments, if any, on our financial position as at June 30 2020 or on our financial performance and cash flows for the year then ended.

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

Results of Operations

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020

	For the years ended June 30,		Changes
	2021	2020	$	%
Direct financing lease income
Direct financing lease interest income	$174,306	4,934,157	$(4,759,851)	$(96.47)%
Interest expense for direct financing lease	(11,181)	(11,967)	786	6.57%
Business collaboration fee and commission expenses for leasing projects	—	(37,572)	37,572	100%
Provision for lease payment receivable	(9,495,002)	(19,379,086)	9,884,084	51.00%
Net direct financing lease interest income after provision for receivables	(9,331,877)	(14,494,468)	5,162,591	35.62%

Financial advisory and lease agency income	—	—	—	—
Net revenue	(9,331,877)	(14,494,468)	5,162,591	35.62%

Non-interest income
Investment loss	(175,428,577)	—	(175,428,577)	100%
Total non-interest (loss)income	(175,428,577)	—	(175,428,577)	100%

Non-interest expense
Business taxes and surcharge	(476)	(7,652)	7,176	(93.78)%
Salaries and employees charges	(920,194)	(923,325)	(3,131)	(0.34)%
Rental expenses	(97,693)	(95,545)	2,148	2.25%
Other operating expenses	(6,136,647)	(481,311)	5,655,336	1,174.99%
Total non-interest expense	(7,155,010)	(1,507,833)	5,647,177	374.52%

loss before taxes	(191,915,464)	(16,002,301)	(175,913,163)	1,099.30%

Income tax(expense) credit	(24,590,417)	3,999,361	(28,589,778)	(714.86)%
NET LOSSES	(216,505,881)	(12,002,940)	(204,502,941)	1,703.77%
Income from discontinued operation	—	—	—	—
Total Net Losses	$(216,505,881)	$(12,002,940)	$(204,502,941)	1,703.77%

Net Revenue

Our net revenue consists of commissions and fees on our direct financing lease interest income and financial advisory and lease agency income. Net revenue increased by $ 5.2 million, or 35.6 % to $(9.3) million for the year ended June 30, 2021, compared to $(14.5) million for the year ended June 30, 2020. The increase is mainly due to a lower provision for lease payment receivables.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income decreased by $ 4.7 million, or 96.5%, to $0.2 million for the year ended June 30, 2021, compared to $4.9 million for the year ended June 30, 2020. The decrease was primarily attributable to the adverse impact of the COVID-19 outbreak affecting the lessee’s ability to repay the rental expenses.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases decreased by $ 786, or 6.6%, to $11.18 thousand for the year ended June 30, 2021, compared to $12 thousand million for the year ended June 30, 2020. The decrease was primarily attributable to the decrease in the average balance of outstanding loans from banks and other financial institutions.

Business collaboration fee and commission expenses for leasing projects

We pay fees and commissions on collaboration for leasing projects for services rendered during the transaction process. Such fees and commissions decreased by 100.00% for the year ended June 30, 2021, compared to the year ended June 30, 2020.

Provision for lease payment receivable

We accrue allowances for the impairment on our investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable decreased by $9.9 million, to $9.5million, for the year ended June 30, 2021, from $19.4 million for the year ended June 30, 2020. The decrease was primarily attributable to the outbreak of COVID-19, affecting the lessee’s ability to repay the rental expense and the Company had made specific allowance for the lease payment as at June 30 2020 based on the specific risk of collectability of the lessee was identified. Jinshang Leasing made a specific allowance of $121.44 million and $101.9 million for the years ended June 30, 2021 and 2020, respectively, for customers individually evaluated for impairment. Jinshang Leasing also made a general allowance of $29 thousand and $0.2 million for the years ended June 30, 2021 and 2020, respectively, for customers collectively evaluated for impairment. On grounds of prudence, if the client default, we will make allowance for all uncollected principal and interests (including the amount due and not due) as provision.

Net direct financing lease interest income after provision for receivables

Net direct financing lease interest income after provision for receivables was $(9.3) million for the year ended June 30, 2021, compared to $(14.5) million for the year ended June 30, 2020.

Financial advisory and agency income

Financial advisory and lease agency income was nil for the year ended June 30, 2021.

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, depreciation of equipment, lawyer’s fees, professional fees, consultation fees and office supplies. Non-interest expenses increased by $5.6 million, or 374.5%, to $7.2 million for the year ended June 30, 2021, compared to $1.5 million for the year ended June 30, 2020. The increase was primarily caused by a increase in other operating expenses.

Non-interest expenses - Other operating expenses

	For the years ended June 30,
	2021	2020

Legal and professional fees	$386,374	$158,594
Audit fees	592,865	204,266
Depreciation	6,925	12,328
Others	5,150,483	106,123
Total	$6,136,647	$481,311

The increase in other operating expenses was mainly caused by: (i) a increase in audit fees amounting $0.3 million in the years ended June 30, 2021; and (ii) the others contain the impairment loss.

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

Income tax credit decreased by $28.6 million to a tax credit of $ (24.6) million for the year ended June 30, 2021, compared to a tax credit of $4.0 million for the year ended June 30, 2020. The decrease was primarily attributable to the decrease of provision for lease payment receivable. For the years ended June 30, 2021 and 2020, losses before taxes excluding the interest on investment securities and offshore expenses was $(190.97) million and $17.3 million, respectively.

Net loss from continuing operation

As a result of the above, net loss from continuing operations was $ 216.5 million for the year ended June 30, 2021, compared to net loss from continuing operations of $12.0 million for the year ended June 30, 2020.

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

The Company’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for both the financing lease business and the guarantee business. The Company’s net revenues are all generated from customers in the PRC. Hence, The Company operates and manages its business within one reportable segment, which is to provide financial services in the PRC domestic market

For the year ended June 30, 2021, there were 3 customers that accounted for 63%, 19% and 14% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2020, there were 2 customers that accounted for 50% and 14% of the Jinshang Leasing’s revenue, respectively.

As of June 30, 2021, three customers accounted for 70%, 17% and 13%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2020, two customers accounted for 40% and 13%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

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

Contract Balances

For the year ended June 30, 2021 and 2020, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2021 and 2020, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2021 and 2020, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

Property and equipment

Plant and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3% salvage value. The average estimated useful lives of property and equipment are discussed in Note 6.

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

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2021 and 2020.

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

The Company elected to record its equity investments in this privately held company using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer, since the Company does not have significant influence over HuiYue and its investment in HuiYue is without readily determinable fair value. There was no observable price change for the year ended June 30, 2021.

On February 22 2021, a subsidiary of the Company entered into an agreement to Convert Hui Yue’s equity into the creditor’s right of Shenzhen Jiruhai Technology Co., LTD.

On June 16,2021, Beijing Fu Sheng Xing Trading Co., LTD (“Fu Sheng Xing”) was established under the laws of the PRC. Full Shine owns 40% interest in Fu Sheng Xing.

Equity investments in HuiYue accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

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

Level 3 -      inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

As of June 30, 2021 and 2020, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

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

For financial reporting purposes, the financial statements of the Company’s subsidiaries are prepared using RMB and translated into the Company’s functional currency at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate in effect at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and stockholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in stockholders’ equity.

	June 30,	June 30,
	2021	2020
Balance sheet items, except for equity accounts	6.4601	7.0697

	For the years ended
	June 30
	2021	2020
Items in the statements of income and comprehensive income, and statements of cash flows	6.6273	7.0319

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

Disposal groups (or non-current assets) held-for-sale and discontinued operations

Disposal groups (or non-current assets) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The disposal groups or the non- current assets (except for certain assets as explained below) are stated at the lower of carrying amount and fair value less costs to sell. Deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries and associates) and investment properties, which are classified as held for sale, would continue to be measured in accordance with the significant accounting policies set out elsewhere in Note 17.

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

The following summarizes the key components of our cash flows from continuing operations for the years ended June 30, 2021 and 2020:

	For the years ended
	June 30,
	2021	2020
Net cash used in operating activities	$(13,007)	$(3,111,416)
Net cash used in investing activities	—	(843)
Net cash used in financing activities	—	(699,469)
Effect of exchange rate change on cash, cash equivalents and restricted cash	2,817	3,780,236
Net decrease in cash and cash equivalents and restricted cash	$(10,190)	$(31,492)

Net cash used in operating activities was approximately $0.01 million for the year ended June 30, 2021, while net cash used in operating activities was approximately $3.1 million for the year ended June 30, 2020. The net cash provided by operating activities for the year ended June 30, 2021 mainly consisted of $5.9 million of cash used in minimum lease payment receivable. The net cash used in operating activities for the year ended June 30, 2020 mainly consisted of $ 7.1 million of cash used in minimum lease payment receivable.

Net cash provided by investing activities was nil for the year ended June 30, 2021, while net cash used in investing activities was approximately $843 for the year ended June 30, 2020. Net cash used in investing activities for the year ended June 30, 2020 mainly consisted of $843 of related to purchase of property, plant and equipment. Net cash used in financing activities was nil for the year ended June 30, 2021, while net cash used in financing activities was approximately $0.7 million for the year ended June 30, 2020. Net cash used in financing activities for the year ended June 30, 2020 consisted of $0.7 million to repay long term loans.

Commitments and Contractual Obligations

The following table presents our material contractual obligations as of June 30, 2021 and 2020:

	Total as at
	June 30,	Less than	1 – 3	3 – 5	5+
Contractual Obligations	2021	1 year	years	years	years
Due to a related party	464,000	464,000	—	—	—
Operating lease obligations	55,022	55,022	—	—	—
	$519,022	519,022	—	$—	$—

	Total as at
	June 30,	Less than	1 – 3	3 – 5	5+
Contractual Obligations	2020	1 year	years	years	years
Due to a related party	464,000	464,000	—	—	—
Operating lease obligations	55,007	47,904	7,103	—	—
	$519,007	511,904	7,103	$—	$—

Off-balance Sheet Arrangements

During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.2 million (RMB44 million) (included in Note 4 - net investment in direct financing leases) and the third party provides the remaining financing of $59.4 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2021, the maximum guarantee issued by Jinshang Leasing was $71.5 million (RMB462 million).

Impact of Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for Emerging Growth Company (“EGC”) for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years and effective for public companies excluding EGC and smaller reporting companies for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12 (“ASU 2019-12”), Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Group is not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

Impact of recently issued accounting pronouncements not yet adopted

In May 2021, the FASB issued ASU 2021-04—Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This amendment provides that for an entity that presents earnings per share (EPS) in accordance with Topic 260, the effects of a modification or an exchange of a freestanding equity-classified written call option that is recognized as a dividend should be an adjustment to net income (or net loss) in the basic EPS calculation. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt the amendments in this Update in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the impact of adopting this guidance.

Impact of recently issued accounting pronouncements not yet adopted(con’t)

In July 2021, the FASB issued 2021-05—Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments. Topic 842 requires that a lessor determine whether a lease should be classified as a sales-type lease or a direct financing lease at lease commencement on the basis of specified classification criteria. Under Topic 842, a lessor is not permitted to estimate most variable payments and must exclude variable payments that are not estimated and do not depend on a reference index or a rate from the lease receivable. Subsequently, those excluded variable payments are recognized entirely as lease income when the changes in facts and circumstances on which those variable payments are based occur. Consequently, the net investment in the lease for a sales-type lease or a direct financing lease with variable payments of a certain magnitude that do not depend on a reference index or a rate may be less than the carrying amount of the underlying asset derecognized at lease commencement. As a result, the lessor recognizes a selling loss at lease commencement (hereinafter referred to as a day one loss) even if the lessor expects the arrangement to be profitable overall. Certain preparers and practitioners have continued to highlight that recognizing a day-one loss for a sales-type lease with variable payments that do not depend on a reference index or a rate results in reporting outcomes that do not faithfully represent the underlying economics either at lease commencement or over the lease term. Those stakeholders emphasized that users of financial statements are not provided with financial information that is relevant or decision useful in those cases. Rather, the reporting of a loss is counter to the economics of those arrangements, and, thus, the accounting previously required fails to represent the underlying economics neutrally and faithfully. Lease arrangements with variable payment structures based on the performance or use of underlying assets are becoming more prevalent, particularly in the energy industry, and stakeholders from that industry requested that the Board amend the leases guidance to address this issue. This issue also may exist for a direct financing lease with variable payments that do not depend on a reference index or a rate. Those stakeholders further highlighted that lessors did not recognize a day-one loss under Topic 840, Leases, because of the longstanding practice to account for certain leases with variable payments as operating leases based on an interpretation of a classification criterion in Topic 840. That classification criterion was not retained in Topic 842. Additionally, the resulting day-one loss issue was not identified or discussed by the Board in deliberations leading to the issuance of Update 2016-02. The amendments in this Update address stakeholders’ concerns by amending the lease classification requirements for lessors to align them with practice under Topic 840. Lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met:

1. The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in paragraphs 842-10-25-2 through 25-3.

2. The lessor would have otherwise recognized a day-one loss.

When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not derecognize the underlying asset, and, therefore, does not recognize a selling profit or loss. The leased asset continues to be subject to the measurement and impairment requirements under other applicable GAAP 3 before and after the lease transaction. The amendments in this Update amend Topic 842, which has different effective dates for public business entities and most entities other than public business entities. The amendments are effective for fiscal years beginning after December 15, 2021, for all entities, and interim periods within those fiscal years for public business entities and interim periods within fiscal years beginning after December 15, 2022, for all other entities. The Company is currently evaluating the impact of adopting this guidance.

In October 2021, the FASB issued ASU 2021-07—Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards. The measurement objective in Topic 718 for share-based awards is fair value based, and the current price input is measured at fair value. This input is used in determining an award’s fair value. The practical expedient in this Update allows a non-public entity to determine the current price of a share underlying an equityclassified share-based award using the reasonable application of a reasonable valuation method. The practical expedient in this Update is effective prospectively for all qualifying awards granted or modified during fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application, including application in an interim period, is permitted for financial statements that have not yet been issued or made available for issuance as of October 25, 2021. The Company is currently evaluating the impact of adopting this guidance.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

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

Name	Age	Position(s)
Renhui Mu	47	Chairman, Chief Executive Officer, Chief Operating Officer and Director
Yuchan Cheng	40	Chief Financial Officer
Jianghua Huang (1)(2)(3)	59	Director
Jiyi Li (1)(2)(3)	47	Director
Xin He (1)(2)(3)	51	Director
(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating Committee

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

Mr. Jianhua Huang founded Beijing Guoye Fugui Fund Management Company and served as vice general manager from January 2016. From November 2013 to December 2015, Mr. Huang served as manager of investment department at Zhejiang Jinzhou Pipeline Technology Co. LTD. From March 2011 to October 2013, Mr. Huang served as vice manager of investment department at Jilin Aodong Pharmaceutical Group Co., Ltd. From Jun 2008 to December 2011, he served as vice manager of financial department at Anhui Fengyuan Group Co. LTD. Mr. Jianhua Huang is an economist, and experienced on investment management, financing, and acquisition and reorganization. Mr. Huang got his college degree of finance from Hubei Institute of Finance and Economics.

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

Mr. He Xin (“Mr. He”), From July 1992 to June 1994, he served as a business manager of the export department of China RailwayImport and Export Company under the Ministry of Railway. From June 1994 to May 2005, heworked as a secretary of the administrative department of Shenzhen Golden Century Development Company Limited. From May 2005 to September 2009, he served as an investment manager of the internationaldepartment of China Merchants Securities Company Limited. From September 2010 to March 2014, he held a positionas a vice president of Beijing Yingguxinye Investment Co., Ltd. From March 2014 to August 2016, he held positions asa director and a general manager of Ningxia Yinggu Industry Company Limited. From August 2016 to present, he has been serving as a general manager of BeijingYingguxinye Investment Co., Ltd. Mr. He joined Tianjin TEDA Biomedical Engineering Company Limited in December 2018 and was appointed as executive director of the Company. Mr. He graduated from Beijing Jiaotong University in Mechanical Engineering and Obtain MBA degree from University Technology Sydney. NOW, THEREFORE, BE IT: RESOLVED, that, effective the date hereof, the Mr. Liu, Zhongkuo’s resignation

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

The aggregate compensation paid and other payments expensed by us to our directors and executive officers with respect to the year ended June 30, 2021 and 2020 was $343,922 and $305,944 respectively. This amount includes approximately $74,259 and $20,241 for the year ended June 30, 2021 and 2020 respectively, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

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

Board Leadership Structure and Role in Risk Oversight

Mr. Mu serves as Chairman of the Board of Directors and as Chief Executive Officer of our company. We believe in the importance of independent oversight and we will endeavor to ensure that this oversight is truly independent and effective through a variety of means, including:

●	Having a majority of the board be considered independent.
●	At each regularly scheduled Board meeting, all independent directors will typically be scheduled to meet in an executive session without the presence of any management directors.
●	The charters for each of standing committees of the Board will require that all of the members of those committees be independent.

Given the small size of the Board of Directors, we do not believe that Mr. Mu’s combined role of Chief Executive Officer and Chairman impact the independent oversight of our majority independent board

Meetings and Committees of the Board of Directors

Audit Committee Information

The audit committee of our board of directors is comprised of Jianhua Huang, Jiyi Li and Xin He. serves as the chairman of the audit committee. Each of the members of the audit committee is independent under the applicable Nasdaq listing standards. The purposes of the audit committee, as specified in our Audit Committee Charter, include, but are not limited to:

●	reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 20-F;
●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;
●	discussing with management major risk assessment and risk management policies;
●	monitoring the independence of the independent auditor;
●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;
●	reviewing and approving all related-party transactions;
●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;
●	appointing or replacing the independent auditor;
●	determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;
●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and
●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

Our audit committee will at all times be composed exclusively of “independent directors,” as defined for audit committee members under the Nasdaq listing standards and the rules and regulations of the SEC, who are “financially literate,” as defined under Nasdaq’s listing standards. Nasdaq’s listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement. We are required to certify to Nasdaq that the audit committee has, and will continue to have, at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The Board of Directors has determined that Jianhua Huang satisfies Nasdaq’s definition of financial sophistication and also qualify as an “audit committee financial expert” as defined under rules and regulations of the SEC.

Nominating Committee Information

The nominating committee of our board of directors is comprised of Jianhua Huang Jiyi Li and Xin He. Each of the members of the nominating committee is independent under the applicable Nasdaq listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors.

Guidelines for Selecting Director Nominees

The nominating committee will consider persons identified by its members, management, shareholders, investment bankers and others. The guidelines for selecting nominees, which are specified in our Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;
●	should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and
●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

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

Compensation Committee Information

The compensation committee of our board of directors is comprised of Jianhua Huang Jiyi Li and Xin He. The compensation committee’s duties, which are specified in our Compensation Committee Charter, include, but are not limited to:

●	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;
●	reviewing and approving the compensation of all of our other executive officers;
●	reviewing our executive compensation policies and plans;
●	implementing and administering our incentive compensation equity-based remuneration plans;
●	assisting management in complying with our annual report disclosure requirements;
●	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
●	if required, producing a report on executive compensation to be included in our annual report or proxy statement; and
●	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

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

As of June 30, 2021, we had 22 full-time employees. We recruit personnel from the open market and enter into employment contracts with employees. We offer competitive remuneration packages to employees, including salaries and bonuses to qualified employees. We provide staff training on a regular basis to enhance employees’ knowledge of financial products in the market and the applicable laws and regulations in relation to the industry in which we operate.

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

Non-Qualified Share Options. With respect to non-qualified share options:

●	upon grant of the share option, the participant will recognize no income provided that the exercise price was not less than the fair market value of the Company ordinary shares on the date of grant;
●	upon exercise of the share option, if the ordinary shares are not subject to a substantial risk of forfeiture, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the exercise price, and the Company will qualify for a deduction in the same amount, subject to the requirement that the compensation be reasonable; and
●	The Company will be required to comply with applicable federal income tax withholding requirements with respect to the amount of ordinary compensation income recognized by the participant.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 30, 2021 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group.

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

As of September 30, 2021, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 352 holders of record. Such holders of record held, as of that date, 98.8% of our outstanding ordinary shares, the vast majority of which are held outside the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 1.2% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

	Ordinary Shares
	Beneficially Owned
Name and Address of Beneficial Owner (1)	Number		Percent (2)
5% or Greater Shareholders (other than directors and executive officers)
Peilin Zhao	1,009,000	(3)	5.1%
Great Finance Holdings Limited	1,100,000	(4)	5.5%
Spectacular Bid Limited	13,440,000	(5)	67.7%
Cosmic Expert Ltd.	1,620,000	(6)	8.2%
Directors and Executive Officers
Renhui Mu	110		*
Junfeng Zhao	840,000	(7)	4.2%
Yuchan Cheng	—		*
Jianhua Huangfeng	—		*
Jiyi Li	—		*
Xin He	—		*
All director and executive officers as a group (5 persons)	840,110		4.2%

*Less than 1% of our ordinary shares.

(1)	Unless otherwise indicated the business address for the above individuals and entities is c/o Wins Finance Holdings Inc., 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024.
(2)	The percentage of beneficial ownership is calculated based on 19,837,642 outstanding ordinary shares, as of September 30, 2021.

(3)	Peilin Zhao’s business address is Room 2705-10, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong.
(4)	Represents shares held by Jing Zhao and Great Finance Holdings Limited, of which Ms. Zhao controls and therefore has voting and disposition power over such shares. The foregoing is based on a Schedule 13D/A filed October 16, 2015.
(5)	Freeman FinTech Corporation Limited controls Spectacular Bid Limited. Freeman FinTech Corporation Limited is a publicly traded company on the Hong Kong Stock Exchange.
(6)	Represents shares held by Cosmic Expert Ltd, which Wenyu Li controls. As such, she has voting and dispositive power over such shares.
(7)	Represents shares held by Glowing Assets Holdings Ltd, of which Mr. Zhao, the former CFO of Wins Finance Holdings Inc., is the sole officer and director and as such controls the voting and disposition of such shares.

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

Other than the executive and director compensation arrangements and the indemnification agreements and arrangements with respect to directors and officers discussed in Item 6”Directors, Senior Management and Employees,” we have not entered into any transactions since July 1, 2017 to which we have been or are a party to and in which any of our directors, executive officers or holders of more than 5% of our share capital, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

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

On October 31, 2014, King & Wood Mallesons filed a complaint in Xicheng District People’s Court of Beijing on behalf of its client for breach of contract against Jinshang Leasing, our subsidiary. On February 3, 2015, the court agreed with Jinshang Leasing that it did not have jurisdiction over the proceeding, and the case was transferred to the court in Beijing, Haidian. There has been no activity in the case since it was transferred to the Beijing court. We believe that resolution of this matter will not result in any payment that, in the aggregate, would be material to our financial position or results of operations.

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

As of this date and to the best of our knowledge, neither the Company nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, motions for appointment as lead plaintiff(s) and lead counsel were filed on or before September 24, 2020, following the Court’s resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims. There is not any update progress since from June 30, 2020.

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

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since June 30, 2021, until the date of the filing of this Annual Report.

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

On October 19, 2020, the Company received a letter from the Nasdaq Hearing Panel (the “Panel”) of the Nasdaq Stock Exchange LLC (“Nasdaq). The letter notified the Company that since its new auditor submitted a qualified opinion on its financial statements filed on Form 20-F for the years ended December 31, 2019 and 2018 due to the freezing of a substantial portion of its assets by a public security bureau in China, this rendered the Form 20-F incomplete. Accordingly, the Panel determined to delist the Company’s shares from Nasdaq. As a result, the ordinary shares were suspended from trading on the Nasdaq Stock Market on October 21, 2020.

The Company’s ordinary shares have been traded on the OTC Pink Open Market under the symbol WINSF since October 22, 2020.

Transfer Agent

The transfer agent for our ordinary shares is Continental Stock Transfer & Trust Company, 17 Battery Place, New York, New York 10004.

B.	Plan of Distribution

Not applicable.

C.	Markets for Ordinary Shares

On October 19, 2020, the Company received a letter from the Nasdaq Hearing Panel (the “Panel”) of the Nasdaq Stock Exchange LLC (“Nasdaq). The letter notified the Company that since its new auditor submitted a qualified opinion on its financial statements filed on Form 20-F for the years ended December 31, 2019 and 2018 due to the freezing of a substantial portion of its assets by a public security bureau in China, this rendered the Form 20-F incomplete. Accordingly, the Panel determined to delist the Company’s shares from Nasdaq. As a result, the ordinary shares were suspended from trading on the Nasdaq Stock Market on October 21, 2020.

The Company’s ordinary shares have been traded on the OTC Pink Open Market under the symbol WINSF since October 22, 2020.

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

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that own and hold our ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not discuss the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;
●	broker-dealers;
●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;
●	tax-exempt entities;
●	governments or agencies or instrumentalities thereof;
●	insurance companies;
●	regulated investment companies;
●	real estate investment trusts;
●	certain expatriates or former long-term residents of the United States;
●	persons that actually or constructively own 5% or more of our voting shares;

●	persons that acquired our ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;
●	persons that hold our ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;
●	persons whose functional currency is not the U.S. dollar;
●	controlled foreign corporations; or
●	passive foreign investment companies.

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

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2021, we believe that we are not a PFIC for such year. However, because we have not completed our analysis as to our PFIC status for the 2021 fiscal year, there can be no assurance in respect to our PFIC status for such taxable year.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our ordinary shares, and such U.S. Holder did not make either a timely qualified electing fund (“QEF”) election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, a QEF election along with a purging election or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes in respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and
●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;
●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC, will be taxed as ordinary income;
●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

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

Moreover, backup withholding of U.S. federal income tax at a current rate of 24%, generally will apply to cash dividends paid on our ordinary shares to a U.S. Holder (other than an exempt recipient) and the proceeds from sales and other dispositions of our ordinary shares by a U.S. Holder (other than an exempt recipient), in each case who:

●	fails to provide an accurate taxpayer identification number;
●	is notified by the IRS that backup withholding is required; or
●	in certain circumstances, fails to comply with applicable certification requirements.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as of June 30, 2021. Based on that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of June 30, 2021 were not effective due to the material weaknesses in our internal control over financial reporting described below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over the financial reporting as of June 30, 2021, using criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of June 30, 2021 due to the following material weaknesses:

●	lack of sufficient accounting personnel qualified in US GAAP and SEC reporting; and
●	insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements.

We plan to take steps to remediate the material weaknesses in our internal control over financial reporting as soon as practicable by:

●	hiring additional internal staff familiar with US GAAP and SEC reporting. In the past couple of years, we have made offers to hire accounting personnel familiar with US GAAP and SEC reporting experience, but has as of yet been unable to hire a suitable candidate. We now plan to hire a professional recruitment agency to assist us in the identification and selection of appropriate candidates.
●	Enhance staff awareness of laws and regulations by conducting more trainings.
●	hiring sufficient staff to adequately segregate responsibilities and insure timely preparation of financial statements; and providing training to our accounting personnel on US GAAP, SEC reporting and other regulatory requirements regarding the preparation of financial statements. In July 2018 and July 2017, our financial personnel attended US GAAP and SEC reporting training sessions organized by an international accounting firm. We plan to hold similar US GAAP and SEC reporting training on a regular basis.

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

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended June 30, 2021 to contain a material misstatement.

Our independent registered public accounting firm, Audit Alliance LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of June 30, 2021.

(d) Changes in internal control over financial reporting

Except as disclosed above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ITEM 16.    [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT.

Our Board of Directors has determined that Jianhua Huang, a member of our audit committee is an audit committee financial expert as defined by rules of the U.S. Securities and Exchange Commission and is an independent director under Nasdaq Listing Rules.

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

	2021	2020
Audit Fees(1)	$592,865	$204,266
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Total	$592,865	$204,266
(1)	The audit fees of $200,000 for the years ended June 30, 2020 were billed by Audit Alliance LLP, our independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements

The audit fees of $50,000 for the years ended June 30, 2021 were billed by Audit Alliance LLP, our independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements

(2)	There were no audit-related fees for the year ended June 30, 2021 and 2020.
(3)	There were no tax fees for the years ended June 30, 2021 and 2020.

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

CZD’s reports on the financial statements of the Company for the fiscal years ended June 30, 2017 and 2018 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. CZD expressed an adverse opinion on the Company’s internal control over financial reporting as of June 30, 2017 and 2018 because of material weaknesses.

During the Company’s fiscal years ended June 30, 2017 and 2018 and through June 30, 2019, there were no disagreements with CZD on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to CZD’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company’s consolidated financial statements for such period.

During the Company’s years ended June 30, 2017 and 2018 and through June 30, 2019, except with respect to the material weaknesses described below, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F. The following material weaknesses have been identified and included in management’s assessment: lack of sufficient accounting personnel qualified in US GAAP, and SEC reporting; and insufficient accounting staff, which results in a failure to segregate duties sufficiently to ensure a timely and proper preparation and review of the financial statements.

The Company has provided CZD with a copy of the foregoing disclosures and has requested that CZD review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. A copy of such letter was filed as Exhibit 99.1 to the Company’s Current Report on Form 6-k filed with the SEC on July 6, 2020.

On September 6, 2021, Wins Finance Holdings Inc. (the “Company”) engaged Audit Alliance LLP (“AA”) as its principal accountant. During the years ended June 30, 2021, On July 17, 2020, Wins Finance Holdings Inc. (the “Company”) engaged Audit Alliance LLP (“AA”) as its principal accountant. During the years ended June 30, 2020,2019 and 2018, neither the Company nor anyone on its behalf consulted AA regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that AA concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

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

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on _October 31, 2018)
12.1	Certification of Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Letter from Centurion ZD CPA & Co., dated July 6, 2020 (incorporated by reference to Exhibit 99.1 to the CurrentReport on Form 20-F filed on July 6, 2020)
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WINS FINANCE HOLDINGS INC.

Date: October 29, 2021	By:	/s/ Renhui Mu
	Name:	Renhui Mu
	Title:	Chief Executive Officer and Chief Operating Officer
(Principal Executive Officer)

	By:	/s/ Yuchan Cheng
	Name:	Yuchan Cheng
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Wins Finance Holdings Inc and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Wins Finance Holdings Inc. and subsidiaries (collectively, the “Company”) as of June 30, 2021, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ equity and cash flows for each of the year ended June 30, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion,  the financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of June 30, 2021, and the related consolidated statements of profit and other comprehensive income, changes in equity and cash flows for the year ended June 30, 2021, in conformity with U.S. generally accepted accounting principles.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, During the financial year ended 30 June 2021, the Company incurred a net loss of approximately USD 216 million and as at 30 June 2021, its negative net stockholders’ equity of approximately US$2.6 million and its negative operating activities cash flows of US$13,007. These events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

In addition, we draw attention to Note 16 of the financial statements, which describes the uncertainty related to the outcome of the lawsuit filed against the Company. and we also draw attention to Note 2 of the financial statements, which describe the Company facing uncertainty as to the operational impact of the COVID-19 outbreak on the Company’s financial leasing business resulting had a material adverse effect on the Company’s results of operation, cash flows and liquidity. The financial statements have been prepared on a going concern basis in view of the Company will be able to:

(a)obtain continued financial support from its related party or its ability to obtain external financing; or

(b)further implement management’s business plan to extend its operations and generate sufficient revenues to meet its obligations.

The validity of the going concern basis on which the financial statements are prepared depends on the Company’s ability to operate as a going concern as set forth above. The assumptions are premised on future events, the outcome of which are inherently uncertain. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Wins Finance Holdings Inc and Subsidiaries

Basis for Opinion (Cont’d)

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

/s/ Audit Alliance LLP

Singapore

October 29, 2021

We have served as the Company’s auditor since 2018.

Report of Independent Registered Public Accounting Firm

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

Singapore

November 12, 2020

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US dollars, except share data)

	June 30, 2021	June 30, 2020
ASSETS
Cash	$6,621	$38,820
Restricted cash	22,009	—
Net investment in direct financing leases (Note 4)	2,778,471	16,958,300
Operating lease, right-of-use asset (Note 5)	50,935	63,356
Property and equipment, net (Note 6)	2,883	26,592
Deferred tax assets, net (Note 14)	—	24,474,583
Other assets (Note 7)	770,985	2,054,907
Non-marketable investment (Note 2<k>)	—	2,828,963
Assets of disposal group classified as held for sale (Note 17)	—	163,251,052
TOTAL ASSETS	$3,631,904	$209,696,573

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Interest payable	—	8,320
Income tax payable (Note 14)	—	1,423,022
Deposits from direct financing leases	2,050,035	5,294,690
Operating lease liability-current(Note 5)	55,022	47,904
Other liabilities (Note 8)	3,715,268	3,157,021
Due to related party (Note 15)	464,000	464,000
Operating lease liability-non-current (Note 5)	—	7,103
Liabilities of disposal group classified as held for sale (Note 17)	—	2,949,836
Total Liabilities	$6,284,325	$13,351,896

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2021 and 2020)(Note 10)	$1,984	1,984
Additional paid-in capital	211,934,432	211,934,432
Statutory reserve (Note 11)	4,687,085	4,687,085
(Accumulated losses)/retained earnings	(206,948,669)	9,557,212
Accumulated other comprehensive losses	(12,327,253)	(29,836,036)
Total Stockholders’ Equity	(2,652,421)	196,344,677
TOTAL LIABILITIES AND EQUITY	$3,631,904	$209,696,573

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In US dollars, except share data)

	For the years ended June 30,
	2021	2020	2019

Direct financing lease income
Direct financing lease interest income	174,306	4,934,157	7,595,992
Interest expense for direct financing lease	(11,181)	(11,967)	(411,066)
Business collaboration fee and commission expenses for leasing projects	—	(37,572)	(68,342)
Provision for lease payment receivable	(9,495,002)	(19,379,086)	(81,585,960)
Net direct financing lease interest income after provision for receivables	(9,331,877)	(14,494,468)	(74,469,376)

Net revenue	(9,331,877)	(14,494,468)	(74,469,376)

Non-interest income
Interest on investment securities	—	—	105,878
Investment loss	(175,428,577)	—	—
Total non-interest(loss) income	(175,428,577)	—	105,878

Non-interest expense
Business taxes and surcharge	(476)	(7,652)	(15,827)
Salaries and employee charges	(920,194)	(923,325)	(542,628)
Rental expenses	(97,693)	(95,545)	(102,859)
Other operating expenses	(6,136,647)	(481,311)	(2,062,802)
Total non-interest expense	(7,155,010)	(1,507,833)	(2,724,116)

Loss before taxes	(191,915,464)	(16,002,301)	(77,087,614)

Income tax (expense)credit	(24,590,417)	3,999,361	18,900,720

NET LOSS	(216,505,881)	(12,002,940)	(58,186,894)

Loss from discontinued operation	—	—	8,377,166

Total Net Losses	(216,505,881)	(12,002,940)	(49,809,728)

Other comprehensive loss
Foreign currency translation adjustment	17,508,783	(6,102,745)	(9,623,857)
COMPREHENSIVE LOSS	$(198,997,098)	$(18,105,685)	$(59,433,585)

Weighted-average ordinary shares outstanding
Basic	19,837,642	19,837,642	19,837,642
Diluted	19,837,642	19,837,642	19,837,642

Earnings (loss) per share
Basic	$(10.91)	$(0.61)	$(2.51)
Diluted	$(10.91)	$(0.61)	$(2.51)
From continuing operation	$(10.91)	$(0.61)	$(2.93)
From discontinued operation	$—	$—	$0.42

See notes to the consolidated financial statements

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In US dollars, except share data)

				Accumulated		Retained
				Other		Earnings/	Total
	Common Stock		Additional	Comprehensive	Statutory	(Accumulated	Stockholders’
	Shares	Amount	Paid-in Capital	Losses	Reserve	Losses)	Equity
Balance as of June 30, 2019	19,837,642	$1,984	$211,934,432	$(23,733,291)	$4,687,085	$21,560,152	$214,450,362
Net loss	—	—	—	—	—	(12,002,940)	(12,002,940)
Foreign currency translation adjustment	—	—	—	(6,102,745)	—	—	(6,102,745)
Balance as of June 30, 2020	19,837,642	$1,984	$211,934,432	$(29,836,036)	4,687,085	9,557,212	196,344,677
Net loss	—	—	—	—	—	(216,505,881)	(216,505,881)
Foreign currency translation adjustment	—	—	—	17,508,783	—	—	17,508,783
Balance as of June 30, 2021	19,837,642	$1,984	211,934,432	(12,327,253)	4,687,085	(206,948,669)	(2,652,421)

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended June 30,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(216,505,881)	$(12,002,940)	$(58,186,894)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	838	21,118	41,000
Investment loss for disposal of subsidiaries	175,428,577	—	—
Property and equipment written off	24,718	—	—
Provision for lease payment receivables	9,495,002	19,379,086	81,585,960
Provision for other assets	3,017,816	—	—
Deferred tax expense (benefit)	26,108,436	(4,255,391)	(20,055,500)
Changes in assets and liabilities:
Net investment in direct financing leases	5,887,016	(7,116,662)	(41,724,936)
Interest receivable	—	—	4,293,657
Other assets	(628,927)	180,508	473,025
Lease receivable in lease agency transaction	2,085,456	(92,689)	(1,930,374)
Interest payable	(8,874)	(12,629)	(130,205)
Income tax payable	(1,518,019)	256,030	1,127,838
Deposits from direct financing leases	(3,649,836)	42,663	(4,397,481)
Other liabilities	250,671	489,490	1,190,464
Net Cash Used in Operating Activities from Discontinued Operation	—	—	(229,263)
Net Cash Used in Operating Activities	(13,007)	(3,111,416)	(37,942,709)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities of investment securities	—	—	46,906,465
Deposits paid to banks for financial leasing services	—	—	(2,916,996)
Purchase of property, plant and equipment	—	(843)	—
Withdrawal of pledged bank deposits	—	—	4,397,481
Net Cash Used in Investing Activities from Discontinued Operation	—	—	(3,266,588)
Net Cash (Used in) Provided by Investing Activities	—	(843)	45,120,362

CASH FLOWS FROM FINANCING ACTIVITY
Repayment of loans	—	(699,469)	(17,200,372)
Net Cash Used in Financing Activity	—	(699,469)	(17,200,372)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM CONTINUING OPERATION	2,817	3,780,236	(6,536,360)
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM (DISPOSAL GROUP)/DISCONTINUED OPERATION	(7,553,701)	(221,827)	5,907,827

NET DECREASE CASH FROM CONTINUING OPERATION	(10,190)	(31,492)	(13,063,228)
NET (DECREASE) AND INCREASE IN CASH FROM (DISPOSAL GROUP)/DISCONTINUED OPERATION	(7,553,701)	(221,827)	2,411,976

Cash and cash equivalents at beginning of year	$38,820	$70,312	$13,133,540
Cash and cash equivalents at beginning of year-disposal groups	$7,553,701	$7,775,528	$5,363,552
Cash and cash equivalents at end of year	28,630	38,820	70,312
Cash and cash equivalents at end of year-disposal groups	—	7,553,701	7,775,528

SUPPLEMENTAL CASH FLOW INFORMATION:
Continuing Operation
Cash paid for income taxes	$—	$—	$26,942
Cash paid for interest expense	$11,181	$11,966	$443,186
Discontinued Operation
Cash paid for income taxes	$—	$—	$256,613
Cash paid for interest expense	$—	$—	$—

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS

The accompanying consolidated financial statements include the financial statements of Wins Finance Holdings Inc. (“Wins Finance”) and its subsidiaries, Wins Holdings LLC (“WHL”),Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture) and Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”). Wins Finance and its subsidiaries are collectively referred to as the “Company”.

Wins Finance was incorporated in the Cayman Islands as an exempt company on February 17, 2015 and was then a wholly owned subsidiary of Sino Mercury Acquisition Corp.

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

Dongsheng Guarantee was incorporated on February 22, 2006 in Jinzhong City, Shanxi Province, PRC under the laws of PRC and is mainly engaged in providing credit guarantees to small and medium-sized companies and related consulting finance services in the PRC.And it was disposed on January 6, 2021.

Jinchen Agriculture was incorporated on February 29, 2012 in Jinzhong City. Shanxi Province, PRC under the laws of PRC. Jinchen Agriculture did not conduct any business activities from its inception through September 30, 2015. And it was disposed on January 6, 2021.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS (CON’T)

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

Jinshang Leasing has enter into an agreement for disposal of Jinchen Agriculture and Dongsheng Guarantee to Shanghai Guyan Investment Management Co., Ltd on January 6, 2021.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS (CON’T)

As at 30 June 2021 and the date of approval of the consolidated financial statements, the Company had the following wholly-owned subsidiaries:

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

Going concern and management plans

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. During the financial year ended 30 June 2021, the Company incurred a net loss of approximately USD 216 million and as at 30 June 2021, its negative net stockholders’ equity of approximately US$2.6 million and its negative operating activities cash flows of US$13,007. The Company revenue in the year ended June 30 2021 was decreased significantly as compared with the year ended June 30 2020 due to the continued adverse impact of the COVID-19 outbreak on the Company’s financial leasing business. Besides, the COVID-19 was contained in China in the second half of 2020, the lessee’s ability to repay the rental expense was still affected and the Company had made specific allowance for the lease payment with amount to USD 121,412,692 as of June 30 2021 based on the specific risk of collectability of the lessee was identified. The Company funded these losses dependent upon:

(1)the continued financial support from its related party or its ability to obtain external financing; or

(2)further implement management’s business plan to extend its operations and generate sufficient revenues to meet its obligations.

While the Company believes in the viability of its strategy to increase sales volume and in its ability to raise additional funds, there can be neither any assurances to that effect, nor any assurance that the Company will be successful in securing sufficient funds to sustain the operations.

As of June 30, 2021, the Company’s having a minimum cash balance on the consolidated statement of financial position. The Company has taken an intensive review of operations and expenditures, including selling, distribution, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from June 30, 2021. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)     Basis of presentation and principle of consolidation

The consolidated financial statements of Wins Finance and its subsidiaries are prepared and presented in accordance with U.S. generally accepted accounting principles.(“U.S. GAAP”).

The consolidated financial statements include the financial statements of Wins Finance, its subsidiaries, including the wholly-foreign owned enterprises (“WFOEs”) in the PRC.

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

The Company’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the financing lease business. The Company’s net revenues are all generated from customers in the PRC. Hence, The Company operates and manages its business within one reportable segment, which is to provide financial services in the PRC domestic market.

For the year ended June 30, 2021, there were three customers that accounted for 63% ,19% and 14% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2020, there were two customers that accounted for 50% and 14% of the Jinshang Leasing’s revenue, respectively.

As of June 30, 2021, three customers accounted for 70%,17% and 13%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2020, two customers accounted for 40% and 13%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(d)    Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and all highly liquid investments with original maturities of three months or less that are unrestricted as to withdrawal and use.

(e)     Restricted Cash

Restricted cash represents cash pledged to banks.

(f)     Investments securities – held to maturity

Investments in non-marketable asset management products issued by banks and financial institutions (the issuers) with original maturities of one year or three or five years are classified as investment securities – held to maturity (“HTM”). The Company’s asset management products are managed by banks and financial institutions and invested in fixed-income financial products that are permitted by the China Securities Regulatory Commission (“CSRC”), such as government bonds, corporate bonds and central bank notes. The investment portfolios of these products are not disclosed to the Company by the banks or financial institutions.

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

Interest income from HTM securities is recognized when the Company’s right to receive payment is established. Accrued but unpaid interest income is recorded as interest receivable in the accompanying consolidated statement of financial position.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(g)     Net investment in direct financing leases (con’t)

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

Contract Balances

For the year ended June 30, 2021 and 2020, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2021 and 2020, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(h)    Revenue recognition (con’t)

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2021 and 2020, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

(i)     Property and equipment, net

Plant and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3%salvage value. The average estimated useful lives of property and equipment are discussed in Note 6.

The Company eliminates the cost and related accumulated depreciation of assets sold or otherwise retired from the corresponding accounts and includes any gain or loss in the consolidated statements of income and comprehensive income. The Company charges maintenance, repairs and minor renewals directly to expenses as incurred; major additions and improvements of equipment are capitalized.

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

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2021 and 2020.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(k)     Non-marketable equity investments (con’t)

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

The Company elected to record its equity investments in this privately held company using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer, since the Company does not have significant influence over Hui Yue and its investment in Hui Yue is without readily determinable fair value. There was no observable price change for the year ended June 30, 2021.

On February 17 2021, a subsidiary of the Company entered into an agreement to Convert Hui Yue’s equity into the creditor’s right of Shenzhen Jiruhai Technology Co., Ltd.

Equity investments in Hui Yue accounted for using the measurement alternative are subject to periodic impairment reviews. The Company’s impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

On June 16,2021, Beijing Fu Sheng Xing Trading Co., LTD (“Fu Sheng Xing”) was established under the laws of the PRC. Full Shine owns 40% interest in Fu Sheng Xing.

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

Level 3 -       inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(l)      Fair value measurements (con’t)

As of June 30, 2021 and 2020, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated statement of financial position, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

(m)     Foreign currency translation

The Company’s reporting currency is the United States Dollar (“US dollars” or “USD”). The functional currency of the Company’s subsidiaries in the PRC is the Chinese Yuan, or Renminbi (“RMB”).

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

For financial reporting purposes, the financial statements of the Company’s subsidiaries are prepared using RMB and translated into the Company’s functional currency at the exchange rates quoted by www.oanda.com. Assets and liabilities are translated using the exchange rate in effect at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and stockholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in stockholders’ equity.

	June 30, 2021	June 30, 2020
Statement of financial position items, except for equity accounts	6.4601	7.0697

	For the years ended June 30
	2021	2020
Items in the statements of income and comprehensive income, and statements of cash flows	6.6273	7.0319

(n)     Interest expense

Interest expense derived from the loans providing funds for financial leasing contracts is classified as cost of revenue in the consolidated statements of income and comprehensive income.

(o)     Non-interest expenses

Non-interest expenses primarily consist of salary and benefits for employees, travel cost, entertainment expense, depreciation of equipment, office rental expense, professional service fees, office supplies, and similar items.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

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

Accumulated other comprehensive income, as presented on the consolidated statement of financial position, represents cumulative foreign currency translation adjustments.

(r)     Operating leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current and non-current lease liabilities on the Company’s consolidated statement of financial position.

ROU lease assets represent the Company’s right to use an underlying asset for the lease term and lease obligations represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company use its incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The Company’s incremental borrowing rate for a lease is the rate of interest it would have to pay to borrow an amount equal to the lease payments under similar terms. The operating lease ROU assets also include initial direct costs incurred and any lease payments made to the lessor or before the commencement date, minus any lease incentives received. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(w)     Impact of recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses” (“ASU 2016-13”), which introduces new guidance for credit losses on instruments within its scope. The new guidance introduces an approach based on expected losses to estimate credit losses on certain types of financial instruments, including, but not limited to, trade and other receivables, held-to-maturity debt securities, loans and net investments in leases. The new guidance also modifies the impairment model for available-for-sale debt securities and requires the entities to determine whether all or a portion of the unrealized loss on an available-for-sale debt security is a credit loss. The standard also indicates that entities may not use the length of time a security has been in an unrealized loss position as a factor in concluding whether a credit loss exists. The ASU is effective for Emerging Growth Company (“EGC”) for fiscal years beginning after December 15, 2022 and interim periods within those fiscal years and effective for public companies excluding EGC and smaller reporting companies for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is in the process of evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12 (“ASU 2019-12”), Simplifying the Accounting for Income Taxes. ASU 2019-12 simplifies the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early adoption of the amendments is permitted. The Group is not early adopting the standard and it is in the process of evaluation the impact of adoption of this new standard on its consolidated financial statements.

(x)    Impact of recently issued accounting pronouncements not yet adopted

In May 2021, the FASB issued ASU 2021-04—Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options. This amendment provides that for an entity that presents earnings per share (EPS) in accordance with Topic 260, the effects of a modification or an exchange of a freestanding equity-classified written call option that is recognized as a dividend should be an adjustment to net income (or net loss) in the basic EPS calculation. The amendments in this Update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. Early adoption is permitted for all entities, including adoption in an interim period. If an entity elects to early adopt the amendments in this Update in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the impact of adopting this guidance.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(x)    Impact of recently issued accounting pronouncements not yet adopted (con’t)

In July 2021, the FASB issued 2021-05—Leases (Topic 842): Lessors—Certain Leases with Variable Lease Payments. Topic 842 requires that a lessor determine whether a lease should be classified as a sales-type lease or a direct financing lease at lease commencement on the basis of specified classification criteria. Under Topic 842, a lessor is not permitted to estimate most variable payments and must exclude variable payments that are not estimated and do not depend on a reference index or a rate from the lease receivable. Subsequently, those excluded variable payments are recognized entirely as lease income when the changes in facts and circumstances on which those variable payments are based occur. Consequently, the net investment in the lease for a sales-type lease or a direct financing lease with variable payments of a certain magnitude that do not depend on a reference index or a rate may be less than the carrying amount of the underlying asset derecognized at lease commencement. As a result, the lessor recognizes a selling loss at lease commencement (hereinafter referred to as a day one loss) even if the lessor expects the arrangement to be profitable overall. Certain preparers and practitioners have continued to highlight that recognizing a day-one loss for a sales-type lease with variable payments that do not depend on a reference index or a rate results in reporting outcomes that do not faithfully represent the underlying economics either at lease commencement or over the lease term. Those stakeholders emphasized that users of financial statements are not provided with financial information that is relevant or decision useful in those cases. Rather, the reporting of a loss is counter to the economics of those arrangements, and, thus, the accounting previously required fails to represent the underlying economics neutrally and faithfully. Lease arrangements with variable payment structures based on the performance or use of underlying assets are becoming more prevalent, particularly in the energy industry, and stakeholders from that industry requested that the Board amend the leases guidance to address this issue. This issue also may exist for a direct financing lease with variable payments that do not depend on a reference index or a rate. Those stakeholders further highlighted that lessors did not recognize a day-one loss under Topic 840, Leases, because of the longstanding practice to account for certain leases with variable payments as operating leases based on an interpretation of a classification criterion in Topic 840. That classification criterion was not retained in Topic 842. Additionally, the resulting day-one loss issue was not identified or discussed by the Board in deliberations leading to the issuance of Update 2016-02. The amendments in this Update address stakeholders’ concerns by amending the lease classification requirements for lessors to align them with practice under Topic 840. Lessors should classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both of the following criteria are met:

1.	The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in paragraphs 842-10-25-2 through 25-3.
2.	The lessor would have otherwise recognized a day-one loss.

When a lease is classified as operating, the lessor does not recognize a net investment in the lease, does not derecognize the underlying asset, and, therefore, does not recognize a selling profit or loss. The leased asset continues to be subject to the measurement and impairment requirements under other applicable GAAP 3 before and after the lease transaction. The amendments in this Update amend Topic 842, which has different effective dates for public business entities and most entities other than public business entities. The amendments are effective for fiscal years beginning after December 15, 2021, for all entities, and interim periods within those fiscal years for public business entities and interim periods within fiscal years beginning after December 15, 2022, for all other entities. The Company is currently evaluating the impact of adopting this guidance.

In October 2021, the FASB issued ASU 2021-07—Compensation—Stock Compensation (Topic 718): Determining the Current Price of an Underlying Share for Equity-Classified Share-Based Awards. The measurement objective in Topic 718 for share-based awards is fair value based, and the current price input is measured at fair value. This input is used in determining an award’s fair value. The practical expedient in this Update allows a non-public entity to determine the current price of a share underlying an equityclassified share-based award using the reasonable application of a reasonable valuation method. The practical expedient in this Update is effective prospectively for all qualifying awards granted or modified during fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application, including application in an interim period, is permitted for financial statements that have not yet been issued or made available for issuance as of October 25, 2021. The Company is currently evaluating the impact of adopting this guidance.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(x)    Impact of recently issued accounting pronouncements not yet adopted (con’t)

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated statement of financial position, consolidated statements of income and comprehensive income and consolidated statements of cash flows.

NOTE 3 -             RISKS

(a)     Credit risk

Credit risk is one of the most significant risks for the Company’s business. Credit risk exposure arises principally in investments in direct financing leases.

The Company identifies credit risk collectively based on industry, geography and customer type. This information is monitored regularly by management.

Further quantitative disclosures in respect of the Company’s exposure to credit risk arising from its investments in direct financing leases are set out in Note 4.

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

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. As of June 30, 2021 and 2020, the Company held cash and restricted cash was US$22,009 and Nil, respectively, that was not insured by any governmental authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with well-known financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.

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

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 3 -             RISKS (CON’T)

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

The Company revenue in the year ended June 30 2021 to decrease 96% as compared with the year ended June 30 2020 due to the adverse impact of the COVID-19 outbreak on the Company’s financial leasing business. Besides, the COVID-19 was outbroke in China in the second half of 2020, the lessee’s ability to repay the rental expense was still affected and the Company had made specific allowance for the lease payment with amount to USD 121,412,692 as of June 30 2021 based on the specific risk of collectability of the lessee was identified.

NOTE 4 -             NET INVESTMENT IN DIRECT FINANCING LEASES

Jinshang Leasing’s leasing operations consist principally of leasing high value equipment under direct financing leases expiring in 1-5 years as of the balance sheets dates. The leases bear effective interest rate of 4.3% - 13.3% per annum.

The following is a summary of the components of the Jinshang Leasing’s net investment in direct financing leases at June 30, 2021 and 2020:

	June 30, 2021	June 30, 2020
Total minimum lease payments to be received	$127,827,892	$122,561,475
Less: Amounts representing estimated executory costs	—	—
Minimum lease payments receivable	127,827,892	122,561,475
Less: unearned income, representing interest	(3,607,312)	(3,533,936)
Present value of minimum lease receivable	124,220,580	119,027,539
Less: Allowance for uncollectible receivables	(121,442,109)	(102,069,239)
Net investment in direct financing leases	$2,778,471	$16,958,300

Future minimum lease receipts under non-cancellable direct financing lease arrangements are as follows:

	June 30, 2021	June 30, 2020
Within 1 year	$377,696	$113,637,581
2 years	117,869,926	7,340,325
3 years	7,847,263	1,583,569
4 years	1,733,007	—
Total minimum finance lease receivables	$127,827,892	$122,561,475

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 4 -             NET INVESTMENT IN DIRECT FINANCING LEASES (CON’T)

An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date the payment was contractually due. The accrual of direct financing lease interest income had been suspended on delinquent finance lease receivables with remaining contractual amounts due of $121,442,109 and $102,069,239 as of June 30, 2021 and 2020. As of June 30, 2021 and 2020, there were no recorded investment in direct financing leases past due 90 days or more and still accruing.

The following is a credit quality analysis of finance lease receivables. In the event that an instalment repayment of a finance lease receivables is overdue for more than 30 days, the entire outstanding balance of the finance lease receivables is classified as overdue. If the instalment repayment is overdue within 30 days, only the balance of this instalment is classified as overdue.

	June 30, 2021		June 30, 2020
Overdue and credit-impaired	$		$
– Overdue within 90 days (inclusive)		—		—
– Overdue above 90 days		12,373,365		9,195,673
Not yet overdue but credit impaired		109,039,328		92,666,574

Overdue but not credit-impaired
– Overdue within 30 days (inclusive)		—		—
– Overdue 31 to 90 days (inclusive)		—		—
– Overdue above 90 days		—		—
Neither overdue nor impaired		2,807,887		17,165,292

Less: Allowances for impairment losses		(121,442,109)		(102,069,239)
Net investment in direct financing leases, end of year		$2,778,471		$16,958,300

The allowance for uncollectible minimum lease payments receivables in direct financing leases for the years ended June 30, 2021 and 2020 were as following:

	June 30, 2021	June 30, 2020
Allowance for uncollectible receivables at the beginning of year	$102,069,239	$85,225,257
(Reversal of Provision)for lease payment receivables	(192,136)	(10,626)
Provision for lease payment receivables	9,687,138	19,368,460
Effect of foreign currency translation	9,877,868	(2,513,852)
Allowance for uncollectible receivables at the end of year	$121,442,109	$102,069,239

	June 30, 2021	June 30, 2020
Allowance for uncollectible receivables relating to:
Individually evaluated for impairment	$121,412,692	$101,862,247
Collectively evaluated for impairment	29,417	206,992
Ending balance	$121,442,109	$102,069,239

Minimum lease payments receivable
Individually evaluated for impairment	$121,412,692	$101,862,247
Collectively evaluated for impairment	6,415,200	20,699,228
Ending balance	$127,827,892	$122,561,475

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 4 -             NET INVESTMENT IN DIRECT FINANCING LEASES (CON’T)

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

The risk classification of direct financing lease receivables is as follows:

	June 30, 2021	June 30, 2020
Normal	$6,415,200	$20,699,228
Abnormal	121,412,692	101,862,247
Total	$127,827,892	$122,561,475

NOTE 5 -             LEASES

	June 30, 2021	June 30, 2020
Operating leases:
Operating lease right of use assets	50,935	63,356
Current operating lease liabilities	55,022	47,904
Non-current operating lease liabilities	—	7,103
Total operating lease liabilities	$55,022	$55,007

Maturities of lease liabilities were as follows:

For the year ended June 30,	Operating lease
2022	$55,551
Total	$55,551
Less: amount representing interest	$529
Present value of future minimum lease payments	$55,022
Less: Current obligations	$55,022
Long-term obligations	$—

Operating lease expense for the years ended June 30, 2021 and 2020 was $ 96,184 and $ 95,545, respectively The remaining lease term is six months as to the year ended June 30, 2021.And the discount rate was 4.75%.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 6 -             PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2021 and 2020 consisted of the following:

	Useful life	Salvage
	(years)	value	June 30, 2021	June 30, 2020
Vehicles	5	3%	—	463,425
Office equipment	5	3%	208,765	190,763
Electric equipment	5	3%	26,091	23,841
Less: accumulated depreciation			(231,973)	(651,437)
Property and equipment, net			$2,883	$26,592

Depreciation expense totaled $838 and $2,491 for the years ended June 30, 2021 and 2020, respectively.

NOTE 7 -             OTHER ASSETS

Other assets as of June 30, 2021 and 2020 consisted of:

	June 30, 2021	June 30, 2020
Advance payment to third party companies	$—	$1,839
Other receivables	770,985	2,053,068
	$770,985	$2,054,907

NOTE 8 -           OTHER LIABILITIES

Other liabilities as of June 30, 2021 and 2020 consisted of:

	June 30, 2021	June 30, 2020
Other tax payable	$1,623,217	$1,428,070
Accrued payroll	101,656	54,010
Other payables	1,990,395	1,674,941
	$3,715,268	$3,157,021

NOTE 9 -           SHARE-BASED COMPENSATION

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

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 9 -           SHARE-BASED COMPENSATION (CON’T)

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

The following table summarizes stock award activity and related information for all of Wins Finance’s Equity Plans for the years ended June 30, 2021 and 2020:

Weighted Average
		Weighted	Remaining
	Number of	Average	Contractual
	Shares	Exercise Price	Term In Years
$
Outstanding, July 1, 2016	1,270,000	12	2.42
Granted	—	12	3.00
Exercised	—	—	—
Forfeited	(1,190,000)	12	—
Canceled	(80,000)	12	—
Outstanding, June 30, 2017, 2018,2019 and 2020	—	—	—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Canceled	—	—	—
Outstanding, June 30, 2021	—	—	—

Exercisable, June 30, 2020 and 2021	—	—	—
Vested and expected to vest, June 30, 2020 and 2021	—	—	—

During the year ended June 30, 2017, 1,190,000 options were forfeited and 80,000 options were cancelled due to the termination of the holders’ employment prior to vesting. On February 14, 2017, Wins Finance terminated the remaining option agreements with the employees for no consideration. No options remained outstanding following the cancellation and as of June 30, 2020 and 2021.

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

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 9 -           SHARE-BASED COMPENSATION (CON’T)

The estimated fair value of share-based compensation to employees is recognized as a charge against income on a ratable basis over the requisite service period, which is generally the vesting period of the award.

In connection with the grant of stock options to employees, the Company recorded share-based compensation charges of nil and nil , respectively, for the years ended June 30, 2021 and 2020, respectively. The negative amount in 2017 resulted from the reversal of share-based compensation expense for the Company’s options that were cancelled due to the termination of the holder’s employment prior to vesting.

NOTE 10 -           CAPITALIZATION

Common Stock

As of October 26, 2015, Wins Finance is authorized to issue up to 100,000,000 ordinary shares with a par value of $0.0001, 21,526,747 shares of Common Stock were issued and outstanding. 16,800,000 and 4,726,747 ordinary shares were held by WFG’s shareholders and former stockholders of Sino, respectively.

On June 28, 2016, the Company repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180, and 1,480,000 shares from Bluesky LLC for $17,464,000. Of the amounts payable to Bluesky, $17 million was paid. Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President. Balance of $464,000 remained unpaid as of June 30, 2021 and June 30, 2020.

On December 2, 2016, the Company repurchased 204,005 of its ordinary shares from Richard Xu, a former officer of the Company, for a consideration of $204.

As of June 30, 2021 and 2020, there were 19,837,642 shares of common stock issued and outstanding.

NOTE 11 -           STATUTORY RESERVE

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

NOTE 12 -           EMPLOYEE RETIREMENT BENEFITS

The Company has made employee benefit contributions in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the salaries and employee charges when incurred. The contributions made by the Companies were $101,318 and $95,017 for the year ended June 30, 2021 and 2020, respectively.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 13 -           EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2021 and 2020, respectively:

	June 30, 2021	June 30, 2020
Net loss attributable to the common shareholders	$(216,505,881)	$(12,002,940)

Basic weighted-average common shares outstanding	19,837,642	19,837,642
Effect of dilutive securities
Diluted weighted-average common shares outstanding	19,837,642	19,837,642
Earnings (loss) per share – Basic	$(10.91)	$(0.61)
Earnings (loss) per share – Diluted	$(10.91)	$(0.61)
Earnings (loss) per share – From continuing operations	$(10.91)	$(0.61)
Earnings (loss) per share – From discontinued operations	$—	$—

Basic earnings per share are computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by adding other common stock equivalents, including non-vested common share in the weighted average number of common shares outstanding for a period, if dilutive. As of June 30, 2021 and 2020, there were no dilutive securities.

NOTE 14 -           INCOME TAXES

Pursuant to the relevant rules and regulations of the Cayman Islands and the BVI, the Company and its subsidiary incorporated therein are not subject to any income tax pursuant to the rules and regulations of their respective countries of incorporation.

No Hong Kong Profits Tax has been made for the years ended June 30, 2021 and 2020 as Full Shine had no assessable profits arising in Hong Kong.

The provision for PRC Enterprise Income Tax (“EIT) is calculated at 25%of the estimated assessable profits of the subsidiaries established in the PRC during the years ended June 30, 2021 and 2020.

Under the EIT Law, investment income from security funds is exempted from PRC EIT.

The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before calendar (tax) year 2013. With a few exceptions, the calendar (tax) years 2014-2018 remain open to examination by tax authorities in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits of the position, and measures the unrecognized benefits associated with the tax position. For the years ended June 30, 2021 and 2020, the Company had no unrecognized tax benefits.

The Company does not anticipate any significant increase to its liabilities for unrecognized tax benefits within the next 12 months. The Company will classify interest and penalties, if any, related to income tax matters in income tax expense.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 14 -           INCOME TAXES (CON’T)

The Company’s WFOEs are subject to income taxes in China and are subject to routine corporate income tax audits. Management believes that the WFOEs’ tax return positions are fully supported, but tax authorities may challenge certain positions, which may not be fully sustained. Determining the income tax expense for these potential assessments and recording the related effects requires management judgments and estimates. The amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in the Company’s income tax expense and, therefore, could have a material impact on the Company’s provision for income tax, net income and cash flows. Management believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty and the timing of the resolution and/or closure of audits is not certain. If any issues addressed in tax audits of the Company’s WFOEs are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs.

Income tax payable represented enterprise income tax at a rate of 25% of taxable income the Company accrued but not paid. Income tax payable as of June 30, 2021 and 2020 comprises:

	June 30, 2021	June 30, 2020
Jinshang Leasing	—	1,423,022
Total	$—	$1,423,022

	For the year ended June 30,
	2021	2020
Current income tax benefit (expense)	1,256,560	(256,030)
Deferred tax (expense)benefit	(25,846,977)	4,255,391
Total (expense)credit for income taxes	(24,590,417)	3,999,361

The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 25% is as follows:

	June 30, 2021	June 30, 2020
PRC statutory tax	25%	25%
Effect of non-deductible expenses	(14.6)%	(30.3)%
Effect of non-taxable income	(6.9)%	3.7%
Others	147.9%	(23.4)%
Effective tax rate	151.4%	(25.0)%

Deferred tax arose from the difference in tax and accounting base of the deductible lease payment receivable loss and difference in direct financing lease income recognition between PRC and U.S. GAAP.

	June 30, 2021	June 30, 2020
Deferred tax assets
Provision for direct financing lease	$—	$25,517,310
Direct financing lease income	—	(1,042,727)
Total deferred tax assets	—	24,474,583
Net total deferred tax assets	$—	$24,474,583

For the purpose of presentation in the consolidated statement of financial position, certain deferred tax assets and liabilities have been offset.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 14 -           INCOME TAXES (CON’T)

As of June 30, 2021 and 2020, the Company had net deferred tax assets of Nil and $24,299,486, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management considered all available evidence, both positive and negative, in determining the realizability of deferred tax assets at June 30, 2021 and 2020. Management considered carry back availability, the scheduled reversals of deferred tax liabilities, projected future taxable income during the reversal periods, and tax planning strategies in making this assessment. Management also considered recent history of taxable income, trends in the Company’s earnings and tax rate, positive financial ratios, and the impact of the downturn in the current economic environment (including the impact of credit on allowance and provision for guarantee and direct financing lease losses; and the impact on funding levels) on the Company. Based upon its assessment, management believes that a valuation allowance was not necessary as of June 30, 2021 and 2020.

As of June 30, 2021 and 2020, the Company intends to permanently reinvest the undistributed earnings of its operating subsidiaries to fund future operations. As such, no provision has been made for deferred tax assets related to the future repatriation of the cumulative undistributed earnings of the PRC subsidiaries of $92,081,580 and $51,295,890 as of June 30, 2021 and 2020, respectively.

For the years ended June 30, 2021 and 2020, the Company has not been selected for examination by the applicable tax authority and no resolution of tax audits were expected to be material to the financial statements.

NOTE 15 -           RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Related party balances as of June 30, 2021 and 2020 (apart from those disclosed elsewhere in these financial statements) consisted of:

	June 30, 2021	June 30, 2020

Due to related party
Bluesky LLC	$464,000	$464,000
	$464,000	$464,000

Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President.

The amount due to Bluesky LLC was interest free, unsecured and due on demand.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 16 -           COMMITMENTS AND CONTINGENCIES

Guarantee Commitments

During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.2 million (RMB44 million)(included in Note 4 - net investment in direct financing leases) and the third party provides the remaining financing of $59.4 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2021, the maximum guarantee issued by Jinshang Leasing was $71.5 million(RMB462 million).

Litigation

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2019, the Company was involved in 1 lawsuits in China, which the Company is a defendant in relation to its financing lease business (see below). The cases are in the process of being enforced.

On October 31, 2014, King & Wood Mallesons filed a complaint in Xicheng District People’s Court of Beijing on behalf of its client for breach of contract against Jinshang Leasing, our subsidiary. On February 3, 2015, the court agreed with Jinshang Leasing that it did not have jurisdiction over the proceeding, and the case was transferred to the court in Beijing, Haidian. There has been no activity in the case since it was transferred to the Beijing Haidian court. We believe that resolution of this matter will not result in any payment that, in the aggregate, would be material to our financial position or results of operations.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 16 -           COMMITMENTS AND CONTINGENCIES (CON’T)

As of this date and to the best of our knowledge, neither the Company nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, motions for appointment as lead plaintiff(s) and lead counsel were filled on or before September 24, 2020, following the Court’s resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims. There is not any update progress since from June 30, 2020.

NOTE 17 -            DISPOSAL GROUPS HELD FOR SALE

As at 30 June 2020, the Company determined that it had lost control of the subsidiaries Jinchen Agriculture and Dongsheng Guarantee.

The management of the Company has concluded that the Company has no option but to de-consolidate Jinchen Agriculture and Dongsheng Guarantee from its financial reporting as at 30 June 2020.

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

As shareholders will be aware, the Company has been unable to complete its financial reporting on a Group basis (including the PRC subsidiaries information). The board did not, until now, believe that de-consolidation was warranted as they were waiting for further information and confirmations on the subsidiaries Jinchen Agriculture and Dongsheng Guarantee. This has led the Company to seek several extensions for submission of the reports and left the Company facing potential de-listing by Nasdaq. The board now believes that the decision to de-consolidate as at 30 June 2020 is justified.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 17 -            DISPOSAL GROUPS HELD FOR SALE (CON’T)

The board believes that de-consolidating the accounts as at 30 June 2020 will be the fairest and most accurate way of reporting the Company’s financial position going forward and will allow the Company to pursue a restructuring and reorganization of its listing to safeguard its remaining value.

Details of the disposal are as follows:

Carrying amounts of assets of which control was lost:

June 30, 2020

ASSETS
Cash	$3,755,831
Restricted cash	15,568,983
Commission receivable	1,211,140
Compensation receivable	100,622
Advance payment	17,217
Interest receivable	15,940,393
Other receivable	198
Available-for-sale financial assets	126,596,083
Property and equipment, net	60,585
TOTAL ASSETS	$163,251,052

LIABILITIES
Allowance on guarantee	$348,854
Unearned Income-Guarantee commission	77,902
Income tax payable	2,243,618
Other liabilities	75,381
Deferred tax liabilities	204,081
TOTAL LIABILITIES	$2,949,836
Net assets de-recognised	$160,301,216

On January 6 2021, the company entered into an agreement to transferred Jinchen Agriculture and Dongsheng Guarantee’ equity to a third party. The transfer price was zero. In addition, the creditor’s rights and debts among the group, Jinchen Agriculture and Dongsheng Guarantee shall be mutually exempted. The investment loss was $175.43 million due to the disposal of Jinchen Agriculture and Dongsheng Guarantee.

NOTE 18 -           SUBSEQUENT EVENTS

Establishment of new subsidiary

On October 11,2021, Dalian Ruikai Taifu Investment Management Co. LTD (“Ruikai Taifu”) was established under the laws of the PRC. Full Shine owns 60% interest in Ruikai Taifu.