Form 20-F
period 2022-06-30
Wins Finance Holdings Inc.
filed 2022-11-04
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

☐              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

1177 Avenue of the Americas

5th Floor New York, NY 10036

646-694-8538

(New York Office)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares, par value $0.0001 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of October 31, 2022, the registrant had 19,837,642 ordinary shares outstanding.

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

CERTAIN INFORMATION

In this Annual Report on Form 20-F, or the “Annual Report”, unless the context indicates otherwise, all references to the terms “Wins Finance” “we,” “us,” “our company,” “the Company” and “our,” refer to Wins Finance Holdings Inc. and its wholly-owned subsidiaries, Wins Holdings LLC(“WHL”),Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Dalian Ruikai Taifu Investment Management Co., LTD.(“Ruikai taifu”) Zhongrui Xukai (Beijing) Technology Co., LTD.(“Zhongrui xukai”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture) and Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”). On June 9, 2020, the Company’s Board of Directors voted to dispose of Jinchen Agriculture and Dongsheng Guarantee, all references to “China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government. In this Annual Report, all references to “Renminbi,” or “RMB” are to the legal currency of China and all references to “USD”. “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

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

On January 6, 2021, Wins Finance and Shanghai Guyuan signed an asset disposal agreement, pursuant to which on January 6, 2021, Wins Finance, sold its entire interest in Shanxi Jinchen Agriculture Ltd. (“Jinchen Agriculture”) (including its subsidiary Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”)) to Shanghai Guyuan (the “Purchaser”) in exchange for the Purchaser assuming the obligations of Jinchen Agriculture. Therefore, the Company will not consolidate Jinchen Agriculture and Dongsheng Guarantee into its financial statements after that date. The Company’s other business are unaffected by the disposal and continue to operate normally.

On October 11, 2021, we established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7,2022, we acquired a 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD. In the future, we believe that the medical equipment sales business will become our main source of income.

Our medical business will mainly focus on the following areas:

●	Sales of domestic medical characteristic equipment and consumables.. We have established a sales agent system covering the whole country, and selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and other products.
●	Cancer diagnosis and treatment center .We will establish regional cancer diagnosis and treatment centers in major regions of China through acquisitions and new construction, providing examination, consultation, treatment, recovery and rehabilitation. In the next five years, we plan to manage 20,000 beds, set up 15-30 regional cancer screening centers (Pet-CT), and establish a cancer disease cooperation network with 300 county-level grassroots public hospitals to jointly build pathology centers, cancer screening centers, and “medical green channel” services. Some tumor patients were transferred to our cancer diagnosis and treatment center for chemoradiotherapy.

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

ENFORCEABILITY OF CIVIL LIABILITIES

All of our existing directors, Mu Renhui, Cheng Yuchan, and other independent directors are residents of China and all or a substantial portion of their assets are located outside the United States. We are headquartered in China. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and these persons located in China.

i

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States . Thus, we believe that it is uncertain whether and on what basis a PRC court would enforce a judgment ruled by a court in the United States. As such, there is uncertainty as to the cost and time constraints associated with seeking enforcement of such a judgement in PRC.

In addition, under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. We believe that it will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws by virtue only of holding securities, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

ii

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

The selected consolidated statements of operations data for the fiscal years ended June 30, 2022, 2021, 2020, 2019, 2018 and the selected balance sheet data as of June 30, 2022, 2021, 2020, 2019, 2018 are derived from the audited consolidated financial statements of Wins Finance for those fiscal years.

The audited consolidated financial statements for the fiscal years ended June 30, 2022, 2021, 2020, 2019, 2018 are prepared and presented in accordance with U.S. GAAP. The selected financial data information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes. The historical financial statements are not necessarily indicative of our future performance.

Statements of Income and Comprehensive Income

(US$ except share data)	2022	2021	2020	2019	2018

Direct financing lease income
Direct financing lease interest income	242,740	174,306	4,934,157	7,595,992	5,697,957
Interest expense for direct financing lease	—	(11,181)	(11,967)	(411,066)	(1,546,304)
Business collaboration fee and commission expenses for leasing projects	—	—	(37,572)	(68,342)	(99,320)
Provision for lease payment receivable	(2,258,060)	(9,495,002)	(19,379,086)	(81,585,960)	(3,514,961)
Net direct financing lease income after provision for receivables	(2,015,320)	(9,331,877)	(14,494,468)	(74,469,376)	537,372

Medical consulting revenue	30,682	—	—	—	—
Financial advisory and agency income	—	—	—	—	1,695,303
Net revenue	(1,984,638)	(9,331,877)	(14,494,468)	(74,469,376)	2,232,675

Non-interest (loss) income
Interest on investment securities	—	—	—	105,878	3,942,719
Investment loss	—	(175,428,577)	—	—	—
Total non-interest(loss) income	—	(175,428,577)	—	105,878	3,942,719

Non-interest expense
Business taxes and surcharge	(231)	(476)	(7,652)	(15,827)	(9,911)
Salaries and employee charges	(276,546)	(920,194)	(923,325)	(542,628)	(540,312)
Rental expenses	(76,442)	(97,693)	(95,545)	(102,859)	(175,549)
Other operating expenses	(524,518)	(6,136,647)	(481,311)	(2,062,802)	(4,554,030)
Total non-interest expense	(877,737)	(7,155,010)	(1,507,833)	(2,724,116)	(5,279,802)

loss before taxes	(2,862,375)	(191,915,464)	(16,002,301)	(77,087,614)	895,592

Income tax(expense) credit	(738)	(24,590,417)	3,999,361	18,900,720	322,038
Net (loss) income	(2,863,113)	(216,505,881)	(12,002,940)	(58,186,894)	1,217,630

Net loss attributable to noncontrolling interests	(52,019)	—	—	—	—
loss from discontinued operation	—	—	—	8,377,166	8,881,255
Net (loss) profit attributable to Wins Finance Holdings Inc.	(2,811,094)	(216,505,881)	(12,002,940)	(49,809,728)	10,098,885

Other comprehensive (loss) income
Foreign currency translation adjustment	187,029	17,508,783	(6,102,745)	(9,623,857)	5,977,187
TOTAL Comprehensive (Loss) income	(2,676,084)	(198,997,098)	(18,105,685)	(59,433,585)	16,076,072

Total comprehensive loss attributable to noncontrolling interests	(48,238)	—	—	—	—
Total comprehensive (loss) income attributable to ordinary shareholders	(2,627,846)	(198,997,098)	(18,105,685)	(59,433,585)	16,076,072

Weighted-average common shares outstanding
Basic (1)	19,837,642	19,837,642	19,837,642	19,837,642	19,837,642
Diluted (1)	19,837,642	19,837,642	19,837,642	19,837,642	19,837,642

Earnings (loss) per share
Basic (1)	(0.14)	(10.91)	(0.61)	(2.51)	0.51
Diluted (1)	(0.14)	(10.91)	(0.61)	(2.51)	0.51
From continuing operation	(0.14)	(10.91)	(0.61)	(2.93)	0.06
From discontinued operation (2)	—	—	—	0.42	0.45
(1)	These data have been retrospectively adjusted giving effect to the reverse merger between WFG and Sino, completed on October 26, 2015. More information about the reverse merger is contained in our Consolidated Financial Statements.
(2)	On June 9, 2020, the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiary, Dongsheng Guarantee. As a result, the Company lost control over these subsidiaries. Due to the loss of control, the Company reported the results of these subsidiaries as disposal group classified as held for sale.
(3)	On January 6, 2021, the company transferred the discountinued operation assets of Jinchen Agriculture and Dongsheng Guarantee’ equity to a third party.

(4)	On October 11, 2021, we established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7,2022，We acquired a 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD.. The main business includes the sales of domestic specialty medical equipment and consumables and the establishment of cancer diagnosis and treatment centers

	2022	2021	2020	2019	2018

Balance Sheet Data
Cash and cash equivalents	$159,543	$6,621	$38,820	$703,120	$13,133,540
Total assets	1,463,591	3,631,904	209,696,573	228,101,794	309,903,262
Total liabilities	6,855,493	6,284,325	13,351,896	13,651,432	36,019,315
Total equity	(5,391,902)	(2,652,421)	196,344,677	214,450,362	273,883,947

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

You should carefully consider the following factors and other information in this annual report before you decide to invest in our ordinary shares. If any of the risks referred to below occur, our business, financial condition and results of operations could suffer. In any such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment. Some of the risks related o include:

●	We have identified a material weakness in our business continuing status over financial reporting as of June 30, 2022. If we are unable to have more cash flow from our business and develop our business in the new medical business , we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.
●	We are transitioning our business to medical equipment, a business with which we do not have any experience historically.
●	We were delisted from the Nasdaq Stock Market.
●	Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections.
●	All our operations are through our office space located in China . However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless.
●	The China legal system embodies uncertainties which could limit the legal protections available to the Company.
●	A downturn in China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.
●	China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. As a result, our investors and us will face uncertainty about future actions by the PRC government that could significantly affect our ability to continue to trade in the U.S. and cause the value of our securities to significantly decline or be worthless.
●	The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We have been traded publicly since 2015 and therefore believe that we are not currently required to obtain approval from Chinese authorities to list on U.S. exchanges; however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	Our current business is subject to a variety of PRC laws and other obligations regarding financial regulations and medical equipment trading regulations. We have obtained all of the necessary approval on carrying out our business. However, we may not be able to continue our business upon the new change of those laws and obligations .
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations we may pursue in the future.
●	You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and certain of our executive officers and/or directors reside outside the U.S.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
●	We are a foreign private issuer and, as a result, we are not be subject to U.S. proxy rules and are subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.
●	Freeman FinTech Corporation Limited (“Freeman”) owns approximately 67% of our outstanding common stock and its interests may differ from those of our other stockholders.

Risks Related to Our Business and Operations

The report of our auditor expresses a qualified opinion for the fiscal year ended June 30, 2020.

As disclosed elsewhere in this document, because we lost the ability to control our subsidiaries Shanxi Jincheng Agriculture Co., Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd (collectively “subsidiaries without control”) and our auditor was unable to carry out any audit procedures or to obtain information it considered necessary during its audit of the financial statements of the subsidiaries without control stated on the face of the 2020 balance sheet classified as disposal group. Therefore, the auditor could not determine the effect of adjustments, if any, on our financial position as at June 30 2020 or on our financial performance and cash flows for the year then ended.

The independent auditors report for fiscal year ended June 30, 2020 is qualified due to the loss of control over Shanxi Jincheng Agriculture Co. Ltd and Shanxi Dongsheng Finance Guarantee Co., Ltd.. As a result, the independent auditors state that they were unable to carry out any audit procedures or to obtain information necessary to perform an audit of these subsidiaries. We expect to sign an Engagement Letter with Audit Alliance LLP in the near future to entrust the audit firm to conduct supplementary audits of the aforementioned two companies;

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

The SEC takes the position that audit reports that express a qualified opinion due to a departure from GAAP, like the one our auditor provided on our financial statements, do not meet the requirements of Regulation S-X, and that financial statements not in conformity with GAAP, like ours, are presumed to be inaccurate or misleading, notwithstanding explanatory disclosures in footnotes or in the accountant’s report. Notwithstanding the position of the SEC, we believed that it was preferable for us to release the information contained in the 2020 Annual Report on Form 20-F to our stockholders than to withhold such information.

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

Our business focus is shifting to medical equipment sales of Wins

Due to the disposal of our financial guarantee business, we expanded into new business channels and sought new strategic partners, On October 11, 2021, we established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7,2022, we acquired 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD. Dalian Taifu and Zhongrui Xukai are newly established companies in the medical sector and have not been operating for a long time. Dalian Taifu is responsible administrative licensing, preliminary acceptance and various operating requirements of Shanxi Transformation Comprehensive Reform Health Examination Center, including responsibility for the completion of the medical center, the establishment and improvement of the business systems and staff training. Zhongrui Xukai is mainly engaged in medical equipment and consumables sales and medical service consulting.

Starting in 2022, over the next 5-10 years, Wins plans to further develop its medical business and improve its revenues and profit margin. Wins plans to continue to acquire private medical groups, medical equipment and consumables manufacturers. Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). We expect to continue to conduct our financial business and provide financing services for listed companies and large state-owned enterprises.

We do not have a significant history in these businesses, and we cannot guarantee that our shift into these businesses will be successful. Due to the slow economic development in China and the impact of the COVID-19 pandemic, our new business development prospects are not certain. If we are unable to successful manage the transation to the medical sector, we may be forced to cease operations and wind up our affairs.

Wins’ medical business will also face some challenges, the main risk factors are policy factors and market factors. China has issued many policies in the field of medical and health care to regulate the centralized procurement of medical equipment, consumables and drugs. At the same time, the overall management of the hospital and the corresponding insurance settlement policy have certain standards. These policies will have some impact on the sales of domestic characteristic equipment and consumables of Wins, which could delay the transaction or increase the cost on selling Market competition in the medical industry has intensified. With the increasing number of new products, drugs and diagnosis and treatment programs in the field of cancer diagnosis and treatment, the cancer diagnosis and treatment center of Wins must also update the diagnosis and treatment programs, equipment and drugs in a timely manner. It may increase the cost on development and selling.

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

The business of providing financial leasing involves a variety of risks, including the risk that the loans we made will not be repaid on time or at all, and our risk management procedures may not fully eliminate these risks. We mainly focus on providing services to Chinese small & medium enterprises (“SMEs”), including microenterprises, which have limited access to financing, and microcredit companies in China. Some of our clients are at the early stage of their business and have limited financial resources, making them vulnerable to adverse competitive, economic or regulatory conditions. These customers may expose us to greater credit risks than larger or more established businesses with longer operating histories. We seek to manage our credit risk exposure through client due diligence, credit approvals, establishing credit limits, requiring security measures and portfolio monitoring. While these procedures are designed to provide us with the information needed to implement adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk. During the year ended June 30, 2022, the provision for our lease payment receivables totaled $2.3 million.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth during the past few years. Our financial leasing business commenced in 2009 and therefore has a limited operating history. Our net revenue increased from $1.3 million for the year ended June 30, 2012 to $9.7 million for the year ended June 30, 2017, representing an increase of 672.6%. However, on June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. The Company’s appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. On January 6 2021, the company entered into an agreement to transferred Jinchen Agriculture and Dongsheng Guarantee’ equity to a third party. Therefore, we will not be able to consolidate Jinchen Agriculture and its subsidiary Dongsheng Guarantee into our financial statements. The Company’s other businesses are unaffected by the dispsal and continue to operate normally. The Company’s net revenue (not including Jinchen Agriculture and Dongsheng Guarantee) increased from $(9.3) million for the year ended June 30, 2021 to $(2.0) million for the year ended June 30, 2022, representing an increase of 78%, mainly caused by the decrease of non-cash provision on our financial leasing businesses. During the year ended June 30,2022, the provision on our leasing business decreased to $2.3 million from $9.5 million in 2021, representing a decrease of 76%.

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

As of June 30, 2022, our allowance for finance lease payment receivable was $119.07 million. The amount of provisions or allowances has been based on our management’s assessment of, and expectations concerning, various factors affecting the quality of our loan portfolio, such as the customers’ financial condition, repayment ability, historical default rates, the anticipated realizable value of any collateral, regional economic conditions, government policies, interest rates and other factors, and the applicable PRC rules and regulations governing provisions for losses. If our assessment and expectations differ from actual events, or if the quality of loan portfolios deteriorates, our provisions or allowance may not be adequate to cover our actual losses and we may need to set aside additional provisions or allowance, which could materially and adversely affect our profitability. Our business is subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. We may increase our impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Regulatory authorities may also require an increase in the provision or allowance for loan losses. Any increase in the allowance for loan losses would result in a decrease in net income and may have a material adverse effect on our financial condition and results of operations.

Our business is concentrated in financial leasing, and therefore lacks product and business diversification. Accordingly, our future revenues and earnings may be more susceptible to fluctuations than a more diversified company.

Prior to June 9, 2020, our primary business activities consisted of providing guarantee services and offering financial lease as well financial advisory services to our customers. However, the guarantee services were mainly conducted through Dongsheng Guarantee, whose assets were disposed. The disposal of DongSheng Guarantee and our lack of significant product and business diversification could inhibit the opportunities for growth of our business, revenues and profits.

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

We had material weaknesses in our internal control in financial reporting as of June 30, 2022 and such material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

In 2021, our management identified material weaknesses and concluded that our internal control over financial reporting were not effectiveA material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting.Honwever as of June 30, 2022 our internal controls were effective., Notwithstanidng that our internal controls are currently effective, our assessment could be inaccurate, or our internal controls could become ineffective in the future .

Any failure to maintain effective internal controls could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis as required by the SEC, we could face severe consequences.

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

We were delisted from the Nasdaq Stock Market.

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

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor. In that case, Nasdaq could delist our securities. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or other securities from being traded on a national securities exchange or in the over the counter trading market in the U.S..

Our current auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. However, if it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, the SEC could prohibit them from being traded on a national securities exchange or in the over the counter trading market in the U.S. If our securities are prohibited from being traded on a national securities exchange or in the over the counter trading market in the U.S. due to the PCAOB not being able to conduct inspections or full investigations of our auditor, it would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with potential delisting and prohibition could have a negative impact on the price of our securities. Also, such delisting and prohibition could significantly affect the Company’s ability to raise capital on acceptable terms, or at all, which could have a material adverse effect on the Company’s business, financial condition and prospects.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On August 26, 2022, the PCAOB entered into a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the PRC and, as summarized in the “Statement on Agreement Governing Inspections and Investigations of Audit Firms Based in China and Hong Kong” published on the U.S. Securities and Exchange Commission’s official website, the parties agreed to the following: (i) in accordance with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation; (ii) the PCAOB shall have direct access to interview or take testimony from all personnel of the audit firms whose issuer engagements are being inspected or investigated; (iii) the PCAOB shall have the unfettered ability to transfer information to the SEC, in accordance with the Sarbanes-Oxley Act; and (iv) the PCAOB inspectors shall have access to complete audit work papers without any redactions, with view-only procedures for certain targeted pieces of information such as personally identifiable information. The PCAOB is required to reassess its determinations as to whether it is able to carry out inspection and investigation completely and without obstruction by the end of 2022.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The SEC has also announced amendments to various annual report forms to accommodate the certification and disclosure requirements of the HFCAA. There could be additional regulatory or legislative requirements or guidance that could impact us if our auditor is not subject to PCAOB inspection. The implications of these possible regulations in addition to the requirements of the HFCAA are uncertain, and such uncertainty could cause the market price of our securities to be materially and adversely affected. If, for whatever reason, the PCAOB is unable to conduct inspections or full investigations of our auditor, the Company could be delisted or prohibited from being traded over the counter earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such delisting and prohibition would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with potential delisting and prohibition could have a negative impact on the price of our securities. Also, such delisting and prohibition could significantly affect the Company’s ability to raise capital on acceptable terms, or at all, which would have a material adverse effect on the Company’s business, financial condition and prospects.

Inspections of audit firms that the PCAOB has conducted have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. If the PCAOB were unable to conduct inspections or full investigations of the Company’s auditor, investors in our securities would be deprived of the benefits of such PCAOB inspections. In addition, the inability of the PCAOB to conduct inspections or full investigations of auditors would may make it more difficult to evaluate the effectiveness of the Company’s independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in the audit procedures of our auditor and reported financial information and the quality of our financial statements.

The PRC government may intervene or influence our operations at any time or may exert more control over offerings conducted overseas and foreign investment in China based issuers, which could result in a material change in our business operations and/or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Statements by the Chinese government in 2021 have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. The PRC has proposed new rules in 2021 that would require companies collecting or holding large amounts of data to undergo a cybersecurity review prior to listing in foreign countries, a move that would significantly tighten oversight over China based internet giants. On November 14, 2021, the Cyberspace Administration of China, or CAC, has publicly solicited opinion on the Regulation on Network Data Security Management (Consultation Draft), which stipulates that data processor that undertakes data processing activities using Internet networks within China shall apply for the cybersecurity review if it conducts data processing activities that will or may have an impact on the national security. The review is mandatory if the data processor controls more than 1 million users’ personal information and intends to be listed or traded in a foreign country, or if the data processor that will or may impact the national security seeks to be listed in Hong Kong. As of the date of this report, the Draft Regulation on Network Data Security Management has not been formally adopted. On December 28, 2021, the Cyberspace Administration of China, jointly with 12 departments under the State Council, promulgated the Measures for Cybersecurity Review, which became effective on February 15, 2022. According to the Measures for Cybersecurity Review, operators of critical information infrastructure purchasing network products and services, and data processors carrying out data processing activities that affect or may affect national security, shall conduct cyber security review. An operator, including operators of critical information infrastructure and data processors, who controls more than 1 million users’ personal information must report to the Cyber Security Review Office for a cybersecurity review if it intends to be listed or traded in a foreign country.

As we are not incolved in the collection of user data, implicate cybersecurity, or involve any other type of restricted industry, we do not believe that we are subject to the CAC or CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to remain publicly traded in the U.S.

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

As of June 30, 2022, Freeman owned approximately 67% of our outstanding common stock. Freeman has the right to nominate three members of our board of directors. Freeman will have significant influence over the outcome of matters that require shareholder votes and accordingly over our business and corporate matters. Freeman may exercise its shareholder rights in a way that it believes is in its own best interest, which may conflict with the interest of our other shareholders. These actions may be taken even if Freeman is opposed by our other stockholders.

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

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2022, we believe that we are not a PFIC for such year. However, because we have not completed our analysis as to our PFIC status for the 2022 fiscal year, there can be no assurance in respect to our PFIC status for such taxable year.

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

On January 6, 2021, Wins Finance and Shanghai Guyuan signed an asset disposal agreement, pursuant to which on January 6, 2021, Wins Finance, sold its entire interest in Shanxi Jinchen Agriculture Ltd. (“Jinchen Agriculture”) (including its subsidiary

Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”) to Shanghai Guyuan (the “Purchaser”) in exchange for the Purchaser assuming the obligations of Jinchen Agriculture.

On October 11, 2021, we established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7,2022，We acquired a 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD.In the future, we believe that the medical business will become our main source of income.

In the future, Wins’s medical business will mainly focus on the following areas:

1)Sales of domestic medical characteristic equipment and consumables.. We have established a sales agent system covering the whole country, and now we are selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and other products.
2)Cancer diagnosis and treatment center .We will establish regional cancer diagnosis and treatment centers in major regions of China through mergers and acquisitions and new construction, providing the whole process services of examination, consultation, treatment, recovery and rehabilitation in the field of cancer. It is estimated that in the next five years, we will manage 20,000 beds, set up 15-30 regional cancer screening centers (Pet-CT), and establish a cancer disease cooperation network with 300 county-level grassroots public hospitals to jointly build pathology centers, cancer screening centers, and “medical green channel” services. Some tumor patients were transferred to our cancer diagnosis and treatment center for chemoradiotherapy.

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

Overview

Our company is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province and Beijing, China. Our goal is to assist Chinese SMEs, which have limited access to financing, to improve their overall fund-raising capability and enable them to obtain funding for business development. We principally operate in the following business lines:

●	Financial Leasing — providing direct equipment leasing or purchase-lease-back services to SMEs, to satisfy SMEs’ working capital needs.
●	Financial Advisory Services — providing financial advisory services to our clients.
●	Medical equipment sales and medical service consulting .

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

Medical equipment and medical service consulting

Dalian Taifu and Zhongrui Xukai are newly established companies in the medical sector and have not been operating for a long time. Dalian Taifu is responsible for handling the administrative licensing, preliminary acceptance and various operation requirements of Shanxi Transformation Comprehensive Reform Health Examination Center, including responsibility for the completion of the medical center, the establishment and improvement of the business systems and staff training. Zhonngrui Xukai is mainly engaged in medical equipment and consumables sales and medical service consulting. Starting in 2022, in the next 5-10 years, Wins will further develop the medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2%), the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15%). Wins will continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi Biotechnology Co., Ltd. and Xinbo Medical Technology Co., Ltd. are expected to be completed in the first quarter of 2023). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). It is estimated that the sales amount will be about 300 million yuan in 2023 (all of which will be merged into the financial statements of ZhongRui xukai). Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.

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

medical business — Rapid Growth

Despite the global economic recession, China’s medical, pharmaceutical and medical device industries have maintained strong growth.Wins will further develop the medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2%), the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15%). Wins will continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi Biotechnology Co., Ltd. and Xinbo Medical Technology Co., Ltd. are expected to be completed in the first quarter of 2023). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). It is estimated that the sales amount will be about 300 million yuan in 2023 (all of which will be merged into the financial statements of ZhongRui xukai). Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.

Our Strengths

We believe that the following competitive strengths have contributed to its success and establishes a solid platform for future growth:

Focus on Chinese SMEs

We believe that our primary focus on meeting the financing needs of China SMEs has:

●	given us specialized insight into the needs and behaviors of SMEs in China, and into the complexities of providing customized financing solutions to specific customers as well as providing industry-wide financing solutions to SMEs in general, thereby enabling us to better understand the business and credit environment customers face;
●	contributed to our strong brand reputation locally as a preferred partner for SMEs seeking financing solutions in China as well as for banks which intend to increase their exposure to the SME lending market in China;
●	allowed us to utilize our industry knowledge and expertise to better meet the diverse financing needs of China SMEs by developing and offering customized financing solutions that are more flexible and efficient compared to those offered by traditional commercial banks; and
●	allowed us to build long-term and enduring relationships with our SME customers.

Focus on Chinese medical business

●	established a sales agent system covering the whole country, and have begun selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and other product

●	establish regional cancer diagnosis and treatment centers in major regions of China through acquisitions and new construction, providing examination, consultation, treatment, recovery and rehabilitation for cancer patients.

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

Our products

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial leasing; and (2) financial advisory and agency services; and (3) Medical equipment and medical service consulting. The following table shows the components of revenue, their respective percentages of our net fee and interest income for the period indicated:

	For the years ended June 30,
	2022		2021
	US$’000%		US$’000%
Direct financing lease income	243	89.0%	174	100.0%
Financial advisory and agency income	—	—	—	—
Medical equipment and medical service consulting.	30	11.0%	—	—
Total revenues	273	100.0%	174	100.0%

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

Medical equipment and medical service consulting .

Revenue recognition for the equipment and consulting services: payment and billing shall be made in accordance with the payment term agreed in the contract, and the company shall confirm revenue according to the remitter, amount, time and relevant remarks. Consumables: Before payment, the hospital will provide warehousing slips to check with the company. If there is no mistake, the company will issue an invoice according to the amount of the hospital’s warehousing (i.e. the amount of consumables used). After receiving the invoice, the hospital will collect the money according to the invoice amount. The company shall confirm the income according to the remitter, amount, time and relevant remarks.

Starting from 2022, in the next 5-10 years, Weisheng Financial will further develop the medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2%), the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15%). Wensheng Financial will continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi Biotechnology Co., Ltd. and Xinbo Medical Technology Co., Ltd. are expected to be completed in the first quarter of 2023). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). It is estimated that the sales amount will be about 300 million yuan in 2023 (all of which will be merged into the financial statements of ZhongRuixukai). Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.

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

Our SME Clients and Clients’ Expansion Strategy

Clients

For the year ended June 30, 2022, there were two customers that accounted for 91% and 9% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2021, there were three customers that accounted for 63% ,19% and 14% of the Jinshang Leasing’s revenue, respectively.

As of June 30, 2022, two customers accounted 55% and 45%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2021, three customers accounted for 70%,17% and 13%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

For the year ended June 30, 2022, there was one client that accounted for 100% of the Ruikai Taifu Medical consultation services revenue.

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

On October 11, 2021, we established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7,2022，We acquired a 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD. in medical equipment sales and medical service consulting.

D.	Property, Plants and Equipment

Our company office space at (a) 1177 Avenue of the Americas, 5th Floor New York, NY 10036, (b) 1F, Building 1B, No. 58. Jianguo Road, Chaoyang District, Beijing, 100024, the PRC, and We believe that its office space is sufficient for its current purposes.

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

Overview

Wins Finance, a Cayman Island holding company with business operations in China . We have two lines of business, (i) as an integrated lending solution provider mainly serving small-and-medium sized enterprises (SMEs) in Jinzhong City, Shanxi Province and Beijing, China providing two financial products and one supplementary service , and (ii) in medical equipment sales and medical service consulting.

As a lending solutions provider we provide the following services:

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

As a medical equipment sales and medical service consulting business we provide:

The medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2%), the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15%). Wins plants to continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi Biotechnology Co., Ltd. and Xinbo Medical Technology Co., Ltd. are expected to be completed in the first quarter of 2023). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). It is estimated that the sales amount will be about 300 million yuan in 2023 (all of which will be merged into the financial statements of ZhongRuixukai). Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.

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

On October 11, 2021, we established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7,2022，We acquired a 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD.In the future, we believe that the medical business will become our main source of income.

In the future, Wins’s medical business will mainly focus on the following areas:

1)Sales of domestic medical characteristic equipment and consumables.. We have established a sales agent system covering the whole country, and now we are selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and other products.

2)Cancer diagnosis and treatment center .We will establish regional cancer diagnosis and treatment centers in major regions of China through mergers and acquisitions and new construction, providing the whole process services of examination, consultation, treatment, recovery and rehabilitation in the field of cancer. It is estimated that in the next five years, we will manage 20,000 beds, set up 15-30 regional cancer screening centers (Pet-CT), and establish a cancer disease cooperation network with 300 county-level grassroots public hospitals to jointly build pathology centers, cancer screening centers, and “medical green channel” services. Some tumor patients were transferred to our cancer diagnosis and treatment center for chemoradiotherapy.

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

PRC Limitation on Overseas Listing and Share Issuances

As we have traded in the United States since 2015, (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether we are subject to the M&A Regulations (as defined hereinafter); and (b) our businesses do not relate to any sensitive industry identified by Chinese Law, we believe that we are not required to obtain any licenses or approvals, under applicable PRC laws and regulations, for offering securities to foreign investors. We also believe we are not required to obtain approvals from any PRC government authorities, including the CSRC or the Cyberspace Administration of China (the “CAC”), or any other government entity, to operate and to issue our securities to foreign investors and to trade in the U.S. As of the date of this report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our offering from the CSRC or any other PRC governmental authorities. However, applicable laws, regulations, or interpretations of PRC may change, and the relevant PRC government agencies could reach a different conclusion and may subject us to a stringent approval process from the relevant government entities in connection with our continued trading in the U.S., and the issuance of shares or the maintenance of our status as a publicly traded company outside China. It is uncertain when and whether we will be required to obtain permission from the PRC government to continue to trade in the U.S. in the future and offer our securities to foreign investors. If we (i) do not receive or maintain such permissions or approvals, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, and we are denied permissions or approvals from Chinese authorities to trade in the U.S. or offer our securities to foreign investors, we may not be able to trade in the U.S. or be subject to other severe consequences, which would materially affect the interest of the investors. In addition, any changes in PRC law, regulations, or interpretations may severely affect our operations.

COVID-19

Management is currently evaluating the impact of the COVID-19 global pandemic on the industry and has concluded that while it is reasonably possible that the virus has a negative effect on the Company’s consolidated financial position, the specific impact is shown on these consolidated financial statements.

Recent PCAOB Developments

Wins Finance Holdings Inc. is a company incorporated under the laws of the Cayman Islands. Our auditor is Audit Alliance LLP who is located on Singapore. Audit Alliance LLP is subject to the determinations announced by the PCAOB on December 16, 2021. Future Developments in China laws may restrict our auditor’s ability or willingness to continue auditing our business. If Wins cannot be inspected by the PCAOB for three consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited.

Transfers of Cash

Wins Finance Holdings Inc. does not make use of variable interest entity (“VIE”) structures. Our principal operating entities in China are either wholly or partially owned subsidiaries under our offshore parent companies, and we do not have any other operating entity with which our subsidiaries have any contractual controlling relationship.

Current PRC regulations permit our PRC subsidiaries to pay dividends to an overseas entity, for example an entity located in Hong Kong, only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of our board of directors.

The PRC government also imposes controls on the conversion of Renminbi (“RMB”), the legal currency of the PRC, into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in completing the administrative procedures necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any.

Results of Operations

Year Ended June 30, 2022 Compared to Year Ended June 30, 2021

	For the years ended June 30,		Changes
	2022	2021	$	%
Direct financing lease income
Direct financing lease interest income	$242,740	174,306	$68,434	$39.3%
Interest expense for direct financing lease	—	(11,181)	11,181	(100)%
Provision for lease payment receivable	(2,258,060)	(9,495,002)	7,236,942	(76.2)%
Net direct financing lease interest income after provision for receivables	(2,015,320)	(9,331,877)	7,316,557	(78.4)%

Medical consulting revenue	30,682	—	30,682	100%
Net revenue	(1,984,638)	(9,331,877)	7,347,239	(78.7)%

Non-interest loss
Investment loss	—	(175,428,577)	175,428,577	(100)%
Total non-interest loss	—	(175,428,577)	175,428,577	(100)%

Non-interest expense
Business taxes and surcharge	(231)	(476)	245	(51.5)%
Salaries and employees charges	(276,546)	(920,194)	643,648	(69.9)%
Rental expenses	(76,442)	(97,693)	21,251	(21.8)%
Other operating expenses	(524,518)	(6,136,647)	5,612,129	(91.5)%
Total non-interest expense	(877,737)	(7,155,010)	6,277,273	(87.7)%

loss before taxes	(2,862,375)	(191,915,464)	189,053,089	(98.5)%

Income tax expense	(738)	(24,590,417)	24,589,679	(99.99)%
NET LOSSES	(2,863,113)	(216,505,881)	213,642,768	(99.68)%
Net loss attributable to noncontrolling interests	(52,019)	—	(52,019)	100
TOTAL COMPREHENSIVE LOSS	(2,811,094)	(216,505,881)	213,694,787	(76.02)%
Foreign currency translation adjustment	187,029	17,508,783	$(17,321,754)	(92.62)%
TOTAL COMPREHENSIVE LOSS	(2,676,084)	(198,997,098)	$196,321,014	(73.36)%
Total comprehensive loss attributable to non-controlling interests	(48,238)	—	$(48,238)	100
Total comprehensive loss attributable to ordinary shareholders	$(2,627,846)	$(198,997,098)	$196,369,252	(74.73)%

Net Revenue

Our net revenue consists of commissions and fees on our direct financing lease interest income and Medical consulting revenue. Net revenue increased by $ 7.3million, or 78 % to $(2.0) million for the year ended June 30, 2022, compared to $(9.3) million for the year ended June 30, 2021. The increase is mainly due to a lower provision for lease payment receivables.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income increase by $ 0.06 million, or 39.3%, to $0.24 million for the year ended June 30, 2022, compared to $0.17 million for the Medical consulting revenue is primarily provided to customers for medical-related services provided in the course of transactions. This revenue is a new type of business revenue that will be generated in the year ending June 30, 2022. It is in its initial stage. We will expand this segment in the future.year ended June 30, 2021. The low income was primarily attributable to the adverse impact of the COVID-19 outbreak affecting the lessee’s ability to repay the rental expenses.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases decreased by $11.18 thousand , or 100%, tonil thousand for the year ended June 30, 2022, compared to $11.18 thousand for the year ended June 30, 2021. The decrease is mainly due to the full repayment of outstanding loans from banks and other financial institutions.

Provision for lease payment receivable

We accrue allowances for the impairment on our investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable decreased by $7.2 million, to $2.3million, for the year ended June 30, 2022, from $9.5 million for the year ended June 30, 2021. The decrease was primarily attributable to the outbreak of COVID-19, affecting the lessee’s ability to repay the rental expense and the Company had made specific allowance for the lease payment as at June 30 2022 based on the specific risk of collectability of the lessee was identified. Jinshang Leasing made a specific allowance of $119.07 million and $121.44 million for the years ended June 30, 2022 and 2021, respectively, for customers individually evaluated for impairment. Jinshang Leasing also made a general allowance of $3.8 million and $6.4 million for the years ended June 30, 2022 and 2021, respectively, for customers collectively evaluated for impairment. On grounds of prudence, if the client default, we will make allowance for all uncollected principal and interests (including the amount due and not due) as provision.

Net direct financing lease interest income after provision for receivables

Net direct financing lease interest income after provision for receivables was $(2.0) million for the year ended June 30, 2022, compared to $(9.3) million for the year ended June 30, 2021.

Medical consulting revenuee

Medical consulting revenue was $0.30 million for the year ended June 30, 2022. consulting revenue is primarily provided to customers for medical-related services provided in the course of transactions. This revenue is a new type of business revenue that will be generated in the year ending June 30, 2022. It is in its initial stage. We will expand this segment in the future.

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, depreciation of equipment, lawyer’s fees, professional fees, consultation fees and office supplies. Non-interest expenses decrease by $5.6 million, or 91.5%, to $0.87million for the year ended June 30, 2022, compared to $7.2million for the year ended June 30, 2021. The decrease was primarily caused by a decrease in other operating expenses.

Non-interest expenses - Other operating expenses

	For the years ended June 30,
	2022	2021

Legal and professional fees	$143,642	$386,374
Audit fees	63,203	592,865
Depreciation	297	6,925
Others	317,376	5,150,483
Total	$524,518	$6,136,647

The decrease in other operating expenses was mainly caused by: (i) a decrease in legal and professional fees amounting $0.24 million in the years ended June 30, 2022; and (ii) the others contain the impairment loss.

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

Income tax credit decreased by $24.6 million to a tax credit of $738 for the year ended June 30, 2022, compared to a tax credit of $24,6million for the year ended June 30, 2021. The decrease was primarily attributable to the decrease of provision for lease payment receivable. For the years ended June 30, 2022 and 2021, losses before taxes excluding the interest on investment securities and offshore expenses was $(2.89) million and $(190.97) million, respectively.

Net loss from continuing operation

As a result of the above, net loss from continuing operations was $ 2.86 million for the year ended June 30, 2022, compared to net loss from continuing operations of $216.5 million for the year ended June 30, 2021.

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

The Company’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for both the financing lease business and the guarantee business. The Company’s net revenues are all generated from customers in the PRC. Hence, The Company operates and manages its business within one reportable segment, which is to provide financial services in the PRC domestic market

For the year ended June 30, 2022, there were two customers that accounted for 91% and 9% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2021, there were three customers that accounted for 63% ,19% and 14% of the Jinshang Leasing’s revenue, respectively.

As of June 30, 2022, two customers accounted 55% and 45%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2021, three customers accounted for 70%,17% and 13%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

For the year ended June 30, 2022, there were one that accounted for 100% of the Ruikai Taifu Medical consultation services revenue.

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

Contract Balances

For the year ended June 30, 2022 and 2021, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2022 and 2021, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2022 and 2021, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2022 and 2021.

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

On October 11, 2021, we established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7,2022，We acquired a 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD.

In the future, Wins’s medical business will mainly focus on the following areas:

1)Sales of domestic medical characteristic equipment and consumables.. We have established a sales agent system covering the whole country, and now we are selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and other products.

2)Cancer diagnosis and treatment center .We will establish regional cancer diagnosis and treatment centers in major regions of China through mergers and acquisitions and new construction, providing the whole process services of examination, consultation, treatment, recovery and rehabilitation in the field of cancer. It is estimated that in the next five years, we will manage 20,000 beds, set up 15-30 regional cancer screening centers (Pet-CT), and establish a cancer disease cooperation network with 300 county-level grassroots public hospitals to jointly build pathology centers, cancer screening centers, and “medical green channel” services. Some tumor patients were transferred to our cancer diagnosis and treatment center for chemoradiotherapy.

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

As of June 30, 2022 and 2021, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

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

	June 30,	June 30,
	2022	2021
Balance sheet items, except for equity accounts	6.7114	6.4601

	For the years ended
	June 30
	2022	2021
Items in the statements of income and comprehensive income, and statements of cash flows	6.4571	6.6273

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

Disposal groups (or non-current assets) held-for-sale and discontinued operations

Disposal groups (or non-current assets) are classified as held for sale when their carrying amount is to be recovered principally through a sale transaction and a sale is considered highly probable. The disposal groups or the non- current assets (except for certain assets as explained below) are stated at the lower of carrying amount and fair value less costs to sell. Deferred tax assets, assets arising from employee benefits, financial assets (other than investments in subsidiaries and associates) and investment properties, which are classified as held for sale, would continue to be measured in accordance with the significant accounting policies.

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

The following summarizes the key components of our cash flows from continuing operations for the years ended June 30, 2022 and 2021:

	For the years ended
	June 30,
	2022	2021
Net cash used in operating activities	$207,923	$(13,007)
Net cash used in investing activities	(70,894)	—
Effect of exchange rate change on cash, cash equivalents and restricted cash	(6,116)	2,817
Net decrease in cash and cash equivalents and restricted cash	$130,913	$(10,190)

Net cash used in operating activities was approximately $0.20million for the year ended June 30, 2022, while net cash used in operating activities was approximately $(0.01) million for the year ended June 30, 2021. The net cash provided by operating activities for the year ended June 30, 2022 mainly consisted of $0.2 million of cash used in Provision for lease payment receviable. The net cash used in operating activities for the year ended June 30, 2021 mainly consisted of $ 5.9 million of cash used in minimum lease payment receivable.

Net cash provided by investing activities was$(0.07) million for the year ended June 30, 2022, while net cash used in investing activities was nil for the year ended June 30, 2021. Net cash used in investing activities for the year ended June 30, 2022 mainly consisted of $(0.07) million of related to purchase of subsidiaries and other business units. Net cash used in financing activities was nil for the year ended June 30, 2022, while net cash used in financing activities was nil for the year ended June 30, 2021. shareholders.

Commitments and Contractual Obligations

The following table presents our material contractual obligations as of June 30, 2022 and 2021:

	Total as at
	June 30,	Less than	1 – 3	3 – 5	5+
Contractual Obligations	2022	1 year	years	years	years
Due to a related party	464,000	464,000	—	—	—
Operating lease obligations	50,436	50,436	—	—	—
	$514,436	514,436	—	$—	$—

	Total as at
	June 30,	Less than	1 – 3	3 – 5	5+
Contractual Obligations	2021	1 year	years	years	years
Due to a related party	464,000	464,000	—	—	—
Operating lease obligations	55,022	55,022	—	—	—
	$519,022	519,022	—	$—	$—

Off-balance Sheet Arrangements

During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.2 million (RMB44 million) (included in Note 4 - net investment in direct financing leases) and the third party provides the remaining financing of $59.4 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2021, the maximum guarantee issued by Jinshang Leasing was $71.5 million (RMB462 million). As of June 30, 2022, the maximum guarantee issued by Jinshang Leasing was $68.8 million (RMB462 million).

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

1.The lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in paragraphs 842-10-25-2 through 25-3.

2.The lessor would have otherwise recognized a day-one loss.

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

Name	Age	Position(s)
Renhui Mu	47	Chairman, Chief Executive Officer, Chief Operating Officer and Director
Yuchan Cheng	40	Chief Financial Officer
Jianghua Huang (1)(2)(3)	59	Director
Jiyi Li (1)(2)(3)	47	Director
Peng Wang (1)(2)(3)	60	Director
(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating Committee

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

Mr. Wang peng (“Mr. Wang”), has served as an independent director for the Company since April 14，2022. Mr. Wang has experience in the fields of economy, finance, medical care, technology, medical investment management, supply chain management, and corporate mergers and acquisitions. He has an in-depth understanding of emerging industries driven by technological innovation, medical financial investment, and corporate development strategies. From September 1985 to March 1996, Mr. Wang served as attending physician at emergency department of Tianjin Haihe Hospital. From March 1996 to March 2015, he served as trade and freight manager at Tianjin Yinda Trading Company Ltd., a subsidiary of Band of China Tianjin Branch. From April 2015 to April 2022, Mr. Wang served as a consultant at Beijing Tianjian Huaxia Hospital Management Co., Ltd. He also served as general manager at Beijing Xingbang Tianjian Technology Ltd., a subsidiary operating company of Beijing Tianjian Huaxia Hospital Management Co., Ltd. from April 2015 to April 2022. Mr. Wang, Peng received his bachelor degree of medicine at Tianjin Medical University in July 1985.

Arrangements Concerning Election of Directors; Family Relationships

Our current board of directors consists of five directors. We are not a party to, and are not aware of, any voting agreements among our shareholders. In addition, there are no family relationships among our executive officers and directors.

B.	Compensation

The aggregate compensation paid and other payments expensed by us to our directors and executive officers with respect to the year ended June 30, 2022 and 2021 was $ 170,406 and $343,922 respectively. This amount includes approximately $ 15,968 and $74,259 for the year ended June 30, 2022 and 2021 respectively, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

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

As of June 30, 2022, we had 15 full-time employees. We recruit personnel from the open market and enter into employment contracts with employees. We offer competitive remuneration packages to employees, including salaries and bonuses to qualified employees. We provide staff training on a regular basis to enhance employees’ knowledge of financial products in the market and the applicable laws and regulations in relation to the industry in which we operate.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of September 27, 2022 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 19,837,642 ordinary shares outstanding as of September 27, 2022. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of September 27, 2022 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

As of September 27, 2022, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 351 holders of record. Such holders of record held, as of that date, accounted for 98.8% of our outstanding ordinary shares, the vast majority of which are held outside the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 1.2% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

	Ordinary Shares
	Beneficially Owned
Name and Address of Beneficial Owner (1)	Number		Percent (2)
5% or Greater Shareholders (other than directors and executive officers)
Peilin Zhao	1,009,000	(3)	5.1%
Great Finance Holdings Limited	1,100,000	(4)	5.5%
Spectacular Bid Limited	13,440,000	(5)	67.7%
Cosmic Expert Ltd.	1,620,000	(6)	8.2%
Directors and Executive Officers
Renhui Mu	110		*
Junfeng Zhao	840,000	(7)	4.2%
Yuchan Cheng	—		*
Jianhua Huangfeng	—		*
Jiyi Li	—		*
Peng Wang	—		*
All director and executive officers as a group (5 persons)	840,110		4.2%
*	Less than 1% of our ordinary shares.
(1)	Unless otherwise indicated the business address for the above individuals and entities is c/o Wins Finance Holdings Inc., 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024.
(2)	The percentage of beneficial ownership is calculated based on 19,837,642 outstanding ordinary shares, as of September 27, 2022.
(3)	Peilin Zhao’s business address is Room 2705-10, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong.
(4)	Represents shares held by Jing Zhao and Great Finance Holdings Limited, of which Ms. Zhao controls and therefore has voting and disposition power over such shares. The foregoing is based on a Schedule 13D/A filed October 16, 2015.
(5)	Freeman FinTech Corporation Limited controls Spectacular Bid Limited. Freeman FinTech Corporation Limited is a publicly traded company on the Hong Kong Stock Exchange.

(6)	Represents shares held by Cosmic Expert Ltd, which Wenyu Li controls. As such, she has voting and dispositive power over such shares.
(7)	Represents shares held by Glowing Assets Holdings Ltd, of which Mr. Zhao, the former CFO of Wins Finance Holdings Inc., is the sole officer and director and as such controls the voting and disposition of such shares.

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

On September 22,2022,the company reviewed the Parties’ Joint Application to Extend Settlement Hearing and rescheduled the settlement hearing for June 26, 2023 at 10:00 a.m.

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

Except as disclosed elsewhere in this Annual Report, there have been no other significant changes since June 30, 2022, until the date of the filing of this Annual Report.

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

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2022, we believe that we are not a PFIC for such year. However, because we have not completed our analysis as to our PFIC status for the 2022 fiscal year, there can be no assurance in respect to our PFIC status for such taxable year.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as of June 30, 2022. Based on that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of June 30, 2022 were not effective due to the material weaknesses in our internal control over financial reporting described below.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over the financial reporting as of June 30, 2022, using criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that our internal control over financial reporting was not effective as of June 30, 2022 due to the following material weaknesses:

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

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended June 30, 2022 to contain a material misstatement.

Our independent registered public accounting firm, Audit Alliance LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of June 30, 2022.

(d) Changes in internal control over financial reporting

Except as disclosed above, there were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

	2021	2022
Audit Fees(1)	$53,352	$60,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Total	$53,352	$60,000
(1)	The audit fees of $50,000 for the years ended June 30, 2021 were billed by Audit Alliance LLP, our independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements

The audit fees of $60,000 for the years ended June 30, 2022 were billed by Audit Alliance LLP, our independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements

(2)	There were no audit-related fees for the year ended June 30, 2022 and 2021.
(3)	There were no tax fees for the years ended June 30, 2022 and 2021.

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

On September 16, 2022, Wins Finance Holdings Inc. (the “Company”) engaged Audit Alliance LLP (“AA”) as its principal accountant. During the years ended June 30, 2022, On July 17, 2020, Wins Finance Holdings Inc. (the “Company”) engaged Audit Alliance LLP (“AA”) as its principal accountant. During the years ended June 30, 2021,2020,2019 and 2018, neither the Company nor anyone on its behalf consulted AA regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the consolidated financial statements of the Company, and neither a written report nor oral advice was provided to the Company that AA concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

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

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on _October 31, 2018)
12.1	Certification of Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Letter from Centurion ZD CPA & Co., dated July 6, 2020 (incorporated by reference to Exhibit 99.1 to the CurrentReport on Form 20-F filed on July 6, 2020)
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WINS FINANCE HOLDINGS INC.

Date: November 4, 2022	By:	/s/ Renhui Mu
	Name:	Renhui Mu
	Title:	Chief Executive Officer and Chief Operating Officer
(Principal Executive Officer)

	By:	/s/ Yuchan Cheng
	Name:	Yuchan Cheng
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

FINANCIAL STATEMENTS

AG
AUDIT ALLIANCE LLP®
A Top 18 Audit Firm 10 Anson Road, #20-16 International Plaza, Singapore 079903.

UEN: T12LL1223B GST Reg No: M90367663E	Tel: (65) 6227 5428
Website: www.allianceaudit.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Wins Finance Holdings Inc and Its Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Wins Finance Holdings Inc. and its subsidiaries (collectively, the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ equity and cash flows for the year ended June 30, 2022, 2021 and 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of June 30, 2022 and 2021, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ deficit and cash flows for the year ended June 30, 2022, 2021 and 2020 in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP)

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, during the financial year ended 30 June 2022, the Company incurred a net loss of USD2,863,113 and as of 30 June 2022, its net stockholders’ deficit was US$ 5,391,902 and its net current liabilities was US$3,536,000. These events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

In addition, we draw attention to Note 17 of the financial statements, which describes the uncertainty related to the outcome of the lawsuit filed against the Company, and we also draw attention to Note 1 of the financial statements, which describe the Company facing uncertainty as to the operational impact of the COVID-19 outbreak on the Company’s financial leasing business resulting had a material adverse effect on the Company’s results of operation, cash flows and liquidity. The financial statements have been prepared on a going concern basis in view of the Company will be able to:

(a)obtain continued financial support from its related party or its ability to obtain external financing; or

(b)further implement management’s business plan to extend its operations and generate sufficient revenues to meet its obligations.

The validity of the going concern basis on which the financial statements are prepared depends on the Company’s ability to operate as a going concern as set forth above. The assumptions are premised on future events, the outcome of which are inherently uncertain. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Wins Finance Holdings Inc and Its Subsidiaries

Basis for Opinion (Cont’d)

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

/s/ Audit Alliance LLP (PCAOB ID:3487)

Singapore

November 4 2022

We have served as the Company’s auditor since 2020.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US dollars, except share data)

	June 30, 2022	June 30, 2021
ASSETS
Current assets
Cash and cash equivalents	$159,543	$6,621
Restricted cash	—	22,009
Other assets (Note 7)	611,645	770,985
Total current assets	771,188	799,615
Non-current assets
Net investment in direct financing leases (Note 4)	688,663	2,778,471
Operating lease, right-of-use asset (Note 5)	—	50,935
Property and equipment, net (Note 6)	3,740	2,883
Total non-current assets	692,403	2,832,289
TOTAL ASSETS	$1,463,591	$3,631,904

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current liabilities
Other liabilities (Note 8)	4,307,188	3,715,268
Operating lease liability-current (Note 5)	—	55,022
Total current liabilities	4,307,188	3,770,290
Non-current liability
Deposits from direct financing leases(Note 16)	2,084,305	2,050,035
Due to related a party (Note 15)	464,000	464,000
Total non-current liabilities	2,548,305	2,514,035
Total Liabilities	$6,855,493	$6,284,325

Stockholders’ Deficit
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2022 and 2021)(Note 10)	$1,984	1,984
Additional paid-in capital	211,934,432	211,934,432
Statutory reserve (Note 11)	4,687,085	4,687,085
Accumulated losses	(209,759,763)	(206,948,669)
Accumulated other comprehensive losses	(12,144,005)	(12,327,253)
Total Stockholders’ Deficit	(5,280,267)	(2,652,421)
Noncontrolling interests	(111,635)	—
Total Deficit	(5,391,902)	(2,652,421)
TOTAL LIABILITIES AND DEFICIT	$1,463,591	$3,631,904

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

(In US dollars, except share data)

	For the years ended June 30,
	2022	2021	2020

Direct financing lease income
Direct financing lease interest income	242,740	174,306	4,934,157
Interest expense for direct financing lease	—	(11,181)	(11,967)
Business collaboration fee and commission expenses for leasing projects	—	—	(37,572)
Provision for lease payment receivable	(2,258,060)	(9,495,002)	(19,379,086)
Net direct financing lease interest income after provision for receivables	(2,015,320)	(9,331,877)	(14,494,468)

Medical consulting revenue	30,682	—	—

Net revenue	(1,984,638)	(9,331,877)	(14,494,468)

Non-interest loss
Investment loss	—	(175,428,577)	—
Total non-interest loss	—	(175,428,577)	—

Non-interest expense
Business taxes and surcharge	(231)	(476)	(7,652)
Salaries and employee charges	(276,546)	(920,194)	(923,325)
Rental expenses	(76,442)	(97,693)	(95,545)
Other operating expenses	(524,518)	(6,136,647)	(481,311)
Total non-interest expense	(877,737)	(7,155,010)	(1,507,833)

Loss before taxes	(2,862,375)	(191,915,464)	(16,002,301)

Income tax (expense)credit	(738)	(24,590,417)	3,999,361

NET LOSS	(2,863,113)	(216,505,881)	(12,002,940)

Net loss attributable to noncontrolling interests	(52,019)	—	—

Net loss attributable to Wins Finance Holdings Inc..	(2,811,094)	(216,505,881)	(12,002,940)

Other comprehensive income(loss)
Foreign currency translation adjustment	187,029	17,508,783	(6,102,745)
TOTAL COMPREHENSIVE LOSS	$(2,676,084)	$(198,997,098)	$(18,105,685)

Total comprehensive loss attributable to noncontrolling interests	(48,238)	—	—
Total comprehensive loss attributable to ordinary shareholders	(2,627,846)	(198,997,098)	(18,105,685)

Weighted-average ordinary shares outstanding
Basic	19,837,642	19,837,642	19,837,642
Diluted	19,837,642	19,837,642	19,837,642

Loss per share attributable to ordinary shareholders
Basic	$(0.14)	$(10.91)	$(0.61)
Diluted	$(0.14)	$(10.91)	$(0.61)
From continuing operation	$(0.14)	$(10.91)	$(0.61)
From discontinued operation	$—	$—	$—

See notes to the consolidated financial statements

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(In US dollars, except share data)

				Accumulated		Retained
				Other		Earnings/	Non
	Common Stock		Additional	Comprehensive	Statutory	(Accumulated	Controlling	Total
	Shares	Amount	Paid-in Capital	Losses	Reserve	Losses)	interests	Deficit
Balance as of June 30, 2020	19,837,642	$1,984	$211,934,432	$(29,836,036)	4,687,085	9,557,212	—	196,344,677
Net loss	—	—	—	—	—	(216,505,881)	—	(216,505,881)
Foreign currency translation adjustment	—	—	—	17,508,783	—	—	—	17,508,783
Balance as of June 30, 2021	19,837,642	$1,984	211,934,432	(12,327,253)	4,687,085	(206,948,669)	—	(2,652,421)
Investment in new subsidiaries	—	—	—	—	—	—	(63,397)	(63,397)
Net loss	—	—	—	—	—	(2,811,094)	(52,019)	(2,863,113)
Foreign currency translation adjustment	—	—	—	183,248	—	—	3,781	187,029
Balance as of June 30, 2022	19,837,642	$1,984	211,934,432	(12,144,005)	4,687,085	(209,759,763)	(111,635)	(5,391,902)

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended June 30,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,863,113)	$(216,505,881)	$(12,002,940)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	297	838	21,118
Investment loss for disposal of subsidiaries	—	175,428,577	—
Property and equipment written off	—	24,718	—
Provision for lease payment receivables	2,258,060	9,495,002	19,379,086
Provision for other assets	—	3,017,816	—
Deferred tax expense (benefit)	—	25,846,977	(4,255,391)
Changes in assets and liabilities:
Net investment in direct financing leases	(194,077)	5,887,016	(7,116,662)
Other assets	186,571	(628,927)	180,508
Lease receivable in lease agency transaction	—	2,085,456	(92,689)
Interest payable	—	(8,874)	(12,629)
Income tax payable	—	(1,518,019)	256,030
Deposits from direct financing leases	115,404	(3,649,836)	42,663
Other liabilities	704,781	250,671	489,490
Net Cash Provided by (Used in) Operating Activities	207,923	(13,007)	(3,111,416)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,300)	—	(843)
Net cash paid for purchases of subsidiaries and other business units	(69,594)	—	—
Net Cash Used in Investing Activities	(70,894)	—	(843)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans	—	—	(699,469)
Net Cash Used in Financing Activities	—	—	(699,469)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM CONTINUING OPERATION	(6,116)	2,817	3,780,236
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM (DISPOSAL GROUP)/DISCONTINUED OPERATION	—	(7,553,701)	(221,827)

NET INCREASE/(DECREASE) CASH FROM CONTINUING OPERATION	130,913	(10,190)	(31,492)
NET (DECREASE) AND INCREASE IN CASH FROM (DISPOSAL GROUP)/DISCONTINUED OPERATION	—	(7,553,701)	(221,827)

Cash and cash equivalents at beginning of year	$28,630	$38,820	$70,312
Cash and cash equivalents at beginning of year-disposal groups	$—	$7,553,701	$7,775,528
Cash and cash equivalents at end of year	159,543	28,630	38,820
Cash and cash equivalents at end of year-disposal groups	—	—	7,553,701

SUPPLEMENTAL CASH FLOW INFORMATION:
Continuing Operation
Cash paid for interest expense	$—	$11,181	$11,966

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS

The accompanying consolidated financial statements include the financial statements of Wins Finance Holdings Inc. (“Wins Finance”) and its subsidiaries, Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture),Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”) , Dalian Ruikai Taifu Investment Management Co., Ltd. (“Ruikai Taifu) and Zhongrui Xuikai Beijing Technology Co., Ltd. (“Zhongrui Xuikai”). Wins Finance and its subsidiaries are collectively referred to as the “Company”.

Wins Finance was incorporated in the Cayman Islands as an exempt company on February 17, 2015 and is then a wholly owned subsidiary of Sino Mercury Acquisition Corp.

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

Dongsheng Guarantee was incorporated on February 22, 2006 in Jinzhong City, Shanxi Province, PRC under the laws of PRC and is mainly engaged in providing credit guarantees to small and medium-sized companies and related consulting finance services in the PRC and it was disposed on January 6, 2021.

Jinchen Agriculture was incorporated on February 29, 2012 in Jinzhong City, Shanxi Province, PRC under the laws of PRC. Jinchen Agriculture did not conduct any business activities from its inception through September 30, 2015 and it was disposed on January 6, 2021.

Ruikai Taifu was incorporated on October 11, 2021 in Dalian City Liaoling Province, PRC under the laws of PRC.Ruikai Taifu is mainly engaged in business services in China and is the subsidiary of the company.

On April 1, 2022, pursuant to the Capital Increase Agreement, the Company, through Ruikai Taifu, held a 71.43% equity interest in Zhongrui Xuikai, a company registered in Beijing, China. Zhongrui Xuikai is mainly engaged in technology promotion, application services and medical device sales.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS (CON’T)

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

Jinshang Leasing has entered into an agreement for disposal of Jinchen Agriculture and Dongsheng Guarantee to Shanghai Guyan Investment Management Co., Ltd on January 6, 2021.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS (CON’T)

As at 30 June 2022 and the date of approval of the consolidated financial statements, the Company had the following wholly-owned subsidiaries:

Place and date of
Name of entity	establishment	Registered capital	Principal activities

Wins Finance Group	British Virgin Islands	US$ 30,000,100.00	A holding company 100%
Limited(“WFG”)	July 27, 2014		owned by Wins Finance

Full Shine Capital	Hong Kong		A holding company 100%
Resources Limited	August 01, 2013	HK$ 1.00	owned by WFG
(“Full Shine”)

Jinshang International	PRC	US$ 180,000,000.00	A company providing
Financial Leasing	May 18, 2009		financial leasing services and
Co.,Ltd (“Jingshang Leasing”)			100% owned by Full shine

Dalian Ruikai Taifu	PRC		A company providing
Investment Management	October 11, 2021	RMB 100,000,000.00	business service industry and
Co.,Ltd (“Ruikai Taifu”)			60% owned by Full shine

Zhongrui Xuikai Beijing	PRC		A company providing
Technology Co., Ltd	June 22, 2018	RMB 28,000,000.00	medical equipment sales and
(“Zhongrui Xuikai”)			71.43% owned by Ruikai Taifu

Going concern and management plans

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. In addition, Note 17 to the Company financial statements, which describes the uncertainty related to the outcome of the lawsuit filed against the Company. During the financial year ended 30 June 2022, the Company incurred a net loss of US $2,863,113 and as of 30 June 2022, its stockholders’ deficit was US$ 5,391,902 its net current liabilities was US $3,536,000. The Company’s revenue in the year ended June 30 2022  decreased significantly as compared with the year ended June 30 2021 due to the continued adverse impact of the COVID-19 outbreak on the Company’s financial leasing business and the Company had made specific allowance for the lease payment with amount to US$ 119,067,356 as of June 30 2022 based on the specific risk of collectability of the lessee was identified. The Company’s ability to continue as a going concern dependents upon:

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS (CON’T)

Going concern and management plans (con’t)

As of June 30, 2022, the Company’s having a minimum cash balance on the consolidated statement of financial position. The Company has taken an intensive review of operations and expenditures, including selling, distribution, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from June 30, 2022. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates using information that are currently available. Changes in facts and circumstances may cause Wins Finance to revise its estimates. Material estimates that are particularly susceptible to significant change in the near-term include the determination of the allowances for doubtful accounts receivable and for guarantee losses.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

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

The Company’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the financing lease business. The Company’s net revenues are all generated from customers in the PRC. Hence, the Company operates and manages its business in two reportable segments, namely, the provision of financial services and medical consulting services in the PRC domestic market.

For the year ended June 30, 2022, there were two customers that accounted for 91% and 9% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2021, there were three customers that accounted for 63% ,19% and 14% of the Jinshang Leasing’s revenue, respectively.

As of June 30, 2022, two customers accounted 55% and 45%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2021, three customers accounted for 70%, 17% and 13%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

For the year ended June 30, 2022, there was one customer that accounted for 100% of the Ruikai Taifu Medical consultation services revenue.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(f)	Investments securities – held to maturity (con’t)

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

FOR THE YEARS ENDED JUNE 30, 2022

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

Contract Balances

For the year ended June 30, 2022 and 2021, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2022 and 2021, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2022 and 2021, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

(i)	Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3%salvage value. The average estimated useful lives of property and equipment are discussed in Note 6.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

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

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2022 and 2021.

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

The Company elected to record its equity investments in this privately held company using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer, since the Company does not have significant influence over Hui Yue and its investment in Hui Yue is without readily determinable fair value. There was no observable price change for the year ended June 30, 2022.

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

FOR THE YEARS ENDED JUNE 30, 2022

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

As of June 30, 2022 and 2021, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated statement of financial position, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

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

	June 30, 2022	June 30, 2021
Statement of financial position items, except for equity accounts	6.7114	6.4601

	For the years ended June 30
	2022	2021
Items in the statements of income and comprehensive income, and statements of cash flows	6.4571	6.6273

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

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

Comprehensive income includes net income and foreign currency translation adjustments. Comprehensive income is reported in the statements of income and other comprehensive income.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

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

FOR THE YEARS ENDED JUNE 30, 2022

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

FOR THE YEARS ENDED JUNE 30, 2022

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

FOR THE YEARS ENDED JUNE 30, 2022

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

(y)	Related parties

The Company identifies related parties, and accounts for, discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related party transactions. Transactions between related parties are also considered to be related party transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

(z)	Employee retirement benefits

Pursuant to the relevant regulations of the PRC government, the Company’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Company’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended June 30, 2021 and 2022, are discussed in Note 12.

(aa) Deposits from direct financing leases

The deposit for direct finance leasing is delivered to the company by the customer when the company signs the finance lease contract as a guarantee for the performance of the contract.the deposit does not bear interest.

After the expiration of the lease term or early termination of the contract, and after the customer has paid off all the rent, liquidated damages and other payables, the company will return the deposit to the customer if no other expenses are incurred.

If both parties agree to terminate the contract early, the company shall not set off the security deposit against the rent of other periods, otherwise the customer may set off the security deposit against the outstanding rent of each period on the date of each rent payment; the order of setting off the security deposit is from the last rent to the next period.

During the lease period, if the customer fails to fulfill the payment obligation according to the contract, the company has the right to deduct the amount due to the company from the security deposit, and the customer must make up the security deposit and the relevant overdue interest within the time required by the company.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(ab) Other assets

Other assets include accounts receivable and other receivables and advance to supplier.

Account receivables and other receivables are recorded net of allowance for uncollectible accounts.The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2022 and 2021, the Company did not accrue allowance for uncollectible balances.

Advances to suppliers include prepayments to the Company’s suppliers,advance payment depends on specific circumstances, such as the nature of goods or services, negotiations with suppliers, and the delivery time of products or services received from suppliers after the advance payment. The Company continuously monitors suppliers’ delivery and payment, while maintaining an estimated credit loss reserve based on historical experience and any specific supplier problems (such as the identified inventory supply interruption). If the Company has difficulty in receiving payment from any supplier, the Company will take the following measures: stop buying products from the supplier, demand an immediate refund of the Company’s advance payment, and take legal actions if necessary. During the reporting periods, no legal proceedings were brought. If all these steps are unsuccessful, the management will decide whether the advance payment should be retained or cancelled. The balance of allowance for doubtful accounts relating to advances to suppliers was $0 as of As of June 30, 2022 and 2021.

(ac) Other current liabilities

Other current liabilities include accounts payable, employee compensation payable, taxes payable and other payables.

Accounts payable represent liabilities for goods and services provided to the Company prior to the end of the financial year which are unpaid. The amounts are unsecured and are paid on normal commercial terms. employee compensation payable refers to the salary, social security, provident fund and bonus payable to the Company’s employees before the end of the current fiscal year. taxes payable refers to the composition of VAT and surtax payable under PRC tax before the end of the fiscal year. Other payables mainly consist of loans payable, lawyer fees, service fees, etc.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

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

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. As of June 30, 2022 and 2021, the Company held cash and restricted cash was Nil and US$22,009, respectively, that was not insured by any governmental authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with well-known financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.

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

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 3 -             RISKS (CON’T)

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

The Company revenue for the fiscal year ending June 30, 2022 increased 57% compared to the fiscal year ending June 30, 2021 as the adverse impact of the COVID-19 on the Company’s finance lease business was significantly reduced by China’s control measures for the outbreak. In addition, due to the continued impact of the COVID-19, the lessee’s ability to repay the rental expense was still affected and the Company had made specific allowance for the lease payment with amount to USD 119,067,358 as of June 30 2022 based on the specific risk of collectability of the lessee was identified.

NOTE 4 -             NET INVESTMENT IN DIRECT FINANCING LEASES

Jinshang Leasing’s leasing operations consist principally of leasing high value equipment under direct financing leases expiring in 1-5 years as of the balance sheets dates. The leases bear effective interest rate of 4.3% - 13.3% per annum.

The following is a summary of the components of the Jinshang Leasing’s net investment in direct financing leases at June 30, 2022 and 2021:

	June 30, 2022	June 30, 2021
Total minimum lease payments to be received	$122,893,158	$127,827,892
Less: Amounts representing estimated executory costs	—	—
Minimum lease payments receivable	122,893,158	127,827,892
Less: unearned income, representing interest	(3,137,139)	(3,607,312)
Present value of minimum lease receivable	119,756,019	124,220,580
Less: Allowance for uncollectible receivables	(119,067,356)	(121,442,109)
Net investment in direct financing leases	$688,663	$2,778,471

Future minimum lease receipts under non-cancellable direct financing lease arrangements are as follows:

	June 30, 2022	June 30, 2021
Within 1 year	$332,802	$377,696
2 years	41,764	117,869,926
3 years	101,782,289	7,847,263
4 years	14,659,311	1,733,007
5 years	6,076,992	—
Total minimum finance lease receivables	$122,893,158	$127,827,892

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 4 -             NET INVESTMENT IN DIRECT FINANCING LEASES (CON’T)

An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date the payment was contractually due. The accrual of direct financing lease interest income had been suspended on delinquent finance lease receivables with remaining contractual amounts due of $119,067,356 and $121,442,109 as of June 30, 2022 and 2021. As of June 30, 2022 and 2021, there were no recorded investment in direct financing leases past due 90 days or more and still accruing.

The following is a credit quality analysis of finance lease receivables. In the event that an instalment repayment of a finance lease receivables is overdue for more than 30 days, the entire outstanding balance of the finance lease receivables is classified as overdue. If the instalment repayment is overdue within 30 days, only the balance of this instalment is classified as overdue.

	June 30, 2022		June 30, 2021
Overdue and credit-impaired	$		$
– Overdue above 90 days		11,746,159		12,373,365
Not yet overdue but credit impaired		107,317,870		109,039,328

Overdue but not credit-impaired
Neither overdue nor impaired		691,990		2,807,887

Less: Allowances for impairment losses		(119,067,356)		(121,442,109)
Net investment in direct financing leases, end of year		$688,663		$2,778,471

The allowance for uncollectible minimum lease payments receivables in direct financing leases for the years ended June 30, 2022 and 2021 were as following:

	June 30, 2022	June 30, 2021
Allowance for uncollectible receivables at the beginning of year	$121,442,109	$102,069,239
(Reversal of Provision)for lease payment receivables	(25,971)	(192,136)
Provision for lease payment receivables	2,284,032	9,687,138
Effect of foreign currency translation	(4,632,814)	9,877,868
Allowance for uncollectible receivables at the end of year	$119,067,356	$121,442,109

	June 30, 2022	June 30, 2021
Allowance for uncollectible receivables relating to:
Individually evaluated for impairment	$119,064,028	$121,412,692
Collectively evaluated for impairment	3,328	29,417
Ending balance	$119,067,356	$121,442,109

Minimum lease payments receivable
Individually evaluated for impairment	$119,064,028	$121,412,692
Collectively evaluated for impairment	3,829,130	6,415,200
Ending balance	$122,893,158	$127,827,892

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

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

The risk classification of direct financing lease receivables is as follows:

	June 30, 2022	June 30, 2021
Normal	$3,829,130	$6,415,200
Abnormal	119,064,028	121,412,692
Total	$122,893,158	$127,827,892

NOTE 5 -             LEASES

	June 30, 2022	June 30, 2021
Operating leases:
Operating lease right of use assets	$—	$50,935
Current operating lease liabilities	—	55,022
Total operating lease liabilities	$—	$55,022

Lease commitments:

The Company’s Jinshang Leasing, and Zhongrui Xuikai, entered into operating lease agreements with landlords to lease office space in Beijing.

The following table sets forth our contractual obligations as of June 30, 2022:

For the year ended June 30,	Operating lease
2022	$44,103
2023	6,333
Total	$50,436

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 6 -             PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2022 and 2021 consisted of the following:

	Useful life	Salvage
	(years)	value	June 30, 2022	June 30, 2021
Office equipment	5	3%	200,947	208,765
Electric equipment	5	3%	26,945	26,091
Less: accumulated depreciation			(224,152)	(231,973)
Property and equipment, net			$3,740	$2,883

Depreciation expense totaled $297 and $838 for the years ended June 30, 2022 and 2021, respectively.

NOTE 7 -             OTHER ASSETS

Other assets as of June 30, 2022 and 2021 consisted of:

	June 30, 2022	June 30, 2021
Account receivable	$261,852	$—
Other receivables	349,793	770,985
	$611,645	$770,985

NOTE 8 -              OTHER LIABILITIES

Other liabilities as of June 30, 2022 and 2021 consisted of:

	June 30, 2022	June 30, 2021
Other tax payable	$1,630,159	$1,623,217
Accounts payable	3,874	—
Accrued payroll	172,508	101,656
Compensation payable	1,260,000	1,260,000
Legal fee payable	381,224	276,782
Loans payable	263,205	—
Audit fee payable	60,000	51,294
Rental and property management fee payable	264,689	269,392
Other payables	271,529	132,927
	$4,307,188	$3,715,268

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

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

The following table summarizes stock award activity and related information for all of Wins Finance’s Equity Plans for the years ended June 30, 2022 and 2021:

Weighted Average
		Weighted	Remaining
	Number of	Average	Contractual
	Shares	Exercise Price	Term In Years
$
Outstanding, July 1, 2016	1,270,000	12	2.42
Granted	—	12	3.00
Exercised	—	—	—
Forfeited	(1,190,000)	12	—
Canceled	(80,000)	12	—
Outstanding, June 30, 2017, 2018, 2019, 2020 and 2021	—	—	—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Canceled	—	—	—
Outstanding, June 30, 2022	—	—	—

Exercisable, June 30, 2021 and 2022	—	—	—
Vested and expected to vest, June 30, 2021 and 2022	—	—	—

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 9 -           SHARE-BASED COMPENSATION (CON’T)

2015 Long-Term Incentive Equity Plan (con’t)

During the year ended June 30, 2017, 1,190,000 options were forfeited and 80,000 options were cancelled due to the termination of the holders’ employment prior to vesting. On February 14, 2017, Wins Finance terminated the remaining option agreements with the employees for no consideration. No options remained outstanding following the cancellation and as of June 30, 2021 and 2022.

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

In connection with the grant of stock options to employees, the Company recorded share-based compensation charges of nil and nil , respectively, for the years ended June 30, 2022 and 2021, respectively. The negative amount in 2017 resulted from the reversal of share-based compensation expense for the Company’s options that were cancelled due to the termination of the holder’s employment prior to vesting.

NOTE 10 -           CAPITALIZATION

Common Stock

As of October 26, 2015, Wins Finance is authorized to issue up to 100,000,000 ordinary shares with a par value of $0.0001, 21,526,747 shares of Common Stock were issued and outstanding. 16,800,000 and 4,726,747 ordinary shares were held by WFG’s shareholders and former stockholders of Sino, respectively.

On June 28, 2016, the Company repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180, and 1,480,000 shares from Bluesky LLC for $17,464,000. Of the amounts payable to Bluesky LLC, $17 million was paid. Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President. Balance of $464,000 remained unpaid as of June 30, 2022 and June 30, 2021.

On December 2, 2016, the Company repurchased 204,005 of its ordinary shares from Richard Xu, a former officer of the Company, for a consideration of $204.

As of June 30, 2022 and 2021, there were 19,837,642 shares of common stock issued and outstanding.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

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

NOTE 12 -           EMPLOYEE RETIREMENT BENEFITS

The Company has made employee benefit contributions in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the salaries and employee charges when incurred. The contributions made by the Companies were $89,501 and $101,318 for the year ended June 30, 2022 and 2021, respectively.

NOTE 13 -           LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years ended June 30, 2022 and 2021, respectively:

	June 30, 2022	June 30, 2021
Net loss attributable to the common shareholders	$(2,811,094)	$(216,505,881)

Basic weighted-average common shares outstanding	19,837,642	19,837,642
Effect of dilutive securities
Diluted weighted-average common shares outstanding	19,837,642	19,837,642
Loss per share – Basic	$(0.14)	$(10.91)
Loss per share – Diluted	$(0.14)	$(10.91)

Basic earnings per share are computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by adding other common stock equivalents, including non-vested common share in the weighted average number of common shares outstanding for a period, if dilutive. As of June 30, 2022 and 2021, there were no dilutive securities.

NOTE 14 -           INCOME TAXES

Pursuant to the relevant rules and regulations of the Cayman Islands and the BVI, the Company and its subsidiary incorporated therein are not subject to any income tax pursuant to the rules and regulations of their respective countries of incorporation.

No Hong Kong Profits Tax has been made for the years ended June 30, 2022 and 2021 as Full Shine had no assessable profits arising in Hong Kong.

The provision for PRC Enterprise Income Tax (“EIT) is calculated at 25% of the estimated assessable profits of the subsidiaries established in the PRC during the years ended June 30, 2022 and 2021.

Under the EIT Law, investment income from security funds is exempted from PRC EIT.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 14 -           INCOME TAXES (CON’T)

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

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits of the position, and measures the unrecognized benefits associated with the tax position. For the years ended June 30, 2022 and 2021, the Company had no unrecognized tax benefits.

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

Income tax payable represented enterprise income tax at a rate of 25% of taxable income the Company accrued but not paid. Income tax payable as of June 30, 2022 and 2021 comprises:

	June 30, 2022	June 30, 2021
Jinshang Leasing	$738	—
Total	$738	$—

	For the year ended June 30,
	2022	2021
Current income tax benefit (expense)	$(738)	1,256,560
Deferred tax expense	—	(25,846,977)
Total expense for income taxes	$(738)	(24,590,417)

The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 25% is as follows:

	June 30, 2022	June 30, 2021
PRC statutory tax	25%	25%
Effect of non-deductible expenses	—	(14.6)%
Effect of non-taxable income	—	(6.9)%
Effect of preferential tax rate	(22.5)%	—
Others	—%	147.9%
Effective tax rate	2.5%	151.4%

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 15 -           RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

Related party balances as of June 30, 2022 and 2021 (apart from those disclosed elsewhere in these financial statements) consisted of:

	June 30, 2022	June 30, 2021

Due to related party
Bluesky LLC	$464,000	$464,000
	$464,000	$464,000

Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President.

The amount due to Bluesky LLC was non-trade in nature, interest free, unsecured and due on demand.

NOTE 16 -           DEPOSITS FROM DIRECT FINANCING LEASES

The deposit for direct finance leasing is delivered to the company by the customer when the company signs the finance lease contract as a guarantee for the performance of the contract, the deposit does not bear interest. The balance of the direct financing margin as of June 30, 2022 and 2021 was $ 2,084,305 and $ 2,050,035, respectively.

NOTE 17 -           COMMITMENTS AND CONTINGENCIES

Guarantee Commitments

During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.2 million (RMB44 million)(included in Note 4 - net investment in direct financing leases) and the third party provides the remaining financing of $59.4 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2022, the maximum guarantee issued by Jinshang Leasing was $68.8 million(RMB462 million).

Litigation

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2022, the Company was involved in 1 lawsuits in China, which the Company is a defendant in relation to its financing lease business (see below). The cases are in the process of being enforced.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2022

NOTE 17 -           COMMITMENTS AND CONTINGENCIES (CON’T)

Litigation (con’t)

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

As of this date and to the best of our knowledge, neither the Company nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, motions for appointment as lead plaintiff(s) and lead counsel were filled on or before September 24, 2020, following the Court’s resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims. There is not any update progress since from June 30, 2022.

NOTE 18 -           SUBSEQUENT EVENTS

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.