Form 20-F/A
period 2020-06-30
Wins Finance Holdings Inc.
filed 2023-10-10
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F/A

(Amendment No.1)

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

for the transition period from                   to

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

As of August 31, 2023, the registrant had 19,837,642 ordinary shares outstanding.

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
☐ Emerging Growth Company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.            ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.           ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).        ☐

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

Explanatory Note

Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended June 30, 2020 (the “Form 20-F”) of Wins Finance Holdings Inc. is being filed to amend and restate Items 3A, 5 and 18. We restated our financial statements for 2020 to reflect the investment losses from the disposal of Jinchen Agriculture and Dongsheng Guarantee. These mainly resulted from adjustments for the fiscal years ended June 30, 2020. The financial statements for the fiscal year ended June 30, 2020 were revised to reflect these restatements. Other than the changes described above, no changes have been made to the Form 20-F.

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

Statements of Income and Comprehensive Income

	For the years ended June 30
(US$ except share data)	2020	2019	2018	2017	2016
			Restated
Guarantee service income
Commissions and fees on financial guarantee services	—	—	—	2,839,194	6,193,225
(Provision) reversal of provision for financial guarantee services	—	—	—	3,208,827	(2,907,999)
Commission and fees on guarantee services, net	—	—	—	6,048,021	3,285,226

Direct financing lease income
Direct financing lease interest income	4,934,157	7,595,992	5,697,957	6,047,172	3,164,317
Interest expense for direct financing lease	(11,967)	(411,066)	(1,546,304)	(2,094,587)	(524,409)
Business collaboration fee and commission expenses for leasing projects	(37,572)	(68,342)	(99,320)	(603,873)	(222,206)
Provision for lease payment receivable	(19,379,086)	(81,585,960)	(3,514,961)	(27,332)	(597,444)
Net direct financing lease income after provision for receivables	(14,494,468)	(74,469,376)	537,372	3,321,380	1,820,258

Financial advisory and agency income	—	—	1,695,303	357,284	402,800
Net revenue	(14,494,468)	(74,469,376)	2,232,675	9,726,685	5,508,284

Non-interest (loss) income
Interest on investment securities	—	105,878	3,942,719	13,752,538	13,958,540
Investment loss	(164,098,554)	—	—	—	—
Total non-interest (loss) income	(164,098,554)	105,878	3,942,719	13,752,538	13,958,540

Non-interest expense
Business taxes and surcharge	(7,652)	(15,827)	(9,911)	(4,406)	(167,867)
Salaries and employee charges	(923,325)	(542,628)	(540,312)	(879,595)	(1,524,720)
Rental expenses	(95,545)	(102,859)	(175,549)	(247,684)	(271,357)
Other operating expenses	(481,311)	(2,062,802)	(4,554,030)	(46,258)	(4,621,038)
Total non-interest expense	(1,507,833)	(2,724,116)	(5,279,802)	(1,177,943)	(6,584,982)

Income (loss) before taxes	(180,100,855)	(77,087,614)	895,592	22,301,280	12,881,842

Income tax credit (expense)	3,999,361	18,900,720	322,038	(1,951,489)	(764,445)
Net (loss) income from continuing operation	(176,101,494)	(58,186,894)	1,217,630	20,349,791	12,117,397

Income from discontinued operation	—	8,377,166	8,881,255	—	—
Total Net Losses	(176,101,494)	(49,809,728)	10,098,885	—	—

Other comprehensive loss
Foreign currency translation adjustment	(2,305,407)	(9,623,857)	5,977,187	(5,130,963)	(19,361,292)
ComprehensiveLoss	(178,406,901)	(59,433,585)	16,076,072	15,218,828	(7,243,895)

Weighted-average common shares outstanding
Basic (1)	19,837,642	19,837,642	19,837,642	19,926,510	20,012,356
Diluted (1)	19,837,642	19,837,642	19,837,642	20,082,089	20,012,356

Earnings (loss) per share
Basic (1)	(8.88)	(2.51)	0.51	1.02	0.61
Diluted (1)	(8.88)	(2.51)	0.51	1.01	0.61
From continuing operation	(8.88)	(2.93)	0.06	1.01	0.61
From discontinued operation (2)	—	0.42	0.45	—	—
(1)	These data have been retrospectively adjusted giving effect to the reverse merger between WFG and Sino, completed on October 26, 2015. More information about the reverse merger is contained in our Consolidated Financial Statements.
(2)	On June 9, 2020, the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiary, Dongsheng Guarantee. As a result, the Company lost control over these subsidiaries. Due to the loss of control, the Company reported the results of these subsidiaries as disposal group classified as held for sale.

	2020	2019	2018	2017	2016
			Restated
Balance Sheet Data
Cash and cash equivalents	$38,820	$70,312	$13,133,540	$17,002,282	$47,163,965
Total assets	46,445,521	228,101,794	309,903,262	312,764,090	304,627,280
Total liabilities	10,402,060	13,651,432	36,019,315	54,956,215	60,572,349
Total equity	36,043,461	214,450,362	273,883,947	257,807,875	244,054,931

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

On January 6 2021, the company entered into an agreement to transfer the equity of Jinchen Agriculture and Dongsheng Guarantee to a third party. The transfer price was zero. In addition, the creditor’s rights and debts among the group, Jinchen Agriculture and Dongsheng Guarantee shall be mutually exempted. The investment loss was $164.10 million due to the disposal of Jinchen Agriculture and Dongsheng Guarantee for the year ended June 30, 2020. The disposal of these assets have had a material and adverse effect on our financial results, but the Company’s other businesses have been unaffected by the disposal and continue to operate normally.

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

Our net revenue (excluding financial guarantee business), which consists primarily of direct financing lease interest income, was $(9.3) million for the year ended June 30, 2021, representing an increase of $ 5.2 million or 35.6%, from $(14.5) million for the year ended June 30, 2020. We note that the impairment allowance for the investment in financial leases that have affected our operating results are non-cash items and represent Management’s assessment of the default risk of its finance leasing customers. Interest on investment securities was nil for the year ended June 30, 2021, same as for the year ended June 30, 2020. Net income from continuing operation was $(41.1) million for the year ended June 30, 2021, representing an decreased of $135 million, or 76.67%, from net profit from continuing operation $(176.1) million for the year ended June 30, 2020.

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our legal counsel was unable to determine the cause of the freeze as the authorities did not provide us with this information, and our legal counsel advised us that we no longer have control of the assets or operations of both Jinchen Argiculture and Dongsheng Guarantee. Consequently, the Company’s Board of Directors voted to dispose of Jinchen Agriculture and Dongsheng Guarantee. On January 6 2021, the company entered into an agreement to transfer the equity of Jinchen Agriculture and Dongsheng Guarantee to a third party. The transfer price was zero. In addition, the creditor’s rights and debts among the group, Jinchen Agriculture and Dongsheng Guarantee shall be mutually exempted. The investment loss was $164.01 million for the year ended June 30, 2020,due to the disposal of Jinchen Agriculture and Dongsheng Guarantee. As of fiscal year end June 30, 2020,The disposal of these assets have had a material and adverse effect on our financial results, but the Company’s other businesses have been unaffected by the disposal and continue to operate normally.

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

Results of Operations

Year Ended June 30, 2020 Compared to Year Ended June 30, 2019

	For the years ended June 30,		Changes
	2020	2019	$	%
Direct financing lease income
Direct financing lease interest income	$4,934,157	7,595,992	$(2,661,835)	$(35.04)%
Interest expense for direct financing lease	(11,967)	(411,066)	399,099	97.09%
Business collaboration fee and commission expenses for leasing projects	(37,572)	(68,342)	30,770	45.02%
Provision for lease payment receivable	(19,379,086)	(81,585,960)	62,206,874	76.25%
Net direct financing lease interest income after provision for receivables	(14,494,468)	(74,469,376)	59,974,908	80.54%

Financial advisory and lease agency income	—	—	—
Net revenue	(14,494,468)	(74,469,376)	59,974,908	80.54%

Non-interest (loss) income
Interest on investment securities-held to maturity	—	105,878	(105,878)	(100.00)%
Investment loss	(164,098,554)	—	(164,098,554)	100.00%
Total non-interest (loss)income	(164,098,554)	105,878	(164,204,432)	155088.34%

Non-interest expense
Business taxes and surcharge	(7,652)	(15,827)	8,175	51.65%
Salaries and employees charges	(923,325)	(542,628)	(380,697)	(70.16)%
Rental expenses	(95,545)	(102,859)	7,314	7.11%
Other operating expenses	(481,311)	(2,062,802)	1,581,491	76.67%
Total non-interest expense	(1,507,833)	(2,724,116)	1,216,283	44.65%

Income before taxes	(180,100,855)	(77,087,614)	(103,013,241)	(133.63)%

Income tax credit	3,999,361	18,900,720	(14,901,359)	(78.84)%
NET LOSSES	(176,101,494)	(58,186,894)	(117,914,600)	(202.65)%

Income from discontinued operation	—	8,377,166	(8,377,166)	(100.00)%
Total Net Losses	$(176,101,494)	$(49,809,728)	$(126,291,766)	(253.55)%

Net Revenue

Our net revenue consists of commissions and fees on our direct financing lease interest income and financial advisory and lease agency income. Net revenue increased by $60.0 million, or 80.5% to $(14.5) million for the year ended June 30, 2020, compared to $(74.5) million for the year ended June 30, 2019. The increase is mainly due to lesser provision for lease payment receivable.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income decreased by $2.7 million, or 35.0%, to $4.9 million for the year ended June 30, 2020, compared to $7.6 million for the year ended June 30, 2019. The decrease was primarily attributable to the adverse impact of the COVID-19outbreak affecting the lessee’s ability to repay the rental expenses.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases decreased by $0.40million, or 97.1%, to $0.01 million for the year ended June 30, 2020, compared to $0.41 million for the year ended June 30, 2019. The decrease was primarily attributable to the decrease in the average balance of outstanding loans from banks and other financial institutions.

Business collaboration fee and commission expenses for leasing projects

We pay fees and commissions on collaboration for leasing projects for services rendered during the transaction process. Such fee and commissions decreased by 45.0% for the year ended June 30, 2020, compared to the year ended June 30, 2019.

Provision for lease payment receivable

We accrue allowances for the impairment on our investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable decreased by $62.2million, to $19.4million, for the year ended June 30, 2020, from $81.6 million for the year ended June 30, 2019. The decrease was primarily attributable to the outbreak of COVID-19, affecting the lessee’s ability to repay the rental expense and the Company had made specific allowance for the lease payment as at June 30 2019 based on the specific risk of collectability of the lessee was identified. Jinshang Leasing made a specific allowance of $101.9million and $85.0 million for the years ended June 30, 2020 and 2019, respectively, for customers individually evaluated for impairment. Jinshang Leasing also made a general allowance of $0.2million and $0.2million for the years ended June 30, 2020and 2019, respectively, for customers collectively evaluated for impairment. On grounds of prudence, if the client default, we will make allowance for all uncollected principal and interests (including the amount due and not due) as provision.

Net direct financing lease interest income after provision for receivables

Net direct financing lease interest income after provision for receivables increased by $60.0 million, or 80.5%, to $(14.5) million for the year ended June 30, 2020, compared to $(74.5) million for the year ended June 30, 2019.

Financial advisory and agency income

Financial advisory and lease agency income was nil for year ended June 30, 2020.

Non-interest (loss) income

Interest on investment securities-held to maturity

Interest on investment securities decreased by $0.1million to nil for the year ended June 30, 2020, compared to $0.1million for the year ended June 30, 2019. The decrease was primarily attributable to the recovery of investment securities in the fiscal year of 2019.

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, depreciation of equipment, lawyer’s fees, professional fees, consultation fees and office supplies. Non-interest expenses decreased by $1.2million, or 44.7%, to $1.5million for the year ended June 30, 2020, compared to $2.7million for the year ended June 30, 2019. The decrease was primarily caused by a decrease in legal and professional fees.

Non-interest expenses - Other operating expenses

	For the years ended June 30,
	2020	2019
Legal and professional fees	$158,594	$483,336
Audit fees	204,266	240,665
Depreciation	12,328	13,820
Settlement fee for class action	—	1,260,000
Others	106,123	64,981
Total	$481,311	$2,062,802

The decrease in other operating expenses was mainly caused by: (i) a decrease in legal and professional fees amounting $0.3million in the years ended June 30, 2020; (ii) the settlement fee confirmed in 2019.

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

Income tax credit decreased by $14.9 million to a tax credit of $4.0million, for the year ended June 30, 2020, compared to a tax credit of $18.9million for the year ended June 30, 2019. The decrease was primarily attributable to the decrease of provision for lease payment receivable. For the years ended June 30, 2020 and 2019, losses before taxes excluding the interest on investment securities and offshore expenses was$(181.40)million and $78.5million, respectively.

Net income from continuing operation

As a result of the above, net loss from continuing operations was $ 176.1 million for the year ended June 30, 2020, compared to net loss from continuing operations of $58.2 million for the year ended June 30, 2019.

Income from discontinued operation

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided us with any information. The legal counsel has advised us that we no longer have control of the assets or operations of Jinchen Agriculture. Therefore, until the freeze is lifted (and we have not been provided any guidance about when the freeze will be lifted), we will not be able to consolidate Jinchen Agriculture into our financial statements, so we are accounting for the frozen assets and liabilities as discontinued operation. For the year ended June 30,2020and 2019, income from discontinued operation was nil and $8.4million. We have plans to dispose Jinchen Agriculture and Dongsheng Guarantee once we are able to do so when the freeze by the Bureau is lifted.

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

	June 30,	June 30,
	2020	2019
Balance sheet items, except for equity accounts	7.0697	6.8680

	For the years ended
	June 30
	2020	2019
Items in the statements of income and comprehensive income, and statements of cash flows	7.0319	6.8221

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

Net cash used in operating activities was approximately $3.1million for the year ended June 30, 2020, while net cash used in operating activities was approximately $37.7million for the year ended June 30, 2019.The net cash used in operating activities for the year ended June 30, 2020 mainly consisted of $7.1million of cash used in minimum lease payment receivable. The net cash used in operating activities for the year ended June 30, 2019 mainly consisted of $41.7million of cash used in minimum lease payment receivable.

Net cash used in investing activities was approximately $800 for the year ended June 30, 2020, while net cash provided by investing activities was approximately $48.4 million for the year ended June 30, 2019.Net cash used in investing activities for the year ended June 30,2020 of $843 of related to purchase of property, plant and equipment.Net cash provided by investing activities for the year ended June 30, 2019 mainly consisted of $46.9 million of proceeds from maturities of investment securities and $4.4 million of withdrawal of pledged bank deposits offset by $2.9 million of deposits paid to banks for financial leasing services.

Net cash used in financing activities was approximately $0.7 million for the year ended June 30, 2020, while net cash used in financing activities was approximately $17.2 million for the year ended June 30, 2019.Net cash used in financing activities for the year ended June 30, 2020 and 2019 consisted of $0.7 million and $17.2 million to repay long term loans respectively.

Commitments and Contractual Obligations

The following table presents our material contractual obligations as of June 30, 2020 and 2019:

	Total as at
	June 30,	Less than	1 – 3	3 – 5	5+
Contractual Obligations	2020	1 year	years	years	years
Bank loans for capital lease business–principal amount	$—	—	—	$—	$—
Other loans for capital lease business– principal amount	—	—	—	—	—
Due to a related party	464,000	464,000	—	—	—
Operating lease obligations	7,103	7,103	—	—	—
	$471,103	471,103	—	$—	$—

	Total as at
	June 30,	Less than	1 – 3	3 – 5	5+
Contractual Obligations	2019	1 year	years	years	years
Bank loans for capital lease business–principal amount	$338,763	338,763	—	$—	$—
Other loans for capital lease business– principal amount	377,393	377,393	—	—	—
Due to a related party	464,000	464,000	—	—	—
Operating lease obligations	194,089	194,089	—	—	—
	$1,374,245	1,374,245	—	$—	$—

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

WINS FINANCE HOLDINGS INC.

Date: October 10, 2023	By:	/s/ Renhui Mu
	Name:	Renhui Mu
	Title:	Chief Executive Officer and Chief Operating Officer
(Principal Executive Officer)

	By:	/s/ Yuchan Cheng
	Name:	Yuchan Cheng
	Title:	Chief Financial Officer
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

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which indicates that the Company incurred a net loss of USD176,101,494 during the year ended June 30, 2020 and as of that date, the Company reported a net cash used in operations of USD3,111,416. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that uncertainty exists that may cast doubt on the Company’s going concern assumption.

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

/s/ Audit Alliance LLP (PCAOB ID:3487)

We have served as the Company’s auditor since 2018.

Singapore

October 10, 2023

WINS FINANCE HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(In US dollars, except share data)

	June 30, 2020	June 30, 2019
ASSETS
Cash	$38,820	$70,312
Net investment in direct financing leases (Note 5)	16,958,300	30,011,279
Operating lease, right-of-use asset (Note 6)	63,356	163,041
Property and equipment, net (Note 7)	26,592	48,131
Deferred tax assets, net (Note 16)	24,474,583	20,836,408
Other assets (Note 8)	2,054,907	2,106,321
Non-marketable investment (Note 3<k>)	2,828,963	2,912,040
Assets of disposal group classified as held for sale	—	171,954,262
TOTAL ASSETS	$46,445,521	$228,101,794

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Bank loans for capital lease business (Note 9)	—	338,763
Other loans for capital lease business (Note 9)	—	377,393
Interest payable	8,320	21,494
Income tax payable (Note 16)	1,423,022	1,202,674
Deposits from direct financing leases	5,294,690	5,406,497
Operating lease liability-current	47,904	57,990
Other liabilities (Note 10)	3,157,021	2,552,085
Due to related party (Note 17)	464,000	464,000
Operating lease liability-non-current (Note 6)	7,103	194,089
Liabilities of disposal group classified as held for sale (Note 19)	—	3,036,447
Total Liabilities	$10,402,060	$13,651,432

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2020 and 2019)(Note 12)	$1,984	1,984
Additional paid-in capital	211,934,432	211,934,432
Statutory reserve (Note 13)	4,687,085	4,687,085
Retained earnings	(154,541,342)	21,560,152
Accumulated other comprehensive losses	(26,038,698)	(23,733,291)
Total Stockholders’ Equity	36,043,461	214,450,362
TOTAL LIABILITIES AND EQUITY	$46,445,521	$228,101,794

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(In US dollars, except share data)

	For the years ended June 30,
	2020	2019
Direct financing lease income
Direct financing lease interest income	$4,934,157	$7,595,992
Interest expense for direct financing lease	(11,967)	(411,066)
Business collaboration fee and commission expenses for leasing projects	(37,572)	(68,342)
Provision for lease payment receivable	(19,379,086)	(81,585,960)
Net direct financing lease interest income after provision for receivables	$(14,494,468)	$(74,469,376)

Net revenue	$(14,494,468)	$(74,469,376)

Non-interest (loss) income
Interest on investment securities-held to maturity	—	105,878
Investment loss	(164,098,554)	—
Total non-interest(loss) income	$(164,098,554)	$105,878

Non-interest expense
Business taxes and surcharges	(7,652)	(15,827)
Salaries and employee charges	(923,325)	(542,628)
Rental expenses (Note 6)	(95,545)	(102,859)
Other operating expenses	(481,311)	(2,062,802)
Total non-interest expense	$(1,507,833)	$(2,724,116)

Income before taxes	(180,100,855)	(77,087,614)

Income taxes credit (Note 16)	3,999,361	18,900,720

NET LOSSES	$(176,101,494)	$(58,186,894)

Income from discontinued operation	$—	8,377,166

Total Net Losses	(176,101,494)	(49,809,728)

Other comprehensive loss
Foreign currency translation adjustment	(2,305,407)	(9,623,857)
COMPREHENSIVE LOSS	$(178,406,901)	$(59,433,585)

Weighted-average ordinary shares outstanding (Note 15)
Basic	19,837,642	19,837,642
Diluted	19,837,642	19,837,642

Earnings per share(Note 15)
Basic	$(8.88)	$(2.51)
Diluted	$(8.88)	$(2.51)
From continuing operation	$(8.88)	$(2.93)
From discontinued operation	$—	$0.42

See notes to the consolidated financial statements

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In US dollars, except share data)

				Accumulated
				Other			Total
	Common Stock		Additional	Comprehensive	Statutory	Retained	Stockholders’
	Shares	Amount	Paid-in Capital	(Loss) Income	Reserve	Earnings	Equity
Balance as of June 30, 2018	19,837,642	$1,984	$211,934,432	$(14,109,434)	$4,687,085	$71,369,880	$273,883,947
Net losses	—	—	—	—	—	(49,809,728)	(49,809,728)
Foreign currency translation adjustment	—	—	—	(9,623,857)	—	—	(9,623,857)
Balance as of June 30, 2019	19,837,642	$1,984	$211,934,432	$(23,733,291)	$4,687,085	$21,560,152	$214,450,362
Net losses	—	—	—	—	—	(176,101,494)	(176,101,494)
Foreign currency translation adjustment	—	—	—	(2,305,407)	—	—	(2,305,407)
Balance as of June 30, 2020	19,837,642	$1,984	$211,934,432	$(26,038,698)	4,687,085	(154,541,342)	36,043,461

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Continuing Operation
Net losses	$(176,101,494)	(58,186,894)
Depreciation	21,118	41,000
Investment loss for disposal of subsidiaries	164,098,554	—
Provision for lease payment receivables	19,379,086	81,585,960
Deferred tax (benefit)	(4,255,391)	(20,055,500)
Changes in assets and liabilities:
Net investment in direct financing leases	(7,116,662)	(41,724,936)
Interest receivable	—	4,293,657
Other assets	180,508	473,025
Lease receivable in lease agency transaction	(92,689)	(1,930,374)
Interest payable	(12,629)	(130,205)
Income tax payable	256,030	1,127,838
Deposits from direct financing leases	42,663	(4,397,481)
Other liabilities	489,490	1,190,464
Net Cash Provided by (Used in) Operating Activities from Discontinued Operation	—	(229,263)
Net Cash Provided by (Used in) Operating Activities	(3,111,416)	(37,942,709)

CASH FLOWS FROM INVESTING ACTIVITIES
Continuing Operation
Proceeds from maturities of investments securities	—	46,906,465
Deposits paid to banks for financial leasing services	—	(2,916,996)
Withdrawal of pledged bank deposits	—	4,397,481
Purchase of property, plant and equipment	(843)	—
Net Cash Provided by (Used in) Investing Activities from Discontinued Operation	—	(3,266,588)
Net Cash Provided by (Used in) Investing Activities	(843)	45,120,362

CASH FLOWS FROM FINANCING ACTIVITIES
Continuing Operation
Repayment of loans	(699,469)	(17,200,372)
Net Cash (Used in) Provided by Financing Activities	(699,469)	(17,200,372)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM CONTINUING OPERATION	3,780,236	(6,536,360)
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM DISCONTINUED OPERATION	(221,827)	5,907,827

NET (DECREASE) IN CASH FROM CONTINUING OPERATION	(31,492)	(13,063,228)
NET (DECREASE) AND INCREASE IN CASH FROM DISCONTINUED OPERATION	(221,827)	2,411,976

Cash and cash equivalents at beginning of year	70,312	13,133,540
Cash and cash equivalents at beginning of year-disposal groups	7,775,528	5,363,552
Cash and cash equivalents at end of year	$38,820	70,312
Cash and cash equivalents at end of year-disposal groups	7,553,701	7,775,528

SUPPLEMENTAL CASH FLOW INFORMATION:
Continuing Operation
Cash paid for income taxes	$—	26,942
Cash paid for interest expense	$11,966	443,186
Discontinued Operation
Cash paid for income taxes	—	256,613
Cash paid for interest expense	—	—

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

As at June 30, 2020 and the date of approval of the consolidated financial statements, the Company had the following wholly-owned subsidiaries:

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

GOING CONCERN AND MANAGEMENT’S PLANS

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. The Company has incurred losses for the year ended June 30, 2020 of approximately USD 12 million from continuing operation and net cash used in operating activities in 2020 of approximately USD 3.11 million from continuing operations. The Company has funded these losses primarily through cash generated from operations over the years. The Company expects revenue in the year ended June 30 2021 to decrease 25% as compared with the year ended June 30 2020 due to the adverse impact of the COVID-19 outbreak on the Company’s financial leasing business. Despite COVID-19 was contained in China in the second half of 2020, the lessee’s ability to repay the rental expense was still affected and the Company had made specific allowance for the lease payment with amount to USD 101,862,247 as of June 30, 2020 based on the specific risk of collectability of the lessee was identified.

As of June 30, 2020, the Company’s cash balances totaled USD 38,000. The Company has taken an intensive review of operations and expenditures, including selling, distribution and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from June 30, 2020. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

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

The Company expects revenue in the year ended June 30, 2021 to decrease 25% as compared with the year ended June 30,2020due to the adverse impact of the COVID-19outbreak on the Company’s financial leasing business. Besides, because of the COVID-19 outbreak, the lessee’s ability to repay the rental expense was affected and the Company had made specific allowance for the lease payment amounting to USD 101,862,247 as of June 30, 2020 based on the specific risk of collectability of the lessee.

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

Interest income from these investments was $ Nil and $105,878 for the years ended June 30, 2020 and 2019, respectively. Earned but uncollected interest was nil both of as of June 30, 2020 and 2019.

NOTE 5 -             NET INVESTMENT IN DIRECT FINANCING LEASES

Jinshang Leasing’s leasing operations consist principally of leasing high value equipment under direct financing leases expiring in 1-5 years as of the balance sheets dates. The leases bear effective interest rate of 4.3% - 13.3% per annum.

The following is a summary of the components of the Jinshang Leasing’s net investment in direct financing leases at June 30, 2020 and 2019:

	June 30, 2020	June 30, 2019
Total minimum lease payments to be received	$122,561,475	$121,043,154
Less: Amounts representing estimated executory costs	—	—
Minimum lease payments receivable	122,561,475	121,043,154
Less: unearned income, representing interest	(3,533,936)	(5,806,618)
Present value of minimum lease receivable	119,027,539	115,236,536
Less: Allowance for uncollectible receivables	(102,069,239)	(85,225,257)
Net investment in direct financing leases	$16,958,300	$30,011,279

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

Future minimum lease receipts under non-cancellable direct financing lease arrangements are as follows:

	June 30, 2020	June 30, 2019
Within 1 year	$113,637,581	$98,532,910
2 years	7,340,325	14,124,241
3 years	1,583,569	7,022,776
4 years	—	1,363,227
Total minimum finance lease receivables	$122,561,475	$121,043,154

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

	June 30, 2020		June 30, 2019
Overdue and credit-impaired	$		$
– Overdue within 90 days (inclusive)		—		632,212
– Overdue above 90 days		9,195,673		3,156,238
Not yet overdue but credit impaired		92,666,574		81,234,615

Overdue but not credit-impaired
– Overdue within 30 days (inclusive)		—		—
– Overdue 31 to 90 days (inclusive)		—		—
– Overdue above 90 days		—		—
Neither overdue nor impaired		17,165,292		30,213,471

Less: Allowances for impairment losses		(102,069,239)		(85,225,257)
Net investment in direct financing leases, end of year		$16,958,300		$30,011,279

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

Operating lease expense for the years ended June 30, 2020 and 2019 was $95,545 and $102,859, respectively The remaining lease term is eight months as to the year ended June 30, 2020. Discount rate was 5.46%.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

NOTE 7 -             PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2020 and 2019 consisted of the following:

	Useful life	Salvage
	(years)	value	June 30, 2020	June 30, 2019
Leasehold improvement	20	3%
Vehicles	5	3%	463,425	477,034
Office equipment	5	3%	190,763	196,365
Electric equipment	5	3%	23,841	23,678
Less: accumulated depreciation			(651,437)	(648,946)
Property and equipment, net			$26,592	$48,131

Depreciation expense totaled $2,491 and $17,846 for the years ended June 30, 2020 and 2019, respectively.

NOTE 8 -             OTHER ASSETS

Other assets as of June 30, 2020 and 2019 consisted of:

	June 30, 2020	June 30, 2019
Deposit for direct financing lease	$—	$182,782
Advance payment to third party companies	1,839	872
Other receivables	2,053,068	1,922,667
	$2,054,907	$2,106,321

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

Other loans

Other loans of $ Nil and $ 377,393 as of June 30, 2020 and 2019 represented RMB denominated loans Jinshang Leasing obtained in July 2016 and April 2017 for its various direct financing lease projects from Great Wall Guoxing Financial Leasing Co., Ltd. The loans bear interest at the fixed rate of 6% per annum and the term of the loans is thirty months and matures in 2019, and pledged against the Company’s receivables from its certain direct financing leases, with a gross carrying amount of$1,433,609 (RMB9,846,081)as of June 30, 2019,Jinshang Leasing paid deposits totaled $ 182,782(RMB1,255,355) (Note 9) to Great Wall Guoxing Financial Leasing Co., Ltd as of June 30, 2019, respectively, which are non-interest bearing and repayable upon maturity of the other loans.

Interest expense incurred on the other loans for the years ended June 30, 2020and 2019 were $1,597 and $118,821, respectively.

As of June 30, 2020, the borrowings was Nil.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

As of June 30, 2019, the borrowings will be due according to the following schedule:

	Bank loans	Other loans
	(principal amounts)	(principal amounts)
Within 1 year	$338,763	$377,393
Between 1 to 2 years
Between 2 to 3 years	—	—
Between 3 to 4 years	—	—
Between 4 to 5 years	—	—
Beyond 5 years	—	—
	$338,763	$377,393

NOTE 10 -           OTHER LIABILITIES

Other liabilities as of June 30, 2020 and 2019 consisted of:

	June 30, 2020	June 30, 2019
Other tax payable	$1,428,070	$1,223,716
Accrued payroll	54,010	41,215
Other payables	1,674,941	1,287,154
	$3,157,021	$2,552,085

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2020

The following table summarizes stock award activity and related information for all of Wins Finance’s Equity Plans for the years ended June 30, 2020 and 2019:

Weighted Average
		Weighted	Remaining
	Number of	Average	Contractual
	Shares	Exercise Price	Term In Years
$
Outstanding, July 1, 2016	1,270,000	12	2.42
Granted	—	12	3.00
Exercised	—	—	—
Forfeited	(1,190,000)	12	—
Canceled	(80,000)	12	—
Outstanding, June 30, 2017, 2018 and 2019	—	—	—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Canceled	—	—	—
Outstanding, June 30, 2020	—	—	—

Exercisable, June 30, 2019 and 2020	—	—	—
Vested and expected to vest, June 30, 2019 and 2020	—	—	—

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

In connection with the grant of stock options to employees, the Company recorded share-based compensation charges of nil and nil, respectively, for the years ended June 30, 2020 and 2019, respectively. The negative amount in 2017 resulted from the reversal of share-based compensation expense for the Company’s options that were cancelled due to the termination of the holder’s employment prior to vesting.

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

On June 28, 2016, the Company repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180, and 1,480,000 shares from Bluesky LLC for $17,464,000. Of the amounts payable to Bluesky, $17 million was paid. Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President. Balance of $464,000 remained unpaid as of June 30, 2020 and June 30, 2019.

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

NOTE 15 -           EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2020 and 2019, respectively:

	June 30, 2020	June 30, 2019
Net income/(loss) attributable to the common shareholders	$(176,101,494)	$(49,809,728)

Basic weighted-average common shares outstanding	19,837,642	19,837,642
Effect of dilutive securities	—	—
Diluted weighted-average common shares outstanding	19,837,642	19,837,642
Earnings (loss) per share – Basic	$(8.88)	$(2.51)
Earnings (loss) per share – Diluted	$(8.88)	$(2.51)
Earnings (loss) per share – From continuing operations	$(8.88)	$(2.93)
Earnings (loss) per share – From discontinued operations	$—	$0.42

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

No Hong Kong Profits Tax has been made for the years ended June 30, 2020 and 2019 as Full Shine had no assessable profits arising in Hong Kong.

The provision for PRC Enterprise Income Tax (“EIT) is calculated at 25% of the estimated assessable profits of the subsidiaries established in the PRC during the years ended June 30, 2020 and 2019.

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

	June 30, 2020	June 30, 2019
Deferred tax assets
Provision for direct financing lease	$25,517,310	$21,306,314
Direct financing lease income	(1,042,727)	(469,906)
Specific allowance on guarantee		—
Total deferred tax assets	24,474,583	20,836,408
Less: Valuation allowance		—
Less: Net off with deferred tax liabilities for financial reporting purposes		—
Nettotal deferred tax assets	$24,474,583	$20,836,408

Deferred tax liabilities
Guarantee paid on behalf of guarantee service customers loss	$—	$—
Commissions and fees on financial guarantee services	—	—
Direct financing lease income	—	—
Total deferred tax liabilities
Less: Net off with deferred tax assets for financial reporting purposes	—	—
Net total deferred tax liabilities	$—	$—

For the purpose of presentation in the consolidated balance sheets, certain deferred tax assets and liabilities have been offset.

As of June 30, 2020 and 2019, the Company had net deferred tax assets of $24,299,486 and $20,836,408, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management considered all available evidence, both positive and negative, in determining the realizability of deferred tax assets at June 30, 2020 and 2019. Management considered carry back availability, the scheduled reversals of deferred tax liabilities, projected future taxable income during the reversal periods, and tax planning strategies in making this assessment. Management also considered recent history of taxable income, trends in the Company’s earnings and tax rate, positive financial ratios, and the impact of the downturn in the current economic environment (including the impact of credit on allowance and provision for guarantee and direct financing lease losses; and the impact on funding levels) on the Company. Based upon its assessment, management believes that a valuation allowance was not necessary as of June 30, 2020 and 2019.

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

The management of the Company has concluded that the Company has no option but to de-consolidate Jinchen Agriculture and Dongsheng Guarantee from its financial reporting as at June 30, 2020 and 2019.

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

As shareholders will be aware, the Company has been unable to complete its financial reporting on a Group basis (including the PRC subsidiaries information). The Board did not, until now, believe that de-consolidation was warranted as they were waiting for further information and confirmations on the subsidiaries Jinchen Agriculture and Dongsheng Guarantee. This has led the Company to seek several extensions for submission of the reports and left the Company facing potential de-listing by Nasdaq. The Board now believes that the decision to de-consolidate as at June 30, 2020 and 2019 is justified.

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

Details of the disposal are as follows:

Carrying amounts of assets of which control was lost:

	June 30, 2020	June 30, 2019
ASSETS
Cash	$3,755,831	$7,775,528
Restricted cash	15,568,983	16,026,192
Commission receivable	1,211,140	1,246,707
Compensation receivable	100,622	103,577
Advance payment	17,217	17,724
Interest receivable	15,940,393	16,408,380
Other receivable	198	—
Available-for-sale financial assets	126,596,083	130,313,790
Property and equipment, net	60,585	62,364
TOTAL ASSETS	$163,251,052	$171,954,262

LIABILITIES
Allowance on guarantee	$348,854	$359,098
Unearned Income-Guarantee commission	77,902	80,190
Income tax payable	2,243,618	2,309,505
Other liabilities	75,381	77,580
Deferred tax liabilities	204,081	210,074
TOTAL LIABILITIES	$2,949,836	$3,036,447
Net assets de-recognised	$160,301,216	$168,917,815

On January 6 2021, the company entered into an agreement to transferred Jinchen Agriculture and Dongsheng Guarantee’ equity to a third party. The transfer price was zero. In addition, the creditor’s rights and debts among the group, Jinchen Agriculture and Dongsheng Guarantee shall be mutually exempted. The investment loss was $164.10 million due to the disposal of Jinchen Agriculture and Dongsheng Guarantee.

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

The Company’s other business are unaffected by the freeze and continue to operate normally

Legal issues

On July 24, 2020, Samuel Kamau filed a shareholder class action complaint in the District Court for the Central District of California seeking unspecified monetary damages for alleged violations of the United States Securities Exchange Act of 1934 during the period from October 31, 2018 to July 6, 2020 against Wins Finance Holdings Inc., Renhui Mu, and Junfeng Zhao (entitled Kamau v. Wins Finance Holdings, Inc., et al.; C.D. Cal. Case No. 2:20-cv-06656). Plaintiffs initial complaint alleges, among other things, that Defendants purportedly violated the securities laws by failing to disclose that the repayment of a RMB 580 million “loan” to Guohong Asset Management Co., Ltd. was “highly uncertain,” and that the resignation of the Company’s former independent auditor was foreseeably likely given the non-payment of the foregoing loan as well as alleged material weaknesses in the Company’s control over financial reporting. As of this date and to the best of our knowledge, neither the Company nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, the deadline for the submission of motions for appointment as lead plaintiff(s) and lead counsel are due on or before September 24, 2020, following the resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims. For this reason, we cannot provide a meaningful evaluation at this time of the likelihood of an unfavorable outcome. Similarly, because the action seeks unspecified damages, and because the shareholder class has not yet been certified by the Court, we cannot provide a meaningful evaluation of the amount or range of potential loss. Finally, given the preliminary status of this newly-filed action, we have not yet received instructions from the Company as to whether it will defend or seek to settle this matter.

Influence of COVID-19

The Company expects revenue in the year ended June 30,2021 to decrease 25% as compared with the year ended June 30,2020 due to the adverse impact of the COVID-19 outbreak on the Company’s financial leasing business. Despite COVID-19 was contained in China in the second half of 2020, the lessee’s ability to repay the rental expense was still affected and the Company had made specific allowance for lease payments amounting to USD 101,862,247 as at June 30 2020 based on the specific risk of collectability of the lessees identified.