Form 20-F/A
period 2021-06-30
Wins Finance Holdings Inc.
filed 2023-10-10
CIK 1640251

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
☐ Emerging Growth Company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.            ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.           ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.           ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentivebased compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).           ☐

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

Explanatory Note

Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended June 30, 2020 (the “Form 20-F”) of Wins Finance Holdings Inc. is being filed to amend and restate Items 3A, 5 and 18. We restated our financial statements for 2020, 2021 to reflect the investment losses from the disposal of Jinchen Agriculture and Dongsheng Guarantee. These mainly resulted from adjustments for the fiscal years ended June 30, 2021 and June 30, 2020. The financial statements for the fiscal year ended June 30, 2021 were revised to reflect these restatements. Other than the changes described above, no changes have been made to the Form 20-F.

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

Statements of Income and Comprehensive Income

(US$ except share data)	2021	2020	2019	2018	2017

Guarantee service income
Commissions and fees on financial guarantee services		—	—	—	2,839,194
(Provision) reversal of provision for financial guarantee services	—	—	—	—	3,208,827
Commission and fees on guarantee services, net		—	—	—	6,048,021

Direct financing lease income
Direct financing lease interest income	174,306	4,934,157	7,595,992	5,697,957	6,047,172
Interest expense for direct financing lease	(11,181)	(11,967)	(411,066)	(1,546,304)	(2,094,587)
Business collaboration fee and commission expenses for leasing projects	—	(37,572)	(68,342)	(99,320)	(603,873)
Provision for lease payment receivable	(9,495,002)	(19,379,086)	(81,585,960)	(3,514,961)	(27,332)
Net direct financing lease income after provision for receivables	(9,331,877)	(14,494,468)	(74,469,376)	537,372	3,321,380

Financial advisory and agency income	—	—	—	1,695,303	357,284
Net revenue		(14,494,468)	(74,469,376)	2,232,675	9,726,685

Non-interest income
Interest on investment securities	—	—	105,878	3,942,719	13,752,538
Investment loss	—	(164,098,554)	—	—	—
Total non-interest(loss) income	—	(164,098,554)	105,878	3,942,719	13,752,538

Non-interest expense
Business taxes and surcharge	(476)	(7,652)	(15,827)	(9,911)	(4,406)
Salaries and employee charges	(920,194)	(923,325)	(542,628)	(540,312)	(879,595)
Rental expenses	(97,693)	(95,545)	(102,859)	(175,549)	(247,684)
Other operating expenses	(6,136,647)	(481,311)	(2,062,802)	(4,554,030)	(46,258)
Total non-interest expense	(7,155,010)	(1,507,833)	(2,724,116)	(5,279,802)	(1,177,943)

loss before taxes	(16,486,887)	(180,100,855)	(77,087,614)	895,592	22,301,280

Income tax(expense) credit	(24,590,417)	3,999,361	18,900,720	322,038	(1,951,489)
Net loss	(41,077,304)	(176,101,494)	(58,186,894)	1,217,630	20,349,791

loss from discontinued operation	—	—	8,377,166	8,881,255	—
Total Net Losses	(41,077,304)	(176,101,494)	(49,809,728)	10,098,885	—

Other comprehensive loss
Foreign currency translation adjustment	2,381,422	(2,305,407)	(9,623,857)	5,977,187	(5,130,963)
ComprehensiveLoss	(38,695,882)	(178,406,901)	(59,433,585)	16,076,072	15,218,828

Weighted-average common shares outstanding
Basic (1)	19,837,642	19,837,642	19,837,642	19,837,642	19,926,510
Diluted (1)	19,837,642	19,837,642	19,837,642	19,837,642	20,082,089

Earnings (loss) per share
Basic (1)	(2.07)	(8.88)	(2.51)	0.51	1.02
Diluted (1)	(2.07)	(8.88)	(2.51)	0.51	1.01
From continuing operation	(2.07)	(8.88)	(2.93)	0.06	1.01
From discontinued operation (2)	—	—	0.42	0.45	—

(1)	These data have been retrospectively adjusted giving effect to the reverse merger between WFG and Sino, completed on October 26, 2015. More information about the reverse merger is contained in our Consolidated Financial Statements.
(2)	On June 9, 2020, the Changzhi Public Security Bureau enforced a judgement against Jinchen Agriculture and its subsidiary, Dongsheng Guarantee. As a result, the Company lost control over these subsidiaries. Due to the loss of control, the Company reported the results of these subsidiaries as disposal group classified as held for sale.
(3)	On January 6, 2021, the company transferred the discountinued operation assets of Jinchen Agriculture and Dongsheng Guarantee’ equity to a third party.

	2021	2020	2019	2018	2017

Balance Sheet Data
Cash and cash equivalents	$6,621	$38,820	$703,120	$13,133,540	$17,002,282
Total assets	3,631,904	46,445,521	228,101,794	309,903,262	312,764,090
Total liabilities	6,284,325	10,402,060	13,651,432	36,019,315	54,956,215
Total equity	(2,652,421)	36,043,461	214,450,362	273,883,947	257,807,875

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

Credit risks, including impairment losses on the investment in financial leases, are inherent in our business. Our risk control system, based upon our “Trusted Business Circle” of core enterprises, has proved practical and efficient given the limitations in the current credit system in China. During these periods there were several financial leasing contracts outstanding. The impaired losses of our lease receivables were $9.5 million and $19.4 million for the years ended June 30, 2021 and 2020, respectively.

Our net revenue (excluding financial guarantee business), which consists primarily of direct financing lease interest income, was $(9.3) million for the year ended June 30, 2021, representing an increase of $5.2 million or 35.6%, from $(14.5) million for the year ended June 30, 2020. We note that the impairment allowance for the investment in financial leases that have affected our operating results are non-cash items and represent Management’s assessment of the default risk of its finance leasing customers. Interest on investment securities was nil for the year ended June 30, 2021, same as for the year ended June 30, 2020. Net income from continuing operation was $(41.1) million for the year ended June 30, 2021, representing an decreased of $135 million, or 76.67%, from net profit from continuing operation $(176.1) million for the year ended June 30, 2020.

On June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. Our legal counsel was unable to determine the cause of the freeze as the authorities did not provide us with this information, and our legal counsel advised us that we no longer have control of the assets or operations of both Jinchen Argiculture and Dongsheng Guarantee. Consequently, the Company’s Board of Directors voted to dispose of Jinchen Agriculture and Dongsheng Guarantee. On January 6 2021, the company entered into an agreement to transfer the equity of Jinchen Agriculture and Dongsheng Guarantee to a third party. The transfer price was zero. In addition, the creditor’s rights and debts among the group, Jinchen Agriculture and Dongsheng Guarantee shall be mutually exempted. The investment loss was $164.01 million for the year ended June 30, 2020,due to the disposal of Jinchen Agriculture and Dongsheng Guarantee. As of fiscal year end June 30, 2020, The disposal of these assets have had a material and adverse effect on our financial results, but the Company’s other businesses have been unaffected by the disposal and continue to operate normally.

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

Results of Operations

Year Ended June 30, 2021 Compared to Year Ended June 30, 2020

	For the years ended June 30,		Changes
	2021	2020	$	%
Direct financing lease income
Direct financing lease interest income	$174,306	4,934,157	$(4,759,851)	$(96.47)%
Interest expense for direct financing lease	(11,181)	(11,967)	786	6.57%
Business collaboration fee and commission expenses for leasing projects	—	(37,572)	37,572	100%
Provision for lease payment receivable	(9,495,002)	(19,379,086)	9,884,084	51.00%
Net direct financing lease interest income after provision for receivables	(9,331,877)	(14,494,468)	5,162,591	35.62%

Financial advisory and lease agency income	—	—	—	—
Net revenue	(9,331,877)	(14,494,468)	5,162,591	35.62%

Non-interest income
Investment loss	—	(164,098,554)	(164,098,554)	100%
Total non-interest (loss)income	—	(164,098,554)	(164,098,554)	100%

Non-interest expense
Business taxes and surcharge	(476)	(7,652)	7,176	(93.78)%
Salaries and employees charges	(920,194)	(923,325)	(3,131)	(0.34)%
Rental expenses	(97,693)	(95,545)	2,148	2.25%
Other operating expenses	(6,136,647)	(481,311)	5,655,336	1,174.99%
Total non-interest expense	(7,155,010)	(1,507,833)	5,647,177	374.52%

loss before taxes	(16,486,887)	(180,100,855)	163,613,968	(90.85)%

Income tax(expense) credit	(24,590,417)	3,999,361	(28,589,778)	(714.86)%
NET LOSSES	(41,077,304)	(176,101,494)	135,024,190	(76.67)%
Income from discontinued operation	—	—	—	—
Total Net Losses	$(41,077,304)	$(176,101,494)	$135,024,190	(76.67)%

Net Revenue

Our net revenue consists of commissions and fees on our direct financing lease interest income and financial advisory and lease agency income. Net revenue increased by $5.2 million, or 35.6 % to $(9.3) million for the year ended June 30, 2021, compared to $(14.5) million for the year ended June 30, 2020. The increase is mainly due to a lower provision for lease payment receivables.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income decreased by $4.7 million, or 96.5%, to $0.2 million for the year ended June 30, 2021, compared to $4.9 million for the year ended June 30, 2020. The decrease was primarily attributable to the adverse impact of the COVID-19 outbreak affecting the lessee’s ability to repay the rental expenses.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases decreased by $786, or 6.6%, to $11.18 thousand for the year ended June 30, 2021, compared to $12 thousand million for the year ended June 30, 2020. The decrease was primarily attributable to the decrease in the average balance of outstanding loans from banks and other financial institutions.

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

Income tax credit decreased by $28.6 million to a tax credit of $(24.6) million for the year ended June 30, 2021, compared to a tax credit of $4.0 million for the year ended June 30, 2020. The decrease was primarily attributable to the decrease of provision for lease payment receivable. For the years ended June 30, 2021 and 2020, losses before taxes excluding the interest on investment securities and offshore expenses was $(15.57) million and $17.3 million, respectively.

Net loss from continuing operation

As a result of the above, net loss from continuing operations was $41.08 million for the year ended June 30, 2021, compared to net loss from continuing operations of $176.1 million for the year ended June 30, 2020.

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

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed on _October 29, 2021)
12.1	Certification of Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Letter from Centurion ZD CPA & Co., dated July 6, 2020 (incorporated by reference to Exhibit 99.1 to the CurrentReport on Form 20-F filed on July 6, 2020)
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

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

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, During the financial year ended 30 June 2021, the Company incurred a net loss of approximately USD 41 million and as at 30 June 2021, its negative net stockholders’ equity of approximately US$2.6 million and its negative operating activities cash flows of US$13,007. These events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

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

October 10, 2023

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

Singapore

October 10, 2023

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US dollars, except share data)

	June 30, 2021	June 30, 2020
ASSETS
Cash	$6,621	$38,820
Restricted cash	22,009	—
Net investment in direct financing leases (Note 4)	2,778,471	16,958,300
Operating lease, right-of-use asset (Note 5)	50,935	63,356
Property and equipment, net (Note 6)	2,883	26,592
Deferred tax assets, net (Note 14)	—	24,474,583
Other assets (Note 7)	770,985	2,054,907
Non-marketable investment (Note 2<k>)	—	2,828,963
TOTAL ASSETS	$3,631,904	$46,445,521

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Interest payable	—	8,320
Income tax payable (Note 14)	—	1,423,022
Deposits from direct financing leases	2,050,035	5,294,690
Operating lease liability-current(Note 5)	55,022	47,904
Other liabilities (Note 8)	3,715,268	3,157,021
Due to related party (Note 15)	464,000	464,000
Operating lease liability-non-current (Note 5)	—	7,103
Total Liabilities	$6,284,325	$10,402,060

Stockholders’ Equity
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2021 and 2020)(Note 10)	$1,984	1,984
Additional paid-in capital	211,934,432	211,934,432
Statutory reserve (Note 11)	4,687,085	4,687,085
(Accumulated losses)/retained earnings	(195,618,646)	(154,541,342)
Accumulated other comprehensive losses	(23,657,276)	(26,038,698)
Total Stockholders’ Equity	(2,652,421)	36,043,461
TOTAL LIABILITIES AND EQUITY	$3,631,904	$46,445,521

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In US dollars, except share data)

	For the years ended June 30,
	2021	2020	2019

Direct financing lease income
Direct financing lease interest income	174,306	4,934,157	7,595,992
Interest expense for direct financing lease	(11,181)	(11,967)	(411,066)
Business collaboration fee and commission expenses for leasing projects	—	(37,572)	(68,342)
Provision for lease payment receivable	(9,495,002)	(19,379,086)	(81,585,960)
Net direct financing lease interest income after provision for receivables	(9,331,877)	(14,494,468)	(74,469,376)

Net revenue	(9,331,877)	(14,494,468)	(74,469,376)

Non-interest income
Interest on investment securities	—	—	105,878
Investment loss	—	(164,098,554)	—
Total non-interest(loss) income	—	(164,098,554)	105,878

Non-interest expense
Business taxes and surcharge	(476)	(7,652)	(15,827)
Salaries and employee charges	(920,194)	(923,325)	(542,628)
Rental expenses	(97,693)	(95,545)	(102,859)
Other operating expenses	(6,136,647)	(481,311)	(2,062,802)
Total non-interest expense	(7,155,010)	(1,507,833)	(2,724,116)

Loss before taxes	(16,486,887)	(180,100,855)	(77,087,614)

Income tax (expense)credit	(24,590,417)	3,999,361	18,900,720

NET LOSS	(41,077,304)	(176,101,494)	(58,186,894)

Loss from discontinued operation	—	—	8,377,166

Total Net Losses	(41,077,304)	(176,101,494)	(49,809,728)

Other comprehensive loss
Foreign currency translation adjustment	2,381,422	(2,305,407)	(9,623,857)
COMPREHENSIVE LOSS	$(38,695,882)	$(178,406,901)	$(59,433,585)

Weighted-average ordinary shares outstanding
Basic	19,837,642	19,837,642	19,837,642
Diluted	19,837,642	19,837,642	19,837,642

Earnings (loss) per share
Basic	$(2.07)	$(8.88)	$(2.51)
Diluted	$(2.07)	$(8.88)	$(2.51)
From continuing operation	$(2.07)	$(8.88)	$(2.93)
From discontinued operation	$—	$—	$0.42

See notes to the consolidated financial statements

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(In US dollars, except share data)

				Accumulated		Retained
				Other		Earnings/	Total
	Common Stock		Additional	Comprehensive	Statutory	(Accumulated	Stockholders’
	Shares	Amount	Paid-in Capital	Losses	Reserve	Losses)	Equity
Balance as of June 30, 2019	19,837,642	$1,984	$211,934,432	$(23,733,291)	$4,687,085	$21,560,152	$214,450,362
Net loss	—	—	—	—	—	(176,101,494)	(176,101,494)
Foreign currency translation adjustment	—	—	—	(2,305,407)	—	—	(2,305,407)
Balance as of June 30, 2020	19,837,642	$1,984	$211,934,432	$(26,038,698)	4,687,085	(154,541,342)	36,043,461
Net loss	—	—	—	—	—	(41,077,304)	(41,077,304)
Foreign currency translation adjustment	—	—	—	2,381,422	—	—	2,381,422
Balance as of June 30, 2021	19,837,642	$1,984	211,934,432	(23,657,276)	4,687,085	(195,618,646)	(2,652,421)

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended June 30,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(41,077,304)	$(176,101,494)	$(58,186,894)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	838	21,118	41,000
Investment loss for disposal of subsidiaries	—	164,098,554	—
Property and equipment written off	24,718	—	—
Provision for lease payment receivables	9,495,002	19,379,086	81,585,960
Provision for other assets	3,017,816	—	—
Deferred tax expense (benefit)	26,108,436	(4,255,391)	(20,055,500)
Changes in assets and liabilities:
Net investment in direct financing leases	5,887,016	(7,116,662)	(41,724,936)
Interest receivable	—	—	4,293,657
Other assets	(628,927)	180,508	473,025
Lease receivable in lease agency transaction	2,085,456	(92,689)	(1,930,374)
Interest payable	(8,874)	(12,629)	(130,205)
Income tax payable	(1,518,019)	256,030	1,127,838
Deposits from direct financing leases	(3,649,836)	42,663	(4,397,481)
Other liabilities	250,671	489,490	1,190,464
Net Cash Used in Operating Activities from Discontinued Operation	—	—	(229,263)
Net Cash Used in Operating Activities	(13,007)	(3,111,416)	(37,942,709)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities of investment securities	—	—	46,906,465
Deposits paid to banks for financial leasing services	—	—	(2,916,996)
Purchase of property, plant and equipment	—	(843)	—
Withdrawal of pledged bank deposits	—	—	4,397,481
Net Cash Used in Investing Activities from Discontinued Operation	—	—	(3,266,588)
Net Cash (Used in) Provided by Investing Activities	—	(843)	45,120,362

CASH FLOWS FROM FINANCING ACTIVITY
Repayment of loans	—	(699,469)	(17,200,372)
Net Cash Used in Financing Activity	—	(699,469)	(17,200,372)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM CONTINUING OPERATION	2,817	3,780,236	(6,536,360)
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM (DISPOSAL GROUP)/DISCONTINUED OPERATION	(7,553,701)	(221,827)	5,907,827

NET DECREASE CASH FROM CONTINUING OPERATION	(10,190)	(31,492)	(13,063,228)
NET (DECREASE) AND INCREASE IN CASH FROM (DISPOSAL GROUP)/DISCONTINUED OPERATION	(7,553,701)	(221,827)	2,411,976

Cash and cash equivalents at beginning of year	$38,820	$70,312	$13,133,540
Cash and cash equivalents at beginning of year-disposal groups	$7,553,701	$7,775,528	$5,363,552
Cash and cash equivalents at end of year	28,630	38,820	70,312
Cash and cash equivalents at end of year-disposal groups	—	7,553,701	7,775,528

SUPPLEMENTAL CASH FLOW INFORMATION:
Continuing Operation
Cash paid for income taxes	$—	$—	$26,942
Cash paid for interest expense	$11,181	$11,966	$443,186
Discontinued Operation
Cash paid for income taxes	$—	$—	$256,613
Cash paid for interest expense	$—	$—	$—

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

(c)Operating segments

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

For the year ended June 30, 2021, there were three customers that accounted for 63%,19% and 14% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2020, there were two customers that accounted for 50% and 14% of the Jinshang Leasing’s revenue, respectively.

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

(d)Cash and cash equivalents

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

Operating lease expense for the years ended June 30, 2021 and 2020 was $96,184 and $95,545, respectively The remaining lease term is six months as to the year ended June 30, 2021.And the discount rate was 4.75%.

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

In connection with the grant of stock options to employees, the Company recorded share-based compensation charges of nil and nil, respectively, for the years ended June 30, 2021 and 2020, respectively. The negative amount in 2017 resulted from the reversal of share-based compensation expense for the Company’s options that were cancelled due to the termination of the holder’s employment prior to vesting.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2021

NOTE 13 -           EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended June 30, 2021 and 2020, respectively:

	June 30, 2021	June 30, 2020
Net loss attributable to the common shareholders	$(41,077,304)	$(176,101,494)

Basic weighted-average common shares outstanding	19,837,642	19,837,642
Effect of dilutive securities
Diluted weighted-average common shares outstanding	19,837,642	19,837,642
Earnings (loss) per share – Basic	$(2.07)	$(8.88)
Earnings (loss) per share – Diluted	$(2.07)	$(8.88)
Earnings (loss) per share – From continuing operations	$(2.07)	$(8.88)
Earnings (loss) per share – From discontinued operations	$—	$—

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

NOTE 17 -           SUBSEQUENT EVENTS

Establishment of new subsidiary

On October 11,2021, Dalian Ruikai Taifu Investment Management Co. LTD (“Ruikai Taifu”) was established under the laws of the PRC. Full Shine owns 60% interest in Ruikai Taifu.