Form 20-F/A
period 2022-06-30
Wins Finance Holdings Inc.
filed 2023-10-10
CIK 1640251

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

Explanatory Note

Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended June 30, 2020 (the “Form 20-F”) of Wins Finance Holdings Inc. is being filed to amend and restate Items 3A, 5 and 18. We restated our financial statements for 2020, 2021 and 2022 to reflect the investment losses from the disposal of Jinchen Agriculture and Dongsheng Guarantee. These mainly resulted from adjustments for the fiscal years ended June 30, 2021 and June 30, 2020. The financial statements for the fiscal year ended June 30, 2022 were revised to reflect these restatements. Other than the changes described above, no changes have been made to the Form 20-F.

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

Statements of Income and Comprehensive Income

(US$ except share data)	2022	2021	2020	2019	2018

Direct financing lease income
Direct financing lease interest income	242,740	174,306	4,934,157	7,595,992	5,697,957
Interest expense for direct financing lease	—	(11,181)	(11,967)	(411,066)	(1,546,304)
Business collaboration fee and commission expenses for leasing projects	—	—	(37,572)	(68,342)	(99,320)
Provision for lease payment receivable	(2,258,060)	(9,495,002)	(19,379,086)	(81,585,960)	(3,514,961)
Net direct financing lease income after provision for receivables	(2,015,320)	(9,331,877)	(14,494,468)	(74,469,376)	537,372

Medical consulting revenue	30,682	—	—	—	—
Financial advisory and agency income	—	—	—	—	1,695,303
Net revenue	(1,984,638)	(9,331,877)	(14,494,468)	(74,469,376)	2,232,675

Non-interest (loss) income
Interest on investment securities	—	—	—	105,878	3,942,719
Investment loss	—	—	(164,098,554)	—	—
Total non-interest(loss) income	—	—	(164,098,554)	105,878	3,942,719

Non-interest expense
Business taxes and surcharge	(231)	(476)	(7,652)	(15,827)	(9,911)
Salaries and employee charges	(276,546)	(920,194)	(923,325)	(542,628)	(540,312)
Rental expenses	(76,442)	(97,693)	(95,545)	(102,859)	(175,549)
Other operating expenses	(524,518)	(6,136,647)	(481,311)	(2,062,802)	(4,554,030)
Total non-interest expense	(877,737)	(7,155,010)	(1,507,833)	(2,724,116)	(5,279,802)

loss before taxes	(2,862,375)	(16,486,887)	(180,100,855)	(77,087,614)	895,592

Income tax(expense) credit	(738)	(24,590,417)	3,999,361	18,900,720	322,038
Net (loss) income	(2,863,113)	(41,077,304)	(176,101,494)	(58,186,894)	1,217,630

Net loss attributable to noncontrolling interests	(52,019)	—	—	—	—
loss from discontinued operation	—	—	—	8,377,166	8,881,255
Net (loss) profit attributable to Wins Finance Holdings Inc.	(2,811,094)	(41,077,304)	(176,101,494)	(49,809,728)	10,098,885

Other comprehensive (loss) income
Foreign currency translation adjustment	187,029	2,381,422	(2,305,407)	(9,623,857)	5,977,187
TOTAL Comprehensive (Loss) income	(2,676,084)	(38,695,882)	(178,406,901)	(59,433,585)	16,076,072

Total comprehensive loss attributable to noncontrolling interests	(48,238)	—	—	—	—
Total comprehensive (loss) income attributable to ordinary shareholders	(2,627,846)	(38,695,882)	(178,406,901)	(59,433,585)	16,076,072

Weighted-average common shares outstanding
Basic (1)	19,837,642	19,837,642	19,837,642	19,837,642	19,837,642
Diluted (1)	19,837,642	19,837,642	19,837,642	19,837,642	19,837,642

Earnings (loss) per share
Basic (1)	(0.14)	(2.07)	(8.88)	(2.51)	0.51
Diluted (1)	(0.14)	(2.07)	(8.88)	(2.51)	0.51
From continuing operation	(0.14)	(2.07)	(8.88)	(2.93)	0.06
From discontinued operation (2)	—	—	—	0.42	0.45

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

	2022	2021	2020	2019	2018

Balance Sheet Data
Cash and cash equivalents	$159,543	$6,621	$38,820	$703,120	$13,133,540
Total assets	1,463,591	3,631,904	46,445,521	228,101,794	309,903,262
Total liabilities	6,855,493	6,284,325	10,402,060	13,651,432	36,019,315
Total equity	(5,391,902)	(2,652,421)	36,043,461	214,450,362	273,883,947

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

Results of Operations

Year Ended June 30, 2022 Compared to Year Ended June 30, 2021

	For the years ended June 30,		Changes
	2022	2021	$	%
Direct financing lease income
Direct financing lease interest income	$242,740	174,306	$68,434	$39.3%
Interest expense for direct financing lease	—	(11,181)	11,181	(100)%
Provision for lease payment receivable	(2,258,060)	(9,495,002)	7,236,942	(76.2)%
Net direct financing lease interest income after provision for receivables	(2,015,320)	(9,331,877)	7,316,557	(78.4)%

Medical consulting revenue	30,682	—	30,682	100%
Net revenue	(1,984,638)	(9,331,877)	7,347,239	(78.7)%

Non-interest expense
Business taxes and surcharge	(231)	(476)	245	(51.5)%
Salaries and employees charges	(276,546)	(920,194)	643,648	(69.9)%
Rental expenses	(76,442)	(97,693)	21,251	(21.8)%
Other operating expenses	(524,518)	(6,136,647)	5,612,129	(91.5)%
Total non-interest expense	(877,737)	(7,155,010)	6,277,273	(87.7)%

loss before taxes	(2,862,375)	(16,486,887)	13,624,512	(82.64)%

Income tax expense	(738)	(24,590,417)	24,589,679	(99.99)%
NET LOSSES	(2,863,113)	(41,077,304)	38,214,191	(99.03)%
Net loss attributable to noncontrolling interests	(52,019)	—	(52,019)	100
TOTAL COMPREHENSIVE LOSS	(2,811,094)	(41,077,304)	38,266,210	(93.16)%
Foreign currency translation adjustment	187,029	2,381,422	$(2,194,393)	(92.15)%
TOTAL COMPREHENSIVE LOSS	(2,676,084)	(38,695,882)	$36,019,798	(93.08)%
Total comprehensive loss attributable to non-controlling interests	(48,238)	—	$(48,238)	100
Total comprehensive loss attributable to ordinary shareholders	$(2,627,846)	$(38,695,882)	$36,068,036	(93.21)%

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

Income tax credit decreased by $24.6 million to a tax credit of $738 for the year ended June 30, 2022, compared to a tax credit of $24,6million for the year ended June 30, 2021. The decrease was primarily attributable to the decrease of provision for lease payment receivable. For the years ended June 30, 2022 and 2021, losses before taxes excluding the interest on investment securities and offshore expenses was $(2.89) million and $(15.57) million, respectively.

Net loss from continuing operation

As a result of the above, net loss from continuing operations was $ 2.86 million for the year ended June 30, 2022, compared to net loss from continuing operations of $41.08 million for the year ended June 30, 2021.

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
Website: www.allianceaudit.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Wins Finance Holdings Inc and Its Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Wins Finance Holdings Inc. and its subsidiaries (collectively, the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ equity and cash flows for the year ended June 30, 2022 and 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of June 30, 2022 and 2021, and the related consolidated statements of income and other comprehensive income, changes in stockholders’ deficit and cash flows for the year ended June 30, 2022 and 2021 in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP)

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, during the financial year ended 30 June 2022, the Company incurred a net loss of USD2,863,113 and as of 30 June 2022, its net stockholders’ deficit was US$ 5,391,902 and its net current liabilities was US$3,536,000. These events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

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

/s/ Audit Alliance LLP (PCAOB ID:3487)

Singapore

October 10, 2023

We have served as the Company’s auditor since 2020.

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

Singapore

October 10, 2023

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US dollars, except share data)

	June 30, 2022	June 30, 2021
ASSETS
Current assets
Cash and cash equivalents	$159,543	$6,621
Restricted cash	—	22,009
Other assets (Note 7)	611,645	770,985
Total current assets	771,188	799,615
Non-current assets
Net investment in direct financing leases (Note 4)	688,663	2,778,471
Operating lease, right-of-use asset (Note 5)	—	50,935
Property and equipment, net (Note 6)	3,740	2,883
Total non-current assets	692,403	2,832,289
TOTAL ASSETS	$1,463,591	$3,631,904

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current liabilities
Other liabilities (Note 8)	4,307,188	3,715,268
Operating lease liability-current (Note 5)	—	55,022
Total current liabilities	4,307,188	3,770,290
Non-current liability
Deposits from direct financing leases(Note 16)	2,084,305	2,050,035
Due to related a party (Note 15)	464,000	464,000
Total non-current liabilities	2,548,305	2,514,035
Total Liabilities	$6,855,493	$6,284,325

Stockholders’ Deficit
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2022 and 2021)(Note 10)	$1,984	1,984
Additional paid-in capital	211,934,432	211,934,432
Statutory reserve (Note 11)	4,687,085	4,687,085
Accumulated losses	(198,429,741)	(195,618,646)
Accumulated other comprehensive losses	(23,474,027)	(23,657,276)
Total Stockholders’ Deficit	(5,280,267)	(2,652,421)
Noncontrolling interests	(111,635)	—
Total Deficit	(5,391,902)	(2,652,421)
TOTAL LIABILITIES AND DEFICIT	$1,463,591	$3,631,904

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME

(In US dollars, except share data)

	For the years ended June 30,
	2022	2021	2020

Direct financing lease income
Direct financing lease interest income	242,740	174,306	4,934,157
Interest expense for direct financing lease	—	(11,181)	(11,967)
Business collaboration fee and commission expenses for leasing projects	—	—	(37,572)
Provision for lease payment receivable	(2,258,060)	(9,495,002)	(19,379,086)
Net direct financing lease interest income after provision for receivables	(2,015,320)	(9,331,877)	(14,494,468)

Medical consulting revenue	30,682	—	—

Net revenue	(1,984,638)	(9,331,877)	(14,494,468)

Non-interest loss
Investment loss	—	—	(164,098,554)
Total non-interest loss	—	—	(164,098,554)

Non-interest expense
Business taxes and surcharge	(231)	(476)	(7,652)
Salaries and employee charges	(276,546)	(920,194)	(923,325)
Rental expenses	(76,442)	(97,693)	(95,545)
Other operating expenses	(524,518)	(6,136,647)	(481,311)
Total non-interest expense	(877,737)	(7,155,010)	(1,507,833)

Loss before taxes	(2,862,375)	(16,486,887)	(180,100,855)

Income tax (expense)credit	(738)	(24,590,417)	3,999,361

NET LOSS	(2,863,113)	(41,077,304)	(176,101,494)

Net loss attributable to noncontrolling interests	(52,019)	—	—

Net loss attributable to Wins Finance Holdings Inc..	(2,811,094)	(41,077,304)	(176,101,494)

Other comprehensive income(loss)
Foreign currency translation adjustment	187,029	2,381,422	(2,305,407)
TOTAL COMPREHENSIVE LOSS	$(2,676,084)	$(38,695,882)	$(178,406,901)

Total comprehensive loss attributable to noncontrolling interests	(48,238)	—	—
Total comprehensive loss attributable to ordinary shareholders	(2,627,846)	(38,695,882)	(178,406,901)

Weighted-average ordinary shares outstanding
Basic	19,837,642	19,837,642	19,837,642
Diluted	19,837,642	19,837,642	19,837,642

Loss per share attributable to ordinary shareholders
Basic	$(0.14)	$(2.07)	$(8.88)
Diluted	$(0.14)	$(2.07)	$(8.88)
From continuing operation	$(0.14)	$(2.07)	$(8.88)
From discontinued operation	$—	$—	$—

See notes to the consolidated financial statements

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(In US dollars, except share data)

				Accumulated		Retained
				Other		Earnings/	Non
	Common Stock		Additional	Comprehensive	Statutory	(Accumulated	Controlling	Total
	Shares	Amount	Paid-in Capital	Losses	Reserve	Losses)	interests	Deficit
Balance as of June 30, 2020	19,837,642	$1,984	$211,934,432	$(26,038,698)	4,687,085	154,541,342	—	36,043,461
Net loss	—	—	—	—	—	(41,077,304)	—	(41,077,304)
Foreign currency translation adjustment	—	—	—	2,381,422	—	—	—	2,381,422
Balance as of June 30, 2021	19,837,642	$1,984	211,934,432	(23,657,276)	4,687,085	(195,618,646)	—	(2,652,421)
Investment in new subsidiaries	—	—	—	—	—	—	(63,397)	(63,397)
Net loss	—	—	—	—	—	(2,811,094)	(52,019)	(2,863,113)
Foreign currency translation adjustment	—	—	—	183,248	—	—	3,781	187,029
Balance as of June 30, 2022	19,837,642	$1,984	211,934,432	(23,474,027)	4,687,085	(198,429,740)	(111,635)	(5,391,902)

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended June 30,
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,863,113)	$(41,077,304)	$(176,101,494)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	297	838	21,118
Investment loss for disposal of subsidiaries	—	—	164,098,554
Property and equipment written off	—	24,718	—
Provision for lease payment receivables	2,258,060	9,495,002	19,379,086
Provision for other assets	—	3,017,816	—
Deferred tax expense (benefit)	—	26,108,436	(4,255,391)
Changes in assets and liabilities:
Net investment in direct financing leases	(194,077)	5,887,016	(7,116,662)
Other assets	186,571	(628,927)	180,508
Lease receivable in lease agency transaction	—	2,085,456	(92,689)
Interest payable	—	(8,874)	(12,629)
Income tax payable	—	(1,518,019)	256,030
Deposits from direct financing leases	115,404	(3,649,836)	42,663
Other liabilities	704,781	250,671	489,490
Net Cash Provided by (Used in) Operating Activities	207,923	(13,007)	(3,111,416)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,300)	—	(843)
Net cash paid for purchases of subsidiaries and other business units	(69,594)	—	—
Net Cash Used in Investing Activities	(70,894)	—	(843)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans	—	—	(699,469)
Net Cash Used in Financing Activities	—	—	(699,469)

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM CONTINUING OPERATION	(6,116)	2,817	3,780,236
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM (DISPOSAL GROUP)/DISCONTINUED OPERATION	—	(7,553,701)	(221,827)

NET INCREASE/(DECREASE) CASH FROM CONTINUING OPERATION	130,913	(10,190)	(31,492)
NET (DECREASE) AND INCREASE IN CASH FROM (DISPOSAL GROUP)/DISCONTINUED OPERATION	—	(7,553,701)	(221,827)

Cash and cash equivalents at beginning of year	$28,630	$38,820	$70,312
Cash and cash equivalents at beginning of year-disposal groups	$—	$7,553,701	$7,775,528
Cash and cash equivalents at end of year	159,543	28,630	38,820
Cash and cash equivalents at end of year-disposal groups	—	—	7,553,701

SUPPLEMENTAL CASH FLOW INFORMATION:
Continuing Operation
Cash paid for interest expense	$—	$11,181	$11,966

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

NOTE 13 -           LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years ended June 30, 2022 and 2021, respectively:

	June 30, 2022	June 30, 2021
Net loss attributable to the common shareholders	$(2,811,094)	$(41,077,304)

Basic weighted-average common shares outstanding	19,837,642	19,837,642
Effect of dilutive securities
Diluted weighted-average common shares outstanding	19,837,642	19,837,642
Loss per share – Basic	$(0.14)	$(2.07)
Loss per share – Diluted	$(0.14)	$(2.07)

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

For the year ended June 30, 2021, there were three customers that accounted for 63%, 19% and 14% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2020, there were two customers that accounted for 50% and 14% of the Jinshang Leasing’s revenue, respectively.

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