Form 20-F
period 2023-06-30
Wins Finance Holdings Inc.
filed 2023-11-15
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

☐              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

1177 Avenue of the Americas

5th Floor New York, NY 10036

646-694-8538

(New York Office)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered:

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary Shares, par value $0.0001 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

As of October 31, 2023, the registrant had 19,837,642 ordinary shares outstanding.

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes	☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐	Large Accelerated filer	☐ Accelerated filer	☒	Non-accelerated filer
☐ Emerging Growth Company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.            ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐

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

On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables

On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables

Our medical business will mainly focus on the following areas:

●	Sales of domestic medical characteristic equipment and consumables.. We have established a sales agent system covering the whole country, and selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and other products.
●	Cancer diagnosis and treatment center. We will establish regional cancer diagnosis and treatment centers in major regions of China through acquisitions and new construction, providing examination, consultation, treatment, recovery and rehabilitation. In the next five years, we plan to manage 20,000 beds, set up 15-30 regional cancer screening centers (Pet-CT), and establish a cancer disease cooperation network with 300 county-level grassroots public hospitals to jointly build pathology centers, cancer screening centers, and “medical green channel” services. Some tumor patients were transferred to our cancer diagnosis and treatment center for chemoradiotherapy.

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

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States. Thus, we believe that it is uncertain whether and on what basis a PRC court would enforce a judgment ruled by a court in the United States. As such, there is uncertainty as to the cost and time constraints associated with seeking enforcement of such a judgement in PRC.

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

Not required.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not required.

ITEM 3. KEY INFORMATION

A.	Reserved
B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

You should carefully consider the following factors and other information in this annual report before you decide to invest in our ordinary shares. If any of the risks referred to below occur, our business, financial condition and results of operations could suffer. In any such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment. Some of the risks related o include:

●	We have identified a material weakness in our business continuing status over financial reporting as of June 30, 2022. If we are unable to have more cash flow from our business and develop our business in the new medical business, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.
●	We are transitioning our business to medical equipment, a business with which we do not have any experience historically.
●	We were delisted from the Nasdaq Stock Market.
●	Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections.

●	All our operations are through our office space located in China. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.
●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless.
●	The China legal system embodies uncertainties which could limit the legal protections available to the Company.
●	A downturn in China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.
●	China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. As a result, our investors and us will face uncertainty about future actions by the PRC government that could significantly affect our ability to continue to trade in the U.S. and cause the value of our securities to significantly decline or be worthless.
●	The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We have been traded publicly since 2015 and therefore believe that we are not currently required to obtain approval from Chinese authorities to list on U.S. exchanges; however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	Our current business is subject to a variety of PRC laws and other obligations regarding financial regulations and medical equipment trading regulations. We have obtained all of the necessary approval on carrying out our business. However, we may not be able to continue our business upon the new change of those laws and obligations.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations we may pursue in the future.
●	You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and certain of our executive officers and/or directors reside outside the U.S.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
●	We are a foreign private issuer and, as a result, we are not be subject to U.S. proxy rules and are subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.
●	Freeman FinTech Corporation Limited (“Freeman”) owns approximately 67% of our outstanding common stock and its interests may differ from those of our other stockholders.

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

Our business focus is shifting to medical equipment sales of Wins

Due to the disposal of our financial guarantee business, we expanded into new business channels and sought new strategic partners, On October 11, 2021, we established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7,2022, we acquired 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD. Dalian Taifu and Zhongrui Xukai are newly established companies in the medical sector and have not been operating for a long time. Dalian Taifu is responsible administrative licensing, preliminary acceptance and various operating requirements of Shanxi Transformation Comprehensive Reform Health Examination Center, including responsibility for the completion of the medical center, the establishment and improvement of the business systems and staff training. Zhongrui Xukai is mainly engaged in medical equipment and consumables sales and medical service consulting. On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables

Starting in 2023, over the next 5-10 years, Wins plans to further develop its medical business and improve its revenues and profit margin. Wins plans to continue to acquire private medical groups, medical equipment and consumables manufacturers. Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). We expect to continue to conduct our financial business and provide financing services for listed companies and large state-owned enterprises.

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

The business of providing financial leasing involves a variety of risks, including the risk that the loans we made will not be repaid on time or at all, and our risk management procedures may not fully eliminate these risks. We mainly focus on providing services to Chinese small & medium enterprises (“SMEs”), including microenterprises, which have limited access to financing, and microcredit companies in China. Some of our clients are at the early stage of their business and have limited financial resources, making them vulnerable to adverse competitive, economic or regulatory conditions. These customers may expose us to greater credit risks than larger or more established businesses with longer operating histories. We seek to manage our credit risk exposure through client due diligence, credit approvals, establishing credit limits, requiring security measures and portfolio monitoring. While these procedures are designed to provide us with the information needed to implement adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk. During the year ended June 30, 2023, the provision for our lease payment receivables totaled $0.6 million.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth during the past few years. Our financial leasing business commenced in 2009 and therefore has a limited operating history. Our net revenue increased from $1.3 million for the year ended June 30, 2012 to $9.7 million for the year ended June 30, 2017, representing an increase of 672.6%. However, on June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. The Company’s appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. On January 6 2021, the company entered into an agreement to transferred Jinchen Agriculture and Dongsheng Guarantee’ equity to a third party. Therefore, we will not be able to consolidate Jinchen Agriculture and its subsidiary Dongsheng Guarantee into our financial statements. The Company’s other businesses are unaffected by the dispsal and continue to operate normally. The Company’s net revenue (not including Jinchen Agriculture and Dongsheng Guarantee) increased from $(2.0) million for the year ended June 30, 2022 to $0.5 million for the year ended June 30, 2023, representing an increase of 125%, mainly caused by the decrease of non-cash provision on our financial leasing businessesand the Sales in the medical business.During the year ended June 30,2023, the provision on our leasing business decreased to $0.6 million from $2.3 million in 2022, representing a decrease of 74%.

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

As of June 30, 2023, our allowance for finance lease payment receivable was $110.65 million. The amount of provisions or allowances has been based on our management’s assessment of, and expectations concerning, various factors affecting the quality of our loan portfolio, such as the customers’ financial condition, repayment ability, historical default rates, the anticipated realizable value of any collateral, regional economic conditions, government policies, interest rates and other factors, and the applicable PRC rules and regulations governing provisions for losses. If our assessment and expectations differ from actual events, or if the quality of loan portfolios deteriorates, our provisions or allowance may not be adequate to cover our actual losses and we may need to set aside additional provisions or allowance, which could materially and adversely affect our profitability. Our business is subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. We may increase our impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Regulatory authorities may also require an increase in the provision or allowance for loan losses. Any increase in the allowance for loan losses would result in a decrease in net income and may have a material adverse effect on our financial condition and results of operations.

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

In 2021, our management identified material weaknesses and concluded that our internal control over financial reporting were not effectiveA material weakness is a deficiency, or a combination of deficiencies, in internal controls over financial reporting.Honwever as of June 30, 2022 our internal controls were effective., Notwithstanidng that our internal controls are currently effective, our assessment could be inaccurate, or our internal controls could become ineffective in the future.

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

In general, assuming we are treated as a foreign corporation for U.S. federal income tax purposes, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during our taxable year ended June 30, 2021, we don’t believe that we are a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year ended June 30, 2022, there can be no assurance in respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during the taxable year ended June 30, 2023, we believe that we are not a PFIC for such year. However, because we have not completed our analysis as to our PFIC status for the 2023 fiscal year, there can be no assurance in respect to our PFIC status for such taxable year.

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

On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables

In the future, Wins’s medical business will mainly focus on the following areas:

1)Sales of domestic medical characteristic equipment and consumables.. We have established a sales agent system covering the whole country, and now we are selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and other products.
2)Cancer diagnosis and treatment center. We will establish regional cancer diagnosis and treatment centers in major regions of China through mergers and acquisitions and new construction, providing the whole process services of examination, consultation, treatment, recovery and rehabilitation in the field of cancer. It is estimated that in the next five years, we will manage 20,000 beds, set up 15-30 regional cancer screening centers (Pet-CT), and establish a cancer disease cooperation network with 300 county-level grassroots public hospitals to jointly build pathology centers, cancer screening centers, and “medical green channel” services. Some tumor patients were transferred to our cancer diagnosis and treatment center for chemoradiotherapy.

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

Overview

Our company is an integrated financing solution provider with operations located primarily in Jinzhong City, Shanxi Province and Beijing, China. Our goal is to assist Chinese SMEs, which have limited access to financing, to improve their overall fund-raising capability and enable them to obtain funding for business development. We principally operate in the following business lines:

●	Financial Leasing — providing direct equipment leasing or purchase-lease-back services to SMEs, to satisfy SMEs’ working capital needs.
●	Financial Advisory Services — providing financial advisory services to our clients.
●	Medical equipment sales and medical service consulting.

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

Medical equipment and medical service consulting

Dalian Taifu and Zhongrui Xukai are newly established companies in the medical sector and have not been operating for a long time. Dalian Taifu is responsible for handling the administrative licensing, preliminary acceptance and various operation requirements of Shanxi Transformation Comprehensive Reform Health Examination Center, including responsibility for the completion of the medical center, the establishment and improvement of the business systems and staff training. Zhonngrui Xukai is mainly engaged in medical equipment and consumables sales and medical service consulting. On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables. Starting in 2022, in the next 5-10 years, Wins will further develop the medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2%), the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15%). Wins will continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi Biotechnology Co., Ltd. and Xinbo Medical Technology Co., Ltd. are expected to be completed in the coming years). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.

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

Medical Business

Despite the global economic recession, China’s medical, pharmaceutical and medical device industries have maintained strong growth.Wins will further develop the medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2%), the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15%). Wins will continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi Biotechnology Co., Ltd. and Xinbo Medical Technology Co., Ltd. are expected to be completed in the coming years). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.Due to the impact of the COVID-19 epidemic and China’s economic downturn, the growth of the medical sector is less than expected, but with the economic recovery and the implementation of economic stimulus policies, the development prospects of the medical sector are very optimistic.

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

Wins provides leading health solution in private medical system in the China. Bases on the country wide selling system, we have accessed more than 300 top hospitals and thousands of clinics, provided advanced medical imaging, screening equipment, surgically implanted consumables, accessories, and reagents. Our system builds integrated solution includes sales, production, research and development, promotion, links the hospitals with medical supply chain to bring the most leading-edge medical services to the public.

Our products

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial leasing; and (2) financial advisory and agency services; and (3) Medical equipment and medical service consulting. The following table shows the components of revenue, their respective percentages of our net fee and interest income for the period indicated:

	For the years ended June 30,
	2023		2022
	US$’000%		US$’000%
Direct financing lease income	298	18.0%	243	89.01%
Financial advisory and agency income	—	—	—	—
Medical equipment and medical service consulting.	1,348	82.0%	30	10.99%
Total revenues	1,646	100.0%	273	100.0%

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

Medical equipment and medical service consulting.

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

Starting from 2022, in the next 5-10 years, Wensheng Financial will further develop the medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2%), the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15%). Wensheng Financial will continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi Biotechnology Co., Ltd. and Xinbo Medical Technology Co., Ltd. are expected to be completed in thecoming ywars). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). In 2023, the medical sector has become the main source of income for Wins,Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.

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

For the year ended June 30, 2023, there were two customers that accounted for 91% and 9% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2022, there were two customers that accounted for 91% and 9% of the Jinshang Leasing’s revenue, respectively.

As of June 30, 2023, two customers accounted 55% and 45%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2022, two customers accounted for 55% and 45%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

For the year ended June 30, 2023, there was one client that accounted for 100% of the Ruikai Taifu Medical consultation services revenue.

For the year ended June 30, 2023, there was one client that accounted for 100% of the Zhongrui Xukai Medical consultation services revenue.

For the year ended June 30, 2023, there was three clients that accounted for 40%, 11% and 10% of the Tianjin Runcheng Medical equipment revenue.

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

The following is an organizational chart setting forth the ownership of our company’s subsidiaries as of the date of this Annual Report:

Our Current Corporate Structure

股权架构图

Wins finance holdings Inc.
(cayman Island)
(WINSF)
100%
full shine capital resources limited
(hong kong)
100%
Jinshang international financial leasing Co.,Ltd.
(Beijing, PRC.WFOE)
60%
Dalian Ruikai Taifu Investment Management Co.LTD
71.4286%
Zhongrui Xuikai Beijing Technology Co. LTD
51%
Tianjin Runcheng Medical Technology Co., LTD

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

As at 30 June 2020, the Company determined that it had lost control of the subsidiaries Jinchen Agriculture and Dongsheng Guarantee. The management of the Company concluded that the Company had no option but to de-consolidate Jinchen Agriculture and Dongsheng Guarantee from its financial reporting as at June 2020. The effect of de-consolidation is that in future, the financial results of the subsidiaries are no longer reported in the Company’s Annual Report (i.e. the report will be at a company, not group level) and the investment in the subsidiaries is written down in the Company’s accounts as a disposal without consideration.

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

Starting from 2022, in the next 5-10 years, Wensheng Financial will further develop the medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2)%, the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15)%. Wensheng Financial will continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi Biotechnology Co., Ltd. and Xinbo Medical Technology Co., Ltd. are expected to be completed in thecoming ywars). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). In 2023, the medical sector has become the main source of income for Wins,Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.

Overview

Wins Finance, a Cayman Island holding company with business operations in China. We have two lines of business, (i) as an integrated lending solution provider mainly serving small-and-medium sized enterprises (SMEs) in Jinzhong City, Shanxi Province and Beijing, China providing two financial products and one supplementary service, and (ii) in medical equipment sales and medical service consulting.

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

The medical sector improve its income sources and profit margin compared with the net interest margin of debt financing projects (about 2%), the return rate of equipment sales and consumables sales in the general medical field will be increased (about 15%). Wins plan to continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi technology Co., Ltd. and Xinbo Medical Technology Co., Ltd.They are expected to be completed in the first quarter of 2024). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). We estimate that the sales amount will be about 300 million yuan in 2024 (all of which will be merged into the financial statements of ZhongRuixukai and Tianjinruncheng). In August 2023, we acquired Shiyue Gongtu Medical Equipment Co., LTD Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.

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

In addition, The investment loss was $175.43 million for the year ended June 30, 2021,due to the disposal of Jinchen Agriculture and Dongsheng Guarantee. As of fiscal year end June 30, 2020, the assets and the liabilities of the disposal group were classified as ‘held for sale’ and were $163.25 million and $3.0 million, respectively. The disposal of these assets have had a material and adverse effect on our financial results, but the Company’s other businesses have been unaffected by the disposal and continue to operate normally.

Credit risks, including impairment losses on the investment in financial leases, are inherent in our business. Our risk control system, based upon our "Trusted Business Circle" of core enterprises, has proved practical and efficient given the limitations in the current credit system in China. During these periods there were several financial leasing contracts outstanding. The impaired losses of our lease receivables were $0.6 million and $2.2 million for the years ended June 30, 2023 and 2022, respectively.

On October 11, 2021, we established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7,2022，We acquired a 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD.In the future, we believe that the medical business will become our main source of income. On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables.

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

2)Cancer diagnosis and treatment center. We will establish regional cancer diagnosis and treatment centers in major regions of China through mergers and acquisitions and new construction, providing the whole process services of examination, consultation, treatment, recovery and rehabilitation in the field of cancer. It is estimated that in the next five years, we will manage 20,000 beds, set up 15-30 regional cancer screening centers (Pet-CT), and establish a cancer disease cooperation network with 300 county-level grassroots public hospitals to jointly build pathology centers, cancer screening centers, and “medical green channel”

A.Key Factors that Affect Operating Results

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

PRC Limitation on Overseas Listing and Share Issuances

Asour securities have traded in the United States since 2015, (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether we are subject to the M&A Regulations (as defined hereinafter); and (b) our businesses do not relate to any sensitive industry identified by Chinese Law, we believe that we are not required to obtain any licenses or approvals, under applicable PRC laws and regulations, for offering securities to foreign investors. We also believe we are not required to obtain approvals from any PRC government authorities, including the CSRC or the Cyberspace Administration of China (the “CAC”), or any other government entity, to operate and to issue our securities to foreign investors and to trade in the U.S. As of the date of this report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our offering from the CSRC or any other PRC governmental authorities. However, applicable laws, regulations, or interpretations of PRC may change, and the relevant PRC government agencies could reach a different conclusion and may subject us to a stringent approval process from the relevant government entities in connection with our continued trading in the U.S., and the issuance of shares or the maintenance of our status as a publicly traded company outside China. It is uncertain when and whether we will be required to obtain permission from the PRC government to continue to trade in the U.S. in the future and offer our securities to foreign investors. If we (i) do not receive or maintain such permissions or approvals, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, and we are denied permissions or approvals from Chinese authorities to trade in the U.S. or offer our securities to foreign investors, we may not be able to trade in the U.S. or be subject to other severe consequences, which would materially affect the interest of the investors. In addition, any changes in PRC law, regulations, or interpretations may severely affect our operations.

Recent PCAOB Developments

Wins Finance Holdings Inc. is a company incorporated under the laws of the Cayman Islands. For the years ended June 30, 2023 our auditor is Audit Alliance LLP who is located on Singapore. Audit Alliance LLP is subject to the determinations announced by the PCAOB on December 16, 2021. Future Developments in China laws may restrict our auditor’s ability or willingness to continue auditing our business. If Wins cannot be inspected by the PCAOB for three consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited.

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

Results of Operations

Year Ended June 30, 2022 Compared to Year Ended June 30, 2021

	For the years ended June 30,		Changes
	2022	2023	$	%
Direct financing lease income
Direct financing lease interest income	$242,740	298,310	$55,570	$22.89%
Interest expense for direct financing lease	—	(127,488)	(127,488)	100%
Provision for lease payment receivable	(2,258,060)	(584,653)	1,673,407	(74.11)%
Net direct financing lease interest income after provision for receivables	(2,015,320)	(413,831)	1,601,489	(79.47)%

Medical consulting revenue	30,682	4,757	1,317,790	544.99%
Revenue from sales of medical equipment		1,343,715	1,343,715	100%
Cost of medical equipment		406,649	406,649	100%

Net revenue	(1,984,638)	527,992	2,512,630	(126.60)%

Non-interest expense
Business taxes and surcharge	(231)	(4,786)	(4,555)	1,971.86%
Salaries and employees charges	(276,546)	(297,151)	(20,605)	7.45%
Rental expenses	(76,442)	(79,074)	2,632	3.44%
Other operating expenses	(524,518)	339,065	(185,453)	(35.36)%
Total non-interest expense	(877,737)	(720,076)	(157,661)	(117.96)%

loss before taxes	(2,862,375)	(192,084)	2,670,291	93.29%

Income tax expense	(738)	(11,175)	(10,437)	1,414.23%
NET LOSSES	(2,863,113)	(203,259)	2,659,854	92.90%
Net loss attributable to noncontrolling interests	(52,019)	(205,995)	258,014	(496.00)%
TOTAL COMPREHENSIVE LOSS	(2,811,094)	(409,254)	2,401,840	(85.44)%
Foreign currency translation adjustment	187,029	357,565	$170,536	91.18%
TOTAL COMPREHENSIVE LOSS	(2,676,084)	154,306	$2,830,390	(105.77)%
Total comprehensive loss attributable to non-controlling interests	(48,238)	161,936	$210,174	(435.70)%
Total comprehensive loss attributable to ordinary shareholders	$(2,627,846)	$7,630	$3,139,454	(99.71)%

Net Revenue

Our net revenue consists of commissions and fees on our direct financing lease interest income and Medical consulting revenue. Net revenue increased by $ 2.5million, or 125 % to $0.5 million for the year ended June 30, 2023, compared to $(2.0) million for the year ended June 30, 2022. The increase is mainly due to a lower provision for lwease payment receivables.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income increase by $ 0.06 million, or 22.89%, to $0.30 million for the year ended June 30, 2023, compared to $0.24 million for the year ended June 30, 2022.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases decreased by $0.1 million, or 100%, to 0.1 thousand for the year ended June 30, 2023, compared to nil thousand for the year ended June 30, 2022. The decrease is mainly due to the full repayment of outstanding loans from banks and other financial institutions.

Provision for lease payment receivable

We accrue allowances for the impairment on our investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable decreased by $1.8, to $0.6million, for the year ended June 30, 2023, from $2.3 million for the year ended June 30, 2022. The decrease was primarily attributable to the outbreak of COVID-19, affecting the lessee’s ability to repay the rental expense and the Company had made specific allowance for the lease payment as at June 30 2023 based on the specific risk of collectability of the lessee was identified. Jinshang Leasing made a specific allowance of $110.65 million and $119.07 million for the years ended June 30, 2023 and 2022, respectively, for customers individually evaluated for impairment. Jinshang Leasing also made a general allowance of nil million and $3.8 million for the years ended June 30, 2023 and 2022, respectively, for customers collectively evaluated for impairment. On grounds of prudence, if the client default, we will make allowance for all uncollected principal and interests (including the amount due and not due) as provision.

Net direct financing lease interest income after provision for receivables

Net direct financing lease interest income after provision for receivables was $(0.4) million for the year ended June 30, 2023, compared to $(2.0) million for the year ended June 30, 2022.

Medical consulting revenuee

Medical consulting revenue was $0.005 million for the year ended June 30, 2023. Consulting revenue is primarily provided to customers for medical-related services provided in the course of transactions. This revenue is a new type of business revenue that began being be generated in the year ended June 30, 2022. We plan to expand this segment in the future. Medical consulting revenue is primarily provided to customers for medical-related services provided in the course of transactions.

Sales of medical equipment

Sales of medical equipment revenue was $1.3 million for the year ended June 30, 2023. The medical sector business has become the main source of revenue for wins.

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, depreciation of equipment, lawyer’s fees, professional fees, consultation fees and office supplies. Non-interest expenses decrease by $0.18 million, or19.90%, to $0.70million for the year ended June 30, 2023, compared to $0.87million for the year ended June 30, 2022. The decrease was primarily caused by a decrease in other operating expenses.

Non-interest expenses - Other operating expenses

	For the years ended June 30,
	2023	2022

Audit fees	59,269	63,203
service charge	157,245	110,955

Others	308,004	410,578
Total	$524,518	$584,736

The decrease in other operating expenses was mainly caused by: (i) a decrease inaudit fees amounting $0.06 million in the years ended June 30, 2023; and (ii) the others contain the impairment loss.

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

Income tax credit decreased by $24.6 million to a tax credit of $0.01 million for the year ended June 30, 2023, compared to a tax credit of $738 for the year ended June 30, 2022. The increase was primarily attributable to the increase of the medical business revenue increased. For the years ended June 30, 2023 and 2022, losses before taxes excluding the interest on investment securities and offshore expenses was $(0.19) million and $(2.86) million, respectively.

Net loss from continuing operation

As a result of the above, net loss from continuing operations was $ 0.19 million for the year ended June 30, 2023, compared to net loss from continuing operations of $2.86 million for the year ended June 30, 2022.

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

For the year ended June 30, 2023, there were two customers that accounted for 91% and 9% of the Jinshang Leasing's revenue, respectively. For the year ended June 30, 2022, there were two customers that accounted for 91% and 9% of the Jinshang Leasing's revenue, respectively.

As of June 30, 2023, two customers accounted 55% and 45%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2022, two customers accounted for 55% and 45%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

For the year ended June 30, 2023, there was one client that accounted for 100% of the Ruikai Taifu Medical consultation services revenue.

For the year ended June 30, 2023, there was one client that accounted for 100% of the Zhongrui Xukai Medical consultation services revenue.

For the year ended June 30, 2023, there was three clients that accounted for 40% ,11% and 10% of the Tianjin Runcheng Medical equipment revenue.

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

Contract Balances

For the year ended June 30, 2023 and 2022, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2023 and 2022, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2023 and 2022, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables.

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

2)Cancer diagnosis and treatment center. We will establish regional cancer diagnosis and treatment centers in major regions of China through mergers and acquisitions and new construction, providing the whole process services of examination, consultation, treatment, recovery and rehabilitation in the field of cancer. It is estimated that in the next five years, we will manage 20,000 beds, set up 15-30 regional cancer screening centers (Pet-CT), and establish a cancer disease cooperation network with 300 county-level grassroots public hospitals to jointly build pathology centers, cancer screening centers, and “medical green channel” services. Some tumor patients were transferred to our cancer diagnosis and treatment center for chemoradiotherapy.

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

As of June 30, 2023 and 2022, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

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

	June 30,	June 30,
	2022	2023
Balance sheet items, except for equity accounts	6.7114	7.2258

	For the years ended
	June 30
	2022	2023
Items in the statements of income and comprehensive income, and statements of cash flows	6.4571	6.9415

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

B.	Liquidity and Capital Resources

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

The following summarizes the key components of our cash flows from continuing operations for the years ended June 30, 2023 and 2022:

	For the years ended
	June 30,
	2022	2023
Net cash used in operating activities	$207,923	$71,872
Net cash used in investing activities	(70,894)	(19,437)
Net Cash (Used in) Financing Activities	—	(87,438)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(6,116)	(9,731)
Net decrease in cash and cash equivalents and restricted cash	$130,913	$(44,734)

Net cash used in operating activities was approximately $0.07 million for the year ended June 30, 2023, while net cash used in operating activities was approximately $0.2 million for the year ended June 30, 2022. The net cash provided by operating activities for the year ended June 30, 2023 mainly consisted of $0.06million of cash used in Provision for lease payment receviable. The net cash used in operating activities for the year ended June 30, 2022 mainly consisted of $0.2 million of cash used in minimum lease payment receivable.

Net cash provided by investing activities was$(0.02) million for the year ended June 30, 2023, while net cash used in investing activities was $(0.07) million for the year ended June 30, 2022. Net cash used in investing activities for the year ended June 30, 2023 mainly consisted of $0.01 million of related to purchase of subsidiaries and other business units. Net cash used in financing activities was $(0.09) million for the year ended June 30, 2023, while net cash used in financing activities was nil for the year ended June 30, 2022. shareholders.

Commitments and Contractual Obligations

The following table presents our material contractual obligations as of June 30, 2023 and 2022:

	Total as at
	June 30,	Less than	1 – 3	3 – 5	5+
Contractual Obligations	2023	1 year	years	years	years
Due to a related party	633,627	633,627	—	—	—
Operating lease obligations	49,946	49,946	—	—	—
	$683,573	683,573	—	$—	$—

	Total as at
	June 30,	Less than	1 – 3	3 – 5	5+
Contractual Obligations	2022	1 year	years	years	years
Due to a related party	464,000	464,000	—	—	—
Operating lease obligations	50,436	50,436	—	—	—
	$514,436	514,436	—	$—	$—

C.	Off-balance Sheet Arrangements

During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.2 million (RMB44 million) (included in Note 4 - net investment in direct financing leases) and the third party provides the remaining financing of $59.4 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2021, the maximum guarantee issued by Jinshang Leasing was $71.5 million (RMB462 million). As of June 30, 2023, the maximum guarantee issued by Jinshang Leasing was $63.9 million (RMB462 million).

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

Name	Age	Position(s)
Renhui Mu	48	Chairman, Chief Executive Officer, Chief Operating Officer and Director
Yuchan Cheng	41	Chief Financial Officer
Jianghua Huang (1)(2)(3)	60	Director
Jiyi Li (1)(2)(3)	48	Director
Peng Wang (1)(2)(3)	61	Director
(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating Committee

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

The aggregate compensation paid and other payments expensed by us to our directors and executive officers with respect to the year ended June 30, 2023 and 2022 was $ 242,896 and $170,406 respectively. This amount includes approximately $ 42,333 and $15,968 for the year ended June 30, 2023 and 2022 respectively, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

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

There is not any update progress since from June 30, 2023.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as of June 30, 2023. Based on that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of June 30, 2023 were not effective due to the material weaknesses in our internal control over financial reporting described below.

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

Our management does not believe that these material weaknesses had a material effect on our financial condition or results of operations or caused our financial statements as of and for the year ended June 30, 2023 to contain a material misstatement.

Our independent registered public accounting firm, Audit Alliance LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of June 30, 2023.

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

	2022	2023
Audit Fees(1)	$60,000	$50,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Total	$60,000	$50,000
(1)	The audit fees of $60,000 for the years ended June 30, 2022 were billed by Audit Alliance LLP, our independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements

The audit fees of $50,000 for the years ended June 30, 2023 were billed by Audit Alliance LLP, our independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements

(2)	There were no audit-related fees for the year ended June 30, 2023 and 2022.
(3)	There were no tax fees for the years ended June 30, 2023 and 2022.

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

ITEM 16G. CORPORATE GOVERNANCE.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted and insider trading policy governing the purchase, sale, and other disposition of the registrant’s securities by directors, senior management, and employees. A copy of the Policy is filed as Exhibits 16.1.

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
4.5

Loan Contract between Jinshang International Financial Leasing Co., Ltd. and Bank of China, Shouzhou Branch (incorporated by reference to Exhibit 10.9 to the Registrant Statement on Form S-4/A filed on May 11, 2015)

4.6

Loan Contract between Jinshang International Financial Leasing Co., Ltd. and China Citic Bank (incorporated by reference to Exhibit 10.10 to the Registrant Statement on Form S-4/A filed on May 11, 2015)

4.7

Tenancy Agreement between Jinshang International Financial Leasing Co., Ltd. and Beijing Dong Sheng International Culture Industry Development Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Registrant Statement on Form S-4/A filed on May 11, 2015)

4.8

Tenancy Agreement between Shanxi Dongsheng Financial Guarantee Co., Ltd. and Shanxi Province YuciWangcheng Enterprises Limited (incorporated by reference to Exhibit 10.12 to the Registrant Statement on Form S-4/A filed on May 11, 2015)

4.9

2015 Long Term Incentive Equity Plan (incorporated by reference to Annex D to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form S-4/A filed on September 21, 2015)

4.10

Summary Purchase-and-Lease-Back Agreement dated December 23, 2015 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd. (incorporated by reference to Exhibit 4.10 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)

4.11

Summary Purchase-and-Lease-Back Agreement dated April 23, 2016 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd. (incorporated by reference to Exhibit 4.11 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)

4.12

Equity Adjustment Agreement with Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd.) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd.) dated August 28, 2018 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on _October 31, 2018)

4.13

Amendment to Equity Adjustment Agreement with Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd.) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd.) dated October 26, 2018 (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed on _October 31, 2018)

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed on _October 31, 2018)
12.1	Certification of Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
16.1	Insider Trading Policy
99.1	Letter from Centurion ZD CPA & Co., dated July 6, 2020 (incorporated by reference to Exhibit 99.1 to the CurrentReport on Form 20-F filed on July 6, 2020)
101.1NS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WINS FINANCE HOLDINGS INC.

Date: November 15, 2023	By:	/s/ Renhui Mu
	Name:	Renhui Mu
	Title:	Chief Executive Officer and Chief Operating Officer
(Principal Executive Officer)

	By:	/s/ Yuchan Cheng
	Name:	Yuchan Cheng
	Title:	Chief Financial Officer
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
Website: www.allianceaudit.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Wins Finance Holdings Inc and Its Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Wins Finance Holdings Inc. and its subsidiaries (collectively, the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of operations and other comprehensive income/(loss), changes in stockholders’ deficit and cash flows for the year ended June 30, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of June 30, 2023 and 2022, and the related consolidated statements of operations and other comprehensive income/(loss), changes in stockholders’ deficit and cash flows for the year ended June 30, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP)

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, during the financial year ended 30 June 2023, the Company incurred a net loss of USD$ 203,259 and as of 30 June 2023, its net stockholders’ deficit was US$ 5,308,456 and its net current liabilities was negative US$ 1,468,197. These events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

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

November 15 2023

We have served as the Company’s auditor since 2020.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US dollars, except share data)

	June 30, 2023	June 30, 2022
ASSETS
Current assets
Cash and cash equivalents	$114,809	$159,543
Inventory	197,198	—
Due from Related party	253,626	—
Other assets	1,472,518	611,645
Total current assets	2,038,151	771,188
Non-current assets
Net investment in direct financing leases	—	688,663
Property and equipment, net	20,804	3,740
Total non-current assets	20,804	692,403
TOTAL ASSETS	$2,058,955	$1,463,591

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current liability
Other liabilities	3,506,348	4,307,188
Total current liability	3,506,348	4,307,188
Non-current liabilities
Deposits from direct financing leases	1,797,532	2,084,305
Due to related a party	633,627	464,000
Other Non-current liabilities	1,245,355	—
Total non-current liabilities	3,676,514	2,548,305
Total Liabilities	$7,182,862	$6,855,493

Stockholders’ Deficit
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2023 and 2022)	$1,984	1,984
Additional paid-in capital	211,962,111	211,934,432
Statutory reserve	4,687,085	4,687,085
Accumulated losses	(198,838,994)	(198,429,741)
Accumulated other comprehensive losses	(23,120,642)	(23,474,027)
Total Stockholders’ Deficit	(5,308,456)	(5,280,267)
Non-controlling interests	184,549	(111,635)
Total Deficit	(5,123,907)	(5,391,902)
TOTAL LIABILITIES AND DEFICIT	$2,058,955	$1,463,591

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME/(LOSS)

(In US dollars, except share data)

	For the years ended June 30,
	2023	2022	2021

Direct financing lease income
Direct financi cal social security sales ng lease interest income	298,310	242,740	174,306
Interest expense for direct financing lease	(127,488)	—	(11,181)
Provision for lease payment receivable	(584,653)	(2,258,060)	(9,495,002)
Net direct financing lease interest income after provision for receivables	(413,831)	(2,015,320)	(9,331,877)

Medical consulting revenue	4,757	30,682	—

Revenue from sales of medical equipment	1,343,715	—	—

Cost of medical equipment	(406,649)	—	—
Net revenue	527,992	(1,984,638)	(9,331,877)

Non-interest expense
Business taxes and surcharge	(4,786)	(231)	(476)
Salaries and employee charges	(297,151)	(276,546)	(920,194)
Rental expenses	(79,074)	(76,442)	(97,693)
Other operating expenses	(339,065)	(524,518)	(6,136,647)
Total non-interest expense	(720,076)	(877,737)	(7,155,010)

Loss before taxes	(192,084)	(2,862,375)	(16,486,887)

Income tax expense	(11,175)	(738)	(24,590,417)

NET LOSS	(203,259)	(2,863,113)	(41,077,304)

Net loss attributable to non-controlling interests	205,995	(52,019)	—

Net loss attributable to Wins Finance Holdings Inc..	(409,254)	(2,811,094)	(41,077,304)

Other comprehensive income(loss)
Foreign currency translation adjustment	357,564	187,029	2,381,422
TOTAL COMPREHENSIVE INCOME/(LOSS)	$154,305	$(2,676,084)	$(38,695,882)

Total comprehensive income/(loss) attributable to noncontrolling interests	161,935	(48,238)	—
Total comprehensive loss attributable to ordinary shareholders	(7,630)	(2,627,846)	(38,695,882)

Weighted-average ordinary shares outstanding
Basic	19,837,642	19,837,642	19,837,642
Diluted	19,837,642	19,837,642	19,837,642

Loss per share attributable to ordinary shareholders
Basic	$(0.02)	$(0.14)	$(2.07)
Diluted	$(0.02)	$(0.14)	$(2.07)
From continuing operation	$(0.01)	$(0.14)	$(2.07)
From discontinued operation	$—	$—	$—

See notes to the consolidated financial statements

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(In US dollars, except share data)

				Accumulated		Retained
				Other		Earnings/	Non
	Common Stock		Additional	Comprehensive	Statutory	(Accumulated	Controlling	Total
	Shares	Amount	Paid-in Capital	Losses	Reserve	Losses)	interests	Deficit
Balance as of June 30, 2021	19,837,642	$1,984	211,934,432	(23,657,276)	4,687,085	(195,618,646)	—	(2,652,421)
	—	—	—	—	—	—	(63,397)	(63,397)
Net loss	—	—	—	—	—	(2,811,094)	(52,019)	(2,863,113)
Foreign currency translation adjustment	—	—	—	183,248	—	—	3,781	187,029
Balance as of June 30, 2022	19,837,642	$1,984	211,934,432	(23,474,027)	4,687,085	(198,429,740)	(111,635)	(5,391,902)
Investment in new subsidiaries	—	—	—	—	—	—	86,010	86,010
Additional paid-in capital	—	—	27,679	—	—	—	—	27,679
Net loss	—	—	—	—	—	(409,254)	205,995	(203,259)
Foreign currency translation adjustment	—	—	—	353,385	—	—	4,179	357,564
Balance as of June 30, 2023	19,837,642	$1,984	211,962,111	(23,120,642)	4,687,085	(198,838,994)	184,549	(5,123,907)

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended June 30,
	2023	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(203,259)	$(2,863,113)	$(41,077,304)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	1,397	297	838
Property and equipment written off	—	—	24,718
Provision for lease payment receivables	56,291	2,258,060	9,495,002
Provision for other assets	—	—	3,017,816
Acquisition of additional interests in subsidiaries	116,785	—	—
Deferred tax expense	—	—	26,108,436
Changes in assets and liabilities:
Net investment in direct financing leases	609,547	(194,077)	5,887,016
Other assets	(941,464)	186,571	(628,927)
Lease receivable in lease agency transaction	—	—	2,085,456
Inventory	(205,276)	—	—
Interest payable	—	—	(8,874)
Income tax payable	—	—	(1,518,019)
Other non-current liability	1,296,367	—	—
Deposits from direct financing leases	(236,406)	115,404	(3,649,836)
Other liabilities	(422,111)	704,781	250,671
Net Cash Provided by (Used in) Operating Activities	71,872	207,923	(13,007)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(19,437)	(1,300)	—
Net cash paid for purchases of subsidiaries and other business units	—	(69,594)	—
Net Cash Used in Investing Activities	(19,437)	(70,894)	—

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment to loan from related parties	(264,014)	—	—
Borrowings from related parties	176,576	—	—
Net Cash Used in Financing Activities	(87,438)	—	—

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM CONTINUING OPERATION	(9,731)	(6,116)	2,817
EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM DISCONTINUED OPERATION	—	—	(7,553,701)

NET INCREASE/(DECREASE) CASH FROM CONTINUING OPERATION	(44,734)	130,913	(10,190)
NET DECREASE IN CASH FROM DISCONTINUED OPERATION	—	—	(7,553,701)

Cash and cash equivalents at beginning of year	$159,543	$28,630	$38,820
Cash and cash equivalents at beginning of year-disposal groups	$—	$—	$7,553,701
Cash and cash equivalents at end of year	114,809	159,543	28,630
Cash and cash equivalents at end of year-disposal groups	—	—	—

SUPPLEMENTAL CASH FLOW INFORMATION:
Continuing Operation
Cash paid for interest expense	$—	$—	$11,181

SUPPLEMENTAL NON-CASH FINANCING ACTIVITY:
Acquisition of additional interests in subsidiaries	$116,785	$—	$—

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS

The accompanying consolidated financial statements include the financial statements of Wins Finance Holdings Inc. (“Wins Finance”) and its subsidiaries, Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture),Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”), Dalian Ruikai Taifu Investment Management Co., Ltd. (“Ruikai Taifu) and Zhongrui Xuikai Beijing Technology Co., Ltd. (“Zhongrui Xuikai”). Wins Finance and its subsidiaries are collectively referred to as the “Company”.

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

On September 19, 2022, pursuant to the Capital Increase Agreement, the Company, through Zhongrui Xuikai, held a 51% equity interest in Tianjin Runcheng, a company registered in Tianjing, China. Tianjin Runcheng is mainly engaged in sales of medical devices and consumables.

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

FOR THE YEARS ENDED JUNE 30, 2023

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS (CON’T)

As at 30 June 2023 and the date of approval of the consolidated financial statements, the Company had the following wholly-owned subsidiaries:

Place and date of
Name of entity	establishment	Registered capital	Principal activities

Wins Finance Group	British Virgin Islands	US$ 30,000,100.00	A holding company 100%
Limited(“WFG”)	July 27, 2014		owned by Wins Finance

Full Shine Capital	Hong Kong		A holding company 100%
Resources Limited	August 01, 2013	HK$ 1.00	owned by WFG
(“Full Shine”)

Jinshang International	PRC	US$ 180,000,000.00	A company providing
Financial Leasing	May 18, 2009		financial leasing services and
Co.,Ltd (“Jingshang Leasing”)			100% owned by Full shine

Dalian Ruikai Taifu	PRC		A company providing
Investment Management	October 11, 2021	RMB 100,000,000.00	business service industry and
Co.,Ltd (“Ruikai Taifu”)			60% owned by Full shine

Zhongrui Xuikai Beijing	PRC		A company providing
Technology Co., Ltd	June 22, 2018	RMB 28,000,000.00	medical equipment sales and
(“Zhongrui Xuikai”)			71.43% owned by Ruikai Taifu

Tianjin Runcheng Medical	PRC		A company providing
Technology Co., LTD	July 10, 2020	RMB 20,410,000.00	medical equipment sales and
(“Tianjin Runcheng”)			51% owned by Zhongrui Xuikai

Going concern and management plans

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. In addition, Note 16 to the Company financial statements, which describes the uncertainty related to the outcome of the lawsuit filed against the Company. During the financial year ended 30 June 2023, the Company incurred a net loss of US $203,259 and as of 30 June 2023, its stockholders’ deficit was US$ 5,308,456 its net current liabilities was negative US$ 1,468,197. As of the fiscal year ending June 30, 2023, the company’s revenue has significantly increased compared to the fiscal year ending June 30, 2022, due to the end of the COVID-19 pandemic and the expansion of new business ventures according to the company’s management plan. However, the company is still operating at a loss. The Company’s ability to continue as a going concern dependents upon:

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

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS (CON’T)

Going concern and management plans (con’t)

As of June 30, 2023, the Company’s having a minimum cash balance on the consolidated statement of financial position. The Company has taken an intensive review of operations and expenditures, including selling, distribution, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from June 30, 2023. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

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

(b)   Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates. On an ongoing basis, management reviews these estimates using information that are currently available. Changes in facts and circumstances may cause Wins Finance to revise its estimates. Material estimates that are particularly susceptible to significant change in the near-term include the determination of the allowances for doubtful accounts receivable, inventory reserve provision and for guarantee losses.

Significant accounting estimates reflected in the financial statements include, but are not limited to: (i) the allowance for doubtful receivables; (ii) estimates of losses on unexpired contracts and financial guarantee service contracts; (iii) accrual of estimated liabilities; (iv) useful lives of long-lived assets; (v) impairment of long-lived assets; (vi) valuation allowance for deferred tax assets; (vii) contingencies; and (viii) share-based compensation; (viiii) inventory reserve provision.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

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

The Company’s chief operating decision-maker (“CODM”) has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the financing lease business. The Company’s net revenues are all generated from customers in the PRC. Hence, the Company operates and manages its business in three reportable segments, namely, the provision of financial services, medical consulting services and Sales medical equipment in the PRC domestic market.

For the year ended June 30, 2023, there were two customers that accounted for 57% and 43% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2022, there were two customers that accounted for 91% and 9% of the Jinshang Leasing’s revenue, respectively.

For the year ended June 30, 2022 and 2023, there was one customer that accounted for 100% of the Ruikai Taifu Medical consultation services revenue.

For the year ended June 30, 2023, three were customers that accounted for 38%, 13% and 11%, respectively, of Zhongrui Xuikai and Tianjin Runcheng revenues from the sale of medical equipment.

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

FOR THE YEARS ENDED JUNE 30, 2023

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

FOR THE YEARS ENDED JUNE 30, 2023

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

Contract Balances

For the year ended June 30, 2023 and 2022, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2023 and 2022, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2023 and 2022, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

(i)   Property and equipment, net

Property and equipment are recorded at cost less accumulated depreciation and impairment. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, with 3%salvage value. The average estimated useful lives of property and equipment are discussed in Note 5.

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

FOR THE YEARS ENDED JUNE 30, 2023

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

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2023 and 2022.

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

FOR THE YEARS ENDED JUNE 30, 2023

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

As of June 30, 2023 and 2022, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated statement of financial position, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

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

	June 30, 2023	June 30, 2022
Statement of financial position items, except for equity accounts	7.2258	6.7114

	For the years ended June 30
	2023	2022
Items in the statements of income and comprehensive income, and statements of cash flows	6.9415	6.4571

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

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

FOR THE YEARS ENDED JUNE 30, 2023

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

FOR THE YEARS ENDED JUNE 30, 2023

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

In June 2022, the FASB issued ASU No. 2022-03, Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, which stipulates that a contractual restriction on the sale of an equity security should not be considered part of the equity security’s unit of account and, therefore, should not be considered in measuring its fair value. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. The Company is currently evaluating the impact of the new guidance on our consolidated financial statements.

(x)  Impact of recently issued accounting pronouncements not yet adopted

In March 2020, the FASB issued ASU 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting", which provides optional expedients and exceptions for applying U.S. GAAP on contract modifications and hedge accounting to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. These optional expedients and exceptions provided in ASU 2020-04 are effective for the Company as of March 12, 2020 through December 31, 2022. The Company adopted this update in the first quarter of 2022 and the adoption did not have a material impact to the Company's Consolidated Financial Statements.

In August 2020, the FASB issued a new accounting update relating to convertible instruments and contracts in an entity's own equity. For convertible instruments, the accounting update reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current U.S. GAAP. The accounting update amends the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The accounting update also simplifies the diluted earnings per share calculation in certain areas. For public business entities, the update is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Entities are allowed to apply this update on either a full or modified retrospective basis. The Company adopted this update in the first quarter of 2022 and the adoption did not have a material impact to the Company's Consolidated Financial Statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(x)   Impact of recently issued accounting pronouncements not yet adopted (con’t)

In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. An entity should apply the amendments prospectively to modifications or exchanges occurring on or after the effective date of the amendments. The Company adopted this update in the first quarter of 2022 and the adoption did not have a material impact to the Company’s Consolidated Financial Statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for us are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company will adopt this update in the first quarter of 2023 and does not expect the adoption to have a material impact to the Company's Consolidated Financial Statements.

In March 2022, the FASB issued ASU 2022-02, Troubled Debt Restructurings and Vintage Disclosures. This ASU eliminates the accounting guidance for troubled debt restructurings by creditors that have adopted ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which the Company adopted on January 1, 2020. This ASU also enhances the disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. In addition, the ASU amends the guidance on vintage disclosures to require entities to disclose current period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20. The ASU is effective for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. Adoption of the ASU would be applied prospectively. Early adoption is also permitted, including adoption in an interim period. The Company will adopt this update in the first quarter of 2023 and does not expect the adoption to have a material impact to the Company's Consolidated Financial Statements.

In June 2022, the FASB issued ASU 2022-03 Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions. The update clarifies that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The update also clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The update also requires certain additional disclosures for equity securities subject to contractual sale restrictions. The amendments in this update are effective for the Company beginning January 1, 2024 on a prospective basis. Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

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

(z)   Employee retirement benefits

Pursuant to the relevant regulations of the PRC government, the Company’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Company’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended June 30, 2022 and 2023, are discussed in Note 11.

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

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(ab) Other assets

Other assets include accounts receivable, other receivables and advance to supplier.

Account receivables and other receivables are recorded net of allowance for uncollectible accounts.The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. As of June 30, 2023 and 2022, the Company did not accrue allowance for uncollectible balances.

Advances to suppliers include prepayments to the Company’s suppliers,advance payment depends on specific circumstances, such as the nature of goods or services, negotiations with suppliers, and the delivery time of products or services received from suppliers after the advance payment. The Company continuously monitors suppliers’ delivery and payment, while maintaining an estimated credit loss reserve based on historical experience and any specific supplier problems (such as the identified inventory supply interruption). If the Company has difficulty in receiving payment from any supplier, the Company will take the following measures: stop buying products from the supplier, demand an immediate refund of the Company’s advance payment, and take legal actions if necessary. During the reporting periods, no legal proceedings were brought. If all these steps are unsuccessful, the management will decide whether the advance payment should be retained or cancelled. The balance of allowance for doubtful accounts relating to advances to suppliers was Nil as of As of June 30, 2023 and 2022.

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

(ad) Inventories

Inventories, primarily consisting of finished goods, is stated at the lower of cost or net realizable value. Net realizable value is the estimated selling price in the normal course of business less any costs to complete and sell products. Cost of inventory is determined using first-in-first-out method. Allowances for obsolescence are also assessed based on expiration dates, as applicable, taking into consideration historical and expected future product sales.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

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

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. As of June 30, 2023 and 2022, the Company held cash and restricted cash was all Nil, that was not insured by any governmental authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with well-known financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.

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

FOR THE YEARS ENDED JUNE 30, 2023

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

NOTE 4 -             NET INVESTMENT IN DIRECT FINANCING LEASES

Jinshang Leasing’s leasing operations consist principally of leasing high value equipment under direct financing leases expiring in 1-6 years as of the balance sheets dates. The leases bear effective interest rate of 4.3% - 13.3% per annum.

The following is a summary of the components of the Jinshang Leasing’s net investment in direct financing leases at June 30, 2023 and 2022:

	June 30, 2023	June 30, 2022
Total minimum lease payments to be received	$113,888,592	$122,893,158
Less: Amounts representing estimated executory costs	—	—
Minimum lease payments receivable	113,888,592	122,893,158
Less: unearned income, representing interest	(3,243,488)	(3,137,139)
Present value of minimum lease receivable	110,645,104	119,756,019
Less: Allowance for uncollectible receivables	(110,645,104)	(119,067,356)
Net investment in direct financing leases	$—	$688,663

Future minimum lease receipts under non-cancellable direct financing lease arrangements are as follows:

	June 30, 2023	June 30, 2022
Within 1 year	$6,030	$332,802
2 years	—	41,764
3 years	38,797	101,782,289
4 years	96,582,534	14,659,311
5 years	11,900,382	6,076,992
6 years	5,360,850	—
Total minimum finance lease receivables	$113,888,592	$122,893,158

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 4 -             NET INVESTMENT IN DIRECT FINANCING LEASES (CON’T)

An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date the payment was contractually due. The accrual of direct financing lease interest income had been suspended on delinquent finance lease receivables with remaining contractual amounts due of $110,645,104 and $119,067,356 as of June 30, 2023 and 2022. As of June 30, 2023 and 2022, there were no recorded investment in direct financing leases past due 90 days or more and still accruing.

The following is a credit quality analysis of finance lease receivables. In the event that an instalment repayment of a finance lease receivables is overdue for more than 30 days, the entire outstanding balance of the finance lease receivables is classified as overdue. If the instalment repayment is overdue within 30 days, only the balance of this instalment is classified as overdue.

	June 30, 2023		June 30, 2022
Overdue and credit-impaired	$		$
– Overdue above 90 days		11,302,893		11,746,159
Not yet overdue but credit impaired		99,342,211		107,317,870

Overdue but not credit-impaired
Neither overdue nor impaired		—		691,990

Less: Allowances for impairment losses		(110,645,104)		(119,067,356)
Net investment in direct financing leases, end of year		$—		$688,663

The allowance for uncollectible minimum lease payments receivables in direct financing leases for the years ended June 30, 2023 and 2022 were as following:

	June 30, 2023	June 30, 2022
Allowance for uncollectible receivables at the beginning of year	$119,067,356	$121,442,109
(Reversal of Provision)for lease payment receivables	(1,755,062)	(25,971)
Provision for lease payment receivables	—	2,284,032
Effect of foreign currency translation	(6,667,190)	(4,632,814)
Allowance for uncollectible receivables at the end of year	$110,645,104	$119,067,356

	June 30, 2023	June 30, 2022
Allowance for uncollectible receivables relating to:
Individually evaluated for impairment	$110,645,104	$119,064,028
Collectively evaluated for impairment	—	3,328
Ending balance	$110,645,104	$119,067,356

Minimum lease payments receivable
Individually evaluated for impairment	$110,645,104	$119,064,028
Collectively evaluated for impairment	3,243,488	3,829,130
Ending balance	$113,888,592	$122,893,158

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

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

The risk classification of direct financing lease receivables is as follows:

	June 30, 2023	June 30, 2022
Normal	$3,243,488	$3,829,130
Abnormal	110,645,104	119,064,028
Total	$113,888,592	$122,893,158

NOTE 5 -             PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2023 and 2022 consisted of the following:

	Useful life	Salvage
	(years)	value	June 30, 2023	June 30, 2022
Office equipment	5	3%	186,642	200,947
Electric equipment	5	3%	30,418	26,945
Vehicles	4	3%	17.622	—
Less: accumulated depreciation			(213,879)	(224,152)
Property and equipment, net			$20,804	$3,740

Depreciation expense totaled $1,397 and $297 for the years ended June 30, 2023 and 2022, respectively.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 6 -             OTHER ASSETS

Other assets as of June 30, 2023 and 2022 consisted of:

	June 30, 2023	June 30, 2022
Account receivable	$401,399	$261,852
Advance to suppliers	290,260	—
Deposits receivable	474,640	32,822
Loans receivable	274,129	273,758
Other receivables	32,090	43,213
	$1,472,518	$611,645

NOTE 7 -              OTHER LIABILITIES

Other liabilities as of June 30, 2023 and 2022 consisted of:

	June 30, 2023	June 30, 2022
Other tax payable	$1,535,202	$1,630,159
Accounts payable	234,775	3,874
Contract liabilities	392,549	—
Accrued payroll	149,761	172,508
Compensation payable	—	1,260,000
Legal fee payable	321,430	381,224
Loans payable	58,660	263,205
Audit fee payable	50,000	60,000
Rental and property management fee payable	245,846	264,689
Deposit payable for goods	421,905	—
Other payables	96,220	271,529
	$3,506,348	$4,307,188

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 8 -           SHARE-BASED COMPENSATION

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

The following table summarizes stock award activity and related information for all of Wins Finance’s Equity Plans for the years ended June 30, 2023 and 2022:

Weighted Average
		Weighted	Remaining
	Number of	Average	Contractual
	Shares	Exercise Price	Term In Years
$
Outstanding, July 1, 2016	1,270,000	12	2.42
Granted	—	12	3.00
Exercised	—	—	—
Forfeited	(1,190,000)	12	—
Canceled	(80,000)	12	—
Outstanding, June 30, 2017, 2018, 2019, 2020, 2021 and 2022	—	—	—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Canceled	—	—	—
Outstanding, June 30, 2023	—	—	—

Exercisable, June 30, 2022 and 2023	—	—	—
Vested and expected to vest, June 30, 2022 and 2023	—	—	—

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 8 -           SHARE-BASED COMPENSATION (CON’T)

2015 Long-Term Incentive Equity Plan (con’t)

During the year ended June 30, 2017, 1,190,000 options were forfeited and 80,000 options were cancelled due to the termination of the holders’ employment prior to vesting. On February 14, 2017, Wins Finance terminated the remaining option agreements with the employees for no consideration. No options remained outstanding following the cancellation and as of June 30, 2022 and 2023.

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

In connection with the grant of stock options to employees, the Company recorded share-based compensation charges of nil and nil, respectively, for the years ended June 30, 2023 and 2022, respectively. The negative amount in 2017 resulted from the reversal of share-based compensation expense for the Company’s options that were cancelled due to the termination of the holder’s employment prior to vesting.

NOTE 9 -           CAPITALIZATION

Common Stock

As of October 26, 2015, Wins Finance is authorized to issue up to 100,000,000 ordinary shares with a par value of $0.0001, 21,526,747 shares of Common Stock were issued and outstanding. 16,800,000 and 4,726,747 ordinary shares were held by WFG’s shareholders and former stockholders of Sino, respectively.

On June 28, 2016, the Company repurchased 5,100 of its ordinary shares from Bradley Reifler, a former director of the Company, for $60,180, and 1,480,000 shares from Bluesky LLC for $17,464,000. Of the amounts payable to Bluesky LLC, $17 million was paid. Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President. Balance of $464,000 remained unpaid as of June 30, 2023 and June 30, 2022.

On December 2, 2016, the Company repurchased 204,005 of its ordinary shares from Richard Xu, a former officer of the Company, for a consideration of $204.

As of June 30, 2023 and 2022, there were 19,837,642 shares of common stock issued and outstanding.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 10 -           STATUTORY RESERVE

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

NOTE 11 -           EMPLOYEE RETIREMENT BENEFITS

The Company has made employee benefit contributions in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the salaries and employee charges when incurred. The contributions made by the Companies were $32 239 and $89,501 for the year ended June 30, 2023 and 2022, respectively.

NOTE 12 -           LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years ended June 30, 2023 and 2022, respectively:

	June 30, 2023	June 30, 2022
Net loss attributable to the common shareholders	$(409,254)	$(2,811,094)

Basic weighted-average common shares outstanding	19,837,642	19,837,642
Effect of dilutive securities
Diluted weighted-average common shares outstanding	19,837,642	19,837,642
Loss per share – Basic	$(0.02)	$(0.14)
Loss per share – Diluted	$(0.02)	$(0.14)

Basic earnings per share are computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by adding other common stock equivalents, including non-vested common share in the weighted average number of common shares outstanding for a period, if dilutive. As of June 30, 2023 and 2022, there were no dilutive securities.

NOTE 13 -           INCOME TAXES

Pursuant to the relevant rules and regulations of the Cayman Islands and the BVI, the Company and its subsidiary incorporated therein are not subject to any income tax pursuant to the rules and regulations of their respective countries of incorporation.

No Hong Kong Profits Tax has been made for the years ended June 30, 2023 and 2022 as Full Shine had no assessable profits arising in Hong Kong.

The provision for PRC Enterprise Income Tax (“EIT) is calculated at 25% of the estimated assessable profits of the subsidiaries established in the PRC during the years ended June 30, 2023 and 2022.

Under the EIT Law, investment income from security funds is exempted from PRC EIT.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 13 -           INCOME TAXES (CON’T)

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

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits of the position, and measures the unrecognized benefits associated with the tax position. For the years ended June 30, 2023 and 2022, the Company had no unrecognized tax benefits.

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

Income tax payable represented enterprise income tax at a rate of 25% of taxable income the Company accrued but not paid. Income tax payable as of June 30, 2023 and 2022 comprises:

	June 30, 2023	June 30, 2022
Ruikai Taifu	$—	738
Zhongrui Xuikai	10,820	—
Tianjin Runcheng	355	—
Total	$11,175	$738

	For the year ended June 30,
	2023	2022
Current income tax benefit (expense)	$(11,175)	(738)
Total expense for income taxes	$(11,175)	(738)

The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 25% is as follows:

	June 30, 2023	June 30, 2022
PRC statutory tax	25%	25%
Effect of non-deductible expenses	—	—%
Effect of non-taxable income	—	—%
Effect of preferential tax rate	(21.5)%	(22.5)%
Others	—%	—%
Effective tax rate	3.5%	2.5%

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 14 -           RELATED PARTY TRANSACTIONS AND BALANCES

Related party balances

1)	Nature of relationships with related parties

Name	Relationship with the Company
Beijing Fu Sheng Xing Trading Co., LTD.	Wanrui Wanjia (Beijing) Science and Trade Co., Ltd. holds 60% of the shares, and Fushun Capital Co., Ltd. holds 40% of the shares.
Wanrui Wanjia (Beijing) Technology and Trade Co., LTD	Jinshang International Financial Leasing Co., Ltd. Legal Person Wu Zhe Holdings 100%
Wang Junying	Shareholders of Tianjin Runcheng
Wang Mingsheng	Shareholders of Ruikai Taifu
Wang Xiaohua	Shareholders of Zhongrui Xukai
Zhongrui Huatai (Beijing) Hospital Management Co. LTD	The legal representative of the company is Wang Mingsheng, who holds 40% of the shares; Wang Wenlong is the major shareholder with a shareholding ratio of 60%
Tianjin Kangye Tiancheng Trading Co. LTD	Shareholder of Wang Mingsheng

2)	Related party balances as of June 30, 2023 and 2022 (apart from those disclosed elsewhere in these financial statements) consisted of:

	June 30, 2023	June 30, 2022

Due from related parties
Beijing Fu Sheng Xing Trading Co., LTD.	$131,249	$—
Wanrui Wanjia (Beijing) Technology and Trade Co., LTD	65,584	—
Wang Junying	48,489	—
Wang Mingsheng	8,304	—
Total	$253,626	$—

	June 30, 2023	June 30, 2022

Due to related party
Bluesky LLC	$464,000	$464,000
Zhongrui Huatai (Beijing) Hospital Management Co. LTD	89,847	—
Wang Xiaohua	45,183	—
Tianjin Kangye Tiancheng Trading Co. LTD	34,597	—
Total	$633,627	$464,000

Bluesky LLC is a limited liability Company owned and controlled by Bluesky Family Trust, a family trust benefitting the family of Jianming Hao, the Company’s former Chairman, Co-Chief Executive Officer and President.

The amount due to Bluesky LLC was non-trade in nature, interest free, unsecured and due on demand.

NOTE 15 -           DEPOSITS FROM DIRECT FINANCING LEASES

The deposit for direct finance leasing is delivered to the company by the customer when the company signs the finance lease contract as a guarantee for the performance of the contract, the deposit does not bear interest. The balance of the direct financing margin as of June 30, 2023 and 2022 was $ 1,797,532 and $ 2,084,305 respectively.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 16 -           COMMITMENTS AND CONTINGENCIES

Lease commitments:

The Company’s Jinshang Leasing, Zhongrui Xuikai and Tianjin Runcheng entered into operating lease agreements with landlords to lease office space in Beijing and Tianjin.

The following table sets forth our contractual obligations as of June 30, 2023:

For the year ended June 30,	Operating lease
2023	$41,988
2024	7,958
Total	$49,946

Litigation

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2023, the Company was involved in 1 lawsuits in China, which the Company is a defendant in relation to its financing lease business (see below). The cases are in the process of being enforced.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2023

NOTE 16 -           COMMITMENTS AND CONTINGENCIES (CON’T)

Litigation (con’t)

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

As of this date and to the best of our knowledge, neither the Company nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, motions for appointment as lead plaintiff(s) and lead counsel were filled on or before September 24, 2020, following the Court’s resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims. There is not any update progress since from June 30, 2023.

NOTE 17 -           SUBSEQUENT EVENTS

No subsequent event which had a material impact on the Company was identified through the date of issuance of the financial statements.