Form 20-F
period 2024-06-30
Wins Finance Holdings Inc.
filed 2025-03-07
CIK 1640251

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 20-F

☐              REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

As of February 25, 2025, the registrant had 25,892,642 ordinary shares outstanding.

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

CERTAIN INFORMATION

In this Annual Report on Form 20-F, or the “Annual Report”, unless the context indicates otherwise, all references to the terms “Wins Finance” “we,” “us,” “our company,” “the Company” and “our,” refer to Wins Finance Holdings Inc. and its wholly-owned subsidiaries, Wins Holdings LLC(“WHL”),Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Dalian Ruikai Taifu Investment Management Co., LTD.(“Ruikai taifu”) Zhongrui Xukai (Beijing) Technology Co., LTD.(“Zhongrui xukai”), All references to “China” or “PRC” and the “Chinese government” refer to the People’s Republic of China and its government. In this Annual Report, all references to “Renminbi,” or “RMB” are to the legal currency of China and all references to “USD”. “U.S. dollars,” “dollars,” “$” or “US$” are to the legal currency of the United States.

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

On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables

On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables

On August 24, 2023, Dalian Rikkai Taifu Investment Management Co., Ltd. acquired 50.8198 % of the equity interest of Beijing Shi Yue Gong Tu Medical Equipment Co., LTD., a company engaged in the sale of medical equipment.

Our medical business will mainly focus on the following areas:

●	Sales of domestic medical characteristic equipment and consumables.. We have established a sales agent system covering the whole country, and selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and other products.
●	Cancer diagnosis and treatment center. We will establish regional cancer diagnosis and treatment centers in major regions of China through acquisitions and new construction, providing examination, consultation, treatment, recovery and rehabilitation. In the next five years, we plan to manage 20,000 beds, set up 15-30 regional cancer screening centers (Pet-CT), and establish a cancer disease cooperation network with 300 county-level grassroots public hospitals to jointly build pathology centers, cancer screening centers, and “medical green channel” services. Some tumor patients were transferred to our cancer diagnosis and treatment center for chemoradiotherapy.

●	On September 25, 2024, Wins Finance Holdings Inc. (the “Company”) entered into a supplementary agreement (the “Supplementary Agreement”) with Jude Gongsheng International Medical Investment Management （Beijing） LLC. (聚德共生国际医疗投资管理（北京）有限公司), a China company (“Investor 1”), and Mr. Renhui Mu (“Investor 2”) (“Investor 1” and “Investor 2” together are collectively called the “Investors”) to amend the terms of the share subscription agreement signed on May 15, 2024 (“Main Agreement”).Pursuant to the Main Agreement, the Investors agreed to purchase 76,100,000 ordinary shares of the company for an aggregate purchase price of $7,610,000 by no later than September 30, 2024 (the “Outside Closing Date”).Pursuant to the Supplementary Agreement, the parties agreed that the Outside Closing Date would be extended to December 31, 2024.
●	On November 25, 2024, Wins Finance Holdings Inc. (the “Company”) entered into a share subscription agreement (the “Agreement”) with Mr. Jun Fan (the “Investor”). Pursuant to the Agreement, the Investor agreed to purchase 5,600,000 ordinary shares (the “Shares”) of the company for an aggregate purchase price of $560,000 (“Purchase Price”). Pursuant to the Agreement, the Investor may require the Company to repurchase the Shares at the Purchase Price within one year of the date of the Agreement.

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

A.Reserved

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

You should carefully consider the following factors and other information in this annual report before you decide to invest in our ordinary shares. If any of the risks referred to below occur, our business, financial condition and results of operations could suffer. In any such case, the trading price of our ordinary shares could decline, and you may lose all or part of your investment. Some of the risks related o include:

●	We have identified a material weakness in our business continuing status over financial reporting as of June 30, 2022. If we are unable to have more cash flow from our business and develop our business in the new medical business, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.
●	We are transitioning our business to medical equipment, a business with which we do not have any experience historically.
●	our internal controls could become ineffective in the future.Any failure to maintain effective internal controls could adversely impact our ability to report our financial results on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations.

●	Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections.
●	All our operations are through our office space located in China. However, due to the long arm provisions under the current PRC laws and regulations, the Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our ordinary shares. Changes in the policies, regulations, rules, and the enforcement of laws of the Chinese government may also be quick with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.
●	If the Chinese government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to investors and cause the value of our ordinary shares to significantly decline or be worthless.
●	The China legal system embodies uncertainties which could limit the legal protections available to the Company.
●	A downturn in China or global economy, and economic and political policies of China could materially and adversely affect our business and financial condition.
●	China Securities Regulatory Commission and other Chinese government agencies may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. As a result, our investors and us will face uncertainty about future actions by the PRC government that could significantly affect our ability to continue to trade in the U.S. and cause the value of our securities to significantly decline or be worthless.
●	The Chinese government may exercise significant oversight and discretion over the conduct of our business and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We have been traded publicly since 2015 and therefore believe that we are not currently required to obtain approval from Chinese authorities to list on U.S. exchanges; however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors.
●	Our current business is subject to a variety of PRC laws and other obligations regarding financial regulations and medical equipment trading regulations. We have obtained all of the necessary approval on carrying out our business. However, we may not be able to continue our business upon the new change of those laws and obligations.
●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations we may pursue in the future.
●	You may face difficulties in protecting your interests and exercising your rights as a shareholder since we conduct substantially all of our operations in China, and certain of our executive officers and/or directors reside outside the U.S.
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management based on foreign laws.
●	We are a foreign private issuer and, as a result, we are not be subject to U.S. proxy rules and are subject to the Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those applicable to a U.S. issuer.
●	Spectacular Bid Limited owns approximately 67% of our outstanding common stock and its interests may differ from those of our other stockholders.

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

In 2020, two subsidiaries of the company in Shanxi were involved in criminal cases and were frozen and lost control. After the incident, the company fully disclosed the matter to the public through filling and responses to SEC comments.The SEC takes the position that audit reports that express a qualified opinion due to a departure from GAAP, like the one our auditor provided on our financial statements, do not meet the requirements of Regulation S-X, and that financial statements not in conformity with GAAP, like ours, are presumed to be inaccurate or misleading, notwithstanding explanatory disclosures in footnotes or in the accountant’s report. Notwithstanding the position of the SEC, we believed that it was preferable for us to release the information contained in the 2020 Annual Report on Form 20-F to our stockholders than to withhold such information.

Our business focus is shifting to medical equipment sales of Wins

Due to the disposal of our financial guarantee business, we expanded into new business channels and sought new strategic partners, On October 11, 2021, we established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7,2022, we acquired 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD. Dalian Taifu and Zhongrui Xukai are newly established companies in the medical sector and have not been operating for a long time. Dalian Taifu is responsible administrative licensing, preliminary acceptance and various operating requirements of Shanxi Transformation Comprehensive Reform Health Examination Center, including responsibility for the completion of the medical center, the establishment and improvement of the business systems and staff training. Zhongrui Xukai is mainly engaged in medical equipment and consumables sales and medical service consulting. On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables. On August 24, 2023, Dalian Rikkai Taifu Investment Management Co., Ltd. acquired 50.8198% of the equity interest of Beijing Shi Yue Gong Tu Medical Equipment Co., LTD., a company engaged in the sale of medical equipment.

Starting in 2024, over the next 5-10 years, Wins plans to further develop its medical business and improve its revenues and profit margin. Wins plans to continue to acquire private medical groups, medical equipment and consumables manufacturers. Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). We expect to continue to conduct our financial business and provide financing services for listed companies and large state-owned enterprises.

The company has preliminarily established a sales channel for medical equipment. Although we expect the market to expand in the future, and that sales revenue will increase as well, there is no guarantee that it will do so.Wins’ medical business will also face some challenges, the main risk factors are policy factors and market factors. China has issued many policies in the field of medical and health care to regulate the centralized procurement of medical equipment, consumables and drugs. At the same time, the overall management of the hospital and the corresponding insurance settlement policy have certain standards. These policies will have some impact on the sales of domestic characteristic equipment and consumables of Wins, which could delay the transaction or increase the cost on selling Market competition in the medical industry has intensified. With the increasing number of new products, drugs and diagnosis and treatment programs in the field of cancer diagnosis and treatment, the cancer diagnosis and treatment center of Wins must also update the diagnosis and treatment programs, equipment and drugs in a timely manner. It may increase the cost on development and selling.

Our business is subject to greater credit risks than if we provided leases to larger and more established clients, and our proprietary risk management system may not be adequate to protect against client defaults.

The business of providing financial leasing involves a variety of risks, including the risk that the loans we made will not be repaid on time or at all, and our risk management procedures may not fully eliminate these risks. We mainly focus on providing services to Chinese small & medium enterprises (“SMEs”), including microenterprises, which have limited access to financing, and microcredit companies in China. Some of our clients are at the early stage of their business and have limited financial resources, making them vulnerable to adverse competitive, economic or regulatory conditions. These customers may expose us to greater credit risks than larger or more established businesses with longer operating histories. We seek to manage our credit risk exposure through client due diligence, credit approvals, establishing credit limits, requiring security measures and portfolio monitoring. While these procedures are designed to provide us with the information needed to implement adjustments where necessary, and to take proactive corrective actions, there can be no assurance that such measures will be effective in avoiding undue credit risk. During the year ended June 30, 2024, the provision for our lease payment receivables totaled nil million.

Our historical financial results may not be indicative of our future performance.

Our business has achieved rapid growth during the past few years. Our financial leasing business commenced in 2009 and therefore has a limited operating history. Our net revenue increased from $1.3 million for the year ended June 30, 2012 to $9.7 million for the year ended June 30, 2017, representing an increase of 672.6%. However, on June 9, 2020, the Changzhi Public Security Bureau (the “Bureau”) enforced a judgement against Jinchen Agriculture. Pursuant to this action, the Bureau froze the assets of Jinchen Agriculture and its subsidiary Dongsheng Guarantee. The Company’s appointed legal counsel was unable to determine the cause of the freeze as the authorities have not provided such information, but it has advised the Company that the Company no longer has control of the assets or operations of Jinchen Agriculture and Dongsheng Guarantee. On January 6 2021, the company entered into an agreement to transferred Jinchen Agriculture and Dongsheng Guarantee’ equity to a third party. Therefore, we will not be able to consolidate Jinchen Agriculture and its subsidiary Dongsheng Guarantee into our financial statements. The Company’s other businesses are unaffected by the dispsal and continue to operate normally. The Company’s net revenue (not including Jinchen Agriculture and Dongsheng Guarantee) increased from $0.5 million for the year ended June 30, 2023 to $3.7 million for the year ended June 30, 2024, representing an increase of 603%, mainly caused by the acquisition of Shi Yue Gong Tu Medical Equipment Co., LTD . The Company’s net revenue was 2.0 million for the year ended June 30, 2024. The revenue of Shiyuegongtu was $1.9 million.

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

We may expand our business and enter other regional markets in the future. However, we may be unable to replicate our success in new markets. In expanding our business, we may enter markets in which we have limited, or no, experience. We may not be familiar with the local business and regulatory environment and we may fail to attract a sufficient number of customers due to our limited presence in that region. In addition, competitive conditions in new markets may be different from those in our existing market and may make it difficult or impossible for us to operate profitably in these new markets. If we are unable to manage these and other difficulties in our expansion into other regions in China, our prospects and results of operations may be adversely affected.

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

As of June 30, 2023, our allowance for finance lease payment receivable was $110.65 million. The amount of provisions or allowances has been based on our management’s assessment of, and expectations concerning, various factors affecting the quality of our loan portfolio, such as the customers’ financial condition, repayment ability, historical default rates, the anticipated realizable value of any collateral, regional economic conditions, government policies, interest rates and other factors, and the applicable PRC rules and regulations governing provisions for losses. If our assessment and expectations differ from actual events, or if the quality of loan portfolios deteriorates, our provisions or allowance may not be adequate to cover our actual losses and we may need to set aside additional provisions or allowance, which could materially and adversely affect our profitability. Our business is subject to fluctuations based on local economic conditions. These fluctuations are neither predictable nor within our control and may have a material adverse impact on our operations and financial condition. We may increase our impairment losses for investment in financial leases based on any such change of economic conditions and the change of management’s assessment. Regulatory authorities may also require an increase in the provision or allowance for loan losses. Any increase in the allowance for loan losses would result in a decrease in net income and may have a material adverse effect on our financial condition and results of operations. As of June 30, 2024, our allowance for finance lease payment receivable was$112.95 million, due to the transformation of our business.

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

We had material weaknesses in our internal control in financial reporting in the past. Although we do not currently believe that there are any material weaknesses, any material weaknesses could adversely affect our ability to report our results of operations and financial condition accurately and in a timely manner.

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

We have no insurance coverage for our financial leasing business, investment assets or deposits in our bank accounts, which could expose us to significant costs and business disruption.

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

Foreign ownership financial leasing businesses may be changed due to the uncertainty of evolving PRC laws and regulations.

We operate our financial leasing business under foreign ownership structures in China. According to the Catalogue for the Guidance of Foreign Investment Industries (“Foreign Investment Catalogue”) promulgated by the Ministry of Commerce of the PRC (“MOFCOM”) and the National Development and Reform Commission (“NDRC”) on June 27, 2017 and effective as of July 28, 2017, our operation of financial leasing businesses with foreign ownership is permitted under current PRC laws and regulations. However, the PRC laws and regulations are not fully developed and the Chinese government has been revising the laws and regulations since the Reform and Opening-up in 1979. There is still significant uncertainty resulting from the evolving PRC laws and regulations. As a result, foreign investment in these financial industries may be restricted or prohibited in the future if PRC laws and regulations are changed or revised due to evolving political or economic conditions.

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

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately ordinary shares from the Nasdaq or deregistration from the SEC, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate our auditor. In that case, our securities may no longer be permitted to trade on the over tehvocounter marklet. The delisting of our securities, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections may deprive our investors with the benefits of such inspections.

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

Spectacular Bid Limited owns approximately 67% of our outstanding common stock and its interests may differ from those of our other stockholders.

As of June 30, 2024, Spectacular Bid Limited owned approximately 51.9% of our outstanding common stock. Spectacular Bid has the right to nominate three members of our board of directors. Therefore, Spactular Bid can control our operations and may have different interests than our other shareholders.

On 28 February 2020, the High Court of the Hong Kong Special Administrative Region (the "High Court") ordered Mr. Lai Ka Yan and Mr. Ho Kwok Leung of Deloitte Touche Tohmatsu & Co. to be appointed as the joint and several provisional liquidators of Spectacular Bid (the "Provisional Liquidators"). It is unclear what will happen to our shares in the future.

We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, assuming we are treated as a foreign corporation for U.S. federal income tax purposes, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (including our pro rata share of the gross income of certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (including our pro rata share of the assets of certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the section of this Annual Report captioned “Taxation—United States Federal Income Taxation—General” under Item 10.E.) of our ordinary shares, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Based on the composition (and estimated values) of our assets and the nature of our income and that of our subsidiaries during our taxable year ended June 30, 2024, we don’t believe that we are a PFIC for such year. However, because we have not performed a definitive analysis as to our PFIC status for such taxable year ended June 30, 2024, there can be no assurance in respect to our PFIC status for such year. There also can be no assurance in respect to our status as a PFIC for our current taxable year or any future taxable year. U.S. Holders of our ordinary shares are urged to consult their own tax advisors regarding the possible application of the PFIC rules. See the discussion in the section of this Annual Report under Item 10.E entitled “Taxation—United States Federal Income Taxation—U.S. Holders—Passive Foreign Investment Company Rules.”

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

Beginning in November 2016 and through June 2017, our stock price experienced extreme price and volume fluctuations having nothing to do with the performance of our business. We do not know the cause of such fluctuations, but such fluctuations have resulted in significant adverse consequences to us. Class action litigations have been filed against us due to such fluctuations and the trading halt instituted by Nasdaq, on which we were listed at the time. Although we do not believe that the class action litigations have any merit, we cannot predict the outcome of the litigations, or whether other regulatory agencies (such as the SEC), will proceed against us. If a judgment is entered against us in the class action litigations or if a regulatory agency take action against us, our business may suffer and the value of our ordinary shares may significantly decrease.

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

On August 24, 2023, Dalian Rikai Taifu Investment Management Co., Ltd. acquired 50.8198% of the equity interest of Beijing Shi Yue Gong Tu Medical Equipment Co., LTD., a company engaged in the sale of medical equipment.

On September 25, 2024, Wins Finance Holdings Inc. (the “Company”) entered into a supplementary agreement (the “Supplementary Agreement”) with Jude Gongsheng International Medical Investment Management （Beijing） LLC. (聚德共生国际医疗投资管理（北京）有限公司), a China company (“Investor 1”), and Mr. Renhui Mu (“Investor 2”) (“Investor 1” and “Investor 2” together are collectively called the “Investors”) to amend the terms of the share subscription agreement signed on May 15, 2024 (“Main Agreement”).Pursuant to the Main Agreement, the Investors agreed to purchase 76,100,000 ordinary shares of the company for an aggregate purchase price of $7,610,000 by no later than September 30, 2024 (the “Outside Closing Date”).Pursuant to the Supplementary Agreement, the parties agreed that the Outside Closing Date would be extended to December 31, 2024. As of December 31, 2024, the term stipulated in the investment agreement has expired, and this investment agreement is terminated.

On November 25, 2024, Wins Finance Holdings Inc. (the “Company”) entered into a share subscription agreement (the “Agreement”) with Mr. Jun Fan (the “Investor”). Pursuant to the Agreement, the Investor agreed to purchase 5,600,000 ordinary shares (the “Shares”) of the company for an aggregate purchase price of $560,000 (“Purchase Price”). Pursuant to the Agreement, the Investor may require the Company to repurchase the Shares at the Purchase Price within one year of the date of the Agreement.

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

Financial Advisory and Agency Services

In addition to the provision of financial leasing, we also enter into separate financial consultancy services agreements with customers, under which the customer pays us consultancy fees. We provide tailor-made financial consultancy services by proposing various customized financing methods or products to customers and assisting customers in acquiring financing. In connection with these consultancy arrangements, our customers may utilize our financial services depending on individual circumstances and if the customer satisfies our requirements and risk assessment criteria. Under certain circumstances, our company could also act as a financing dealer between other financial leasing companies who need capital and financial institutions who are willing to provide capital, in which case it would record a net of interest income for the transactions.

Medical equipment and medical service consulting

Dalian Taifu and Zhongrui Xukai are newly established companies in the medical sector and have not been operating for a long time. Dalian Taifu is responsible for handling the administrative licensing, preliminary acceptance and various operation requirements of Shanxi Transformation Comprehensive Reform Health Examination Center, including responsibility for the completion of the medical center, the establishment and improvement of the business systems and staff training. Zhonngrui Xukai is mainly engaged in medical equipment and consumables sales and medical service consulting. On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables. On August 24, 2023, Dalian Rikkai Taifu Investment Management Co., Ltd. acquired 50.8198% of the equity interest of Beijing Shi Yue Gong Tu Medical Equipment Co., LTD., a company engaged in the sale of medical equipment.Starting in 2024, in the next 5-10 years, Wins will further develop the medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2%), the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15%). Based on Wins’s development plan and market expectation in 2024, Wins will continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi Biotechnology Co., Ltd. and Xinbo Medical Technology Co., Ltd. are expected to be completed in the coming years). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.

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

Medical Business

Despite the global economic recession, China’s medical, pharmaceutical and medical device industries have maintained strong growth.Wins will further develop the medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2%), the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15%). Wins will continue to acquire private medical groups, medical equipment and consumables manufacturers Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.Due to the impact of the COVID-19 epidemic and China’s economic downturn, the growth of the medical sector is less than expected, but with the economic recovery and the implementation of economic stimulus policies, the development prospects of the medical sector are very optimistic.

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

Our products

We currently offer the following principal products and services to our customers, which primarily constitute SMEs: (1) financial leasing; and (2) financial advisory and agency services; and (3) Medical equipment and medical service consulting. The following table shows the components of revenue, their respective percentages of our net fee and interest income for the period indicated:

	For the years ended June 30,
	2024		2023
	US$’000%		US$’000%
Direct financing lease income	—	—	298	18.0%
Financial advisory and agency income	—	—	—	—
Medical equipment and medical service consulting.	54,564	100.0%	1,348	82.0%
Total revenues	54,564	100.0%	1,646	100.0%

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

Starting from 2022, in the next 5-10 years, Wins Financial will further develop the medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2%), the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15%). Wins Financial will continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi Biotechnology Co., Ltd. and Xinbo Medical Technology Co., Ltd. are expected to be completed in thecoming ywars). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). In 2023, the medical sector has become the main source of income for Wins, but Wins continues to do market its financial leasing business and provides financing services for listed companies and large state-owned enterprises.

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

Business Process Risk Management

We have a standard business process for reviewing, processing and approving a leasing application.

●	Application Acceptance: We consider whether to accept a client’s application for a lease based upon an initial assessment of the customer’s background and purpose of the request. Typically, potential SMEs clients falling into one of our “Trusted Business Circles” will have much larger probability of acceptance.
●	Due Diligence: Typically, we review but do not fully rely on a client’s financial statements, which in China are sometimes of questionable accuracy.

We like to access first-hand information which cannot be influenced by the clients. We usually conduct due diligence on the following aspects:

●	Credit History: although the credit history of SMEs is often limited, we will deny those clients who have any default history with a bank or other financial source;
●	On-Site Investigation: We determine from direct sources a client’s utility usage, which can help verify their level of business activity (with quarterly monitoring of clients’ utility usage during the term of any transaction);
●	Public Information: We review employee hiring history in the prior 6 months. Increase in SME hiring typically correlates directly with working capital requirements to expand production capacity. This information is easy to obtain from governmental sources;
●	Net Worth of Controlling Party: We typically limit transaction value to an amount which is smaller than the net worth of any controlling party of the SME target;
●	Reputation of the Controlling Party: Typically, there is less risk is less if the reputation of controlling party is good;
●	Lifestyle of Controlling Party: Lifestyle of controlling party in the past 6 months is also important. Any changes could raise a concern; and

●	Counter-guarantee: We assess the quality and quantity of the above security measures to determine the extent to which a counter-guarantee is required. Similar due diligence measures and standards are applied to any counter-guarantor.

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

Our SME Clients and Clients’ Expansion Strategy

Clients

For the year ended June 30, 2024, Jinshang Leasing did not generate any revenue. For the year ended June 30, 2023, there were two customers that accounted for 91% and 9% of the Jinshang Leasing’s revenue, respectively.

For the year ended June 30, 2024, there was one client that accounted for 100% of the Ruikai Taifu Medical consultation services revenue.

For the year ended June 30, 2024, there was two clients that accounted for 76% and 21% of the Zhongrui Xukai Medical consultation services revenue.

For the year ended June 30, 2024, there was two clients that accounted for53% and20% of the Tianjin Runcheng Medical equipment revenue.

For the year ended June 30, 2024, there was one clients that accounted for 13% of the Shiyuegongtu Medical equipment revenue.

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

On August 24, 2023, Dalian Ruikai Taifu Investment Management Co., Ltd. acquired 50.8198% of the equity interest of Beijing Shi Yue Gong Tu Medical Equipment Co., LTD., a company engaged in the sale of medical equipment.

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

Starting from 2024, in the next 5-10 years, Wins Financial will further develop the medical sector and improve its income sources and profit margin (compared with the net interest margin of debt financing projects (about 2)%, the return rate of equipment sales and consumables sales in the general medical field will be increased to about 15)%. Wins Financial will continue to acquire private medical groups, medical equipment and consumables manufacturers (Tianjin Boshuobi Biotechnology Co., Ltd. and Xinbo Medical Technology Co., Ltd. are expected to be completed in thecoming ywars). Increase the sales of medical equipment and consumables (orthopedic consumables, optic-optical super, Pet-CT, etc.). In 2024, the medical sector has become the main source of income for Wins,Continue to do financial business and provide financing services for listed companies and large state-owned enterprises.

Overview

Wins Finance, a Cayman Island holding company with business operations in China. We have two lines of business, (i) as an integrated lending solution provider mainly serving small-and-medium sized enterprises (SMEs) in Beijing and Shanxi Province providing financial service and supplementary service, and (ii) in medical equipment sales and medical service consulting.

As a lending solutions provider we provide the following services:

●	Financial Leasing (or Capital Leasing): We provide direct equipment leasing or purchase-leaseback services to SMEs, to satisfy SMEs’ cash flow needs;
●	Financing advisory: We structure suitable financing solutions for SME clients based upon their needs and qualifications, designed to help SMEs save on taxes, lower financing costs, and provide other benefits.

As a medical equipment sales and medical service consulting business we provide:

●	established a sales agent system covering the whole country, and have begun selling PET-CT products (Beijing Ruishi Kang, Beijing Sanuo United, Shanghai United Film), crema ultrasound (Xinbo Medical), B-ultrasound (Shanghai United Film, Samsung), orthopedic consumables (Tianjin Boshuobi) and other product
●	establish regional cancer diagnosis and treatment centers in major regions of China through acquisitions and new construction, providing examination, consultation, treatment, recovery and rehabilitation for cancer patients.
●	Establish cooperation and promotion sales channels for medical equipment and consumables business in group companies. Through the innovation of hospital supply chain model, the establishment of domestic leading supply chain integrated service industry norms.

Credit risks, including impairment losses on the investment in financial leases, are inherent in our business. Our risk control system, based upon our "Trusted Business Circle" of core enterprises, has proved practical and efficient given the limitations in the current credit system in China. During these periods there were several financial leasing contracts outstanding. The impaired losses of our lease receivables were $0.6 million and $2.2 million for the years ended June 30, 2024 and 2023, respectively.

On October 11, 2021, we established Dalian Ruikai Taifu Investment Management Co., LTD., which specializes in the medical equipment sales business. On April 7,2022，We acquired a 71.43% interest in Zhongrui Xukai (Beijing) Technology Co., LTD.In the future, we believe that the medical business will become our main source of income. On September 19, 2022, Zhongrui Xukai (Beijing) Technology Co., Ltd. acquired 51% shares of Tianjin Runcheng Medical Technology Co., LTD., which is engaged in the sales of medical devices and consumables. On August 24, 2023, Dalian Rikkai Taifu Investment Management Co., Ltd. acquired 50.8198% of the equity interest of Beijing Shi Yue Gong Tu Medical Equipment Co., LTD., a company engaged in the sale of medical equipment.

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

2)Cancer diagnosis and treatment center. We will establish regional cancer diagnosis and treatment centers in major regions of China through mergers and acquisitions and new construction, providing the whole process services of examination, consultation, treatment, recovery and rehabilitation in the field of cancer. It is estimated that in the next five years, we will manage 20,000 beds, set up 15-30 regional cancer screening centers (Pet-CT), and establish a cancer disease cooperation network with 300 county-level grassroots public hospitals to jointly build pathology centers, cancer screening centers, and “medical green channel”

3)Engaged in the sales of medical consumables and equipment, mainly committed to the cooperation and promotion of medical equipment and consumables business in group companies, and has established sales channels with major group medical sectors. Through the innovation of hospital supply chain model, the establishment of domestic leading supply chain integrated service industry norms.

4)Application and development of brain computer medicine

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

PRC Limitation on Overseas Listing and Share Issuances

As our securities have traded in the United States since 2015, (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether we are subject to the M&A Regulations (as defined hereinafter); and (b) our businesses do not relate to any sensitive industry identified by Chinese Law, we believe that we are not required to obtain any licenses or approvals, under applicable PRC laws and regulations, for offering securities to foreign investors. We also believe we are not required to obtain approvals from any PRC government authorities, including the CSRC or the Cyberspace Administration of China (the “CAC”), or any other government entity, to operate and to issue our securities to foreign investors and to trade in the U.S. As of the date of this report, we have not received any inquiry, notice, warning, sanctions or regulatory objection to our offering from the CSRC or any other PRC governmental authorities. However, applicable laws, regulations, or interpretations of PRC may change, and the relevant PRC government agencies could reach a different conclusion and may subject us to a stringent approval process from the relevant government entities in connection with our continued trading in the U.S., and the issuance of shares or the maintenance of our status as a publicly traded company outside China. It is uncertain when and whether we will be required to obtain permission from the PRC government to continue to trade in the U.S. in the future and offer our securities to foreign investors. If we (i) do not receive or maintain such permissions or approvals, should the approval be required in the future by the PRC government, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, and we are denied permissions or approvals from Chinese authorities to trade in the U.S. or offer our securities to foreign investors, we may not be able to trade in the U.S. or be subject to other severe consequences, which would materially affect the interest of the investors. In addition, any changes in PRC law, regulations, or interpretations may severely affect our operations.

Recent PCAOB Developments

Wins Finance Holdings Inc. is a company incorporated under the laws of the Cayman Islands. For the years ended June 30, 2024 our auditor is Audit Alliance LLP which is located in Singapore. Audit Alliance LLP is subject to the determinations announced by the PCAOB on December 16, 2021. Future Developments in China laws may restrict our auditor’s ability or willingness to continue auditing our business. If Wins cannot be inspected by the PCAOB for three consecutive years, the trading of our securities on any U.S. national securities exchanges, as well as any over-the-counter trading in the U.S., will be prohibited.

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

Results of Operations

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

	For the years ended June 30,		Changes
	2024	2023	$	%
Direct financing lease income
Direct financing lease interest income	$0	298,310	$(298,310)	$(100)%
Interest expense for direct financing lease	—	(127,488)	127,488	(100)%
Provision for lease payment receivable	0	(584,653)	584,653	(100)%
Net direct financing lease interest income after provision for receivables	0	(413,831)	(412,831)	(100)%

Medical consulting revenue	6,765	4,757	2,008	42%
Revenue from sales of medical equipment	54,557,617	1,343,715	53,213,902	3,960%
Cost of medical equipment	(50,853,512)	(406,649)	(50,446,863)	12,406%

Net revenue	3,710,870	527,992	3,182,878	603%

Non-interest expense
Business taxes and surcharge	(113,204)	(4,786)	(108,418)	2,265%
Salaries and employees charges	(1,375,575)	(297,151)	(1,078,424)	363%
Rental expenses	(392,373)	(79,074)	(313,299)	396%
Other operating expenses	(2,346,737)	(339,065)	(2,007,672)	592%
Total non-interest expense	(4,227,889)	(720,076)	(3,507,813)	487%

Loss before taxes	(517,019)	(192,084)	(324,953)	169%

Income tax expense	(236,021)	(11,175)	(224,846)	2,012%
NET LOSSES	(753,040)	(203,259)	(549,781)	270%
Net loss attributable to noncontrolling interests	(536,429)	205,995	(742,424)	(496.00)%
Net loss attributable toWins finance holdings inc.	(216,611)	(409,254)	(2,401,840)	360%
Foreign currency translation adjustment	464,219	357,565	$106,654	30%
TOTAL COMPREHENSIVE LOSS	(288,821)	154,306	$(443,127)	(287)%
Total comprehensive loss attributable to non-controlling interests	(441,526)	161,936	$(603,462)	(373)%
Total comprehensive loss attributable to ordinary shareholders	$152,705	$(7,630)	$160,335	(2,101)%

Net Revenue

Our net revenue consists of commissions and fees on our direct financing lease interest income and Medical consulting revenue. Net revenue increased by $ 3.2million, or 603 % to $3.7 million for the year ended June 30, 2024, compared to $0.5 million for the year ended June 30, 2032. The increase is mainly due to the acquisition of Shiyuegongtu. The revenue of Shiyuegongtu was $1.9 million.

Direct financing lease income

Direct financing lease interest income

Direct financing lease interest income decrease by $ 0.3 million, or 100%, to nil for the year ended June 30, 2024, compared to $0.3 million for the year ended June 30, 2023, because we're transitioning from our leasing business to medical sales business.

Interest expense for capital lease

Interest expense for capital leases represents the interest incurred on the long-term loans from banks and other financial institutions for financial support for capital leases. Interest expense for capital leases decreased by $0.1 million, or 100%, to nil for the year ended June 30, 2024, compared to $0.1 million for the year ended June 30, 2023. The decrease is mainly due to the full repayment of outstanding loans from banks and other financial institutions.

Provision for lease payment receivable

We accrue allowances for the impairment on our investment in direct financing leases based on historical experience and an estimate of collectability of the lease receivables. Provision for lease payment receivable decreased by $0.6, to nil, for the year ended June 30, 2024, from $0.6 million for the year ended June 30, 2023. The decrease was primarily attributable to the outbreak of COVID-19, affecting the lessee’s ability to repay the rental expense and the Company had made specific allowance for the lease payment as at June 30 2023 based on the specific risk of collectability of the lessee was identified. Jinshang Leasing made a specific allowance of $112.95 million and $110.65 million for the years ended June 30, 2024 and 2023, respectively, for customers individually evaluated for impairment. Jinshang Leasing also made no general impairment allowance for the years ended June 30, 2024 and 2023. If a client defaults, we make allowance for all uncollected principal and interests (including the amount due and not due) as provision.

Net direct financing lease interest income after provision for receivables

Net direct financing lease interest income after provision for receivables was nil for the year ended June 30, 2024, compared to $(0.4) million for the year ended June 30, 2023.

Medical consulting revenuee

Medical consulting revenue was $0.006 million for the year ended June 30, 2024. Consulting revenue is primarily provided to customers for medical-related services provided in the course of transactions. This revenue is a new type of business revenue that began being be generated in the year ended June 30, 2023. We plan to expand this segment in the future. Medical consulting revenue is primarily provided to customers for medical-related services provided in the course of transactions.

Sales of medical equipment

Sales of medical equipment revenue was $54.56 million for the year ended June 30, 2024. The medical sector business has become the main source of revenue for wins. Sales of medical equipment revenue increased by $53.26 million, or 4097%, to 54.56 million for the year ended June 30, 2024, compared to 1.3 million for the year ended June 30, 2023.The reason for the growth is the acquisition of the Sheyuegongtu. Sales of medical equipment revenue of Sheyuegongtu was $52.27 million

Non-interest expenses

Non-interest expenses mainly consisted of business tax and surcharges, salary and benefits for employees, office rental expenses, traveling costs, depreciation of equipment, lawyer’s fees, professional fees, consultation fees and office supplies. Non-interest expenses increase by $3.5 million, or 500%, to $4.2 million for the year ended June 30, 2024, compared to $0.7 million for the year ended June 30, 2023. The increase was primarily caused by the acquisition of the Sheyuegongtu.. Non-interest expenses of Sheyuegongtu is $2.68 million.

Non-interest expenses - Other operating expenses

	For the years ended June 30,
	2024	2023

Audit fee	2,634	59,269
service charge	44,728	157,245

Others	4,133,165	308,004
Total	$4,180,527	$524,518

The increase in other operating expenses was mainly caused by: (i) a decrease inaudit fees amounting $0.05 million in the years ended June 30, 2024; and (ii) the others contain the the acquisition of the Sheyuegongtu.The increase is mainly due to the Salaries and employees surcharge.

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

Income tax credit increased by $0.19 million to a tax credit of $0.2 million for the year ended June 30, 2024, compared to a tax credit of 0.01 million for the year ended June 30, 2023. The increase was primarily attributable to the increase of the medical business revenue increased. For the years ended June 30, 2024 and 2023, losses before taxes excluding the interest on investment securities and offshore expenses was $(0.52) million and $(0.19) million, respectively.

Net loss from continuing operation

As a result of the above, net loss from continuing operations was $ 0.22 million for the year ended June 30, 2024, compared to net loss from continuing operations of $0.19 million for the year ended June 30, 2023.

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

For the year ended June 30, 2023, there was three clients that accounted for 40%,11% and 10% of the Tianjin Runcheng Medical equipment revenue.

For the year ended June 30, 2024, there were two customers that accounted for 91% and 9% of the Jinshang Leasing’s revenue, respectively. For the year ended June 30, 2023, there were two customers that accounted for 91% and 9% of the Jinshang Leasing’s revenue, respectively.

As of June 30, 2024, two customers accounted 55% and 45%, respectively, of the minimum lease payments receivable of Jinshang Leasing. As of June 30, 2023, two customers accounted for 55% and 45%, respectively, of the minimum lease payments receivable of Jinshang Leasing.

For the year ended June 30, 2024, there was one client that accounted for 100% of the Ruikai Taifu Medical consultation services revenue.

For the year ended June 30, 2024, there was two clients that accounted for 76% and 21% of the Zhongrui Xukai Medical consultation services revenue.

For the year ended June 30, 2024, there was two clients that accounted for 53% and 20% of the Tianjin Runcheng Medical equipment revenue.

For the year ended June 30, 2024, there was two clients that accounted for 13% and 9% of the Shiyuegongtu Medical equipment revenue.

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

Contract Balances

For the years ended June 30, 2024 and 2023, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2024 and 2023, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2024 and 2023, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2023 and 2024

Non-marketable equity investments

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

On August 24, 2023, Dalian Rikkai Taifu Investment Management Co., Ltd. acquired 50.8198% of the equity interest of Beijing Shi Yue Gong Tu Medical Equipment Co., LTD., a company engaged in the sale of medical equipment.

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

3)Engaged in the sales of medical consumables and equipment, mainly committed to the cooperation and promotion of medical equipment and consumables business in group companies, and has established sales channels with major group medical sectors. Through the innovation of hospital supply chain model, the establishment of domestic leading supply chain integrated service industry norms.

4)Application and development of brain computer medicine

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

As of June 30, 2024 and 2023, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated balance sheets, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

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

	June 30,	June 30,
	2023	2024
Balance sheet items, except for equity accounts	7.2258	7.2672

	For the years ended
	June 30
	2023	2024
Items in the statements of income and comprehensive income, and statements of cash flows	6.9415	6.9728

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

The following summarizes the key components of our cash flows from continuing operations for the years ended June 30, 2024 and 2023:

Our management team believes that there is a gap between the current cash level and the operating needs, and the company is seeking additional financing for its operations.

	For the years ended
	June 30,
	2024	2023
Net cash (used in) provided by operating activities	$(9,081,141)	$71,872
Net cash used in investing activities	(201)	(19,437)
Net Cash provided by (used in) Financing Activities	9,561,818	(87,438)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(20,132)	(9,731)
Net decrease in cash and cash equivalents and restricted cash	$460,343	$(44,734)

Net cash used in operating activities was approximately $ (9.08) million for the year ended June 30, 2024, while net cash used in operating activities was approximately $0.07 million for the year ended June 30, 2023. The net cash provided by operating activities for the year ended June 30, 2024 mainly consisted of $(44.47) million of cash used in Other assets. The net cash used in operating activities for the year ended June 30, 2023 mainly consisted of $0.06 million of cash used in provision for lease payment receivable. The reason for the growth is the acquisition of the Sheyuegongtu.

Net cash provided by investing activities was $7.1 million for the year ended June 30, 2024, while net cash used in investing activities was $0.1 million for the year ended June 30, 2023. Net cash used in investing activities for the year ended June 30, 2024 mainly consisted of $7.1 million of related to purchase of subsidiaries and other business units. Net cash used in financing activities was $(0.006) million for the year ended June 30, 2024, while net cash used in financing activities was (0.09) million for the year ended June 30, 2023. shareholders. The reason for the growth is the acquisition of the Sheyuegongtu.

Commitments and Contractual Obligations

The following table presents our material contractual obligations as of June 30, 2024 and 2023:

	Total as at
	June 30,	Less than	1 – 3	3 – 5	5+
Contractual Obligations	2023	1 year	years	years	years
Due to a related party	633,627	633,627	—	—	—
Operating lease obligations	0	0	—	—	—
	$633,627	633,627	—	$—	$—

	Total as at
	June 30,	Less than	1 – 3	3 – 5	5+
Contractual Obligations	2024	1 year	years	years	years
Due to a related party	2,932,725	2,932,725	—	—	—
Due from Related party	626,207	626,207	—	—	—
Operating lease obligations	126,388	126,388	—	—	—
	$3,685,320	3,685,320	—	$—	$—

Off-balance Sheet Arrangements

During the year ended June 30, 2018, Jinshang Leasing and a third party jointly entered into certain finance lease contracts with a customer with total contract amount of $70.1 million (RMB464 million). Jinshang Leasing provides financing to the customer of $6.2 million (RMB44 million) (included in Note 4 - net investment in direct financing leases) and the third party provides the remaining financing of $59.4 million (RMB420 million), for a period up to August 2020. Jinshang Leasing also acts as a guarantor and is obligated to pay the third party if the customer fails to pay the obligations when they become due. As of June 30, 2021, the maximum guarantee issued by Jinshang Leasing was $71.5 million (RMB462 million). As of June 30, 2023, the maximum guarantee issued by Jinshang Leasing was $63.57 million (RMB462 million).

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

Name	Age	Position(s)
Renhui Mu	49	Chairman, Chief Executive Officer, Chief Operating Officer and Director
Yuchan Cheng	42	Chief Financial Officer
Jianghua Huang (1)(2)(3)	61	Director
Jiyi Li (1)(2)(3)	49	Director
Peng Wang (1)(2)(3)	62	Director
(1)	Member of our Audit Committee.
(2)	Member of our Compensation Committee.
(3)	Member of our Nominating Committee

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

The aggregate compensation paid and other payments expensed by us to our directors and executive officers with respect to the year ended June 30, 2024 and 2023 was $ 298,915 and $242,896 respectively. This amount includes approximately $ 102,988 and $42,333 for the year ended June 30, 2024 and 2023 respectively, set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in our industry.

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

As of June 30, 2024, we had 13 full-time employees. We recruit personnel from the open market and enter into employment contracts with employees. We offer competitive remuneration packages to employees, including salaries and bonuses to qualified employees. We provide staff training on a regular basis to enhance employees’ knowledge of financial products in the market and the applicable laws and regulations in relation to the industry in which we operate.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major shareholders

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 25, 2025 by (i) each person or entity known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our executive officers and directors individually; and (iii) all of our executive officers and directors as a group.

The percentage of beneficial ownership of our ordinary shares is based on 25,892,642 ordinary shares outstanding as of February 25, 2025. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. All options and warrants currently exercisable or exercisable into ordinary shares within 60 days of February 25, 2025 are deemed to be outstanding and beneficially owned by the shareholder holding such options or warrants for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option or warrant. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other shareholder.

Except as indicated in the footnotes below, we believe that the persons named in the table below have sole voting and investment power with respect to the ordinary shares indicated in the table as being beneficially owned by them.

As of February 25, 2025, based on information provided to us by our transfer agent in the United States and other information reasonably available to us, we had 351 holders of record. Such holders of record held, as of that date, accounted for 98.8% of our outstanding ordinary shares, the vast majority of which are held outside the United States. The number of record holders is not representative of the number of beneficial holders of our ordinary shares, as 1.2% of our outstanding ordinary shares are recorded in the name of Cede & Co. as nominee for the Depository Trust Company, in whose name all shares held in “street name” are held in the United States.

	Ordinary Shares
	Beneficially Owned
Name and Address of Beneficial Owner (1)	Number		Percent (2)
5% or Greater Shareholders (other than directors and executive officers)
Peilin Zhao	1,009,000	(3)	5.1%
Great Finance Holdings Limited	1,100,000	(4)	5.5%
Spectacular Bid Limited	13,440,000	(5)	67.7%
Cosmic Expert Ltd.	1,620,000	(6)	8.2%
Jun Fan Directors and Executive Officers	5,600,000	(7)
Renhui Mu	130,110		*
Junfeng Zhao	840,000	(8)	4.2%
Yuchan Cheng	50,000	(9)	*
Jianhua Huang	65,000	(10)	*
Jiyi Li	—		*
Peng Wang	—		*
All director and executive officers as a group (5 persons)	1,085,110		4.2%

As of February 25, 2025, the common stock was 25,892,642.

*	Less than 1% of our ordinary shares.
(1)	Unless otherwise indicated the business address for the above individuals and entities is c/o Wins Finance Holdings Inc., 1F, Building 7, No. 58 Jianguo Road, Chaoyang District, Beijing 100024.

(2)	The percentage of beneficial ownership is calculated based on 19,837,642 outstanding ordinary shares, as of September 27, 2022.
(3)	Peilin Zhao’s business address is Room 2705-10, China Insurance Group Building, 141 Des Voeux Road Central, Hong Kong.
(4)	Represents shares held by Jing Zhao and Great Finance Holdings Limited, of which Ms. Zhao controls and therefore has voting and disposition power over such shares. The foregoing is based on a Schedule 13D/A filed October 16, 2015.
(5)	Spectacular Bid Limited is now under management of Deloitte Hong Kong who is the liquidator of Freeman FinTech Corporation Limited Deloitte. Freeman FinTech Corporation Limited was a publicly traded company on the Hong Kong Stock Exchange.
(6)	Represents shares held by Cosmic Expert Ltd, which Wenyu Li controls. As such, she has voting and dispositive power over such shares.
(7)	Represents shares held by Glowing Assets Holdings Ltd, of which Mr. Zhao, the former CFO of Wins Finance Holdings Inc., is the sole officer and director and as such controls the voting and disposition of such shares.

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

With respect to non-corporate U.S. Holders, any such dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “ — Taxation on the Disposition of Ordinary Shares” below) provided that (1) our ordinary shares are readily tradable on an established securities market in the United States, or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (2) we are not a PFIC, as discussed below, for either the taxable year in which such dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under published IRS authority, ordinary shares are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges. Although our ordinary shares are currently listed on the NASDAQ Capital Market, U.S. Holders nevertheless should consult their own tax advisors regarding the availability of the lower rate for any dividends paid in respect to our ordinary shares.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure controls and procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) as of June 30, 2024. Based on that evaluation, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has concluded that our disclosure controls and procedures as of June 30, 2024 were effective.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over the financial reporting as of June 30, 2024, using criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, our management concluded that our internal control over financial reporting was effective as of June 30, 2024.

Our independent registered public accounting firm, Audit Alliance LLP, has audited the effectiveness of our Company’s internal control over financial reporting as of June 30, 2024.

(d) Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that occurred during the year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. It should be noted that while our management believes that our disclosure controls and procedures provide a reasonable level of assurance; our management does not expect that our disclosure controls and procedures or internal financial controls will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

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

	2024	2023
Audit Fees(1)	$70,000	$50,000
Audit-Related Fees(2)	—	—
Tax Fees(3)	—	—
Total	$70,000	$50,000
(1)	The audit fees of $60,000 for the years ended June 30, 2022 were billed by Audit Alliance LLP, our independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements

The audit fees of $50,000 for the years ended June 30, 2023 were billed by Audit Alliance LLP, our independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements

The audit fees of $80,000 for the years ended June 30, 2024 were billed by Audit Alliance LLP, our independent registered public accounting firm, for professional services rendered for the integrated audits and review of our financial statements

(2)	There were no audit-related fees for the year ended June 30, 2024 and 2023.
(3)	There were no tax fees for the years ended June 30, 2024 and 2023.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

None.

ITEM 16G. CORPORATE GOVERNANCE.

None.

ITEM 16H. MINE SAFETY DISCLOSURE.

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted and insider trading policy governing the purchase, sale, and other disposition of the registrant’s securities by directors, senior management, and employees.

The policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to the registrant. A copy of the Policy is filed as Exhibits 11.1.

ITEM 16K. CYBERSECURITY

Our board of directors is responsible for overseeing our cybersecurity risk management and be informed on risks from cybersecurity threats. Our board of directors will review, approve, and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) relating to cybersecurity matters in our periodic reports (including annual report on Form 20-F).

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

Financial Statements are set forth under Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our Financial Statements beginning on pages F-1 through F-35, as set forth in the following index, are hereby incorporated herein by reference. These Financial Statements are filed as part of this Annual Report.

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

4.3

Escrow Agreement dated as of October 27, 2016 among Wins Finance Holdings Inc., the Representative (as described in the Agreement and Plan of Reorganization) and Continental Stock Transfer & Trust Company, as Escrow Agent (incorporated by reference to Annex F to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form 424B3 filed on September 21, 2015)

4.4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 of Sino’s Form 8-K filed on April 27, 2015).
4.5

Loan Contract between Jinshang International Financial Leasing Co., Ltd. and Bank of China, Shouzhou Branch (incorporated by reference to Exhibit 10.9 to the Registrant Statement on Form S-4/A filed on May 11, 2015)

4.6

Loan Contract between Jinshang International Financial Leasing Co., Ltd. and China Citic Bank (incorporated by reference to Exhibit 10.10 to the Registrant Statement on Form S-4/A filed on May 11, 2015)

4.7

Tenancy Agreement between Jinshang International Financial Leasing Co., Ltd. and Beijing Dong Sheng International Culture Industry Development Co., Ltd. (incorporated by reference to Exhibit 10.11 to the Registrant Statement on Form S-4/A filed on May 11, 2015)

4.8

Tenancy Agreement between Shanxi Dongsheng Financial Guarantee Co., Ltd. and Shanxi Province YuciWangcheng Enterprises Limited (incorporated by reference to Exhibit 10.12 to the Registrant Statement on Form S-4/A filed on May 11, 2015)

4.9

2015 Long Term Incentive Equity Plan (incorporated by reference to Annex D to the definitive Proxy Statement/Prospectus included with the Registration Statement on Form 424B3 filed on September 21, 2015)

4.10

Summary Purchase-and-Lease-Back Agreement dated December 23, 2015 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd. (incorporated by reference to Exhibit 4.10 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)

4.11

Summary Purchase-and-Lease-Back Agreement dated April 23, 2016 by and between Jinshang International Financial Lease Co., Ltd, and Liaoning Sg Automotive Group Co., Ltd. (incorporated by reference to Exhibit 4.11 to Amendment No. 1 to the Annual Report on Form 20-F filed on _October 24, 2016)

4.12

Equity Adjustment Agreement with Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd.) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd.) dated August 28, 2018 (incorporated by reference to Exhibit 4.12 to the Annual Report on Form 20-F filed on _October 31, 2018)

4.13

Amendment to Equity Adjustment Agreement with Mercury International Financial Leasing (Tianjin) Co., Ltd. (formerly translated as Chenxing International (Tianjin) Financial Leasing Co., Ltd.) and Zhongtou Jinchuang (China) Financial Holding Group Co., Limited (formerly translated as Sino Investment Jinchuang Financial Holding Co., Ltd.) dated October 26, 2018 (incorporated by reference to Exhibit 4.13 to the Annual Report on Form 20-F filed on _October 31, 2018)

8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F filed on _October 31, 2018)
11.1	Insider Trading Policy
12.1	Certification of Chief Executive Officers Pursuant to Rule 13a-14(a)/15d-14(a)
12.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a)
13.1	Certification of Chief Executive Officers and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Letter from Centurion ZD CPA & Co., dated July 6, 2020 (incorporated by reference to Exhibit 99.1 to the CurrentReport on Form 20-F filed on July 6, 2020)
101.1NS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definitions Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

WINS FINANCE HOLDINGS INC.

Date:March 7, 2025	By:	/s/ Renhui Mu
	Name:	Renhui Mu
	Title:	Chief Executive Officer and Chief Operating Officer
(Principal Executive Officer)

	By:	/s/ Yuchan Cheng
	Name:	Yuchan Cheng
	Title:	Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

FINANCIAL STATEMENTS

AG

UEN: T12LL1223B GST Reg No: M90367663E	Tel: (65) 6227 5428
Website: www.allianceaudit.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Shareholders of Wins Finance Holdings Inc

Opinion on the Financial Statements

We have audited the acCompanying consolidated statement of financial position of Wins Finance Holdings Inc. and its subsidiaries (the “Company”) as of June 30, 2023 and 2024, and the related consolidated statements of operations and other comprehensive income/(loss), changes in stockholders’ deficit and cash flows for the years ended June 30, 2022, 2023 and 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated statement of financial position of the Company as of June 30, 2023 and 2024, and the results of its operations and its cash flows for each of the years ended June 30, 2022, 2023 and 2024, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”)

Material Uncertainty Related to Going Concern

The acCompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, during the financial year ended June 30, 2024, the Company had a net cash outflow from operating activities amounting to $9,081,141. The Company incurred a net loss of $753,040, and as of June 30, 2024, its stockholders’ deficit was $2,313,141, with accumulated losses of $199,055,605. These events or conditions indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern.

In addition, we draw attention to Note 20 of the financial statements, which describes the uncertainty related to the outcome of the lawsuit filed against the Company, and we also draw attention to Note 1 of the financial statements, which describe the Company facing uncertainty as to the operational impact of the COVID-19 outbreak on the Company’s financial leasing business resulting had a material adverse effect on the Company’s results of operation, cash flows and liquidity. The financial statements have been prepared on a going concern basis in view of the Company will be able to:

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audits of its internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

March 7, 2025

We have served as the Company’s auditor since 2020.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(In US dollars, except share data)

	June 30, 2023	June 30, 2024
ASSETS
Current assets
Cash and cash equivalents	$114,809	$575,152
Accounts receivable, net	401,399	22,636,995
Advance to suppliers	290,260	18,006,908
Inventories, net	197,198	1,599,069
Due from Related parties	253,626	626,207
Other assets	780,859	3,485,881
Total current assets	2,038,151	46,930,212
Non-current assets
Right-of-use asset	—	126,388
Property and equipment, net	20,804	22,521
Intangible assets	—	5,277
Total non-current assets	20,804	154,186
TOTAL ASSETS	$2,058,955	$47,084,398

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Liabilities
Current liability
Bank loan	—	3,933,853
Accounts payable	234,775	19,597,987
Contract liabilities	392,549	7,316,569
Lease liability	—	110,135
Other liabilities	2,879,024	5,455,302
Total current liability	3,506,348	36,413,846
Non-current liabilities
Deposits from direct financing leases	1,797,532	1,787,291
Long-term bank loan	—	2,621,572
Due to Related parties	633,627	2,932,725
Other Non-current liabilities	1,245,355	1,232,785
Total non-current liabilities	3,676,514	8,574,373
Total Liabilities	$7,182,862	$44,988,219

Stockholders’ Deficit
Common stock (par value $0.0001 per share, 100,000,000 shares authorized; 19,837,642 issued and outstanding at June 30, 2023 and 2024)	$1,984	1,984
Additional paid-in capital	211,962,111	214,026,180
Statutory reserve	4,687,085	5,465,625
Accumulated losses	(198,838,994)	(199,055,605)
Accumulated other comprehensive losses	(23,120,642)	(22,751,325)
Total Stockholders’ Deficit	(5,308,456)	(2,313,141)
Non-controlling interests	184,549	4,409,320
Total Deficit	(5,123,907)	2,096,179
TOTAL LIABILITIES AND DEFICIT	$2,058,955	$47,084,398

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE INCOME/(LOSS)

(In US dollars, except share data)

	For the years ended June 30,
	2022	2023	2024

Direct financing lease income
Direct financi cal social security sales ng lease interest income	242,740	298,310	—
Interest expense for direct financing lease	—	(127,488)	—
Provision for lease payment receivable	(2,258,060)	(584,653)	—
Net direct financing lease interest income after provision for receivables	(2,015,320)	(413,831)	—

Medical consulting revenue	30,682	4,757	6,765

Revenue from sales of medical equipment	—	1,343,715	54,557,617

Cost of medical equipment	—	(406,649)	(50,853,512)
Net revenue	(1,984,638)	527,992	3,710,870

Non-interest expense
Business taxes and surcharge	(231)	(4,786)	(113,204)
Salaries and employee charges	(276,546)	(297,151)	(1,375,575)
Rental expenses	(76,442)	(79,074)	(392,373)
Other operating expenses	(524,518)	(339,065)	(2,346,737)
Total non-interest expense	(524,518)	(720,076)	(4,227,889)

Loss before taxes	(2,862,375)	(192,084)	(517,019)

Income tax expense	(738)	(11,175)	(236,021)

NET LOSS	(2,863,113)	(203,259)	(753,040)

Net loss attributable to non-controlling interests	(52,019)	205,995	(536,429)

Net loss attributable to Wins Finance Holdings Inc..	(2,811,094)	(409,254)	(216,611)

Other comprehensive income(loss)
Foreign currency translation adjustment	187,029	357,564	464,219
TOTAL COMPREHENSIVE INCOME/(LOSS)	$(2,676,084)	154,305	$(288,821)

Total comprehensive income/(loss) attributable to noncontrolling interests	(48,238)	161,935	(441,526)
Total comprehensive (loss)/income attributable to ordinary shareholders	(2,627,846)	(7,630)	152,705

Weighted-average ordinary shares outstanding
Basic	19,837,642	19,837,642	19,837,642
Diluted	19,837,642	19,837,642	19,837,642

Loss per share attributable to ordinary shareholders
Basic	$(0.14)	(0.02)	$(0.01)
Diluted	$(0.14)	(0.02)	$(0.01)
From continuing operation	$(0.14)	(0.01)	$(0.04)

See notes to the consolidated financial statements

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

(In US dollars, except share data)

				Accumulated
				Other			Non
	Common Stock		Additional	Comprehensive	Statutory	Accumulated	Controlling	Total
	Shares	Amount	Paid-in Capital	Losses	Reserve	Losses	interest	Deficit
Balance as of June 30, 2022	19,837,642	$1,984	211,934,432	(23,474,027)	4,687,085	(198,429,740)	(111,635)	(5,391,902)
Investment in new subsidiaries	—	—	—	—	—	—	86,010	86,010
Additional paid-in capital	—	—	27,679	—	—	—	—	27,679
Net loss	—	—	—	—	—	(409,254)	205,995	(203,259)
Foreign currency translation adjustment	—	—	—	353,385	—	—	4,179	357,564
Balance as of June 30, 2023	19,837,642	$1,984	211,962,111	(23,120,642)	4,687,085	(198,838,994)	184,549	(5,123,907)
Investment in new subsidiaries	—	—	—	—	—	—	4,666,298	4,666,298
Statutory Reserve	—	—	—	—	778,540	—	—	778,540
Additional paid-in capital	—	—	2,064,069	—	—	—	—	2,064,069
Net loss	—	—	—	—	—	(216,611)	(536,429)	(753,040)
Foreign currency translation adjustment	—	—	—	369,317	—	—	94,902	464,219
Balance as of June 30, 2024	19,837,642	$1,984	214,026,180	(22,751,325)	5,465,625	(199,055,605)	4,409,320	2,096,179

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US dollars)

	For the years ended June 30,
	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,863,113)	$(203,259)	$(753,040)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	297	1,397	6,991
Property and equipment written off	—	—	2,115
Allowance for inventory obsolescence	—	—	33,428
Allowance for credit losses	—	—	719,689
Amortization of right of use assets	—	—	114,929
Provision for lease payment receivables	2,258,060	56,291	—
Acquisition of additional interests in subsidiaries	—	116,785	7,100,518
Changes in assets and liabilities:
Net investment in direct financing leases	(194,077)	609,547	—
Accounts receivable	—	(166,561)	(23,177,517)
Advances to suppliers	—	(302,150)	(18,466,444)
Other assets	186,571	(472,753)	(2,823,874)
Inventories, net	—	(205,276)	(1,493,120)
Other non-current liability	—	1,296,367	—
Deposits from direct financing leases	115,404	(236,406)	—
Contract liabilities	—	408,629	7,218,714
Lease liability	—	—	(194,305)
Accounts payable	—	240,647	20,182,202
Other liabilities	70,478	(1,071,387)	2,448,573
Net Cash Provided by (Used in) Operating Activities	207,923	71,872	(9,081,141)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,300)	(19,437)	(201)
Net cash paid for purchases of subsidiaries and other business units	(69,594)	—	—
Net Cash Used in Investing Activities	(70,894)	(19,437)	(201)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayment to loan from related parties	—	(264,014)	(201,426)
Proceeds from short-term borrowings	—	—	6,817,934
Borrowings from related parties	—	176,576	2,945,310
Net Cash (Used in) Provided by Financing Activities	—	(87,438)	9,561,818

EFFECT OF FOREIGN CURRENCY TRANSLATION ON CASH FROM CONTINUING OPERATION	(6,116)	(9,731)	(20,132)

NET INCREASE/(DECREASE) CASH FROM CONTINUING OPERATION	130,913	(44,734)	460,344

Cash and cash equivalents at beginning of year	28,630	$159,543	$114,809
Cash and cash equivalents at end of year	159,543	114,809	575,152

SUPPLEMENTAL NON-CASH FINANCING ACTIVITY:
Acquisition of additional interests in subsidiaries	$—	$116,785	$7,100,518

See notes to the consolidated financial statements.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS

The acCompanying consolidated financial statements include the financial statements of Wins Finance Holdings Inc. (“Wins Finance”) and its subsidiaries, Wins Finance Group Limited (“WFG”), Full Shine Capital Resources Limited (“Full Shine”), Jinshang International Financial Leasing Co., Ltd. (“Jinshang Leasing”), Shanxi Jinchen Agriculture Co., Ltd. (“Jinchen Agriculture),Shanxi Dongsheng Finance Guarantee Co., Ltd. (“Dongsheng Guarantee”), Dalian Ruikai Taifu Investment Management Co., Ltd. (“Ruikai Taifu) , Zhongrui Xuikai Beijing Technology Co., Ltd. (“Zhongrui Xuikai”)and Beijing Shiyue Gongtu Medical Equipment Co., Ltd.(Shiyuegongtu). Wins Finance and its subsidiaries are collectively referred to as the “Company”.

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

On August 24, 2023, Dalian Rikkai Taifu Investment Management Co., Ltd. acquired 50.8198% of the equity interest of Beijing Shi Yue Gong Tu Medical Equipment Co., LTD., a Company engaged in the sale of medical equipment.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS (CON’T)

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS (CON’T)

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

As at 30 June 2024 and the date of approval of the consolidated financial statements, the Company had the following wholly-owned subsidiaries:

Place and date of
Name of entity	establishment	Registered capital	Principal activities

Wins Finance Group	British Virgin Islands	US$ 30,000,100.00	A holding Company 100%
Limited(“WFG”)	July 27, 2014		owned by Wins Finance

Full Shine Capital	Hong Kong		A holding Company 100%
Resources Limited	August 01, 2013	HK$ 1.00	owned by WFG
(“Full Shine”)

Jinshang International	PRC	US$ 180,000,000.00	A Company providing
Financial Leasing	May 18, 2009		financial leasing services and
Co.,Ltd (“Jingshang Leasing”)			100% owned by Full shine

Dalian Ruikai Taifu	PRC		A Company providing
Investment Management	October 11, 2021	RMB 100,000,000.00	business service industry and
Co.,Ltd (“Ruikai Taifu”)			60% owned by Full shine

Zhongrui Xuikai Beijing	PRC		A Company providing
Technology Co., Ltd	June 22, 2018	RMB 28,000,000.00	medical equipment sales and
(“Zhongrui Xuikai”)			71.43% owned by Ruikai Taifu

Tianjin Runcheng Medical	PRC		A Company providing
Technology Co., LTD	July 10, 2020	RMB 20,410,000.00	medical equipment sales and
(“Tianjin Runcheng”)			51% owned by Zhongrui Xuikai
Beijing Shiyue Gongtu Medical			A company providing
Equipment Co., Ltd.	PRC		medical equipment sales and
(“Shiyuegongtu”)	December 11, 2017	RMB 50,000,000	51% owned by Ruikai Taifu

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 1 -             ORGANIZATION, PRINCIPAL ACTIVITIES, GOING CONCERN AND MANAGEMENT’S PLANS (CON’T)

Going concern and management plans

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue its operations in the foreseeable future and that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. In addition, Note 20 to the Company financial statements, which describes the uncertainty related to the outcome of the lawsuit filed against the Company. During the financial year ended June 30, 2024, the Company had net cash outflow from operating activities amounting to $9,081,141. The Company incurred a net loss of $753,040, and as of June 30, 2024, its stockholders’ deficit was $2,313,141, with accumulated losses of $199,055,605. As of the fiscal year ended June 30, 2024, the Company’s revenue has significantly increased compared to the fiscal year ended June 30, 2023, due to the end of the COVID-19 pandemic and the expansion of new business ventures according to the Company’s management plan. However, the Company is still operating at a loss. The Company’s ability to continue as a going concern dependents upon:

(1)the continued financial support from its related party or its ability to obtain external financing; or

(2)further implement management’s business plan to extend its operations and generate sufficient revenues to meet its obligations.

While the Company believes in the viability of its strategy to increase sales volume and in its ability to raise additional funds, there can be neither any assurances to that effect, nor any assurance that the Company will be successful in securing sufficient funds to sustain the operations

As of June 30, 2024, the Company’s having a minimum cash balance on the consolidated statement of financial position. The Company has taken an intensive review of operations and expenditures, including selling, distribution, and administration expenses, to identify and eliminate inefficiencies and redundancies in order to preserve cash while maintaining the business. Given the Company’s existing cash balances and projected cash generated by, and used in, operating activities, the Company believes that it will have sufficient liquidity to fund its operating activities, and react as necessary to market changes, which may include working capital needs for at least twelve months from June 30, 2024. These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, reported expenses and statement of financial position classification that would be necessary if going concern assumption was not appropriate. These adjustments could be material.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

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

Significant accounting estimates reflected in the consolidated financial statements include, but are not limited to: (i) the allowance for doubtful receivables; (ii) estimates of losses on unexpired contracts and financial guarantee service contracts; (iii) accrual of estimated liabilities; (iv) useful lives of long-lived assets; (v) impairment of long-lived assets; (vi) contingencies; and (vii) share-based compensation; (viii) inventory reserve provision.

(c)   Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenue and incur expenses and is identified on the basis of the internal financial reports that are provided to and regularly reviewed by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess performance of the segment.

In accordance with ASC 280, segment reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the CODM in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s CODM for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. The Company’s CODM has been identified as the chief executive officer (the “CEO”), who reviews combined results when making decisions about allocating resources and assessing performance of the Company. The Company has determined that there is only one reportable operating segment.

(d)   Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, cash in banks and all highly liquid investments with original maturities of three months or less that are unrestricted as to withdrawal and use.

(e)   Restricted Cash

Restricted cash represents cash pledged to banks.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(h)   Revenue recognition

The Company recognizes revenues pursuant to ASC 606, Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Company’s customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services, reduced by value added tax (“VAT”). To achieve the core principle of this standard, the Company applies the following five steps:

1.	Identification of the contract, or contracts, with the customer;
2.	Identification of the performance obligations in the contract;
3.	Determination of the transaction price;
4.	Allocation of the transaction price to the performance obligations in the contract; and
5.	Recognition of the revenue when, or as, a performance obligation is satisfied.

Each of significant performance obligations and the application of ASC 606 to the Company’s revenue arrangements are discussed in further detail below.

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

Revenue from sales of medical equipment

The Company purchases medical devices products directly from reputable manufacturers, and resells them through its sales/distribution network to the customers who need them by signing sales contracts with them. For performance obligations that are fulfilled at a point in time, the Company should recognize revenue at the point in time when the customer obtains control of the relevant goods. When the customer receives the product for acceptance, the customer has gained control of the product.

We have determined that we are the principal based on the following factors: (1) Primary Responsibility for Fulfillment. We are primarily responsible for fulfilling the contract (e.g., shipping goods to the customer). (2) Inventory Risk. We bear inventory risk before or after the goods are transferred to the customer (e.g., during shipping or on return). (3) Discretion in Pricing. We have the discretion to set the prices for the goods provided. (4) Form of Consideration. Our compensation is the full amount for the goods provided, not a commission or a net amount.

The Company determines that the customer has acquired control over the product by the following five points: (1) The Company has a present right to receive payment for the merchandise, i.e., the customer has a present obligation to pay for the merchandise, (2) The Company has transferred legal ownership of the goods to the customer, i.e. the customer has legal ownership of the goods, (3) The Company has transferred the goods to the customer in kind, that is, the customer has physical possession of the goods, (4) The Company has transferred the main risks and rewards of ownership of the goods to the customer, i.e. the customer has acquired the main risks and rewards of ownership of the goods, (5) The customer has accepted the goods. Therefore, the Company is recognizing sales revenue of medical devices at the point of time.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(h)   Revenue recognition (con’t)

Contract Balances

For the year ended June 30, 2023 and 2024, the Company did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

As of June 30, 2023 and 2024, the Company does not have any contract assets (unbilled receivables) since revenue is recognized when the performance obligation is fulfilled and the payment from customers is not contingent on a future event.

Advances received from customers related to unsatisfied performance obligations are recorded as contract liabilities (unearned income), which will be recognized as revenues upon the satisfaction of performance obligations through the transfer of related promised services to customers.

Allocation to Remaining Performance Obligations

The Company has elected to apply the practical expedient in paragraph ASC Topic 606-10-50-14 and did not disclose the information related to transaction price allocated to the performance obligations that are unsatisfied or partially unsatisfied as of June 30, 2023 and 2024, because either the performance obligation of the Company’s contracts with customers has an original expected duration of one year or less or the Company has a right to consideration from a borrower or a customer in an amount that corresponds directly with the value to the borrower or the customer of the Company’s performance completed to date, therefore the Company may recognize revenue in the amount to which the Company has a right to invoice or collect.

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

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(j)   Impairment of long-lived assets (con’t)

The Company tests long-lived assets, including property and equipment and finite-lived intangible assets, for impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount of the assets is greater than their fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows at the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There were no impairment losses on long-lived assets in the years ended June 30, 2023 and 2024.

(k)   Accounts receivable, net

Account receivables are stated net of provision of credit losses. The Company has developed a current expected credit loss ("CECL") model based on historical experience, the age of the accounts receivable balances, credit quality of its customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company considers historical collection rates, current financial status, macroeconomic factors, and other industry-specific factors when evaluating for current expected credit losses.

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

As of June 30, 2023 and 2024, financial instruments of the Company primarily consisted of cash, restricted cash, accounts receivables, other receivables, and bank and other loans which were carried at cost or amortized cost on the consolidated statement of financial position, and carrying amounts approximated their fair values because of their generally short maturities or the rate of interest of these instruments approximate the market rate of interest.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

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

	June 30, 2023	June 30, 2024
Statement of financial position items, except for equity accounts	7.2258	7.2672

	For the years ended June 30
	2023	2024
Items in the statements of income and comprehensive income, and statements of cash flows	6.9415	6.9728

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

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

(w)  Impact of recently issued accounting pronouncements

In December 2023, the FASB issued ASU No.2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures”. This ASU requires additional quantitative and qualitative income tax disclosure to enable financial statements users to better assess how an entity’s operations and related tax risks and tax planning and operational opportunities affect its tax rate and prospects for future cash flows. This ASU is effective for fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company plans to adopt this guidance effective January 1, 2025, and the adoption of this ASU is not expected to have a material impact on its financial statements.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements—Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These issues to remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(w)   Related parties

The Company identifies related parties, and accounts for, discloses related parties transactions in accordance with ASC 850, “Related parties Disclosures” and other relevant ASC standards.

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Companies are also considered to be related if they are subject to common control or common significant influence.

Transactions between related parties commonly occurring in the normal course of business are considered to be related parties transactions. Transactions between related parties are also considered to be related parties transactions even though they may not be given accounting recognition. While ASC does not provide accounting or measurement guidance for such transactions, it nonetheless requires their disclosure.

(x)   Employee retirement benefits

Pursuant to the relevant regulations of the PRC government, the Company’s PRC subsidiaries participate in a local municipal government social benefits plan, and is required to contribute a certain percentage of the basic salaries of its employees to fund their retirement benefits. The local municipal government undertakes to assume the retirement benefits obligations of all existing and future retired employees. The Company’s only obligation is to pay the ongoing required contributions. Contributions are charged to expense as incurred. There are no provisions whereby forfeited contributions may be used to reduce future contributions. Amounts contributed during the years ended June 30, 2023 and 2024, are discussed in Note 11.

(y) Deposits from direct financing leases

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 2 -             SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CON’T)

(z)  Advance to suppliers

Advances to suppliers include prepayments to the Company’s suppliers,advance payment depends on specific circumstances, such as the nature of goods or services, negotiations with suppliers, and the delivery time of products or services received from suppliers after the advance payment. The Company continuously monitors suppliers’ delivery and payment, while maintaining an estimated credit loss reserve based on historical experience and any specific supplier problems (such as the identified inventory supply interruption). If the Company has difficulty in receiving payment from any supplier, the Company will take the following measures: stop buying products from the supplier, demand an immediate refund of the Company’s advance payment, and take legal actions if necessary. During the reporting periods, no legal proceedings were brought. If all these steps are unsuccessful, the management will decide whether the advance payment should be retained or cancelled. The balance of allowance for doubtful accounts relating to advances to suppliers was Nil as of As of June 30, 2023 and 2024.

(aa) Accounts payable

Accounts payable represent liabilities for goods provided to the Company prior to the end of the financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities. Accounts payable are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

(ab) Other assets

Other assets include deposits receivable, loans receivable, prepaid expenses, notes receivable, and other receivables.

Deposits receivable refer to the deposits or guarantees paid by the Company for leases or contractual performance.Loans receivable refer to short-term loans provided by the Company to individuals, which are typically due and repayable, including principal and interest, within one year.Prepaid expenses refer to expenses paid in advance by the Company for future services or goods, such as prepaid office expenses and insurance premiums, which are amortized over the benefit period.Notes receivable refer to commercial notes received by the Company for the sale of goods or provision of services, which are usually due and collectible within one year.Other receivables mainly include other short-term claims, such as petty cash advances to employees and amounts due to be refunded from transactions .

(ac) Other liabilities

Other liabilities includee, employee compensation payable, taxes payable and other payables .

Employee compensation payable refers to the salary, social security, provident fund and bonus payable to the Company’s employees before the end of the current fiscal year. taxes payable refers to the composition of VAT and surtax payable under PRC tax before the end of the fiscal year. Other payables mainly consist of loans payable, lawyer fees, service fees, etc.

(ad) Inventories, net

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

FOR THE YEARS ENDED JUNE 30, 2024

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

PRC state-owned banks, such as Bank of China, are subject to a series of risk control regulatory standards, and PRC bank regulatory authorities are empowered to take over the operation and management when any of those banks faces a material credit crisis. Meanwhile, China does not have an official deposit insurance program, nor does it have an agency similar to what was the Federal Deposit Insurance Corporation (FDIC) in the U.S. In the event of bankruptcy of one of the financial institutions in which the Company has deposits or investments, it may be unlikely to claim its deposits or investments back in full. As of June 30, 2023 and 2024, the Company held cash and restricted cash was all Nil, that was not insured by any governmental authority. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits only with well-known financial institutions in the PRC. There has been no recent history of default in relation to these financial institutions.

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

FOR THE YEARS ENDED JUNE 30, 2024

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

The following is a summary of the components of the Jinshang Leasing’s net investment in direct financing leases at June 30, 2024 and 2023

	June 30, 2024	June 30, 2023
Total minimum lease payments to be received	$112,964,579	$113,888,592
Less: Amounts representing estimated executory costs	—	—
Minimum lease payments receivable	112,964,579	113,888,592
Less: unearned income, representing interest	—	(3,243,488)
Present value of minimum lease receivable	112,964,579	110,645,104
Less: Allowance for uncollectible receivables	(112,964,579)	(110,645,104)
Net investment in direct financing leases	$—	$—

Future minimum lease receipts under non-cancellable direct financing lease arrangements are as follows:

	June 30, 2024	June 30, 2023
Within 1 year	$—	$6,030
2 years	5,995	—
3 years	—	38,797
4 years	38,576	96,582,534
5 years	96,032,319	11,900,382
6 years	16,887,689	5,360,850
Total minimum finance lease receivables	$112,964,579	$113,888,592

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 4 -             NET INVESTMENT IN DIRECT FINANCING LEASES (CON’T)

An account is considered delinquent if a substantial portion of a scheduled payment has not been received by the date the payment was contractually due. The accrual of direct financing lease interest income had been suspended on delinquent finance lease receivables with remaining contractual amounts due of $112,964,579 and $110,645,104 as of June 30, 2024 and 2023. As of June 30, 2024 and 2023, there were no recorded investment in direct financing leases past due 90 days or more and still accruing.

The following is a credit quality analysis of finance lease receivables. In the event that an instalment repayment of a finance lease receivables is overdue for more than 30 days, the entire outstanding balance of the finance lease receivables is classified as overdue. If the instalment repayment is overdue within 30 days, only the balance of this instalment is classified as overdue.

	June 30, 2024		June 30, 2023
Overdue and credit-impaired	$		$
– Overdue above 90 days		—		11,302,893
Not yet overdue but credit impaired		112,964,579		99,342,211
		—		—
Less: Allowances for impairment losses		(112,964,579)		(110,645,104)
Net investment in direct financing leases, end of year		$—		$—

The allowance for uncollectible minimum lease payments receivables in direct financing leases for the years ended June 30, 2024 and 2023 were as following:

	June 30, 2024	June 30, 2023
Allowance for uncollectible receivables at the beginning of year	$110,645,104	$119,067,356
(Reversal of Provision)for lease payment receivables	—	(1,755,062)
Effect of foreign currency translation	2,319,475	(6,667,190)
Allowance for uncollectible receivables at the end of year	$112,964,579	$110,645,104

	June 30, 2024	June 30, 2023
Allowance for uncollectible receivables relating to:
Individually evaluated for impairment	$112,964,579	$110,645,104
Ending balance	$112,964,579	$110,645,104

Minimum lease payments receivable
Individually evaluated for impairment	$112,964,579	$110,645,104
Collectively evaluated for impairment	—	3,243,488
Ending balance	$112,964,579	$113,888,592

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

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

The risk classification of direct financing lease receivables is as follows:

	June 30, 2024	June 30, 2023
Normal	$—	$3,243,488
Abnormal	112,964,579	110,645,104
Total	$112,964,579	$113,888,592

NOTE 5 -             ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	June 30, 2024	June30, 2023
Accounts receivable	$23,356,684	$401,399
Less: allowance for credit losses	(719,689)	—
Accounts receivable, net	$22,636,995	$401,399

Allowance for expected credit loss movements:

	June 30, 2024	June 30, 2023
Beginning balance	$—	$—
Provision	719,689	—
Ending balance	$719,689	$—

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 6 -             INVENTORIES, NET

Inventories,net consisted of the following:

	June 30, 2024	June 30, 2023
Finished goods	1,632,497	197,198
Less: allowance for inventory reserve	(33,428)	—
Total inventories,net	$1,599,069	$197,198

As of June 30, 2023, the balance of finished goods had been completely sold out by the report release date. As of June 30, 2024, 90% of the balance of finished goods had been sold out by the report release date sold out by the report release date sold out by the report release date.

NOTE 7 -             PROPERTY AND EQUIPMENT, NET

Property and equipment as of June 30, 2024 and 2023 consisted of the following:

	Useful life	Salvage
	(years)	value	June 30, 2024	June 30, 2023
Office equipment	5	3%	205,890	186,642
Electric equipment	5	3%	73,778	30,418
Vehicles	4	3%	—	17,622
Less: accumulated depreciation			(257,148)	(213,879)
Property and equipment, net			$22,521	$20,804

Depreciation expense totaled $6,991 and $1,397 for the years ended June 30, 2024 and 2023, respectively.

NOTE 8 -             OTHER ASSETS

Other assets as of June 30, 2024 and 2023 consisted of:

	June 30, 2024	June 30, 2023
Deposits receivable	2,243,171	474,640
Loans receivable	578,138	274,129
Prepaid expense	300,520	—
Notes receivable	153,744	—
Other receivables	210,308	32,090
Other assets	$3,485,881	$780,859

Deposits receivable refer to the deposits or guarantees paid by the Company for leases or contractual performance, which are expected to be recovered within one year.

Loans receivable refer to interest-free loans made to third parties. As of the date of this report, 85% of the Loans receivable balance as of June 30, 2023, had been recovered. 55% of the Loans receivable balance as of June 30, 2024, had been recovered.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 9 -              OTHER LIABILITIES

Other liabilities as of June 30, 2024 and 2023 consisted of:

	June 30, 2024	June 30, 2023
Other tax payable	$2,576,283	$1,535,202
Accrued payroll	346,297	149,761
Legal fee payable	319,599	321,430
Loans payable	543,517	58,660
Audit fee payable	—	50,000
Rental and property management fee payable	244,445	245,846
Deposit payable for goods	1,206,973	421,905
Other payables	218,188	96,220
	$5,455,302	$2,879,024

NOTE 10 -           SHARE-BASED COMPENSATION

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 10 -           SHARE-BASED COMPENSATION (CON’T)

The following table summarizes stock award activity and related information for all of Wins Finance’s Equity Plans for the years ended June 30, 2024 and 2023:

Weighted Average
		Weighted	Remaining
	Number of	Average	Contractual
	Shares	Exercise Price	Term In Years
$
Outstanding, July 1, 2016	1,270,000	12	2.42
Granted	—	12	3.00
Exercised	—	—	—
Forfeited	(1,190,000)	12	—
Canceled	(80,000)	12	—
Outstanding, June 30, 2017, 2018, 2019, 2020, 2021,2022 and 2024	—	—	—
Granted	—	—	—
Exercised	—	—	—
Forfeited	—	—	—
Canceled	—	—	—
Outstanding, June 30, 2024	—	—	—

Exercisable, June 30, 2023 and 2024	—	—	—
Vested and expected to vest, June 30, 2023 and 2024	—	—	—

2015 Long-Term Incentive Equity Plan (con’t)

During the year ended June 30, 2017, 1,190,000 options were forfeited and 80,000 options were cancelled due to the termination of the holders’ employment prior to vesting. On February 14, 2017, Wins Finance terminated the remaining option agreements with the employees for no consideration. No options remained outstanding following the cancellation and as of June 30, 2023 and 2024.

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

In connection with the grant of stock options to employees, the Company recorded share-based compensation charges of nil and nil, respectively, for the years ended June 30, 2024and 2023, respectively. The negative amount in 2017 resulted from the reversal of share-based compensation expense for the Company’s options that were cancelled due to the termination of the holder’s employment prior to vesting.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 11 -           CAPITALIZATION

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

As of June 30, 2024 and 2023, there were 19,837,642 shares of common stock issued and outstanding.

NOTE 12 -           STATUTORY RESERVE

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

NOTE 13 -           EMPLOYEE RETIREMENT BENEFITS

The Company has made employee benefit contributions in accordance with Chinese relevant regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and birth insurance. The Company recorded the contribution in the salaries and employee charges when incurred. The contributions made by the Companies were $111,208 and $32 239 for the year ended June 30, 2024 and 2023, respectively.

NOTE 14 -           LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share for the years ended June 30, 2024 and 2023, respectively:

	June 30, 2024	June 30, 2023
Net loss attributable to the common shareholders	$(216,611)	$(409,254)

Basic weighted-average common shares outstanding	19,837,642	19,837,642
Effect of dilutive securities
Diluted weighted-average common shares outstanding	19,837,642	19,837,642
Loss per share – Basic	$(0.01)	$(0.02)
Loss per share – Diluted	$(0.01)	$(0.02)

Basic earnings per share are computed by dividing the net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed by adding other common stock equivalents, including non-vested common share in the weighted average number of common shares outstanding for a period, if dilutive. As of June 30, 2024 and 2023, there were no dilutive securities.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

Note 15 -           Bank loans

	June 30,	June 30,
	2024	2023
Short-term bank loans
Shenzhen Qianhai Weiyou Bank Co., Ltd.	$80,925	$—
Bank of Ningbo Co., Ltd. Beijing Xicheng Science and Technology Branch	412,814	—
Beijing Bank Co., Ltd. Ma Jiapu Branch	2,752,092	—
Postal Savings Bank of China Limited	688,022	—
Total short-term bank loans	$3,933,853	$—

	June 30,	June 30,
	2024	2023
Long-term bank loans
Sichuan Xinwang Bank Co., Ltd.	2,621,572	—
Total Long-term bank loans	$2,621,572	$—

The following table summarizing the loan commencement date, loan maturity date, loan amount in RMB and its equivalent to the United States dollar, and the effective interest rate of each bank loans:

	Loan	Loan	Loan	Loan	Effective
	commencement	maturity	amount	amount	interest
For the year ended June 30, 2024 short-term bank loans	date	date	in RMB	in USD	rate
Shenzhen Qianhai Weiyou Bank Co., Ltd.	2023/7/4	2025/7/4	588,095	$80,925	4.68%
Bank of Ningbo Co., Ltd. Beijing Xicheng Science and Technology Branch	2024/4/17	2025/4/16	1,000,000	137,605	4.2%
Bank of Ningbo Co., Ltd. Beijing Xicheng Science and Technology Branch	2024/4/26	2025/4/26	2,000,000	275,209	4.2%
Beijing Bank Co., Ltd. Ma Jiapu Branch	2023/10/17	2024/10/17	10,000,000	1,376,046	3.45%
Beijing Bank Co., Ltd. Ma Jiapu Branch	2024/4/30	2025/4/30	10,000,000	1,376,046	3.45%
Postal Savings Bank of China Limited	2023/11/17	2024/11/16	5,000,000	688,023	4.5%
Total short-term bank loans			28,588,095	$3,933,853

For the year ended June 30, 2024 Long-term bank loans
Sichuan Xinwang Bank Co., Ltd.	2023/3/11	2026/6/21	19,051,489	2,621,572	11~11.5%
Total Long-term bank loans			19,051,489	$2,621,572

The loan from Shenzhen Qianhai Weiyou Bank Co., Ltd was guaranteed by Zhang Guohua.

The loan from Bank of Ningbo Co., Ltd. Beijing Xicheng Science and Technology Branch was guaranteed by Fan Jun, Wang Xiaoqin, Wang Zikang.

The loan from Sichuan Xinwang Bank Co., Ltd was guaranteed by Fan Jun, Wang Xiaoqin.

The loan from Beijing Bank Co., Ltd. Ma Jiapu Branch was guaranteed by Beijing Zhongguancun Science and Technology Financing Guarantee Co., Ltd., Wang Xiaoqin, Fan Jun.

The loan from Postal Savings Bank of China Limited was guaranteed by Fan Jun, Wang Xiaoqin, Beijing Haidian Science and Technology Enterprise Financing Guarantee Co., Ltd.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

Note 16 -           Right-of-use asset

As of June 30, 2024 and 2023, the Company has signed a total of one operating leases for office space, with terms ranging from two years. The remaining lease term was an of 0.8 years and 1.8  years, respectively. The Company considers those renewal or termination options that are reasonably certain to be exercised in the determination of the lease term and initial measurement of right of use assets and lease liabilities. The Company’s lease agreements do not provide a readily determinable implicit rate nor is it available to the Company from its lessors. Instead, the Company estimates its incremental borrowing rate based on long-term interest rates published by the People’s Bank of China in order to discount lease payments to present value. The weighted average discount rate of the Company’s operating leases was 4.75% per annum and 4.75% per annum as of June 30, 2024 and 2023, respectively.

Supplemental balance sheet information related to operating leases from the Company’s operations was as follows:

	As of	As of
	June 30,	June 30,
	2024	2023
Right-of-use asset	$126,388	$—

Operating lease liability	110,135	—
Total operating lease liability	$110,135	$—

The weighted average remaining lease terms and discount rates for all of operating leases were as follows as of March 31, 2024

For the years ended June 30, 2024 and 2023, the amortization of right-of-use assets amounted to $114,929 and Nil, respectively.

The following table presents maturity of lease liabilities as of June 30, 2024:

As of
June 30,
Twelve months ending June 30,	2024
2025	$111,451
Total future minimum lease payments	111,451
Less: imputed interest	(1,317)
Total	$110,135

NOTE 17 -           INCOME TAXES

Pursuant to the relevant rules and regulations of the Cayman Islands and the BVI, the Company and its subsidiary incorporated therein are not subject to any income tax pursuant to the rules and regulations of their respective countries of incorporation.

No Hong Kong Profits Tax has been made for the years ended June 30, 2024 and 2023 as Full Shine had no assessable profits arising in Hong Kong.

The provision for PRC Enterprise Income Tax (“EIT) is calculated at 25% of the estimated assessable profits of the subsidiaries established in the PRC during the years ended June 30, 2024 and 2023.

Under the EIT Law, investment income from security funds is exempted from PRC EIT.

The PRC income tax returns are generally not subject to examination by the tax authorities for tax years before calendar (tax) year 2013. With a few exceptions, the calendar (tax) years 2014-2018 remain open to examination by tax authorities in the PRC. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or its withholding agent. The statute of limitations extends to five years under special circumstances, which are not clearly defined. In the case of a related parties transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 17 -           INCOME TAXES (CON’T)

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits of the position, and measures the unrecognized benefits associated with the tax position. For the years ended June 30, 2024 and 2023, the Company had no unrecognized tax benefits.

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

Income tax expense represents the enterprise income tax accrued by the Company at a rate of 25% of taxable income. As of June 30, 2024, and 2023, the income tax expense included:

	June 30, 2024	June 30, 2023
Zhongrui Xuikai	910	10,820
Tianjin Runcheng	8,845	355
Shiyuegongtu	226,266	—
Total	$236,021	$11,175

	For the year ended June 30,
	2024	2023
Current income tax expense	$(236,021)	(11,175)
Total expense for income taxes	$(236,021)	(11,175)

The reconciliation between the effective income tax rate and the PRC statutory income tax rate of 25% is as follows:

	June 30, 2024	June 30, 2023
PRC statutory tax	25%	25%
Effect of non-deductible expenses	1.3%	—%
Effect of preferential tax rate	—	(22.5)%
Effective tax rate	26.3%	2.5%

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 18 -           RELATED PARTIES TRANSACTIONS AND BALANCES

Related parties balances

1)	Nature of relationships with related parties

Name	Relationship with the Company
Beijing Fu Sheng Xing Trading Co., LTD.	Wanrui Wanjia (Beijing) Science and Trade Co., Ltd. holds 60% of the shares, and Fushun Capital Co., Ltd. holds 40% of the shares.
Wanrui Wanjia (Beijing) Technology and Trade Co., LTD	Jinshang International Financial Leasing Co., Ltd. Legal Person Wu Zhe Holdings 100%
Wang Junying	Shareholders of Tianjin Runcheng
Wang Mingsheng	Shareholders of Ruikai Taifu
Wang Xiaohua	Shareholders of Zhongrui Xukai
Wang Zikang	Shareholders of Shiyuegongtu
Wang Xiaoqin	Shareholders of Shiyuegongtu
Wang Wenlong	Shareholders of Ruikai Taifu
Zhongrui Huatai (Beijing) Hospital Management Co. LTD	The legal representative of the Company is Wang Mingsheng, who holds 40% of the shares; Wang Wenlong is the major shareholder with a shareholding ratio of 60%
Tianjin Kangye Tiancheng Trading Co. LTD	Shareholder of Wang Mingsheng

2)	Related parties balances as of June 30, 2024 and 2023 (apart from those disclosed elsewhere in these consolidated financial statements) consisted of:

	June 30, 2024	June 30, 2023

Due from related parties
Beijing Fu Sheng Xing Trading Co., LTD.	$116,596	$131,249
Wanrui Wanjia (Beijing) Technology and Trade Co., LTD	411,912	65,584
Wang Junying	—	48,489
Wang Zikang	89,443	—
Wang Mingsheng	8,256	8,304
Total	$626,207	$253,626

	June 30, 2024	June 30, 2023

Due to Related parties
Bluesky LLC	$—	$464,000
Zhongrui Huatai (Beijing) Hospital Management Co. LTD	89,335	89,847
Wang Wenlong	13,760	—
Wang Xiaohua	43,136	45,183
Wang Xiaoqin	2,752,092	—
Tianjin Kangye Tiancheng Trading Co. LTD	34,402	34,597
Total	$2,932,725	$633,627

NOTE 19 -           DEPOSITS FROM DIRECT FINANCING LEASES

The deposit for direct finance leasing is delivered to the Company by the customer when the Company signs the finance lease contract as a guarantee for the performance of the contract, the deposit does not bear interest. The balance of the direct financing margin as of June 30, 2023 and 2024 was $ 1,797,532 and $ 1,787,291 respectively.

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 20 -           COMMITMENTS AND CONTINGENCIES

Lease commitments:

The Company’s Zhongrui Xuikai entered into operating lease agreements with landlords to lease office space in Beijing.

The following table sets forth our contractual obligations as of June 30, 2024:

For the year ended June 30,	Operating lease
2025	$11,696
Total	$11,696

Litigation

The Company is involved in various legal actions arising in the ordinary course of its business. As of June 30, 2024, the Company was involved in 1 lawsuits in China, which the Company is a defendant in relation to its financing lease business (see below). The cases are in the process of being enforced.

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

WINS FINANCE HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JUNE 30, 2024

NOTE 20 -           COMMITMENTS AND CONTINGENCIES (CON’T)

As of this date and to the best of our knowledge, neither the Company nor the individual Defendants have been served or have agreed to accept service of the summons and complaint. As of this date, Plaintiff has not filed an affidavit of service with the Court concerning service upon any Defendant. In accordance with procedural rules applicable to such securities class actions, motions for appointment as lead plaintiff(s) and lead counsel were filled on or before September 24, 2020, following the Court’s resolution of which it is common for the newly-appointed lead plaintiff(s) to amend the complaint and allegations underlying the claims. There is not any update progress since from June 30, 2024.

NOTE 21 -           SUBSEQUENT EVENTS

No subsequent event which had a material impact on the Company was identified through the date of issuance of the consolidated financial statements.